As filed with the Securities and Exchange Commission on September 30, 2020

Registration No. 333-248433

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORTRESS VALUE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	6770	84-4465489
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1345 Avenue of the Americas

46th Floor

New York, New York 10105

Telephone: (212) 798-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew A. McKnight

Chief Executive Officer

c/o Fortress Value Acquisition Corp.

1345 Avenue of the Americas

46th Floor

New York, New York 10105

Telephone: (212) 798-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jaclyn L. Cohen Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000 Fax: (212) 310-8007	Sheila Bangalore Chief Strategy Officer & General Counsel MP Mine Operations LLC d/b/a MP Materials 6720 Via Austi Parkway, Suite 450 Las Vegas, Nevada 89119 Tel: (702) 844-6111 Fax: (702) 844-6101	Daniel A. O’Shea Michael P. Heinz Sidley Austin LLP 787 7th Avenue New York, New York 10019 Tel: (212) 839-5900 Fax: (212) 839-5599

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
FVAC Class A common stock, par value $0.0001 per share	104,801,543(1)	$10.00(2)	$1,048,015,430.00(2)	$136,032.40(3)(4)

(1)

Represents the maximum number of shares of Class A common stock, par value $0.0001 per share (“FVAC Class A common stock”), of the registrant (“FVAC”) to be issued in connection with the mergers described herein. This number is based on the sum of (a) 91,941,543, the number of shares of FVAC Class A common stock to be issued by FVAC at closing in connection with the mergers contemplated in the Business Combination, and (b) 12,860,000, the maximum number of shares of FVAC Class A common stock issuable in respect of the earn-out mechanism described herein.

(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	Calculated pursuant to Rule 457 of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001298.
(4)	An amount of $136,032.40 was previously paid on August 27, 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the Merger Agreement, among other things, (a) MP Mine Operations LLC, a Delaware limited liability company (“MPMO”) and Secure Natural Resources LLC, a Delaware limited liability company (“SNR” and, together with MPMO, each a “Company” and collectively, the “Companies”) will, prior to the consummation of the transactions contemplated by the Merger Agreement, complete a reorganization (the “Pre-Closing Reorganization”), pursuant to which, among other things, (i) MPMO or an affiliate of an MPMO equityholder will form a new Delaware corporation (“MPMO HoldCo”), and SNR will form a new Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes (“SNR HoldCo”) and (ii) each of MPMO HoldCo and SNR HoldCo will form wholly-owned subsidiaries, MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, and each of MPMO and SNR will merge with MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, with MPMO and SNR being the surviving company of each merger and becoming wholly-owned subsidiaries of MPMO HoldCo and SNR HoldCo, respectively, (b) through two consecutive mergers constituting part of the same overall transaction, MPMO Merger Corp., a wholly-owned subsidiary of FVAC, will merge with and into MPMO HoldCo, with MPMO HoldCo being the surviving corporation, and immediately thereafter MPMO HoldCo will merge with and into MPMO Merger LLC, with MPMO Merger LLC being the surviving company (such mergers, the “MPMO Mergers”) and (c) through two consecutive mergers constituting part of the same overall transaction, SNR Merger Company will merge with and into SNR HoldCo, with SNR HoldCo being the surviving company, and immediately thereafter SNR HoldCo will merge with and into SNR Merger LLC, with SNR Merger LLC being the surviving company (such mergers, the “SNR Mergers”, and together with the MPMO Mergers and the other transactions and ancillary agreements contemplated by the Merger Agreement, the “Business Combination”). As a result of the Business Combination, each of MPMO and SNR will become indirect wholly-owned subsidiaries of FVAC.

The information in this preliminary proxy statement/consent solicitation/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/consent solicitation/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS DATED SEPTEMBER 30, 2020,

SUBJECT TO COMPLETION

Dear Stockholder:

On July 15, 2020, Fortress Value Acquisition Corp., a Delaware corporation (“FVAC”), entered into an Agreement and Plan of Merger (as amended on August 26, 2020 and as it may be further amended and/or restated from time to time, the “Merger Agreement”), by and among FVAC, FVAC Merger Corp. I, a Delaware corporation and a direct, wholly-owned subsidiary of FVAC (“MPMO Merger Corp.”), FVAC Merger LLC II, a Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes and a direct, wholly-owned subsidiary of FVAC (“SNR Merger Company”), FVAC Merger LLC III, a Delaware limited liability company and a direct wholly-owned subsidiary of FVAC (“MPMO Merger LLC”), FVAC Merger LLC IV, a Delaware limited liability company and a direct wholly-owned subsidiary of FVAC (“SNR Merger LLC” and, together with MPMO Merger Corp., SNR Merger Company and MPMO Merger LLC, the “Merger Subs”), MP Mine Operations LLC, a Delaware limited liability company (“MPMO”) and Secure Natural Resources LLC, a Delaware limited liability company (“SNR” and, together with MPMO, each a “Company” and collectively, the “Companies”) pursuant to which the Companies will become indirect wholly-owned subsidiaries of FVAC. The transactions contemplated by the Merger Agreement will constitute a “business combination” as contemplated by FVAC’s Amended and Restated Certificate of Incorporation.

In accordance with the Merger Agreement, among other things, (a) the Companies will, prior to the consummation of the transactions contemplated by the Merger Agreement, complete a reorganization (the “Pre-Closing Reorganization”), pursuant to which, among other things, (i) MPMO or an affiliate of an MPMO equityholder will form a new Delaware corporation (“MPMO HoldCo”), and SNR will form a new Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes (“SNR HoldCo”) and (ii) each of MPMO HoldCo and SNR HoldCo will form wholly-owned subsidiaries, MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, and each of MPMO and SNR will merge with MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, with MPMO and SNR being the surviving company of each merger and becoming wholly-owned subsidiaries of MPMO HoldCo and SNR HoldCo, respectively, (b) through two consecutive mergers constituting part of the same overall transaction, MPMO Merger Corp., a wholly-owned subsidiary of FVAC, will merge with and into MPMO HoldCo, with MPMO HoldCo being the surviving corporation, and immediately thereafter MPMO HoldCo will merge with and into MPMO Merger LLC, with MPMO Merger LLC being the surviving company (such mergers, the “MPMO Mergers”) and (c) through two consecutive mergers constituting part of the same overall transaction, SNR Merger Company will merge with and into SNR HoldCo, with SNR HoldCo being the surviving company, and immediately thereafter SNR HoldCo will merge with and into SNR Merger LLC, with SNR Merger LLC being the surviving company (such mergers, the “SNR Mergers”, and together with the MPMO Mergers and the other transactions and ancillary agreements contemplated by the Merger Agreement, the “Business Combination”). As a result of the Business Combination, each of MPMO and SNR will become indirect wholly-owned subsidiaries of FVAC.

Fortress Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and FVAC’s officers and directors (together with the Sponsor, the “Insiders”) each have agreed to (i) vote all of their shares of FVAC Class F common stock in favor of the Business Combination and certain other matters, (ii) certain restrictions on their shares of FVAC Class F common stock (other than any shares of FVAC Class F common stock received in exchange for Private Placement Warrants (as defined below)), and (iii) subject to the satisfaction of the closing conditions in the Merger Agreement, if the amount of cash available in the Trust Account, less (1) any amounts required to satisfy the FVAC stockholder redemptions, plus (2) the PIPE Investment Amount, is less than $495 million, surrender to FVAC a number of shares of FVAC Class F common stock (the “Surrendered Shares”) equal to such holder’s (such holders, the “Class F Holders”) pro rata share of the product of (x) 8,625,000 and (y) a fraction, the numerator of which is (1) $495 million, minus (2)(A) the cash available in FVAC’s trust account (the “Trust Account”) after deducting the amount required to satisfy redemptions, plus (B) the amount of the PIPE Investment (the “PIPE Investment Amount”), and the denominator of which is $495 million.

The Sponsor and FVAC’s independent directors, have agreed that, as of the consummation of the Business Combination, all of the shares of FVAC Class A common stock (which, after the consummation of the Business Combination we refer to as “MPMC Class A common stock”) issued upon the conversion of their shares of FVAC Class F common stock (the “Founder Shares”) purchased prior to FVAC’s IPO (other than the Surrendered Shares) shall be subject to certain vesting and forfeiture provisions (the “Vesting Shares”), as follows: (i) 50% of the Vesting Shares beneficially owned by them vest if a $12.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the consummation of the Business Combination, (ii) 25% of the Vesting Shares beneficially owned by them vest if a $14.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the consummation of the Business Combination and (iii) 25% of the Vesting Shares beneficially owned by them vest if a $16.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the consummation of the Business Combination. As used in this proxy statement/consent solicitation/prospectus, the applicable “Stock Price Level” will be considered achieved only when the volume-weighted average price (“VWAP”) of FVAC Class A common stock on NYSE equals or exceeds the applicable threshold for any twenty (20) trading days within any thirty (30) trading day period.

FVAC and the Sponsor have also agreed that, in connection with the consummation of the Business Combination, Sponsor shall exchange all 5,933,333 of its Private Placement Warrants for an aggregate of 890,000 shares of FVAC Class F common stock that, upon the consummation of the Business Combination, will be converted into FVAC Class A common stock (which will not be subject to vesting or forfeiture restrictions under the Parent Sponsor Letter Agreement), subject to and immediately prior to the consummation of the Business Combination.

In connection with the consummation of the Business Combination, the holders of MPMO HoldCo preferred stock, MPMO HoldCo common stock and SNR HoldCo common stock immediately prior to the consummation of the Business Combination will receive, in the aggregate, 91,941,543 shares of MPMC Class A common stock and shall have the contingent right to receive additional shares of MPMC Class A common stock (the “Earnout Shares”), after the closing of the Business Combination and on or before the tenth (10th) anniversary thereof, if the VWAP of MPMC Class A common stock exceeds certain thresholds. 6,430,000 Earnout Shares will be issued if the VWAP of MPMC Class A common stock exceeds $18.00 for any twenty (20) trading days within any thirty (30) trading day period. An additional 6,430,000 Earnout Shares will be issued if the VWAP of MPMC Class A common stock exceeds $20.00 for any twenty (20) trading days within any thirty (30) trading day period. The price targets and the number of Earnout Shares issued shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting MPMC Class A common stock.

It is anticipated that, upon consummation of the Business Combination: (i) existing FVAC public stockholders will own approximately 23.4% of the issued and outstanding MPMC Class A common stock; (ii) the Sponsor will own approximately 0.9% of the issued and outstanding MPMC Class A common stock, (iii) the Companies’ current unitholders (the “Companies’ unitholders”) will own approximately 62.4% of the issued and outstanding FVAC Class A common stock, and (iv) the PIPE investors (other than Sponsor) will own approximately 13.2% of the issued and outstanding FVAC Class A common stock. The ownership percentages of FVAC following the Business Combination assume no redemptions by the existing FVAC public stockholders and exclude the impact of 8,625,000 Founder Shares and public warrants, and assume that approximately 147.3 million shares of FVAC common stock will be outstanding after the consummation of the Business Combination (excluding Vesting Shares). FVAC Class A common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “FVAC”. FVAC’s public warrants are listed on the NYSE under the symbol “FVAC WS”. FVAC’s units that have not separated are listed on the NYSE under the symbol “FVAC.U”. Following the Business Combination, MPMC Class A common stock (including common stock issuable in the Business Combination) will be listed on the NYSE under the symbol “MP”.

FVAC will hold a virtual special meeting of stockholders (the “FVAC Special Meeting”) to consider matters relating to the proposed Business Combination. MPMO and SNR cannot complete the Business Combination unless FVAC’s stockholders consent to the approval of the Business Combination, including the issuance of

FVAC Class A common stock as the merger consideration in the Business Combination, and MPMO and SNR unitholders consent to adoption and approval of the Merger Agreement and the transactions contemplated thereby. FVAC is sending you this proxy statement/consent solicitation/prospectus to ask you to vote in favor of the Business Combination and the other matters described in this proxy statement/consent solicitation/prospectus.

The FVAC Special Meeting will be held exclusively via a live webcast at www.virtualshareholdermeeting.com/FVAC2020, on [●], 2020 at [●] a.m., Eastern Time. To participate in the virtual meeting, an FVAC stockholder of record will need the 16-digit control number included on your proxy card or instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee. The FVAC Special Meeting webcast will begin promptly at [●] a.m., Eastern Time. FVAC stockholders are encouraged to access the FVAC Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FVAC COMMON STOCK YOU OWN. To ensure your representation at the FVAC Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/consent solicitation/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote virtually at the meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The FVAC board of directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that FVAC stockholders vote “FOR” the approval of the Merger Agreement, “FOR” the issuance of FVAC Class A common stock to be issued as the merger consideration and “FOR” the other matters to be considered at the FVAC Special Meeting.

Each of the Companies’ boards of managers has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the MPMO and SNR unitholders, respectively, consent to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby.

This proxy statement/consent solicitation/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about FVAC, MPMO and SNR and certain related matters. You are encouraged to read this proxy statement/consent solicitation/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page [●] for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you.

If you have any questions regarding the accompanying proxy statement/consent solicitation/prospectus, you may contact D.F. King & Co., Inc., FVAC’s proxy solicitor, toll-free at (800) 870-0653 or collect at (212) 269-5550 or email at FVAC@dfking.com.

Sincerely,

Andrew A. McKnight

Chief Executive Officer

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination, the issuance of shares of FVAC Class A common stock in connection with the Business Combination or the other transactions described in this proxy statement/consent solicitation/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/consent solicitation/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/consent solicitation/prospectus is dated [●], 2020, and is first being mailed to stockholders of FVAC on or about [●], 2020.

Fortress Value Acquisition Corp.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2020

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “FVAC Special Meeting”), of Fortress Value Acquisition Corp., a Delaware corporation (which is referred to as “FVAC”) will be held exclusively via a live webcast at www.virtualshareholdermeeting.com/FVAC2020, on [●], 2020 at [●] a.m., Eastern Time. You are cordially invited to attend the FVAC Special Meeting for the following purposes:

1.

The Business Combination Proposal—To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 15, 2020 (as amended on August 26, 2020 and as it may be further amended and/or restated from time to time, the “Merger Agreement”), by and among FVAC, FVAC Merger Corp. I, a Delaware corporation and a direct, wholly-owned subsidiary of FVAC (“MPMO Merger Corp.”), FVAC Merger LLC II, a Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes and a direct, wholly-owned subsidiary of FVAC (“SNR Merger Company”), FVAC Merger LLC III, a Delaware limited liability company and a direct wholly-owned subsidiary of FVAC (“MPMO Merger LLC”), FVAC Merger LLC IV, a Delaware limited liability company and a direct wholly-owned subsidiary of FVAC (“SNR Merger LLC” and, together with MPMO Merger Corp., SNR Merger Company and MPMO Merger LLC, the “Merger Subs”), MP Mine Operations LLC, a Delaware limited liability company (“MPMO”) and Secure Natural Resources LLC, a Delaware limited liability company (“SNR” and, together with MPMO, each a “Company” and collectively, the “Companies”) and the transactions contemplated thereby, pursuant to which each of the Companies shall become indirect wholly-owned subsidiaries of FVAC upon consummation of the business combination (the “Business Combination”). A copy of the Merger Agreement is attached to this proxy statement/consent solicitation/prospectus as Annex A (Proposal No. 1);

2.	The Charter Proposals—To consider and vote upon:

a.

separate proposals to approve the following material differences between the proposed second amended and restated certificate of incorporation of FVAC (the “proposed charter”) that will be in effect upon the closing of the Business Combination and FVAC’s current certificate of incorporation (the “current charter”), a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex B:

i.

To consider and vote upon an amendment to FVAC’s current charter to approve the increase of the total number of authorized shares of all classes of capital stock from 221,000,000 shares to [●], consisting of (a) [●] shares of MPMC Class A common stock and (b) [●] shares of preferred stock (Proposal No. 2);

ii.

To consider and vote upon an amendment to FVAC’s current charter that the MPMC board of directors be divided into three classes, with only one class of directors being elected each year and members of each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term, and to make certain related changes (Proposal No. 3);

iii.

To consider and vote upon an amendment to FVAC’s current charter that MPMC will not be governed by Section 203 of the DGCL and, instead, will be governed under a provision that is substantially similar to Section 203 of the Delaware General Corporation Law (“DGCL”), but excludes the Sponsor, JHL Capital Group LLC and any Exempt Transferee (as defined in the proposed charter) and their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party from the definition of “interested stockholder,” and to make certain related changes (Proposal No. 4);

iv.	To consider and vote upon an amendment to FVAC’s current charter to include an exclusive forum provision adopting the Court of Chancery of the State of Delaware as the exclusive forum

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for certain stockholder litigation, other than with respect to any complaint asserting a cause of action arising under then United States federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for which the federal courts of the United States of America will be the exclusive jurisdiction under the amended and restated certificate of incorporation to the fullest extent permitted by law (Proposal No. 5);

v.

To consider and vote upon an amendment to FVAC’s current charter to require that any amendments relating to Article V (Board of Directors) may only be amended, in addition to any vote required by applicable law, by the affirmative vote of the holders of at least 66.7% of the voting power of all the then-outstanding shares of stock of MPMC entitled to vote in the election of directors, voting together as a single class (Proposal No. 6);

vi.

A proposal to approve the proposed charter, which includes the approval of all other changes in the proposed charter in connection with replacing the current charter with the proposed charter as of the closing of the Business Combination (Proposal No. 7);

3.

The NYSE Issuance Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of shares of common stock pursuant to the Merger Agreement, the Subscription Agreements and the Parent Sponsor Warrant Exchange Agreement (Proposal No. 8);

4.

The Director Election Proposal—To consider and vote upon a proposal to elect seven directors to serve staggered terms on the board of directors of FVAC (the “FVAC Board”) until immediately following the 2021, 2022 and 2023 annual meetings of FVAC stockholders, as applicable, and until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal (Proposal No. 9); and

5.	The Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the Incentive Plan (as defined below) (Proposal No. 10).

Only holders of record of FVAC Common Stock at the close of business on [●], 2020 are entitled to notice of the FVAC Special Meeting and to vote at the FVAC Special Meeting and any adjournments or postponements of the FVAC Special Meeting. A complete list of FVAC stockholders of record entitled to vote at the FVAC Special Meeting will be available for 10 days before the FVAC Special Meeting at the principal executive offices of FVAC for inspection by stockholders by appointment only during ordinary business hours for any purpose germane to the FVAC Special Meeting. The eligible FVAC stockholder list will also be available on the FVAC Special Meeting website for examination by any stockholder attending the FVAC Special Meeting webcast.

In accordance with FVAC’s current charter, FVAC will provide holders (“public stockholders”) of its FVAC Class A common stock (“public shares”) with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as defined below), which holds the proceeds of FVAC’s initial public offering (“FVAC’s IPO”), as of two (2) business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to FVAC to pay taxes) upon the closing of the Business Combination. For illustrative purposes, based on funds in the Trust Account of approximately $[●] million on [●], 2020, the estimated per share redemption price would have been approximately $10.[●], excluding additional interest earned on the funds held in the Trust Account and not previously released to FVAC to pay taxes. Public stockholders may elect to redeem their public shares whether they vote for or against, or whether they abstain from voting on, the Business Combination. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the public shares. Fortress Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and FVAC’s officers

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and directors (together with the Sponsor, the “Insiders”) have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of FVAC Common Stock they may hold. Currently, the Insiders own approximately 20% of FVAC Common Stock, consisting of FVAC Class F common stock (“Founder Shares”). Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Insiders have agreed to vote any shares of FVAC Common Stock owned by them in favor of the Business Combination Proposal.

Approval of each of the Business Combination Proposal, the NYSE Issuance Proposal and the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of FVAC Common Stock represented virtually or by proxy at the FVAC Special Meeting and entitled to vote thereon, voting together as a single class. Approval of the Charter Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of FVAC Common Stock, voting together as a single class. Approval of the Director Election Proposal requires the affirmative vote (virtually or by proxy) of holders of a plurality of the votes cast by holders of outstanding shares of FVAC Common Stock entitled to vote thereon at the FVAC Special Meeting, voting as a single class. The FVAC Board has already unanimously approved each of the proposals.

As of June 30, 2020, there was approximately $345.0 million in the Trust Account, which FVAC intends to use for the purposes of consummating the Business Combination and to pay approximately $12.1 million in deferred underwriting commissions to the underwriters of FVAC’s IPO. Each redemption of public shares by its public stockholders will decrease the amount in the Trust Account. FVAC will not consummate the Business Combination if the redemption of public shares would result in (i) FVAC’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule)) or (ii) the Merger Agreement condition that FVAC have at least $150,000,000 in available cash immediately prior to the consummation of the Business Combination (after taking into account (x) payments required to satisfy FVAC’s stockholder redemptions and (y) the net proceeds from the PIPE Investment (the “Minimum Cash Condition”)) is not satisfied or waived.

If FVAC stockholders fail to approve the Business Combination Proposal, the Business Combination will not occur. The proxy statement/consent solicitation/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the FVAC Special Meeting. Please review the proxy statement/consent solicitation/prospectus carefully.

The FVAC Board has set [●], 2020 as the record date for the FVAC Special Meeting. Only holders of record of shares of FVAC common stock at the close of business on [●], 2020 will be entitled to notice of and to vote at the FVAC Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the FVAC Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of FVAC common stock.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FVAC COMMON STOCK OWN. Whether or not you plan to attend the FVAC Special Meeting virtually, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The FVAC Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Issuance Proposal, “FOR” the Director Election Proposal, and “FOR” the Incentive Plan Proposal.

If you have any questions regarding the accompanying proxy statement/consent solicitation/prospectus, you may contact D.F. King & Co., Inc., FVAC’s proxy solicitor, toll-free at (800) 870-0653 or collect at (212) 269-5550 or email at FVAC@dfking.com.

3

If you plan to attend the FVAC Special Meeting virtually, you will be required to take certain actions ahead of the meeting so that you can participate. Please carefully read the sections in the proxy statement/consent solicitation/prospectus regarding attending and voting at the annual meeting to ensure that you comply with these requirements.

BY ORDER OF THE BOARD OF DIRECTORS

[●], 2020

4

Secure Natural Resources LLC

c/o JHL Capital Group LLC

900 North Michigan Avenue, Suite 2000

Chicago, Illinois 60611

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To Unitholders of Secure Natural Resources LLC:

Pursuant to an Agreement and Plan of Merger, dated as of July 15, 2020 (as amended on August 26, 2020 and as it may be further amended and/or restated from time to time, the “merger agreement”), by and among Secure Natural Resources LLC (“Secure Natural Resources”), MP Mine Operations LLC (“MPMO”), Fortress Value Acquisition Corp. (“FVAC”), FVAC Merger Corp. I, FVAC Merger LLC II, FVAC Merger LLC III and FVAC Merger LLC IV, Secure Natural Resources and MPMO will become indirect wholly-owned subsidiaries of FVAC (the “business combination”).

This proxy statement/consent solicitation/prospectus is being delivered to you on behalf of the Secure Natural Resources board of managers to request that holders of Secure Natural Resources units as of the record date of [●], 2020 execute and return written consents to adopt and approve the merger agreement and the business combination, including the pre-closing reorganization.

This proxy statement/consent solicitation/prospectus describes the proposed merger, the pre-closing reorganization and the actions to be taken in connection with the business combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the merger agreement is attached as Annex A to this proxy statement/consent solicitation/prospectus.

The Secure Natural Resources board of managers has considered the business combination and the terms of the merger agreement and has unanimously determined that the business combination and the merger agreement (including the pre-closing reorganization) are advisable, fair to and in the best interests of Secure Natural Resources and its unitholders and recommends that Secure Natural Resources unitholders adopt the merger agreement and consent to the consummation of the transactions contemplated thereby (including the pre-closing reorganization) by submitting a written consent.

Please complete, date and sign the written consent furnished with this proxy statement/consent solicitation/prospectus and return it promptly to Secure Natural Resources by one of the means described in “Companies’ Solicitation of Written Consents”.

By Order of the Board of Managers,

1

i

(Continued)

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(Continued)

v

(Continued)

(Continued)

FREQUENTLY USED TERMS

As used in this proxy statement/consent solicitation/prospectus, unless otherwise noted or the context otherwise requires:

•	“Amended and Restated Bylaws” means those certain Amended and Restated Bylaws of MPMC, substantially in the form attached hereto as Annex C, to be adopted at the closing of the Business Combination.

•

“A&R RRA” means that certain Amended and Restated Registration Rights Agreement, substantially in the form attached hereto as Annex I, to be entered into at the closing of the Business Combination, by and among FVAC, the Insiders and the other parties that will be signatory thereto.

•	“A&R RRA Parties” means FVAC, the Insiders, and the other parties that will be signatory to the A&R RRA.

•	“closing” means the closing of the transactions contemplated by the Merger Agreement.

•	“closing date” means the date on which the closing of the transactions contemplated by the Merger Agreement occurs.

•	“Companies” means MPMO and SNR, collectively.

•	“current charter” means the current amended and restated articles of incorporation of FVAC.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“Founder Shares” means shares of FVAC Class F common stock initially purchased by the Insiders whether or not converted into shares of FVAC Class A common stock.

•	“FVAC” means Fortress Value Acquisition Corp., a Delaware corporation.

•	“FVAC Board” means the board of directors of FVAC.

•	“FVAC Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of FVAC.

•	“FVAC Class F common stock” means the shares of Class F common stock, par value $0.0001 per share, of FVAC.

•	“FVAC Common Stock” means the shares of common stock, par value $0.0001 per share, of FVAC, consisting of FVAC Class A common stock and FVAC Class F common stock.

•	“FVAC Special Meeting” means the virtual special meeting of FVAC’s stockholders that is the subject of this proxy statement/consent solicitation/prospectus.

•	“HoldCos” means MPMO HoldCo and SNR HoldCo, collectively.

•	“Insiders” means holders of Founder Shares prior to FVAC’s IPO.

•

“FVAC’s IPO” means FVAC’s initial public offering, consummated on May 4, 2020, through the sale of 34,500,000 units (including 4,500,000 units sold pursuant to the underwriters’ exercise of their over-allotment option) at $10.00 per unit.

•

“FVAC units” means one share of FVAC Class A common stock and one-third of one redeemable public warrant of FVAC, whereby each public warrant entitles the holder thereof to purchase one share of FVAC Class A common stock at an exercise price of $11.50 per share of FVAC Class A common stock, sold in FVAC’s IPO.

•	“Merger Subs” means MPMO Merger Corp., SNR Merger Company, MPMO Merger LLC and SNR Merger LLC collectively.

•	“MPMC” means MP Materials Corp. (f/k/a Fortress Value Acquisition Corp.) and its consolidated subsidiaries, after giving effect to the Business Combination.

•	“MPMC Board” means the board of directors of MPMC.

•	“MPMC Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of MPMC.

•	“MPMO” means MP Mine Operations LLC, a Delaware limited liability company.

•	“MPMO Board” means the board of managers of MPMO.

•	“MPMO Merger Corp.” means FVAC Merger Corp. I, a Delaware corporation and a direct, wholly owned subsidiary of FVAC.

•	“MPMO Merger LLC” means FVAC Merger LLC III, a Delaware limited liability company and a direct wholly owned subsidiary of FVAC.

•

“MPMO Transition Sub” means MPMO Transition Sub, LLC, which shall be a new Delaware limited liability company that is treated as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes, formed by MPMO HoldCo as a wholly-owned subsidiary pursuant to the Merger Agreement.

•	“MPMO HoldCo” means MPMO Holding Company, which shall be a Delaware corporation formed by MPMO or an Affiliate of a MPMO unitholder pursuant to the Merger Agreement.

•	“NYSE” means the New York Stock Exchange.

•

“Parent Sponsor Letter Agreement” means that certain amended and restated letter agreement dated July 15, 2020, and amended and restated on August 26, 2020, by and among FVAC and the Class F Holders, a copy of which is attached hereto as Annex H, as it may be amended and/or restated from time to time.

•	“Parent Sponsor Warrant Exchange Agreement” means that certain exchange agreement dated July 15, 2020, a copy of which is attached hereto as Annex G, by and between FVAC and Sponsor.

•

“PIPE Investors” means the Sponsor and certain other investors who entered into Subscription Agreements with FVAC (together with any permitted assigns under the Subscription Agreements) in connection with the Business Combination.

•

“Pre-Closing Reorganization Joinders” means those joinders to the Merger Agreement, substantially in the form attached hereto as Annex I, that each of MPMO HoldCo and SNR HoldCo shall execute pursuant to the Merger Agreement.

•

“proposed charter” means the proposed Second Amended and Restated Certificate of Incorporation of FVAC, a form of which is attached hereto as Annex B, which will become MPMC’s certificate of incorporation subject to the approval of the Charter Proposals, assuming the consummation of the Business Combination.

•	“public warrants” means the warrants included in the public units issued in FVAC’s IPO, each of which is exercisable for one share of FVAC Class A common stock, in accordance with its terms.

•	“SEC” means the United States Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“SNR” means Secure Natural Resources LLC, a Delaware limited liability company.

•	“SNR Board” means the board of managers of SNR.

•

“SNR HoldCo” means SNR Holding Company, LLC, which shall be a Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes, formed by SNR pursuant to the Merger Agreement.

•	“SNR Merger LLC” means FVAC Merger LLC IV, a Delaware limited liability company and a direct wholly owned subsidiary of FVAC.

•	“SNR Merger Company” means FVAC Merger LLC II, a Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes and a direct, wholly owned subsidiary of FVAC.

•

“SNR Transition Sub” means SNR Transition Sub, LLC, which shall be a Delaware limited liability company that is treated as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes, formed by SNR HoldCo as a wholly-owned subsidiary pursuant to the Merger Agreement.

•	“Sponsor” means Fortress Acquisition Sponsor LLC, a Delaware limited liability company.

•	“Subscription Agreements” means those certain Subscription Agreements, each dated as of July 15, 2020, by and between FVAC and each of the PIPE Investors.

•	“Support Agreements” means the MPMO Support Agreement and the SNR Support Agreement.

Unless specified otherwise, amounts in this proxy statement/consent solicitation/prospectus are presented in United States (“U.S.”) dollars.

Defined terms in the financial statements contained in this proxy statement/consent solicitation/prospectus have the meanings ascribed to them in the financial statements.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Business Combination and the stockholder meeting. We urge you to carefully read the remainder of this proxy statement/consent solicitation/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/consent solicitation/prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHAT IS THE BUSINESS COMBINATION?

A:

FVAC, FVAC Merger Corp. I, a Delaware corporation and a direct, wholly owned subsidiary of FVAC (“MPMO Merger Corp.”), FVAC Merger LLC II, a Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes and a direct, wholly owned subsidiary of FVAC (“SNR Merger Company”), FVAC Merger LLC III, a Delaware limited liability company and a direct wholly owned subsidiary of FVAC (“MPMO Merger LLC”), FVAC Merger LLC IV, a Delaware limited liability company and a direct wholly owned subsidiary of FVAC (“SNR Merger LLC” and, together with MPMO Merger Corp., SNR Merger Company and MPMO Merger LLC, the “Merger Subs”), MP Mine Operations LLC, a Delaware limited liability company (“MPMO”) and Secure Natural Resources LLC, a Delaware limited liability company (“SNR”, and together with MPMO, each a “Company” and collectively, the “Companies”) have entered into an Agreement and Plan of Merger, dated as of July 15, 2020, (as amended on August 26, 2020 and as it may be further amended and/or restated from time to time, the “Merger Agreement”), pursuant to which the Companies will become indirect wholly-owned subsidiaries of FVAC.

In accordance with the Merger Agreement, among other things, (a) the Companies will, prior to the consummation of the transactions contemplated by the Merger Agreement, complete a reorganization (the “Pre-Closing Reorganization”), pursuant to which, among other things, (i) MPMO or an affiliate of an equityholder thereof will form a new Delaware corporation (“MPMO HoldCo”), and SNR will form a new Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes (“SNR HoldCo”) and (ii) each of MPMO HoldCo and SNR HoldCo will form wholly-owned subsidiaries, MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, and each of MPMO and SNR will merge with MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, with MPMO and SNR being the surviving company of each merger and becoming wholly-owned subsidiaries of MPMO HoldCo and SNR HoldCo, respectively, (b) through two consecutive mergers constituting part of the same overall transaction, MPMO Merger Corp., a wholly-owned subsidiary of FVAC, will merge with and into MPMO HoldCo, with MPMO HoldCo being the surviving corporation, and immediately thereafter MPMO HoldCo will merge with and into MPMO Merger LLC, with MPMO Merger LLC being the surviving company (such mergers, the “MPMO Mergers”) and (c) through two consecutive mergers constituting part of the same overall transaction, SNR Merger Company will merge with and into SNR HoldCo, with SNR HoldCo being the surviving company, and immediately thereafter SNR HoldCo will merge with and into SNR Merger LLC, with SNR Merger LLC being the surviving company (such mergers, the “SNR Mergers”, and together with the MPMO Mergers, the “Mergers”, and the other transactions and ancillary agreements contemplated by the Merger Agreement, the “Business Combination”). As a result of the Business Combination, each of MPMO and SNR will become indirect wholly-owned subsidiaries of FVAC.

FVAC will hold the FVAC Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement and you are receiving this proxy statement/consent solicitation/prospectus in connection with such meeting. See “The Merger Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus. In addition, a copy of the Merger Agreement is attached to this proxy statement/consent solicitation/prospectus as Annex A. We urge you to carefully read this proxy statement/consent solicitation/prospectus and the Merger Agreement in their entirety.

The Companies are, through delivery of this proxy statement/consent solicitation/prospectus, soliciting the written consent of their respective unitholders to the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization). If you are a unitholder of SNR or MPMO, you are receiving this proxy statement/consent solicitation/prospectus in connection with such solicitation. See “The Merger Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus. In addition, a copy of the Merger Agreement is attached to this proxy statement/consent solicitation/prospectus as Annex A. We urge you to carefully read this proxy statement/consent solicitation/prospectus and the Merger Agreement in their entirety. See also “Companies’ Solicitation of Written Consents” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

FVAC is sending this proxy statement/consent solicitation/prospectus to its stockholders to help them decide how to vote their shares of FVAC common stock with respect to the matters to be considered at the FVAC Special Meeting.

The Business Combination cannot be completed unless FVAC’s stockholders approve the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal and the Director Election Proposal as set forth in this proxy statement/consent solicitation/prospectus for their approval.

This document constitutes a proxy statement of FVAC, a consent solicitation statement of the Companies, and a prospectus of FVAC. It is a proxy statement because the FVAC Board is soliciting proxies using this proxy statement/consent solicitation/prospectus from its stockholders. It is a consent solicitation statement because the board of managers of each of the Companies is soliciting written consent using this proxy statement/consent solicitation/prospectus from its unitholders (the “Companies’ approval”). It is a prospectus because FVAC, in connection with the Business Combination, is offering shares of FVAC Class A common stock to the current holders of outstanding equity of the Companies through a series of transactions. See “The Merger Agreement—Merger Consideration” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The Companies are delivering this proxy statement/consent solicitation/prospectus to their respective unitholders to help them decide how to vote their units of the respective Companies and to solicit the written consent of their respective unitholders to the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization).

If you are a unitholder of SNR or MPMO, you are receiving this proxy statement/consent solicitation/prospectus in connection with such solicitation. See “The Merger Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus. In addition, a copy of the Merger Agreement is attached to this proxy statement/consent solicitation/prospectus as Annex A. We urge you to carefully read this proxy statement/consent solicitation/prospectus and the Merger Agreement in their entirety. See also “Companies’ Solicitation of Written Consents” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Q:	WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?

A:

The parties currently expect that the Business Combination will be completed during the fourth quarter of 2020. However, neither FVAC nor the Companies can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of FVAC and the Companies could result in the Business Combination being completed at a different time or not at all. FVAC must first obtain the approval of FVAC stockholders for each of the proposals set forth in this proxy statement/consent solicitation/prospectus for their approval and FVAC and the Companies must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Merger Agreement—Conditions to the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:

If the Business Combination is not completed, the Companies’ respective equityholders will not receive any consideration for their equity in the Companies. Instead, each of the Companies will remain an independent company. See the section entitled “Risk Factors” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Q:	WHAT EFFECT WILL THE BUSINESS COMBINATION HAVE ON THE SPONSOR’S INVESTMENT IN FVAC?

A:

The Insiders, including the Sponsor, each have agreed to (i) vote all of their shares of FVAC Class F common stock in favor of the Business Combination and certain other matters, (ii) certain restrictions on their shares of FVAC Class F common stock (other than any shares of FVAC Class F common stock received in exchange for Private Placement Warrants (as defined below)), in each case upon the terms and subject to the conditions set forth in the Parent Sponsor Letter Agreement and (iii) subject to the satisfaction of the closing conditions in the Merger Agreement, if the amount of cash available in the Trust Account, less (1) any amounts required to satisfy the FVAC stockholder redemptions, plus (2) the PIPE Investment Amount, is less than $495 million, surrender to FVAC a number of shares of FVAC Class F common stock (the “Surrendered Shares”) equal to such holder’s (such holders, the “Class F Holders”) pro rata share of the product of (x) 8,625,000 and (y) a fraction, the numerator of which is (1) $495 million, minus (2)(A) the cash available in FVAC’s trust account (the “Trust Account”) after deducting the amount required to satisfy redemptions, plus (B) the amount of the PIPE Investment (the “PIPE Investment Amount”), and the denominator of which is $495 million.

The Insiders, including the Sponsor, have agreed that, as of the consummation of the Business Combination, all of the shares of MPMC Class A Common Stock issued upon the conversion of the Founder Shares purchased prior to FVAC’s IPO (other than the Surrendered Shares) shall be subject to certain vesting and forfeiture provisions (the “Vesting Shares”), as follows: (i) 50% of the Vesting Shares beneficially owned by the Insiders shall vest if a $12.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the Closing, (ii) 25% of the Vesting Shares beneficially owned by the Insiders shall vest if a $14.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the Closing and (iii) 25% of the Vesting Shares beneficially owned by the Insiders shall vest if a $16.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the Closing. As used in this proxy statement/consent solicitation/prospectus, the applicable “Stock Price Level” will be considered achieved only when the VWAP of MPMC Class A common stock on the New York Stock Exchange (“NYSE”) equals or exceeds the applicable threshold for any twenty (20) trading days within any thirty (30) trading day period.

FVAC and the Sponsor have also agreed that, in connection with the consummation of the PIPE Investment, Sponsor shall provide equity financing in an aggregate amount of $5,000,000, conditioned upon consummation of the Business Combination and pursuant to which FVAC will issue and sell 500,000 shares of FVAC Class A common stock to Sponsor at a purchase price of $10.00 per share.

FVAC and the Sponsor have also agreed that, in connection with the consummation of the Business Combination, Sponsor shall exchange all 5,933,333 of its Private Placement Warrants for an aggregate of 890,000 shares of FVAC Class F common stock that, upon the consummation of the Business Combination, will be converted into 890,000 shares of MPMC Class A common stock (which will not be subject to vesting or forfeiture restrictions under the Parent Sponsor Letter Agreement), subject to and immediately prior to the consummation of the Business Combination.

Q:	WHAT WILL THE COMPANIES’ UNITHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:

Each share of MPMO HoldCo preferred stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC

Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive additional shares of MPMC Class A common stock (the “Earnout Shares”) that may be issued in accordance with the terms of the Merger Agreement.

Each share of MPMO HoldCo common stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of SNR HoldCo common stock issued and outstanding immediately prior to the effective time of the initial SNR merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 20,000,000 divided by (B) the number of shares of SNR HoldCo common stock outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

No fractional shares will be issued in connection with the Business Combination. In lieu thereof, FVAC shall pay or cause to be paid cash to each holder who otherwise would have been entitled to receive a fractional share.

The holders of MPMO HoldCo preferred stock, MPMO HoldCo common stock and SNR HoldCo common stock immediately prior to the closing of the Business Combination will have the contingent right to receive Earnout Shares if, after the closing of the Business Combination and on or before the tenth (10th) anniversary thereof, the VWAP of MPMC Class A common stock exceeds certain thresholds. 6,430,000 Earnout Shares will be issued if the VWAP of MPMC Class A common stock exceeds $18.00 for any twenty (20) trading days within any thirty (30) trading day period. 6,430,000 Earnout Shares will be issued if the VWAP of MPMC Class A common stock exceeds $20.00 for any twenty (20) trading days within any thirty (30) trading day period. The price targets and the number of Earnout Shares issued shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting MPMC Class A common stock.

See the section entitled “The Merger Agreement—Merger Consideration” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

QUESTIONS AND ANSWERS ABOUT FVAC’S SPECIAL STOCKHOLDER MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON?

A:	FVAC stockholders are being asked to vote on the following proposals:

1.	the Business Combination Proposal;

2.	the Charter Proposals;

3.	the NYSE Issuance Proposal;

5.	the Director Election Proposal; and

6.	the Incentive Plan Proposal.

Q:	WHY IS FVAC PROPOSING THE BUSINESS COMBINATION?

A:

FVAC was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities (collectively, a “business combination”).

On May 4, 2020, FVAC completed its initial public offering, generating gross proceeds of $345,000,000. Since FVAC’s IPO, FVAC’s activity has been limited to the evaluation of business combination candidates.

The Companies own and operate the Mountain Pass rare earth mining and processing facility, one of the world’s largest integrated rare earth mining and processing facilities and the only one of its kind in the Western Hemisphere. With approximately 250 employees, the Companies produce a significant portion of the rare earth materials consumed in the global market, which are essential for advanced technologies such as electric vehicles, drones, defense systems, medical equipment, wind turbines, robotics and many others. The Companies operate a green mining and processing facility and are currently a low-cost producer of rare earth concentrate. The Companies play a leadership role in advocating for a more robust and competitive rare earths industry in the U.S.

Based on its due diligence investigation of the Companies and the industry in which it operates, including the financial and other information provided by the Companies in the course of their negotiations in connection with the Merger Agreement, FVAC believes the Companies are well-positioned in their industry for growth, that their businesses provide a valuable mining opportunity in a premier location, and that they possess a strong management team of which the senior management intends to remain with MPMC in the capacity of officers and/or directors. As a result, FVAC believes that the Business Combination will provide FVAC stockholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section entitled “The Business Combination—Recommendation of the FVAC Board of Directors and Reasons for the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Q:	DID THE FVAC BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:

FVAC’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. FVAC’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of FVAC’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, FVAC’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of FVAC’s board of directors and management in valuing the Companies’ business.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:

If you are a holder of public shares, you have the right to demand that FVAC redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of FVAC’s IPO, as of two (2) business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to FVAC to pay taxes) upon the closing of the Business Combination (such rights, “redemption rights”). Public stockholders may elect to redeem their public shares whether they vote for or against, or whether you abstain from voting on, the Business Combination.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed.

Under FVAC’s current charter, the Business Combination may be consummated only if FVAC has at least $5,000,001 of net tangible assets after giving effect to all holders of public shares that properly demand redemption of their public shares for cash. Additionally, neither FVAC nor the Companies will be required to consummate the Business Combination if the Minimum Cash Condition is not satisfied or waived by the Companies and FVAC.

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your redemption rights whether you vote your public shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/consent solicitation/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their public shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. However, neither FVAC nor the Companies will be required to consummate the Business Combination if the Minimum Cash Condition is not satisfied or waived. Also, with fewer public shares and public stockholders, the trading market for MPMC Class A common stock following the Business Combination may be less liquid than the market for FVAC Class A common stock prior to the Business Combination and MPMC may not be able to meet the listing standards of the NYSE.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a holder of public shares and wish to exercise your redemption rights, you must demand that FVAC redeem your public shares for cash no later than the second business day preceding the FVAC Special Meeting by delivering your stock to FVAC’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of public shares will be entitled to demand that such holder’s public shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $[●] million, or $10.[●] per share, as of [●], 2020, the record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of FVAC’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the FVAC Special Meeting. If you deliver your public shares for redemption to FVAC’s transfer agent and later decide prior to the FVAC Special Meeting not to elect redemption, you may request that FVAC’s transfer agent return the shares (physically or electronically). You may elect to redeem your public shares whether you vote for or against, or whether you abstain from voting on, the Business Combination.

Any corrected or changed proxy card or written demand of redemption rights must be received by FVAC’s transfer agent prior to the vote taken on the Business Combination Proposal at the FVAC Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to FVAC’s transfer agent.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described to FVAC’s transfer agent as described herein, then, if the Business Combination is consummated, FVAC will redeem these public shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your public shares for cash.

For a discussion of the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences—

Tax Consequences of a Redemption of FVAC Public Shares” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:

The net proceeds of FVAC’s IPO, together with funds raised from the private sale (the “Private Placement”) of an aggregate of 5,933,333 private placement warrants (the “Private Placement Warrants”) simultaneously with the consummation of FVAC’s IPO, was placed in the Trust Account immediately following FVAC’s IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of approximately $12.1 million as deferred underwriting commissions related to FVAC’s IPO) and for MPMC’s working capital and general corporate purposes, including to pay down a portion of the Companies’ debt.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?

A:

If FVAC does not complete the Business Combination for any reason, FVAC would search for another target business with which to complete a business combination. If FVAC does not complete the Business Combination or acquire another target business by May 4, 2022, FVAC must: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten (10) business days thereafter, subject to lawfully available funds therefor, redeem 100% of its public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of FVAC’s remaining stockholders and the FVAC Board, dissolve and liquidate, subject in each case to FVAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the FVAC warrants, which will expire worthless if it fails to complete its initial business combination within the 24-month time period.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:

The Insiders own of record and are entitled to vote an aggregate of approximately 20% of the outstanding shares of FVAC Common Stock. The Insiders have agreed to vote any Founder Shares, and any public shares held by them as of the record date, in favor of the proposals. See “Related Agreements—Parent Sponsor Letter Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Q:	WHAT CONSTITUTES A QUORUM AT THE FVAC SPECIAL MEETING?

A:

A quorum of FVAC’s stockholders is necessary to hold a valid meeting. A quorum will be present at the FVAC Special Meeting if holders of a majority in voting power of FVAC Common Stock issued and outstanding and entitled to vote at the FVAC Special Meeting is present virtually or represented by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum at the FVAC Special Meeting. The holders of the Founder Shares, who currently own approximately 20% of the issued and outstanding shares of FVAC Common Stock, will count towards this quorum. Whether or not there is a quorum, the chairman of the FVAC Special Meeting has the power to adjourn the FVAC Special Meeting. As of the record date for the FVAC Special Meeting, 21,562,501 shares of FVAC Common Stock would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE FVAC SPECIAL MEETING?

A:

The Business Combination Proposal: The affirmative vote of the holders of a majority of the votes cast by holders of the outstanding shares of FVAC Common Stock present virtually at the FVAC Special Meeting webcast or represented by proxy, voting together as a single class, is required to approve the Business Combination Proposal. FVAC stockholders must approve the Business Combination Proposal in order for the Business Combination to occur. If FVAC stockholders fail to approve the Business Combination Proposal, the Business Combination will not occur. As further discussed in the section entitled “Related Agreements—Parent Sponsor Letter Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus, the Insiders have entered into an amended and restated letter agreement with FVAC (and amended and restated on August 26, 2020, and as it may be amended and/or restated from time to time, the “Parent Sponsor Letter Agreement”) pursuant to which the Insiders have agreed to vote shares of FVAC Common Stock held by them, representing approximately 20% of the aggregate voting power of the FVAC Common Stock, all in favor of the Business Combination Proposal.

The Charter Proposals: The affirmative vote of the holders of a majority of the outstanding shares of FVAC Common Stock, voting together as a single class, is required to approve each Charter Proposal. Notwithstanding the approval of the Charter Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected.

The NYSE Issuance Proposal: The affirmative vote of holders of a majority of the votes cast by holders of the outstanding shares of FVAC Common Stock present virtually at the FVAC Special Meeting webcast or represented by proxy, voting together as a single class, is required to approve the NYSE Issuance Proposal. If FVAC stockholders fail to approve the NYSE Issuance Proposal, the Business Combination will not occur.

The Director Election Proposal: The affirmative vote (virtually or by proxy) of holders of a plurality of the votes cast by holders of outstanding shares of FVAC Common Stock entitled to vote thereon at the FVAC Special Meeting, voting as a single class, is required to approve the Director Election Proposal. If FVAC stockholders fail to approve the Director Election Proposal, the Business Combination will not occur. Notwithstanding the approval of the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Incentive Plan Proposal: The affirmative vote of holders of a majority of the votes cast by holders of the outstanding shares of FVAC Common Stock present virtually at the FVAC Special Meeting webcast or represented by proxy, voting together as a single class, is required to approve the Incentive Plan Proposal. Notwithstanding the approval of the Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

Q:	DO ANY OF FVAC’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF FVAC STOCKHOLDERS?

A:

FVAC’s executive officers and certain non-employee directors have interests in the Business Combination that may be different from, or in addition to, the interests of FVAC stockholders generally. The FVAC Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement and the transactions contemplated thereby be approved by the stockholders of FVAC. See “The Business Combination—Interests of FVAC’s Directors and Officers in the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Q:	WHAT DO I NEED TO DO NOW?

A:

After carefully reading and considering the information contained in this proxy statement/consent solicitation/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the FVAC Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of FVAC as of [●], 2020 (the “FVAC record date”) you may submit your proxy before the FVAC Special Meeting in any of the following ways, if available:

•	Vote by Mail: by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope;

•	Vote by Internet: visit http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on [●], 2020 (have your proxy card in hand when you visit the website);

•	Vote by Phone: by calling toll-free (within the U.S. or Canada) 1-800-690-6903 (have your proxy card in hand when you call); or

•

Vote at the FVAC Special Meeting: by casting your vote at the FVAC Special Meeting via the special meeting website. There will not be a physical meeting location. Any stockholder of record as of the FVAC record date can attend the FVAC Special Meeting webcast by visiting www.virtualshareholdermeeting.com/FVAC2020, where such stockholders may vote during the special meeting. The Special Meeting starts at [●] a.m., Eastern Time. We encourage you to allow ample time for online check-in, which will open at [●] a.m., Eastern Time. Please have your 16-digit control number to join the FVAC Special Meeting webcast. Instructions on who can attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. Simply complete, sign and date your voting instruction card and return it in the postage-paid envelope provided to ensure that your vote is counted. Alternatively, you may vote by telephone or over the internet as instructed by your broker, bank or other nominee. “Street name” stockholders who wish to vote at the FVAC Special Meeting will need the 16-digit control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee.

Q:	WHEN AND WHERE IS THE FVAC SPECIAL MEETING?

A:

The FVAC Special Meeting will be held exclusively via a live webcast at www.virtualshareholdermeeting.com/FVAC2020, on [●], 2020 at [●] a.m., Eastern Time. To participate in the virtual meeting, an FVAC stockholder of record will need the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The FVAC Special Meeting webcast will begin promptly at [●] a.m., Eastern Time. FVAC stockholders are encouraged to access the FVAC Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to FVAC.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the FVAC Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a FVAC stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the NYSE Issuance Proposal, the Director Election Proposal, or the Incentive Plan Proposal. Such broker non-votes will have no effect on the vote count for such proposals.

If you are a FVAC stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on Charter Proposals. Such broker non-votes will have the same effect as a vote “AGAINST” the Charter Proposals.

Q:	WHAT IF I ATTEND THE FVAC SPECIAL MEETING VIRTUALLY AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the FVAC Special Meeting, an abstention occurs when a stockholder is present virtually at the FVAC Special Meeting webcast and does not vote or returns a proxy with an “abstain” vote.

If you are a FVAC stockholder that attends the FVAC Special Meeting webcast virtually and fails to vote on the Business Combination Proposal, the NYSE Issuance Proposal, the Director Election Proposal, or the Incentive Plan Proposal, or if respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

If you are a FVAC stockholder that attends the FVAC Special Meeting webcast virtually and fails to vote on the Charter Proposals, or if respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have the same effect as a vote “AGAINST” such Charter Proposal.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the FVAC stock represented by your proxy will be voted as recommended by the FVAC Board with respect to that proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. You may change your vote at any time before your proxy is voted at the FVAC Special Meeting. You may do this in one of three ways:

•	filing a notice with the corporate secretary of FVAC;

•	mailing a new, subsequently dated proxy card; or

•	by attending the FVAC Special Meeting webcast and electing to vote your shares electronically.

If you are a stockholder of record of FVAC and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Fortress Value Acquisition Corp., 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, and it must be received at any time before the vote is taken at the FVAC Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 p.m. New York City time on [●], 2020, or by voting electronically at the FVAC Special Meeting webcast. Simply attending the FVAC Special Meeting webcast will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of FVAC Common Stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE FVAC SPECIAL MEETING?

A:

If you fail to take any action with respect to the FVAC Special Meeting and the Business Combination is approved by stockholders and consummated, you will continue to be a stockholder of FVAC. Failure to take any action with respect to the FVAC Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the FVAC Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of FVAC while FVAC searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/consent solicitation/prospectus or the enclosed proxy card, you should contact D.F. King & Co., Inc., FVAC’s proxy solicitor, toll-free at (800) 870-0653 (banks and brokers call (212) 269-5550) or email at FVAC@dfking.com.

SUMMARY

This summary highlights selected information included in this proxy statement/consent solicitation/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.

Parties to the Business Combination (page [●])

FVAC

FVAC is a blank check company incorporated in Delaware on January 24, 2020, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. FVAC’s Class A common stock, units and warrants are currently listed on the NYSE under the symbols “FVAC”, “FVAC.U” and “FVAC WS,” respectively. The mailing address of FVAC’s principal executive office is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105 and the telephone number of FVAC’s principal executive office is (212) 798-6100.

MPMO

MPMO owns and operates the Mountain Pass facility, one of the world’s largest integrated rare earth mining and processing facilities and the only major rare earths resource in the Western Hemisphere. MPMO acquired the Mountain Pass mine and processing facilities out of bankruptcy in July 2017. Since acquiring Mountain Pass, MPMO has implemented a disciplined operating approach that has already produced superior product output and performance compared to that of the prior ownership, while also generating cash flow from the sale of its rare earth concentrate. MPMO is now beginning to reinvest that cash flow into the further optimization of the facility to enable integrated separation operations, thereby ensuring upstream supply of REOs and setting a foundation for long-term growth and value creation for stakeholders.

MPMO’s mission is to maximize shareholder returns over the long-term by executing a disciplined business strategy to re-establish a secure and sustainable domestic supply chain for critical sectors of the modern global economy. MPMO believes it can generate positive outcomes for U.S. national security and industry, the U.S. workforce, and the environment.

MPMO is a limited liability company formed under the laws of the State of Delaware. The mailing address of MPMO’s principal executive office is 6720 Via Austi Parkway, Suite 450, Las Vegas, NV 89119. The telephone number of MPMO is (702) 844-6111. For more information about MPMO, please see the sections entitled “Information About the Companies’ Business,” “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management After the Business Combination” of this proxy statement/consent solicitation/prospectus.

SNR

SNR is a Delaware limited liability company that holds mineral rights to the Mountain Pass mine and surrounding areas as well as intellectual property rights related to the processing and development of rare earth minerals. The mailing address of SNR’s office is c/o JHL Capital Group LLC, 900 North Michigan Avenue, Suite 2000, Chicago, Illinois 60611 and the telephone number of SNR’s office is (312) 628-7350. For more information about SNR, please see the sections entitled “Information About the Companies’ Business” and “SNR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this proxy statement/consent solicitation/prospectus.

The Business Combination and the Merger Agreement (page [●])

The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/consent solicitation/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination.

If the Merger Agreement is approved and adopted and the Business Combination is subsequently completed, each of MPMO and SNR will be an indirect wholly-owned subsidiary of FVAC.

Consideration to the Companies Unitholders in the Business Combination (page [●])

Each share of MPMO HoldCo preferred stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of MPMO HoldCo common stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of SNR HoldCo common stock issued and outstanding immediately prior to the effective time of the initial SNR merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 20,000,000 divided by (B) the number of shares of SNR HoldCo common stock outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

No fractional shares will be issued in connection with the Business Combination. In lieu thereof, FVAC shall pay or cause to be paid cash to each holder who otherwise would have been entitled to receive a fractional share.

See “The Merger Agreement—Merger Consideration” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Related Agreements (page [●])

Parent Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement and as amended and restated on August 26, 2020, the Class F Holders entered into the Parent Sponsor Letter Agreement, pursuant to which the Class F Holders agreed to (i) vote all of their shares of FVAC Class F common stock in favor of the Business Combination and certain other matters, (ii) certain restrictions on their shares of FVAC Class F common stock (other than any shares of FVAC Class F common stock received in exchange for Private Placement Warrants), in each case upon the terms and subject to the conditions set forth therein, and (iii) subject to the satisfaction of the closing conditions in the Merger Agreement, surrender to FVAC the Surrendered Shares, if the amount of cash available in the Trust Account, less (1) any amounts required to satisfy the FVAC stockholder redemptions, plus (2) the PIPE Investment Amount, is less than $495 million.

For a more detailed discussion, please see “Related Agreements—Parent Sponsor Letter Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Subscription Agreements

In connection with the execution of the Merger Agreement, FVAC entered into the Subscription Agreements a form of which is attached to this proxy statement/consent solicitation/prospectus as Annex D, with the PIPE Investors, including the Sponsor, pursuant to which the PIPE Investors have committed to provide equity financing to FVAC in an aggregate amount of $200,000,000, conditioned upon consummation of the Business Combination and pursuant to which FVAC will issue and sell 20,000,000 shares of FVAC Class A common stock, par value $0.0001 per share at a purchase price of $10.00 per share (the consummation of the transactions contemplated by the Subscription Agreements shall be referred to herein as the “PIPE Investment”).

Additionally, FVAC agreed that within fifteen (15) business days after the closing of the initial business combination, FVAC will file with the SEC a registration statement for the registration, under the Securities Act, of the shares of FVAC Class A common stock issuable in connection with the PIPE Investment.

For a more detailed discussion, please see “Related Agreements— Subscription Agreements” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Parent Sponsor Warrant Exchange Agreement

In connection with the execution of the Merger Agreement, FVAC and the Sponsor entered into the Parent Sponsor Warrant Exchange Agreement, a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex G, pursuant to which the Sponsor agreed to exchange all 5,933,333 of its Private Placement Warrants for an aggregate of 890,000 shares of FVAC Class F common stock that, upon the consummation of the Business Combination, will be converted into FVAC Class A common stock (which will not be subject to vesting or forfeiture restrictions under the Parent Sponsor Letter Agreement), subject to and immediately prior to the consummation of the Business Combination.

For a more detailed discussion, please see “Related Agreements— Parent Sponsor Warrant Exchange Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Support Agreements

Shortly after the execution of the Merger Agreement, the equityholders of MPMO holding a majority of the common units of MPMO issued and outstanding as of the date of the Merger Agreement executed and delivered to FVAC a support agreement (the “MPMO Support Agreement”), a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex E, and (b) the equityholders of SNR holding a majority of the common units of SNR issued and outstanding as of the date of the Merger Agreement executed and delivered to FVAC a support agreement (“SNR Support Agreement”), a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex F, pursuant to which, among other things, such equityholders have agreed to (a) vote in favor of and support the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, subject to certain customary conditions, (b) refrain from transferring, except for affiliate transfers, any common units of MPMO or SNR, as applicable, and (c) not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FVAC, MPMO, SNR or the other parties to the Merger Agreement or any of their respective successors or directors challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreements.

For a more detailed discussion, please see “Related Agreements— Support Agreements” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Amended and Restated Registration Rights Agreement

In connection with the consummation of the Business Combination, FVAC, the A&R RRA Parties will enter into the A&R RRA, a form of which is attached to this proxy statement/consent solicitation/prospectus as Annex I. In accordance with the A&R RRA, the A&R RRA Parties and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that FVAC will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Holders of substantially all of the Companies’ units and the Insiders have each agreed with FVAC, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of MPMC Class A common stock during the period from the date of the closing of the Business Combination continuing through the date (i) in the case of MPMC Class A common stock of the New Holders other than the JHL Holders (as each such term is defined in the A&R RRA), 180 days after the closing date of the Business Combination or (ii) in the case of the MPMC Class A common stock of the Insiders and of the JHL Holders, one year after the consummation of the Business Combination.

For a more detailed discussion, please see “Related Agreements—Amended and Restated Registration Rights Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Reorganization Joinders

In connection with the Business Combination, certain newly-formed subsidiaries of MPMO and SNR, MPMO HoldCo and SNR HoldCo, respectively, shall execute the Pre-Closing Reorganization Joinders, a form of which is attached to this proxy statement/consent solicitation/prospectus as Annex J, pursuant to which, automatically and without any further action by any person, MPMO HoldCo and SNR HoldCo will each become a party to the Merger Agreement, and shall cause MPMO and SNR, respectively, to comply with all covenants and perform all obligations of MPMO and SNR set forth in the Merger Agreement.

For a more detailed discussion, please see “Related Agreements— Reorganization Joinders” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Organizational Structure of MPMO and SNR (page [●])

The following diagram depicts, in a simplified form, the current ownership structure of MPMO as of the date of this proxy statement/consent solicitation/prospectus:

The following diagram depicts, in a simplified form, the current ownership structure of SNR as of the date of this proxy statement/consent solicitation/prospectus:

Organizational Structure of FVAC (page [●])

The following diagram illustrates, in a simplified form, the ownership structure of FVAC prior to the consummation of the Business Combination.

The following diagram illustrates, in a simplified form, the ownership structure of MPMC immediately following consummation of the Business Combination assuming no redemptions (excluding the potential dilutive effect of the Earnout Shares, Vesting Shares, and exercise of FVAC public warrants).

*	FVAC Independent Directors’ ownership of Vesting Shares is excluded for purposes of ownership calculation
**	Other than Fortress Acquisition Sponsor, LLC

Redemption Rights (page [●])

Pursuant to FVAC’s current charter, a holder of FVAC public shares may request that FVAC redeem all or a portion of such stockholder’s public shares for cash if the Business Combination is consummated. Public stockholders may elect to redeem their public shares whether they vote for or against, or whether they abstain from voting on, the Business Combination. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, FVAC will redeem each redeeming stockholder’s public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two (2) business days prior to the consummation of the Business Combination, including interest not previously released to FVAC to pay its taxes, divided by the number of then issued and outstanding public shares.

In order to exercise your redemption rights, you must:

•	if you hold public units, separate the underlying FVAC public shares and FVAC public warrants;

•

prior to 5:00 p.m. Eastern Time on [●], 2020 (two (2) business days before the FVAC Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to the transfer agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attn: Mark Zimkind

Email: mzimkind@continentalstock.com

and

•

deliver your FVAC public shares either physically or electronically through Depository Trust Company’s (“DTC”) Deposit/Withdrawal At Custodian (“DWAC”) system to the transfer agent at least two (2) business days before the FVAC Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is FVAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, FVAC does not have any control over this process and it may take longer than two weeks. Public stockholders who hold their FVAC public shares in street name will have to coordinate with their bank, broker or other nominee to have the FVAC public shares certificated or delivered electronically. If you do not submit a written request and deliver your FVAC public shares as described above, your FVAC public shares will not be redeemed.

Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to either tender their certificates to the transfer agent prior to the date set forth in these proxy materials or deliver their shares to the transfer agent electronically using DTC’s DWAC system, at such stockholder’s option. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken on the Business Combination. If you delivered your public shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). The requirement for physical or electronic delivery prior to the FVAC Special Meeting ensures that a redeeming public stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding public units must separate the underlying FVAC public shares and public warrants prior to exercising redemption rights with respect to the FVAC public shares.

If you hold public units registered in your own name, you must deliver the certificate for such public units to the transfer agent, with written instructions to separate such public units into FVAC public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the public units.

If a broker, dealer, commercial bank, trust company or other nominee holds your public units, you must instruct such nominee to separate your public units. Your nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of public units to be split and the nominee holding such public units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the public units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Each redemption of shares of FVAC Class A common stock by public stockholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $345.0 million as of June 30, 2020. The Merger Agreement provides that FVAC’s and the Companies’ respective obligations to consummate the Business Combination are conditioned on, among other things, satisfaction or waiver of, the Minimum Cash Condition. This condition to the respective obligations of the parties is for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of FVAC public shares by public stockholders, this condition is not met (or waived), then FVAC or the Companies may elect not to consummate the Business Combination. In addition, in no event will FVAC redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001. Holders of public warrants do not have redemption rights in connection with the Business Combination.

Prior to exercising redemption rights, stockholders should verify the market price of FVAC Class A common stock as they may receive higher proceeds from the sale of their FVAC Class A common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FVAC cannot assure you that you will be able to sell your FVAC Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in FVAC Class A common stock when you wish to sell your shares.

If you exercise your redemption rights, the shares of FVAC Class A common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of FVAC, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and FVAC does not consummate an initial business combination by May 4, 2022, FVAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders and FVAC warrants will expire worthless.

MPMC Board of Directors Following the Business Combination (page [●])

In connection with the consummation of the transactions contemplated by the Merger Agreement, FVAC will amend and restate its current charter to (i) change its name to “MP Materials Corp.”, and (ii) have a classified board that will initially consist of seven (7) directors. The MPMC Board shall be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term. The term of office of the Class I directors will expire at the first annual meeting of stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation. The term of office of the Class II directors will expire at the second annual meeting of stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation. The term of office of the Class III directors will expire at the third annual meeting of stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation.

See “MPMC Board of Directors Following the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The Charter Proposals (page [●])

To consider and vote upon six (6) separate proposals to approve, assuming the Business Combination Proposal, the NYSE Issuance Proposal and the Director Election Proposal are approved and adopted, the following Charter Proposals:

•

To consider and vote upon an amendment to FVAC’s current charter to approve the increase of the total number of authorized shares of all classes of capital stock from 221,000,000 shares to [●], consisting of (a) [●] shares of MPMC Class A common stock and (b) [●] shares of preferred stock;

•

To consider and vote upon an amendment to FVAC’s current charter that the MPMC Board be divided into three classes, with only one class of directors being elected each year and members of each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term, and to make certain related changes;

•

To consider and vote upon an amendment to FVAC’s current charter that MPMC will not be governed by Section 203 of the DGCL and, instead, will be governed under a provision that is substantially similar to Section 203 of the DGCL, but excludes the Sponsor, JHL Capital Group LLC (“JHL Capital Group”) and any Exempt Transferee (as defined in the proposed charter) and their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party from the definition of “interested stockholder,” and to make certain related changes;

•

To consider and vote upon an amendment to FVAC’s current charter to include an exclusive forum provision adopting the Court of Chancery of the State of Delaware as the exclusive forum for certain stockholder litigation other than with respect to any complaint asserting a cause of action arising under the United States federal securities laws for which the federal courts of the United States of America will be the exclusive jurisdiction under the Second Amended and Restated Certificate of Incorporation to the fullest extent permitted by law;

•

To consider and vote upon an amendment to FVAC’s current charter to require that any amendments relating to Article V (Board of Directors) may only be amended, in addition to any vote required by applicable law, by the affirmative vote of the holders of at least 66.7% of the voting power of all the then-outstanding shares of stock of MPMC entitled to vote in the election of directors, voting together as a single class;

•

To consider and vote upon an amendment to FVAC’s current charter to authorize all other proposed changes, including, among other things, (i) changing the post-Business Combination corporate name from “Fortress Value Acquisition Corp.” to “MP Materials Corp.” and removing certain obsolete provisions relating to FVAC’s status as a blank check company, such as its purpose of effecting a business combination and the establishment of a Trust Account and stockholder redemption rights, and the FVAC Class F common stock, that will no longer apply upon consummation of the Business Combination, or (ii) administrative or clarifying revisions, including (a) providing that the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of stock entitled to vote thereon, and (b) the removal of language without substantive effect.

We refer to Proposals No. 2 - 7 collectively as the “Charter Proposals”. Please see the sections entitled “FVAC Proposals” beginning on page [●] of this proxy statement/consent solicitation/prospectus for more information.

Other Proposals (page [●])

In addition, at the FVAC Special Meeting, FVAC stockholders will vote on the following proposals:

•	To consider and vote upon a proposal to approve the Merger Agreement and approve the transactions contemplated thereby;

•

To consider and vote upon a proposal, for purposes of complying with applicable provisions of Rule 312.03 of the NYSE Listed Company Manual, to approve (i) the issuance of more than twenty percent (20%) of FVAC’s currently issued and outstanding FVAC Common Stock in connection with the Business Combination, and (ii) the issuance of more than one percent (1%) of FVAC’s currently issued and outstanding FVAC Common Stock to a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) in connection with the Business Combination, which we refer to as the “NYSE Issuance Proposal”;

•

To consider and vote upon a proposal to elect seven directors to serve staggered terms on the FVAC Board until immediately following the 2021, 2022 and 2023 annual meetings of FVAC stockholders, as applicable, and until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal, which we refer to as the “Director Election Proposal”; and

•

To consider and vote upon a proposal to approve and adopt the Long Term Incentive Plan (the “Incentive Plan”) and the material terms thereunder, which we refer to as the “Incentive Plan Proposal”. A copy of the Incentive Plan is attached to the accompanying proxy statement/consent solicitation/prospectus as Annex K.

Please see the section entitled “FVAC Proposals” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Date, Time and Place of Special Meeting (page [●])

The FVAC Special Meeting will be held exclusively via a live webcast at www.virtualshareholdermeeting.com/FVAC2020, on [●], 2020 at [●] a.m., Eastern Time. To participate in the virtual meeting, an FVAC stockholder of record will need the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The FVAC Special Meeting webcast will begin promptly at [●] a.m., Eastern Time. FVAC stockholders are encouraged to access the FVAC Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Voting Power; Record Date for Special Meeting (page [●])

As a stockholder of FVAC, you have a right to vote on the matters presented at the FVAC Special Meeting, which are summarized above and fully set forth in this proxy statement/consent solicitation/prospectus. You will be entitled to vote or direct votes to be cast at the FVAC Special Meeting if you owned FVAC Common Stock at the close of business on [●], 2020, which is the record date for the FVAC Special Meeting. You are entitled to one vote for each share of FVAC Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 43,125,000 shares of FVAC Common Stock outstanding, of which 34,500,000 are shares of FVAC Class A common stock and 8,625,000 are shares of FVAC Class F common stock held by the Insiders.

In connection with FVAC’s IPO, the Insiders agreed to vote their Founder Shares and any public shares purchased during or after FVAC’s IPO in favor of the Business Combination. Currently, the Insiders own

approximately 20% of the issued and outstanding FVAC Common Stock, including all of the outstanding Founder Shares. As a result, it is expected that the Insiders will vote all of such shares in favor of each of the proposals.

Accounting Treatment (page [●])

The Business Combination will be accounted for as a reverse recapitalization for which MPMO has been determined to be the accounting acquirer (the “Reverse Recapitalization”). As the Business Combination will be accounted for as a reverse recapitalization no goodwill or other intangible assets will be recorded, in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Under this method of accounting, FVAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization will be treated as the equivalent of MPMO issuing stock for the net assets of FVAC, accompanied by a recapitalization. The net assets of FVAC will be stated at historical cost. Operations prior to the Reverse Recapitalization will be those of MPMO.

FVAC’s acquisition of SNR (the “SNR Mineral Rights Acquisition”) will be treated as an asset acquisition under Accounting Standard Codification 805, “Business Combinations” (“ASC 805”) and will be accounted for using the cost accumulation and allocation model. Under this method of accounting, MPMC will allocate the cost of the acquisition on a relative fair value basis to the net assets acquired.

Appraisal Rights (page [●])

Appraisal rights are not available to holders of FVAC Common Stock in connection with the Business Combination under Delaware law.

Appraisal rights are not available to equityholders of MPMO or SNR in connection with the Business Combination under Delaware law.

Proxy Solicitation (page [●])

Proxies may be solicited by mail. FVAC has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares virtually if it revokes its proxy before the FVAC Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of FVAC Stockholders—Revoking Your Proxy” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Interests of Certain Persons in the Business Combination (page [●])

Certain of FVAC’s executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of FVAC’s stockholders. The members of the FVAC Board were aware of and considered these interests, among other matters, when they approved the Merger Agreement and recommended that FVAC stockholders approve the proposals required to effect the Business Combination. See “The Business Combination—Interests of FVAC’s Directors and Officers in the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Conditions to Closing of the Business Combination (page [●])

The consummation of the Business Combination contemplated by the Merger Agreement is subject to certain conditions, among others: (i) approval by FVAC’s stockholders and the Companies’ respective equityholders, (ii) FVAC having at least $5,000,001 of net tangible assets as of the effective time of the consummation of the Business Combination, (iii) the expiration or termination of the waiting period under the HSR Act, (iv) provision of notice to the relevant government agencies concerning nuclear licenses and the receipt of any related approvals, including any necessary consent by the U.S. Nuclear Regulatory Commission (“NRC”) and the California Department of Public Health, Division of Radiation Safety and Environmental Management (“DPH”), (v) the listing of the shares of FVAC Class A common stock to be issued in connection with the closing of the transactions contemplated by the Merger Agreement on the NYSE and the effectiveness of this Registration Statement, (vi) the satisfaction of the Minimum Cash Condition, (vii) the consummation of (a) the Pre-Closing Reorganization and (b) the transactions contemplated by the Parent Sponsor Letter Agreement and (viii) the delivery by SNR and MPMO to FVAC of a title opinion and survey in respect of the Mountain Pass facility consistent with the terms of the Merger Agreement.

See “The Merger Agreement—Conditions to the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Regulatory Matters (page [●])

Completion of the Business Combination is subject to governmental approval, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any necessary consent from the NRC and the DPH. FVAC and the Companies have agreed to use their respective reasonable best efforts to obtain all required regulatory approvals. FVAC and the Companies received early termination of the waiting period under the HSR Act on August 11, 2020.

The Companies and FVAC have also agreed to act as promptly as practicable but in no event later than ten (10) business days after the date of the Merger Agreement to comply with the notification and reporting requirements of the DPH and NRC. The Companies and FVAC will promptly and in good faith respond to all information requested of them by DPH and NRC in connection with such notification and otherwise cooperate in good faith with each other and agree to use their best efforts to obtain any approvals that may be required by DPH and NRC. Completion of the Business Combination is subject to the issuance of an order by the NRC consenting to the indirect change of control of NRC Export License Nos. XSOU8707 and XSOU8827 (the “Licenses”) as requested by the NRC’s Office of International Programs. On August 17, 2020, MPMO submitted an application requesting that the NRC issue an order consenting to the indirect change of control of the licenses, and the NRC consented to the indirect change of control of the licenses on September 21, 2020.

On July 29, 2020, MPMO notified DPH of the Business Combination. DPH has determined that the Business Combination results in a change of control requiring an amendment to MPMO’s existing radioactive materials license. Issuance of such amendment is subject to review and approval by DPH.

The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this proxy statement/consent solicitation/prospectus entitled “Regulatory Approvals Related to the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Material U.S. Federal Income Tax Considerations (page [●])

As described more fully below, a holder of FVAC Class A common stock that exercises its redemption rights to receive cash in exchange for such shares may be treated as selling ordinary shares resulting in the recognition of capital gain or capital loss (assuming such holder holds its FVAC Class A common stock as a capital asset). There may be certain circumstances in which the redemption may be treated as a distribution of an amount equal to the redemption proceeds, for U.S. federal income tax purposes, depending on the amount of ordinary shares or common stock, as the case may be, that a U.S. Holder owns or is deemed to own by attribution (including through the ownership of warrants).

The parties intend for each of the Pre-Closing Reorganization, the MPMO Mergers (taken together) and the SNR Mergers (taken together) to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and the discussion below assumes that the transactions will so qualify. The obligations of MPMO, SNR and FVAC to complete the Business Combination are not conditioned on the receipt of opinions from any tax advisor or rulings from the Internal Revenue Service (“IRS”) to the effect that any of the Pre-Closing Reorganization, the MPMO Mergers or the SNR Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and the Business Combination will occur even if they do not so qualify.

The tax consequences of the Business Combination to each stockholder may depend on such holder’s particular facts and circumstances. Accordingly, each holder is urged to consult its tax advisor with respect to the particular tax consequence of the Business Combination to such holder. For more information, see “Material U.S. Federal Income Tax Consequences” beginning on page [●].

No Solicitation (page [●])

Except as expressly permitted by the provisions of the Merger Agreement summarized under the heading “The Merger Agreement—Covenants and Agreements—No Solicitation” (the “no solicitation provisions”), from the date of the Merger Agreement to the closing of the Business Combination or, if earlier, the termination of the Merger Agreement in accordance with its terms, the Companies agreed not to, and agreed to cause their respective subsidiaries not to, and agreed to direct its respective employees, agents, officers, directors, representatives and advisors not to, directly or indirectly:

•

solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than FVAC and its agents, representatives, advisors) concerning any company business combination;

•

enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a company business combination; or

•	commence, continue or renew any due diligence investigation regarding a company business combination.

The Companies also agreed that immediately following the execution of the Merger Agreement it shall, and shall cause each of its subsidiaries and shall direct its respective employees, agents, officers, directors, representatives and advisors to, immediately cease any and all existing discussions or negotiations with any person with respect to any company business combination.

Except as expressly permitted by the provisions of the Merger Agreement summarized under this heading “—No Solicitation” (the “no solicitation provisions”), from the date of the Merger Agreement to the closing of the Business Combination or, if earlier, the termination of the Merger Agreement in accordance with its terms, FVAC agreed not to, and agreed to cause its subsidiaries not to, and agreed to direct its respective employees, agents, officers, directors, representatives and advisors not to, directly or indirectly:

•

solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the Companies, the Companies’ unitholders and their respective Company representatives) concerning any parent business combination;

•

enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a parent business combination; or

•	commence, continue or renew any due diligence investigation regarding a parent business combination.

FVAC also agreed that immediately following the execution of the Merger Agreement it shall, and shall direct its respective employees, agents, officers, directors, representatives and advisors to, immediately cease any and all existing discussions or negotiations with any person with respect to any parent business combination.

See “The Merger Agreement—Covenants and Agreements” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Termination (page [●])

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Business Combination, including (i) by mutual written consent of the parties, (ii) by either FVAC or the Companies if (a) the consummation of the Business Combination has not occurred on or prior to March 31, 2021 (the “Outside Date”), (b) a final and nonappealable order has been issued or governmental action permanently restrains, enjoins or otherwise prohibits the Business Combination or (c) FVAC’s stockholder approval is not obtained, (iii) by the Companies upon a breach by FVAC or the Merger Subs if such breach gives rise to a failure of a closing condition and cannot or has not been cured within the earlier of 30 days’ notice by the Companies or the Outside Date, and (iv) by FVAC (a) upon a breach by the Companies if such breach gives rise to a failure of a closing condition and cannot or has not been cured within the earlier of 30 days’ notice by FVAC or the Outside Date, (b) if a majority of the MPMO equityholders do not enter into the MPMO Support Agreement within 24 hours of the date of the Merger Agreement, (c) if a majority of the SNR equityholders do not enter into the SNR Support Agreement within 24 hours of the date of the Merger Agreement or (d) if either of the Companies respective equityholder approvals are not obtained within three business days of this Registration Statement being declared effective by the SEC.

See “The Merger Agreement—Termination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

NYSE Listing (page [●])

FVAC Class A common stock is listed on the NYSE under the symbol “FVAC”. FVAC’s public warrants are listed on the NYSE under the symbol “FVAC WS”. FVAC’s units that have not separated are listed on the NYSE under the symbol “FVAC.U”. Following the Business Combination, MPMC Class A common stock (including common stock issuable in the Business Combination) will be listed on the NYSE under the symbol “MP”.

Comparison of Stockholders’ Rights (page [●])

Following the Business Combination, the rights of MPMO and SNR unitholders who become MPMC stockholders in the Business Combination will no longer be governed by the respective certificates of formation and limited liability company agreements of MPMO and SNR and instead will be governed by the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws. See “Comparison of Stockholders’ Rights” beginning on page [●].

Quorum and Required Vote for Proposals for the FVAC Special Meeting

A quorum of FVAC’s stockholders is necessary to hold a valid meeting. A quorum will be present at the FVAC Special Meeting if holders of a majority in voting power of FVAC Common Stock issued and outstanding and entitled to vote at the FVAC Special Meeting is present virtually or represented by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum at the FVAC Special Meeting.

The approval of each of the Business Combination Proposal, the NYSE Issuance Proposal, and the Incentive Plan Proposal requires the affirmative vote of majority of the votes cast by holders of the outstanding shares of FVAC Common Stock represented virtually or by proxy at the FVAC Special Meeting and entitled to vote thereon. If a valid quorum is established, a stockholder’s failure to vote by proxy or virtually at the FVAC Special Meeting will have no effect on the outcome of any vote on any of the foregoing proposals. Abstentions will be counted in connection with determination of whether a valid quorum is established, but will have no effect on the vote with respect to such proposals. Broker non-votes will also have no effect on the vote with respect to such proposals. The Insiders have agreed to vote their Founder Shares and any public shares they may hold in favor of the Business Combination. Currently, the Insiders own approximately 20% of the issued and outstanding FVAC Common Stock, including all of the outstanding Founder Shares.

The approval of the Charter Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of FVAC Common Stock entitled to vote thereon at the FVAC Special Meeting. Accordingly, if a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or virtually at the FVAC Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposals, will each have the same effect as a vote “AGAINST” such Charter Proposals.

Approval of the Director Election Proposal requires the affirmative vote (virtually or by proxy) of holders of a plurality of the votes cast by holders of outstanding shares of FVAC Common Stock entitled to vote thereon at the FVAC Special Meeting, voting as a single class. Failure to vote by proxy or to vote virtually at the FVAC Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Director Election Proposal. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. Failure to vote by proxy or to vote virtually at the FVAC Special Meeting, abstentions and broker non-votes will have no effect on the vote for the Director Election Proposal.

The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal and the Director Election Proposal are approved at the FVAC Special Meeting. It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal and the Director Election Proposals do not receive the requisite vote for approval, we will not consummate the Business Combination.

Recommendation of the FVAC Board of Directors; Reasons for the Approval of the Business Combination (page [●])

The FVAC Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of FVAC and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation/prospectus be submitted to its stockholders for approval at the FVAC Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation/prospectus.

After careful consideration, the FVAC Board unanimously recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Share Proposal, “FOR” the Director Election Proposal, and “FOR” the Incentive Plan Proposal. See “The Business Combination—Recommendation of the FVAC Board of Directors and Reasons for the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Recommendation of the MPMO Board and Reasons for the Business Combination (page [●])

After consideration, the MPMO Board adopted resolutions determining that the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement are advisable, fair to, and in the best interests of MPMO and its unitholders, and adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement. The MPMO Board recommends that the holders of MPMO common units adopt and approve the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement by executing and delivering the written consent furnished with this proxy statement/consent solicitation/prospectus.

For a description of various factors considered by the MPMO Board in reaching its decision to adopt and approve the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, see the section titled “The Business Combination—Recommendation of the MPMO Board and Reasons for the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Recommendation of the SNR Board and Reasons for the Business Combination (page [●])

After consideration, the SNR Board adopted resolutions, determining that the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR) are advisable, fair to, and in the best interests of SNR and its unitholders, and adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR). The SNR Board recommends that the holders of SNR units adopt and approve the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR) by executing and delivering the written consent furnished with this proxy statement/consent solicitation/prospectus.

For a description of various factors considered by the SNR Board in reaching its decision to adopt the merger agreement and approve the Business Combination and the other transactions and ancillary agreements contemplated by the merger agreement, see the section titled “The Business Combination—Recommendation of the SNR Board and Reasons for the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Risk Factors (page [●])

You should consider all the information contained in this proxy statement/consent solicitation/prospectus in deciding how to vote for the proposals presented in the proxy statement/consent solicitation/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of the Companies and FVAC to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of MPMC following consummation of the Business Combination.

Opinion of SNR’s Financial Advisor (page [●])

In connection with the adoption of the merger agreement, the SNR Board considered the opinion of Murray, Devine & Co., Inc. (“Murray Devine”), a financial advisory firm. Murray Devine has given a fairness opinion to the SNR Board that, as of the date of the opinion, the consideration payable to the SNR unitholders in connection with the Business Combination was fair, from a financial point of view, to holders of SNR units. The opinion is based on and subject to the procedures, matters and limitations described in the opinion and other matters that Murray Devine considered relevant.

The full text of the written opinion of Murray Devine, dated July 14, 2020, which sets forth the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Murray Devine in rendering its opinion, is attached to this proxy statement/consent solicitation/prospectus as Annex L and is incorporated by reference herein. Murray Devine’s advisory services and opinion were provided solely for the information and assistance of the SNR Board in connection with its consideration of the Business Combination and does not constitute a recommendation as to any action the SNR Board should take or how any FVAC stockholders, MPMO unitholders or SNR unitholders should vote with respect to the Business Combination or any other matter.

Murray Devine was retained by SNR to act as its financial advisor in connection with the Business Combination and to provide financial advisory services and to render its fairness opinion to the SNR Board in connection therewith. For further information, see “The Business Combination—Opinion of SNR’s Financial Advisor” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Companies’ Solicitation of Written Consents (page [●])

Record Date; Companies’ Unitholders Entitled to Consent

The MPMO Board has set [●], 2020 (the “MPMO Record Date”) as the record date for determining the MPMO unitholders entitled to sign and deliver written consents to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby, including the adoption and approval of the Pre-Closing Reorganization (the “Companies’ Merger Proposal”).

The SNR Board has set [●], 2020 (the “SNR Record Date”) as the record date for determining the SNR unitholders entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal.

Only MPMO or SNR unitholders of record holding common units as of the close of business on the MPMO Record Date or SNR Record Date, as applicable, are entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal. As of the close of business on the MPMO Record Date, there were 1,000 MPMO common units outstanding and entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal. As of the close of business on the SNR Record Date, there were 6,850,677.97 SNR common units outstanding and entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time, on [●], 2020.

Consents; Required Consents

Written consents from (i) members of MPMO representing at least a majority of common units of MPMO, and (ii) members of SNR representing at least a majority of common units of SNR, in each case, are required in order to adopt and approve, with respect to MPMO and SNR, respectively, the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization, in accordance with applicable law and the respective limited liability company agreements of each of the Companies.

Following entry by the parties into the Merger Agreement, FVAC entered into (i) the MPMO Support Agreement with each of the MPMO unitholders party thereto, and (ii) the SNR Support Agreement with each of the SNR unitholders party thereto, as applicable. Pursuant to each Support Agreement, the MPMO or SNR, as applicable, unitholders party thereto agreed to vote, consent or approve all common units of MPMO or SNR, as applicable, held by such unitholder in favor of adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization. The common units of MPMO that are owned by the MPMO unitholders party to the MPMO Support Agreement and subject to the MPMO Support Agreement represent approximately 98% of the outstanding common units of MPMO. The common units of SNR that are owned by the SNR unitholders party to the SNR Support Agreement and subject to the SNR Support Agreement represent approximately 89% of the outstanding common units of SNR. The written consents of the MPMO and SNR unitholders party to the Support Agreements with respect to the common units of MPMO or SNR, as applicable, that are owned by such unitholders will be, when delivered, sufficient to adopt the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization, in accordance with applicable law and the respective limited liability company agreements of the Companies.

Submission of Consents

You may consent to the Companies’ Merger Proposal with respect to your common units of MPMO or SNR, as applicable, by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation/prospectus and returning it to MPMO or SNR, as applicable.

If you hold common units of MPMO as of the close of business on the MPMO Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to MPMO. Once you have completed, dated and signed the written consent, you may deliver it to MPMO by emailing a .pdf copy to sbangalore@mpmaterials.com or by mailing it to 6720 Via Austi Parkway, Suite 450, Las Vegas, NV 89119, Attention: Sheila Bangalore, Chief Strategy Officer and General Counsel.

If you hold common units of SNR as of the close of business on the SNR Record Date, and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Continental Stock Transfer & Trust Company. Once you have completed, dated and signed the written consent, you may deliver it to Continental Stock Transfer & Trust Company, by mailing it to 1 State St—30th Floor, New York, NY 10004, Attention: Corporate Actions - SNR, or by uploading the notice to Continental Stock Transfer & Trust Company via the following secure URL address: “https://cstt.citrixdata.com/r_r7b41c4546534ccaa”. In order to avoid delays, please label any uploaded notice with your name and date. If you have questions concerning the mailing or uploading of the notice, please contact Continental Stock Transfer & Trust Company at reorg+SNR@continentalstock.com.

Each of the MPMO Board and the SNR Board has set 12:00 noon, New York City time, on [●], 2020 as the target date for the receipt of written consents, which is the date on which MPMO and SNR expect to receive the written consents from the MPMO and SNR unitholders party to the Support Agreements. Each of the Companies reserves the right to extend the final date for the receipt of written consents beyond [●], 2020. Any such extension may be made without notice to MPMO or SNR unitholders, as applicable. Once a sufficient number of consents to adopt the Merger Agreement has been received, the consent solicitation will conclude. The written consents of the MPMO and SNR unitholders party to the Support Agreements with respect to the common units of MPMO or SNR, as applicable, that are owned by such unitholders will be, when delivered, sufficient to adopt the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization, in accordance with applicable law and the respective limited liability company agreements of the Companies.

Executing Consents; Revocation of Consents

You may execute a written consent only to approve of the Companies’ Merger Proposal. A written consent to approve the Companies’ Merger Proposal is the equivalent to a vote for such proposal.

If you do not return your written consent, it will have the same effect as a vote “AGAINST” the Companies’ Merger Proposal. If you are a record holder of common units of MPMO or SNR, as applicable, and you return a signed written consent, you will have consented to the Companies’ Merger Proposal.

If you are a record holder of common units of MPMO or SNR, as applicable, as of the close of business on the MPMO Record Date or SNR Record Date, as applicable, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 12:00 noon, New York City time, on [●], 2020 (or, if earlier, before the consents of a sufficient number of common units of MPMO or SNR, as applicable, to approve the Companies’ Merger Proposal have been delivered to such Company). If you wish to change or revoke your consent before that time, you may do so by sending a notice of revocation (i) in the case of MPMO, by emailing a .pdf copy to sbangalore@mpmaterials.com or by mailing it to 6720 Via Austi Parkway, Suite 450, Las Vegas, NV 89119, Attention: Sheila Bangalore, Chief Strategy Officer and General Counsel, or (ii) in the case of SNR, by mailing it to Continental Stock Transfer & Trust Company at 1 State St—30th Floor, New York, NY 10004, Attention: Corporate Actions - SNR, or by uploading the notice to Continental Stock Transfer & Trust Company via the following secure URL address: “https://cstt.citrixdata.com/r_r7b41c4546534ccaa”. In order to avoid delays, please label any uploaded notice with your name and date. If you have questions concerning the mailing or uploading of the notice, please contact Continental Stock Transfer & Trust Company at reorg+SNR@continentalstock.com.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by the Companies. Officers and employees of the respective Companies may solicit the respective consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Interests of Directors and Officers of the Companies in the Business Combination (page [●])

When you consider the recommendations of the MPMO Board and the SNR Board in favor of approval of the Companies’ Merger Proposal, you should keep in mind that the directors and officers of the Companies have interests in the Business Combination that are different from, or in addition to, those of the Companies’ respective unitholders generally. These interests include, among other things, the fact that certain of the Companies’ directors and officers will become directors and officers of MPMC upon the consummation of the Business Combination.

The existence of financial and personal interests of one or more of the Companies’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for such Company. Please see the sections entitled “Risk Factors” and “The Business Combination – Interests of Certain Persons in the Business Combination” of this proxy statement/consent solicitation/prospectus for a further discussion of this and other risks.

Summary of the Transactions (page [●])

Set forth below is a summary of transactions that are contemplated to occur in connection with the Business Combination.

Pre-Closing Restructuring of the Companies

In accordance with the Merger Agreement, the Companies will, prior to the consummation of the Business Combination, complete a reorganization of the Companies, pursuant to which, among other things, the actions described below will be undertaken.

1.	The Shenghe Warrant will be exercised in full, and MPMO will issue to Shenghe Resources (Singapore) International Trading Pte. (“Shenghe Resources (Singapore)”) (Singapore) 89.88 MPMO preferred units.

2.	MPMO or an affiliate of an MPMO unitholder will form MPMO HoldCo.

3.	MPMO HoldCo will form MPMO Transition Sub.

4.	SNR will form SNR HoldCo, and, effective the same day, SNR HoldCo will make an initial entity classification election to be classified as a corporation for U.S. federal income tax purposes.

5.	SNR HoldCo will form SNR Transition Sub.

6.

MPMO Transition Sub, MPMO HoldCo and MPMO will enter into an Agreement and Plan of Merger, pursuant to which MPMO Transition Sub will merge with and into MPMO, with MPMO Transition Sub ceasing to exist and MPMO continuing as the surviving legal entity under applicable law. Pursuant to the MPMO Transition Merger, (i) each MPMO common unit (or fraction thereof) issued and outstanding immediately prior to the effective time of the MPMO Transition Merger will be cancelled in exchange for the issuance by MPMO HoldCo of one share of MPMO HoldCo common stock (or fraction thereof), (ii) each MPMO preferred unit (or fraction thereof) issued and outstanding immediately prior to the effective time of the MPMO Transition Merger will be cancelled in exchange for the issuance by MPMO HoldCo of one share of MPMO HoldCo preferred stock (or fraction thereof); (iii) each share of MPMO HoldCo common stock issued and outstanding immediately prior to the effective time of the MPMO Transition Merger will be cancelled and will cease to be outstanding; and (iv) each unit of membership interests in MPMO Transition Sub issued and outstanding immediately prior to the effective time of the MPMO Transition Merger will be cancelled in exchange for the issuance by MPMO of not less than one MPMO preferred unit and not less than one MPMO common unit.

7.	At least one day after the date of the MPMO Transition Merger, MPMO will elect to be disregarded as an entity separate from MPMO HoldCo for U.S. federal income tax purposes.

8.

SNR Transition Sub, SNR HoldCo and SNR will enter an Agreement and Plan of Merger, pursuant to which SNR Transition Sub will merge with and into SNR, with SNR Transition Sub ceasing to exist and SNR continuing as the surviving legal entity under applicable state law. Pursuant to the SNR Transition Merger, (i) each SNR common unit (or fraction thereof) issued and outstanding immediately prior to the effective time of the SNR Transition Merger will be cancelled in exchange for the issuance by SNR HoldCo of one SNR HoldCo common unit (or fraction thereof); (ii) each unit of membership interests SNR HoldCo issued and outstanding immediately prior to the effective time of the SNR Transition Merger will be cancelled and will cease to be outstanding; and (iii) each unit of membership interests in SNR Transition Sub issued and outstanding immediately prior to the effective time of the SNR Transition Merger will be cancelled in exchange for the issuance by SNR of not less than one SNR common unit.

9.	At least one day after the date of the SNR Transition Merger, SNR will elect to be disregarded as an entity separate from SNR HoldCo for U.S. federal income tax purposes.

We refer to the foregoing transactions as the “Pre-Closing Reorganization”.

SNR Distribution

Under the Merger Agreement, SNR is permitted to declare, set aside or pay any cash distributions, or repurchase or redeem its membership interests for cash, in each case, at any time prior to the Closing.

Conversion of Equity Interests

Each share of MPMO HoldCo preferred stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of MPMO HoldCo common stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of SNR HoldCo common stock issued and outstanding immediately prior to the effective time of the initial SNR merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 20,000,000 divided by (B) the number of shares of SNR HoldCo common stock outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

No fractional shares will be issued in connection with the Business Combination. In lieu thereof, FVAC shall pay or cause to be paid cash to each holder who otherwise would have been entitled to receive a fractional share.

Upon the closing of the Business Combination, all Founder Shares outstanding at the time of the Business Combination will automatically convert, in accordance with FVAC’s existing charter, to FVAC Class A common stock, and a percentage of such shares will be subject to the vesting and forfeiture provisions set forth in the Parent Sponsor Letter Agreement. For more information, see “Related Agreements—Parent Sponsor Letter Agreement”.

We refer these transactions, together with the Mergers and the other transactions and ancillary agreements contemplated by the Merger Agreement as the “Business Combination”.

Parent Sponsor Warrant Exchange Agreement

Immediately prior to the consummation of the Business Combination, the Sponsor will exchange all 5,933,333 of its Private Placement Warrants for an aggregate of 890,000 Founder Shares that, upon the consummation of the Business Combination, will be converted into FVAC Class A common stock (which will not be subject to vesting or forfeiture restrictions under the Amended and Restated Parent Sponsor Letter Agreement). For more information, see “Related Agreements—Parent Sponsor Warrant Exchange Agreement”.

PIPE Investment

Immediately prior to the closing of the Business Combination, the PIPE Investors, including the Sponsor, will purchase 20,000,000 shares of FVAC Class A common stock in a in a private placement at a price of $10.00 per share. For more information, see “Related Agreements—Subscription Agreements”.

Summary Historical Financial Data for FVAC (page [●])

The following tables summarize financial results achieved by FVAC for the periods and at the dates indicated to assist you in your analysis of the financial aspects of the Business Combination. FVAC’s statement of operations data for the period from January 24, 2020 (date of inception) through June 30, 2020 and balance sheet data as of June 30, 2020 is derived from FVAC’s audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus. This information is only a summary and should be read in conjunction with “FVAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and FVAC’s financial statements and related notes contained elsewhere herein. You should not assume the results of operations for past periods indicate results for any future period.

For the period from January 24, 2020 (inception) through June 30, 2020
Statement of Operations Data:
General and administrative expenses	$271,902
Franchise tax expense	86,814

Loss from operations	(358,716)
Interest income	36,875

Net loss	$(321,841)

Weighted average shares outstanding—Class A common stock	34,500,000

Basic and diluted net loss per share, Class A	$0.00

Weighted average shares outstanding—Class F common stock	8,625,000

Basic and diluted net loss per share, Class F	$(0.04)

As of June 30, 2020
Balance Sheet Data:
Total assets	$346,917,733
Total liabilities	$13,146,642
Class A common stock, $0.0001 par value; 32,877,109 shares subject to possible redemption	$328,771,090
Total stockholders’ equity	$5,000,001
Total liabilities and stockholders’ equity	$346,917,733

Summary Historical Financial Data for MPMO (page [●])

The summary historical consolidated financial information and other data for MPMO presented below for the years ended December 31, 2019 and 2018, and the summary consolidated balance sheet and other data as of December 31, 2019 and 2018 have been derived from MPMO’s audited financial statements included in this proxy statement/consent solicitation/prospectus.

The summary historical consolidated financial information presented below as of June 30, 2020 and for each of the six month periods ended June 30, 2020 and June, 2019 have been derived from the MPMO’s unaudited condensed financial statements included in this proxy statement/consent solicitation/prospectus. The unaudited financial data presented have been prepared on a basis consistent with the MPMO’s audited consolidated financial statements. In the opinion of MPMO’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The summary information in the following tables should be read in conjunction with “Selected Historical Financial Information of MPMO”, “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and MPMO’s historical financial statements and related notes thereto included elsewhere in this proxy statement/consent solicitation/prospectus. Information below is in thousands of dollars (except production and sales volumes, Realized Price per REO MT and Cost of Production per REO MT).

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
			(in thousands)
Statements of Operations Data:
Product Sales (including sales to related parties)	$51,110	$25,447	$73,411	$67,418
Operating costs and expenses (excluding one-time settlement charge)	(43,093)	(36,589)	(81,031)	(76,302)
One time settlement charge	(66,615)	—	—	—

Operating loss	(58,598)	(11,142)	(7,620)	(8,884)
Other income, net	237	2,385	4,278	839
Interest expense	(1,869)	(1,846)	(3,412)	(5,420)

Loss before income taxes	(60,230)	(10,603)	(6,754)	(13,465)
Income tax expense	(336)	(1)	(1)	(1)

Net loss	$(60,566)	$(10,604)	$(6,755)	$(13,466)

	As of June 30,	As of December 31,
	2020	2019	2018
Balance Sheet Data:
Cash and cash equivalents	$38,551	$2,757	$2,832
Total assets	$147,604	$101,794	$96,270
Total debt	$107,199	$18,078	$20,897
Total stockholders’ (deficit) equity	$(24,742)	$(18,022)	$(11,267)

	Six months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$2,242	$(11,230)	$(437)	$20,196
Net cash provided by (used in) investing activities	$(4,828)	$2,827	$5,624	$(5,880)
Net cash provided by (used in) financing activities	$38,728	$7,444	$(4,096)	$(30,740)

	Six months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
REO Production Volume (MTs)	18,969	9,530	27,620	13,914
REO Sales Volume (MTs)	18,618	8,408	26,821	13,378
Realized Price per REO MT	$2,848	$2,998	$2,793	$3,382
Cost of Production per REO MT	$1,362	$2,698	$1,980	$2,822

Summary Historical Financial Data for SNR (page [●])

The summary historical consolidated financial information and other data for SNR presented below for the years ended December 31, 2019 and 2018, and the summary consolidated balance sheet and other data as of December 31, 2019 and 2018 have been derived from SNR’s audited consolidated financial statements included in this proxy statement/consent solicitation/prospectus.

The summary historical consolidated financial information presented below as of June 30, 2020 and for the six month periods ended June 30, 2020 and 2019 have been derived from SNR’s unaudited condensed consolidated financial statements included in this proxy statement/consent solicitation/prospectus. The unaudited financial data presented have been prepared on a basis consistent with SNR’s audited consolidated financial statements. In the opinion of SNR’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The summary information in the following tables should be read in conjunction with “Selected Historical Financial Information of SNR”, “SNR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and SNR’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/consent solicitation/prospectus. Financial information below is in whole dollars unless otherwise stated.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
Statements of Operations Data:
Royalty revenue from related party	$1,409,735	$649,498	$2,019,835	$1,041,064
General and administrative expenses, total expenses	191,422	345,602	590,059	650,659

Operating income	1,218,313	303,896	1,429,776	390,405
Interest income	12,205	38,294	73,100	20,648

Income before income taxes	1,230,518	342,190	1,502,876	411,053
Income tax (expense) benefit	(310,397)	—	368,259	—

Net income	$920,121	$342,190	$1,871,135	$411,053

	As of June 30,	As of December 31,
	2020	2019	2018
Balance Sheet Data:
Cash and cash equivalents	$5,786,289	$4,232,326	$3,766,629
Total assets	$7,040,220	$6,271,927	$4,434,924
Total liabilities	$178,640	$181,146	$215,278
Total members’ equity	$6,861,580	$6,090,781	$4,219,646

	Six months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$1,703,285	$368,806	$465,697	$(80,191)
Net cash used in financing activities	$(149,322)	$—	$—	$—

Summary Unaudited Pro Forma Condensed Combined Financial Information (page [●])

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Merger Agreement. The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, FVAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of MPMO issuing stock for the net assets of FVAC, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of MPMO. The SNR Mineral Rights Acquisition will be treated as an asset acquisition as it does not meet the definition of a business under ASC 805, and is accounted for in accordance with the “Acquisition of Assets Rather Than a Business” subsections of ASC 805-50 by using a cost accumulation model. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2020 gives effect to the Business Combination as if it had occurred on June 30, 2020. The summary unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2020 and year ended December 31, 2019 give effect to the Business Combination as if it had occurred on January 1, 2019.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the post-combination company appearing elsewhere in this proxy statement/consent solicitation/prospectus and the accompanying notes to the unaudited pro forma condensed combined financial information. See “Selected Historical Financial Information of FVAC”, “Selected Historical Financial Information of MPMO” and “Selected Historical Financial Information of SNR”. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of FVAC, MPMO, and SNR for the applicable periods included elsewhere in this proxy statement/consent solicitation/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.” The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-combination company’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-combination company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by FVAC’s public stockholders of shares of FVAC Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two (2) business days prior to the closing of the Business Combination) in the Trust Account:

•

Assuming No Redemptions: This presentation assumes that no public stockholders of FVAC exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 34.5 million of FVAC’s public shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to public share redemptions for aggregate redemption payments of $345.0 million using a per share redemption price that was calculated as $345,036,875 in the Trust Account less $36,875 in interest income used to pay a portion of the outstanding franchise tax payable divided by 34,500,000 FVAC public shares, in each case, as of June 30, 2020. Additionally, this scenario gives effect to the surrender of 5,140,152 Founder Shares pursuant to the Parent Sponsor Letter Agreement.

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Six Months Ended June 30, 2020
Revenue	$51,110	$51,110
Basic and diluted net loss per share, Class A	$(0.45)	$(0.59)
Weighted average Class A shares outstanding - basic and diluted	147,331,543	112,831,543

Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended December 31, 2019
Revenue	$73,411	$73,411
Basic and diluted net loss per share, Class A	$(0.12)	$(0.16)
Weighted average Class A shares outstanding—basic and diluted	147,331,543	112,831,543

Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of June 30, 2020
Total assets	$999,921	$654,921
Total liabilities	$251,381	$251,381
Total stockholders’ equity	$748,540	$403,540

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of FVAC and the Companies (page [●])

The following table sets forth selected historical comparative share information for FVAC, MPMO and SNR and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•

Assuming No Redemptions: This presentation assumes that no public stockholders of FVAC exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 34.5 million of FVAC’s public shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to public share redemptions for aggregate redemption payments of $345.0 million using a per share redemption price that was calculated as $345,036,875 in the Trust Account less $36,875 in interest income used to pay a portion of the outstanding franchise tax payable divided by 34,500,000 FVAC public shares, in each case, as of June 30, 2020. Additionally, this scenario gives effect to the surrender of 5,140,152 Founder Shares pursuant to the Parent Sponsor Letter Agreement.

The pro forma book value information reflects the Business Combination as if it had occurred on June 30, 2020. The weighted average shares outstanding and net loss per share information give pro forma effect to the Business Combination as if it had occurred on January 1, 2019.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/consent solicitation/prospectus, and the historical financial statements of FVAC, MPMO and SNR and related notes that are included elsewhere in this proxy statement/consent solicitation/prospectus. See “Selected Historical Financial Information of FVAC”, “Selected Historical Financial Information of MPMO” and “Selected Historical Financial Information of SNR”. The unaudited pro forma combined per share information of FVAC, MPMO and SNR is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of FVAC, MPMO and SNR would have been had the companies been combined during the periods presented.

				Pro Forma Combined
	FVAC (Historical)	MPMO (Historical)	SNR (Historical)	(Assuming No Redemption)	(Assuming Maximum Redemption)
	(in actuals)
As of and for the six months ended June 30, 2020
Book Value per share (1)	$0.12	$(80,863.00)	$0.99	$5.08	$3.58
Weighted average shares outstanding of FVAC Class A common stock – basic and diluted	34,500,000			147,331,543	112,831,543
Weighted average shares outstanding of FVAC Class F common stock—basic and diluted	8,625,000			—	—
Weighted average common units outstanding of MPMO and SNR – basic and diluted		1,000	6,914,555
Net income (loss) per share of FVAC Class A common stock – basic and diluted	$—			$(0.45)	$(0.59)
Net income (loss) per share of FVAC Class F common stock – basic and diluted	$(0.04)			$—	$—
Net income (loss) per common unit of MPMO and SNR – basic and diluted		$(60,566.00)	$0.13

					Pro Forma Combined
	FVAC (Historical)		MPMO (Historical)	SNR (Historical)	(Assuming No Redemption)		(Assuming Maximum Redemption)
	(in actuals)

As of and for the year ended December 31, 2019
Book Value per share (1)	N/A	(2)	$(20,297.00)	$0.87	N/A	(3)	N/A	(3)
Weighted average shares outstanding of FVAC Class A common stock—basic and diluted	N/A	(2)			147,331,543		112,831,543
Weighted average common units outstanding of MPMO and SNR—basic and diluted			1,000	7,000,000
Net loss per share of FVAC Class A common stock—basic and diluted	N/A	(2)			$(0.12)		$(0.16)
Net income (loss) per common unit of MPMO and SNR—basic and diluted			$(6,755.00)	$0.27

(1)	Book value per share = (Total equity excluding preferred shares)/shares outstanding.
(2)	Not applicable as FVAC was incorporated on January 24, 2020.
(3)	Pro forma balance sheet for year ended December 31, 2019 not required and as such, no such calculation included in this table.

MARKET PRICE AND DIVIDEND INFORMATION

FVAC

FVAC’s units, FVAC Class A common stock and public warrants are currently listed on the NYSE under the symbols “FVAC.U”, “FVAC” and “FVAC WS”, respectively.

The closing price of the FVAC units, FVAC Class A common stock and public warrants on July 14, 2020, the last trading day before announcement of the execution of the Merger Agreement, was $10.41, $10.00 and $1.45, respectively. As of [●], 2020, the record date for the FVAC Special Meeting, the most recent closing price for FVAC units, FVAC Class A common stock and public warrants was $[●], $[●] and $[●], respectively.

Holders of the FVAC units, FVAC Class A common stock and public warrants should obtain current market quotations for their securities. The market price of FVAC’s securities could vary at any time before the Business Combination.

Holders

As of [●], 2020, there was one (1) holder of record of FVAC’s units, one (1) holder of record of FVAC Class A common stock, three (3) holders of record of FVAC Class F common stock, one (1) holder of record of Private Placement Warrants, and one (1) holder of FVAC public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose FVAC units, FVAC Class A common stock and FVAC public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

FVAC has not paid any cash dividends on its FVAC Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon MPMC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the merger will be within the discretion of MPMC’s board of directors at such time. MPMC’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing.

The Companies

Historical market price information for MPMO’s units is not provided because there is no public market for MPMO’s units. See “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Historical market price information for SNR’s units is not provided because there is no public market for SNR’s units. See “SNR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/consent solicitation/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals to be voted on at the FVAC Special Meeting or the consent solicitation of the Companies. The following risk factors apply to the businesses of the Companies, the operations of the business by the Companies and will also apply to the business and operations of the Companies following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of MPMC. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/consent solicitation/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” MPMC may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair MPMC’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Relating to the Companies’ Business and Industry

Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “the Company” or “our company” refer to the Companies as they currently exist prior to consummation of the Business Combination, and to MPMC from and after the consummation of the Business Combination.

The production of rare earth products is a capital-intensive business and the completion of our Stage II optimization project at the Mountain Pass facility will require the commitment of substantial resources. Unanticipated costs or delays associated with our ongoing Stage II optimization project could have a material adverse effect on our financial condition or results of operations.

The completion of our Stage II optimization project at the Mountain Pass facility will require the commitment of substantial resources and capital expenditures. We expect to incur approximately $170 million in capital costs to complete the project and reach anticipated production rates for the separation of REOs by the end of 2022. Our estimated expenses may increase as consultants, personnel and equipment associated with our efforts are added. The progress of our Stage II optimization project, the amounts and timing of expenditures and the success of this project will depend in part on the following:

•

the operational resumption of a portion of the existing process, plant and equipment, certain of which is currently in a cold-idle state, and the further enhancement and development of such existing process, plant and equipment;

•	our ability to timely procure new equipment or repair existing equipment, certain of which may involve long lead-times;

•	maintaining, and procuring, as required, applicable federal, state and local permits;

•	the results of consultants’ analysis and recommendations;

•	negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work;

•	impact of planned and unplanned shut-downs and delays in our production;

•	impact of stoppages or delays on construction projects;

•	disputes with contractors or other third parties;

•	negotiating sales and offtake contracts for our planned production;

•	the execution of any joint venture agreements or similar arrangements with strategic partners;

•	the impact of COVID-19 or similar pandemics on our business, our strategic partners’ or suppliers’ businesses, logistics or the global economy; and

•	other factors, many of which are beyond our control.

Most of these activities require significant lead times and must be advanced concurrently. Unanticipated costs or delays associated with our Stage II optimization project could have a material adverse effect on our financial condition or results of operations and could require us to seek additional capital, which may not be available on commercially acceptable terms or at all.

The actual amount of capital required for the Stage II optimization project at the Mountain Pass facility may vary materially from our current estimates, in which case we may need to raise additional funds, which could delay completion and have a material adverse effect on our business and financial condition.

The anticipated funding required to complete the Stage II optimization project at the Mountain Pass facility is based on certain estimates and assumptions we have made about the additional equipment, labor, permits and other factors required to complete the project. If any of these estimates or assumptions change, the actual timing and amount of capital required to complete the Stage II optimization project may vary materially from what we anticipate. Additional funds may be required in the event of significant departures from our current plans, unforeseen delays, cost overruns, engineering design changes or other unanticipated events or expenses. There can be no assurance that additional financing will be available to us, or, if available, that it can be obtained on a timely basis and on commercially acceptable terms.

Our continued growth depends on our ability to complete the Stage II optimization project at the Mountain Pass facility, which is our only rare earth mining and processing facility.

Our only rare earth mining and processing facility at this time is the Mountain Pass facility. Our continued growth is based on successfully completing the Stage II optimization project and reaching anticipated production rates for the separation of REOs in accordance with our expected timeframe. The deterioration or destruction of any part of the Mountain Pass facility, or a delay in the procurement of any necessary equipment, may significantly hinder our ability to reach or maintain anticipated production rates within the expected time frame or at all. If we are unsuccessful in reaching and maintaining expected production rates for REOs at the Mountain Pass facility, within expected time frames or at all, we may not be able to build a sustainable or profitable business as currently expected or at all.

We currently rely on Shenghe Resources (Singapore) to purchase all of our rare earth concentrate product on a “take-or-pay” basis and sell that product to end users in China. We cannot assure you that they will continue to honor their contractual obligations to purchase and sell our products, or that they will make optimum efforts to market and sell our products.

Our current ability to generate revenues from the sale of our rare earth concentrate is reliant on our arrangement under our amended and restated offtake agreement (the “A&R Offtake Agreement”) with Shenghe Resources (Singapore). While Shenghe Resources (Singapore) is obligated under the A&R Offtake Agreement to purchase all of our rare earth concentrate product on a “take-or-pay” basis (such that they are obliged to pay for product even if they are unable or unwilling to take delivery), we cannot guarantee that Shenghe Resources (Singapore) will continue to purchase all of the products that it is contractually bound to purchase.

Additionally, Shenghe Resources (Singapore) sells the rare earth concentrate it acquires under our A&R Offtake Agreement to customers in China who separate and extract the individual rare earth elements from our rare earth concentrate. We do not control the amount and timing of resources that Shenghe Resources (Singapore) will dedicate to their sales efforts, which could impact the duration of the A&R Offtake Agreement.

Under the A&R Offtake Agreement, Shenghe Resources (Singapore) is entitled to retain the gross profits from the sales of our products, and those gross profits are credited against the prepayment funding provided by Shenghe Resources (Singapore). When Shenghe Resources (Singapore) has recouped all of its prepayment funding, the A&R Offtake Agreement will terminate. Any decline or delay in Shenghe Resources (Singapore)’s sales efforts will prolong the duration of the A&R Offtake Agreement. As of June 30, 2020, the prepayment funding balance under the A&R Offtake Agreement was approximately $93.3 million. See “Certain Relationships and Related Transactions—Certain Relationships and Related Person Transactions—Companies—Shenghe Agreements.”

The loss of business from our arrangement with Shenghe Resources (Singapore) would materially and adversely affect our results of operations until such time, if ever, as we are able to replace the lost business. To the extent we remain reliant on Shenghe Resources (Singapore), we are also subject to the risks faced by Shenghe Resources (Singapore) where such risks impede their ability to stay in business, make timely payments to us, perform their obligations to us, or sell our products to their end-customers.

We may not be able to convert current commercial discussions with customers for the sale of REO products into contracts, which may have a material adverse effect on our financial position and results of operations.

Currently, we sell all of our rare earth concentrate product to Shenghe Resources (Singapore) on a take-or-pay basis under our A&R Offtake Agreement. That A&R Offtake Agreement will terminate after Shenghe Resources (Singapore) has recovered the full amount of the funding it has provided to us, which funding effectively constitutes a prepayment for products to be supplied by us under the A&R Offtake Agreement. After the A&R Offtake Agreement terminates, we will no longer have a contractual agreement requiring Shenghe Resources (Singapore) to purchase rare earth products from the Mountain Pass facility. See “Certain Relationships and Related Transactions—Certain Relationships and Related Person Transactions—Companies—Shenghe Agreements.”

We are actively working on our Stage II optimization project, which includes installing a concentrate drying and roasting circuit, reconfiguring and restarting the product leaching circuit, recommissioning separation and extraction circuits, and enlarging product finishing capacity to re-establish the full capability to produce separated, individual rare earth products at Mountain Pass. Upon reaching anticipated production rates for REOs and other planned downstream products at the Mountain Pass facility, we expect to produce approximately 20,000 mt of separated REO per year, excluding cerium concentrate, consisting of approximately 6,075 mt of NdPr per year. Prior to reaching expected production rates for REOs and other planned downstream products at the Mountain Pass facility, we intend to enter into short- and long-term sales contracts with new customers. However, there can be no assurance that these customers will enter into sales contracts for REOs. The failure to enter into such contracts may have a material adverse effect on our financial position and results of operations.

Changes in China’s political environment and policies, including changes in export policy or the interpretation of China’s export policy and policy on rare earths production or the import of rare earth feedstock may adversely affect our financial condition and results of operations.

Because all of our rare earth concentrate product is currently sold to Shenghe Resources (Singapore) under our A&R Offtake Agreement, which subsequently sells the product to customers in China, the possibility of adverse changes in trade or political relations with China, political instability in China, increases in labor or shipping costs, the occurrence of prolonged adverse weather conditions or a natural disaster such as an earthquake or typhoon, or the continuation of COVID-19 or the outbreak of another global pandemic disease could severely interfere with the sale and/or shipment of our products and would have a material adverse effect on our operations.

Our sales may be adversely affected by the current and future political environment in China and the policies of the China Central Government. China’s government has exercised and continues to exercise substantial control over nearly all sectors of the Chinese economy through regulation and state ownership. Our ability to ship products to China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under its current leadership, China’s government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that China’s government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice. The United States government has called for substantial changes to foreign trade policy with China and has raised (as well as has proposed to further raise in the future), tariffs on several Chinese goods. China has retaliated with increased tariffs on United States goods. Any further changes in United States trade policy could trigger retaliatory actions by affected countries, including China, resulting in trade wars. Any changes in United States and China relations, including through changes in policies by the Chinese government could adversely affect our financial condition and results of operations, including: changes in laws, regulations or the interpretation thereof, confiscatory taxation, governmental royalties, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises.

In addition, there may be circumstances where we may have to incur premium freight charges to expedite the delivery of our products to customers or as a result of being required to ship to alternative ports due to local Chinese government regulations or delays at the ports that we typically utilize. If we incur a significant amount of freight charges, our gross profit will be negatively affected if we are unable to pass on those charges to customers.

We may be adversely affected by fluctuations in demand for, and prices of, rare earth minerals and products.

Because our revenue is, and will for the foreseeable future be, from the sale of rare earth products, changes in demand for, and the market price of, and taxes and other tariffs and fees imposed upon rare earth minerals and products could significantly affect our profitability. Our financial results may be significantly adversely affected by declines in the prices of rare earth minerals and products. Rare earth minerals and product prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, taxes, inflation or deflation, fluctuation in the relative value of the U.S. dollar against foreign currencies on the world market, shipping and other transportation and logistics costs, global and regional supply and demand for rare earth minerals and products, potential industry trends, such as competitor consolidation or other integration methodologies, and the political and economic conditions of countries that produce and procure rare earth minerals and products. Furthermore, supply side factors have a significant influence on price volatility for rare earth minerals. Supply of rare earth minerals is dominated by Chinese producers. The Chinese Central Government regulates production via quotas and environmental standards, and has and may continue to change such production quotas and environmental standards. Over the past few years, there has been significant restructuring of the Chinese market in line with Chinese Central Government policy; however, periods of over supply or speculative trading of rare earth minerals can lead to significant fluctuations in the market price of rare earth minerals.

A prolonged or significant economic contraction in the United States or worldwide could put downward pressure on market prices of rare earth minerals and products. Protracted periods of low prices for rare earth minerals and products could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, REO production operations, impair asset values and reduce our proven and probable rare earth ore reserves.

Demand for our products may be impacted by demand for downstream products incorporating rare earths, including hybrid and electric vehicles, wind turbines, robotics, medical equipment, military equipment and other high-growth, advanced motion technologies, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for our products.

In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand and ultimately to the broader markets. Periods of high rare earth mineral market prices generally are beneficial to our financial performance. However, strong rare earth mineral prices also create economic pressure to identify or create alternate technologies that ultimately could depress future long-term demand for rare earth minerals and products, and at the same time may incentivize development of competing mining properties.

The COVID-19 pandemic could have an adverse effect on our business.

The current COVID-19 pandemic is significantly impacting the national and global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included, among other things, extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices and an increased possibility of a global recession. The response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity and sentiment, globally. The outbreak has affected our business and operations and may continue to do so, by among others, increasing the cost of operations and reducing employee productivity, limiting travel of our personnel, adversely affecting the health and welfare of our personnel, or preventing or delaying important third party service providers from performing normal and contracted activities crucial to the operation of our business.

The outbreak has resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of China, the U.S. and other countries. These disruptions could continue to impact the rare earth market, particularly the supply chain for China and the U.S., which in turn could impact our business or business prospects as under our A&R Offtake Agreement with Shenghe Resources (Singapore), pursuant to which we rely on Shenghe Resources (Singapore) to purchase all of our rare earth concentrate products and sell those products to customers in China. See “Certain Relationships and Related Transactions—Certain Relationships and Related Person Transactions—Companies—Shenghe Agreements.”

Decisions beyond our control, such as canceled events, restricted travel, barriers to entry, temporary closures or limited availability of county, state or federal government agencies, or other factors may affect our ability to perform mining operations, corporate activities, and other actions that would normally be accomplished without such limitations. The extent to which the COVID-19 outbreak will impact our operations, our business and the economy is highly uncertain. We cannot predict the impact of the COVID-19 pandemic, but it may materially and adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry.

The rare earths mining and processing markets are capital intensive and competitive. Production of rare earths is dominated by our Chinese competitors. These competitors may have greater financial resources, as well as other strategic advantages to operate, maintain, improve and possibly expand their facilities. Additionally, our Chinese competitors have historically been able to produce at relatively low costs due to domestic economic and regulatory factors, including less stringent environmental and governmental regulations and lower labor and benefit costs. For instance, many of our Chinese competitors dispose of the waste material from beneficiation in wet tailings dams, which are significantly less expensive to operate and potentially more harmful to the environment than the dry tailings method that we employ. Even upon successful completion of our Stage II optimization project at the Mountain Pass facility, if we are not able to achieve our anticipated costs of production, then any strategic advantages that our competitors may have over us, including, without limitation, lower labor, compliance and production costs, could have a material adverse effect on our business.

Industry consolidation may result in increased competition, which could result in a reduction in revenue.

Some of our competitors have made, or may make acquisitions or enter into partnerships or other strategic relationships to achieve competitive advantages. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as demand for rare earth materials increases. Industry consolidation may result in competitors with more compelling product offerings or greater pricing flexibility than we have, or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales, technology or supply. These competitive pressures could have a material adverse effect on our business.

The success of our business will depend, in part, on the growth of existing and emerging uses for rare earth products.

The success of our business will depend, in part, on the growth of existing and emerging uses for rare earth products. Our strategy is to develop rare earth products, including NdPr, which are used in critical existing and emerging technologies, such as hybrid and electric vehicles, wind turbines, robotics, medical equipment, military equipment and other high-growth, advanced motion technologies. The success of our business depends on the continued growth of these end markets and successfully commercializing rare earth products, including NdPr, in such markets. If the market for these critical existing and emerging technologies does not grow as we expect, grows more slowly than we expect, or if the demand for our products in these markets decreases, then our business, prospects, financial condition and operating results could be harmed. In addition, the market for these technologies, particularly in the automotive industry, tends to be cyclical, which exposes us to increased volatility, and it is uncertain as to how such macroeconomic factors will impact our business. Any unexpected costs or delays in the commercialization of NdPr or any of our other expected products, or less than expected demand for the critical existing and emerging technologies that use rare earth products, could have a material adverse effect on our financial condition or results of operations.

An increase in the global supply of rare earth products, dumping, predatory pricing and other tactics designed to inhibit our further downstream integration by our competitors may materially adversely affect our profitability.

The pricing and demand for rare earth products is affected by a number of factors beyond our control, including growth of economic development and the global supply and demand for REO products. According to CRU, China was projected to account for approximately 83% of global REO production in 2020. China also dominates the manufacture of metals and NdFeB magnets from rare earths, capabilities that are not currently present in the United States, and the Chinese Central Government regulates production via quotas and environmental standards. Over the past few years, there has been significant restructuring of the Chinese markets in line with China Central Government policy. Assuming that we reach anticipated production rates for REOs and other planned downstream products and subsequently become fully operational and integrated, the increased competition may lead our competitors to engage in predatory pricing or other behaviors designed to inhibit our further downstream integration. Any increase in the amount of rare earth products exported from other nations and increased competition may result in price reductions, reduced margins or loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

A power shortage at the Mountain Pass facility could temporarily delay mining and processing operations and increase costs, which may materially adversely impact our business.

Our facilities currently rely on electricity provided by a single utility company in Southern California. Instability in electrical supply could cause sporadic outages and brownouts. Any such outages or brownouts could have a negative impact on our production. The natural gas-powered CHP plant that was installed at the Mountain Pass facility to produce electricity and steam and to minimize or eliminate reliance on the regional electric power grid is currently idle. Subject to any required permit approvals and other required certifications, we plan to restart the CHP facility in 2021, and we have incorporated the assumed cost savings associated with restarting the CHP facility in the estimation of our reserves, however there can be no assurance that we will be successful in these efforts. If the CHP plant remains idle or is unable to provide sufficient energy for the operation of our Mountain Pass facility, we will incur higher operating costs, remain subject to the effects of occasional power outages and brownouts and could experience temporary interruptions of mining and processing operations. We then may be unable to fill customer orders in a timely manner and may be subject to higher power costs at the Mountain Pass facility. As a result, our revenue could be adversely impacted and our relationships with our customers could suffer, adversely impacting our ability to generate future revenue and otherwise perform our contractual obligations. In addition, if power to the Mountain Pass facility is disrupted during certain phases of our REO extraction process, we may incur significant expenses that may adversely affect our business.

Increasing costs or limited access to raw materials may adversely affect our profitability.

We use significant amounts of chemical reagents to process REOs. Even though the Mountain Pass facility includes a chlor-alkali facility that we expect to restart and believe will enable us to produce much of our chemical reagents demand on-site by the end of 2023, on-site production of these reagents could be delayed and any production could be hampered by any disruptions in the process used to produce these chemicals. Prior to commencing production of these chemicals or during any disruption to such production, we will need to purchase chemical reagents in the open market and as a result, we could be subject to significant volatility in the cost and availability of these chemicals. We may not be able to pass increased prices for these chemicals through to our customers in the form of price increases. A significant increase in the price, or decrease in the availability of these chemicals before we restart our ability to produce them on-site could materially increase our operating costs and adversely affect our profit margins and production volumes.

Fluctuations in transportation costs or disruptions in transportation services or damage or loss during transport could decrease our competitiveness or impair our ability to supply rare earth minerals or products to our customers, which could adversely affect our results of operations.

We currently transport our rare earth concentrate product to China to be purchased by Shenghe Resources (Singapore) under our A&R Offtake Agreement. In the future, we will need to transport our products to our future customers wherever they may be located. Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, embargos, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, other environmental events, changes to rail or ocean freight systems or other events and activities beyond our control could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

We will need to process REOs to exacting specifications in order to provide future customers with a consistently high quality product. An inability to perfect the mineral extraction processes to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations.

Upon the completion of our Stage II optimization project, we expect to be able to process REOs to meet customer needs and specifications and to provide customers with a consistently high quality product and to meet ever-stricter purity requirements. An inability to perfect the mineral extraction processes to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations. In addition, customer needs and specifications may change with time. Any delay or failure in developing processes to meet changing customer needs and specifications may have a material adverse effect on our financial condition or results of operations. Such events and conditions, including flooding and other natural disasters, could also impact the facilities of our customers which could have a material adverse affect on our ability to deliver our product to our customers.

Diminished access to water may adversely affect our operations.

Processing of REOs requires significant amounts of water. The technology we currently use to beneficiate REOs is a sustainable, “green” process with dry tailings that limits the need for fresh water usage. Although we believe our current process is sustainable, any disruption in the process could prompt the need for significant access to fresh water. Additionally, once we complete our Stage II optimization project, we will require an even greater amount of water for our separation and extraction operations, including additional fresh water. We maintain and operate one water supply well field for potable and process water and own land and wells in another water supply well field that we may be able to operate in the future. Any disruption to our current process or decrease in available water supply may have a material adverse effect on our operations and our financial condition or results of operations.

Uncertainty in our estimates of REO reserves could result in lower than expected revenues and higher than expected costs.

We base our REO reserve estimates on engineering, economic and geological data assembled and analyzed by outside firms, which are reviewed by our engineers and geologists. Ore reserve estimates, however, are necessarily imprecise and depend to some extent on professional interpretation, including statistical inferences drawn from available drilling data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of REO reserves and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable REO reserves necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological, mining and processing conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	changes to the strategic approach to mining and processing the deposit depending upon market demand, corporate strategy and other prevailing economic conditions;

•	assumptions concerning future prices of rare earth products, foreign exchange rates, process recovery rates, transportation costs, operating costs, capital costs and reclamation costs; and

•

assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies and foreign government policies relating to the import or export of rare earth products.

Uncertainty in our estimates related to our REO reserves could result in lower than expected revenues and higher than expected costs or a shortened estimated life for the mine at the Mountain Pass facility. Fluctuations in factors out of our control such as changes in future product pricing, foreign government policies on the import or export of rare earths and foreign exchange rates can have a significant impact on the estimates of reserves and can result in significant changes in the quantum of our reserves period-to-period.

Period-to-period conversion of probable REO reserves to proven ore reserves may result in increases or decreases to the total reported amount of ore reserves. Conversion rates are affected by a number of factors, including geological variability, applicable mining methods and changes in safe mining practices, economic considerations and new regulatory requirements.

We may not successfully establish or maintain collaborative, joint venture and licensing arrangements, which could adversely affect our ability to vertically integrate into further downstream processing of our REOs.

A key element of our long-term business strategy is to vertically integrate into further downstream processing of our REOs into rare earth metal alloys and finished magnets for clean-energy, high-growth, advanced motion technologies. To implement this vertical integration strategy successfully, we may need to license certain intellectual property related to these downstream processes and/or develop the ability, or collaborate with, purchase or form a joint venture with, an existing magnet producer for the final production of finished rare earth magnets. In addition, other licenses that may be necessary for some of these downstream processing steps have not yet been obtained. Any failure to establish or maintain collaborative, joint venture or licensing arrangements for the production of downstream products on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize downstream rare earth products.

Our ability to reach our full revenue potential is dependent on our ability to fully fund, commence and complete our Stage III downstream expansion strategy.

Our ability to reach our full revenue potential will be dependent on our ability to fully fund and commence Stage III and complete our downstream expansion strategy to process our REOs into rare earth metal alloys and finished magnets. We expect to commence Stage III downstream expansion in 2025 or thereafter, however our proposed timeline is based on certain estimates and assumptions we have made about our business over the next few years, including the successful completion of our Stage II optimization project. If any of these estimates or assumptions prove to be wrong or we are unable to complete our Stage II optimization project, it may significantly hinder our ability to commence Stage III downstream expansion within the expected time frame or at all. If we are unsuccessful in being able to fully fund, commence and complete our Stage III downstream expansion strategy, within the expected time frame or at all, we will not be able to take advantage of our downstream value creation opportunity and thus we may not be able to reach our full revenue potential.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

A work stoppage by any of the third-parties providing services in connection with the construction projects at the Mountain Pass facility could significantly delay our Stage II optimization project and disrupt our operations, reduce our revenues and materially adversely affect our results of operations.

A shortage of skilled technicians and engineers may further increase operating costs, which may materially adversely affect our results of operations.

Efficient production of rare earth products using modern techniques and equipment requires skilled technicians and engineers. In addition, our optimization and eventual downstream efforts will significantly increase the number of skilled operators, maintenance technicians, engineers and other personnel required to successfully operate our business. In the event that we are unable to hire, train and retain the necessary number of skilled technicians, engineers and other personnel there could be an adverse impact on our labor costs and our ability to reach anticipated production levels in a timely manner, which could have a material adverse effect on our results of operations.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and other key personnel. The loss of the services of any member of senior management or a key employee could have an adverse effect on our business. We may not be able to locate, attract or employ on acceptable terms qualified replacements for senior management or other key employees if their services are no longer available.

Because of the dangers involved in the mining of minerals and the manufacture of mineral products, there is a risk that we may incur liability or damages as we conduct our business.

The mining of minerals and the manufacture of mineral products involves numerous hazards, including:

•	unusual and unexpected rock formations affecting ore or wall rock characteristics;

•	ground or slope failures (including open pits, waste rock and tailings disposal areas);

•	environmental hazards;

•	industrial accidents;

•	bodily injury or harm;

•	processing problems;

•	periodic interruptions due to inclement or hazardous weather conditions or other acts of God; and

•	mechanical equipment failure and facility performance problems.

Although we maintain insurance to address certain risks involved in our business, such as coverage for property damage, business interruption, natural disasters, terrorism and workers compensation, there can be no assurance that we will be able to maintain insurance to cover these risks at economically feasible premiums. Additionally, we cannot be certain that all claims we may make under our insurance policies will be deemed to be within the scope of, or fully covered by, our policies. We might also become subject to liability for environmental issues, damage or other hazards that may be uninsurable or for which we may elect not to insure because of premium costs or commercial impracticality. These policies contain limits of coverage and exclusions that are typical of such policies generally. The payment of such premiums, or the assumption of such liabilities, may have a material adverse effect on our financial position and results of operations.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics or pandemics.

We may be impacted by natural disasters, wars, health epidemics or pandemics or other events outside of our control. For example, our Mountain Pass rare earth facility is located in San Bernardino County, California near active faults, which could lead to nearby earthquakes. If major disasters such as earthquakes, wild fires, health epidemics or pandemics, floods or other events occur, or our information system or communications network breaks down or operates improperly, our ability to continue operations at the Mountain Pass facility may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

We are dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure.

We depend upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information or the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, operating results and financial condition.

We may not be able to adequately protect our intellectual property rights. If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.

Much of the technology used in the markets in which we compete is protected by patents and trade secrets, and our commercial success will depend in significant part on our ability to obtain and maintain patent and trade secret protection for our products and methods. To compete in these markets, we rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights, including our proprietary rare earth production processes that are not patented. Our intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property may be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or our inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations. The loss of our patents could reduce the value of the related products. In addition, the cost to litigate infringements of our patents, or the cost to defend ourselves against patent infringement actions by others, could be substantial and, if incurred, could materially affect our business and financial condition.

Proprietary trade secrets and unpatented know-how are also very important to our business. We rely on trade secrets to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may not be able to obtain additional patents and the legal protection afforded by any additional patents may not adequately protect our rights or permit us to gain or keep any competitive advantage.

Our ability to obtain additional patents is uncertain and the legal protection afforded by these patents is limited and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, the specific content required of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the United States or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if patents are issued regarding our products and processes, our competitors may challenge the validity of those patents. Patents also will not protect our products and processes if competitors devise ways of making products without infringing our patents.

If we infringe, or are accused of infringing, the intellectual property rights of third parties, it may increase our costs or prevent us from being able to commercialize new products.

There is a risk that we may infringe, or may be accused of infringing, the proprietary rights of third parties under patents and pending patent applications belonging to third parties that may exist in the United States and elsewhere in the world that relate to our rare earth products and processes. Because the patent application process can take several years to complete, there may be currently pending applications that may later result in issued patents that cover our products and processes. In addition, our products and processes may infringe existing patents.

Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from our business, which could lead to delays in our Stage II optimization project or Stage III downstream expansion. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

•	be prohibited from, or delayed in, selling or licensing some of our products or using some of our processes unless the patent holder licenses the patent to us, which it is not required to do;

•	be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

•	be required to redesign a product or process so it does not infringe a third party’s patent, which may not be possible or could require substantial funds and time.

In addition, we could be subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of third parties.

If we are unable to resolve claims that may be brought against us by third parties related to their intellectual property rights on terms acceptable to us, we may be precluded from offering some of our products or using some of our processes.

Our ability to generate revenue will be diminished if we are unable to compete with substitutions for our rare earth materials.

Technology changes rapidly in the industries and end markets that utilize our materials. If these industries introduce new technologies or products that no longer require the rare earth materials we produce to function or suitable substitutes become available, it could result in a decline in demand for our rare earth materials. If the demand for our rare earth materials decreases, it will have a material adverse effect on our business and the results of our operations and financial condition.

Our profitability could be adversely affected if we fail to maintain satisfactory labor relations.

Production in our Mountain Pass facility is dependent upon the efforts of our employees. Although none of our employees are currently subject to any collective bargaining arrangements, our employees could, in the future, choose to be represented as a collective unit, which may result in labor disputes, work stoppages or other disruptions in our production efforts that could adversely affect us.

Risks Related to Environmental Regulation

Our operations are subject to extensive and costly environmental requirements; and current and future laws, regulations and permits impose significant costs, liabilities or obligations or could limit or prevent our ability to continue our current operations or to undertake new operations.

We are subject to numerous and detailed, federal, state and local environmental laws, certifications, regulations and permits, including, without limitation, those pertaining to employee health and safety, air emissions, water usage, wastewater and stormwater discharges, air quality standards, greenhouse gas (“GHG”), emissions, water usage and pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment, procurement of certain materials used in our operations and groundwater quality and availability. These requirements may result in significant costs, liabilities and obligations, impose conditions that are difficult to achieve or otherwise delay, limit or prohibit current or planned operations. Consequently, the modernization and expansion of the Mountain Pass facility may be delayed, limited or prevented and current operations may be curtailed. Failure to comply with these laws, regulations and permits, including as they evolve, may result in the assessment of administrative, civil and criminal penalties, the issuance of injunctions to limit or cease operations, fines, or the suspension or revocation of permits and other sanctions. Pursuant to such requirements, we may also be subject to third-party claims, including for damages to property or injury to persons arising from our operations. Moreover, environmental legislation and regulation are evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, cessation of operations, more stringent environmental assessments, and a heightened degree of responsibility for companies and their officers, directors and employees. Any changes in these laws, regulations or permits (or the interpretation or enforcement thereof) or any sanctions, damages, costs, obligations or liabilities in respect of these matters could have a material adverse effect on our business and/or the results of our operations and financial condition.

Examples of some of the current U.S. federal laws that may affect our business and planned operations include, but are not limited to, the following:

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The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”), and comparable state laws, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites, regardless of the lawfulness of the original activities that led to the contamination. Moreover, current owners or operators of sites can be held liable for contamination caused by others, including former owners or operators, even if the current owners or operators did not contribute to the contamination. CERCLA authorizes the United States Environmental Protection Agency (“EPA”) and, in some cases, third parties to take actions in response to threats to public health or the environment and to seek to recover from the potentially responsible parties the costs of such actions. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

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The Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. Although certain mining, beneficiation, and mineral processing wastes currently are exempt from regulation as hazardous wastes under RCRA, EPA has limited the disposal options for certain wastes designated as hazardous wastes under RCRA. It is possible that certain wastes generated by our operations may in the future be designated as hazardous wastes and may therefore become subject to more rigorous and costly management, disposal and clean-up requirements.

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The Nuclear Regulatory Commission (“NRC”), pursuant to its authority under the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”), oversees the regulatory framework governing the control of radioactive materials, including beneficiation and processing of rare earth elements (“REE”) that contain radioactive source materials such as uranium and thorium. The NRC is responsible for issuing licenses that govern the handling of source material involving certain concentrations of radioactive material. Our operations, including waste generation, may be subject to NRC regulations in order to receive title to, possess, use, transfer, deliver or export source and byproduct materials.

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The Clean Air Act (“CAA”), and comparable state statutes, restrict the emission of air pollutants from many stationary and mobile sources, including mining, beneficiation, and processing activities. Our operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources, such as trucks and heavy construction equipment, that are subject to review, monitoring, control requirements and emission limits under the CAA and state air quality laws. New sources, equipment or process enhancements, including with respect to the growth of our operations and Stage II optimization project, may require additional permits, and existing sources may be required to incur capital costs to remain in compliance. In addition, permitting rules and issued permits or licenses may impose conditions or other limitations on production levels or result in additional capital or other expenditures to comply with such rules or permits. In certain circumstances, private citizens may also sue sources of pollutants for alleged violations of the CAA.

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The Clean Water Act (“CWA”) and comparable state statutes impose restrictions and controls on the discharge of pollutants into waters of the United States. The CWA can regulate storm water from mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. CWA regulations and controls generally have become more stringent over time, and it is possible that additional restrictions will be imposed in the future. Violation of the CWA and similar state regulatory programs can result in civil, criminal and administrative penalties for unauthorized discharges of hazardous substances and other pollutants and substantial liability for the costs of removal or remediation associated with such discharges. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the releases and for natural resource damages resulting from the releases.

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The Safe Drinking Water Act (“SDWA”) and comparable state statutes, the Underground Injection Control (“UIC”) program, and related state-administered programs regulate the drilling and operation of subsurface injection wells. Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and/or remediation costs, among other sanctions and liabilities under the SDWA and state laws.

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The Endangered Species Act (“ESA”) and comparable state statutes regulate activities that could have an adverse effect on threatened and endangered species, including the habitat and ecosystems upon which they depend. Compliance with ESA requirements can significantly delay, limit, or even prevent the development of projects, including the development of mining claims, and can also result in increased development costs. In addition, the ESA authorizes both civil and criminal penalties for ESA violations and authorizes citizen suits against any person alleged to be in violation of the ESA.

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The National Environmental Policy Act (“NEPA”) and comparable state statutes require agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (“EIS”). EPA, other agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

We may be unable to obtain, maintain, exchange or renew permits necessary for the development or operation of the Mountain Pass facility, which could have a material adverse effect on our business, results of operations and financial condition.

We must obtain, including by way of exchanging or amending currently held permits, a number of additional permits that impose strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with our current and future operations, including the modernization and expansion of the Mountain Pass facility. To obtain certain permits, we may be required to conduct environmental studies and collect and present data to governmental authorities pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. The permitting rules, and interpretation thereof, are complex and have generally become more stringent over time. In some cases, the public (including environmental interest groups) has rights to comment upon, and submit objections to, permit applications and environmental impact statements prepared in connection therewith, and otherwise participate in the permitting process, including challenging the issuance of permits, validity of environmental impact statements and determinations and performance of permitted activities. Accordingly, permits required for our operations, including the modernization and expansion of the Mountain Pass facility, may not be issued, maintained, exchanged, amended or renewed in a timely fashion or at all, or may be issued or renewed upon conditions that restrict our ability to conduct our operations economically. Any such failure to obtain, maintain, exchange, amend or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the Federal Mine Safety and Health Act of 1977 and the California Occupational Safety and Health Program, and regulations adopted pursuant thereto, which impose stringent health and safety standards on numerous aspects of our operations.

Our operations at the Mountain Pass facility are subject to the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, and the regulations adopted by the California Occupational Safety and Health Administration, which impose stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. Our failure to comply with such standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on our business, financial condition or otherwise impose significant restrictions on our ability to conduct mining operations.

Our operations may affect the environment or cause exposure to hazardous substances, any of which could result in material costs, obligations or liabilities.

Our operations currently use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous and naturally occurring radioactive wastes. While we maintain policies and other standard operation procedures as they relate to the handling and disposing of chemicals or other substances by personnel in supporting our operations, risks, including bodily injury and property damage, persist. The Mountain Pass facility has also been used for mining and related purposes since 1952, and contamination is known to exist around the facility. We may be subject to claims under environmental laws, regulations and permits for toxic torts, natural resource damages and other liabilities, as well as for the investigation and remediation of soil, surface water, groundwater and other environmental media. The Mountain Pass facility is subject to an order issued by the Lahontan Regional Water Quality Control Board pursuant to which we have conducted various investigatory and remedial actions, primarily related to contamination emanating from certain on-site impoundments during prior periods of operation, including groundwater monitoring, extraction and treatment. We are still in the process of delineating the extent of groundwater contamination at and around the facility and cannot assure you that we will not incur material costs relating to the remediation of such contamination. Also, prior to our acquisition of the Mountain Pass facility, leaks in a wastewater pipeline from the Mountain Pass facility to offsite evaporation ponds on the Ivanpah dry lake bed caused contamination. Pursuant to a settlement agreement, that contamination has been remediated by Chevron Mining Inc., which retained ownership of the ponds and the pipeline and provided a full indemnity to the previous buyer of the Mountain Pass Mine for liabilities related to the Ivanpah wastewater pipeline. A small portion of the pipeline extends onto the Mountain Pass facility. In addition to claims arising out of our current or former properties, such claims may arise in connection with contaminated third-party sites at which we have disposed of waste. As a matter of law, and despite any contractual indemnity or allocation arrangements or acquisition agreements to the contrary, our liability for these claims may be joint and several, so that we may be held responsible for more than our share of any contamination, or even for the entire share. These and similar unforeseen impacts that our operations may have on the environment, as well as human exposure to hazardous or radioactive materials or wastes associated with our operations, could have a material adverse effect on our business, reputation, results of operation and financial condition.

Our inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business and results of operations.

Under the California Surface Mining and Reclamation Act we are generally obligated to restore property after it has been mined in accordance with regulatory standards and our approved mining plan. Additionally, we are required under various federal, state and local laws to maintain financial assurances, such as surety bonds, to secure such obligations. The failure to acquire, maintain or renew such assurances, as required by federal, state and local laws, could subject us to fines and penalties as well as the revocation of our mining permits. Such failure could result from a variety of factors, including:

•	the lack of availability, higher expense or unreasonable terms of such financial assurances;

•	the ability of current and future financial assurance counterparties to increase required collateral; and

•	the exercise by third-party financial assurance counterparties of any rights to refuse to renew the financial assurance instruments.

Our inability to acquire or failure to maintain or renew such financial assurances could have a material adverse effect on our business, financial condition and results of operations.

If the assumptions underlying our reclamation plan and mine closure obligations are inaccurate, we could be required to expend materially greater amounts than anticipated to reclaim mined property, which could materially and adversely affect our business, results of operations and financial condition.

Federal, state and local laws and regulations establish reclamation and closure standards applicable to our surface mining and other operations as well. Estimates of our total reclamation and mine closing liabilities are based upon our reclamation plan, third-party expert reports, current applicable laws and regulations, certain permit terms, our engineering expertise related to these requirements and review by regulatory agencies. Any change in the underlying assumptions, permissions, or other variation between the estimated liabilities and actual costs could materially and adversely affect our business, results of operations and financial condition.

Regulations and evolving legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of international, federal, state or local governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impact of climate change. For example, EPA issued a notice of finding and determination that emissions of carbon dioxide, methane, and other greenhouse gases (GHGs) present an endangerment to human health and the environment, which allowed EPA to begin regulating emissions of GHGs under existing provisions of the CAA. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring, permitting, reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas and countries not subject to such limitations. Given the political significance, regulatory or compliance obligations and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These impacts may adversely impact the cost, production and financial performance of our operations.

Risks Relating to FVAC and the Business Combination

Because the market price of shares of FVAC Class A common stock will fluctuate, the Companies’ unitholders cannot be sure of the value of the Business Combination consideration they will receive.

Upon completion of the Business Combination:

(i) each share of MPMO HoldCo preferred stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (A) the number of shares of FVAC Class A common stock equal to (1) 71,941,543.08436 divided by (2) the sum of (x) the number of shares of MPMO HoldCo common stock plus (y) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (B) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement;

(ii) each share of MPMO HoldCo common stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (A) the number of shares of FVAC Class A common stock equal to (1) 71,941,543.08436 divided by (2) the sum of (x) the number of shares of MPMO HoldCo common stock plus (y) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (B) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement; and

(iii) each share of SNR HoldCo common stock issued and outstanding immediately prior to the effective time of the initial SNR merger will be converted into the right to receive (A) the number of shares of FVAC Class A common stock equal to (1) 20,000,000 divided by (2) the number of shares of SNR HoldCo common stock outstanding as of immediately prior to the closing and (B) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement. No fractional shares will be issued in connection with the Business Combination. In lieu thereof, FVAC shall pay or cause to be paid cash to each holder who otherwise would have been entitled to receive a fractional share. The merger consideration that the Companies’ unitholders will receive is a fixed number of shares of FVAC Class A common stock; it is not a number of shares with a particular fixed market value. See “The Merger Agreement—Merger Consideration” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The market value of FVAC Class A common stock and the Companies’ units at the effective time of the Business Combination may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates. Because the exchange ratio is fixed and will not be adjusted to reflect any changes in the market value of shares of FVAC Class A common stock or the Companies’ units, the market value of the shares of FVAC Class A common stock issued in connection with the Business Combination and the Companies’ units converted in connection with the Business Combination may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of FVAC or the Companies, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of FVAC and the Companies.

FVAC stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of the shares of MPMC Class A common stock to the Companies’ unitholders, current FVAC stockholders’ percentage ownership will be diluted. Assuming no public stockholders exercise their redemption rights and excluding the potential dilutive effect of the Earnout Shares, Vesting Shares, and exercise of FVAC public warrants, current FVAC public stockholders’ percentage ownership in MPMC following the issuance of shares to the Companies’ unitholders would be 23.4%. Assuming that 34,500,000 public shares (the maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Cash Condition) are redeemed in connection with the Business Combination and excluding the potential dilutive effect of the Earnout Shares, Vesting Shares, and exercise of FVAC public warrants, current FVAC public stockholders’ percentage ownership in MPMC following the issuance of shares of

MPMC Class A common stock to the Companies’ unitholders would be 0%. Additionally, of the expected members of the MPMC Board after the completion of the Business Combination, only one is a current director of FVAC and the rest will be current directors of the Companies or newly appointed directors. The percentage of MPMC’s common stock that will be owned by current FVAC stockholders as a group will vary based on the number of shares of FVAC Class A common stock for which the holders thereof request redemption in connection with the Business Combination. Because of this, current FVAC stockholders, as a group, will have less influence on the MPMC Board, management and policies of MPMC than they now have on the FVAC Board, management and policies of FVAC.

Even if FVAC consummates the Business Combination, there is no guarantee that the FVAC public warrants will ever be in the money, and they may expire worthless and the terms of FVAC’s public warrants may be amended.

The exercise price for FVAC public warrants is $11.50 per share of FVAC Class A common stock. There is no guarantee that the FVAC public warrants will ever be in the money prior to their expiration, and as such, the FVAC public warrants may expire worthless and the terms may be amended.

The market price of shares of MPMC Class A common stock after the Business Combination may be affected by factors different from those currently affecting the price of shares of FVAC Class A common stock.

Upon completion of the Business Combination, the Companies’ unitholders will become holders of shares of MPMC Class A common stock. Prior to the Business Combination, FVAC has had limited operations. Upon completion of the Business Combination, MPMC’s results of operations will depend upon the performance of the Companies’ businesses, which are affected by factors that are different from those currently affecting the results of operations of FVAC.

FVAC has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the Business Combination consideration is fair to FVAC’s stockholders from a financial point of view.

FVAC is not required to, and has not, obtained an opinion from an independent investment banking firm that the consideration it is paying for the Companies in the Business Combination is fair to FVAC’s stockholders from a financial point of view. The equity value of the Companies has been determined by the FVAC Board based upon standards generally accepted by the financial community, such as potential revenue and the price for which comparable businesses or assets have been valued. FVAC’s stockholders will be relying on the judgment of the FVAC Board with respect to such matters.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of MPMC Class A common stock may decline.

The market price of the FVAC common stock may decline as a result of the Business Combination if MPMC does not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on MPMC’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of FVAC common stock may experience a loss as a result of a decline in the market price of MPMC Class A common stock. In addition, a decline in the market price of MPMC Class A common stock could adversely affect MPMC’s ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the Merger Agreement can be completed, approval must be obtained under the HSR Act. In deciding whether to grant antitrust clearance, the relevant governmental authorities will consider a variety of factors, including the effect of the Business Combination on competition within their relevant jurisdiction. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs, or place restrictions on the conduct of MPMC’s business. The requirements, limitations or costs imposed by the relevant governmental authorities could delay the closing of the Business Combination or diminish the anticipated benefits of the Business Combination. Additionally, the completion of the Business Combination is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the Business Combination. FVAC and the Companies believe that the Business Combination should not raise significant regulatory concerns and that FVAC and the Companies will be able to obtain all requisite regulatory approvals in a timely manner. However, FVAC and the Companies cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may imposed. In addition, neither FVAC nor the Companies can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. See “Regulatory Approvals Related to the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The Companies and FVAC have also agreed to act as promptly as practicable but in no event later than ten (10) business days after the date of the Merger Agreement to comply with the notification and reporting requirements of the California Department of Public Health, Division of Radiation Safety and Environmental Management (“DPH”) and the U.S. Nuclear Regulatory Commission (the “NRC”). Before the transactions contemplated by the Merger Agreement can be completed, written consent must be obtained from the NRC. The Companies and FVAC will promptly and in good faith respond to all information requested of them by the DPH and the NRC in connection with such notification and otherwise cooperate in good faith with each other and agree to use their best efforts to obtain any approvals that may be required by the DPH and the NRC. The Companies and FVAC will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary (if any) and will take all other actions necessary or desirable to obtain the required consents or cause the expiration or termination of the applicable waiting periods (if any) as soon as practicable. The Companies and FVAC will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their affiliates and their respective agents, representatives and advisors, on the one hand, and either the DPH or NRC, on the other hand, with respect to the Merger Agreement or the Business Combination.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: (i) approval by FVAC’s stockholders and the Companies’ unitholders, (ii) FVAC having at least $5,000,001 of net tangible assets as of the effective time of the consummation of the Business Combination, (iii) the expiration or termination of the waiting period under the HSR Act, (iv) provision of notice to the relevant government agencies concerning receipt of Nuclear Licenses and any related approvals, including written consent by the NRC (v) the listing of the shares of FVAC Class A common stock to be issued in connection with the closing of the transactions contemplated by the Merger Agreement on the NYSE and the effectiveness of this Registration Statement, (vi) the satisfaction of the Minimum Cash Condition, (vii) the consummation of (a) the Pre-Closing Reorganization and (b) the transactions contemplated by the Parent Sponsor Letter Agreement (as defined below) and (viii) the delivery by SNR and MPMO to FVAC of a title opinion and survey in respect of the Mountain Pass facility consistent with the terms of the Merger Agreement. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval, or FVAC or the Companies may elect to terminate the Merger Agreement in certain other circumstances. See “The Merger Agreement—Termination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

FVAC may waive one or more of the conditions to the Business Combination.

FVAC may agree to waive, in whole or in part, one or more of the conditions to FVAC’s obligations to complete the Business Combination, to the extent permitted by FVAC’s current certificate of incorporation and bylaws and applicable laws. For example, it is a condition to FVAC’s obligations to close the Business Combination that Seller have performed and complied in all material respects with the obligations required to be performed or complied with by Seller under the Merger Agreement. However, if the FVAC Board determines that a breach of this obligation is not material, then the FVAC Board may elect to waive that condition and close the Business Combination. FVAC may not waive the condition that FVAC stockholders approve the Business Combination. Please see the section entitled “The Merger Agreement— Conditions to Closing of the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus for additional information.

The exercise of discretion by FVAC’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of FVAC’s stockholders.

In the period leading up to the consummation of the Business Combination, other events may occur that, pursuant to the Merger Agreement, would require FVAC to agree to amend the Merger Agreement, to consent to certain actions or to waive rights that it is entitled to under the Merger Agreement. Such events could arise because of changes in the course of the business of the Companies, a request by Companies and the Companies’ management to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on the business of the Companies and could entitle FVAC to terminate the Merger Agreement. In any of such circumstances, it would be in the discretion of FVAC, acting through the FVAC Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the FVAC directors described elsewhere in this proxy statement/consent solicitation/prospectus may result in a conflict of interest on the part of one or more of the FVAC directors between what he or she may believe is best for FVAC and FVAC stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/consent solicitation/prospectus, FVAC does not believe there will be any changes or waivers that FVAC’s directors and officers would be likely to make after FVAC stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, FVAC will be required to circulate a new or amended proxy statement/consent solicitation/prospectus or supplement thereto and resolicit the vote of FVAC’s stockholders with respect to the Business Combination Proposal.

Termination of the Merger Agreement could negatively impact FVAC.

If the Business Combination is not completed for any reason, including as a result of FVAC stockholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of FVAC may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, FVAC would be subject to a number of risks, including the following:

•

FVAC may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•	FVAC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•	since the Merger Agreement restricts the conduct of FVAC’s businesses prior to completion of the Business Combination, FVAC may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page [●] of this proxy statement/consent solicitation/prospectus for a description of the restrictive covenants applicable to FVAC).

If the Merger Agreement is terminated and FVAC’s board of directors seeks another merger or business combination, FVAC stockholders cannot be certain that FVAC will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See “The Merger Agreement—Termination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The Companies will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and other business participants may have an adverse effect on the Companies and consequently on FVAC. These uncertainties may impair the Companies’ ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause others that deal with the Companies to seek to change existing business relationships with the Companies. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, MPMC’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts the Companies from making certain expenditures and taking other specified actions without the consent of FVAC until the Business Combination occurs. These restrictions may prevent the Companies from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See “The Merger Agreement—Covenants and Agreements” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

FVAC directors and officers have interests in the Business Combination that may be different from the interests of FVAC Stockholders.

Executive officers of FVAC negotiated the terms of the Merger Agreement with their counterparts at the Companies, and the FVAC Board determined that entering into the Merger Agreement was in the best interests of FVAC and its stockholders, declared the Merger Agreement advisable and recommended that FVAC stockholders approve the proposals required to effect the Business Combination. In considering these facts and the other information contained in this proxy statement/consent solicitation/prospectus, you should be aware that FVAC’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of FVAC stockholders, including through ownership of Founder Shares and/or interests in the Sponsor, which will be without value if FVAC does not consummate a business combination prior to May 4, 2022. The FVAC Board and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to FVAC’s stockholders that they vote to approve the Business Combination. For a detailed discussion of the special interests that FVAC’s directors and executive officers may have in the Business Combination, please see the section entitled “The Business Combination—Interests of FVAC’s Directors and Officers in the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The Insiders will control the election of FVAC’s Board until consummation of FVAC’s initial business combination and will hold a substantial interest in FVAC. As a result, the Insiders may exert a substantial influence on actions requiring a stockholder vote.

Upon the closing of FVAC’s IPO, the Insiders owned approximately 20% of the outstanding shares of FVAC Common Stock. In addition, the Founder Shares, all of which are held by the Insiders, entitle such holders to elect all of FVAC’s directors prior to its initial business combination. Public stockholders of FVAC Common Stock will have no right to vote on the election of directors during such time. In addition, as a result of their substantial ownership in FVAC, the Insiders may exert substantial influence on other actions requiring a stockholder vote, potentially in a manner that FVAC public stockholders do not support, including amendments to FVAC’s current charter or current bylaws and approval of the Business Combination.

Currently, FVAC’s Board is not composed of a majority of directors that are independent from the Sponsor.

As a newly public company, FVAC’s Board is not currently composed of a majority of directors that are independent from the Sponsor as permitted by the transition period provided under NYSE listing rules. Accordingly, should the interests of the Sponsor differ from those of other FVAC stockholders, the other FVAC stockholders may not have the same protections afforded to stockholders of companies with a majority independent board that are subject to all of the corporate governance rules for publicly-listed companies.

The Business Combination will result in changes to the board of directors of MPMC that may affect the strategy of MPMC.

If the parties complete the Business Combination, the composition of MPMC Board will change from the current FVAC Board. The board of directors of MPMC will consist of James H. Litinsky, Randall Weisenburger, Daniel Gold, Andrew McKnight, General (Retired) Richard B. Myers, Maryanne R. Lavan and Connie K. Duckworth. This new composition of the MPMC Board may affect the business strategy and operating decisions of MPMC upon the completion of the Business Combination.

The Merger Agreement contains provisions that may discourage FVAC from seeking an alternative business combination.

The Merger Agreement contains provisions that prohibit FVAC from seeking alternative business combinations during the pendency of the Business Combination. Further, if FVAC is unable to obtain the requisite approval of its stockholders, either party may terminate the Merger Agreement.

The unaudited pro forma condensed combined financial information included in this proxy statement/consent solicitation/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

The unaudited pro forma condensed combined financial information for MPMC following the Business Combination in this proxy statement/consent solicitation/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

FVAC and the Companies will incur transaction costs in connection with the Business Combination.

Each of FVAC and the Companies has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. The Companies may also incur additional costs to retain key employees. FVAC and the Companies will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. FVAC estimates that it will incur approximately $12.1 million in deferred underwriting fees and $11.4 million in transaction costs. The Companies estimate that they will incur approximately $17.3 million in transaction costs associated with the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed. See “The Business Combination—Terms of the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The Companies’ unitholders will have their rights as stockholders governed by MPMC’s organizational documents.

As a result of the completion of the Business Combination, the Companies’ unitholders will become holders of shares of MPMC Class A common stock, which will be governed by MPMC’s organizational documents. As a result, there will be differences between the rights currently enjoyed by the Companies’ unitholders and the rights they will have as stockholders of MPMC. See “Comparison of Stockholders’ Rights” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

The Sponsor has agreed to vote in favor of the proposals at the FVAC Special Meeting, regardless of how public stockholders vote.

As of the date hereof, the Founder Shares owned by FVAC’s Insiders represent approximately 20% of the voting power of the outstanding FVAC Common Stock. Pursuant to the Parent Sponsor Letter Agreement, the Insiders have agreed to vote their Founder Shares and any public shares held by them in favor of each of the proposals at the FVAC Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Insiders to vote in favor of each of the proposals at the FVAC Special Meeting will increase the likelihood that FVAC will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby.

If FVAC’s due diligence investigation of the business of the Companies was inadequate, then stockholders of MPMC following the Business Combination could lose some or all of their investment.

Even though FVAC conducted a due diligence investigation of the business of the Companies, FVAC cannot be sure that this diligence uncovered all material issues that may be present inside the business of the Companies, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the business of the Companies and outside of its control will not later arise.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of MPMC’s income or other tax returns could adversely affect MPMC’s financial condition and results of operations.

MPMC will be subject to income taxes in the United States, and MPMC’s domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. MPMC’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of MPMC’s deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; and

•	lower than anticipated future earnings in jurisdictions where MPMC has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where MPMC has higher statutory tax rates.

In addition, MPMC may be subject to audits of MPMC’s income, sales and other taxes by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits could have an adverse effect on MPMC’s financial condition and results of operations.

Additional Risks Relating to Ownership of MPMC Class A Common Stock Following the Business Combination

MPMC’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

The trading price of the MPMC Class A common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “—Risks Relating to the Companies’ Business and Industry” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	changes in expectations as to MPMC’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by MPMC or its competitors;

•	announcements by MPMC or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	any significant change in MPMC’s management;

•	changes in general economic or market conditions or trends in MPMC’s industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to MPMC’s business;

•	future sales of MPMC’s common stock or other securities;

•	investor perceptions or the investment opportunity associated with MPMC’s common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by MPMC or third parties, including MPMC’s filings with the SEC;

•	litigation involving MPMC, MPMC’s industry, or both, or investigations by regulators into MPMC’s operations or those of MPMC’s competitors;

•	guidance, if any, that MPMC provides to the public, any changes in this guidance or MPMC’s failure to meet this guidance;

•	the development and sustainability of an active trading market for MPMC’s stock;

•	actions by institutional or activist stockholders;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism, health pandemics or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of MPMC’s Class A common stock, regardless of MPMC’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of MPMC’s Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If MPMC was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from MPMC’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on MPMC’s Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

MPMC intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of MPMC Class A common stock will be at the sole discretion of MPMC’s board of directors. MPMC’s board of directors may take into account general and economic conditions, MPMC’s financial condition and results of operations, MPMC’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by MPMC to its stockholders or by its subsidiaries to it and such other factors as MPMC’s board of directors may deem relevant. In addition, MPMC’s ability to pay dividends may be limited by covenants of any future indebtedness MPMC incurs. As a result, you may not receive any return on an investment in MPMC’s Class A common stock unless you sell MPMC’s Class A common stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about MPMC’s business or if they downgrade MPMC’s stock or MPMC’s sector, MPMC’s stock price and trading volume could decline.

The trading market for MPMC’s Class A common stock will rely in part on the research and reports that industry or financial analysts publish about MPMC or its business. MPMC will not control these analysts. In addition, some financial analysts may have limited expertise with the Companies’ model and operations. Furthermore, if one or more of the analysts who do cover MPMC downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of MPMC’s stock could decline. If one or more of these analysts ceases coverage of MPMC or fails to publish reports on it regularly, MPMC could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or the perception of future sales, by MPMC or its stockholders in the public market following the Business Combination could cause the market price for MPMC’s Class A common stock to decline.

The sale of shares of MPMC’s Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of MPMC’s Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for MPMC to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, MPMC will have a total of approximately 147.3 million shares of MPMC Class A common stock (assuming no redemptions) outstanding. All shares issued in the Business Combination other than shares issued in connection with the PIPE Investment or the Parent Sponsor Warrant Exchange Agreement will be freely tradable without registration under the Securities Act and without restriction by persons other than MPMC’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including MPMC’s directors, executive officers and other affiliates.

In connection with the Business Combination, certain holders of the Companies’ units and the Insiders have each agreed with FVAC, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of MPMC Class A common stock during the period from the date of the closing of the Business Combination continuing through the date (i) in the case of MPMC Class A common stock of the New Holders other the JHL Holders (as each such term is defined in the A&R RRA), 180 days after the closing date of the Business Combination or (ii) in the case of MPMC Class A common stock of the Insiders and of the JHL Holders, one year after the closing date of the Business Combination. See “Related Agreements—Amended and Restated Registration Rights Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus for a description of these lock-up arrangements.

Upon the expiration or waiver of the lock-ups described above, shares held by the Insiders and certain other stockholders of MPMC will be eligible for resale, subject to volume, manner of sale and other limitations under

Rule 144. In addition, pursuant to the A&R RRA, the Insiders and certain other stockholders will have the right, subject to certain conditions, to require MPMC to register the sale of their shares of MPMC’s Class A common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of MPMC’s Class A common stock to decline. Following completion of the Business Combination, the shares covered by registration rights could represent over [●]% of MPMC’s outstanding common stock.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of MPMC’s Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for MPMC to raise additional funds through future offerings of MPMC’s shares of MPMC Class A common stock or other securities.

In addition, the shares of MPMC’s Class A common stock reserved for future issuance under MPMC’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. A total of [●] shares of MPMC’s Class A common stock are expected to be reserved for future issuance under its equity incentive plans. The compensation committee of MPMC’s board of directors may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. MPMC is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of MPMC’s Class A common stock or securities convertible into or exchangeable for shares of MPMC’s Class A common stock issued pursuant to MPMC’s equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, MPMC may also issue its securities in connection with investments or acquisitions. The amount of shares of MPMC’s Class A common stock issued in connection with an investment or acquisition could constitute a material portion of MPMC’s then-outstanding shares of MPMC Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to MPMC’s stockholders.

Anti-takeover provisions in MPMC’s organizational documents could delay or prevent a change of control.

Certain provisions of MPMC’s Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to become effective upon the consummation of the Business Combination may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by MPMC’s stockholders.

These provisions provide for, among other things:

•	there is no cumulative voting with respect to the election of the MPMC Board;

•	the division of the MPMC Board into three classes, with only one class of directors being elected in each year;

•	the ability of MPMC’s board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at MPMC’s annual meetings;

•	certain limitations on convening special stockholder meetings;

•	limiting the ability of stockholders to act by written consent;

•	the ability of the MPMC Board to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances;

•	providing that MPMC’s board of directors is expressly authorized to make, alter or repeal MPMC’s bylaws;

•	the removal of directors only for cause; and

•	that certain provisions may be amended only by the affirmative vote of at least 66.7% of the shares of MPMC Class A common stock entitled to vote generally in the election of MPMC directors.

These anti-takeover provisions could make it more difficult for a third party to acquire MPMC, even if the third-party’s offer may be considered beneficial by many of MPMC’s stockholders. As a result, MPMC’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause MPMC to take other corporate actions you desire. See “Description of Securities—Certain Anti-Takeover Provisions of Delaware Law, FVAC’s Certificate of Incorporation and Bylaws” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

FVAC’s Second Amended and Restated Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by MPMC’s stockholders, which could limit MPMC’s stockholders’ ability to obtain a favorable judicial forum for disputes with MPMC or its directors, officers, employees or stockholders.

The Second Amended and Restated Certificate of Incorporation will provide that, subject to limited exceptions, any (i) derivative action or proceeding brought on behalf of MPMC, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to MPMC or its stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or FVAC’s Second Amended and Restated Certificate of Incorporation or FVAC’s Amended and Restated Bylaws or (iv) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. The Second Amended and Restated Certificate of Incorporation will also provide that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws, including the Securities Act and the Exchange Act. Additionally, investors cannot waive MPMC’s compliance with federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of MPMC’s capital stock shall be deemed to have notice of and to have consented to the provisions of MPMC’s certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with MPMC or its directors, officers or other employees, which may discourage such lawsuits against MPMC and its directors, officers and employees. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. If a court were to find these provisions of FVAC’s Second Amended and Restated Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, MPMC may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect MPMC’s business and financial condition.

Affiliates of JHL Capital Group will control MPMC, and their interests may conflict with MPMC’s or yours in the future.

Immediately following the closing of the Business Combination, affiliates of JHL Capital Group will beneficially own between approximately [●]% (assuming there are no redemptions of public shares) and [●]% (assuming all public shares are redeemed) of MPMC’s Class A common stock. For so long as JHL Capital Group continues to beneficially own a significant percentage of MPMC’s Class A common stock, JHL Capital Group will still be able to significantly influence the composition of MPMC’s board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, JHL Capital Group will have significant influence with respect to MPMC’s management, business plans and policies, including the appointment and removal of MPMC’s officers. In particular, for so long as JHL Capital Group continues to beneficially own a significant percentage of MPMC’s Class A common stock, JHL Capital Group will be able to cause or prevent a change of control of MPMC or a change in the composition of MPMC’s board of directors and could preclude any unsolicited acquisition of MPMC. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of MPMC and ultimately might affect the market price of MPMC’s Class A common stock. In addition, JHL Capital Group may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, JHL Capital Group could cause MPMC to make acquisitions that increase MPMC’s indebtedness or cause MPMC to sell revenue-generating assets. In certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes. So long as JHL Capital Group continues to beneficially own a significant amount of MPMC’s combined voting power, even if such amount is less than 50%, JHL Capital Group will continue to be able to strongly influence or effectively control MPMC’s decisions.

Notwithstanding JHL Capital Group’s control of or substantial influence over MPMC, MPMC may from time to time enter into transactions with JHL Capital Group and its affiliates, or enter into transactions in which JHL Capital Group or its affiliates otherwise have a direct or indirect material interest. In connection with the Business Combination, MPMC expects to adopt a formal written policy for the review and approval of transactions with related persons. A description of certain transactions FVAC entered into with JHL Capital Group and its affiliates in connection with the execution of the Merger Agreement, as well as a description of the policy MPMC expects to adopt with respect to the approval or ratification of transactions in which related persons, such as JHL Capital Group and its affiliates, have a direct or indirect material interest is included in this proxy statement/consent solicitation/prospectus. For more information, see “Certain Relationships and Related Party Transactions—Certain Relationships and Related Person Transactions—Companies” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Certain of MPMC’s stockholders, including JHL Capital Group, the Sponsor and the QVT Holders, and any affiliates thereof, may engage in business activities which compete with MPMC or otherwise conflict with MPMC’s interests.

JHL Capital Group, the Sponsor, the QVT Holders and their affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with MPMC.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

FVAC qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, following the consummation of the Business Combination, MPMC will take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. As a result, MPMC’s stockholders may not have access to certain information they deem important. MPMC will remain an emerging growth company until the earliest of (i) the last day of the fiscal year (a) following May 4, 2024, the fifth anniversary of the closing of FVAC’s IPO, (b) in which MPMC has total annual gross revenue of at least $1.07 billion or (c) in which MPMC is deemed to be a large accelerated filer, which means the market value of MPMC Class A common stock that are held by non-affiliates exceeds $700 million as of the last business day of MPMC’s prior second fiscal quarter, and (ii) the date on which MPMC has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as MPMC is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. MPMC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, MPMC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of MPMC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

FVAC cannot predict if investors will find MPMC Class A common stock less attractive because MPMC will rely on these exemptions. If some investors find MPMC Class A common stock less attractive as a result, there may be a less active trading market for MPMC Class A common stock and MPMC’s stock price may be more volatile.

Transformation of the Companies into a listed public company will increase its costs and may disrupt the regular operations of its business.

The Companies have operated as a privately owned company and expect to incur additional legal, regulatory, finance, accounting, investor relations and other administrative expenses as a result of having publicly traded common stock. In addition, while the Companies are currently in compliance with portions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Companies will be required under the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the NYSE, to implement specified corporate governance practices that currently do not apply to either of the Companies as private companies.

MPMC will be required to ensure that it has the ability to prepare financial statements on a timely basis that fully comply with all SEC reporting requirements and maintain effective internal controls over financial reporting.

The additional demands associated with being a public company may disrupt regular operations of MPMC’s business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting MPMC’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing MPMC’s businesses. In addition, failure to comply with any laws or regulations applicable to MPMC as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm MPMC’s business, financial condition and results of operations.

As private companies, the Companies were not required to document and test their internal controls over financial reporting. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm MPMC’s operating results or cause MPMC to fail to meet our reporting obligations.

As private companies, the Companies were not required to document and test their internal controls over financial reporting nor was their management required to certify the effectiveness of their internal controls and their auditors were not required to opine on the effectiveness of their internal control over financial reporting. Effective internal controls will be necessary for MPMC to provide reliable financial reports, prevent fraud and operate successfully as a public company. If MPMC cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. MPMC cannot be certain that its efforts to develop and maintain its internal controls will be successful, that it will be able to maintain adequate controls over our financial processes and reporting in the future or that it will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm MPMC’s operating results or cause MPMC to fail to meet our reporting obligations. For example, MPMO identified a material weakness in its internal controls over financial reporting in that, as of December 31, 2019, it did not have sufficient resources with the appropriate level of experience in U.S. GAAP and financial reporting. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

Risks Relating to Redemption

There is no guarantee that a FVAC public stockholder’s decision whether to redeem their public shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of MPMC Class A common stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in MPMC’s stock price, and may result in a lower value realized now than a FVAC public stockholder might realize in the future had the FVAC public stockholder not elected to redeem such stockholder’s public shares. Similarly, if a FVAC public stockholder does not redeem his, her or its shares, such FVAC public stockholder will bear the risk of ownership of MPMC Class A common stock after the consummation of the Business Combination, and there can be no assurance that a FVAC public stockholder can sell his, her or its shares of MPMC Class A common stock in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation/prospectus. A FVAC public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If FVAC public stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to FVAC’s transfer agent. If a holder properly seeks redemption as described in this proxy statement/consent solicitation/prospectus and the Business Combination is consummated, FVAC will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such shares following the Business Combination. See the section entitled “Special Meeting of FVAC Stockholders—Redemption Rights” beginning on page [●] of this proxy statement/consent solicitation/prospectus for additional information on how to exercise your redemption rights.

FVAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for FVAC to complete the Business Combination with which a substantial majority of FVAC’s stockholders do not agree.

FVAC’s current charter does not provide a specified maximum redemption threshold, except that FVAC will not redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001. The Minimum Cash Condition to the respective obligations of the parties is for the sole benefit of the parties thereto, as such the closing of the Business Combination could occur if FVAC maintains at least $5,000,001 of net tangible assets. As a result, FVAC may be able to complete the Business Combination even though a substantial portion of FVAC’s public stockholders do not agree with the Business Combination and have redeemed their public shares.

If third parties bring claims against FVAC, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

FVAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against it. Although FVAC seeks to have all vendors, service providers (other than FVAC’s independent auditors), prospective target businesses or other entities with which FVAC does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any funds held in the Trust Account for the benefit of public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against FVAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, FVAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to it than any alternative. If any third party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, FVAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to it than any alternative.

Examples of possible instances where FVAC may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with FVAC and will not seek recourse against the Trust Account for any reason. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with FVAC and will not seek recourse against the Trust Account for any reason. Upon redemption of public shares, if FVAC is unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, FVAC will be required to provide for payment of claims of creditors that were not waived that may be brought against it within the ten years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to FVAC if and to the extent any claims by a third party (other than FVAC’s independent auditor) for services rendered or products sold to FVAC, or a prospective target business with which FVAC has discussed entering into a business combination agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under indemnity of the underwriters of FVAC’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. FVAC has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and FVAC has not asked the Sponsor to reserve for such indemnification obligations.

FVAC directors may decide not to enforce the indemnification obligation of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to public stockholders.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, FVAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While FVAC currently expects that its independent directors would take legal action on FVAC’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that FVAC’s independent directors in exercising their business judgment and subject to FVAC’s fiduciary duties may choose not to do so in any particular instance. If FVAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to public stockholders may be reduced below $10.00 per share.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its public shares or, if part of such a group, the group’s public shares, in excess of 15% of the public shares. Your inability to redeem any such excess public shares could resulting in you suffering a material loss on your investment in FVAC if you sell such excess public shares in open market transactions. FVAC cannot assure you that the value of such excess public shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price.

However, FVAC’s stockholders’ ability to vote all of their public shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemption.

If a stockholder fails to receive notice of FVAC’s offer to redeem public shares of FVAC Class A common stock in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares of FVAC Class A common stock may not be redeemed.

If, despite FVAC’s compliance with the proxy rules, a public stockholder fails to receive FVAC proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of FVAC Class A common stock. In addition, the proxy materials that FVAC is furnishing to holders of public shares of FVAC Class A common stock in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem public shares of FVAC Class A common stock. In the event that a stockholder fails to comply with these procedures, its shares of FVAC Class A common stock may not be redeemed.

SPECIAL MEETING OF FVAC STOCKHOLDERS

This proxy statement/consent solicitation/prospectus is being provided to FVAC stockholders as part of a solicitation of proxies by the FVAC Board for use at the FVAC Special Meeting to be held on [●], 2020, and at any adjournment or postponement thereof. This proxy statement/consent solicitation/prospectus contains important information regarding the FVAC Special Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

This proxy statement/consent solicitation/prospectus is being first mailed on or about [●], 2020 to all stockholders of record of FVAC as of [●], 2020, the record date for the FVAC Special Meeting. Stockholders of record who owned shares of FVAC Common Stock at the close of business on the FVAC record date are entitled to receive notice of, attend and vote at the FVAC Special Meeting. On the FVAC record date, there were 43,125,000 shares of FVAC Common Stock outstanding.

Date, Time and Place of FVAC Special Meeting

The FVAC Special Meeting will be held exclusively via a live webcast at www.virtualshareholdermeeting.com/FVAC2020, on [●], 2020 at [●] a.m., Eastern Time. To participate in the virtual meeting, an FVAC stockholder of record will need the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The FVAC Special Meeting webcast will begin promptly at [●] a.m., Eastern Time. FVAC stockholders are encouraged to access the FVAC Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Voting Power; Record Date

As a stockholder of FVAC, you have a right to vote on the matters presented at the FVAC Special Meeting, which are summarized above and fully set forth in this proxy statement/consent solicitation/prospectus. You will be entitled to vote or direct votes to be cast at the FVAC Special Meeting if you owned FVAC Common Stock at the close of business on [●], 2020, which is the record date for the FVAC Special Meeting. You are entitled to one vote for each share of FVAC Common Stock that you owned as of the close of business on the FVAC record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the FVAC record date, there were 43,125,000 shares of FVAC Common Stock outstanding, of which 34,500,000 are shares of FVAC Class A common stock and 8,625,000 are shares of FVAC Class  F common stock held by the Insiders.

Proposals at the FVAC Special Meeting

At the FVAC Special Meeting, FVAC stockholders will vote on the following proposals:

•	Proposal No. 1—The Business Combination Proposal: To consider and vote upon a proposal to approve the Merger Agreement and approve the transactions contemplated thereby;

The Charter Proposals: To consider and vote upon the following six (6) proposals to approve, assuming the Business Combination Proposal and the NYSE Issuance Proposal are approved and adopted:

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Proposal No. 2—To consider and vote upon an amendment to FVAC’s current charter to approve the increase of the total number of authorized shares of all classes of capital stock from 221,000,000 shares to [●], consisting of (a) [●] shares of MPMC Class A common stock and (b) [●] shares of preferred stock;

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Proposal No. 3—To consider and vote upon an amendment to FVAC’s current charter that the MPMC Board be divided into three classes, with only one class of directors being elected each year and members of each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term, and to make certain related changes;

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Proposal No. 4—To consider and vote upon an amendment to FVAC’s current charter that MPMC will not be governed by Section 203 of the DGCL and, instead, will be governed under a provision that is substantially similar to Section 203 of the DGCL, but excludes the Sponsor, JHL Capital Group and any Exempt Transferee (as defined in the proposed charter) and their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party from the definition of “interested stockholder,” and to make certain related changes;

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Proposal No. 5—To consider and vote upon an amendment to FVAC’s current charter to include an exclusive forum provision adopting the Court of Chancery of the State of Delaware as the exclusive forum for certain stockholder litigation other than respect to any complaint asserting a cause of action arising under the United States federal securities laws for which the federal courts of the United States of America will be the exclusive jurisdiction under the Second Amended and Restated Certificate of Incorporation to the fullest extent permitted by law;

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Proposal No. 6—To consider and vote upon an amendment to FVAC’s current charter to require that any amendments relating to Article V (Board of Directors) may only be amended, in addition to any vote required by applicable law, by the affirmative vote of the holders of at least 66.7% of the voting power of all the then-outstanding shares of stock of MPMC entitled to vote in the election of directors, voting together as a single class.

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Proposal No. 7—To consider and vote upon an amendment to FVAC’s current charter to authorize all other proposed changes, including, among other things, (i) changing the post-Business Combination corporate name from “Fortress Value Acquisition Corp.” to “MP Materials Corp.” and removing certain obsolete provisions relating to FVAC’s status as a blank check company, such as its purpose of effecting a business combination and the establishment of a Trust Account and stockholder redemption rights, and the FVAC Class F common stock, such as conversion and voting rights related thereto, that will no longer apply upon consummation of the Business Combination, or (ii) administrative or clarifying revisions, including (a) providing that the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of stock entitled to vote thereon, and (b) the removal of language without substantive effect.

We refer to Proposals No. 2—7 collectively as the “Charter Proposals”;

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Proposal No. 8—The NYSE Issuance Proposal: To consider and vote upon a proposal for purposes of complying with applicable provisions of Rule 312.03 of the NYSE Listed Company Manual, to approve (i) the issuance of more than twenty percent (20%) of FVAC’s currently issued and outstanding FVAC Common Stock in connection with the Business Combination, and (ii) the issuance of more than one percent (1%) of FVAC’s currently issued and outstanding FVAC Common Stock to a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) in connection with the Business Combination;

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Proposal No. 9—The Director Election Proposal: To consider and vote upon a proposal to elect seven directors to serve staggered terms on the FVAC Board until immediately following the 2021, 2022 and 2023 annual meetings of FVAC stockholders, as applicable, and until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal; and

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Proposal No. 10—The Incentive Plan Proposal: To consider and vote upon a proposal to approve and adopt the Long Term Incentive Plan and the material terms thereunder, which we refer to as the “Incentive Plan Proposal”. A copy of the Incentive Plan is attached to the accompanying proxy statement/consent solicitation/prospectus as Annex K.

THE FVAC BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THESE PROPOSALS.

Vote of FVAC’s Sponsor, Directors and Officers

The Insiders, including the Sponsor, have agreed to vote their Founder Shares and any public shares held by them in favor of the Business Combination Proposal and all other proposals presented to FVAC stockholders in this proxy statement/consent solicitation/prospectus. Currently, the Insiders own approximately 20% of the issued and outstanding FVAC Common Stock, including all of the outstanding Founder Shares.

The Insiders have waived any redemption rights, including with respect to any shares of FVAC Class A common stock purchased in FVAC’s IPO or in the aftermarket, in connection with the Business Combination.

Quorum and Required Vote for Proposals for the FVAC Special Meeting

A quorum of FVAC’s stockholders is necessary to hold a valid meeting. A quorum will be present at the FVAC Special Meeting if holders of a majority in voting power of FVAC Common Stock issued and outstanding and entitled to vote at the FVAC Special Meeting is present virtually or represented by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum at the FVAC Special Meeting.

The approval of each of the Business Combination Proposal, the NYSE Issuance Proposal, and the Incentive Plan Proposal requires the affirmative vote of majority of the votes cast by holders of the outstanding shares of FVAC Common Stock represented virtually or by proxy at the FVAC Special Meeting and entitled to vote thereon. If a valid quorum is established, a stockholder’s failure to vote by proxy or virtually at the FVAC Special Meeting will have no effect on the outcome of any vote on any of the foregoing proposals. Abstentions will be counted in connection with determination of whether a valid quorum is established, but will have no effect on the vote with respect to such proposals. Broker non-votes will also have no effect on the vote with respect to such proposals. The Insiders have agreed to vote their Founder Shares and any public shares they may hold in favor of the Business Combination. Currently, the Insiders own approximately 20% of the issued and outstanding FVAC Common Stock, including all of the outstanding Founder Shares.

The approval of the Charter Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of FVAC Common Stock entitled to vote thereon at the FVAC Special Meeting. Accordingly, if a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or virtually at the FVAC Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposals, will each have the same effect as a vote “AGAINST” such Charter Proposals.

Approval of the Director Election Proposal requires the affirmative vote (virtually or by proxy) of holders of a plurality of the votes cast by holders of outstanding shares of FVAC Common Stock entitled to vote thereon at the FVAC Special Meeting, voting as a single class. Failure to vote by proxy or to vote virtually at the FVAC Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Director Election Proposal. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. Failure to vote by proxy or to vote virtually at the FVAC Special Meeting, abstentions and broker non-votes will have no effect on the vote for the Director Election Proposal.

The transactions contemplated by the Merger Agreement are conditioned upon the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal, the Director Election Proposal and

the Incentive Plan Proposal at the FVAC Special Meeting. It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal, and the Director Election Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination.

Recommendation to FVAC’s Stockholders

The FVAC Board believes that each of the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal, the Director Election Proposal, and the Incentive Plan Proposal to be presented at the FVAC Special Meeting is in the best interests of FVAC and FVAC stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of the FVAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and certain members of the FVAC Board and officers have interests in the Business Combination that may be different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the FVAC Special Meeting, including the Business Combination Proposal. These interests include, among other things:

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the fact that the FVAC Board is not comprised of a majority of independent directors, and that the Sponsor, who will hold a controlling interest in FVAC until consummation of our initial business combination, will control the composition of the FVAC Board until consummation of our initial business combination;

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the fact that the PIPE Investors, including the Sponsor, entered into Subscription Agreements for the purchase of an aggregate of 20,000,000 shares of FVAC Class A common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $200,000,000, a pro rata portion of which shares will be issued to each PIPE Investor, including the Sponsor;

•	the fact that the Insiders have agreed not to redeem any of the outstanding Founder Shares in connection with the Business Combination Proposal;

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the fact that the Sponsor paid an aggregate of $25,000 for the 8,625,000 outstanding Founder Shares for approximately $0.003 per share which, if valued based on the closing price of $[●] per share on the NYSE on [●], 2020, would be valued at approximately $[●] (after giving effect to the conversion of such shares into shares of FVAC Class A common stock);

•	the fact that the Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares;

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the fact that the Sponsor paid an aggregate of $8,900,000 for 5,933,333 Private Placement Warrants, which, if such warrants had an estimated aggregate valued of $[●] based on the closing price of $0.[●] per public warrant on the NYSE on [●], 2020, would be valued at approximately $[●], but may expire and become worthless if FVAC fails to complete a business combination;

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the continued right of the Sponsor to hold MPMC Class A common stock and shares of MPMC Class A common stock to be issued to the Sponsor upon conversion of its Private Placement Warrants into 890,000 shares of FVAC Class F common stock in connection with the Business Combination, which FVAC Class F common stock shall convert into MPMC Class A common stock and will not be subject to any vesting restrictions in connection with the Business Combination;

•

the fact that if FVAC consummates the Business Combination, any amounts outstanding under any loan made by the Sponsor to FVAC, including the unsecured promissory note in an amount up to $300,000 issued to the Sponsor on January 31, 2020, will be repayable in cash, and if FVAC fails to complete a business combination there may be insufficient assets outside the Trust Account to satisfy such loan;

•

the fact that if FVAC consummates the Business Combination, the Sponsor will (a) surrender to FVAC the Surrendered Shares, if applicable, for no consideration, (b) convert any remaining shares of FVAC Class F common stock into MPMC Class A common stock (subject to certain vesting and forfeiture provisions), and (c) exchange its Private Placement Warrants for additional shares of FVAC Class F common stock which will convert into MPMC Class A common stock;

•

the fact that in connection with the PIPE Investment and the consummation of the Business Combination, Sponsor will purchase 500,000 shares of FVAC Class A common stock for aggregate gross proceeds of $5,000,000;

•	the continued indemnification of FVAC’s existing directors and officers and the continuation of FVAC’s directors’ and officers’ liability insurance after the Business Combination;

•	the fact that the Sponsor and FVAC’s officers and directors will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated;

•

the fact that, as described in Proposal No. 4, the current charter will be amended to exclude the Sponsor, JHL Capital Group and any Exempt Transferee (as defined in the proposed charter) and their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party from the definition of “interested stockholder,” and to make certain related changes;

•

the fact that, as of the closing of the Business Combination, FVAC will enter into the A&R RRA with the A&R RRA Parties, which provides for certain demand, piggy-back and shelf registration rights to the A&R RRA Parties and their permitted transferees;

•	the anticipated election of Andrew McKnight as a director of MPMC; and

•

if the Trust Account is liquidated, including in the event FVAC is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify FVAC to ensure that proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which FVAC has discussed entering into a transaction agreement or any third party (other than FVAC’s independent auditors) for services rendered or products sold to FVAC, but only if such third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Abstentions and Broker Non-Votes

Abstentions are considered present for purposes of establishing a quorum. Abstentions will have the same effect as a vote “AGAINST” the Charter Proposals, but will have no effect on the Business Combination Proposal, the NYSE Issuance Proposal, the Director Election Proposal, or the Incentive Plan Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. The Business Combination Proposal, the Charter Proposals, the NYSE Share Issuance Proposal, the Director Election Proposal, and the Incentive Plan Proposal are considered non-routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any of the foregoing proposals to be voted on at the FVAC Special Meeting without your instruction.

Attending the FVAC Special Meeting; Voting Virtually at the Meeting

In light of on-going developments related to the coronavirus (COVID-19) and after careful consideration, the FVAC Board has determined to hold the special meeting virtually in order to facilitate stockholder attendance and participation by enabling stockholders to participate from any location and at no cost.

To participate in the virtual special meeting, which we refer to as the “FVAC Special Meeting”, the FVAC stockholder will need the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The FVAC Special Meeting webcast will begin promptly at [●] a.m., Eastern Time. FVAC stockholders are encouraged to access the FVAC Special Meeting prior to the start time. Online check-in will begin at [●] a.m., Eastern Time, and FVAC stockholders should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

FVAC stockholders will be able to attend the FVAC Special Meeting online, vote their shares electronically and submit questions during the FVAC Special Meeting by visiting www.virtualshareholdermeeting.com/FVAC2020. To submit questions, you will need the 16-digit control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The FVAC Board will try to answer as many stockholder-submitted questions as time permits that comply with the meeting rules of conduct. However, the FVAC Board reserves the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to FVAC Special Meeting matters or that are otherwise inappropriate. If substantially similar questions are received, they will be grouped together, and a single response will be provided to avoid repetition.

Voting Your Shares—Stockholders of Record

If you are a FVAC stockholder of record, you may vote by mail or virtually at the FVAC Special Meeting. Each share of FVAC Common Stock that you own in your name entitles you to one vote on each of the proposals for the FVAC Special Meeting. Your one or more proxy cards show the number of shares of FVAC Common Stock that you own.

Voting By Mail, Internet or Phone. If you are a stockholder of record of FVAC as of the FVAC record date you may also submit your proxy before the FVAC Special Meeting in any of the following ways, if available:

•	Vote by Mail: by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope;

•	Vote by Internet: visit http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on [●], 2020 (have your proxy card in hand when you visit the website); or

•	Vote by Phone: by calling toll-free (within the U.S. or Canada) 1-800-690-6903 (have your proxy card in hand when you call).

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. Simply complete, sign and date your voting instruction card and return it in the postage-paid envelope provided to ensure that your vote is counted. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Alternatively, you may vote by telephone or over the internet as instructed by your broker, bank or other nominee. “Street name” stockholders who wish to vote at the FVAC Special Meeting will need the 16-digit control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from your broker, bank or other nominee. If you sign and return the proxy card but do not give instructions on how to vote your shares, your common shares will be voted as recommended by the FVAC Board. The FVAC Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the NYSE Share Proposal, “FOR” the Director Election Proposal, and “FOR” the Incentive Plan Proposal. Votes submitted by mail must be received by [●] Eastern Time on [●], 2020.

Voting Your Shares—Beneficial Owners

If your shares of FVAC Common Stock are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares of FVAC Common Stock held in “street name” and this proxy statement/consent solicitation/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the FVAC Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares of FVAC Common Stock in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/consent solicitation/prospectus. As a beneficial owner, if you wish to vote at the FVAC Special Meeting, you will need the 16-digit control number included on your proxy card or instructions that accompanied your proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. Please see “Attending the FVAC Special Meeting; Voting Virtually at the Meeting” above for more details.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the FVAC Special Meeting or at the FVAC Special Meeting webcast by doing any one of the following:

•	filing a notice with the corporate secretary of FVAC;

•	mailing a new, subsequently dated proxy card; or

•	by attending the FVAC Special Meeting webcast and electing to vote your shares electronically, as indicated above.

If you are a stockholder of record of FVAC and you choose to send a you must submit your notice of revocation or your new proxy to Fortress Value Acquisition Corp., 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, and it must be received at any time before the vote is taken at the FVAC Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 p.m. New York City time on [●], 2020, or by voting electronically at the FVAC Special Meeting webcast. Simply attending the FVAC Special Meeting webcast will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of FVAC Common Stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

No Additional Matters

The FVAC Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal, the Director Election Proposal, and the Incentive Plan Proposal. Other than procedural matters incident to the conduct of the FVAC Special Meeting no other matters may be considered at the FVAC Special Meeting if they are not included in this proxy statement/consent solicitation/prospectus, which serves as the notice of the FVAC Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your FVAC Common Stock, you may call FVAC’s proxy solicitor, contact D.F. King & Co., Inc., FVAC’s proxy solicitor, toll-free at (800) 870-0653 (banks and brokers call (212) 269-5550) or email at FVAC@dfking.com.

Redemption Rights

In accordance with FVAC’s current charter, a holder of FVAC public shares may request that FVAC redeem all or a portion of such stockholder’s public shares for cash if the Business Combination is consummated.

Public stockholders may elect to redeem their public shares whether they vote for or against the Business Combination. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, FVAC will redeem each redeeming stockholder’s public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two (2) business days prior to the consummation of the Business Combination, including interest not previously released to FVAC to pay its taxes, divided by the number of then issued and outstanding public shares.

In order to exercise your redemption rights, you must:

•	if you hold public units, separate the underlying FVAC public shares and FVAC public warrants;

•

prior to 5:00 p.m. Eastern Time on [●], 2020 (two (2) business days before the FVAC Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to the transfer agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attn: Mark Zimkind

Email: mzimkind@continentalstock.com

and

•

deliver your FVAC public shares either physically or electronically through DTC’s DWAC system to the transfer agent at least two (2) business days before the FVAC Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is FVAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, FVAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their FVAC shares in street name will have to coordinate with their bank, broker or other nominee to have the FVAC shares certificated or delivered electronically. If you do not submit a written request and deliver your FVAC public shares as described above, your FVAC shares will not be redeemed.

Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to either tender their certificates to the transfer agent prior to the date set forth in these proxy materials or deliver their shares to the transfer agent electronically using Depository Trust Company’s (“DTC”) Deposit/Withdrawal At Custodian (“DWAC”) system, at such stockholder’s option. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken on the Business Combination. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the shares (physically or electronically). The requirement for physical or electronic delivery prior to the FVAC Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding public units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.

If you hold public units registered in your own name, you must deliver the certificate for such public units to the transfer agent, with written instructions to separate such public units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the public units.

If a broker, dealer, commercial bank, trust company or other nominee holds your public units, you must instruct such nominee to separate your public units. Your nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of public units to be split and the nominee holding such public units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the public units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Each redemption of shares of FVAC Class A common stock by public stockholders will reduce the amount in the Trust Account, which held marketable securities with a fair value of approximately $345.0 million as of June 30, 2020. The Merger Agreement provides that FVAC’s and the Companies’ respective obligations to consummate the Business Combination are conditioned on, among other things, satisfaction or waiver of the Minimum Cash Condition. This condition to the respective obligations of the parties is for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of FVAC public shares by public stockholders, this condition is not met (or waived), then FVAC or the Companies may elect not to consummate the Business Combination. In addition, in no event will FVAC redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001. Holders of public warrants do not have redemption rights in connection with the Business Combination.

Prior to exercising redemption rights, public stockholders should verify the market price of FVAC public shares as they may receive higher proceeds from the sale of their FVAC public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FVAC cannot assure you that you will be able to sell your FVAC public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in FVAC public shares when you wish to sell your FVAC public shares.

If you exercise your redemption rights, the shares of FVAC Class A common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those FVAC public shares and will have no right to participate in, or have any interest in, the future growth of FVAC, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and FVAC does not consummate an initial business combination by May 4, 2022, FVAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders and FVAC warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of FVAC Common Stock in connection with the Business Combination under Delaware law.

Appraisal rights are not available to equityholders of MPMO or SNR in connection with the Business Combination under Delaware law.

Proxy Solicitation Costs

FVAC is soliciting proxies on behalf of the FVAC Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. FVAC has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies for the FVAC Special Meeting. FVAC and its directors, officers and employees may also solicit proxies in person. FVAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

FVAC will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. FVAC will pay D.F. King & Co., Inc. a fee of $12,500, plus costs and expenses. FVAC will reimburse D.F. King & Co., Inc. for reasonable out-of-pocket expenses and will indemnify D.F. King & Co., Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. FVAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of FVAC Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the FVAC Common Stock and in obtaining voting instructions from those beneficial owners. FVAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

THE BUSINESS COMBINATION

The following is a discussion of the Business Combination and the material terms of the Merger Agreement by and among FVAC, MPMO Merger Corp., SNR Merger Company, MPMO Merger LLC, SNR Merger LLC, MPMO and SNR. You are urged to carefully read the Merger Agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/consent solicitation/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about FVAC, MPMO or SNR. Such information can be found elsewhere in this proxy statement/consent solicitation/prospectus.

Terms of the Business Combination

Transaction Structure

The Merger Agreement provides that (i) MPMO and SNR will, prior to the consummation of the transactions contemplated by the Merger Agreement, complete a reorganization, pursuant to which, among other things, (a) MPMO or an affiliate of an MPMO equityholder will form a MPMO HoldCo, and SNR will form SNR HoldCo, (b) each of MPMO HoldCo and SNR HoldCo will form wholly-owned subsidiaries, MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, and each of MPMO and SNR will merge with a MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, with MPMO and SNR being the surviving company in each such merger and becoming wholly-owned subsidiaries of MPMO HoldCo and SNR HoldCo, respectively, (ii) through two consecutive mergers constituting part of the same overall transaction, MPMO Merger Corp., a wholly-owned subsidiary of FVAC, will merge with and into MPMO HoldCo, with MPMO HoldCo being the surviving corporation, and immediately thereafter MPMO HoldCo will merge with and into MPMO Merger LLC, with MPMO Merger LLC being the surviving company and (iii) through two consecutive mergers constituting part of the same overall transaction, SNR Merger Company will merge with and into SNR HoldCo, with SNR HoldCo being the surviving company, and immediately thereafter SNR HoldCo will merge with and into SNR Merger LLC, with SNR Merger LLC being the surviving company. As a result of the transactions described above, each of MPMO and SNR will be an indirect wholly-owned subsidiary of FVAC.

Merger Consideration

Each share of MPMO HoldCo preferred stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of MPMO HoldCo common stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of SNR HoldCo common stock issued and outstanding immediately prior to the effective time of the initial SNR merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 20,000,000 divided by (B) the number of shares of SNR HoldCo common stock outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

No fractional shares will be issued in connection with the Business Combination. In lieu thereof, FVAC shall pay or cause to be paid cash to each holder who otherwise would have been entitled to receive a fractional share.

See “The Merger Agreement—Merger Consideration” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Conversion of Shares; Exchange Procedures

The conversion of MPMO HoldCo preferred stock and MPMO HoldCo common stock into the right to receive the merger consideration will occur automatically at the effective time of the initial MPMO merger. As promptly as practicable after the effective time of the initial MPMPO merger, MPMC shall cause the exchange of the MPMO HoldCo preferred stock and MPMO HoldCo common stock for merger consideration to be received pursuant to the terms of the Merger Agreement.

The conversion of SNR HoldCo common stock into the right to receive the merger consideration will occur automatically at the effective time of the initial SNR merger. As promptly as practicable after the effective time of the initial SNR merger, MPMC shall cause the exchange of the SNR HoldCo common stock for merger consideration to be received pursuant to the terms of the Merger Agreement.

Letters of Transmittal

As promptly as practicable after the closing of the Business Combination, MPMC will send a letter of transmittal to each holder of record of (i) MPMO HoldCo preferred stock, (ii) MPMO HoldCo common stock and (iii) SNR HoldCo common stock immediately prior to the effective time of the (a) initial MPMO merger and (b) initial SNR merger, respectively. This mailing will contain instructions on how to surrender shares of (i) MPMO HoldCo preferred stock, (ii) MPMO HoldCo common stock and (iii) SNR HoldCo common in exchange for the merger consideration the holder is entitled to receive under the Merger Agreement. From and after the initial MPMO effective time and initial SNR effective time, MPMO HoldCo stockholders and SNR HoldCo stockholders, respectively, who properly surrender their shares to MPMC, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive for each share of (i) MPMO HoldCo preferred stock, (ii) MPMO HoldCo common stock and (iii) SNR HoldCo common stock, the merger consideration.

Certain Projected Financial Information of the Companies

The Companies prepared certain unaudited projected financial information that was made available to FVAC, in connection with its evaluation of the Business Combination and to Murray Devine, for Murray Devine’s use and reliance in connection with its financial analyses and opinion summarized under the section entitled “The Business Combination—Opinion of SNR’s Financial Advisor.” The unaudited projected financial information of the Companies was prepared by the respective management of the Companies based on assumptions that management believed were reasonable and that reflected management’s best available estimates of the future financial performance of the Companies. The inclusion of this unaudited projected financial information should not be regarded as an indication that any of FVAC, the FVAC Board, MPMO, the MPMO Board, SNR, the SNR Board, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, and this unaudited projected financial information should not be relied upon as such.

The unaudited projected financial information is not being included in this proxy statement/consent solicitation/prospectus to influence your decision whether to vote for or against the Business Combination but is being included because this unaudited projected financial information was provided to FVAC in connection with its evaluation of the Business Combination and to Murray Devine, for Murray Devine’s use and reliance in connection with its financial analyses and opinion.

The projected results may not be realized and the actual results may be significantly higher or lower than estimated. Since the unaudited projected financial information covers multiple years, that information by its nature becomes less predictive with each successive year. The unaudited projected financial information was also based on numerous variables and assumptions. Such assumptions are inherently uncertain and may be beyond the control of the Companies. Important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the Companies’ industry and business (including unanticipated costs or delays associated with MPMO’s ongoing Stage II optimization project, changes in demand for, and prices of, rare earth minerals and products, the highly competitive nature of the rare earths industry, changes in China’s political environment and policies which could impact MPMO’s arrangements with Shenghe Resources (Singapore), changes in raw materials costs, transportation costs or disruptions in transportation services, inaccuracies in rare earth reserve estimates, adverse effects of COVID-19, changes in environmental or other governmental regulations, and other factors described under the captions “Risk Factors—Risks Relating to the Companies’ Business” and “Cautionary Note Regarding Forward-Looking Statements”. You are encouraged to review the risks and uncertainties described under these captions in this proxy statement/consent solicitation/prospectus. The unaudited projected financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of projected financial information. The Companies’ respective independent registered public accounting firms have not compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on the information or its achievability.

In June 2020 and July 2020, the Companies provided FVAC and Murray Devine, respectively, with unaudited projected financial information relating to the Companies’ revenue, Adjusted EBITDA, capital expenditures, free cash flow and cash balances for the years ending December 31, 2020 through December 31, 2023. The unaudited projected financial information summarized in the table below. See “Cautionary Note Regarding Forward-Looking Statements.”

	Forecast Year Ended December 31, (1)
(USD in millions)	2020E	2021E	2022E	2023E
Revenue	$102	$171	$349	$415
Adjusted EBITDA (2)(3)	$29	$82	$172	$252
Capital expenditures	$35	$149	$10	$42
Free cash flow (4)	($36)	($96)	$102	$138
Cash balance (5)	$512	$367	$429	$566

(1)	All figures are pro forma for the combination of MPMO and SNR.
(2)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization.
(3)	Assumes (i) full recognition of the gross profits recoupment under the A&R Offtake Agreement, (ii) add-backs from non-cash items, and (iii) pro forma adjustments for the combination of MPMO and SNR.
(4)	Free cash flow is defined as net cash from operations, less net purchases of property, plant, and equipment.
(5)	Cash balance is pro forma for the Business Combination and includes cash, cash equivalents and current deposits.

The material assumptions underlying the unaudited projected financial information are as follows:

•

Projections for 2020E included actual results through the first quarter, and assumed production and sales of mixed rare earth concentrate at approximately the same levels as during the first quarter at the then-prevailing market price of $3,444 per REO MT before value added tax and import duties.

•

Projections for 2021E assumed MPMO continued to produce its “Stage I” product of rare earth concentrate with a planned increase in REO production and sales volumes of approximately 10% year-over-year. Due to tightening supply and demand for NdPr and rare earth concentrate primarily driven by expected growth in demand for magnets for electric vehicles, market prices were estimated at approximately $4,700 per REO MT before value added tax and import duties, reflecting management’s expectation of rare earth concentrate pricing supported by an estimated Chinese domestic NdPr oxide price of $50/kg.

•

Projections for 2022E assume completion of the Stage II optimization and a change to production and sales of separated rare earth oxides in place of rare earth concentrate. NdPr production and sales were estimated at 6,075 MT and other REO production and sales were estimated at approximately 15,000 MT. Realized pricing for NdPr was assumed to be $52.34/kg, reflecting a Chinese domestic price of $65/kg and two-thirds of NdPr sales subject to Chinese value added tax and tariffs, while other REO prices were assumed to be $1.99/kg.

•

Projections for 2023E assumed flat year-over-year production and sales volumes, but an improvement in realized NdPr and other REO prices to $63.18/kg (reflecting a $70/kg Chinese domestic price and one-third of sales subject to Chinese tariff and value added tax) and $2.02/kg, respectively.

•	None of the financial projections assumed implementation of MPMO’s Stage III downstream expansion strategy into the production of rare earth metal alloys and finished magnets.

The assumptions that respective management of the Companies made in preparing the foregoing unaudited projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the unaudited projected financial information involve judgments with respect to, among other things, costs and timing of MPMO’s ongoing Stage II optimization project, future demand for, and prices of, rare earth minerals and products, competition in the rare earths industry, China’s political environment and policies which could impact MPMO’s arrangements with Shenghe Resources (Singapore), future raw materials costs, transportation costs and the availability of transportation services, rare earth reserve estimates, potential effects of COVID-19, future environmental or other governmental regulations and the other risks and uncertainties described under “Risk Factors—Risks Relating to the Companies’ Business and Industry” and “Cautionary Note Regarding Forward-Looking Statements”, all of which are difficult to predict and many of which are beyond the control of the Companies. The underlying assumptions and projected results may not be realized and actual results differ.

Additionally, although presented with numerical specificity, the unaudited projected financial information with respect to the Companies and the Mountain Pass facility reflects numerous assumptions and estimates as to future events made by the respective management of the Companies. You are cautioned not to place undue reliance on the unaudited projected financial information set forth above. No representation is made by the Companies or any other person to any stockholders regarding the ultimate performance of MPMC compared to the information included in the above unaudited projected financial information. The inclusion of unaudited projected financial information in this proxy statement/consent solicitation/prospectus should not be regarded as an indication that this information will be necessarily predictive of actual future events, and this information should not be relied on as such.

The unaudited projected financial information does not take into account any circumstances or events occurring after the date they were prepared, and, except as may be required in order to comply with applicable securities laws, none of the Companies or any of their respective representatives intend to update, or otherwise revise, the unaudited projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. In addition, the unaudited projected financial information does not reflect the impact of the Business Combination, nor does it take into account the effect of any failure of the Business Combination to occur.

Background of the Business Combination

FVAC is a blank check company originally incorporated on January 24, 2020, as a Delaware corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The transactions contemplated by the Merger Agreement and Related Agreements, including the Business Combination and PIPE Investment, are a result of an extensive search for a potential transaction utilizing the global network and investing, operating and transaction experience of FVAC’s management team and board of directors. The terms of the Merger Agreement are the result of an arm’s length negotiation between representatives and management teams of FVAC and the Companies.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among representatives of FVAC, the Companies and other parties.

On January 31, 2020, FVAC issued an aggregate of 8,625,000 shares of FVAC Class F common stock to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.003 per share. Prior to such time, FVAC had no assets, tangible or intangible. The proceeds were used for formation and offering costs and to fund working capital needs of FVAC. Of the 8,625,000 shares of FVAC Class F common stock, an aggregate of up to 1,125,000 shares were subject to forfeiture to FVAC by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option was not exercised. On May 4, 2020, the underwriters exercised their over-allotment option in full. As a result, these shares were no longer subject to forfeiture.

The registration statement for FVAC’s IPO was declared effective on April 29, 2020.

On May 4, 2020, FVAC consummated FVAC’s IPO of 34,500,000 FVAC units, which included the issuance of 4,500,000 FVAC units as a result of the underwriters’ exercise of their over-allotment option in full, at $10.00 per FVAC unit, generating gross proceeds of $345.0 million and incurring offering costs of approximately $19.8 million, inclusive of approximately $12.1 million in deferred underwriting commissions.

Substantially concurrently with FVAC’s IPO, FVAC consummated a Private Placement of 5,933,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, with the Sponsor generating gross proceeds of $8.9 million. The proceeds were to be used for formation and offering costs and to fund working capital needs of FVAC.

Upon the closing of FVAC’s IPO and Private Placement, $345.0 million ($10.00 per FVAC unit) of the aggregate net proceeds of the sale of the FVAC units in FVAC’s IPO and the Private Placement was placed in the Trust Account.

Following FVAC’s IPO, FVAC commenced an active search for prospective businesses and assets to acquire. From the date of FVAC’s IPO on May 4, 2020, through the execution of the Merger Agreement with the Companies on July 15, 2020, Joshua Pack, Chairman of FVAC, Andrew A. McKnight, Chief Executive Officer and director of FVAC, R. Edward Albert III, director and President of FVAC, Daniel N. Bass, Chief Financial Officer of FVAC, and Micah Kaplan, Chief Operating Officer of FVAC, and, along with representatives of each of FVAC’s financial advisors RBC Capital Markets, LLC (“RBCCM”), Deutsche Bank Securities Inc. (“Deutsche Bank”), and Morgan Stanley & Co. LLC (“Morgan Stanley”) contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities. As part of this process, representatives of FVAC considered and evaluated over one hundred seventy-five (175) potential acquisition targets in a wide variety of industry sectors, seventeen (17) of which progressed to the evaluation of illustrative transaction structures to effect an initial business combination and four (4) of which progressed to discussions between FVAC and the potential target companies. FVAC engaged in meaningful discussions with the management teams of two potential targets, one of which was the Companies.

FVAC did not pursue further a potential transaction with the other potential acquisition target with which it engaged in meaningful discussions for a variety of factors, including the inability to reach agreement on a mutually acceptable valuation with such target and the decision by FVAC management to pursue an alternative transaction with the Companies.

FVAC decided to pursue an acquisition of the Companies because it determined that the Companies represented a compelling opportunity given their strong management team, fast-growing and large market opportunity, and position to capitalize on changing consumer and socio-economic habits that prioritize environmentally responsible technologies and practices. Compared to the Companies, FVAC and its advisors did not consider the other alternative acquisition targets to be as compelling when taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations. See also “—Recommendation of the FVAC Board of Directors and Reasons for the Business Combination.”

Prior to the formation of FVAC, certain funds managed by affiliates of the Sponsor (collectively, the “Fortress Credit Funds”) evaluated the possibility of an investment opportunity with a predecessor of the Companies, Molycorp Minerals LLC (“Molycorp”). During September of 2013, the Fortress Credit Funds evaluated the possibility of an asset acquisition of the Mountain Pass facility from its then-owner, Molycorp, through a sale-leaseback transaction. After consideration, the Fortress Credit Funds decided not to pursue a transaction with Molycorp because they did not believe it was an attractive investment at that time given its risk and return profile. Then, in July of 2015, the Fortress Credit Funds evaluated the possibility of extending debtor-in-possession financing to Molycorp in connection with Molycorp’s Chapter 11 bankruptcy that commenced in June of 2015. After consideration, the Fortress Credit Funds decided not to pursue the debtor-in-possession financing based on the same reasons they had declined to progress the investment in 2013.

Members of the Fortress Credit Funds’ management team continued to monitor developments during Molycorp’s Chapter 11 bankruptcy, including discussing private capital solutions for the emergence of some of Molycorp’s assets from bankruptcy at various points with JHL Capital Group, the largest secured creditor of Molycorp at the time, and prior to the Companies’ subsequent formation. These discussions were revisited in 2017 after the formation of the Companies and their acquisition of the Mountain Pass facility out of bankruptcy, but never developed beyond a preliminary nature.

From February of 2019 through July of 2019, members of the Fortress Credit Funds and the Companies’ management engaged in preliminary discussions about the possibility of a business combination with Mosaic Acquisition Corp. (“Mosaic”), a Delaware corporation and, at the time, a blank check company affiliated with the Fortress Credit Funds. As part of these discussions, members of the Fortress Credit Funds and Mosaic visited the Mountain Pass facility in March of 2019 in connection with diligence performed on behalf of Mosaic. The discussions during this period did not materialize into a transaction, as Mosaic management determined that the timing of the transaction was not appropriate for Mosaic at the Companies’ desired valuation based on the position of the Companies and the Mountain Pass mine in the post-bankruptcy acquisition life-cycle.

In February 2020, members of the Fortress Credit Funds once again evaluated the possibility of a transaction between Fortress Credit Funds and the Companies in connection with a private placement opportunity. Although the Fortress Credit Funds signed a nondisclosure agreement with the Companies on February 28, 2020, in connection with their evaluation of the private placement opportunity, the Fortress Credit Funds decided not to pursue a private placement transaction, as members of the Fortress Credit Funds’ investment team determined that the fully-equitized transaction structure being sought by the Companies was not consistent with the investment profile of their funds at that time. During the period from February 28, 2020 to the week of April 20, 2020, the Fortress Credit Funds did not meaningfully pursue the private placement opportunity with the Companies as resources were focused on other opportunities arising as a result of the volatility and uncertainty in the global markets due to the COVID-19 pandemic. The Companies had also notified the Fortress Credit Funds of their intent to pursue other potential transactions, including a potential IPO led by Morgan Stanley.

On April 22, 2020, Mr. Litinsky emailed Mr. McKnight a press release that the Companies had released earlier that morning. Following the closing of FVAC’s IPO, on April 30, 2020, Mr. McKnight sent an email to Mr. Litinsky to express interest in the possibility of a transaction between FVAC and the Companies. Mr. Litinsky reconnected the FVAC team with the Morgan Stanley team managing the transaction process for the Companies.

On May 5, 2020, Morgan Stanley, in its capacity as the Companies’ financial advisor, sent Mr. McKnight and other members of the FVAC management team a confidential information memorandum (the “CIM”) and an invitation to join a virtual data room for purposes of initiating diligence on the Companies.

On May 24, 2020, Mr. Litinsky had a call with Mr. McKnight in order to discuss the possibility of a transaction between FVAC and the Companies. On that call, Mr. Litinsky noted to Mr. McKnight that the Companies were currently in detailed discussions with other parties, including another blank check company, regarding a potential business combination. While the discussions with the other blank check company were very developed, the respective parties had not yet resolved all definitive terms of a potential transaction.

Following that discussion, Mr. Litinsky sent Mr. McKnight a framework of a proposed transaction acceptable to the Companies, including an enterprise value of $1.0 billion for the Companies. Mr. McKnight discussed Mr. Litinsky’s initial proposal and valuation metrics with members of FVAC’s management in conjunction with a review of the CIM. FVAC’s management further discussed and evaluated the proposal based on knowledge of the Companies and agreed that a transaction on similar terms could be compelling for FVAC, especially in light of the fact that the closing of FVAC’s IPO in early May coincided with MPMO reporting strong financial results for the first quarter of 2020, and it was worth pursuing a limited exclusivity period to conduct due diligence and validate the valuation.

On May 26, 2020, Mr. McKnight and Mr. Litinsky had another call to further discuss the possibility of a transaction between FVAC and the Companies, and it was agreed that RBCCM and Deutsche Bank, at FVAC’s direction, would begin preparing the initial draft of an FVAC letter of intent (the “LOI”) that would include a transaction structure and valuation metrics similar to those previously presented by Mr. Litinsky. Morgan Stanley did not participate in FVAC’s preparation of the LOI due to its representation of the Companies in respect of the potential transaction.

On May 27, 2020, FVAC sent representatives of each of the Companies and Morgan Stanley an initial draft of the LOI, which provided for the following terms, among other things: (i) an enterprise value for the Companies of $1.0 billion, on a pre-transaction, cash-free, debt-free basis, and an equity value of $945 million, (ii) a $150 million equity financing achieved through a PIPE and (iii) a forty-five (45) day exclusivity period following initial due diligence.

On May 31, 2020, representatives of each of the Companies and Morgan Stanley sent FVAC a proposed timeline and list of potential investors that may be interested in participating in the PIPE Investment.

On June 2, 2020, representatives of each of the Companies and Morgan Stanley sent FVAC a revised LOI which proposed, among other things: (i) to introduce the surrender of all Founder Shares held by the Sponsor with the opportunity to earn up to 8,625,000 shares of MPMC Class A common stock (based on the amount of cash available at the closing) if during the first five (5) years following the closing of the Business Combination certain MPMC Class A common stock share price thresholds were met, (ii) to introduce an earn-out for the Companies’ unitholders to receive up to 8,000,000 shares of MPMC Class A common stock after the closing of the Business Combination if certain MPMC Class A common stock share price thresholds were met, (iii) further terms for an exclusivity period covering both FVAC and the Companies that would commence on the date of the LOI and terminate on the earlier of mutual agreement or forty-five (45) days following the date of the LOI, (iv) a revised equity value of $912 million and (v) clarified that the value of the Companies would be allocated 80% to MPMO and 20% to SNR.

On June 3, 2020, FVAC sent representatives of each of the Companies and Morgan Stanley a revised LOI, which proposed, among other things: (i) to extend the period by which the Sponsor could earn and receive additional MPMC Class A common stock from five (5) years to ten (10) years, (ii) the exchange of the private placement warrants held by the Sponsor for Founder Shares and (iii) to remove the concept of an earn-out for MPMO unitholders to receive up to 8,000,000 shares of MPMC Class A common stock after the closing of the Business Combination if certain MPMC Class A common stock share price thresholds were met.

On June 4, 2020, following a call between Mr. Litinsky and Mr. McKnight, representatives of each of the Companies and Morgan Stanley sent FVAC a proposed final LOI which accepted FVAC’s proposals, other than the deletion of the earn-out for the Companies’ unitholders, which after discussions between Mr. Litinsky and Mr. McKnight earlier in the day was re-inserted to better align investor interests and decrease marketing risk.

On June 4, 2020, the LOI was executed by FVAC and the Companies, including the following terms, among other things: (i) an enterprise value for the Companies of $1.0 billion, on a pre-transaction, cash-free, debt-free basis, and an equity value of $912 million, with the combined value of the Companies being allocated 80% to MPMO and 20% to SNR, and from which the exchange ratio for MPMO and SNR units would be determined based on the allocated equity value divided by the number of outstanding units for each of SNR and MPMO, (ii) a $150 million equity financing achieved through a PIPE, (iii) an earn-out of up to 8,000,000 shares of MPMC Class A common stock to be issued to the Companies’ equity holders after the closing of the Business Combination if certain MPMC Class A common stock share price thresholds were met, (iv) the surrender of all Founder Shares held by the Sponsor with the opportunity to earn up to 8,625,000 shares of MPMC Class A common stock based on the amount of cash available at the closing and if after the closing of the Business Combination certain MPMC Class A common stock share price thresholds were met, (v) the exchange of the private placement warrants held by the Sponsor for Founder Shares and (vi) a forty-five (45) day exclusivity period ending on July 19, 2020 to allow FVAC to complete its due diligence and for the parties to negotiate and finalize definitive documentation.

Throughout the negotiation of the LOI and subsequent process to negotiate and finalize definitive documentation in respect of the Business Combination, Mr. McKnight and other members of the FVAC management and legal team, with input from representatives of each of RBCCM and Deutsche Bank, regularly corresponded via email and over the telephone with the Companies in respect of the LOI and the Business Combination.

From June 5, 2020, through July 15, 2020 (the date the Merger Agreement was executed), Weil, Gotshal & Manges LLP (“Weil”), counsel to FVAC, together with Mitchell Chadwick, counsel to FVAC engaged on July 7, 2020, for its expertise in the mining industry, Environmental Resource Management (“ERM”), engaged on June 19, 2020 for its general environmental-related expertise, Cau Engineers & Associates (“Cau Engineers”), engaged on July 6, 2020, for its expertise in mining operations Ernst & Young LLP (E&Y”), engaged on June 25, 2020 for its financial and accounting expertise, and Marsh & McLennan Companies (“Marsh”), engaged on June 25, 2020 for its insurance and underwriting expertise, conducted a thorough due diligence investigation of the Companies, which diligence was conducted through document review, numerous telephonic conferences with representatives of the Companies, including the Companies’ management team, covering, among other things, commercial operations, real property and mining matters, environmental and regulatory matters, litigation and legal compliance, intellectual property and privacy matters, employment and benefits-related and labor matters, financial and insurance matters, IT and general corporate matters.

On June 9, 2020, the FVAC Board held a telephonic meeting, to discuss, among other things, (i) the evaluation of potential acquisition targets, (ii) a detailed review of the LOI and the material terms of the proposed transaction with the Companies, (iii) the proposed scope of diligence that was to be conducted on the Companies and (iv) the overall status of discussions with the Companies. After an update on the target search process and a presentation by FVAC management on the Companies and the terms of the LOI, the FVAC Board had a discussion regarding the potential transaction and the due diligence plan for the Companies.

Also on June 9, 2020, representatives of each of FVAC, the Companies, Weil, Sidley Austin LLP (“Sidley”), counsel to MPMO and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), counsel to SNR, held a telephonic conference to discuss a potential transaction between FVAC and the Companies, including potential transaction structures and the process for completing a transaction with FVAC, including modifying the surrender/reissuance of Founder Shares contemplated by the LOI into a vesting/forfeiture structure.

On June 10, 2020, Weil sent to Sidley a confidentiality agreement to be entered into by and among FVAC and the Companies, which upon its execution was effective as of June 4, 2020.

On June 11, 2020, FVAC and the Companies agreed to amend the LOI to extend the exclusivity period from July 19, 2020 to July 31, 2020, in order to provide FVAC the opportunity to complete its diligence process, and for the parties to negotiate and finalize definitive documentation.

On June 12, 2020, Weil delivered an initial draft of the Subscription Agreement to Sidley to be used in connection with the PIPE. Over the next month, FVAC and the Companies continued to negotiate the transaction documents that would be expected to be executed or in final form simultaneously with the execution of the Merger Agreement.

On June 15, 2020, FVAC executed an engagement letter with Deutsche Bank whereby Deutsche Bank was engaged as FVAC’s capital markets advisor to provide certain advisor and investment banking services in connection with the Business Combination.

On June 16, 2020, Davis Polk & Wardell LLP (“DPW”), legal counsel to Morgan Stanley, sent Weil a draft placement agent agreement (“Placement Agent Agreement”), pursuant to which Morgan Stanley proposed to act as FVAC’s exclusive placement agent in connection with the proposed private placement of FVAC Class A common stock in connection with the Business Combination. Morgan Stanley has acted as (i) financial advisor to MPMO in connection with the Business Combination (the “MP Advisory Role”), (ii) placement agent to FVAC in connection with the PIPE Private Placement (the “PIPE Placement Agent Role”) and (iii) an underwriter in FVAC’s IPO (the “Underwriter Role”). As a result, Morgan Stanley sent FVAC a conflicts waiver letter agreement (“Conflicts Waiver”) on June 16, 2020, pursuant to which FVAC would consent to Morgan Stanley’s performance of each of these roles in connection with the Business Combination.

Later on June 16, 2020, Weil sent Morgan Stanley and DPW a revised (i) Placement Agent Agreement that provided, among other things, that Morgan Stanley would act as the lead, rather than exclusive, placement agent for FVAC in the PIPE Investment and (ii) Conflicts Waiver, pursuant to which FVAC consented to Morgan Stanley acting in each of the MP Advisory Role, the PIPE Placement Agent Role and the Underwriter Role. Concurrently, it was proposed that FVAC would engage, and enter into a joinder agreement to the Private Placement Agreement (the “PAA Joinders”) with, Deutsche Bank and RBCCM, pursuant to which Deutsche Bank and RBCCM would act as co-placement agents to Morgan Stanley in connection with the PIPE Investment. On June 16, 2020, FVAC also executed an engagement letter with RBCCM whereby RBCCM was engaged as FVAC’s capital markets advisor to provide certain advisor and investment banking services in connection with the Business Combination.

FVAC entered into the Placement Agent Agreement and the PAA Joinders with Morgan Stanley, Deutsche Bank and RBCCM, respectively, on June 17, 2020. Similarly, the Conflicts Waiver between FVAC and Morgan Stanley was executed on June 17, 2020. Prior to entering into the Placement Agent Agreement, PAA Joinders and Conflicts Waiver, members of the FVAC management and legal team advised FVAC’s board members of the risks and benefits of the Placement Agent Agreement, Morgan Stanley’s participation as a result of its MP Advisory Role, the PIPE Placement Agent Role, and the Underwriter Role, and the corresponding Conflicts Waiver and the PAA Joinders. Following the execution of the Private Placement Agreement and the PAA Joinders, each of Morgan Stanley, Deutsche Bank and RBCCM began marketing an investment in the PIPE to a limited number of potential investors with whom they had pre-existing relationships. Based on the initial feedback received from such potential investors, members of the FVAC management and representatives of the Companies discussed the possibility of revising upward the PIPE Investment Amount to $200 million, subject to an upward adjustment of the Earnout Shares to the Companies’ stockholders.

Throughout the month of June, Morgan Stanley worked with the Companies and FVAC to put together an investor presentation to present to potential investors in the PIPE Investment. The investor presentation outlined the proposed business combination and included information regarding the Companies, which was refined through many rounds of review and comment amongst the FVAC management team, the Companies’ management team and each of their respective professional advisors.

Following discussion amongst the FVAC management team, in late June, certain representatives of FVAC management and Fortress Credit Funds travelled to the Mountain Pass facility to review the current status of the Companies’ performance and implementation of their long-term growth strategy. Following the site visit, it was noted to other members of FVAC management and the Sponsor that the activity at the Mountain Pass facility was consistent with what the Companies had represented in the diligence process to date and that the Companies were seeing positive results from the successful implementation of their long term growth strategy. Following the site visit, there were discussions among representatives of Fortress Credit Funds, members of FVAC management and the Sponsor regarding the direct participation in the PIPE Investment by the Sponsor.

On June 27, 2020, Murray Devine and SNR executed an engagement letter pursuant to which Murray Devine was engaged to provide an opinion as to the fairness to SNR from a financial perspective of the consideration to be received by SNR’s unitholders. Representatives of SNR and Mr. Randall Weisenburger, the independent board member of SNR, shared certain financial and operational information and projections communicated with Murray Devine in connection with such engagement. On November 20, 2019, the Board of SNR had acted by written consent to delegate to Mr. Weisenburger the power and authority to take certain actions, including independently reviewing, evaluating and deciding whether to proceed with a potential strategic transaction with MPMO (including a potential sale of the combined entities). On July 2, 2020, representatives of SNR and Murray Devine had a telephonic meeting to discuss the materials shared and respond to questions posed by Murray Devine in connection with its preparation of the fairness opinion.

On July 2, 2020, the FVAC Board held a telephonic meeting to discuss, among other things, (i) FVAC management’s view of the potential transaction, (ii) the status of discussions regarding the potential transaction, (iii) the diligence conducted on the Companies to date, and (iv) the engagement of E&Y for its financial and accounting expertise. During this meeting, FVAC’s management gave a presentation to the FVAC Board outlining the structure and rationale for the proposed transaction. This presentation outlined why a potential transaction with the Companies was determined not to be appropriate for the Fortress Credit Funds, but, in the view of FVAC’s management was an appropriate and attractive opportunity for FVAC and its stockholders. FVAC’s management also outlined for the FVAC Board the potential risks associated with the proposed transactions. Representatives of Weil then reviewed in detail with the FVAC Board their fiduciary duties under applicable law in evaluating the potential transaction. The FVAC Board was supportive of continuing discussion with the Companies and their advisors in connection with a potential Business Combination.

Also on July 2, 2020, Weil delivered an initial draft of the Merger Agreement to Sidley and Simpson Thacher. The initial draft Merger Agreement provided for, among other things: (i) delivery of Support Agreements by which a majority of each of the Companies’ unitholders would agree to support the Business Combination, (ii) a meeting of the Companies’ unitholders’ to approve the Business Combination, (iii) the issuance of FVAC Class A common stock as consideration in the Business Combination pursuant to a registration statement on Form S-4, (iv) the consummation of the transactions contemplated by the Subscription Agreements, and (v) representations, warranties and covenants customary for transactions of this type.

On July 7, 2020, Sidley delivered a revised draft of the Merger Agreement to Weil, and also on that day, Weil delivered drafts of certain Related Agreements, including the Form of Target Support Agreement and Parent Sponsor Letter Agreement, in each case reflecting proposed transaction terms. The revised Merger Agreement provided for, among other things: (i) revisions to the treatment of MPMO preferred units and warrants, (ii) the inclusion of purchase price adjustment mechanics, (iii) a revised set of representations and warranties, and (iv) an increase of the PIPE Investment Amount up to $220 million and an increase of the Earnout Shares from eight million shares to up to fourteen million shares.

On July 8, 2020, representatives of each of FVAC, the Companies, Weil, Sidley and Simpson Thacher met telephonically to discuss issues related to the draft Merger Agreement. The parties discussed, among other things, the structure of the proposed transaction (including the proposed purchase price adjustment and timing of the delivery of the Companies’ Support Agreements), conditions to closing, required regulatory approvals and the scope of representations and warranties.

Also on July 8, 2020, Weil delivered an initial draft the A&R RRA, which reflected the proposed transaction terms, including a lock-up on the transfer or sale of shares of FVAC Class A common stock held by certain holders following consummation of the Business Combination.

On July 8, 2020, the FVAC Board held a telephonic meeting, which was attended by representatives from FVAC’s management, and discussed, among other things, (i) the status of discussions regarding the potential transaction, including review of the written summary of the material provisions of the proposed Merger Agreement, (ii) that certain employees of Fortress Credit Funds or its affiliates, including the Sponsor, had expressed interest in the PIPE Investment on the same terms as those offered to third parties, subject to the approval of the FVAC Board and audit committee with respect to related party transactions and related matters to the PIPE Investment, (iii) the engagement of Cau Engineers as an independent consultant for its expertise on mining operations, including a summary of the proposed terms of the engagement letter, and (iv) a discussion on the post-closing governance of FVAC following the consummation of the Business Combination. The FVAC Board expressed to FVAC management its continued support in respect of negotiation of terms of the Business Combination.

On July 10, 2020, Weil delivered a revised draft of the Merger Agreement to Sidley and Simpson Thacher. The revised Merger Agreement provided for, among other things: (i) a fixed purchase price at the time of signing, (ii) revisions regarding the required regulatory approvals and (iii) changes to the scope of the representations and warranties.

On July 11, 2020, representatives of FVAC corresponded with management of the Companies regarding the need for comfort in respect of ownership of certain real property and mining rights by the Companies.

On July 12, 2020, Sidley and Simpson delivered a revised draft of the Merger Agreement to Weil. The revised Merger Agreement provided for, among other things: (i) the payment of certain indebtedness of the Companies at closing, (ii) a covenant requiring the Companies to deliver a title opinion and survey in respect of the Mountain Pass facility and (iii) further revisions to the scope of the representations and warranties.

During the afternoon on July 12, 2020, the FVAC Board held a telephonic meeting, which was attended by representatives from each of FVAC’s management, RBCCM, Deutsche Bank and Weil. Representatives of each of RBCCM and Deutsche Bank reviewed the financial terms of the proposed transaction with the FVAC Board and discussed among other things the total implied transaction value. FVAC’s management then discussed in detail with the FVAC Board the diligence that had been conducted on the Companies by each of Mitchell Chadwick, ERM, Cau Engineers, E&Y, Marsh and Weil, and delivered the FVAC Board with written summaries of the diligence conducted on the Companies from certain of these representatives. FVAC’s management and representatives of Weil then reviewed the provisions of the proposed Merger Agreement and the Related Agreements to be approved by the FVAC Board in connection with the Business Combination. During the course of the meeting the FVAC Board discussed and considered the terms of the Business Combination. Following the presentations by FVAC’s management and its advisors and discussions amongst the FVAC Board members, the FVAC Board determined to hold a subsequent meeting on July 14, 2020 to receive an update as to the status of the Business Combination and to potentially consider the approval of the transactions contemplated by the Merger Agreement and Related Agreements.

During the evening of July 12, 2020 and into the morning of July 13, 2020, representatives of each of FVAC, the Companies, Weil, Sidley and Simpson Thacher met telephonically to finalize the remaining open items related to the Merger Agreement. Following these discussions, representatives from Weil, Sidley and Simpson Thacher exchanged revised drafts of the Merger Agreement, which reflected the outcome of the discussions from earlier in the evening, the final PIPE Investment Amount of $200 million, the final equity value of the Companies of $919.42 million, the agreed number of Earnout Shares of 12.86 million shares (increased as a result of the increases in the size of the PIPE Investment Amount), and a closing condition in favor of FVAC providing for the delivery by the Companies of a title opinion and survey in respect of the Mountain Pass facility.

On July 14, 2020, Murray Devine delivered its final fairness opinion to the Board of SNR, which is summarized in the section titled “The Business Combination—Opinion of SNR’s Financial Advisor” beginning on page [●] of this proxy statement/consent solicitation/prospectus and attached hereto as Annex L. Mr. Randall Weisenburger, as the independent member of the Board of SNR authorized to assess and approve the contemplated transactions, determined that the Merger Agreement and the transactions contemplated thereby, including the Pre- Closing Reorganization, were advisable and in the best interests of SNR’s unitholders and authorized SNR to enter into the Merger Agreement and the agreements relating thereto. The full Board of SNR then ratified and approved the same transactions.

On the evening of July 14, 2020, FVAC’s Board held a telephonic meeting, which was attended by representatives from each of FVAC’s management, RBCCM and Weil. Representatives of RBCCM again reviewed the financial terms of the proposed transaction with the FVAC Board and discussed among other things the total implied transaction value, the pro forma ownership of the post-closing company, the sources of funds for the Business Combination, including the private placements and the terms thereof, and the expected uses of such funds. Representatives of Weil reviewed with the FVAC Board the current status of the transaction negotiations and documents, changes to the Merger Agreement since their meeting on July 12, 2020, and the resolutions to be approved by the FVAC Board in connection with entering into the Business Combination. At the meeting, FVAC’s Board unanimously declared that the Merger Agreement, the Related Agreements, the Business Combination and the other related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of FVAC and its stockholders, approved the form, terms and provisions of, and the transactions contemplated by the Merger Agreement and Related Agreements, including the Business Combination and the PIPE Investment, and other matters required to be submitted to the FVAC stockholders, and authorized FVAC to enter into the Merger Agreement and Related Agreements and perform each of its obligations thereunder. Immediately following the adjournment of the meeting of the FVAC Board, a meeting of the Audit Committee of the FVAC Board (the “FVAC Audit Committee”) was held to consider and vote on the entry into the Subscription Agreement with the Sponsor, which constitutes a related-party transaction under the FVAC related-party policy. The independent members of the FVAC Audit Committee considered and approved the related-party transaction.

On July 15, 2020, following the approval of the Business Combination by the FVAC Board, including the related-party transaction approved by the independent members of the FVAC Audit Committee of the FVAC Board, and the approval of the Companies’ boards of managers, FVAC and the Companies executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, FVAC and (i) the Sponsor entered into the (a) Parent Sponsor Letter Agreement, (b) Parent Sponsor Warrant Exchange Agreement and (c) Subscription Agreement, (ii) certain of the Companies’ unitholders entered into a Support Agreements and (iii) FVAC and the PIPE Investors entered into the Subscription Agreements.

On the morning of July 15, 2020, prior to the commencement of trading of the shares of FVAC Class A common stock on the NYSE, FVAC and the Companies issued a joint press release regarding the Business Combination. On the same day, FVAC filed a Current Report on Form 8-K, which included the joint press release, the Merger Agreement (and related exhibits) and the other material agreements entered into by FVAC in connection with the Business Combination.

During the week of August 10, 2020, the parties discussed amending the Merger Agreement and the Parent Sponsor Letter Agreement to clarify that the Earnout Shares and Vesting Shares (as defined in the Parent Sponsor Letter Agreement), respectively, will only be earned or vested in the event of a Parent Sale (as defined the Merger Agreement and Parent Sponsor Letter Agreement) if the price per share payable in such sale is equal to or in excess of the applicable threshold.

On August 18, 2020, a representative of the Companies sent an email to members of FVAC management confirming that the Companies and FVAC were in agreement in principle on the proposed treatment of such shares and that the parties would amend the Merger Agreement and the Parent Sponsor Letter Agreement to reflect this change.

On August 19, 2020, Weil sent to Sidley and Simpson Thacher initial drafts of the first amendment to the Merger Agreement (the “First Amendment”) and an amended and restated Parent Sponsor Letter Agreement. On August 20, 2020, Sidley and STB sent to Weil revised drafts of the First Amendment and the amended and restated Parent Sponsor Letter Agreement.

Later on August 20, 2020, Weil sent to Sidley and Simpson Thacher further revised drafts of the First Amendment and the amended and restated Parent Sponsor Letter Agreement.

On August 26, 2020, the parties executed the First Amendment and the amended and restated Parent Sponsor Letter Agreement.

Recommendation of the FVAC Board of Directors and Reasons for the Business Combination

The FVAC Board, in evaluating the Business Combination, consulted with FVAC’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of FVAC and its stockholders and (ii) to recommend that the stockholders adopt the Merger Agreement and approve the Business Combination and the transactions contemplated thereby, the FVAC Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the FVAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The FVAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of FVAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements”.

In approving the Business Combination, the FVAC Board determined not to obtain a fairness opinion. The officers and directors of FVAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience and sector expertise of FVAC’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, FVAC’s officers and directors and FVAC’s advisors have substantial experience with mergers and acquisitions.

The FVAC Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•

Industry. The current and prospective business climate in the ex-China rare earth materials market presents a high barrier to entry, with the Companies serving as the only scaled source in North America for critical rare earth materials that enable the mobility of EVs, drones, defense systems, wind turbines, robotics and many other high-growth, advanced technologies;

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Rare Product. Upon completion of the Stage II optimization plan, the Companies’ mine is expected to produce Neodymium-Praseodymium (“NdPr”), a rare earth material used in high-strength permanent magnets that power the traction motors of EVs, robotics, wind turbines, drones and many other high-growth, advanced motion technologies;

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Growth Prospect. The belief that (a) the growing demand for EVs will result in the market for NdPr to rapidly fall into deficit without credible global resources with economic viability at current prices, (b) the demand for EVs alone could possibly consume the entire world supply for NdPr within a decade, and (c) that the global industry and governments are motivated to diversify sourcing for NdPr beyond China, which currently dominates the market, to ensure the availability of NdPr and provide the certainty required to invest in the supply chains necessary for ex-China EV production;

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Due Diligence. FVAC’s management and advisors conducted significant due diligence examinations of the Companies, including: hiring a consultant to examine the Companies’ operational readiness, conducting commercial due diligence, conducting legal due diligence, including the engagement of an attorney with expertise in California mining law, the engagement of an environmental consultant to perform environmental, health and safety due diligence, due diligence on insurance matters, and financial due diligence and, in each case, conducting discussions with the Companies’ management and FVAC’s financial and legal advisors concerning such due diligence examination of the Companies;

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Title Opinion. The consummation of the Business Combination contemplated by the Merger Agreement is conditioned upon the delivery by SNR and MPMO to FVAC of a title opinion and survey in respect of the Mountain Pass facility consistent with the terms of the Merger Agreement;

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Valuation. The belief that the Business Combination presents an attractive investment opportunity at the agreed valuation based on due diligence and evaluation of the investment opportunity by FVAC with respect to the Companies;

•	PIPE Investment. Third-party investor interest in the PIPE Investment served as validation of the valuation and opportunity represented by a transaction with the Companies;

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Strategy. The Companies’ Stage II optimization plan involves proven technology previously executed and relied upon at the Mountain Pass facility for decades, and the belief that the Companies have shown credible execution skill during Stage I of its long-term growth strategy;

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Stockholder Liquidity. The FVAC Board believes the Business Combination offers stockholders greater liquidity because of the obligation in the Merger Agreement to have FVAC Class A common stock issued as merger consideration listed on the NYSE, a major U.S. stock exchange. Even prior to the Business Combination, the FVAC Board recognized the liquidity opportunity for FVAC public stockholders in connection with redemption rights;

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Alignment. The FVAC Board and the Companies have structured the Business Combination with significant performance-based vesting incentives that better align current and prospective MPMC stockholders in a way to create long-term value;

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Lock-Up. JHL Capital Group Holdings One LLC and JHL Capital Group Holdings Two LLC have agreed to be subject to a 1-year lockup in respect of their MPMC Class A common stock, and Saratoga Park Ltd., QVT Family Office Onshore LP and Fourth Avenue FF Opportunities LP – Series E have agreed to be subject to a 180-day lockup in respect of their MPMC Class A common stock, in each case subject to certain customary exceptions (including the attainment of certain trading price thresholds), which will provide important stability to the leadership and governance of MPMC;

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Financial Condition. The FVAC Board also considered factors such as the Companies’ historical financial results, outlook, financial plan and debt structure. In considering these factors, the FVAC Board reviewed the Companies’ growth since acquiring the Mountain Pass facility out of bankruptcy, the current prospects for growth if the Companies achieve their business plans and various historical and current balance sheet items for the Companies. In reviewing these factors, the FVAC Board noted that the Companies are well-positioned for strong future growth;

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Experienced and Proven Management Team. The Companies have a strong management team and the senior management of the Companies intend to remain with MPMC in the capacity of officers and/or directors, which will provide helpful continuity in advancing the Companies’ strategic and growth goals;

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Other Alternatives. The FVAC Board believes, after a thorough review of other business combination opportunities reasonably available to FVAC, that the proposed Business Combination represents the best potential business combination for FVAC and the most attractive opportunity for FVAC’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the FVAC Board’s belief that such process has not presented a better alternative; and

•

Negotiated Transaction. The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between FVAC and the Companies.

The FVAC Board also considered a variety of uncertainties and risk and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

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Commodities Risks. Macroeconomic uncertainty, including uncertainty with respect to commodity pricing or sustained, low price levels of NdPr, may negatively impact the profitability and cash flow of the Companies;

•	Innovation Risk. The adoption rate of EVs may be slower than anticipated, which may affect the demand for NdPr that the FVAC Board anticipates;

•

Costs Savings and Growth Initiatives May Not be Achieved. The risk that the cost savings and growth initiatives of the Companies’ capital improvement associated with Stage II optimization and Stage III downstream expansion of the Companies’ long-term growth strategy may not be fully achieved or may not be achieved within the expected timeframe;

•	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•	Substitution Risk: There may be other rare earth materials that produce comparable high strength permanent magnets that may impact the profitability of NdPr production;

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Management Experience. The Companies’ management team primarily developed their management experience outside of the mining and special chemical industry, and have not previously managed a public company;

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Execution Risk. The risks associated with the Companies’ current implementation of Stage II of the Companies’ long-term growth strategy, including the reliance on third party vendors for certain services, including construction and delivery of materials;

•	Forward Estimates. The FVAC Board considered transaction economics and valuation justified by projected results and cash flows, instead of historical results;

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Geopolitical Risk. The Companies currently sell product to Shenghe Resources (Singapore), which subsequently sells the product to customers in China, which customers may react negatively to the proposed Business Combination or other political influences;

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Catastrophic Event Risk. The risk associated with a single site asset such as the Mountain Pass mine, which is located in mountainous terrain and in an active seismic area, and the belief that the Companies’ operations are exposed to catastrophic perils such as earthquakes, collapse, floods, pollution, and other geological and environmental risks;

•	Pending Management Arrangements. Certain members of MPMO’s management team that are expected to remain as management to MPMC were still negotiating employment arrangements;

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MPMC Management Compensation. Certain members of MPMO’s management who will become officers of MPMC will be granted equity awards as a result of the Business Combination (some of which will be liquid, subject to a lockup period), and will be less dependent upon the financial success of MPMC in the future;

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Regulation. The risk that changes in the regulatory and legislative landscape or new industry developments, including changes in market prices, may adversely affect the business benefits anticipated to result from the Business Combination;

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Environmental Risk. The Companies are subject to various types of environmental risk associated with the historical operation of the Companies’ mine and compliance infrastructure for planned operations;

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Redemption Risk. The potential that a significant number of FVAC stockholders elect to redeem their public shares prior to the consummation of the Business Combination and pursuant to FVAC’s current charter, which would potentially make the Business Combination more difficult or impossible to complete;

•	Stockholder Vote. The risk that FVAC’s stockholders may fail to provide the respective votes necessary to effect the Business Combination;

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within FVAC’s control;

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

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Listing Risks. The challenges associated with preparing the Companies, private entities, for the applicable disclosure and listing requirements to which MPMC will be subject as a publicly traded company on the NYSE;

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Liquidation of FVAC. The risks and costs to FVAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in FVAC being unable to effect a business combination by May 4, 2022;

•	No Third-Party Valuation. The risk that FVAC did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;

•	FVAC Stockholders Receiving a Minority Position in MPMC. The risk that FVAC stockholders will hold a minority position in MPMC; and

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, the FVAC Board also considered other factors including, without limitation:

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Interests of Certain Persons. Some officers and directors of FVAC have interests in the Business Combination. See “Interests of FVAC’s Directors and Officers in the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus; and

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Other Risks Factors. Various other risk factors associated with the business of the Companies, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/consent solicitation/prospectus.

The FVAC Board concluded that the potential benefits that it expected FVAC and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. The FVAC Board also noted that the FVAC stockholders would have a substantial economic interest in the combined company (depending on the level of FVAC stockholders that sought redemption of their public shares into cash). Accordingly, the FVAC Board unanimously determined that the Business Combination and the transactions contemplated by the Merger Agreement, were advisable and in the best interests of FVAC and its stockholders.

Recommendation of the MPMO Board of Directors and Reasons for the Business Combination

After consideration, the MPMO Board adopted resolutions determining that the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement are advisable, fair to, and in the best interests of MPMO and its unitholders, and adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement. The MPMO Board recommends that the holders of MPMO common units adopt and approve the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement by executing and delivering the written consent furnished with this proxy statement/consent solicitation/prospectus.

In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement and to recommend that the holders of MPMO common units adopt and approve the Merger Agreement and thereby approve the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, the MPMO Board consulted with MPMO’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of MPMO’s business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing an initial public offering of MPMO. The MPMO Board considered various factors in favor of its decision, including, but not limited to, the following material factors:

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Other Alternatives. That the MPMO Board believes, after reviewing alternative strategic opportunities from time to time, that the proposed Business Combination represents the best potential transaction for MPMO to create greater value for MPMO’s unitholders, while also providing greater liquidity by owning stock in a public company;

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Advantages Over a Traditional Initial Public Offering (“IPO”). Prior to executing the Merger Agreement, the MPMO Board considered the alternative of a traditional IPO, including in conjunction with a potential private placement of equity. The MPMO Board considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies of a similar size as MPMO, the Business Combination provides certain advantages over a traditional IPO, including that the Business Combination is likely to provide for a more time- and cost-effective means to access capital with a higher likelihood of completion in light of the committed equity investments, greater valuation certainty and potentially less dilution to MPMO’s existing unitholders;

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Terms of the Merger Agreement. The MPMO Board considered the terms and conditions of the Merger Agreement, including, but not limited to, the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the Business Combination;

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Size of Post-Combination Company. The MPMO Board considered the post-combination implied enterprise value of approximately $1.0 billion, which would provide MPMO’s unitholders with the opportunity to go forward with ownership in a public company with a larger market capitalization;

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Access to Capital. The MPMO Board expects that the Business Combination would be a more time- and cost-effective means to access capital and repay a portion of its existing indebtedness than other options considered, including an IPO;

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Benefit from Being a Public Company. The MPMO Board believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company;

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Parent Sponsor Letter Agreement. The MPMO Board considered that the Class F Holders entered into Parent Sponsor Letter Agreement, pursuant to which the Class F Holders agreed to vote shares representing approximately 20% of the aggregate voting power of the FVAC common stock in favor of the proposals required to effect the Business Combination. The Class F Holders also agreed that all of the shares of FVAC Class A common stock issued upon the conversion of the Founder Shares purchased prior to FVAC’s IPO (other than the Surrendered Shares) will be unvested and will be subject to certain vesting and forfeiture provisions as provided in the Parent Sponsor Letter Agreement. For a more detailed discussion, please see “Related Agreements—Amended and Restated Parent Sponsor Letter Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus;

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MPMO Support Agreement. The MPMO Board considered that JHL Capital Group Holdings Two LLC and certain other unitholders of MPMO holding in the aggregate at least a majority of the issued and outstanding MPMO common units entered into the MPMO Support Agreement with FVAC, pursuant to which the MPMO unitholders party thereto have agreed to vote, consent or approve all common units held by such unitholders, which represent approximately 98% of the outstanding common units of

MPMO, in favor of adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement;

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Lock-up. JHL Capital Group Holdings One LLC, JHL Capital Group Holdings Two LLC and Sponsor have agreed to be subject to a 1-year lockup in respect of their MPMC Class A common stock, and Saratoga Park Ltd., QVT Family Office Onshore LP and Fourth Avenue FF Opportunities LP – Series E have agreed to be subject to a 180-day lockup in respect of their MPMC Class A common stock, in each case subject to certain customary exceptions (including the attainment of certain trading price thresholds), which will provide important stability to the leadership and governance of MPMC; and

•

Amended and Restated Registration Rights Agreement. The MPMO Board also considered that, as of the closing of the Business Combination, FVAC will enter into the A&R RRA with JHL Capital Group Holdings One LLC, JHL Capital Group Holdings Two LLC, the QVT Holders and certain other stockholders of FVAC. In accordance with the A&R RRA, the A&R RRA Parties and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that FVAC will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

The MPMO Board also considered a variety of risks, uncertainties and other potentially negative factors pertaining to the Business Combination, including, but not limited to, the following:

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Risk that the Business Combination may not be Completed. The MPMO Board considered the risk that the Business Combination might not be consummated in a timely manner or at all, due to a lack of FVAC Stockholder approval or failure to satisfy various conditions to closing;

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Impact on Reputation and Business if the Business Combination is not Completed. The MPMO Board considered the possibility that the Business Combination might not be completed and that there may be an adverse effect of the public announcement of the Business Combination on MPMO’s reputation and business in the event the Business Combination is not completed;

•

Expenses and Challenges. The MPMO Board considered the expenses to be incurred in connection with the Business Combination and related administrative challenges associated with combining the companies;

•

Costs of Being a Public Company. The MPMO Board considered the additional public company expenses and obligations that MPMO’s business will be subject to following the Business Combination that it has not previously been subject to;

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Restrictions on Operation of MPMO’s Business. The MPMO Board considered the fact that, although MPMO will continue to exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its operations prior to the completion of the Business Combination, the Merger Agreement generally obligates MPMO, subject to FVAC’s prior consent (which consent may not be unreasonably withheld, conditioned or delayed), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent MPMO from undertaking certain business opportunities that might arise pending completion of the Business Combination;

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Interests of MPMO Directors and Executive Officers. The MPMO Board considered the fact that certain directors and executive officers of MPMO have interests in the merger that may be different from, or in addition to, the interests of MPMO unitholders generally, including the manner in which they would be affected by the Business Combination, and the other matters disclosed in the section titled “The Business Combination—Interests of Directors and Officers of the Companies in the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

•	Other Risks. The MPMO Board considered various other risks associated with the combined organization and the Business Combination, including the risks described in the section titled “Risk Factors”.

The foregoing discussion of the factors considered by the MPMO Board is not intended to be exhaustive, but, rather, includes the material factors considered by the MPMO Board. In reaching its decision to adopt and approve the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, the MPMO Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The MPMO Board considered all of these factors as a whole, including discussions with, and questioning of, MPMO’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

The MPMO Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected MPMO’s unitholders would receive as a result of the Business Combination, including the belief of the MPMO Board that the Business Combination would maximize the immediate value of MPMO common units and preferred units and eliminate the risk and uncertainty affecting the future prospects of MPMO, including the potential execution risks associated with an IPO of MPMO. Accordingly, the MPMO Board determined that the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement are advisable, fair to, and in the best interests of MPMO and its unitholders, and adopted and approved the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement. The MPMO Board recommends that the holders of MPMO common units consent to the Companies’ Merger Proposal.

Recommendation of the SNR Board and Reasons for the Business Combination

After consideration, the SNR Board adopted resolutions determining that the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR) are advisable, fair to, and in the best interests of SNR and its unitholders, and adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR). The SNR Board recommends that the holders of SNR units adopt and approve the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR) by executing and delivering the written consent furnished with this proxy statement/consent solicitation/prospectus.

In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement and to recommend that the holders of SNR units adopt and approve the Merger Agreement and thereby approve the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization), the SNR Board consulted with SNR’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of SNR’s business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing an initial public offering of SNR. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the SNR Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The SNR Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of SNR’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements”.

In evaluating the Business Combination, the SNR Board engaged Murray Devine to render financial advisory and valuation services to SNR, including an opinion to the SNR Board as to fairness, from a financial point of view, to SNR of the consideration in the Business Combination.

In addition to the fairness opinion of Murray Devine, the SNR Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions and ancillary agreements contemplated thereby (including the Pre-Closing Reorganization as it applies to SNR), including, but not limited to, the following material factors:

•	Business Strategy of FVAC. The SNR Board considered the business strategy and strategic plan of FVAC, its prospects for the future and projected financial results;

•

Advantages Over a Traditional Initial Public Offering (“IPO”). Prior to executing the Merger Agreement, the SNR Board considered the alternative of a traditional IPO, including in conjunction with a potential private placement of equity. The SNR Board considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies of a similar size as SNR, the Business Combination provides certain advantages over a traditional IPO, including that the Business Combination is likely to provide for a more time- and cost-effective means to access capital with a higher likelihood of completion in light of the committed equity investments, greater valuation certainty and potentially less dilution to SNR’s existing unitholders;

•

Strategic Options. The SNR Board considered the strategic options available to SNR, the SNR Board’s assessment of those options with respect to the prospects and estimated results of the execution by SNR of its business plan as an independent entity under various scenarios, and the determination that none of those options or the execution of the business plan was more likely to create greater present value for SNR’s unitholders than the value to be paid by FVAC;

•

Terms of the Merger Agreement. The SNR Board considered the terms of the Merger Agreement, including the representations, warranties and covenants of the parties, the merger consideration and the benefits to SNR, the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the Business Combination;

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Additional Consideration for Unitholders. The SNR Board considered that, if certain price targets are achieved during the ten (10) year period following the closing of the Business Combination, SNR unitholders will have the right to receive up to 2,797,429 additional shares of FVAC stock;

•

Size of Post-Combination Company. The SNR Board considered the post-combination implied enterprise value of approximately $1.0 billion, which would provide SNR’s unitholders with the opportunity to go forward with ownership in a public company with a larger market capitalization;

•

Benefit from Being a Public Company. The SNR Board believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company;

•

Opinion of Murray Devine. The SNR Board considered the financial analysis presented by Murray Devine to the SNR Board, and the opinion delivered to the SNR Board by Murray Devine to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the merger consideration to be received by SNR unitholders in the Business Combination is fair, from a financial point of view, to such SNR unitholders;

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Parent Sponsor Letter Agreement. The SNR Board considered that the Class F Holders entered into Parent Sponsor Letter Agreement, pursuant to which the Class F Holders agreed to vote shares representing approximately 20% of the aggregate voting power of the FVAC common stock in favor of the proposals required to effect the Business Combination. The Class F Holders also agreed that all of the shares of FVAC Class A common stock issued upon the conversion of the Founder Shares purchased prior to FVAC’s IPO (other than the Surrendered Shares) will be unvested and will be subject to certain vesting and forfeiture provisions as provided in the Parent Sponsor Letter Agreement. For a more detailed discussion, please see “Related Agreements—Parent Sponsor Letter Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus;

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SNR Support Agreement. The SNR Board considered that JHL Capital Group Holdings One LLC and certain other unitholders of SNR holding in the aggregate at least a majority of the issued and outstanding SNR units entered into the SNR Support Agreement with FVAC, pursuant to which the SNR unitholders party thereto have agreed to vote, consent or approve all common units held by such unitholders, which represent approximately 89% of the outstanding units of SNR, in favor of adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR);

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Lock-up. JHL Capital Group Holdings One LLC, JHL Capital Group Holdings Two LLC and Sponsor have agreed to be subject to a 1-year lockup in respect of their MPMC Class A common stock, and Saratoga Park Ltd., QVT Family Office Onshore LP and Fourth Avenue FF Opportunities LP—Series E have agreed to be subject to a 180-day lockup in respect of their MPMC Class A common stock, in each case subject to certain customary exceptions (including the attainment of certain trading price thresholds), which will provide important stability to the leadership and governance of MPMC; and

•

Amended and Restated Registration Rights Agreement. The SNR Board also considered that, as of the closing of the Business Combination, FVAC will enter into the A&R RRA with JHL Capital Group Holdings One LLC, JHL Capital Group Holdings Two LLC, the QVT Holders and certain other stockholders of FVAC. In accordance with the A&R RRA, the A&R RRA Parties and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that FVAC will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

The SNR Board also considered a number of potential risks and uncertainties associated with the Business Combination in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•

Impact on Operations. The SNR Board considered the potential risk of diverting management attention and resources from the operation of SNR’s business and towards the completion of the Business Combination;

•

Impact on Business Opportunities. The SNR Board considered the restrictions on the conduct of SNR’s business before the completion of the Business Combination, which are customary for merger agreements, but which, subject to specific exceptions, could delay or prevent SNR from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of SNR absent the pending Business Combination;

•

Conditional Additional Consideration for Unitholders. The SNR Board considered that the rights of SPR unitholders to receive up to 2,797,429 additional shares of FVAC stock following the closing of the Business Combination are conditioned on the satisfaction of certain conditions that are not within SNR’s control;

•

Risk that the Business Combination may not be Completed. The SNR Board considered the risk that the Business Combination might not be consummated in a timely manner or at all, due to a lack of FVAC Stockholder approval or failure to satisfy various conditions to closing that are not within SNR’s control;

•	Expenses and Challenges. The SNR Board considered the expenses to be incurred in connection with the Business Combination and related administrative challenges associated with combining the companies;

•

Costs of Being a Public Company. The SNR Board considered the additional public company expenses and obligations that SNR’s business will be subject to following the Business Combination that it has not previously been subject to;

•

Interests of SNR Directors and Executive Officers. The SNR Board considered the fact that certain directors and executive officers of SNR have interests in the merger that may be different from, or in addition to, the interests of SNR unitholders generally, including the manner in which they would be affected by the Business Combination, and the other matters disclosed in the section titled “The Business Combination—Interests of Directors and Officers of the Companies in the Business Combination” beginning on page [●] of this proxy statement/consent solicitation/prospectus; and

•	Other Risks. The SNR Board considered various other risks associated with the combined organization and the Business Combination, including the risks described in the section titled “Risk Factors”.

The SNR Board considered all of these factors as a whole, including discussions with, and questioning of, SNR’s management and SNR’s independent financial and legal advisors. The SNR Board concluded that the potential benefits that it expected SNR and its unitholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. The SNR Board unanimously determined that the Business Combination and the transactions contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR), were advisable and in the best interests of SNR and its unitholders.

The foregoing discussion of the factors considered by the SNR Board is not intended to be exhaustive, but, rather, includes the material factors considered by the SNR Board. The SNR Board considered all of these factors as a whole, including discussions with, and questioning of, SNR’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

The SNR Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected SNR’s unitholders would receive as a result of the Business Combination, including the belief of the SNR Board that the Business Combination would maximize the immediate value of SNR units and eliminate the risk and uncertainty affecting the future prospects of SNR, including the potential execution risks associated with an IPO of SNR. Accordingly, the SNR Board determined that the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR) are advisable, fair to, and in the best interests of SNR and its unitholders, and adopted and approved the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement (including the Pre-Closing Reorganization as it applies to SNR). The SNR Board recommends that the holders of SNR units consent to the Companies’ Merger Proposal.

Opinion of SNR’s Financial Advisor

On June 27, 2020, the SNR Board retained Murray Devine to serve as its exclusive financial advisor in connection with evaluating and implementing a potential transaction involving the sale or merger of SNR. The SNR Board selected Murray Devine as its financial advisor because Murray Devine is a nationally recognized valuation advisory firm with substantial experience in the valuation of illiquid, complex investments in connection with mergers and acquisitions and other corporate transactions in the area of mining and related industries.

Murray Devine reviewed the financial aspects of the proposed Business Combination with SNR’s Board and, on July 14, 2020, delivered a written opinion to SNR Board that, subject to the review, assumptions and limitations set forth in the opinion, the consideration to be received by the unitholders of SNR in connection with the Business Combination was fair, from a financial point of view, to the unitholders of SNR.

The full text of Murray Devine’s written opinion is attached as Annex L and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Murray Devine. The summary of Murray Devine’s opinion included herein is qualified in its entirety by reference to the full text of such opinion.

Murray Devine’s opinion was directed to the SNR Board (solely in its capacity as such) and addresses only the fairness of the merger consideration to be paid to SNR unitholders pursuant to the merger agreement in connection with the Business Combination. Murray Devine did not opine on any individual stock, cash, or other components of consideration payable in connection with the Business Combination. Murray Devine’s opinion did not constitute a recommendation to SNR as to whether or not SNR should enter into the merger agreement or to any unitholders of SNR as to how such unitholders should vote at any special meeting called to consider and vote upon the Business Combination or any related matter. Murray Devine’s opinion does not address the underlying business decision to proceed with the Business Combination or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of SNR relative to the amount of consideration to be paid with respect to the Business Combination. Murray Devine’s opinion should not be construed as implying that the value of the merger consideration is necessarily the highest or best price that could be obtained by SNR in a sale, merger, or combination transaction with a third party. Other than as specifically set forth in the opinion, Murray Devine did not express any opinion with respect to the terms and provisions of the merger agreement or the enforceability of any such terms or provisions.

During the course of Murray Devine’s engagement and for the purposes of the opinion set forth herein, Murray Devine reviewed (i) SNR’s audited financial statements for the years ended December 31, 2019 and 2018, (ii) SNR’s 2020 operating budget, (iii) SNR’s balance sheet as of June 30, 2020 and income statement for the six months ended June 30, 2020, (iv) financial forecasts based on the Business Combination concerning the business and operations of SNR and MPMO on a consolidated basis, as furnished to Murray Devine by, and prepared by SNR’s management for purposes of Murray Devine’s analysis (the “Projections”), (v) the investor presentation prepared by Morgan Stanley, dated June 2020, for SNR, MPMO and FVAC, (vi) the lease and license agreement, dated April 3, 2017, by and between SNR and MPMO, (vii) the letter of intent provided by FVAC to SNR and MPMO relating to the proposed business combination, dated June 4, 2020, and (viii) a draft dated July 13, 2020 of the agreement and plan of merger by and among FVAC, MPMO, SNR and other related entities. In addition, Murray Devine held discussions with management of SNR and MPMO regarding historical and projected future financial performance, operations, products and customers, analyzed comparable publicly traded companies, and reviewed relevant industry and economic data.

In performing its review, Murray Devine used and relied upon the accuracy and completeness of certain past and current audited and unaudited financial information, projected financial information and other information, data and materials provided, discussed or otherwise made available to Murray Devine by or on behalf of SNR. Murray Devine further relied on assurances from SNR management that SNR management was not aware of any facts that would cause the foregoing information to be incomplete or misleading in any material respect as of the date of Murray Devine’s opinion. Murray Devine was not asked to and has not undertaken an independent verification of any of such information, and does not assume any responsibility or liability for the accuracy or completeness thereof. Murray Devine relied upon and assumed without independent verification, the accuracy and completeness of all such information and does not assume any responsibility with respect to such information. Without limiting the foregoing, management of SNR advised Murray Devine that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of MPMO and SNR and Murray Devine expressed no opinion with respect to the Projections. Murray Devine also used and relied upon information contained in various publicly available reports and statements. Murray Devine does not assume responsibility for the accuracy of such information and relied upon it without independent verification.

Murray Devine did not participate in any negotiations relating to the terms of the Business Combination or solicit expressions of interest from any third parties or make any other investigations or present any possible alternatives to the Business Combination. Murray Devine’s opinion is not intended to be and should not be construed as any form of recommendation to the SNR Board or any other party relating to the Business Combination. Murray Devine offered no opinion or advice as to legal, regulatory, accounting, insurance or tax matters relating to the Business Combination and assumed that such opinions and advice has or will be obtained from appropriate professionals.

Murray Devine’s opinion was based solely upon the information available to Murray Devine and described above, and the economic, market and other circumstances as they existed as of the date thereof. In arriving at its opinion, Murray Devine did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

The following is a summary of the material analyses prepared by Murray Devine and delivered to the SNR Board on July 14, 2020, in connection with the delivery of its fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Murray Devine, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances of the contemplated merger. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Murray Devine did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Murray Devine.

Enterprise Value—Comparable Public Companies. Based on a three-stage Projection prepared by SNR and MPMO (“MP Materials”), Murray Devine compared the multiples implied by the transaction to publicly traded companies.

In stage one of the Projections (which has been completed), MP Materials would commission the mining, milling and flotation processes to produce a high-quality rare earth concentrate, an intermediate product that is currently sold into Asia. Median monthly production would be greater than 2.6x that of its predecessor in a largely fixed cost business, with adjusted EBITDA and free cash flow being positive (collectively, “Stage I Projections”).

In stage two of the Projections (to be completed by 2022), MP Materials would retrofit the existing processing facility workflow to make separated rare earth oxides more reliably, at significantly lower cost and with an expected smaller environmental footprint. This is expected to result in 2023 revenue of $415.4M and adjusted EBITDA of $252M (collectively, “Stage II Projections”).

In stage three of the Projections (2025 and later), MP Materials would leverage a singular source of commercial-scale Western rare earth supply to expand downstream to magnets, easing concerns about China as a supply chain, with the flexibility to buy, build or joint venture with substantial incremental revenue and EBITDA opportunity (collectively, “Stage III Projections”).

With the completion of Stage II in 2022, SNR and MPMO could anticipate mining certain amounts of rare earth minerals at specified rates, including Neodymium Praseodymium Oxide at up to ~6,000 Mt per year, commanding a price of ~$70.00 per kilogram. NdPr is projected to account for over 92% of SNR and MPMO’s revenue in the projection period, amidst increased demand.

Based on the Projections, Murray Devine performed a discounted cash flow valuation of MP Materials to determine the fairness, as part of the Business Transaction, of the $10.00 per share price of the FVAC shares to be issued. In doing so, Murray Devine developed a discount rate based on market variables, used a weighted average cost of capital ranging from 10.5% to 16.5% and tax effected cash flows at 27.0%. This resulted in a range of value of $8.56 to $12.76 per share. Based on $10.00 per share of FVAC stock, the Business Combination implies an enterprise value of $1.0 billion for MP Materials or 12.2x 2021P EBITDA and 5.8x 2022P EBITDA. These implied multiples are in-line with those exhibited by public companies in the industry for 2021P and 2022P.

Multiples of EBITDA
	2020	2021	2022
MP Materials	34.6x	12.2x	5.8x

Lynas Corporation Limited	23.4x	12.6x	6.1x

Other Guideline Public Companies
Livent Corporation	22.7x	12.1x	9.6x
Albemarle Corporation	14.8x	12.7x	10.8x
Lithium Americas Corp.	Neg	16.0x	10.0x
First Quantum Minerals Ltd.	9.5x	7.7x	7.2x
Rainbow Rare Earths Limited	6.8x	4.1x	n/a
Neo Performance Materials Inc.	9.2x	6.2x	5.9x
Western Areas Limited	4.0x	3.8x	3.6x

Mean (ex. Lynas)	11.2x	8.9x	7.8x
Median (ex. Lynas)	9.3x	7.7x	8.4x

Revenue Stream and Royalty Rate. Based on the Projections and assuming completion of Stage II and Stage III, Murray Devine also performed a discounted cash analysis based on the projected SNR revenue stream under the lease and license agreement, dated April 3, 2017, by and between SNR and MPMO, whereby SNR is entitled to quarterly “Gross Revenue Royalties” equal to 2.5% of MPMO’s gross proceeds from its sales of rare earth products.

Based on Stage II Projections, Murray Devine performed a discounted cash flow analysis of the project royalty stream, developing a discount rate based on publicly traded royalty streams, with discount rates ranging from 4.5% to 7.5% and tax effected royalty cash flows at 27%. This resulted in a range of values to SNR of $88.5M to $293.1M compared to the $200M to be received at closing.

Based on Stage III Projections, Murray Devine performed a discounted cash flow analysis of the projected royalty stream, developing a discount rate based on publicly traded royalty streams, with discount rates ranging from 8.0% to 11.0% and tax effected royalty cash flows at 27%. This resulted in a range of values to SNR of $136.4M to $309.8M compared to the $200M to be received at closing.

Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor, analysis or comparison, Murray Devine determined that, as of the date of its opinion, subject to the review, assumptions and limitations set forth in the opinion, the merger consideration to be paid pursuant to the merger agreement in connection with the Business Combination, in light of current market conditions, is fair from a financial point of view to SNR’s unitholders. Each SNR unitholder is encouraged to read Murray Devine’s fairness opinion in its entirety. The full text of this fairness opinion is included as Annex L.

Satisfaction of 80% Test

The NYSE rules require that FVAC’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of FVAC’s signing a definitive agreement in connection with its initial business combination. As of July 15, 2020, the date of the execution of the Merger Agreement, the value of the net assets held in the Trust Account was approximately $345,036,875 and 80% thereof represents approximately $276,029,500. In reaching its conclusion that the Business Combination meets the 80% asset test, the FVAC Board used as a fair market value the enterprise value of approximately $1.0 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Merger Agreement. In determining whether the enterprise value described above represents the fair market value of the Companies, the FVAC Board considered all of the factors described in this section and the section of this proxy statement/consent solicitation/prospectus entitled “The Merger Agreement” and the fact that the purchase price for the Companies was the result of an arm’s length negotiation. As a result, the FVAC Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account).

Interests of FVAC’s Directors and Officers in the Business Combination

In considering the recommendation of the board of directors of FVAC to vote in favor of approval of the Business Combination Proposal, the Charter Proposals and the other proposals, FVAC stockholders should keep in mind that certain members of the board of directors and executive officers of FVAC and the Sponsor, including the Insiders, have interests in such proposals that may be different from, or in addition to, those of FVAC stockholders generally. In particular:

•

In connection with the PIPE Investment and the consummation of the Business Combination, the Sponsor agreed to purchase 500,000 shares of FVAC Class A common stock at $10.00 per share for an aggregate purchase price of $5,000,000, which PIPE Investment is conditioned upon consummation of the Business Combination. The Chief Executive Officer of FVAC, Andrew A. McKnight, and certain other directors and officers of FVAC will participate in the PIPE Investment indirectly through an investment in the Sponsor. The Sponsor currently holds a controlling stake in FVAC, and will participate in the PIPE Investment and receive MPMC Class A common stock subject to certain vesting restrictions in connection with the Business Combination.

•

If the Business Combination or another business combination is not consummated by May 4, 2022, FVAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 8,625,000 Founder Shares held by the Sponsors and the two independent directors, which were acquired for an aggregate purchase price of $25,000 by Sponsor prior to FVAC’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $[●] based upon the closing price of $[●] per share on the NYSE on [●], 2020, the FVAC record date. Certain directors and officers of FVAC hold membership interests in the Sponsor which entitle them to a pecuniary interest in the Founder Shares held by the Sponsor.

•

The Sponsor purchased an aggregate of 5,933,333 Private Placement Warrants from FVAC for an aggregate purchase price of $8,900,000 (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of FVAC’s IPO. A portion of the proceeds FVAC received from these purchases was placed in the Trust Account. Such warrants had an estimated aggregate value of $[●] based on the closing price of $0.[●] per public warrant on the NYSE on [●], 2020, the FVAC record date. The Private Placement Warrants will become worthless if FVAC does not consummate a business combination by May 4, 2022.

•	Andrew A. McKnight, Chief Executive Officer and director of FVAC, is expected to become a member of the board of directors of MPMC upon consummation of the Business Combination.

•

If FVAC is unable to complete a business combination within the required time period, the Sponsor will be liable to FVAC under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement.

•	Following the consummation of a business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company.

•

The Insiders, and any of their respective affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. However, if FVAC fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, FVAC may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated by May 4, 2022.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Interests of Directors and Officers of the Companies in the Business Combination

When you consider the recommendations of the MPMO Board and the SNR Board in favor of approval of the Companies’ Merger Proposal, you should keep in mind that the directors and officers of the Companies have interests in the Business Combination that are different from, or in addition to, those of the Companies’ respective unitholders generally. These interests include, among other things, the interests listed below.

•

That certain of the Companies’ directors and officers will become directors and officers of MPMC upon the consummation of the Business Combination. Specifically, the following individuals, who are currently directors and/or officers of MPMO or SNR, will become officers of MPMC upon the consummation of the Business Combination, serving in the offices set forth opposite their names below:

Name	Office
James H. Litinsky	Chairman and Chief Executive Officer
Michael Rosenthal	Chief Operating Officer
Ryan Corbett	Chief Financial Officer
Sheila Bangalore	Chief Strategy Officer and General Counsel

•

That Randall Weisenburger, who is currently a director of SNR, will become a director of MPMC upon the consummation of the Business Combination. In addition, Mr. Weisenburger will be entitled to payment of deferred director fees in the amount of $500,000 prior to the consummation of the Business Combination.

•

That the employment agreements of certain executive officers of MPMO provide for the grant of certain equity awards and/or the payment of certain bonuses following the closing of the Business Combination. Please see the sections entitled “Executive Compensation—Companies—Employment Agreements and Other Arrangements with Executive Officers” of this proxy statement/consent solicitation/prospectus for further discussion.

•

That James H. Litinsky, who currently serves as the Chairman of each of MPMO and SNR, is the Chief Executive Officer of JHL Capital Group, which manages each of (i) JHL Capital Group Holdings One LLC, which currently holds approximately 72.6% of the interests in SNR and, accordingly, if the Business Combination is consummated, will be entitled to approximately 14.5 million shares of MPMC

Class A common stock (assuming no public stockholder redemptions) and a contingent right to receive shares of MPMC Class A common stock as earnout consideration as described in “The Merger Agreement—Merger Consideration”, and (ii) JHL Capital Group Holdings Two LLC, which (A) currently holds approximately 60% of the interests, on a fully diluted basis, in MPMO and, accordingly, if the Business Combination is consummated, will be entitled to approximately 43.1 million shares of MPMC Class A common stock (assuming no public stockholder redemptions) and a contingent right to receive shares of MPMC Class A common stock as earnout consideration as described in “The Merger Agreement—Merger Consideration”, and (B) as of June 30, 2020, is owed approximately $4.6 million (principal and accrued interest) under the MPMO Unsecured Note and approximately $10.7 million (principal and accrued interest) under the MPMO Secured Note, both of which will be fully repaid by FVAC (on behalf of MPMO) at the closing of the Business Combination.

•

That Michael Rosenthal, who currently serves as the Chief Executive Officer of MPMO, is a partner in QVT Financial LP (“QVT Financial”), which manages or is affiliated with each of Saratoga Park Ltd., QVT Family Office Onshore LP, Fourth Avenue FF Opportunities LP – Series E (collectively, the “QVT Holders”), which, collectively (i) currently hold approximately 16.2% of the interests in SNR and, accordingly, if the Business Combination is consummated, will be entitled to approximately 3.2 million shares of MPMC Class A common stock (assuming no public stockholder redemptions) and a contingent right to receive shares of MPMC Class A common stock as earnout consideration as described in “The Merger Agreement—Merger Consideration”, (ii) currently hold approximately 23.3%, on a fully diluted basis, of the interests in MPMO and, accordingly, if the Business Combination is consummated, will be entitled to approximately 16.8 million shares of MPMC Class A common stock (assuming no public stockholder redemptions) and a contingent right to receive shares of MPMC Class A common stock as earnout consideration as described in “The Merger Agreement—Merger Consideration”, and (iii) as of June 30, 2020, are owed approximately $1.6 million (principal and accrued interest) under the MPMO Unsecured Note and approximately $4.2 million (principal and accrued interest) under the MPMO Secured Note, both of which will be fully repaid by FVAC (on behalf of MPMO) at the closing of the Business Combination.

Each of the MPMO Board and the SNR Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and the Merger Agreement and in recommending to its respective Company’s unitholders that they vote in favor of the Companies’ Merger Proposal. MPMO and SNR unitholders should take these interests into account in deciding whether to approve the Companies’ Merger Proposal.

Total FVAC Shares to be Issued in the Business Combination

It is anticipated that there will be approximately 112,831,543 shares issued in connection with the Business Combination as of closing, resulting in approximately 147.3 million shares of MPMC Class A common stock outstanding immediately following the Business Combination, assuming no redemptions and excluding the potential dilutive effect of the Earnout Shares, Vesting Shares, and exercise of FVAC public warrants.

Board of MPMC following the Business Combination

Upon the closing of the Business Combination, the MPMC Board will consist of seven directors, each of whom will be voted upon by FVAC’s stockholders at the FVAC special meeting. Please see the sections entitled “Proposal No. 7—The Director Election Proposal” and “Management after the Business Combination” of this proxy statement/consent solicitation/prospectus for additional information.

MPMC Certificate of Incorporation

If the Business Combination is to be consummated, FVAC will replace the current charter with the proposed charter. The proposed charter differs materially from the existing charter in a number of ways. For a table setting forth a summary of the proposed principal changes between the existing charter and the proposed charter, please see the section entitled “Proposals No. 2 Through 6—The Charter Proposals” of this proxy statement/consent solicitation/prospectus.

Name; Headquarters

The name of FVAC after the Business Combination will be “MP Materials Corp.” and its headquarters will be located at MPMO’s principal executive offices at 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119.

Appraisal Rights

Appraisal rights are not available to holders of FVAC Common Stock in connection with the Business Combination under Delaware law.

Appraisal rights are not available to equityholders of MPMO or SNR in connection with the Business Combination under Delaware law.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, for which MPMO has been determined to be the accounting acquirer based on the following predominate factors:

•

MPMO’s unitholders have the greatest voting interest in the combined entity with approximately 48.8% minority interest in a no redemption scenario and a majority interest in a maximum redemption scenario;

•	MPMO’s former executive management will make up the vast majority of the management of MPMC;

•	MPMO’s existing directors and individuals designated by, or representing, MPMO unitholders will constitute a majority of the initial MPMC Board following the consummation of the Business Combination;

•	MPMC will continue to operate under the MP Materials tradename and the headquarters of MPMC will remain as MPMO’s headquarters; and

•	MPMO has a larger employee base and substantive operations.

As the Business Combination will be accounted for as a reverse recapitalization, no goodwill or other intangible assets will be recorded, in accordance with U.S. GAAP. Under this method of accounting, FVAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Reverse Recapitalization will be treated as the equivalent of MPMO issuing stock for the net assets of FVAC, accompanied by a recapitalization. The net assets of FVAC will be stated at historical cost. Operations prior to the Reverse Recapitalization will be those of MPMO.

The SNR Mineral Rights Acquisition will be treated as an asset acquisition under ASC 805 and will be accounted for using the cost accumulation and allocation model. Under this method of accounting, MPMC will allocate the cost of the acquisition on a relative fair value basis to the net assets acquired.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations, qualifications and assumptions set forth herein, and in the opinions filed as Exhibits 8.1 and 8.2 to this Registration Statement, of which this proxy statement/prospectus/consent solicitation forms a part, the following is a discussion of the material U.S. federal income tax consequences of the Business Combination to holders of equity of MPMO and SNR and of the exercise by beneficial owners of FVAC Class A common stock of their redemption rights in connection with the Business Combination and, with respect to the discussion under the caption “Tax Consequences of the Business Combination to Holders of Equity of MPMO and SNR”, constitutes the opinions of Sidley Austin LLP (to the extent describing tax consequences to MPMO or holders of equity of MPMO) and Simpson Thacher & Bartlett LLP (to the extent describing tax consequences to SNR or holders of equity of SNR). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/consent solicitation/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those (i) Holders of units of MPMO and SNR that hold their units and will, following the Business Combination, hold their shares of MPMC Class A common stock, and (ii) beneficial owners of FVAC Class A common stock that hold their FVAC Class A common stock, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax considerations for beneficial owners of Founder Shares. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a “qualified foreign pension fund” or an entity all of the interests of which are held by qualified foreign pension funds;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of units of MPMO or SNR or FVAC Class A common stock that is liable for the alternative minimum tax;

•

a holder of units of MPMO or SNR or FVAC Class A common stock that received such units or FVAC Class A common stock, through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a U.S. Holder of units of MPMO or SNR or FVAC Class A common stock that has a functional currency other than the U.S. dollar;

•	a holder of units of MPMO or SNR or FVAC Class A common stock that holds FVAC Class A common stock, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•

a person required to accelerate the recognition of any item of gross income with respect to units of MPMO or SNR or FVAC Class A common stock as a result of such income being recognized on an applicable financial statement.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of units of MPMO or SNR or FVAC Class A common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. Holder” means a beneficial owner of units of MPMO or SNR or FVAC Class A common stock (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds units of MPMO or SNR or FVAC Class A common stock, the U.S. federal income tax consequences of the Business Combination or a redemption of FVAC Class A common stock, as applicable, to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds units in MPMO or SNR or FVAC Class A common stock, and any partners in such partnership, are urged to consult their own tax advisors with respect to the tax consequences of the Business Combination or a redemption of FVAC Class A common stock in their specific circumstances.

The tax consequences of the Business Combination or a redemption of your FVAC Class A common stock, as applicable, will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the Business Combination or a redemption of your FVAC Class A common stock in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Business Combination to Holders of Equity of MPMO and SNR

Tax Classification of the Business Combination in General

The parties intend for each of the Pre-Closing Reorganization, the MPMO Mergers (taken together) and the SNR Mergers (taken together) to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Each of MPMO, SNR and FVAC have covenanted not to take any action (or fail to take any reasonable action) which would reasonably be expected to prevent or impede each of the MPMO Mergers (taken together) and the SNR Mergers (taken together) from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Further, each of MPMO, SNR and FVAC have covenanted to report each of the MPMO Mergers (taken together) and the SNR Mergers (taken together) as a “reorganization” (absent a change in applicable law). Accordingly, the following discussion assumes that the transactions will so qualify. However the obligations of MPMO, SNR and FVAC to complete the Business Combination are not conditioned on the receipt of opinions from any tax advisor or rulings from the Internal Revenue Service (“IRS”) to the effect that any of the Pre-Closing Reorganization, the MPMO Mergers (taken together) or the SNR

Mergers (taken together) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and the Business Combination will occur even if they do not so qualify. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder is urged to consult its tax advisor with respect to the particular tax consequence of the Business Combination to such holder.

The following discussion assumes that the Earnout Shares will be treated as consideration that can be received on a tax-deferred basis under the reorganization provisions of the Code as opposed to taxable “boot.” If the Earnout Shares are treated as taxable “boot,” the tax consequences described below could be materially different, including both U.S. and non-U.S. Holders being required to recognize gain or loss with respect to the Earnout Shares and non-U.S. Holders also being subject to withholding.

Tax Consequences for U.S. Holders

Pre-Closing Reorganization—MPMO. A U.S. Holder of the equity of MPMO will not recognize gain or loss upon the exchange of MPMO equity for MPMO HoldCo common stock (or preferred stock) pursuant to the Pre-Closing Reorganization. The U.S. Holder’s tax basis in the shares of MPMO HoldCo common stock (or preferred stock) received pursuant to the Pre-Closing Reorganization will equal the adjusted tax basis in the equity of MPMO surrendered in exchange therefor. The holding period for the shares of MPMO HoldCo common stock (or preferred stock) received pursuant to the Pre-Closing Reorganization will include the holding period for the equity of MPMO surrendered in exchange therefor.

Pre-Closing Reorganization—SNR. A U.S. Holder of the equity of SNR will not recognize gain or loss upon the exchange of SNR equity for SNR HoldCo common stock pursuant to the Pre-Closing Reorganization. The U.S. Holder’s tax basis in the shares of SNR HoldCo common stock received pursuant to the Pre-Closing Reorganization will equal the adjusted tax basis in the equity of SNR surrendered in exchange therefor. The holding period for the shares of SNR HoldCo common stock received pursuant to the Pre-Closing Reorganization will include the holding period for the equity of SNR surrendered in exchange therefor.

MPMO Mergers. A U.S. Holder of MPMO HoldCo common stock (or preferred stock) will not recognize gain or loss upon the exchange of MPMO HoldCo common stock (or preferred stock) for MPMC Class A common stock pursuant to the MPMO Mergers, except with respect to cash received in lieu of a fractional share of MPMC Class A common stock, as described below. The U.S. Holder’s aggregate tax basis in the shares of MPMC Class A common stock received pursuant to the MPMO Mergers (including, except as discussed below with respect to any Earnout Shares that represent imputed interest, any Earnout Shares received as described above under the heading “The Merger Agreement—Merger Consideration—Earnout Consideration” and including fractional shares of MPMC Class A common stock deemed received and redeemed for cash, as described below) will equal the U.S. Holder’s aggregate adjusted tax basis in the shares of the MPMO HoldCo common stock (or preferred stock) surrendered in exchange therefor. A U.S. Holder’s holding period for the shares of MPMC Class A common stock received pursuant to the MPMO Mergers (excluding any Earnout Shares treated as imputed interest, but including fractional shares of MPMC Class A common stock deemed received and redeemed, as described below) will include the U.S. Holder’s holding period for the shares of the MPMO HoldCo common stock (or preferred stock) surrendered in exchange therefor. A portion of any Earnout Shares a U.S. Holder receives pursuant to the MPMO Mergers will be taxable upon receipt as imputed interest and as ordinary income, even though there will not be any corresponding receipt of cash. A U.S. Holder’s basis in any such Earnout Shares treated as imputed interest will equal the fair market value of such shares on the date of receipt and the U.S. Holder’s holding period in such Earnout Shares will begin on the day following the date of receipt. A U.S. holder of MPMO HoldCo common stock (or preferred stock) that receives cash in lieu of a fractional share of MPMC Class A common stock will be deemed to have received that fractional share in the MPMO Mergers and then to have received such cash in redemption of that fractional share. As a result, a U.S. Holder who receives cash in lieu of a fractional share of MPMC Class A common stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of MPMC Class A common stock equal to the difference, if any, between the amount of cash received and the tax basis in the fractional share (determined as described above).

SNR Mergers. A U.S. Holder of SNR HoldCo common stock will not recognize gain or loss upon the exchange of SNR HoldCo common stock for MPMC Class A common stock pursuant to the SNR Mergers, except with respect to cash received in lieu of a fractional share of MPMC Class A common stock, as described below. The U.S. Holder’s aggregate tax basis in the shares of MPMC Class A common stock received pursuant to the SNR Mergers (including, except as discussed below with respect to any Earnout Shares that represent imputed interest, any Earnout Shares received as described above under the heading “The Merger Agreement—Merger Consideration—Earnout Consideration” and including fractional shares of MPMC Class A common stock deemed received and redeemed for cash, as described below) will equal the U.S. Holder’s aggregate adjusted tax basis in the shares of the SNR HoldCo common stock surrendered in exchange therefor. A U.S. Holder’s holding period for the shares of MPMC Class A common stock received pursuant to the SNR Mergers (excluding any Earnout Shares treated as imputed interest, but including fractional shares of MPMC Class A common stock deemed received and redeemed, as described below) will include the U.S. Holder’s holding period for the shares of the SNR HoldCo common stock surrendered in exchange therefor. A portion of any Earnout Shares a U.S. Holder receives pursuant to the SNR Mergers will be taxable upon receipt as imputed interest and as ordinary income, even though there will not be any corresponding receipt of cash. A U.S. Holder’s basis in any such Earnout Shares treated as imputed interest will equal the fair market value of such shares on the date of receipt and the U.S. Holder’s holding period in such Earnout Shares will begin on the day following the date of receipt. A U.S. holder of SNR HoldCo common stock that receives cash in lieu of a fractional share of MPMC Class A common stock will be deemed to have received that fractional share in the SNR Mergers and then to have received such cash in redemption of that fractional share. As a result, a U.S. Holder who receives cash in lieu of a fractional share of MPMC Class A common stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of MPMC Class A common stock equal to the difference, if any, between the amount of cash received and the tax basis in the fractional share (determined as described above).

Tax Consequences for Non-U.S. Holders

It is expected, and this discussion assumes, that each of MPMO and SNR will be a “United States real property holding corporation” (“USRPHC”) immediately prior to the Business Combination and that FVAC will be a USRPHC immediately following the Business Combination. Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes).

Pre-Closing Reorganization—MPMO. A Non-U.S. Holder of the equity of MPMO will not be subject to withholding of U.S. federal income tax on the receipt of MPMO HoldCo common stock (or preferred stock) pursuant to the Pre-Closing Reorganization, provided that it complies with applicable certification and notification requirements described below.

Pre-Closing Reorganization—SNR. A Non-U.S. Holder of the equity of SNR will not be subject to withholding of U.S. federal income tax on the receipt of SNR HoldCo common stock pursuant to the Pre-Closing Reorganization, provided that it complies with applicable certification and notification requirements described below.

MPMO Mergers. A Non-U.S. Holder of MPMO HoldCo common stock (or preferred stock) who will own, actually or constructively, 5% or more of the shares of MPMC Class A common stock after the effective time of the MPMO Mergers will not be subject to withholding of U.S. federal income tax on the initial receipt of MPMC Class A common stock pursuant to the MPMO Mergers, provided that it complies with the applicable certification and notification requirements described below. Similarly, a Non-U.S. Holder of MPMO HoldCo common stock (or preferred stock) who owns, actually or constructively, 5% or more of the shares of MPMC Class A common stock following the receipt of any Earnout Shares should not be subject to withholding of U.S. federal income tax on the receipt of any Earnout Shares, provided that it complies with such requirements. Notwithstanding the foregoing, a Non-U.S. Holder may be subject to U.S. federal income tax (and withholding with respect thereto) for (i) any gain recognized on cash received in lieu of a fractional share of MPMC Class A common stock in the same manner as if such Non-U.S. Holder were a U.S. Holder as described above and (ii) any Earnout Shares treated as imputed interest as described above. Any Earnout Shares treated as imputed interest will be subject to withholding at a rate of 30% unless reduced by an applicable tax treaty. Any gain recognized on the subsequent sale, exchange of disposition of MPMC Class A common stock received free of withholding of U.S. federal income tax as described in this paragraph will generally be subject to tax at generally applicable U.S. federal income tax rates and withholding on such disposition may be required.

A Non-U.S. Holder of MPMO HoldCo common stock (or preferred stock) who will own, actually or constructively, less than 5% of the shares of MPMC Class A common stock after the effective time of the MPMO Mergers will be subject to U.S. federal income tax on any gain realized on the exchange of MPMO HoldCo common stock for MPMC Class A common stock pursuant to the MPMO Mergers (including the expected value of any Earnout Shares at the effective time of the MPMO Mergers, unless the Non-U.S Holder qualifies for installment sale treatment and applies for and obtains a clearance certificate from the IRS). The installment sale rules are highly complex. Holders should consult their own tax advisor regarding their eligibility for installment sale treatment and the application of the installment sale rules. Similarly, a Non-U.S. Holder of MPMO HoldCo common stock (or preferred stock) who owns, actually or constructively, less than 5% of the shares of MPMC Class A common stock following the receipt of any Earnout Shares may be subject to U.S. federal income tax on any gain realized with respect to its receipt of the Earnout Shares (to the extent not previously taxed as described above). Any Earnout Shares treated as imputed interest will be subject to withholding at a rate of 30% unless reduced by an applicable tax treaty. In either case, the shares of MPMC Class A common stock the Non-U.S. Holder is otherwise entitled to receive will be subject to withholding at a rate of 15% of the fair market value of such shares (in the former case, including the expected value of any Earnout Shares at the effective time of the SNR Mergers, unless the Non-US. Holder qualifies for installment sale treatment and satisfies applicable certification requirements, and in the latter case to the extent not previously subject to withholding). If a Non-U.S. Holder does not satisfy any such withholding obligation using its own funds or otherwise establish an exemption or applies for and obtains a clearance certificate from the IRS reducing the amount of such withholding, the shares of MPMC Class A common stock it is otherwise entitled to receive will be reduced in order to satisfy such withholding obligation. Such withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

SNR Mergers. A Non-U.S. Holder of SNR HoldCo common stock who will own, actually or constructively, 5% or more of the shares of MPMC Class A common stock after the effective time of the SNR Mergers will not be subject to withholding of U.S. federal income tax on the initial receipt of MPMC Class A common stock pursuant to the SNR Mergers, provided that it complies with the applicable certification and notification requirements described below. Similarly, a Non-U.S. Holder of SNR HoldCo common stock who owns, actually or constructively, 5% or more of the shares of MPMC Class A common stock following the receipt of any Earnout Shares should not be subject to withholding of U.S. federal income tax on the receipt of any Earnout Shares, provided that it complies with such requirements. Notwithstanding the foregoing, a Non-U.S. Holder may be subject to U.S. federal income tax (and withholding with respect thereto) for (i) any gain recognized on cash received in lieu of a fractional share of MPMC Class A common stock in the same manner as if such Non-U.S. Holder were a U.S. Holder as described above and (ii) any Earnout Shares treated as imputed interest as described above. Any Earnout Shares treated as imputed interest will be subject to withholding at a rate of 30% unless reduced by an applicable tax treaty. Any gain recognized on the subsequent sale, exchange of disposition of MPMC Class A common stock received free of withholding of U.S. federal income tax as described in this paragraph will generally be subject to tax at generally applicable U.S. federal income tax rates and withholding on such disposition may be required.

A Non-U.S. Holder of SNR HoldCo common stock who will own, actually or constructively, less than 5% of the shares of MPMC Class A common stock after the effective time of the SNR Mergers will be subject to U.S. federal income tax on any gain realized on the exchange of SNR HoldCo common stock for MPMC Class A common stock pursuant to the SNR Mergers (including the expected value of any Earnout Shares at the effective time of the SNR Mergers, unless the Non-U.S Holder qualifies for installment sale treatment and applies for and obtains a clearance certificate from the IRS). The installment sale rules are highly complex. Holders should consult their own tax advisor regarding their eligibility for installment sale treatment and the application of the installment sale rules. Similarly, a Non-U.S. Holder of SNR HoldCo common stock who owns, actually or constructively, less than 5% of the shares of MPMC Class A common stock following the receipt of any Earnout Shares may be subject to U.S. federal income tax on any gain realized with respect to its receipt of the Earnout Shares (to the extent not previously taxed as described above). Any Earnout Shares treated as imputed interest will be subject to withholding at a rate of 30% unless reduced by an applicable tax treaty. In either case, the shares of MPMC Class A common stock the Non-U.S. Holder is otherwise entitled to receive will be subject to withholding at a rate of 15% of the fair market value of such shares (in the former case, including the expected value of any Earnout Shares at the effective time of the MPMO Mergers, unless the Non-US. Holder qualifies for installment sale treatment and satisfies applicable certification requirements, and in the latter case to the extent not previously subject to withholding). If a Non-U.S. Holder does not satisfy any such withholding obligation using its own funds or otherwise establish an exemption or applies for and obtains a clearance certificate from the IRS reducing the amount of such withholding, the shares of MPMC Class A common stock it is otherwise entitled to receive will be reduced in order to satisfy such withholding obligation. Such withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

Certification and Notification Requirements. As noted above, in order to avoid U.S. federal income tax in connection with the Business Combination, eligible Non-U.S. Holders may be required to satisfy certain certification and notification requirements. In general, such Non-U.S. Holders may be required to provide a document, signed under penalty of perjury, to FVAC with (i) a statement that such document constitutes notice of a nonrecognition transaction pursuant to the requirements of Treasury Regulations § 1.1445-2(d)(2); (ii) the Non-U.S. Holder’s name, taxpaying identification number, and address; (iii) a statement that such Non-U.S. Holder is not required to recognize any gain or loss with respect to the transfer; (iv) a brief description of the Business Combination; and (v) a brief summary of the law and facts supporting the claim that recognition of gain or loss is not required with respect to the Business Combination.

Tax Consequences of a Redemption of FVAC Public Shares

Tax Consequences for U.S. Holders

The discussion below applies to you if you are a “U.S. Holder” (as defined above) of FVAC Class A common stock that exercises the redemption rights described above under Special Meeting of FVAC Stockholders—Redemption Rights” with respect to your FVAC Class A common stock.

Treatment of Redemption

The treatment of a redemption of your FVAC Class A common stock for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the FVAC Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of the FVAC Class A common stock, you will recognize gain or loss as described below under “—Gain or Loss on Redemptions Treated as a Sale of FVAC Class A Common Stock” below. If the redemption does not qualify as a sale of FVAC Class A common stock, you will be treated as receiving a corporate distribution subject to tax as described below under “—Taxation of Redemptions Treated as Distributions”. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of FVAC Common Stock treated as held by you (including any shares constructively owned by the you, including FVAC Common Stock constructively held by you as a result of owning FVAC publicly traded warrants) relative to all of the FVAC Common Stock outstanding both before and after the redemption. The redemption of FVAC Class A common stock generally will be treated as a sale of the FVAC Class A common stock (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in FVAC, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, you must take into account not only FVAC Class A common stock actually owned by you, but also FVAC Common Stock that is constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as FVAC publicly traded warrants). There will be a complete termination of your interest if either (i) all of the shares of FVAC Common Stock actually and constructively owned by you are redeemed or (ii) all of the FVAC Class A common stock actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of FVAC Class A common stock will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in FVAC. Whether the redemption will result in a meaningful reduction in your proportionate interest in FVAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction”. In order to meet the “substantially disproportionate” test, the percentage of outstanding FVAC Common Stock actually and constructively owned by you immediately following the redemption of the FVAC Class A common stock must, among other requirements, be less than 80% of the percentage of the outstanding FVAC Common Stock actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “—Taxation of Redemptions Treated as Distributions”, below. After the application of those rules, any remaining tax basis you have in the redeemed FVAC Class A common stock will be added to your adjusted tax basis in your remaining FVAC Class A common stock, or, if you have none, to your adjusted tax basis in FVAC publicly traded warrants held by you or possibly in other shares constructively owned by you.

Taxation of Redemptions Treated as Distributions

If the redemption of your FVAC Class A common stock does not qualify as a sale of FVAC Class A common stock, you will be treated as receiving a distribution from FVAC. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of FVAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “—Gain or Loss on Redemptions Treated as a Sale of FVAC Class A Common Stock”.

If you are a corporate U.S. Holder, dividends paid by FVAC to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.

If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of at least sixty (60) days which begins within a certain number of days before the ex-dividend date (see “—Gain or

Loss on Redemptions Treated as a Sale of FVAC Class A Common Stock” below). It is unclear, however, whether the redemption rights with respect to the FVAC Class A common stock described in this proxy statement/consent solicitation/prospectus may suspend the running of the applicable holding period for this purpose.

Gain or Loss on Redemptions Treated as a Sale or Exchange of FVAC Class A common stock

If a redemption of your FVAC Class A common stock qualifies as a sale of FVAC Class A common stock, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the FVAC Class A common stock so redeemed.

Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the FVAC Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for taxation at reduced rates. It is unclear, however, whether the redemption rights with respect to the FVAC Class A common stock described in this proxy statement/consent solicitation/prospectus may suspend the running of the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations.

Information Reporting with Respect to the Redemption for Significant Holders

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of FVAC Class A common stock. A “significant holder” is a beneficial owner of FVAC Class A common stock that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding FVAC Class A common stock (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.

Tax Consequences for Non-U.S. Holders

The discussion below applies to you if you are A “Non-U.S. Holder” (as defined above) of FVAC Class A common stock that exercises the redemption rights described above under “Special Meeting of FVAC Stockholders—Redemption Rights” with respect to your FVAC Class A common stock.

Treatment of Redemption

If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your FVAC Class A common stock generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s FVAC Class A common stock, as described above under “Tax Consequences for U.S. Holders—Treatment of Redemption”.

Non-U.S. Holders considering exercising their redemption rights are urged to consult their own tax advisors as to whether the redemption of their FVAC Class A common stock will be treated as a distribution, or as a sale, under the Code.

Taxation of Redemptions Treated as Distributions

If the redemption of a your FVAC Class A common stock does not qualify as a sale or exchange of FVAC Class A common stock, you will be treated as receiving a distribution from FVAC, which distribution will be treated as a dividend to the extent the distribution is paid out of FVAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “—Gain or Loss on Redemptions Treated as a Sale or Exchange of FVAC Class A common stock” below.

Gain or Loss on Redemptions Treated as a Sale or Exchange of FVAC Class A Common Stock

If the redemption of your FVAC Class A common stock qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

•

such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

•

You are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

•

we are or have been a “USRPHC” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held FVAC Class A common stock, and, in the case where our FVAC Class A common stock are traded on an established securities market, you have owned, directly or constructively, more than 5% of our FVAC Class A common stock at any time within the shorter of the five-year period or your holding period for our FVAC Class A common stock. We do not believe that we are, have been or, prior to the Business Combination, will be a USRPHC.

All holders of FVAC Class A common stock are urged to consult their tax advisors with respect to the tax consequences of a redemption of FVAC Class A common stock in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

FVAC Status as a USRPHC

After the Business Combination becomes effective, it is likely that FVAC will be treated as a USRPHC. If the third bullet point under “—Gain or Loss on Redemptions Treated as a Sale or Exchange of FVAC Class A Common Stock” above should apply to you or the FVAC Class A common stock are not publicly traded on the date you dispose of your FVAC Class A common stock, gain recognized by you on the sale, exchange or other disposition of FVAC Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates and withholding on such disposition may be required.

Information Reporting and Backup Withholding

Proceeds received in connection with (i) the exchange of MPMO HoldCo common stock with FVAC Class A Common Stock or (ii) a redemption of FVAC Class A common stock may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder (except as noted above) generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on FVAC Class A common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which FVAC Class A common stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Non-U.S. holders are urged to consult their own tax advisers regarding the effects of FATCA on their investment in our securities.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/consent solicitation/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about FVAC or the Companies. Such information can be found elsewhere in this proxy statement/consent solicitation/prospectus.

Effects of the Business Combination

As a result of (i) the consummation of the Pre-Closing Reorganization, (i) two consecutive mergers constituting part of the same overall transaction, MPMO will be an indirect wholly-owned subsidiary of FVAC and (ii) two consecutive mergers constituting part of the same overall transaction, SNR will be an indirect wholly-owned subsidiary of FVAC. The certificate of incorporation set forth as Annex B to this proxy statement/consent solicitation/prospectus and the bylaws as set forth as Annex C to this proxy statement/consent solicitation/prospectus will be the certificate of incorporation and bylaws (respectively) of FVAC following the Business Combination.

Merger Consideration

Conversion of Shares.

Each share of MPMO HoldCo preferred stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of MPMO HoldCo common stock issued and outstanding immediately prior to the effective time of the initial MPMO merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 71,941,543.08436 divided by (B) the sum of (1) the number of shares of MPMO HoldCo common stock plus (2) the number of shares of MPMO HoldCo preferred stock, in each case, outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

Each share of SNR HoldCo common stock issued and outstanding immediately prior to the effective time of the initial SNR merger will be converted into the right to receive (i) the number of shares of FVAC Class A common stock equal to (A) 20,000,000 divided by (B) the number of shares of SNR HoldCo common stock outstanding as of immediately prior to the closing and (ii) the contingent right to receive Earnout Shares that may be issued in accordance with the terms of the Merger Agreement.

No fractional shares will be issued in connection with the Business Combination. In lieu thereof, FVAC shall pay or cause to be paid cash to each holder who otherwise would have been entitled to receive a fractional share.

Earnout Consideration.

After the consummation of the Business Combination, the holders of MPMO HoldCo preferred stock, MPMO HoldCo common stock and SNR HoldCo common stock immediately prior to the closing of the Business

Combination will have the contingent right to receive Earnout Shares if, after the closing of the Business Combination and on or before the tenth (10th) anniversary thereof, the VWAP of MPMC Class A common stock exceeds certain thresholds. 6,430,000 Earnout Shares will be issued if the volume-weighted average price of MPMC Class A common stock exceeds $18.00 for any twenty (20) trading days during any thirty (30) trading day period. An additional 6,430,000 Earnout Shares will be issued if the volume-weighted average price of MPMC Class A common stock exceeds $20.00 for any twenty (20) trading days during any thirty (30) trading day period. The price targets and the number of Earnout Shares issued shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting MPMC Class A common stock. In the event MPMC enters into a binding agreement with respect to a “Parent Sale” (as defined in the Merger Agreement) prior to the date that is ten (10) years following the Closing Date, such that the consideration paid for each share of Parent Stock (as defined in the Merger Agreement) in such Parent Sale is equal to or in excess of the respective earnout targets set forth in the Merger Agreement then such Earnout Shares shall be issued effective as of one (1) day prior to consummation of the Parent Sale. To the extent the per share value of consideration paid for each share of Parent Stock in such Parent Sale includes contingent consideration or property other than cash, the MPMC Board shall determine, in good faith, the per share value of consideration paid for each share of Parent Stock in such Parent Sale and any equitable adjustment required in respect of any unissued Earnout Shares.

Closing and Effective Time of the Business Combination

Unless the parties otherwise mutually agree, the closing of the Business Combination will take place on the closing date, which is to be two (2) business days after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the merger). See “The Merger Agreement—Conditions to the Business Combination” beginning on page [•] of this proxy statement/consent solicitation/prospectus for a more complete description of the conditions that must be satisfied prior to closing.

On the closing date, FVAC and the Companies will effect the Mergers by filing certificates of merger with the Secretary of State of the State of Delaware, and the Mergers will become effective at the times set forth in the certificates of merger. The times at which the Mergers become effective is sometimes referred to in this proxy statement/consent solicitation/prospectus as the “effective times”.

As of the date of this proxy statement/consent solicitation/prospectus, the parties expect the Business Combination will be completed during the fourth quarter of 2020. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by the Outside Date, the Merger Agreement may be terminated by either FVAC or the Companies. A party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Business Combination to occur on or before the outside date and such action or failure to act constitutes a breach of the Merger Agreement. See “The Merger Agreement—Termination” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Business Combination. The Companies have agreed that, prior to the closing of the Business Combination, they will, and will cause their subsidiaries to, conduct their businesses in the ordinary course of business consistent with past practice except to the extent as expressly contemplated by the Merger Agreement or in response to COVID-19.

In addition to the general covenant above, the Companies have agreed that prior to the closing of the Business Combination, subject to specified exceptions, they will not, and will cause their subsidiaries not to, without the written consent of FVAC (which may not be unreasonably withheld, conditioned or delayed):

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(i) increase or grant any increase in the compensation, bonus or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor except for any increase in the rate of base salary or wage for employees with an annual base salary below $150,000 in the ordinary course of business consistent with past practice; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor; (iii) enter into, amend or terminate any benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a benefit plan if it had been in effect on the date of the Merger Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any benefit plan; or (v) grant any equity or equity-based compensation awards; except, in each case, (x) as required by the terms of any benefit plan as in effect as of the date of the Merger Agreement, or (y) for immaterial changes to benefit plans available to all employees generally;

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(i) abandon, cancel, permit to lapse or expire, transfer, sell, assign, license, sublicense, covenant not to sue with respect to, encumber, impair or otherwise dispose of any material intellectual property owned by the Companies (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice); (ii) extend, amend, waive, cancel or modify any material rights in or to any licensed intellectual property of the Companies or agree to transfer or license (other than non-exclusively license in the ordinary course of business consistent with past practice) to any person future intellectual property; or (iii) divulge, furnish to or make accessible any material trade secrets of the Companies included in the intellectual property of the Companies to any person who is not subject to an enforceable written agreement to maintain the confidentiality of such trade secrets of the Companies;

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except for transactions solely among the Companies and their subsidiaries or as required to effect the Pre-Closing Reorganization: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any such Company or its Subsidiaries; (iii) grant, issue sell or otherwise dispose, or authorize to issue sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such capital stock), as applicable, in any such Company or its subsidiaries; or (iv) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities; provided that, notwithstanding anything in the Merger Agreement to the contrary, SNR and its subsidiaries shall be permitted to declare, set aside or pay any cash distributions, or repurchase or redeem its membership interests for cash, in each case, at any time prior to the closing of the Business Combination;

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amend the certificate of formation and operating agreements (or other comparable governing instruments with different names), or form or establish any subsidiary (other than as required to effect the Pre-Closing Reorganization);

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sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties, individually or in the aggregate, having a value in excess of $4,000,000, other than any sale, lease or disposition in the ordinary course of business consistent with past practice or pursuant to agreements existing on the date of the Merger Agreement;

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other than as required to effect the Pre-Closing Reorganization, (i) merge, consolidate or combine with any person; (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or (iii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any securities, properties or businesses;

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(i) incur, grant, issue, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness in excess of $4,000,000; (ii) issue or sell any debt securities or rights to acquire any debt securities of any such Company or its subsidiaries or guarantee any debt securities of another person; (iii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any indebtedness of, any person other than any such Company or its subsidiaries except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of the Merger Agreement; (iv) except in the ordinary course of business consistent with past practice, create any material liens on any material property or assets of any such Company or its subsidiaries in connection with any indebtedness thereof (other than certain permitted liens); (v) fail to comply with the terms of any indebtedness or take any action, or omit to take any action, that would constitute or result in a default or event of default under any indebtedness; (vi) cancel or forgive any indebtedness owed to any such Company or its subsidiaries; or (vii) make, incur or commit to make or incur any material capital expenditures, except for certain specified capital expenditures (including those associated with the Stage II optimization project) and maintenance capital expenditures (being expenditures needed to maintain, repair or replace any tangible assets to continue to operate in the ordinary course of business consistent with past practice);

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waive, release, compromise, settle, pay or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened litigation) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise do not exceed $10,000,000 in the aggregate and would not prohibit or materially restrict such Company or its subsidiaries from operating their respective businesses substantially as currently conducted or anticipated to be conducted;

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except in the ordinary course of business consistent with past practice: (i) modify, amend or terminate prior to the expiration of its term or the completion of performance of any executory obligations under any material contract; (ii) waive, delay the exercise of, release or assign any material rights or claims under any material contract; or (iii) incur or enter into contract requiring the Companies to pay in excess of $5,000,000 in any 12-month period;

•	except as required by U.S. GAAP (or any interpretation thereof) or applicable legal requirements, revalue any of its assets or make any change in accounting methods, principles or practices;

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(i) make, change or revoke any material tax election, settle or compromise any material tax claim or liability; (ii) change (or request to change) any aspect of any material method of accounting for tax purposes; (iii) agree to make any adjustment pursuant to Section 481(a) of the Internal Revenue Code of 1986 or any similar legal requirement or proposed any such adjustment with a governmental entity; (iv) prepare or file any material amended tax return; (v) waive or extend any statute of limitations in respect of taxes or period within which an assessment or reassessment of taxes may be issued (other than any extension pursuant to an extension to file any tax return); or (vi) surrender any claim for a refund of material taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the

Internal Revenue Code of 1986 (or any similar legal requirement) with any governmental entity or (viii) incur any liability for material taxes other than in the ordinary course of business consistent with past practice;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up;

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enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions;

•	engage in any material new line of business outside of the business currently conducted by such Company and its subsidiaries as of the date of the Merger Agreement; or

•	enter into any agreement to do any action prohibited under the foregoing.

FVAC has agreed to a more limited set of restrictions on its business prior to the closing of the Business Combination. Specifically, FVAC has agreed that prior to the closing of the Business Combination, except as expressly contemplated or permitted by the Merger Agreement or as required by law and subject to certain specified exceptions, it will not, without the written consent of the Companies:

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declare, set aside or pay dividends on or make other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

•	other than in connection with the Business Combination, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of FVAC;

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other than in connection with the Business Combination, including the PIPE Investment, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

•	amend its certificate of formation and bylaws or form or establish any subsidiary;

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(i) merge, consolidate or combine with any person; (ii) fail to maintain its existence or (iii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

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incur any indebtedness or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of FVAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice; provided, however, that FVAC shall be permitted to incur indebtedness of up to $1,500,000 in the aggregate from its affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of FVAC in due course on a non interest basis and otherwise on arm’s length terms and conditions and repayable at the closing of the Business Combination;

•	except as required by U.S. GAAP (or any interpretation thereof) or applicable legal requirements, (i) make any change in accounting methods, principles or practices or (ii) revalue any of its assets;

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(i) make, change or revoke any material tax election, settle or compromise any material tax claim or liability; (ii) change (or request to change) any aspect of any material method of accounting for tax purposes; (iii) agree to make any adjustment pursuant to Section 481(a) of the Internal Revenue Code of 1986 or any similar legal requirement or proposed any such adjustment with a governmental entity; (iv) prepare or file any material amended tax return; (v) waive or extend any statute of limitations in respect of taxes or period within which an assessment or reassessment of taxes may be issued (other than any extension pursuant to an extension to file any tax return); or (vi) surrender any claim for a material refund of taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Internal Revenue Code of 1986 (or any similar legal requirement) with any governmental entity or (viii) incur any liability for material taxes other than in the ordinary course of business consistent with past practice;

•	make any capital expenditures;

•	engage in any material new line of business outside of the business currently conducted by FVAC as of the date of the Merger Agreement;

•	create any material liens on any material property or assets of FVAC;

•	liquidate, dissolve, reorganize or otherwise wind up the business or operations of FVAC;

•	commence, settle or compromise any legal proceeding;

•	purchase any equity securities of any person, modify, amend or terminate any contract FVAC is a party to, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•	amend the trust agreement or any other agreement related to the Trust Account; or

•	enter into any agreement to do any action prohibited under the foregoing.

HSR Act and Regulatory Approvals. The Companies and FVAC have agreed to act as promptly as practicable but in any event within ten (10) business days after the date of the Merger Agreement to comply with the notification and reporting requirements of the HSR Act. The Companies and FVAC have agreed to furnish to each other as promptly as reasonably practicable all information required in connection with its preparation of any filing or submission that is necessary under the HSR Act and take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable.

The Companies and FVAC have agreed to promptly provide the other with copies of all written communications received between each of them, any of their affiliates and their respective agents, representatives and advisors on the one hand, and any governmental authority, on the other hand, with respect to the transactions contemplated by the Merger Agreement. The Companies and FVAC have also agreed to (i) promptly inform the others of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other governmental entity regarding the Business Combination; (ii) permit each other to review in advance any proposed written communication to any such governmental entity and incorporate reasonable comments thereto; (iii) give the others prompt written notice of the commencement of any legal proceeding with respect to the Business Combination; (iv) not agree to participate in any substantive meeting or discussion with any such governmental entity in respect of any filing, investigation or inquiry concerning the Merger Agreement or the Business Combination unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend; (v) keep the others reasonably informed as to the status of any such legal proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such party and their affiliates and their respective agents, representatives and advisors, on one hand, and any such governmental entity, on the other hand, in each case, with respect to the Merger Agreement and the Business Combination.

FVAC has agreed to pay 50% of all filing fees payable to the Antitrust Division and FTC in connection with the Business Combination.

The Companies and FVAC have also agreed to act as promptly as practicable but in any event within ten (10) business days after the date of the Merger Agreement to comply with the notification and reporting requirements of DPH and NRC. The Companies and FVAC will promptly and in good faith respond to all information requested of them by DPH and NRC in connection with such notification and otherwise cooperate in good faith with each other and such governmental entities and agree to use their best efforts to obtain any approvals that may be required by DPH and NRC. The Companies and FVAC will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary (if any) and will take all other actions necessary or desirable to obtain the required consents or cause the expiration or termination of the applicable waiting periods (if any) as soon as practicable. The Companies and FVAC will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their affiliates and their respective agents, representatives and advisors, on the one hand, and either DPH or NRC, on the other hand, with respect to the Merger Agreement or the Business Combination.

The Companies and FVAC agreed to (i) promptly inform the others of any communication to or from DPH or NRC regarding the Business Combination; (ii) permit each other to review in advance any proposed significant written communication to DPH or NRC and incorporate reasonable comments thereto; (iii) promptly provide to the other any comments about such proposed written communication; (iv) give the others prompt written notice of the commencement of any legal proceeding with respect to the Business Combination; (v) not agree to participate in any substantive meeting or discussion with DPH or NRC in respect of any filing, investigation or inquiry concerning the Merger Agreement or the Business Combination unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by DPH or NRC, gives the other party the opportunity to attend; (vi) keep the others reasonably informed as to the status of any such legal proceeding; and (vii) promptly furnish each other with copies of all correspondence, filings and written communications between such party and their affiliates and their respective agents, representatives and advisors, on one hand, and DPH or NRC, on the other hand, in each case, with respect to the Merger Agreement and the Business Combination.

Reasonable Best Efforts. The Companies and FVAC agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Business Combination, including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the closing conditions to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with governmental entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any legal proceeding; (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the Business Combination; (iv) the termination of certain agreements; (v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Business Combination, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Business Combination.

Notwithstanding the above covenant or any other provision of the Merger Agreement, nothing in the Merger Agreement will require the Companies or FVAC to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock, or the incurrence of any liability or expense.

Proxy Solicitation. FVAC has agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the FVAC Special Meeting in accordance with the DGCL, (ii) cause this proxy statement prospectus to be disseminated to FVAC’s stockholders in compliance with applicable law, and (iii) solicit proxies from the holders of FVAC Common Stock to vote in favor of each of the proposals contained in this proxy statement/consent solicitation/prospectus. FVAC has agreed, through the FVAC Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/consent solicitation/prospectus (the “FVAC Board recommendation”) and shall include the FVAC Board recommendation in this proxy statement/consent solicitation/prospectus, subject to the obligations described in this paragraph. The FVAC Board shall not (and no committee or subgroup thereof shall) withdraw, modify in a manner adverse to either Company or fail to include, or propose to withdraw, modify in a manner adverse to either Company or fail to include, FVAC Board recommendation (a “FVAC change in recommendation”); provided, that the FVAC Board may make a FVAC change in recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a FVAC change in recommendation would reasonably be expected to constitute a breach by the FVAC Board of its fiduciary obligations to its stockholders under applicable law. Notwithstanding the foregoing, if on a date for which the FVAC Special Meeting is scheduled, FVAC has not received proxies representing a sufficient number of shares of FVAC Common Stock to obtain the stockholder approvals of the proposals contained in this proxy statement/consent solicitation/prospectus, whether or not a quorum is present, FVAC shall have the right to make one or more successive adjournments of the FVAC Special Meeting.

The Companies have agreed to take all actions necessary under applicable law and their respective limited liability company agreements to solicit written consents from a majority of the voting power of the Companies’ unitholders adopting and approving the Merger Agreement and the Business Combination within three (3) business days after this proxy statement/consent solicitation/prospectus becomes effective.

No Solicitation. Except as expressly permitted by the provisions of the Merger Agreement summarized under this heading “—No Solicitation” (the “no solicitation provisions”), from the date of the Merger Agreement to the closing of the Business Combination or, if earlier, the termination of the Merger Agreement in accordance with its terms, the Companies agreed not to, and agreed to cause their respective subsidiaries not to, and agreed to direct its respective employees, agents, officers, directors, representatives and advisors not to, directly or indirectly:

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solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than FVAC and its agents, representatives, advisors) concerning any company business combination;

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enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a company business combination; or

•	commence, continue or renew any due diligence investigation regarding a company business combination.

The Companies also agreed that, immediately following the execution of the Merger Agreement, they shall, and shall cause each of their subsidiaries and shall direct their respective employees, agents, officers, directors, representatives and advisors to, immediately cease any and all existing discussions or negotiations with any person with respect to any company business combination.

Except as expressly permitted by the provisions of the Merger Agreement summarized under this heading “—No Solicitation” (the “no solicitation provisions”), from the date of the Merger Agreement to the closing of the Business Combination or, if earlier, the termination of the Merger Agreement in accordance with its terms, FVAC and the Merger Subs agreed not to, and agreed to cause their subsidiaries not to, and agreed to direct their respective employees, agents, officers, directors, representatives and advisors not to, directly or indirectly:

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solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the Companies, the Companies’ unitholders and their respective Company representatives) concerning any parent business combination;

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enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a parent business combination; or

•	commence, continue or renew any due diligence investigation regarding a parent business combination.

FVAC also agreed that immediately following the execution of the Merger Agreement, it and the Merger Subs shall, and shall direct their respective employees, agents, officers, directors, representatives and advisors to, immediately cease any and all existing discussions or negotiations with any person with respect to any parent business combination.

As used in the Merger Agreement:

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“change of control” shall mean any transaction or series of transactions the result of which is: (i) the acquisition by any person or “group” (as defined in the Exchange Act) of persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of FVAC; (ii) a merger, consolidation, reorganization or other Business Combination, however effected, resulting in any person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of FVAC or the surviving person outstanding immediately after such combination; or (iii) a sale of all or substantially all of the assets of FVAC.

•

“company business combination” any merger, sale of ownership interests and/or assets of either of the Companies, recapitalization or similar transaction which results in a change of control of either of the Companies.

•	“parent business combination” any merger, purchase of ownership interests or assets of FVAC, recapitalization or similar business combination transaction.

The NYSE Listing. FVAC will use its reasonable best efforts to cause the shares of FVAC Class A common stock issued in connection with the Business Combination (including the Earnout Shares) to be approved for listing on the NYSE at the closing. From the date of the Merger Agreement until the closing of the Business Combination, FVAC shall use its reasonable best efforts to keep the FVAC Class A common stock and public warrants listed for trading on the NYSE. After the closing of the Business Combination, FVAC shall use reasonable best efforts to continue the listing for trading of the MPMC Class A common stock, and public warrants on the NYSE.

Indemnification and Directors’ and Officers’ Insurance. From and after the closing of the Business Combination, FVAC has agreed to indemnify and hold harmless each present and former director and officer of FVAC, the Companies and each of their subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to, arising out of or pertaining to matters existing or occurring at or prior to the closing of the Business Combination, whether asserted or claimed prior to, at or after the closing of the Business

Combination, to the fullest extent that the Companies or their subsidiaries, as applicable, would have been permitted under applicable law and their organizational documents in effect on the date of the Merger Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, for a period of six (6) years from the closing of the Business Combination, FVAC has agreed to, and agreed to cause the Companies and their subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of FVAC’s or the Companies’ and their subsidiaries’ organizational documents as in effect immediately prior to the closing of the Business Combination or in any indemnification agreements of FVAC or each such Company or its subsidiaries with any director or officer as in effect immediately prior to the closing of the Business Combination, and FVAC has agreed, and has agreed to cause each of such Company and its subsidiaries to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any director or officer. All rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim.

For a period of six (6) years from the closing of the Business Combination, FVAC has agreed to, or cause one or more of its subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by FVAC’s or its subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event shall FVAC or its subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Companies and their subsidiaries for such insurance policy for the year ended December 31, 2019; provided, however, that (i) FVAC may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining six-year “tail” policies containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the effective time, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under the obligations described in this paragraph shall be continued in respect of such claim until the final disposition thereof.

Other Covenants and Agreements. The Merger Agreement contains other covenants and agreements, including covenants relating to:

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the Companies and FVAC cooperating on the preparation and efforts to make effective this proxy statement/consent solicitation/prospectus and other required public filings, including providing the other party with all such information as may be reasonably necessary;

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the Companies and FVAC providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to the Companies’ and FVAC’s (as applicable) and its subsidiary’s properties, records, systems, contracts and commitments;

•	confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby;

•	the Companies and their stockholders agreeing not to engage in transactions involving securities of FVAC without FVAC’s prior consent;

•	the Companies waiving claims to the Trust Account in the event that the Business Combination is not consummated;

•	FVAC making certain disbursements from the Trust Account;

•

FVAC keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	FVAC obtaining directors’ and officers’ liability insurance;

•	obtaining any 280G waivers that may be required;

•	providing FVAC the ability to borrow up to $1,500,000 in the aggregate from its affiliates, directors, officers and stockholders to meet its reasonable capital requirements;

•	the applicable MPMO unitholders delivering the MPMO Support Agreement and the applicable SNR unitholders delivering the SNR Support Agreement;

•	the Companies effecting and completing the Pre-Closing Reorganization;

•	SNR taking all actions necessary to cause its management agreement to be terminated;

•	FVAC taking steps to exempt the acquisition of FVAC Class A common stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•

the Companies and FVAC agreeing to take all reasonable actions necessary to cause FVAC to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act and not take any action that would reasonably be expected to cause FVAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act;

•	agreement relating to the intended tax treatment of the transactions contemplated by the Merger Agreement;

•	the Companies providing FVAC with a title opinion prepared by Day, Carter, Murphy LLP and a survey of the Mountain Pass mine;

•	MPMO assigning to FVAC certain employment contracts at the closing of the Business Combination; and

•	MPMO using reasonable best efforts to cause James H. Litinsky to enter into an employment agreement with MPMO.

Representations and Warranties

The Merger Agreement contains representations and warranties made by each of the Companies to FVAC relating to a number of matters, including the following:

•	corporate organization and qualification to do business;

•	subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the Business Combination;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	compliance with applicable law;

•	financial statements of the Companies;

•	absence of undisclosed liabilities;

•	absence of certain changes or events to the businesses;

•	litigation and legal proceedings;

•	employee compensation and benefits matters;

•	labor matters and status of employment contracts;

•	lack of restrictions on business activities and assets;

•	title to owned and leased real property;

•	tax matters;

•	environmental matters;

•	broker’s and third party fees related to the Business Combination;

•	intellectual property and information technology systems;

•	privacy matters;

•	material contracts;

•	insurance matters;

•	interested party transactions;

•	accuracy of the Companies’ information provided in this proxy statement/consent solicitation/prospectus;

•	internal controls;

•	mining matters;

•	anti-corruption and trade law matters; and

•	radioactive materials and export licenses.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the Merger Agreement, a “material adverse effect” with respect to the Companies means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences: (a) has had a materially adverse effect on the financial condition or results of operations of the Companies or either Company and its subsidiaries, in each case, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of either of the Companies or the HoldCos to consummate the Business Combination; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a material adverse effect pursuant to clause (a) has occurred: (i) acts of war (whether such war is declared or undeclared, existing or new), hostilities, sabotage (including any internet or “cyber” attack or hacking), social or civil unrest (including demonstrations, riots or looting), or terrorism, or any escalation or worsening of any such acts of war, hostilities, sabotage, social or civil unrest or terrorism, or changes in global, international, national, regional, state or local political or social conditions (including intercountry or intra-country relationships); (ii) earthquakes, hurricanes, tornados, tsunamis, floods, mudslides, fires, weather conditions, explosions, accidents, malfunctions, system failures, pandemics (including COVID-19 and COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of the Merger Agreement or the Business Combination (including the impact thereof on relationships with customers, suppliers, licensors, distributors, partners, providers, employees or governmental entities); (iv) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement (including tariffs); (v) changes or proposed changes in U.S. GAAP (or any interpretation thereof) after the date of the Merger Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, banking, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a material adverse effect; or (ix) any force majeure event, change, event or occurrence.

The Merger Agreement also contains representations and warranties made by FVAC to the Companies relating to a number of matters, including the following:

•	corporate organization and qualification to do business;

•	subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the Business Combination;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummate the Business Combination;

•	compliance with laws and required approvals;

•	proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

•	financial information of FVAC;

•	business activities of FVAC and absence of certain changes or events;

•	litigation and legal proceedings;

•	material contracts;

•	the NYSE stock market quotation;

•	the Subscription Agreements and the PIPE Investment;

•	the Trust Account;

•	accuracy of FVAC’s information provided in this proxy statement/consent solicitation/prospectus;

•	absence of operations;

•	investment company act;

•	title to property; and

•	broker’s and finder’s fees related to the Business Combination.

The representations and warranties in the Merger Agreement will not survive the closing of the Business Combination and, as described below under “—Termination”, if the Merger Agreement is terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this proxy statement/consent solicitation/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by FVAC and the Companies, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of FVAC, the Companies or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Business Combination

Conditions to Each Party’s Obligations. The respective obligations of each of the Companies and FVAC to complete the Business Combination are subject to the satisfaction of the following conditions:

•	the approval by FVAC stockholders and the Companies’ unitholders of the Business Combination shall have been obtained;

•	FVAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing;

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(i) the applicable waiting period(s) under the HSR Act in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated, (ii) DPH and NRC shall have been provided notification regarding the Business Combination, and (iii) FVAC and the Companies will have received or have been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all governmental entities in connection with the execution, delivery and performance of the Merger Agreement and the Business Combination;

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there shall not have been enacted or promulgated any governmental order, statute, rule or regulation enjoining, restricting or making illegal the consummation of the transactions contemplated by the Merger Agreement;

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the FVAC Class A common stock to be issued in connection with the Business Combination(including the FVAC Class A common stock to be issued pursuant to payment of the earnout consideration) shall have been approved for listing on the NYSE, subject only to official notice of issuance thereof;

•	the redemption offer in relation to the public shares shall have been completed in accordance with the terms of the Merger Agreement and this proxy statement/consent solicitation/prospectus; and

•	the total available cash in the trust account less any redemptions plus those amounts funded pursuant to the Subscription Agreement shall be at least $150,000,000.

Conditions to Obligations of the Companies. The obligations of the Companies to complete the Business Combination is also subject to the satisfaction or waiver by the Companies of the following conditions:

•	the accuracy of the representations and warranties of FVAC as of the date of the Merger Agreement and as of the closing date of the Business Combination;

•	each of the covenants of FVAC to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an executive officer of FVAC certifying that the two preceding conditions have been satisfied;

•	there shall have been no material adverse effect on FVAC;

•	FVAC shall have delivered the A&R Registration Rights Agreement duly executed by FVAC, Sponsor and the independent directors;

•	the trust account shall have the funds available to pay the expenses of FVAC and the Companies;

•	the current charter of FVAC shall be amended and restated in the form set forth in Annex B to this proxy statement/consent solicitation/prospectus;

•	the transactions contemplated by the Parent Sponsor Letter Agreement between FVAC and the Insiders have been consummated concurrently with or prior to the closing; and

•	certain individuals elected and appointed to the positions of officers and directors of FVAC.

Conditions to Obligations of FVAC. The obligation of FVAC to complete the Business Combination is also subject to the satisfaction, or waiver by FVAC, of the following conditions:

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the accuracy of the representations and warranties of the Companies as of the date of the Merger Agreement and as of the closing date of the Business Combination, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on the Companies;

•	each of the covenants of the Companies have been performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•	the receipt of a certificate signed by an officer of the Companies certifying that the two preceding conditions have been satisfied;

•	there shall have been no material adverse effect on the Companies;

•	each of the Companies shall have delivered the A&R Registration Rights Agreement duly executed by the parties thereto;

•	the transactions contemplated by the Pre-Closing Reorganization shall have been consummated;

•	the accuracy of the representations and warranties of the HoldCos as set forth in the Pre-Closing Reorganization Joinders as of the closing date of the Business Combination;

•	each of the covenants of the HoldCos have been performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects; and

•	the receipt of a title opinion prepared by Day, Carter, Murphy LLP and a survey of the Mountain Pass mine.

Termination

Mutual termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by written consent of the Companies and FVAC;

•

by written notice from either the Companies or FVAC to the other if a governmental entity has issued an order, statute, rule or regulation permanently restraining, enjoining or otherwise prohibiting the Business Combination, which order, statute, rule or regulation is final and nonappealable;

•

by written notice from either the Companies or FVAC to the other if the approval of FVAC stockholders to the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal and the Incentive Plan Proposal are not obtained at the FVAC Special Meeting (subject to any adjournment or recess of the FVAC Special Meeting); or

•

the closing has not occurred on or before March 31, 2021; provided, that the right to terminate the Merger Agreement shall not be available to a party if such party’s action or failure to act has been the principal cause of or resulted in the failure of the Business Combination to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement.

The Companies’ termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•

prior to the closing, by written notice to FVAC from the Companies if (i) there is any breach of any representation, warranty, covenant or agreement on the part of FVAC set forth in the Merger Agreement, such that the conditions described under the heading “—Conditions to the Business Combination” would not be satisfied at the closing (a “terminating FVAC breach”), except that, if any such terminating FVAC breach is curable by FVAC through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date the Companies provide written notice of such violation or breach and the termination date) after receipt by FVAC of notice from the Companies of such breach, but only as long as FVAC continues to exercise such reasonable best efforts to cure such terminating FVAC breach (the “FVAC cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating FVAC breach is not cured within the FVAC cure period.

FVAC termination rights. The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

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prior to the closing, by written notice to the Companies from FVAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Companies set forth in the Merger Agreement such that the conditions described under the heading “—Conditions to the Business Combination” above would not be satisfied at the closing (a “terminating companies breach”), except that, if such terminating company breach is curable by the Companies through the exercise of their reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date FVAC provides written notice of such violation or breach and the termination date) after receipt by the Companies of notice from FVAC of such breach, but only as long as the Companies continue to use their reasonable best efforts to cure such terminating company breach (the “companies cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating companies breach is not cured within the companies cure period;

•	if the approval of the MPMO unitholders is note obtained within three (3) business days of the date this proxy statement/consent solicitation/prospectus is declared effective; or

•	if the approval of the SNR unitholders is note obtained within three (3) business days of the date this proxy statement/consent solicitation/prospectus is declared effective.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect and the Business Combination will be abandoned. However, the confidentiality, Trust Account claims waiver and certain other technical provisions of the Merger Agreement will continue in effect notwithstanding termination thereof. In addition, no party will be relieved from liability for any intentional breaches of the Merger Agreement or intentional fraud in making the representations and warranties in the Merger Agreement.

Amendments

The Merger Agreement may be amended by a duly authorized agreement in writing executed on behalf of each of the parties.

Specific Performance

The parties to the Merger Agreement agreed that they shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof prior to termination of the Merger Agreement.

Stock Market Listing

Application will be made by FVAC to have the shares of FVAC Class A common stock to be issued in the Business Combination approved for listing on the NYSE, which is the principal trading market for existing shares of FVAC Class A common stock. It is a condition to both parties’ obligation to complete the Business Combination that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Except with respect to all filing and other fees in connection with any filing under the HSR Act, 50% of which will be borne by FVAC and 50% borne by the Companies, all costs and expenses incurred in connection with the Business Combination will be paid by FVAC.

RELATED AGREEMENTS

Parent Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, the Class F Holders entered into the Parent Sponsor Letter Agreement, which was amended and restated on August 26, 2020, a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex H, pursuant to which the Class F Holders agreed to (i) vote all of their shares of FVAC Class F common stock in favor of the Business Combination and certain other matters, (ii) certain restrictions on their shares of FVAC Class F common stock (other than any shares of FVAC Class F common stock received in exchange for Private Placement Warrants), in each case upon the terms and subject to the conditions set forth therein, and (iii) subject to the satisfaction of the closing conditions in the Merger Agreement and immediately prior to the consummation of the Business Combination, surrender to FVAC the Surrendered Shares, if the amount of cash available in the Trust Account, less (1) any amounts required to satisfy the FVAC stockholder redemptions, plus (2) the PIPE Investment Amount, is less than $495 million.

The Class F Holders also agreed not to propose any amendment (i) to FVAC’s current charter that would affect the substance or timing of FVAC’s obligation to allow redemption in connection with FVAC’s initial business combination or to redeem 100% of the FVAC public shares sold as part of the FVAC units in FVAC’s IPO if FVAC does not complete an initial business combination by May 4, 2022 or (ii) with respect to any other provision of FVAC’s current charter relating to stockholders’ rights or pre-initial business combination activity, unless FVAC provides its public stockholders with the opportunity to redeem their shares of FVAC public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to FVAC to pay its taxes, divided by the number of then outstanding FVAC public shares sold as part of the FVAC units in FVAC’s IPO.

The Class F Holders also further agreed that, as of the consummation of the Business Combination, all of the Vesting Shares shall be unvested and shall be subject to certain vesting and forfeiture provisions, as follows: (i) 50% of the Vesting Shares beneficially owned by the Insiders shall vest if a $12.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the Closing, (ii) 25% of the Vesting Shares beneficially owned by the Insiders shall vest if a $14.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the Closing and (iii) 25% of the Vesting Shares beneficially owned by the Insiders shall if a $16.00 Stock Price Level is achieved on or before the tenth (10th) anniversary of the Closing. As used in this proxy statement/consent solicitation/prospectus, the applicable “Stock Price Level” will be considered achieved only when the VWAP of FVAC Class A common stock on NYSE equals or exceeds the applicable threshold for any twenty (20) trading days within any thirty (30) trading day period. In the event MPMC enters into a binding agreement with respect to a “Parent Sale” (as defined in the Parent Sponsor Letter Agreement), prior to the date that is ten (10) years following the Closing Date, and to the extent that the value of the purchase consideration paid for each share of Parent Stock (as defined in the Parent Sponsor Letter Agreement) in such Parent Sale is equal to or in excess of (a) $12.00, then the Vesting Shares (as defined in the Parent Sponsor Letter Agreement) that were eligible to vest pursuant to paragraph 7(c)(i)(1) of the Parent Sponsor Letter Agreement and remain unvested, if any, shall vest on the day immediately preceding the closing of such Parent Sale, (b) $14.00, then the Vesting Shares that were eligible to vest pursuant to paragraph 7(c)(i)(2) of the Parent Sponsor Letter Agreement and remain unvested, if any, shall vest on the day immediately preceding the closing of such Parent Sale, and/or (c) $16.00, then the Vesting Shares that were eligible to vest pursuant to paragraph 7(c)(i)(3) of the Parent Sponsor Letter Agreement and remain unvested, if any, shall vest on the day immediately preceding the closing of such Parent Sale. To the extent the consideration paid for each share of Parent Stock in such Parent Sale includes contingent consideration or property other than cash, the MPMC Board shall determine, in good faith, the value of the purchase consideration paid for each share of Parent Stock in such Parent Sale and any equitable adjustment required in respect of any unvested Vesting Shares. Vesting Shares that remain unvested on the first business day after the tenth (10th) anniversary of the consummation of the Business Combination shall be surrendered by the Sponsor or the applicable Insider to MPMC, without any consideration for such Transfer (as defined in the Parent Sponsor Letter Agreement).

Additionally, each of the Class F Holders also agreed that such Class F Holder shall not Transfer any Founder Shares (or shares of FVAC Class A common stock issuable upon conversion thereof) or any Private Placement Warrants (or shares of FVAC Class A common stock issued or issuable upon the exchange, exercise or conversion of the Private Placement Warrants) until the earliest to occur of: (i) one year after the completion of FVAC’s initial business combination; (ii) subsequent to FVAC’s initial business combination, if the last reported sale price of the shares of FVAC Class A common stock equals or exceeds $12.00 per share for any twenty (20) trading days within any thirty (30)-trading day period commencing at least 150 days after FVAC’s initial business combination; and (iii) the date following the completion of FVAC’s initial business combination on which FVAC completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of FVAC’s publics Stockholders having the right to exchange their public shares of common stock for cash, securities or other property (the “Lock-Up Period”).

The Parent Sponsor Letter Agreement shall terminate on the earlier of (i) the latest of (x) the expiration of the Lock-up Period or (y) the vesting in full and delivery of all Vesting Shares, or (ii) the liquidation of MPMC. No such termination shall relieve the Sponsor, the Insiders or FVAC from any liability resulting from a breach of the Parent Sponsor Letter Agreement occurring prior to such termination.

Subscription Agreements

Concurrently with the execution of the Merger Agreement and in connection with the consummation of the Business Combination, FVAC entered into certain Subscription Agreement, a form of which is attached to this proxy statement/consent solicitation/prospectus as Annex D, with the PIPE Investors, including the Sponsor, pursuant to which the PIPE Investors have committed to provide equity financing to FVAC in an aggregate amount of $200,000,000, conditioned upon consummation of the Business Combination and pursuant to which FVAC will issue and sell 20,000,000 shares of FVAC Class A common stock, par value $0.0001 per share at a purchase price of $10.00 per share (the consummation of the transactions contemplated by the Subscription Agreements shall be referred to herein as the “PIPE Investment”).

Additionally, FVAC agreed that within fifteen (15) business days after the closing of the initial business combination, FVAC will file with the SEC a registration statement for the registration, under the Securities Act, of the shares of FVAC Class A common stock issuable in connection with the PIPE Investment.

Parent Sponsor Warrant Exchange Agreement

In connection with the execution of the Merger Agreement, FVAC and the Sponsor entered into the Parent Sponsor Warrant Exchange Agreement, a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex G, pursuant to which the Sponsor agreed to exchange all 5,933,333 of its Private Placement Warrants for an aggregate of 890,000 shares of FVAC Class F common stock that, upon the consummation of the Business Combination, will be converted into FVAC Class A common stock (which will not be subject to vesting or forfeiture restrictions under the Parent Sponsor Letter Agreement), subject to and immediately prior to the consummation of the Business Combination.

Support Agreements

Shortly after the execution of the Merger Agreement, (i) the equityholders of MPMO holding at least a majority of the common units of MPMO issued and outstanding as of the date of the Merger Agreement executed and delivered to FVAC the MPMO Support Agreement, a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex E, and (ii) the equityholders of SNR holding at least a majority of the common units of SNR issued and outstanding as of the date of the Merger Agreement have executed and delivered to FVAC the SNR Support Agreement, a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex F, pursuant to which, among other things, such equityholders have agreed to (a) vote in favor of and support the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, subject to certain customary conditions, (b) refrain from transferring, except for affiliate transfers, any common units of MPMO or SNR, as applicable, and (c) not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FVAC, MPMO, SNR or the other parties to the Merger Agreement or any of their respective successors or directors challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreements.

Amended and Restated Registration Rights Agreement

In connection with the consummation of the Business Combination, FVAC, the Insiders and the A&R RRA Parties will enter into the A&R RRA a form of which is attached to this proxy statement/consent solicitation/prospectus as Annex I. The A&R RRA will become effective upon the consummation of the Business Combination. In accordance with the A&R RRA, the A&R RRA Parties and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that FVAC will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Holders of substantially all of the Companies’ units and the Insiders have each agreed with FVAC, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of MPMC Class A common stock during the period from the date of the closing of the Business Combination continuing through the date (i) in the case of FVAC Class A common stock of the New Holders other than the JHL Holders (as each such term is defined in the A&R RRA), 180 days after the closing date of the Business Combination or (ii) in the case of MPMC Class A common stock of the Insiders and of the JHL Holders, one year after the closing date of the Business Combination.

Reorganization Joinders

In connection with the Pre-Closing Reorganization and prior to the consummation of the Business Combination, (i) MPMO or an affiliate of an MPMO unitholder shall form MPMO HoldCo, and MPMO HoldCo shall form a new wholly-owned subsidiary, MPMO Transition Sub, LLC, (ii) SNR will form a new entity, SNR HoldCo, and SNR HoldCo shall form a new wholly-owned subsidiary, SNR Transition Sub, LLC, and (iii) MPMO Transition Sub, LLC will merge with and into MPMO, with MPMO being the surviving entity of the merger (the “MPMO Transition Merger”) and SNR Transition Sub, LLC will merge with and into SNR, with SNR being the surviving entity of the merger (this merger, together with the MPMO Transition Merger, the “Transition Sub Mergers”), with MPMO and SNR as the surviving legal entities of such mergers, the result of which shall be that the members of MPMO and SNR prior to the Transition Sub Mergers shall be the stockholders of MPMO HoldCo and SNR HoldCo, respectively, immediately after the Transition Sub Mergers, and MPMO and SNR will be wholly-owned subsidiaries of MPMO HoldCo and SNR HoldCo, respectively.

Concurrently with such Transition Sub Mergers, each of MPMO HoldCo and SNR HoldCo shall execute a Pre-Closing Reorganization Joinder, a form of which is attached to this proxy statement/consent solicitation/prospectus as Annex J, pursuant to which, automatically and without any further action by any person, MPMO HoldCo and SNR HoldCo will each become a party to the Merger Agreement, and shall cause MPMO and SNR, respectively, to comply with all covenants and perform all obligations of MPMO and SNR set forth in the Merger Agreement.

REGULATORY APPROVALS RELATED TO THE BUSINESS COMBINATION

Completion of the Business Combination is subject to regulatory approval, including under the HSR Act. FVAC and the Companies have agreed to use their respective reasonable best efforts to obtain all required regulatory approvals.

HSR Act

Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and all statutory waiting period requirements have been satisfied. FVAC and the Companies filed Notification and Report Forms with the Antitrust Division and the FTC on July 29, 2020. We received early termination of the waiting period under the HSR Act on August 11, 2020.

At any time before or after the completion of the Business Combination, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the Business Combination, to rescind the Business Combination or to clear the Business Combination subject to the divestiture of assets of FVAC or the Companies or subject the transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of FVAC or the Companies or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

There can be no assurances that the regulatory approvals discussed above will be received on a timely basis, or as to the ability of FVAC or the Companies to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals.

DPH and NRC

The Companies and FVAC have also agreed to act as promptly as practicable but in no event later than ten (10) business days after the date of the Merger Agreement to comply with the notification and reporting requirements of the DPH and NRC. The Companies and FVAC will promptly and in good faith respond to all information requested of them by DPH and NRC in connection with such notification and otherwise cooperate in good faith with each other and agree to use their best efforts to obtain any approvals that may be required by DPH and NRC. The Companies and FVAC will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary (if any) and will take all other actions necessary or desirable to obtain the required consents or cause the expiration or termination of the applicable waiting periods (if any) as soon as practicable. The Companies and FVAC will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their affiliates and their respective agents, representatives and advisors, on the one hand, and either DPH or NRC, on the other hand, with respect to the Merger Agreement or the Business Combination.

Completion of the Business Combination is subject to the issuance of an order by the NRC consenting to the indirect change of control of NRC Export License Nos. XSOU8707 and XSOU8827 as requested by the NRC’s Office of International Programs. On August 17, 2020, MPMO submitted an application requesting that the NRC issue an order consenting to the indirect change of control of the licenses, and the NRC consented to the indirect change of control of the licenses on September 21, 2020.

On July 29, 2020, MPMO notified DPH of the Business Combination. DPH has determined that the Business Combination results in a change of control requiring an amendment to MPMO’s existing radioactive materials license. Issuance of such amendment is subject to review and approval by DPH.

SELECTED HISTORICAL FINANCIAL INFORMATION OF FVAC

The following table sets forth selected historical financial information derived from FVAC’s audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus for and as of the six months ended June 30, 2020. You should read the following summary financial information in conjunction with the section entitled “FVAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and FVAC’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation/prospectus.

We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through June 30, 2020 were organizational activities and those necessary to complete FVAC’s IPO and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the completion of the Business Combination. Financial information below is in whole dollars unless otherwise stated.

For the period from January 24, 2020 (inception) through June 30, 2020
Statements of Operations Data:
Total interest income	$36,875
Loss from operations	(358,716)

Net (loss) income	$(321,841)

Weighted average shares outstanding of Class A common stock	34,500,000

Basic and diluted net income per share, Class A	$0.00

Weighted average shares outstanding of Class F common stock	8,625,000

Basic and diluted net (loss) income per share, Class F	$(0.04)

As of June 30, 2020
Balance Sheets Data (end of period):
Cash	$1,430,152
Investments held in Trust Account	$345,036,875
Total assets	$346,917,733
Class A common stock, $0.0001 par value; 32,877,109 shares subject to possible redemption	$328,771,090
Total liabilities	$13,146,642
Total stockholders’ equity	$5,000,001

Cash Flow Data:
Net cash used in operating activities	$(388,966)
Net cash used in investing activities	$(345,000,000)
Net cash provided by financing activities	$346,819,118

SELECTED HISTORICAL FINANCIAL INFORMATION OF MPMO

The following selected historical financial information and other data for MPMO set forth below should be read in conjunction with “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and MPMO’s historical financial statements and the related notes thereto contained elsewhere in this proxy statement/consent solicitation/prospectus.

The selected historical financial information and other data presented below for the years ended December 31, 2019 and 2018, and the selected balance sheet and other data as of December 31, 2019 and 2018 have been derived from MPMO’s audited financial statements included in this proxy statement/consent solicitation/prospectus. The selected historical financial information and other data presented below for the year ended December 31, 2017 and the selected balance sheet and other data as of December 31, 2017 have been derived from MPMO’s unaudited financial statements which are not included in this proxy statement/consent solicitation/prospectus.

The selected financial data as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 have been derived from MPMO’s unaudited condensed financial statements included in this proxy statement/consent solicitation/prospectus. The unaudited financial data presented have been prepared on a basis consistent with MPMO’s audited financial statements. In the opinion of MPMO’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Information below is in thousands (except production and sales volumes, Realized Price per REO MT and Cost of Production per REO MT).

Our product sales are not comparable between periods due to changes in our contractual arrangements with Shenghe Resources (Singapore). See “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Comparability of Results—Our Relationship with Shenghe.”

	Six months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Statements of Operations Data:
Product sales (including sales to related parties)	$51,110	$25,447	$73,411	$67,418	$5,838
Operating costs and expenses (excluding one-time settlement charge)	(43,093)	(36,589)	(81,031)	(76,302)	(23,467)
One time settlement charge	(66,615)	—	—	—	—

Operating loss	(58,598)	(11,142)	(7,620)	(8,884)	(17,629)
Interest expense, net	(1,869)	(1,846)	(3,412)	(5,420)	(3,149)
Other income, net	237	2,385	4,278	839	203

Loss before income taxes	(60,230)	(10,603)	(6,754)	(13,465)	(20,575)
Income tax expense	(336)	(1)	(1)	(1)	(1)

Net loss	$(60,566)	$(10,604)	$(6,755)	$(13,466)	$(20,576)

	As of June 30,	As of December 31,
	2020	2019	2018	2017
Balance Sheet Data:
Cash and cash equivalents	$38,551	$2,757	$2,832	$3,427
Total assets	$147,604	$101,794	$96,270	$116,183
Total debt	$107,199	$18,078	$20,897	$49,834
Total stockholders’ (deficit) equity	$(24,742)	$(18,022)	$(11,267)	$2,199

	Six months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$2,242	$(11,230)	$(437)	$20,196	$(26,655)
Net cash provided by (used in) investing activities	$(4,828)	$2,827	$5,624	$(5,880)	$(36,168)
Net cash provided by (used in) financing activities	$38,728	$7,444	$(4,096)	$(30,740)	$66,250

	Six months Ended June 30,		As of December 31,
	2020	2019	2019	2018
REO Production Volume (MTs)	18,969	9,530	27,620	13,914
REO Sales Volume (MTs)	18,618	8,408	26,821	13,378
Realized Price per REO MT	$2,848	$2,998	$2,793	$3,382
Cost of Production per REO MT	$1,362	$2,698	$1,980	$2,822

SELECTED HISTORICAL FINANCIAL INFORMATION OF SNR

The following selected historical consolidated financial information and other data for SNR set forth below should be read in conjunction with “SNR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and SNR’s historical consolidated financial statements and the related notes thereto contained elsewhere in this proxy statement/consent solicitation/prospectus.

The selected historical consolidated financial information and other data presented below for the years ended December 31, 2019, and 2018, and the selected consolidated balance sheet and other data as of December 31, 2019, and 2018 have been derived from SNR’s audited consolidated financial statements included in this proxy statement/consent solicitation/prospectus. The selected historical consolidated financial information and other data presented below for the year ended December 31, 2017 and the selected consolidated balance sheet and other data as of December 31, 2017 have been derived from SNR’s unaudited consolidated financial statements which are not included in this proxy statement/consent solicitation/prospectus.

The selected financial data as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 have been derived from SNR’s unaudited condensed consolidated financial statements included in this proxy statement/consent solicitation/prospectus. The unaudited financial data presented have been prepared on a basis consistent with SNR’s audited consolidated financial statements. In the opinion of SNR’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Financial information below is in whole dollars unless otherwise stated.

	Six months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Statements of Operations Data:
Royalty revenue from related party	$1,409,735	$649,498	$2,019,835	$1,041,064	$—
General and administrative expenses, total expenses	191,422	345,602	590,059	650,659	1,728,462

Operating income (loss)	1,218,313	303,896	1,429,776	390,405	(1,728,462)
Interest income	12,205	38,294	73,100	20,648	—

Income (loss) before income taxes	1,230,518	342,190	1,502,876	411,053	(1,728,462)
Income tax (expense) benefit	(310,397)	—	368,259	—	—

Net income (loss)	$920,121	$342,190	$1,871,135	$411,053	$(1,728,462)

	As of June 30,	As of December 31,
	2020	2019	2018	2017
Balance Sheet Data:
Cash and cash equivalents	$5,786,289	$4,232,326	$3,766,629	$3,846,820
Total assets	$7,040,220	$6,271,927	$4,434,924	$4,141,250
Total liabilities	$178,640	$181,146	$215,278	$332,657
Total members’ equity	$6,861,580	$6,090,781	$4,219,646	$3,808,593

	Six months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$1,703,285	$368,806	$465,697	$(80,191)	$(1,825,639)
Net cash used in financing activities	$(149,322)	$—	$—	$—	$—

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/consent solicitation/prospectus.

The following unaudited pro forma condensed combined financial statements of FVAC present the combination of the financial information of FVAC, MPMO, and SNR adjusted to give effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of June 30, 2020 combines the historical balance sheet of FVAC, the historical balance sheet of MPMO, and the historical balance sheet of SNR on a pro forma basis as if the Business Combination, summarized below, had been consummated on June 30, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the six months ended June 30, 2020, combine the historical statements of operations of FVAC, MPMO, and SNR for such periods on a pro forma basis as if the Business Combination, summarized below, had been consummated on January 1, 2019, the beginning of the earliest period presented, giving effect to:

•	the Reverse Recapitalization between FVAC and MPMO;

•	FVAC’s acquisition of SNR, via the SNR Mergers;

•	the issuance and sale of 20,000,000 shares of FVAC Class A common stock at a purchase price of $10.00 per share and an aggregate purchase price of $200 million pursuant to the PIPE Investment; and

•	the exchange of 5,933,333 of FVAC Private Placement Warrants for an aggregate of 890,000 shares of FVAC Class A common stock pursuant to the Parent Sponsor Warrant Exchange Agreement.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are: (i) directly attributable to the Business Combination; (ii) factually supportable; and (iii) with respect to the statement of operations, expected to have a continuing impact on the results following the completion of the Business Combination.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of MPMO for the year ended December 31, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation/prospectus;

•	the historical unaudited financial statements of MPMO as of and for the six months ended June 30, 2020 and the related notes included elsewhere in this proxy statement/consent solicitation/prospectus;

•	the historical audited financial statements of SNR for the year ended December 31, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation/prospectus;

•	the historical unaudited financial statements of SNR as of and for the six months ended June 30, 2020 and the related notes included elsewhere in this proxy statement/consent solicitation/prospectus;

•

the historical audited financial statements of FVAC as of and for the period from January 24, 2020 (inception) to June 30, 2020 and the related notes included elsewhere in this proxy statement/consent solicitation/prospectus; and

•	other information relating to FVAC, MPMO and SNR contained in this proxy statement/consent solicitation/prospectus, including the Merger Agreement.

The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, FVAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of MPMO issuing stock for the net assets of FVAC, accompanied by a recapitalization. The net assets of FVAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MPMO. The SNR Mineral Rights Acquisition will be treated as an asset acquisition as it does not meet the definition of a business under ASC 805, and is accounted for in accordance with the “Acquisition of Assets Rather Than a Business” subsections of ASC 805-50 by using a cost accumulation model.

MPMO has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no redemption and maximum redemption scenarios:

•

MPMO’s unitholders have the greatest voting interest in the combined entity with approximately 48.8% minority interest in a no redemption scenario and a majority interest in a maximum redemption scenario;

•	MPMO’s former executive management will make up the vast majority of the management of MPMC;

•	MPMO’s existing directors and individuals designated by, or representing, MPMO unitholders will constitute a majority of the initial MPMC Board following the consummation of the Business Combination;

•	MPMC will continue to operate under the MP Materials tradename and the headquarters of MPMC will remain as MPMO’s headquarters; and

•	MPMO has a larger employee base and substantive operations.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of FVAC’s Class A common stock:

•

Assuming No Redemptions: This presentation assumes that no public stockholders of FVAC exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 34.5 million of FVAC’s public shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to public share redemptions for aggregate redemption payments of $345.0 million using a per share redemption price that was calculated as $345,036,875 in the Trust Account less $36,875 in interest income used to pay a portion of the outstanding franchise tax payable divided by 34,500,000 FVAC public shares, in each case, as of June 30, 2020. Additionally, this scenario gives effect to the surrender of 5,140,152 Founder Shares pursuant to the Parent Sponsor Letter Agreement.

Description of the Business Combination

The aggregate consideration for the Business Combination will be $919.4 million payable in the form of shares of Class A common stock. Additionally, MPMO and SNR unitholders will have the contingent right to receive up to 12,860,000 additional shares of Class A common stock contingent upon achieving certain market share price milestones within a period of 10 years post Business Combination.

The following summarizes the consideration, which is the same in both the no redemption and maximum redemption scenarios:

(in thousands, except share and per share amounts)
Shares transferred at Closing	91,941,543
Value per share	$10.00

Total share consideration	$919,415

The following summarizes the pro forma Class A common stock shares outstanding under the two scenarios, excluding the potential dilutive effect of the Earnout Shares, Vesting Shares, and exercise of FVAC public warrants:

	Assuming No Redemption	%	Assuming Maximum Redemption	%
FVAC Public Stockholders	34,500,000	23.4%	—	0.0%
Private Placement Warrants (upon conversion to FVAC Class A common stock)	890,000	0.6%	890,000	0.8%

FVAC Total	35,390,000	24.0%	890,000	0.8%

MPMO Unitholders	71,941,543	48.8%	71,941,543	63.8%

SNR Unitholders	20,000,000	13.6%	20,000,000	17.7%

PIPE Investment	20,000,000	13.6%	20,000,000	17.7%

Pro Forma Common Stock at June 30, 2020	147,331,543	100%	112,831,543	100%

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2020

(in thousands)

	As of June 30, 2020							As of June 30, 2020				As of June 30, 2020
	Fortress Value Acquisition Corp. (Historical)	MP Mine Operations LLC (Historical)	Secure Natural Resources LLC (Historical)	Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Assuming No Redemption)			Pro Forma Combined (Assuming No Redemption)	Pro Forma Adjustments (Assuming Maximum Redemption)			Pro Forma Combined (Assuming Maximum Redemption)
ASSETS
Current Assets:
Cash and cash equivalents	$1,430	$38,551	$5,786	$—	$345,037	(A	)	$530,411	$(345,000)	(M	)	$185,411
					200,000	(B	)
					(12,075)	(C	)
					(21,125)	(D	)
					(15,733)	(F	)
					(11,423)	(G	)
					(37)	(N	)
Trade accounts receivable from related party		183		—	—			183	—			183
Inventories		29,711		—	—			29,711	—			29,711
Royalty revenue receivable from related party			868	—	(868)	(H	)	—	—			—
Prepaid expenses and other current assets	451	2,243	37	—	94	(H	)	2,409	—			2,409
					(416)	(F	)

Total current assets	1,881	70,688	6,691	—	483,454			562,714	(345,000)			217,714
Non-current Assets:
Restricted cash		27,113		—	—			27,113	—			27,113
Net property, plant, and equipment		49,297		(2,967)	—			46,330	—			46,330
Deferred tax assets			147		—			147	—			147
Mineral rights and intangible assets (net of depletion)			202	2,967	362,909	(E	)	363,111	—			363,111
					(2,967)	(H	)
Other non-current assets		506		—	—			506	—			506
Investments held in Trust Account	345,037			—	(345,037)	(A	)	—	—			—

Total non-current assets	345,037	76,916	349	—	14,905			437,207	—			437,207

Total Assets	$346,918	$147,604	$7,040	$—	$498,359			$999,921	$(345,000)			$654,921

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

AS OF JUNE 30, 2020

(in thousands)

	As of June 30, 2020							As of June 30, 2020		As of June 30, 2020
	Fortress Value Acquisition Corp. (Historical)	MP Mine Operations LLC (Historical)	Secure Natural Resources LLC (Historical)	Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Assuming No Redemption)			Pro Forma Combined (Assuming No Redemption)	Pro Forma Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	985	11,637	90	171	(1,967)	(D	)	11,273	—	11,273
					(117)	(F	)
					(39)	(G	)
					550	(O	)
					(37)	(N	)
Accounts payable and accrued liabilities—related parties		2,154		5	(32)	(H	)	2,127	—	2,127
Deferred revenue—related parties		—		—	—			—	—	—
Current installments of long-term debt—third party		1,495		—	—			1,495	—	1,495
Franchise tax payable	87			(87)	—			—	—	—
State tax payable			89	(89)	—			—	—	—
Current installments of long-term debt—related parties		35,883		—	(4,962)	(D	)	30,921	—	30,921
Finance lease liabilities		244		—	—			244	—	244
Other current liabilities		3,740		—	—			3,740	—	3,740
Other current liabilities—related parties		484		—	(484)	(H	)	—	—	—

Total current liabilities	1,072	55,637	179	—	(7,088)			49,800	—	49,800

Non-current Liabilities:
Asset retirement obligation		24,743		—	—			24,743	—	24,743
Environmental obligation		16,598		—	—			16,598	—	16,598
Deferred revenue—related parties, net of current portion		—		—	—			—	—	—
Long-term debt—third party, net of current portion		1,869		—	—			1,869	—	1,869
Deferred underwriting commissions	12,075			—	(12,075)	(C	)	—	—	—
Long-term debt—related parties, net of current portion		67,952		—	(13,595)	(D	)	54,357	—	54,357

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

AS OF JUNE 30, 2020

(in thousands)

	As of June 30, 2020							As of June 30, 2020				As of June 30, 2020
	Fortress Value Acquisition Corp. (Historical)	MP Mine Operations LLC (Historical)	Secure Natural Resources LLC (Historical)	Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Assuming No Redemption)			Pro Forma Combined (Assuming No Redemption)	Pro Forma Adjustments (Assuming Maximum Redemption)			Pro Forma Combined (Assuming Maximum Redemption)
Finance lease liabilities, net of current portion		324		—	—			324	—			324
Deferred tax liabilities					101,671	(Q	)	101,671	—			101,671
Other non-current liabilities		5,223		—	(3,204)	(H	)	2,019	—			2,019

Total non-current liabilities	12,075	116,709	—	—	72,797			201,581	—			201,581

Total liabilities	13,147	172,346	179	—	65,709			251,381	—			251,381

COMMITMENTS AND CONTINGENCIES
Class A common stock subject to possible redemption	328,771			—	(328,771)	(I	)	—	—			—

Stockholders’ Equity:
Common Units		20,500		—	(20,500)	(J	)	—	—			—
Class A common stock	—			—	3	(I	)	15	(4)	(M	)	11
					2	(B	)
					8	(J	)
					2	(E	)
Class F common stock	1			—	(1)	(K	)	—	—			—
Preferred Units	—	2,275		—	(2,275)	(J	)	—	—			—
Preferred Warrants		53,846		—	(53,846)	(J	)	—	—			—
Additional paid-in capital	5,321			—	328,768	(I	)	867,071	(344,996)	(M	)	522,075
					199,998	(B	)
					(322)	(L	)
					76,613	(J	)
					853	(H	)
					(874)	(H	)
					261,236	(E	)
					(11,384)	(G	)
					6,861	(P	)
					1	(K	)
Accumulated deficit	(322)	(101,363)		—	322	(L	)	(118,546)	—			(118,546)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

AS OF JUNE 30, 2020

(in thousands)

	As of June 30, 2020							As of June 30, 2020		As of June 30, 2020
	Fortress Value Acquisition Corp. (Historical)	MP Mine Operations LLC (Historical)	Secure Natural Resources LLC (Historical)	Reclassification Adjustments (Note 2)	Pro Forma Adjustments (Assuming No Redemption)			Pro Forma Combined (Assuming No Redemption)	Pro Forma Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
					(601)	(D	)
					(16,032)	(F	)
					(550)	(O	)
Members’ Equity			6,861	—	(6,861)	(P	)	—	—	—

Total stockholders’ equity (deficit)	5,000	(24,742)	6,861	—	761,421			748,540	(345,000)	403,540

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$346,918	$147,604	$7,040	$—	$498,359			$999,921	$(345,000)	$654,921

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(in thousands, except share and per share data)

	For the Period from January 24, 2020 (inception) to June 30, 2020	For the Six Months ended June 30, 2020					For the Six Months ended June 30, 2020		For the Six Months ended June 30, 2020
	Fortress Value Acquisition Corp. (Historical)	MP Mine Operations LLC (Historical)	Secure Natural Resources LLC (Historical)	Pro Forma Adjustments (Assuming No Redemption)			Pro Forma Combined (Assuming No Redemption)	Pro Forma Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Product sales (including sales to related parties)	$—	$51,110	$—	$—			$51,110	$—	$51,110
Royalty revenue from related party			1,410	(1,410)	(AA	)	—	—	—

Total revenue	—	51,110	1,410	(1,410)			51,110	—	51,110

Operating costs and expenses:
Cost of sales (including cost of sales to related parties)		29,532		—			29,532	—	29,532
Royalty expense paid to related party		853		(853)	(AA	)	—	—	—
General and administrative expenses	272	8,927	192	(257)	(BB	)	11,568	—	11,568
				(57)	(CC	)
				(41)	(DD	)
				2,532	(II	)
Depreciation, depletion and amortization		2,653		7,507	(EE	)	10,160	—	10,160
Accretion of asset retirement obligation and environmental remediation obligation		1,128		—			1,128	—	1,128
One-time settlement charge		66,615		—			66,615	—	66,615
Franchise tax expense	87			—			87	—	87

Total operating cost and expenses	359	109,708	192	8,831			119,090	—	119,090

Operating income (loss)	(359)	(58,598)	1,218	(10,241)			(67,980)	—	(67,980)
Other income, net		237		—			237	—	237
Interest income	37		12	(37)	(FF	)	12	—	12
Interest expense		(1,869)		1,296	(GG	)	(332)	—	(332)
				241	(AA	)

Income (loss) before income taxes	(322)	(60,230)	1,230	(8,741)			(68,063)	—	(68,063)
Income tax benefit (expense)		(336)	(310)	2,446	(HH	)	1,800	—	1,800

Net income (loss)	$(322)	$(60,566)	$920	$(6,295)			$(66,263)	$—	$(66,263)

Weighted average shares outstanding—Class A common stock	34,500,000						147,331,543		112,831,543
Basic and diluted net income (loss) per share—Class A	$—						$(0.45)		$(0.59)
Weighted average shares outstanding—Class F common stock	8,625,000
Basic and diluted net loss per share—Class F	$(0.04)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands, except share and per share data)

	For the Year ended December 31, 2019						For the Year ended December 31, 2019		For the Year ended December 31, 2019
	Fortress Value Acquisition Corp (Historical) (1)	MP Mine Operations LLC (Historical)	Secure Natural Resources LLC (Historical)	Pro Forma Adjustments (Assuming No Redemption)			Pro Forma Combined (Assuming No Redemption)	Pro Forma Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Product sales (including sales to related parties)	$—	$73,411	$—	$—			$73,411	$—	$73,411
Royalty revenue from related party			2,020	(2,020)	(AA	)	—		—

Total revenue	—	73,411	2,020	(2,020)			73,411	—	73,411
Operating costs and expenses:
Cost of sales (including cost of sales to related parties)		61,261		—			61,261	—	61,261
Royalty expense paid to related party		1,885		(1,885)	(AA	)	—	—	—
General and administrative expenses		11,104	590	6,752	(II	)	18,446	—	18,446
Depreciation, depletion and amortization		4,687		15,016	(EE	)	19,703	—	19,703
Accretion of asset retirement obligation and environmental remediation obligation		2,094		—			2,094	—	2,094
Franchise tax expense							—

Total operating cost and expenses	—	81,031	590	19,883			101,504	—	101,504

Operating income (loss)	—	(7,620)	1,430	(21,903)			(28,093)	—	(28,093)
Other income, net		4,278		—			4,278	—	4,278
Interest income			73	—			73		73
Interest expense		(3,412)		2,890	(GG	)	(50)	—	(50)
				472	(AA	)

Income (loss) before income taxes	—	(6,754)	1,503	(18,541)			(23,792)	—	(23,792)
Income tax benefit (expense)		(1)	368	5,187	(HH	)	5,554	—	5,554

Net income (loss)	$—	$(6,755)	$1,871	$(13,354)			$(18,238)	$—	$(18,238)

Weighted average shares outstanding—Class A common stock							147,331,543		112,831,543
Basic and diluted net loss per share—Class A							$(0.12)		$(0.16)

(1)	As FVAC’s date of inception is January 24, 2020, no statement of operations data exists for the year ended December 31, 2019.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, FVAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of MPMO issuing stock for the net assets of FVAC, accompanied by a recapitalization. The net assets of the FVAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MPMO. The SNR Mineral Rights Acquisition will be treated as an asset acquisition under ASC 805, and is accounted for in accordance with the “Acquisition of Assets Rather Than a Business” subsections of ASC 805-50 by using a cost accumulation model.

Subject to the terms and conditions set forth in the Merger Agreement, MPMO and SNR unitholders will have the contingent right to receive up to 12,860,000 additional shares of Class A common stock contingent upon achieving certain market share price milestones within a period of 10 years post-Business Combination.

In connection with the closing of the Business Combination, 8,625,000 and 3,484,848 of the Founder Shares under a no redemption scenario and maximum redemption scenario, respectively, will be Vesting Shares and will vest upon achieving certain market share price milestones within a period of ten years post-Business Combination. These shares will be forfeited if the set milestones are not reached.

The unaudited pro forma condensed combined balance sheet as of June 30, 2020 assumes that the Business Combination occurred on June 30, 2020. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 give pro forma effect to the Business Combination as if it had been completed on January 1, 2019. All periods are presented on the basis of MPMO as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•	FVAC’s audited balance sheet as of June 30, 2020 and the related notes for the period ended June 30, 2020, included elsewhere in this proxy statement/consent solicitation/prospectus;

•	MPMO’s unaudited balance sheet as of June 30, 2020 and the related notes for the period ended June 30, 2020, included elsewhere in this proxy statement/consent solicitation/prospectus; and

•	SNR’s unaudited balance sheet as of June 30, 2020 and the related notes for the period ended June 30, 2020, included elsewhere in this proxy statement/consent solicitation/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•

FVAC’s audited statement of operations for the period from January 24, 2020 (inception) to June 30, 2020 and the related notes, included elsewhere in this proxy statement/consent solicitation/prospectus;

•	MPMO’s unaudited statement of operations for the six months ended June 30, 2020 and the related notes, included elsewhere in this proxy statement/consent solicitation/prospectus; and

•	SNR’s unaudited statement of operations for the six months ended June 30, 2020 and the related notes, included elsewhere in this proxy statement/consent solicitation/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared using, and should be read in conjunction with, the following:

•	MPMO’s audited statement of operations for the year ended December 31, 2019 and the related notes, included elsewhere in this proxy statement/consent solicitation/prospectus; and

•	SNR’s audited statement of operations for the year ended December 31, 2019 and the related notes, included elsewhere in this proxy statement/consent solicitation/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that FVAC believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. FVAC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of FVAC, MPMO, and SNR.

2.	Accounting Policies

Upon consummation of the merger, management will perform a comprehensive review of the three entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the three entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Certain reclassification adjustments have been made to the unaudited pro forma condensed combined balance sheet to align FVAC, MPMO and SNR’s financial statement presentation.

Reclassification Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

MPMO Reclassifications	Historical	Reclassification Amount
	(in thousands)
Net property, plant, and equipment	$49,297	$(2,967	) (a)
Mineral rights and intangible assets (net of depletion)	—	$2,967	(a)

(a)	Reflects the reclassification of mineral rights of $2.97 million from net property, plant, and equipment to mineral rights and intangible assets (net of depletion).

FVAC Reclassifications	Historical	Reclassification Amount
	(in thousands)
Accounts payable and accrued liabilities	$985	$82	(a) (b)
Accounts payable and accrued liabilities - related parties	—	$5	(b)
Franchise tax payable	$87	$(87	) (a)

(a)	Reflects the reclassification of franchise tax payable of $87,000 to accounts payable and accrued liabilities.

(b)	Reflects the reclassification of $5,000 from accounts payable and accrued liabilities to accounts payable and accrued liabilities – related parties.

SNR Reclassifications	Historical	Reclassification Amount
	(in thousands)
Accounts payable and accrued liabilities	$90	$89	(a)
State tax payable	$89	$(89	) (a)

(a)	Reflects the reclassification of state tax payable of $89,000 to accounts payable and accrued liabilities.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Business Combination, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the post-combination company. MPMO and FVAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. As it relates to the Mineral Rights Lease and Intellectual Property License between MPMO and SNR, certain pro forma adjustments were included in the unaudited pro forma condensed combined financial information to eliminate such activities between MPMO and SNR.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the post-combination company’s shares outstanding, assuming the Business Combination occurred on January 1, 2019.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2020 are as follows:

(A)	Reflects the reclassification of $345.0 million of investments held in the Trust Account that becomes available following the Business Combination, assuming no redemptions.

(B)	Reflects the net proceeds of $200.0 million from the issuance and sale of 20,000,000 shares of FVAC Class A common stock at $10.00 per share in the PIPE Investment.

(C)	Reflects the settlement of $12.1 million of deferred underwriters’ fees.

(D)

Reflects the settlement of MPMO’s historical debt that will be settled concurrently with the close of the transaction comprised of the MPMO Unsecured Note and the MPMO Secured Note. The adjustments related to debt reflected in the unaudited pro forma condensed combined balance sheet comprise the following:

(in thousands)
Represents current portion of MPMO historical debt paid off	$(5,563)
Represents non-current portion of MPMO historical debt paid off	(13,595)
Represents accrued interest of MPMO historical debt paid off	(1,967)

Total pro forma adjustments to cash and cash equivalents	$(21,125)

Represents current portion of MPMO historical debt paid off	$(5,563)
Represents write-off of discount related to MPMO historical debt paid off	601

Total pro forma adjustments to current installments of long-term debt - related parties	$(4,962)

(E)

Reflects the fair value adjustment to the mineral rights acquired in the SNR Mineral Rights Acquisition recognized on the basis of relative fair value in accordance with ASC 805. The final estimated total cost of the SNR Mineral Rights Acquisition and relative fair value of the mineral rights acquired could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the price of FVAC Class A common stock up to the closing date of the Business Combination. A sensitivity analysis related to the fluctuation in the price of FVAC Class A common stock was performed to assess the impact a hypothetical change of 10% on the trading price of FVAC Class A common stock on the NYSE on July 31, 2020 would have on the estimated total cost of the acquisition as of the closing date. FVAC’s closing price on July 31, 2020 was $11.80. Additionally, the adjustment reflects the issuance of 20,000,000 shares of Class A common stock using par value of $0.0001 per share.

	(in thousands)
	10% increase in stock price	Reflected stock price	10% decrease in stock price
	$12.98	$11.80	$10.62
Class A common stock transferred to SNR	20,000	20,000	20,000
Consideration transferred to SNR	259,600	236,000	212,400
Add: Transaction costs	767	767	767
Add: Fair Value of SNR’s Earnout Shares (1)	30,464	30,464	30,464

Total Cost of Acquisition	290,831	267,231	243,631
Less: Total value non-qualifying assets	(5,791)	(5,791)	(5,791)

Relative Fair Value Mineral Rights	285,040	261,440	237,840

Add: Deferred tax liability (2)	110,849	101,671	92,493

Final Carrying Value Mineral Rights	395,889	363,111	330,333

(1)

Represents the estimated fair value of the Earnout Shares attributable to SNR unitholders upon the achievement of certain stock price milestones during a specified post-merger measurement period, and subject to certain additional terms, as outlined in the Merger Agreement. For each earnout tranche, FVAC obtained the fair value based on a Monte Carlo simulation model using certain underlying assumptions such as stock price, volatility, risk-free interest rates and dividend payments. Upon achievement, Earnout Shares will be pro-rata allocated to SNR unitholders based on the total shares of Class A common stock held by them compared to total shares given to SNR and MPMO unitholders, upon closing of the Business Combination.

(2)	Represents the recognition of the deferred tax impact of the mineral rights acquired in the SNR Mineral Rights Acquisition in accordance with ASC 740 Income Taxes (“ASC 740”).

(F)

Represents preliminary estimated transaction costs incurred by MPMO that are not capitalized as part of the Business Combination. These costs are not included in the unaudited pro forma condensed combined statement of operations as they are nonrecurring.

(G)

Represents preliminary estimated transaction costs incurred by FVAC that are not capitalized as part of the Business Combination. These costs are not included in the unaudited pro forma condensed combined statement of operations as they are nonrecurring.

(H)	Reflects the settlement of the pre-existing relationship balances between MPMO and SNR.

(I)	Reflects the reclassification of $328.8 million of FVAC Class A common stock subject to possible redemption to permanent equity.

(J)

Reflects the recapitalization of MPMO and issuance of 71,941,543 of the post-combination company’s Class A common stock to MPMO equity holders as consideration in the Business Combination. Additionally, reflects the conversion of 890,000 Private Placement Warrants to Class F common stock pursuant to the Parent Sponsor Warrant Exchange Agreement, which convert to Class A common stock upon consummation of the Business Combination.

(K)	Reflects the adjustment to the historical Founder Shares as a result of the Surrender Shares pursuant to the Parent Sponsor Letter Agreement.

(L)	Reflects the elimination of FVAC’s historical accumulated deficit.

(M)

Represents redemption of the maximum number of shares that may be made of 34,500,000 FVAC Class A common stock for approximately $345.0 million allocated to common stock and additional paid-in capital using par value $0.0001 per share and at a redemption price of $10.00 per share (based on the fair value of investments held in the Trust Account as of June 30, 2020 of approximately $345.0 million adjusted for $36.9 thousand of interest income to be used to pay a portion of the outstanding franchise tax payable).

(N)	Reflects the reduction to cash for the interest earned on the Trust Account as the interest earned will be used to settle a portion of the franchise tax payable.

(O)	Reflects one-time, lump-sum payments payable immediately following the closing of the Business Combination in accordance with new executed executive agreements.

(P)	Reflects the elimination of SNR’s historical members’ equity.

(Q)

Reflects an increase in deferred tax liabilities due to initial temporary differences as a result of the SNR Mineral Rights Acquisition. The deferred tax was calculated based on an estimated statutory tax rate of 28.0%. The estimated statutory tax rate is not necessarily indicative of the actual effective tax rate of the combined company.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the period ended June 30, 2020 and the year ended December 31, 2019 are as follows:

(AA)	Reflects elimination of MPMO and SNR related party transactions.

(BB)	Reflects elimination of MPMO historical transaction costs incurred for the Reverse Recapitalization.

(CC)	Reflects elimination of FVAC historical transaction costs incurred for the Reverse Recapitalization.

(DD)	Reflects elimination of historical expenses related to FVAC’s office space and related support services, which will terminate upon consummation of the Business Combination.

(EE)

Reflects the recognition of depletion expense based on the fair value of the mineral rights acquired through the SNR Mineral Rights Acquisition, offset by historical depletion expense recognized by MPMO. Depletion expense was calculated based on the estimated useful mine life of 24 years, with such mine life corresponding to the proven and probable reserves period. Depletion expense is calculated on a straight-line basis.

	For the six months ended June 30, 2020	For the year ended December 31, 2019
	(in thousands)
Depletion of acquired mineral rights from the SNR Mineral Rights Acquisition	$7,565	$15,130
Elimination of historical MPMO depletion	(58)	(114)

Total pro forma adjustments to depreciation, depletion and amortization	$7,507	$15,016

(FF)	Reflects elimination of investment income related to the investment held in the Trust Account.

(GG)

Reflects elimination of historical interest expense, including amortization of debt discount, recorded by MPMO related to MPMO’s historical debt that will be settled concurrently with the close of the Business Combination, comprised of the following:

	For the six months ended June 30, 2020	For the year ended December 31, 2019
	(in thousands)
Interest expense—MPMO Unsecured Note	$139	$275
Interest expense—MPMO Secured Note	1,157	2,615

Total pro forma adjustments to interest expense	$1,296	$2,890

(HH)

Reflects the income tax effect of pro forma adjustments using the estimated statutory tax rate of 28.0%, compromised of the federal statutory corporate tax rate of 21.0% and a blended state tax rate of 7.0%.

(II)

Reflects stock compensation expense related to time-based incentive awards granted to two executives and the partial vesting of the initial equity award equal to 1.7% of the pre-money Combined Company Equity Value in the form of a restricted stock award granted to one executive, with such awards contingent upon the closing of the Business Combination. Additionally, reflects the increase in salary expense pertaining to new executed executive employment agreements that will be assumed by FVAC in connection with the Business Combination.

4.	Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2019. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of FVAC’s Class A common stock for the period ended June 30, 2020 and for the year ended December 31, 2019:

	For the six months ended June 30, 2020		For the year ended December 31, 2019
	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss (in thousands)	$(66,263)	$(66,263)	$(18,238)	$(18,238)
Weighted average shares outstanding of Class A common stock	147,331,543	112,831,543	147,331,543	112,831,543
Basic and diluted net loss per share - Class A(1)	$(0.45)	$(0.59)	$(0.12)	$(0.16)

(1)

For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding public warrants are exchanged for MPMC Class A common stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted loss per share.

COMPANIES’ SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation

You are being asked to consent to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby, including the adoption and approval of the Pre-Closing Reorganization (the “Companies’ Merger Proposal”).

Each of the MPMO Board and the SNR Board has (i) determined that the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization are advisable, fair to, and in the best interests of MPMO and SNR, respectively, and MPMO’s and SNR’s unitholders, respectively, and (ii) adopted and approved the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated thereby, including the Pre-Closing Reorganization. Each of the MPMO Board and the SNR Board recommends that unitholders of MPMO and SNR, respectively, consent to the Companies’ Merger Proposal and thereby adopt and approve the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization.

FVAC has entered into (i) the MPMO Support Agreement, and (ii) the SNR Support Agreement, in each case, which obligates each of the MPMO or SNR, as applicable, unitholders party thereto to vote, consent or approve all common units of MPMO and SNR, as applicable, held by such unitholder in favor of adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization. The common units of MPMO that are owned by the MPMO unitholders party to the MPMO Support Agreement and subject to the MPMO Support Agreement represent approximately 98% of the outstanding common units of MPMO. The common units of SNR that are owned by the SNR unitholders party to the SNR Support Agreement and subject to the SNR Support Agreement represent approximately 89% of the outstanding common units of SNR. The written consents of the MPMO and SNR unitholders party to the Support Agreements with respect to the common units of MPMO or SNR, as applicable, that are owned by such unitholders will be, when delivered, sufficient to adopt the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization, in accordance with applicable law and the respective limited liability company agreements of the Companies.

Record Date

The MPMO Board has set [●], 2020 (the “MPMO Record Date”) as the record date for determining the MPMO unitholders entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal.

The SNR Board has set [●], 2020 (the “SNR Record Date”) as the record date for determining the SNR unitholders entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal

Companies’ Unitholders Entitled to Consent

Only MPMO or SNR unitholders of record holding common units as of the close of business on the MPMO Record Date or SNR Record Date, as applicable, are entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal. As of the close of business on the MPMO Record Date, there were 1,000 MPMO common units outstanding and entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal. As of the close of business on the SNR Record Date, there were 6,850,677.97 SNR common units outstanding and entitled to sign and deliver written consents with respect to the Companies’ Merger Proposal. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time, on [●], 2020.

Consents; Required Consents

Written consents from (i) members of MPMO representing at least a majority of common units of MPMO, and (ii) members of SNR representing at least a majority of common units of SNR, in each case, are required in order to adopt and approve, with respect to MPMO and SNR, respectively, the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization, in accordance with applicable law and the respective limited liability company agreements of each the Companies.

Following entry by the parties into the Merger Agreement, FVAC entered into (i) the MPMO Support Agreement with each of the MPMO unitholders party thereto, and (ii) the SNR Support Agreement with each of the SNR unitholders party thereto. Pursuant to each Support Agreement, the MPMO or SNR, as applicable, unitholders party thereto agreed to vote, consent or approve all common units of MPMO or SNR, as applicable, held by such unitholder in favor of adopting and approving the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization. The common units of MPMO that are owned by the MPMO unitholders party to the MPMO Support Agreement and subject to the MPMO Support Agreement represent approximately 98% of the outstanding common units of MPMO. The common units of SNR that are owned by the SNR unitholders party to the SNR Support Agreement and subject to the SNR Support Agreement represent approximately 89% of the outstanding common units of SNR. The written consents of the MPMO and SNR unitholders party to the Support Agreements with respect to the common units of MPMO or SNR, as applicable, that are owned by such unitholders will be, when delivered, sufficient to adopt the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization, in accordance with applicable law and the respective limited liability company agreements of the Companies.

Submission of Consents

You may consent to the Companies’ Merger Proposal with respect to your common units of MPMO or SNR, as applicable, by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation/prospectus and returning it to MPMO or SNR, as applicable.

If you hold common units of MPMO as of the close of business on the MPMO Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to MPMO. Once you have completed, dated and signed the written consent, you may deliver it to MPMO by emailing a .pdf copy to sbangalore@mpmaterials.com or by mailing it to 6720 Via Austi Parkway, Suite 450, Las Vegas, NV 89119, Attention: Sheila Bangalore, Chief Strategy Officer and General Counsel.

If you hold common units of SNR as of the close of business on the SNR Record Date, and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Continental Stock Transfer & Trust Company. Once you have completed, dated and signed the written consent, you may deliver it to Continental Stock Transfer & Trust Company, by mailing it to 1 State St—30th Floor, New York, NY 10004, Attention: Corporate Actions - SNR, or by uploading the notice to Continental Stock Transfer & Trust Company via the following secure URL address: “https://cstt.citrixdata.com/r_r7b41c4546534ccaa”. In order to avoid delays, please label any uploaded notice with your name and date. If you have questions concerning the mailing or uploading of the notice, please contact Continental Stock Transfer & Trust Company at reorg+SNR@continentalstock.com.

Each of the MPMO Board and the SNR Board has set 12:00 noon, New York City time, on [●], 2020 as the target date for the receipt of written consents, which is the date on which MPMO and SNR expect to receive the written consents from the MPMO and SNR unitholders party to the Support Agreements. The Companies reserve the right to extend the final date for the receipt of written consents beyond [●], 2020. Any such extension may be made without notice to MPMO or SNR unitholders. Once a sufficient number of consents to adopt the Merger Agreement has been received, the consent solicitation will conclude. The written consents of the MPMO and SNR unitholders party to the Support Agreements with respect to the common units of MPMO or SNR, as applicable, that are owned by such unitholders will be, when delivered, sufficient to adopt the Merger Agreement, the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement, including the Pre-Closing Reorganization, in accordance with applicable law and the respective limited liability company agreements of the Companies.

Executing Consents; Revocation of Consents

You may execute a written consent to approve of the Companies’ Merger Proposal. A written consent to approve the Companies’ Merger Proposal is the equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Companies’ Merger Proposal.

If you are a record holder of common units of MPMO or SNR, as applicable, as of the close of business on the MPMO Record Date or SNR Record Date, as applicable, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 12:00 noon, New York City time, on [●], 2020 (or, if earlier, before the consents of a sufficient number of common units of MPMO or SNR, as applicable, to approve the Companies’ Merger Proposal have been delivered to such Company). If you wish to change or revoke your consent before that time, you may do so by sending a notice of revocation (i) in the case of MPMO, by emailing a .pdf copy to sbangalore@mpmaterials.com or by mailing it to 6720 Via Austi Parkway, Suite 450, Las Vegas, NV 89119, Attention: Sheila Bangalore, Chief Strategy Officer and General Counsel, or (ii) in the case of SNR, by mailing it to Continental Stock Transfer & Trust Company at 1 State St—30th Floor, New York, NY 10004, Attention: Corporate Actions - SNR, or by uploading the notice to Continental Stock Transfer & Trust Company via the following secure URL address: “https://cstt.citrixdata.com/r_r7b41c4546534ccaa”. In order to avoid delays, please label any uploaded notice with your name and date. If you have questions concerning the mailing or uploading of the notice, please contact Continental Stock Transfer & Trust Company at reorg+SNR@continentalstock.com.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by the Companies. Officers and employees of the Companies may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this proxy statement/consent solicitation/prospectus that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “shall,” “may,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this proxy statement/consent solicitation/prospectus, and on the current expectations of the Companies’ and FVAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Companies’ and FVAC.

These forward-looking statements are subject to a number of risks and uncertainties, including:

•	changes in domestic and foreign business, market, financial, political and legal conditions;

•	the inability of the parties to successfully or timely consummate the transaction;

•

the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction;

•	the risk that the approvals of the unitholders of the Companies and the stockholders of FVAC are not obtained;

•	the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline;

•	failure to realize the anticipated benefits of the transaction;

•	risks relating to the uncertainty of the projected financial information with respect to the Companies;

•	risks related to the rollout of the Companies’ business strategy and the timing of expected business milestones;

•	risks related to the Companies’ arrangements with Shenghe;

•	the effects of competition on the Companies’ future business;

•	risks related to political and macroeconomic uncertainty;

•	the amount of redemption requests made by FVAC’s public stockholders;

•	the ability of FVAC’s or the combined company to issue equity or equity-linked securities in connection with the transaction or in the future;

•	the impact of the global COVID-19 pandemic on any of the foregoing risks; and

•	those factors discussed under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation/prospectus.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither FVAC nor the Companies presently know or that FVAC and the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FVAC’s and the Companies’ expectations, plans or forecasts of future events and views as of the date of this proxy statement/consent solicitation/prospectus. FVAC and the Companies anticipate that subsequent events and developments will cause FVAC’s and the Companies’ assessments to change. However, while FVAC and the Companies may elect to update these forward-looking statements at some point in the future, FVAC and the Companies specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing FVAC’s and the Companies’ assessments as of any date subsequent to the date of this proxy statement/consent solicitation/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation/prospectus, could affect the future results of FVAC and the Companies prior to the Business Combination, and MPMC following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/consent solicitation/prospectus:

•	any delay in closing of the Business Combination;

•	risks related to disruption of management’s time from ongoing business operations due to the proposed transactions;

•

risk that the Business Combination disrupts current plans and operations of the business of the Companies as a result of the announcement and consummation of the transactions described in this proxy statement/consent solicitation/prospectus;

•	the inability to meet applicable NYSE listing standards;

•

the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of MPMC to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	costs, timing and results of mining operations;

•	the possibility that the business of the Companies or FVAC may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties indicated in this proxy statement/consent solicitation/prospectus, including those set forth under the section entitled “Risk Factors“; and

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/consent solicitation/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/consent solicitation/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of FVAC and the Companies prior to the Business Combination, and MPMC following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can FVAC or the Companies assess the impact of all such risk factors on the business of FVAC and the Companies prior to the Business Combination, and MPMC following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to FVAC or the Companies or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. FVAC and the Companies prior to the Business Combination, and MPMC following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of FVAC or the Companies, as applicable, on the relevant subject. These statements are based upon information available to FVAC or the Companies, as applicable, as of the date of this proxy statement/consent solicitation/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that FVAC or the Companies, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

INFORMATION ABOUT FVAC

References in this section to “we”, “our”, “us”, or “FVAC” generally refer to Fortress Value Acquisition Corp.

General

We are a blank check company incorporated on January 24, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as a “business combination.” Prior to entering into the Merger Agreement, our acquisition and value creation strategy was to identify, acquire and, after an initial business combination, to build a company in an industry or sector that complements the experience of our management team and can benefit from our operational expertise. Our acquisition selection process has leveraged our team’s network of potential transaction sources, ranging from industry executives, private owners, private equity funds, credit funds and investment bankers in addition to the extensive global industry and geographical reach of the Fortress platform will enable us to pursue a broad range of opportunities. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting solely of cash and/or cash equivalents.

Prior to FVAC’s IPO, on January 31, 2020, FVAC issued an aggregate of 8,625,000 Founder Shares to Sponsor in exchange for an aggregate capital contribution of $25,000. The Sponsor had agreed to forfeit an aggregate of up to 1,125,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On May 4, 2020, the underwriters exercised their over-allotment option in full. As a result, the 1,125,000 Founder Shares were no longer subject to forfeiture. The Founder Shares will automatically convert into FVAC Class A common stock upon the consummation of a business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

On May 4, 2020, FVAC consummated its IPO of 34,500,000 FVAC units, including the issuance of 4,500,000 FVAC units as a result of the underwriters’ exercise of their over-allotment option. Each Unit consists of one share of FVAC Class A common stock, and one-third of one redeemable public warrant of the FVAC, each public warrant entitling the holder thereof to purchase one share of FVAC Class A common stock at an exercise price of $11.50 per share. The FVAC units were sold at a price of $10.00 per unit, generating gross proceeds to the FVAC of $345,000,000.

Simultaneously with the closing of FVAC’s IPO, FVAC completed the Private Sale of an aggregate of 5,933,333 Private Placement Warrants, at a purchase price of $1.50 per private placement warrant, generating gross proceeds to FVAC of approximately $8,900,000.

A total of $345,000,000, comprised of $338,100,000 of the proceeds from FVAC’s IPO, including approximately $12,075,000 of the underwriters’ deferred discount, and $6,900,000 of the proceeds of the sale of the Private Placement Warrants, were placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

On June 17, 2020, we announced that, commencing June 22, 2020, holders of the units sold in FVAC’s IPO of 34,500,000 FVAC units may elect to separately trade the shares of FVAC Class A common stock and public warrants included in the FVAC units. Shares of FVAC Class A common stock and public warrants that are separated will trade on the New York Stock Exchange under the symbols “FVAC” and “FVAC WS,” respectively. Those units not separated will continue to trade on the New York Stock Exchange under the symbol “FVAC.U.” No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

Redemption of Public Shares and Liquidation if no Initial Business Combination

The Insiders have agreed we only have until May 4, 2022 to complete our initial business combination. If we have not completed our initial business combination within such 24-month period, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to lawfully available funds therefor, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There are no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the 24-month time period.

The Insiders have entered into an amended and restated letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination by May 4, 2022. However, if our Insiders acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the allotted 24-month time period.

The Insiders have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our current charter (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by May 4, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of FVAC Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $1,100,000 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of FVAC’s IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all third parties, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of FVAC’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by third parties and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of FVAC’s IPO against certain liabilities, including liabilities under the Securities Act. We will have access to up to $1,100,000 from the proceeds of FVAC’s IPO and the sale of the Private Placement Warrants, with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $900,000 we may fund such excess with funds from the funds not to be held in the Trust Account. In such case, the amount of funds we intend to be held outside the Trust Account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $900,000 the amount of funds we intend to be held outside the Trust Account would increase by a corresponding amount.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) the completion of our initial business combination, and then only in connection with those public shares that such stockholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our current charter (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by May 4, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) the redemption of all of our public shares if we have not completed our initial business combination by May 4, 2022, subject to applicable law and as further described herein. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above.

Initial Business Combination

NYSE rules require that an initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in our Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of our signing a definitive agreement in connection with an initial business combination. Our Board has determined that the Business Combination meets the 80% test.

Redemption Rights for Holders of Public Shares

We are providing our public stockholders with the opportunity to redeem their public shares for cash equal to a pro rata share of the aggregate amount on deposit in the Trust Account as of two (2) business days prior to the closing of the Business Combination, including interest not previously released to us to fund our taxes, divided by the number of then outstanding public shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of [●], 2020, the redemption price would have been approximately $[●] per share. The Insiders, including the Sponsor, and our other current directors and officers have agreed to waive their redemption rights with respect to their shares of FVAC Common Stock in connection with the consummation of the Business Combination.

Submission of Our Initial Business Combination to a Stockholder Vote

The Special Meeting of our stockholders to which this proxy statement/consent solicitation/prospectus relates is to solicit your approval of the Business Combination. Unlike many other blank check companies, our public stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments. The Insiders, including the Sponsor, have agreed to vote any shares of FVAC Common Stock owned by them in favor of the Business Combination.

Limitations on Redemption Rights

Notwithstanding the foregoing, our certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the FVAC Class A common stock sold in FVAC’s IPO, without our prior consent.

Acquisition Criteria

Consistent with our general criteria and guidelines that we have stated are important in evaluating prospective target businesses, we believe that: (i) the Companies are at an inflection point, (ii) our management team understands the Companies well, (iii) the Companies exhibit significant embedded and/or underexploited expansion opportunities, (iv) the Companies exhibit unrecognized value or other characteristics that we believe have been misevaluated by the marketplace based on our analysis and due diligence review, and (v) the Business Combination will offer attractive risk-adjusted equity returns for our stockholders.

Facilities

We currently maintain our executive offices at 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. We consider our current office space adequate for our current operations.

Employees

We currently have four officers and do not intend to have any full-time employees prior to the completion of our initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that members of our management will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Legal Proceedings

On September 4, 2020, Jose Figueredo, a purported stockholder of FVAC, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Jose Figueredo v. Fortress Value Acquisition, Corp., et al., against FVAC and the members of its board directors (the “Figueredo Complaint”). The Figueredo Complaint asserts a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against FVAC in connection with the proposed transaction between FVAC, MPMO and SNR. The Figueredo Complaint alleges, among other things, that (i) defendants engaged in an unfair sales process and agreed to inadequate consideration in connection with the proposed transaction, and (ii) that the Registration Statement filed with the SEC on August 27, 2020 in connection with the proposed Business Combination is materially misleading. The Figueredo Complaint seeks, among other things, to enjoin the proposed Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses. Defendants have not yet responded to the Figueredo Complaint.

MANAGEMENT OF FVAC

Directors and Executive Officers

The below lists FVAC’s officers and directors as of [•], 2020. Concurrently with the consummation of the Business Combination, FVAC’s officers and directors, other than Mr. McKnight (who is a director nominee of MPMC) will resign from their respective positions at FVAC.

Name	Age	Title
Joshua A. Pack	46	Director
Andrew A. McKnight	42	Chief Executive Officer, Director
R. Edward Albert III	47	President, Secretary and Director
Daniel N. Bass	53	Chief Financial Officer
Micah B. Kaplan	34	Chief Operating Officer
Aaron F. Hood	47	Director
Carmen A. Policy	77	Director

Joshua A. Pack serves as the Chairman of FVAC’s board of directors. Mr. Pack is a Managing Partner of the Credit Funds business at Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”). Mr. Pack has 20 years of credit investment and workout experience through multiple credit cycles. He is based in Los Angeles and heads the illiquid credit investment strategies at Fortress, serves on the investment committee for the Credit Funds business at Fortress and is a member of the Management Committee of Fortress. Since joining the Credit Funds business at Fortress at its inception in 2002, Mr. Pack has analyzed, structured and negotiated hundreds of lending, structured equity and real estate transactions. Prior to joining Fortress, Mr. Pack was a Vice President with Wells Fargo & Co. in the capital markets group. Before that, Mr. Pack was a Vice President with American Commercial Capital, an independent specialty finance company focused on corporate and real estate lending to middle market businesses that was subsequently acquired by Wells Fargo & Co. in 2001. He serves as a director on multiple corporate Boards and is on the FVAC Board of the San Diego Zoo Global Foundation. Mr. Pack previously served on the board of directors of Mosaic Acquisition Corp. from 2017 to 2020. Mr. Pack attended the United States Air Force Academy and received a B.A. in Economics from California State University, San Marcos.

Andrew A. McKnight serves as a director and FVAC’s Chief Executive Officer. Mr. McKnight is a Managing Partner of the Credit Funds business at Fortress. Mr. McKnight is based in San Francisco and heads the liquid credit investment strategies at Fortress, serves on the investment committee for the Credit Funds business at Fortress and is a member of the Management Committee of Fortress. Mr. McKnight previously served on the board of directors of Mosaic Acquisition Corp. from 2017 to 2020. Prior to joining Fortress in February 2005, he was the trader for Fir Tree Partners where he was responsible for analyzing and trading high yield and convertible bonds, bank debt, derivatives and equities for the value-based hedge fund. Prior to Fir Tree, Mr. McKnight worked on Goldman, Sachs & Co.’s distressed bank debt trading desk. Mr. McKnight received a B.A. in Economics from the University of Virginia.

R. Edward Albert III serves as a director and FVAC’s President and was previously Chief Operating Officer of Mosaic Acquisition Corp. He has served as a director on multiple corporate boards and is a currently a Managing Director of the Credit Funds Business at Fortress which he joined in 2007 and rejoined in 2011. Mr. Albert’s main focus at Fortress is on structured equity and lending. From 2009 to 2011, Mr. Albert led the NY special situations business at Macquarie Bank USA. Prior to 2007, he was a Managing Director at Milestone Capital and a Director with Ernst & Young Corporate Finance. Mr. Albert began his career working for the Chief Financial Officer of Marriott International in its Financial Planning and Analysis Group. Mr. Albert received an MBA in finance from the University of Maryland at College Park in 1997, and is a Chartered Financial Analyst.

Daniel N. Bass serves as FVAC’s Chief Financial Officer following the completion of this offering. Mr. Bass has served as Chief Financial Officer of Fortress since 2003, leading the firm’s finance, accounting, tax, corporate real estate, information technology, HR and corporate development functions. At Fortress, Mr. Bass supported the business growth in AUM from $3 billion to $80 billion. Mr. Bass was the Chief Financial Officer of Fortress for the entire time it was a public company (NYSE:FIG) (2007-2017). Mr. Bass also co-led the completed merger with SoftBank which closed in December 2017. Prior to joining Fortress, Mr. Bass was the Chief Financial Officer of the Corporate Investments division at Deutsche Bank. The division housed over $100 billion in firm assets worldwide. Also, while at Deutsche Bank, Mr. Bass was the global Business Area Controller of the Investment Banking division. In this capacity, he supported growth of the bank’s global investment banking division, including integration of the Banker’s Trust accounting team upon acquisition. Prior to Deutsche Bank, Mr. Bass was with PricewaterhouseCoopers LLP’s international tax practice where he advised multi-national & international banks on US & global tax matters. Mr. Bass is a board member of the Real Estate Center at Florida State University. Mr. Bass received both a B.S. and a Masters in Accounting from Florida State University.

Micah B. Kaplan serves as FVAC’s Chief Operating Officer. Mr. Kaplan is a Managing Director in the Corporate Debt and Securities Group at Fortress, where he is responsible for the sourcing, underwriting and execution of public and private debt and equity investments across a broad range of industries. Prior to joining Fortress in July 2011, Mr. Kaplan was a research analyst at Bank of America Merrill Lynch, where he analyzed and published research on high yield issuers. Mr. Kaplan received a B.A. in Political Science from the University of Pennsylvania.

Aaron F. Hood serves as a director of FVAC. Mr. Hood is a Finance Senior Fellow at the United States Military Academy. Mr. Hood was previously a Partner at Perella Weinberg Partners (“PWP”) for over thirteen years since helping to found the firm in 2006 until November 2019. While at PWP, Mr. Hood held a number of senior executive positions, including Head and Co-Head of Perella Weinberg Partners’ Asset Management division and Chief Financial Officer of the firm. He was also a member of the Firm’s Executive, Management, Private Investment, Risk, and Valuation Committees. Prior to PWP, Mr. Hood was a Vice President and Associate in Morgan Stanley’s Leveraged Finance department where he helped arrange financings for the firm’s energy, power and transportation clients. Mr. Hood serves a number of charitable organizations including as a member of the FVAC Board of Trustees and the Endowment Board of Toledo St. Frances de Sales High School and the board of West Point Fellowship of Christian Athletes. Mr. Hood received a Bachelor of Science in Theoretical Economics and Political Science from the United States Military Academy at West Point where he graduated as a Distinguished Cadet. He also earned a Master in Business Administration with High Distinction, Baker Scholar, from Harvard Business School.

Carmen A. Policy serves as a director of FVAC. Mr. Policy has served as a consultant and arbitrator for the National Football League (“NFL”) and certain NFL teams since 2014. In addition, since 2003, Mr. Policy has been the President and Chief Executive Officer of Five Vines, LLC and oversees the operations and sales of the company’s vineyard and winery under the label of Casa Piena. From 2011 to 2015, Mr. Policy served as a lead consultant to Lennar Corporation and the city of San Francisco on the planning and development of the Hunters Point Shipyard and Candlestick Point redevelopment projects. Prior to that, Mr. Policy was President, Chief Executive Officer and minority owner of the Cleveland Browns from 1998 to 2004 and President and Chief Executive of the San Francisco 49ers from 1991-1998.

Summary Compensation Table

None of FVAC’s officers or directors have received any cash compensation for services rendered to us. The Insiders, or any of their respective affiliates, will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Starting April 30, 2020, and through the completion of the initial business combination or liquidation, FVAC has paid and will continue to pay a monthly fee of $20,000 for office space and related support services to an affiliate of our Sponsor. Our audit committee reviews on a quarterly basis all payments that were made by us to the Sponsor, officers, directors or our or their affiliates. We note that some of our officers and directors have economic interests in our Sponsor. For more information about the interests of our Sponsor in the business combination, please see the section entitled “Proposal No. 1—The Business Combination Proposal.”

We are not party to any agreements with our executive officers or directors that provide for benefits upon termination of employment or departure from our board, as applicable. After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from MPMC, the combined company. The directors of MPMC will be responsible for determining executive officer and director compensation, which responsibility will be delegated to the compensation committee of the MPMC Board.

FVAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to the “FVAC,” “our,” “us” or “we” refer to Fortress Value Acquisition Corp. The following discussion and analysis should be read in conjunction with the financial statements and related notes of FVAC, included elsewhere in this proxy statement/consent solicitation/prospectus. This discussion contains forward- looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/consent solicitation/prospectus.

Overview

We are a blank check company incorporated in Delaware on January 24, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Although we may pursue an acquisition in any industry or geography, we intend to capitalize on the ability of our management team and the broader Fortress platform to identify, acquire and operate a business that may provide opportunities for attractive risk-adjusted returns. Our sponsor is Fortress Acquisition Sponsor LLC.

The registration statement for FVAC’s IPO was declared effective on April 29, 2020. On May 4, 2020, we consummated FVAC’s IPO of 34,500,000 Units, which included the issuance of 4,500,000 Units as a result of the underwriters’ exercise of their over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $345.0 million and incurring offering costs of approximately $19.8 million, inclusive of approximately $12.1 million in deferred underwriting commissions.

Substantially concurrently with the closing of FVAC’s IPO, the FVAC consummated the Private Placement of 5,933,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, with the Sponsor generating gross proceeds of $8.9 million.

Upon the closing of FVAC’s IPO and Private Placement, $345.0 million ($10.00 per Unit) of the aggregate net proceeds of the sale of the Units in FVAC’s IPO and the Private Placement was placed in the Trust Account at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by FVAC meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by FVAC, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account (or less than that in certain circumstances). In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to FVAC, if and to the extent any claims by a third party for services rendered or products sold to FVAC, or a prospective target business with which FVAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under FVAC’s indemnity of the underwriters of FVAC’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than FVAC’s independent auditors), prospective target businesses or other entities with which FVAC does business, execute agreements with FVAC waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On June 17, 2020, FVAC announced that, commencing June 22, 2020, the holders of FVAC’s units may elect to separately trade the FVAC Class A common stock and warrants comprising the units. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Those units not separated will continue to trade on the New York Stock Exchange under the symbol “FVAC.U,” and each of the shares of FVAC Class A common stock and warrants that are separated will trade on the New York Stock Exchange under the symbols “FVAC” and “FVAC WS,” respectively.

On July 15, 2020, we entered into the Merger Agreement, by and among FVAC, MPMO Merger Corp., SNR Merger Company, MPMO Merger LLC, SNR Merger LLC, MPMO and SNR. The Merger Agreement provides that (i) MPMO and SNR will, prior to the consummation of the transactions contemplated by the Merger Agreement, complete a reorganization, pursuant to which, among other things, (a) MPMO or an affiliate of an MPMO equityholder will form a MPMO HoldCo, and SNR will form SNR HoldCo, (b) each of MPMO HoldCo and SNR HoldCo will form wholly-owned subsidiaries, MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, and each of MPMO and SNR will merge with a MPMO Transition Sub, LLC and SNR Transition Sub, LLC, respectively, with MPMO and SNR being the surviving company in each such merger and becoming wholly-owned subsidiaries of MPMO HoldCo and SNR HoldCo, respectively, (ii) through two consecutive mergers constituting part of the same overall transaction, MPMO Merger Corp., a wholly-owned subsidiary of FVAC, will merge with and into MPMO HoldCo, with MPMO HoldCo being the surviving corporation, and immediately thereafter MPMO HoldCo will merge with and into MPMO Merger LLC, with MPMO Merger LLC being the surviving company and (iii) through two consecutive mergers constituting part of the same overall transaction, SNR Merger Company will merge with and into SNR HoldCo, with SNR HoldCo being the surviving company, and immediately thereafter SNR HoldCo will merge with and into SNR Merger LLC, with SNR Merger LLC being the surviving company. As a result of the transactions described above, each On July 15, 2020, a definitive agreement to merge was announced between the FVAC and the Companies, the owner and operator of Mountain Pass, the only rare mining and processing site of scale in North America, to effect a Business Combination with MPMO Merger Corp., SNR Merger Company, MPMO Merger LLC, SNR Merger LLC, MPMO and SNR. The Merger Agreement and the transactions contemplated thereby will constitute a “Business Combination” as contemplated by the FVAC’s Amended and Restated Certificate of Incorporation. The Merger Agreement and the Business Combination were unanimously approved by FVAC Board in July 2020. Please see the section entitled “The Merger Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus for further information.

Results of Operations

Our activity since inception up to June 30, 2020 was primarily in preparation for our IPO. Since the offering, our activity has been limited to the search for a prospective initial Business Combination, and we will not be generating any operating revenues until the closing and completion of our initial Business Combination. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from January 24, 2020 (inception) through June 30, 2020, we had a net loss of $321,841, which consisted of $36,875 in interest income, offset by $271,902 in general and administrative expenses and $86,814 in franchise tax expense.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, as of June 30, 2020, we had $1.4 million in cash, $36,875 of interest income available in the Trust Account to pay for taxes (less up to $100,000 to pay for dissolution expenses) and a working capital surplus of $809,216. Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

Through June 30, 2020, our liquidity needs have been satisfied through receipt of a $25,000 capital contribution from our Sponsor in exchange for the issuance of the Founder Shares to our Sponsor, up to $300,000 in loans from our Sponsor and the proceeds not held in the Trust Account, which resulted from the consummation of the initial public offering and the sale of private placement warrants to the Sponsor. Following the closing of FVAC’s IPO, the exercise of the over-allotment option, and the sale of Private Placement Warrants, which resulted in $345.0 million ($10.00 per Unit) being placed into a Trust Account and payment of expenses, we had approximately $1.4 million as of June 30, 2020 in cash held outside of the Trust Account, which we intend to use for working capital purposes.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (excluding deferred underwriting commissions) to complete our initial Business Combination. We may withdraw interest to fund our taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Based on the foregoing, we believe we will have sufficient cash to meet our needs through the earlier of consummation of a Business Combination or one year from this filing. Over this time period, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

If our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from the Trust Account is less than we expect as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial Business Combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instrument and accrued expenses to determine their reasonableness. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For information on our accounting policies, see Note 2 to the accompanying audited financial statements presented in Financial Statements and Supplementary Data.

Off-Balance Sheet Arrangements

As of June 30, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

INFORMATION ABOUT THE COMPANIES’ BUSINESS

Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our” or “the Company” refer to the Companies as they currently exist.

The Business

We own and operate one of the world’s largest integrated rare earth mining and processing facilities and the only major rare earths resource in the Western Hemisphere.

Rare earth elements (“REE”) are fundamental building blocks of the modern economy, enabling trillions of dollars in global GDP through the distribution of end products across industries including transportation, consumer electronics, national defense and clean energy, among others. Neodymium (“Nd”) and praseodymium (“Pr”) are rare earth elements which in combination form neodymium-praseodymium (“NdPr”), which represents the Company’s primary revenue opportunity. NdPr is most often utilized in NdPr magnets, which are also commonly referred to as “neo,” “NdFeB,” “NIB” or permanent magnets and are made predominantly from an alloy of NdPr, iron, and boron. NdPr magnets are the most widely used type of rare earth magnets and are critical for many advanced technologies that are experiencing strong secular growth, including electric vehicles, drones, defense systems, medical equipment, wind turbines, robotics and many others. Demand for NdPr is expected to grow rapidly as advanced motion technologies fuel a global industrial transformation of sectors including transportation, clean energy, consumer electronics, and national defense.

We produce our materials at Mountain Pass, one of the world’s richest rare earth deposits, co-located with integrated state-of-the-art processing and separation facilities. We believe Mountain Pass is the only such integrated facility in the Western Hemisphere and one of the few separation facilities outside of Asia. Current ownership and management acquired the Mountain Pass assets out of bankruptcy in 2017, restarted operations from cold-idle status and embarked on a deliberate, two-stage plan to optimize the facility and position the company for growth and profitability. Approximately $1.7 billion has been invested in the Mountain Pass facility since 2011, in addition to the investments in utilities and active infrastructure completed between the 1960s and 2008. We commenced mining, comminution, beneficiation and tailings management operations, which we designated Stage I of our multi-stage restart plan, between December 2017 and February 2018. We currently produce a rare earth concentrate that we sell to Shenghe Resources (Singapore) which, in turn, sells that product to end customers in China. These customers separate the constituent rare earth oxides (“REO”) contained in our concentrate and sell the separated products to various end users. We believe our concentrate represents approximately 15% of the rare earth content consumed in the global market during the last twelve (12) months. Upon completion of Stage II of our optimization plan, we anticipate separating REO at Mountain Pass and selling our products directly to end users, at which time we would no longer sell our concentrate.

As technological innovation drives significant anticipated global growth in demand for REO, we also believe global economic trends, geopolitical realities and sustainability mandates are combining to further support an opportunity for us to create shareholder value. We believe businesses are increasingly prioritizing diversification and security of their global supply chains so as to reduce reliance on a single producer or region for critical supplies. This trend has national security implications as well, illustrated by U.S. Presidential directives to seek the onshoring of production in industries deemed critical, including rare earth minerals. According to CRU, China was projected to account for approximately 83% of global REO production in 2020. We believe an even higher percentage of the NdPr magnet supply chain is based in China. Finally, public and private interests are increasingly demanding sustainability throughout production value chains to limit negative environmental and societal impacts from business activity, including pollution and acceleration of climate change. As the only scaled source in North America for critical rare earths, with a processing facility designed to operate with best-in-class sustainability and a competitive cost structure, we believe MP is well-positioned to thrive in a transforming global economy.

Our mission is to maximize shareholder returns over the long-term by executing a disciplined business strategy to re-establish a secure and sustainable domestic supply chain for critical sectors of the modern global economy. We believe we can generate positive outcomes for U.S. national security and industry, the U.S. workforce, and the environment.

History of Ownership and Current Operations

We acquired the Mountain Pass mine and the rare earth processing and separation facilities located at the mine out of bankruptcy in July 2017. In the five years prior to our acquisition, the prior owner of Mountain Pass, Molycorp, Inc., invested over $1.7 billion of capital in the Mountain Pass mine, primarily in constructing rare earth processing and separation facilities on the Mountain Pass mine site. During its tenure, Molycorp encountered operating challenges, struggling to achieve stable production at their designed capacity due to execution issues in concentrate production and challenges in implementing a revised process flow, which we believe sacrificed the natural advantages of Mountain Pass bastnasite ore and its inherent suitability to low-cost processing. In the refining process further downstream, Molycorp removed the critical oxidizing roasting circuit, which previously had been used at Mountain Pass since 1966, and is a well-accepted process throughout the world. We believe this was done to maximize the production of cerium, one of the lower-value rare earth minerals in the Mountain Pass ore.

We believe that Molycorp also implemented a novel, complicated, reagent-intensive, and, ultimately, unreliable multi-stage leaching and cracking process, which resulted in low recovery of NdPr and high operating costs.

We acquired Mountain Pass with the vision of reincorporating proven process technologies to create an integrated, secure domestic supply chain company at the center of the electric transportation ecosystem to power the coming electric vehicle (“EV”) revolution and to provide a sustainable source of supply for critical sectors of the modern global economy. Our business plan, in contrast to Molycorp, focuses primarily on producing the higher-value rare earths, Neodymium and Praseodymium, and optimizing costs through the reintroduction of the oxidizing roasting circuit. We plan to eliminate the cracking process and focus on a single-stage leach, providing flexibility to reduce the production of cerium, maximize NdPr production and dramatically reduce costs.

Since acquiring Mountain Pass, we have implemented a disciplined operating approach that has already produced superior product output and performance compared to that of the prior ownership, while also generating cash flow from the sale of our rare earth concentrate. Now, we are beginning to reinvest that cash flow into the further optimization of our facility to enable integrated separation operations, thereby ensuring upstream supply of REOs and setting a foundation for long-term growth and value creation for stakeholders. As part of our plan, we are committed to creating employment opportunities for U.S. workers. Since relaunching production at Mountain Pass in July 2017, we have increased our full-time employee base from eight contractors in 2017 to approximately 250 employees in 2020. We anticipate hiring approximately 200 additional full-time employees as part of our Stage II optimization plan.

Prior to acquiring the Mountain Pass facility, we entered into contractual arrangements with Shenghe Resources (Singapore), an affiliate of Shenghe Resources Holding Co., Ltd., a leading global rare earth company that is publicly listed in China. Shenghe Resources (Singapore) agreed to offtake our products under the original offtake agreement entered into in 2017 (the “Original Offtake Agreement”) and agreed to provide technical assistance under the technical services agreement entered into in 2017 (the “TSA”). The TSA with Shenghe Resources (Singapore) has been terminated by mutual agreement, but the offtake arrangement continues under the A&R Offtake Agreement. U.S. employees of the Company lead the Company’s operating, engineering, strategic and management activities.

Upon completion of our Stage II optimization plan, processing at our Mountain Pass facility will include five (5) primary process steps: mining and crushing; milling and flotation; impurity removal, separation and extraction; and product finishing. Having completed Stage I of our optimization plan, we are engaged in the first two of these steps. The first step includes mining the primarily bastnasite ore followed by comminution, which involves crushing and grinding the ore into a milled slurry. In the second step, the milled bastnasite slurry is then processed by froth flotation, whereby the bastnasite floats to the surface while the gangue, or non-desired, elements are suppressed and disposed as tailings. We believe we are unique among scaled rare earth producers in our use of a dry tailings process that allows recycling of the water used in our milling and flotation circuit and eliminates the need for high-risk wet tailings ponds and traditional impoundment dams. This reclaimed water accounts for 95% of our current water consumption, representing approximately 5% of the fresh water use of a comparable milling and flotation circuit. As a result, we believe our milling and flotation operations enable us to achieve best-in-class sustainability relative to other producers of REE.

MP MATERIALS’S PROCESS

REVIVING ROASTING PROCESS PIONEERED AT MOUNTAIN PASS

Stage I Execution Successful

Current ownership and management began implementing Stage I of its optimization plan following the 2017 acquisition of Mountain Pass. Utilizing technical assistance from Shenghe and our own engineers, management implemented changes in the milling, flotation and tailings management processes; implemented a new, advanced reagent scheme that improved mineral recovery and enabled operation at lower temperatures; and implemented operational best practices. Together, these changes have driven enhanced flotation reliability, throughput, recovery and production as well as tailings facility reliability and throughput at significantly lower cost per processed ton. We already have established our ability to achieve consistently greater than 3.1x the production volume of rare earth concentrate versus our predecessor using the same capital equipment, whose insufficient concentrate production drove downtime throughout the facility. We have achieved these results through an optimized reagent scheme, lower temperature, better management of the tailings facility, and a commitment to operational excellence, driving approximately 94% up time—a significant improvement to that of our predecessor. We also believe that our Stage I optimization initiatives have enabled us to achieve world-class production cost levels for rare earth concentrate. All of these achievements have enabled us to become cash flow positive, despite significant Chinese trade tariffs on ore and concentrates in place over the optimization period. These trade tariffs have recently been suspended, further enhancing the earnings power of our Stage I operations.

Stage II Underway

Stage II of our optimization plan is focused on advancing from concentrate production to the separation of individual REOs. Engineering, procurement, preliminary construction, and other recommissioning activities are underway and involve upgrades and enhancements to the existing facility process flow to produce separated rare earth oxides more reliably, at significantly lower cost and with an expected smaller environmental footprint than the prior operator of the Mountain Pass facility. As part of our Stage II optimization plan, we are in the process of reintroducing a roasting circuit, reorienting the plant process flow, increasing product finishing capacity, improving wastewater management, and making other improvements to materials handling and storage. The reintroduction of the oxidizing roasting circuit also allows subsequent stages of the production process to occur at lower temperatures, and with significantly lower volumes of materials and reagents, supporting lower operating and maintenance costs and higher uptime – in many ways mirroring the types of changes we implemented successfully in Stage I. Upon the completion of Stage II, we expect to be a low-cost producer of NdPr, which represents a majority of the value contained in our ore.

The roasting step that oxidizes the rare earth concentrate in a rotary kiln is crucial to ensuring the cost-competitiveness of our site. Roasting of bastnasite concentrate was pioneered at Mountain Pass in 1966 and continued to be practiced until 2008. Under the prior owner’s operation, this practice was discontinued in order to maximize production of cerium, a lower-value rare earth. We believe this decision was a key factor in the deterioration of operating and financial performance under prior ownership. One of the unique attributes of bastnasite is the ability to convert the trivalent form of cerium in the mixed rare earth concentrate to tetravalent cerium, which has a low propensity to dissolve, enabling cerium to be separated expediently along with other insoluble gangue elements without selective extraction. As compared to the process employed by the prior owner of Mountain Pass, the removal of low-value cerium early in our separations process allows for up to a 40% reduction in the mass of material to be separated and finished, thus dramatically reducing the energy, reagents, and wastewater required to produce the higher-value NdPr. We believe these changes are well-documented in academic literature, have been extensively piloted in both small and large scale by our team and outside laboratories, were used for decades at Mountain Pass prior to Molycorp’s ownership and operational changes, and are standard processes for other bastnasite ore mines throughout the world.

We have substantially completed our process redesign and engineering for our Stage II optimization plan and we hold all intellectual property and expertise necessary to operate independently of our relationship with Shenghe Resources (Singapore). We believe that our Stage II optimization plan investments will enable us to materially increase the recovery of NdPr from our concentrate, increase NdPr production and dramatically lower the cost of production, in each case, as compared to the prior owner’s operations.

Our currently idled natural gas-powered combined heat and power (“CHP”) facility includes two 15MW natural gas-fired turbines (that are each capable of producing up to 12MW at our altitude and subject to weather conditions) to produce electricity and steam. We plan to restart the CHP facility in 2021, enabling us to produce low-cost electricity and steam while enhancing the reliability and redundancy of our utility supply. The CHP and required water pre-treatment asset restart is expected to cost approximately $7 million and generate significant annualized run-rate savings prior to completion of our Stage II optimization plan. When we are fully operational upon completion of the Stage II optimization plan, we believe that our cost of electricity will be approximately half the cost of electricity from the grid per MW consumed, not including the value of the steam produced.

The Mountain Pass site also is equipped with a chlor-alkali facility to manufacture reagents used in our rare earth separation and processing. Following completion of our Stage II optimization plan, we intend to bring this facility back on-line, which would further integrate our operations, yield additional cost savings and supply redundancy, and further enhance our sustainability profile. Restart of the chlor-alkali facility is currently anticipated in 2023, subject to the timing of a capital plan, operational preparations and any permitting or other regulatory obligations. Reagents produced from the chlor-alkali facility would be used in the leach, solvent extraction, brine neutralization and finishing processes.

We hold the necessary permits to operate our facility, including conditional use and minor use permits from San Bernardino County, California, and an associated environmental impact report, all of which were issued in 2004, which allow continued operation of the Mountain Pass facility through 2042. We hold numerous other permits and approvals, including permits to operate from the Lahontan Regional Water Quality Control Board for groundwater treatment. We may have to obtain new permits, including, without limitation, air permits issued by the Mojave Desert Air Quality Management District and construction and occupancy permits issued by San Bernardino County to complete the Stage II optimization project.

Combined with other site-specific technical and operational advantages, we believe the execution of our Stage II optimization plan will ensure we become a global low-cost producer of NdPr oxide, just as we are of concentrate at present.

Stage III Downstream Expansion Opportunity

Aside from our collocated refining facility, there are very few integrated rare earth mining and refining plants of scale globally, and none outside of China. This is a core driver behind our mission to restore this critical production capability to the United States. We also seek to facilitate the restoration of the full magnetics supply chain to the U.S. by participating in the further downstream integration of our rare earth materials into high-strength rare earth permanent magnets. Upon completion of the Stage II optimization plan we expect to be a cost-competitive, high-volume producer of separated REO. We believe we will then be in position to consider opportunities to integrate further downstream into the business of upgrading NdPr into metal alloys and magnets, ultimately expanding MP Materials’ presence as a global source for rare earth magnetics.

Downstream integration would be completed either via building a captive magnet production operation or investing in this capability via an acquisition, partnership or joint venture. The integration of magnet production would establish us as the first and only fully-integrated source of supply for rare earth magnets in the Western Hemisphere. In addition to offering end-market magnet customers a complete Western supply chain solution, we believe downstream integration would also create a material incremental value creation opportunity. We believe that the ability to capture significant value from magnet production requires a scaled, steady, cost-effective source of supply of NdPr, which we believe only we are positioned to provide in the West. Because we will be creating that supply, an owned or partnered magnet production operation would benefit from lower costs and higher margins compared to stand-alone magnet producers. We also believe integration into magnet production would provide some protection from commodity pricing volatility, while also enhancing our business profile as the producer of a critical industrial output in addition to a producer of resources.

While we remain primarily focused on the execution of our Stage II optimization plan over the near term, we intend to focus our business development efforts on a “buy, build, or joint venture” strategy designed to capture value downstream in electrification.

Rare Earth Industry Overview and Market Opportunity

The REE group includes 17 elements, namely the 15 lanthanide elements. Cerium, lanthanum, neodymium, and praseodymium are considered “light REE” that are more predominant in bastnasite; samarium, europium, and gadolinium are often referred to as “medium REE”; while terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium are considered “heavy REE”. Depending upon the rare-earth carrying material, the mixture of light, medium and heavy REE will differ.

The aggregate global market for REO totals approximately $3.4 billion annually, or 165,000 metric tons, and is growing at a rate of approximately 3.7%, according to research by CRU. REO are used in a diverse array of end markets, including:

•	Clean-Energy and Transportation Technologies: traction motors in EVs and hybrid electric vehicles (“HEVs”), generators in wind power turbines, and linear motors in mag-lev trains;

•

High-Technology Applications: miniaturization of smart phones and other mobile devices, computing devices, speakers and microphones, as well as fiber optics, lasers, robotics, medical devices and optical temperature sensors in medical and industrial environments;

•	Critical Defense Applications: guidance and control systems, communications, global positioning systems, radar and sonar, drones, and railguns; and

•

Essential Industrial Infrastructure: advanced catalyst applications in both oil refining, pollution-control systems in traditional internal-combustion automobiles, glass polishing, and LED lighting and phosphors.

REO DEMAND FORECAST BY INTERMEDIATE USE

Source: Rare Earth Market Study, 2020, CRU

CRU estimates that the NdPr segment of the REO market—which makes up the significant majority of the market value—is expected to grow at a 6.1% compound annual growth rate from 2020 through 2035, well in excess of the overall REO market. This anticipated growth will be driven by secular growth in demand for NdPr magnets used to enable emerging technology applications including EVs and electrified transportation modes such as trains, as well as defense and alternative energy solutions such as wind turbines and robotics. These categories comprise approximately 25% of the total NdPr market today but are expected to grow at a significantly higher compound annual growth rate as the global economy increasingly embraces sustainable solutions that replace traditional technologies like the internal combustion engine.

Electric Vehicle Market Opportunity.

NdPr magnets are critical components in permanent magnet traction motors, the dominant EV motor technology with approximately 90% market share among leading automotive original equipment manufacturers (“OEMs”). EVs primarily are differentiated from vehicles powered by internal combustion engines by their rechargeable power sources and their electric motors. While the EV battery market is evolving, with multiple approaches to battery composition, in EV motors NdPr magnets are already the widely accepted technology standard. NdPr magnets are superior to other types of magnets for this application due to their unequaled efficiency in translating stored energy into motion with a superior energy-to-weight ratio versus alternatives.

According to research by CRU, annual production of EVs is expected to grow to 57 million units by 2035 from 7 million in 2019. Per CRU, each EV with a permanent magnet traction motor represents incremental demand of approximately 1kg of NdPr. As a result, it is estimated that EV production alone would consume approximately 100% of today’s annual global production of NdPr, versus consuming just 9% in 2019. Global EV production will not be able to meet this expected increase in demand without an additional, stable supply of NdPr.

NdPr GLOBAL SUPPLY AND DEMAND

DEMAND FOR NdPr OUTPACES PROJECTED GLOBAL SUPPLY

Source: Rare Earth Market Study, 2020, CRU

Wind Turbine Opportunity.

NdPr magnets also are a key component of direct-drive wind turbines, which are gaining market share in wind power installations. The use of rare earth magnets eliminates the need for a gearbox in the wind turbine, making them lighter, cheaper, more reliable, easier to maintain and capable of generating electricity at lower wind speeds. The wind turbine market is anticipated to account for approximately 15% of the global growth in the use of NdPr in rare earth magnets from 2020 to 2035, according to CRU. Every megawatt of direct-drive wind power installed generates approximately 650kg of incremental NdPr demand.

According to CRU, the anticipated rapid increase in demand for rare earth products, particularly NdPr, has the potential to cause supply shortages within the next several years. As EVs, wind turbines and other advanced applications generate an increasing percentage of global GDP, we believe individual nations and enterprises will require a competitive, diversified and reliable supply chain for REO. We believe that our onshoring of a North American supply chain for REO will help meet the demand for EVs and other emerging industries while lowering single point-of-failure risk.

CRU further expects that this anticipated market dynamic will underpin a strong pricing environment, with an anticipated doubling in “magnet metal” prices in real terms as deficits emerge starting in 2025.

NdPr FORECASTED PRICING

Source: Rare Earth Market Study, 2020, CRU

Supply Chain, Geopolitical and Sustainability Forces Driving Market Opportunity.

We believe global economic trends, geopolitical realities and sustainability mandates are reshaping the business and investing landscape to create tailwinds supporting our market opportunity. More importantly, we believe these trends together create a need to establish a fully onshore REO supply chain in the United States, consistent with our mission. Over the past several decades, U.S. companies have moved critical manufacturing and supply chain operations to lower-cost markets. While this trend has enabled U.S. companies to realize lower production costs and furthered the globalization of the macroeconomy, the strategy of “offshoring” creates supply chain complexities that increase business risk. This circumstance was made more visible during the global COVID-19 pandemic, when businesses across many industries were forced to take rapid action to mitigate disruption of their global supply chains due to variable, cross-border restrictions on economic and business activity. Mitigating actions include increasing the diversification of supply chains, both in number of suppliers and source locations, including back into the United States. As a result, we believe many companies will be re-evaluating their approach to building supply chains, seeking an appropriate balance between assuring diversity and security of supply and managing cost.

China dominance of REO market.

Governments are taking steps to strengthen national presence in key industries and seeking to secure domestic supply chains for their domestic industrial base. China has dominated the global supply of rare earth products for the last twenty (20) years and will account for approximately 83% of global REO production in 2020. Other than Mountain Pass and deposits in Australia and Myanmar, there are limited reliable sources of REE supply outside of China. Since 2013, stricter regulations on mining production as well as tighter environmental standards and export controls resulted in the formation of six (6) large government-backed production groups in China. This consolidation has resulted in more streamlined management and tighter control of rare earth supply flows and pricing. Export controls on both product and technology, production quotas, and direct and indirect subsidies have ensured that China’s market share of REO production exceeds its share of global reserves. Further, given China’s significant investment in downstream REO-consuming processes such as metallization and magnet manufacturing, Chinese domestic demand is projected to rapidly increase, which could create a shortage of REO available to consumers outside of China. Chinese government actions and strategic political visits to rare earth facilities have in the past heightened international supply concerns, including China’s potential implementation of export restrictions in conjunction with international disputes.

China also dominates in downstream rare earth production, manufacturing substantially all of the world’s supply of rare earth alloys/metals and high-end NdPr magnets. Currently, no production-scale capacity for rare earth metalmaking or permanent magnet production exists in the United States. The remaining global high-end NdPr alloy/metal and magnet production is conducted primarily in Japan or Japanese-aligned facilities elsewhere in Asia, primarily in Vietnam, Philippines, and Thailand.

U.S. actions to restore domestic supply of key minerals.

The United States is taking action to secure domestic sources of supply of REE and we believe that we are uniquely positioned to answer several of the U.S. government’s calls to action regarding critical materials supply. On December 20, 2017, President Trump issued Executive Order 13817, “A Federal Strategy to Ensure Secure and Reliable Supplies of Critical Minerals,” calling on agencies across the government to develop a strategy to reduce the susceptibility of the United States to critical mineral supply disruptions. On February 16, 2018, the United States Secretary of the Interior presented a list of 35 minerals deemed critical under the definition provided in the Executive Order, including the entirety of the REE group. On July 22, 2019, President Trump issued five Presidential Determinations reiterating the importance of domestic production capability of rare earth products and rare earth permanent magnets to the national defense. In April 2020, we were selected by the U.S. Department of Defense (the “DoD”) for a preliminary contract to support the initial phase of a DoD effort to restore domestic heavy rare earths production and separation capabilities to the United States. The construction of a heavy rare earths separation facility at Mountain Pass would be independent of, but complementary to, our Stage II optimization project. The heavy rare earths award contract was formally issued to us on July 10, 2020, and is now underway, though there is no guarantee that we will proceed with any contract for subsequent phases of the DoD’s heavy rare earths efforts, or receive any additional U.S. government funding.

ESG mandates impacting global capital allocation throughout value chain.

Public and private interests are increasingly demanding sustainability throughout production value chains to limit negative environmental and societal impacts from business activity, including pollution and acceleration of climate change. According to a survey by the Global Impact Investing Network, assets devoted to investments focused on ESG factors increased to $715 billion in April 2020, a 42% increase from $502 billion in April 2019.

REO will play a critical role in enabling the global expansion of sustainable industries like EVs and alternative energy solutions, but we also believe that governments, investors and our customers will increasingly demand that REO be produced sustainably. For example, current prevalent practices for extracting REO from hard rock utilize a wet tailings process that requires excessive groundwater usage and poses significant environmental and safety risks. We are differentiated among many large producers in our use of a dry tailings process, which allows recycling of the water used in our milling and flotation circuit and eliminates the need for high-risk wet tailings ponds and traditional impoundment dams. As part of our two-stage optimization plan to restore fully integrated development of REO, we are designing what we believe to be additional environmentally responsible production methods into our process that we believe will enable us to achieve best-in-class sustainability. While sustainable production processes can be more costly than traditional mining and processing approaches, we believe the high ore grade at Mountain Pass combined with our scale will enable us to make these investments and still achieve our objective of being a low-cost producer.

We believe our Company advances 11 of the United Nations’ 17 Sustainable Development Goals, across environmental areas including clean energy and green mining, as well as social areas including ownership culture, employee empowerment and securing of strategic resources.

Overall, we believe the trends toward onshoring of supply chains, protection of U.S. national interests in vital industries and heightened focus on sustainable production and investing support our unique opportunity to become a lower-risk solution for customers in Western and allied nations for the supply of critical rare earth materials.

Our Strengths

Our Location: We are the only integrated, scaled producer in the Western Hemisphere, with significant cost advantages

As worldwide demand for rare earth products increases, the supply of REO is limited by available production capacity, which is currently concentrated in China. A confluence of geopolitical and economic factors is causing downstream customers, such as automotive OEMs, to be increasingly focused on supply risk, highlighting the need to develop domestic production of REE and products. The U.S. government is actively seeking to end the country’s reliance on foreign REE sources, and we believe that our constructive relationship with key regulators and the relative stability of U.S. policies provides us with an advantage relative to non-U.S. REE producers. Within North America, our Mountain Pass facility is the only scaled source for critical rare earths in operation and there are high barriers to entry in the ex-China REE Market. We believe it would take years and significant capital for any meaningful domestic competition to develop.

Moreover, the location of our facility affords significant cost and operational advantages that we believe are difficult to replicate, including:

•	the benefits of a fully-integrated, world-class facility benefitting from greater than $1.7 billion of prior capital investments;

•

efficient accessibility to/from our facility, which is located approximately 50 miles southwest of Las Vegas, NV and immediately adjacent to Interstate 15, within truck drive time of one hour to a major rail-head and four hours to the Ports of Los Angeles and Long Beach;

•	ready access to sufficient water supply; and

•	a rural setting without competing commercial interests.

We believe the self-contained nature of our operations—with mining, milling, separations, and finishing all on one site—creates additional cost advantages and operational risk mitigation.

Our Platform: Positioned to play a prominent role in the transformation of America’s industrial economy

Since restarting operations in 2017 from cold-idle status, we have increased production of our rare earth concentrate to approximately 37,000 metric tons of equivalent REE annually, which we believe approximated 15% of global REE production during the last twelve months. In the most recent twelve months ended June 30,

2020, we generated revenue of $93.1 million and Adjusted EBITDA of $23.5 million. This financial performance has been achieved without significant capital investment, as the primary cost of building the Mountain Pass processing facility was borne by prior ownership. As a result, we believe we are in a strong operating and capital position to execute on our Stage II optimization plan and ultimately to integrate downstream processing of REO via a Stage III downstream expansion strategy, which will create the opportunity to drive additional revenue growth and profits, and position us as a competitively advantaged provider of a key industrial output.

Our current operating success and strategic plan create a strong foundation at a critical moment in the global economy. As the adoption of electric transportation grows, U.S. leadership in automotive, defense, and aerospace manufacturing and within the healthcare industry is increasingly at-risk without a stable, competitive domestic magnetics industry. Commercial and government customers are increasingly demanding redundancy, visibility and cost competitiveness in their supply chains. For example, the United States Department of Defense in the National Defense and Authorization Act of 2019 required that NdPr magnets (and the relevant supply chain) be sourced from Allied nations, identifying rare earth elements and permanent magnets as critical to the defense and industrial security of the United States. Automotive OEMs will demand supply chain redundancy as they transition their engine, transmission and motor manufacturing facilities to build EV components. In addition, end consumers will demand that the materials used to build these vehicles be extracted sustainably. We believe we are positioned to address these converging demands to provide customers with a lower-risk solution for rare earth supply, as a low-cost, domestic, environmentally-friendly producer of materials crucial to the “green” economy.

Our Resource: We own and operate one of the richest rare earth deposits in the world

More than 60 years of operation have proven that our ore body is one of the world’s largest and highest-grade rare earth resources. The low-volume nature of rare earth mining coupled with the exceptional scale and quality of the ore body results in a resource with significant viability well into the future. Our bastnasite ore is well-suited to the proven separation technologies upon which our Stage II optimization plan is based. Further, bastnasite contains significantly lower levels of radioactive thorium and uranium than most other REE-bearing ore types, reducing costs and operational risks.

As of July 1, 2020, SRK, an independent consulting firm that we have retained to assess our reserves, estimates total proven reserves of 0.03 million short tons of REO contained in 0.3 million short tons of ore at Mountain Pass, with an average ore grade of 8.19%, and probable reserves of 1.47 million short tons of REO contained in 20.8 million short tons of ore, with an average ore grade of 7.04%. Our total proven and probable reserves are estimated to have an average ore grade of 7.06%. In each case, these estimates use the estimated economical cutoff of 3.83% total rare earth oxide (“TREO”). Based on these estimated reserves and our expected annual production rate of REO upon completion of our Stage II optimization project, our expected mine life is approximately 24 years.

The open pit mine is located on approximately 2,222 fee simple acres with approximately 15,000 acres of mineral rights. We believe there is opportunity to grow the reserve base over time with exploratory drilling, which has not been conducted since 2011.

Our Sustainable Operations: We believe we operate the most environmentally responsible rare earth facility in the world

Mountain Pass is a state-of-the-art rare earth facility operating with what we believe to be best-in-class environmental standards. Our paste tailings process—where waste from beneficiation is de-watered and that water is recycled back into the process, allowing the remaining solids to be deposited into a lined impoundment—dramatically reduces water consumption, the risk of seepage issues and our environmental footprint and eliminates the need for “tailings ponds” often associated with mining operations that can present a higher risk than paste disposal. Upon the anticipated restart of our chlor-alkali facility, we expect to consume waste brine from the separations process to produce the key reagents used in separation and finishing. We expect this “closed loop” process will reduce third-party reagent consumption, reduce processing or disposal costs of brine, and further reduce our environmental impact. Clean natural gas will fuel our CHP facility that, upon restart, will provide power and steam to the entire site, which we believe will improve energy efficiency and remove dependence on grid-based power. Our facilities are fully permitted and comply with all Federal and California environmental regulations, which are among the highest environmental standards in the world. As we grow, we will seek out and obtain such permits and licenses necessary to ensure our facilities continue to comply with required standards. As global industry increasingly considers and works to reduce the environmental impact of operations—and while consumers increasingly understand the “net” environmental impact of adopting green technologies—we believe our sustainable process for producing key materials for the clean-energy economy is a distinct advantage.

According to independent research conducted by the Institute of Energy and Climate Research (IEK) of the German government research center Forschungszentrum Jülich, rare earth production from the Mountain Pass deposit “demonstrates superiority… in terms of environmental effects” compared to the Mount Weld deposit in Australia and the Bayan Obo deposit in China. The research studied the impact of rare earth production on environmental categories including climate change, freshwater ecotoxicity and particulate matter formation.

Our Operating Approach: We are focused on achieving status as the industry’s low-cost producer, led by a mission-driven management team invested in long-term success

We have a unique mission in the minerals industry: to re-establish a secure and sustainable supply chain in the U.S. for critical sectors of the modern global economy. The team who purchased Mountain Pass out of bankruptcy and leads the Company today is substantially invested alongside stockholders of FVAC and future public stockholders and is committed to the fulfillment of this mission. We believe that fulfillment of this mission will maximize shareholder returns over the long-term and generate positive outcomes for U.S. national security and industry, the U.S. workforce, and the environment.

We believe that fulfilling our mission requires execution of a disciplined business strategy. The rare earths market is highly competitive and given its concentration in China is potentially subject to anti-competitive behavior. As a result, we are pursuing a strategy that is differentiated from our predecessor and focused on long-term outcomes. For example, since restarting operations at Mountain Pass, our Stage I optimization plan was designed to re-establish stable, scaled production of rare earth concentrate, leveraging the current processing facility. That plan has resulted in the restoration of Mountain Pass as an important producer in the global REE market and has generated revenue and Adjusted EBITDA growth that has strengthened our capital position. We also believe we are a low-cost producer of REE concentrate.

Our Stage II optimization plan is designed to make separated rare earth oxides more reliably at significantly lower cost and with an expected smaller environmental footprint, which we believe positions MP to ultimately act as a low-cost producer of REO, extending the value of our domestic supply chain and eliminating the need to sell our concentrate to Chinese REO producers. In so doing, we have made intentional strategic choices to focus primarily on NdPr versus lower-value REE such as cerium, in contrast to our predecessor’s strategy. We believe our strategic choices will make our higher-value NdPr less costly to produce and will generate less waste, improving our sustainability profile.

Our Business Strategy

Offer the Western Hemisphere a trusted, sustainable source of supply for materials that enable the development of critical industries

Upon the completion of our Stage II optimization plan, Mountain Pass will be one of the largest, most advanced and efficient fully-integrated REO processing facilities in the world, and the only such facility located in North America. We hope to reinvigorate the industrial history of the rare earths supply chain that originated in the United States, and provide a domestic alternative to both current and future users of rare earths globally that helps them avoid the risks associated with the single point-of-failure currently represented by China in the global supply chain.

The global effort to curb carbon emissions and reverse climate change often focuses on the impact of the transportation system, and we believe that our products will play a significant role in advancing those efforts. To date 11 states in the U.S. have adopted zero emission vehicle mandates. We have seen similar mandates in other countries globally. The NdPr products that we intend to produce at Mountain Pass are essential to the dominant permanent magnet motor technology deployed in approximately 90% of current EVs. We are committed to protecting biodiversity and our environmental management plans cover biodiversity impacts, waste and noise management, air and water pollution, and natural resource and toxic chemical usage. We believe that our commitment to environmentally responsible production of REOs will be a strong competitive advantage in building relationships with EV manufacturers, who share our commitment to sustainability.

To meet the anticipated growth in demand for EVs, we believe automotive OEMs will redesign their supply chains to ensure a ready and stable supply of rare earth products. We believe nearly 30 percent of domestic factories for U.S. automotive OEMs could become obsolete as internal-combustion engine demand wanes. We aim to capitalize on and accelerate this opportunity by seeking to partner with our future customers in their efforts to re-position the capital and labor in their supply chain.

Recommission the largest, most advanced and efficient fully-integrated REO processing facility in the world

With our Stage I optimization plan complete, our immediate strategic focus is on our Stage II optimization plan, which includes installing a redesigned roasting circuit, repositioning our leach and impurity removal circuits, and increasing product finishing capacity at Mountain Pass. Our abilities to leverage the process experience of our engineering team and implement a culture of achievement, combined with process know-how from a world class global rare earth operator, have led to successful implementation of our optimization plans to date. Since May 2019, we have achieved consistent recovery and have maintained mill uptime of approximately 94% with REO production over the last twelve months that is over 3.1x greater than the highest ever production in a twelve-month period by the former operator using the same capital equipment. We expect to leverage this track record, as well as our commitment to best practices and methodical execution to successfully manage our Stage II optimization plan.

Leverage our low-cost position to maximize earnings power in all commodity price environments

The success of our business will reflect our ability to manage our costs. Our Stage II optimization plan is designed to enable us to manage our cost structure through a revised facility process flow. This process flow will allow us to use significantly less energy and raw materials per ton of REO produced. Installing the roasting circuit to oxidize our rare earth concentrate in a rotary kiln is crucial to ensuring the cost-competitiveness of our site. Additionally, the recommissioning of our natural gas-powered CHP facility will reduce energy, heating and steam costs as well as minimize or eliminate our reliance on the regional electric power grid. The anticipated re-start of chlor-alkali operations will enable us to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility and recycle our acid and base inputs, thereby reducing our reliance on external sources of reagents, and providing additional cost leverage with suppliers as a leading consumer of hydrochloric acid in the United States.

Optimization of logistics is also central to maintaining a low-cost position relative to other global producers. Our location offers significant transportation advantages that create meaningful cost efficiencies in securing incoming supplies and shipping of our final products. Additionally, upon the completion of Stage II, our integrated site will no longer incur the packaging, handling and transportation costs incurred by competitors who lack co-located processing.

Secure customer relationships and develop a leading rare earth marketing and distribution platform

We plan to build an efficient and effective marketing and sales organization to engage our customers and better capitalize on the benefits of our position as a sole source of rare earths supply in the Western Hemisphere. We intend to invest significant time and resources with the largest North American consumers of rare earth products, with the objective of building strong relationships and identifying opportunities for collaboration.

Further our mission and ability to capture the full rare earth value chain through downstream integration into NdPr magnet production and exploration of other adjacencies

Beyond re-establishing a Western supply chain for REOs through the completion of our strategic plans, we recognize compelling longer-term opportunities to further our mission through the capture of additional value by pairing our attractive access to a large domestic rare earth supply with growing industry demands. We intend to explore long-term vertical integration through further downstream processing of our REO into rare earth metals, alloys and finished magnets. Such integration could take many forms, including joint ventures with customers, brownfield/greenfield development, or strategic transactions or acquisitions. In addition, we will explore future opportunities to invest in, develop, and/or sponsor new downstream opportunities for REO, rare earth metals and alloys and rare earth products that contribute to the green revolution of the industrial economy.

We believe our successes to date at Mountain Pass demonstrate a competency in identifying undervalued assets, creating a disciplined, execution-focused strategy, and assembling the management talent to create value. We intend to apply our experience and skillsets across the rare earth value chain, while allocating capital effectively and responsibly, toward opportunities demonstrated to be in the best interest of stockholders and consistent with our mission.

The Mountain Pass Facility

At the Mountain Pass facility, we own an open-pit mine containing one of the world’s most fully developed rare earth deposits outside of China. In addition to the mine, the Mountain Pass facility includes associated infrastructure, and crushing, milling, flotation and separation facilities. Some of these facilities are currently in a cold-idle state and must be reactivated for us to reach our anticipated planned production rates by 2022. The Mountain Pass facility is located approximately 50 miles southwest of Las Vegas, Nevada near Mountain Pass, San Bernardino County, California. The Mountain Pass facility directly abuts Interstate 15 and may be accessed by existing hard-surface roads, which we use to transport products from the Mountain Pass facility to our customers.

The Mountain Pass facility represents the only developed commercial source of rare earth material in the Western hemisphere. Molybdenum Corporation of America began REO mining operations at the Mountain Pass facility in 1952. REO production at the Mountain Pass facility, as well as milling and separation processes, continued under Unocal Corporation, which purchased Molybdenum Corporation of America in 1977, until 1998. In 1998, all chemical processing operations were suspended, primarily due to leaks in a wastewater pipeline that transported waste salt water to evaporation ponds on the Ivanpah dry lake bed. Subsequently in 2005, ChevronTexaco Corporation acquired Unocal Corporation and then in 2008 Molycorp Minerals, LLC acquired the Mountain Pass facility from Chevron Mining Inc. Mining and milling operations continued under Molycorp until they were placed into cold-idle status after Molycorp declared bankruptcy in June 2015. On July 10, 2017, we acquired the Mountain Pass facility real property and associated assets from Molycorp. After the acquisition, we engaged the services of approximately eight (8) contractors who were former employees of

Molycorp, covering various disciplines, retained through the bankruptcy to satisfy environmental obligations and support the bankruptcy trustee’s efforts to sell the Molycorp assets.

We hold the necessary permits to operate our facility, including conditional use and minor use permits from San Bernardino County, California, and an associated environmental impact report, all of which were issued in 2004, which allow continued operation of the Mountain Pass facility through 2042. Since restarting mining operations at the facility in the fourth quarter of 2017, our activities have focused on the milling and flotation processes, leading to production of a bastnasite concentrate, rich in rare earth elements, and our first concentrate sales in the first quarter of 2018. We now consistently achieve world-class results in our flotation facility as measured by throughput, uptime, REO recovery, and final product grade. A summary of our operating results over the past 24 months is presented below.

		Six months ended June 30,		Year Ended December 31,
		2020	2019	2019	2018
Ore mined (1)	(short tons)	682,775	261,621	598,683	564,228
Waste mined - internal	(short tons)	143,884	225,852	289,819	355,550
Waste mined - contractor stripping (2)	(short tons)	3,345,904	3,773,907	7,546,121	7,724,980
Rehandle - ore	(short tons)	346,896	249,804	592,176	414,159 (3)
Rehandle - paste tailings	(short tons)	355,186	270,344	615,524	418,536 (3)

Total mined and rehandled	(short tons)	4,874,645	4,781,528	9,642,323	9,477,454

Mill feed	(dry metric tons)	331,556	230,576	542,668	342,891
Mill feed	(% REO)	8.7%	8.6%	8.6%	7.9%

Concentrate production	(wet metric tons)	34,535	20,447	56,892	29,453
Concentrate grad	(% REO)	60.0%	51.7%	53.5%	52.1%
TREO production	(metric tons)	18,969	9,530	27,620	13,914
TREO recovery to concentrate	(%)	65.8%	48.3%	58.9%	51.1%

(1)	Including low grade ore.
(2)

From December 2017-July 2020, MP Materials engaged an outside contractor to assist with various mining activities. This was partially necessitated by the previous operator’s deviation from its scheduled mine plan, which prompted unusually high waste stripping. MP Materials undertook these efforts to return to a sustainable plan.

(3)

Data was not available for the first quarter of 2018 for rehandled tons; data was estimated by using average ratio of rehandling of ore and paste tailings tons to ore tons fed to mill for the last three quarters of 2018.

The Mountain Pass facility is located on 2,222 acres of owned property, while we own mining and mill site claims over a further 15,000 acres of adjacent land. Approximately 938 acres of the 2,222 fee simple acres are currently in use (e.g., existing buildings, infrastructure or active disturbance). Portions of the fee lands are subject to mineral reservations in favor of the United States for some properties and the State of California for other properties. The specific minerals reserved on those parcels vary according to the type of land patent or conveyance document through which the land was acquired or conveyed. The lands surrounding the Mountain Pass facility are mostly public lands managed by the Bureau of Land Management and the National Park Service. In addition we also hold 525 unpatented lode and mineral mining claims and mill sites under the provisions of The Mining Law of 1872. SNR acquired our mineral rights at the Mountain Pass facility from Molycorp in 2016 and MPMO acquired our Mountain Pass facility real property and associated assets from Molycorp in 2017. These mining claims and mill sites provide land for mining, ancillary facilities and expansion capacity around the Mountain Pass facility.

The Mountain Pass facility includes an open-pit mine, infrastructure supporting mining and processing operations, overburden stockpiles, a crusher and mill/flotation plant, leach assets, separation plants, product finishing facilities, a tailings filter plant, tailings storage areas and on-site evaporation ponds, as well as laboratory facilities to support research and development activities, offices, maintenance shops, warehouses and support buildings.

The bastnasite ore body at the Mountain Pass facility has been mined as a principal source of REEs for over 60 years. The Mountain Pass REE deposit is located within an uplifted block of Precambrian metamorphic and igneous rocks that are bounded to the south and east by basin-fill deposits in California’s Ivanpah Valley. The two main groups of rocks in the Mountain Pass area are Early Proterozoic high-grade metamorphic rocks and Middle Proterozoic ultrapotassic rocks and monazitic carbonatites, which carbonatites are associated with higher levels of REEs. The currently defined zone of REE mineralization exhibits a strike length of approximately 2,750 feet in a north-northwest direction and extends for approximately 1,500 feet down dip from surface. The true thickness of the greater than 3.0% REO zone ranges from 15 feet to 250 feet. The percentage of each rare earth material contained in the Mountain Pass facility bastnasite ore is estimated to be as follows:

Element	Estimated Distribution of TREO Content
Cerium	49.1%
Lanthanum	33.4%
Neodymium	11.5%
Praseodymium	4.3%
SEG+	1.7%

Rare Earth Reserves

As of July 1, 2020, SRK Consulting (U.S.), Inc. (“SRK”), an independent consulting firm that we have retained to assess our reserves, estimates total proven reserves of 0.03 million short tons of REO contained in 0.3 million short tons of ore at Mountain Pass, with an average ore grade of 8.19%, and probable reserves of 1.47 million short tons of REO contained in 20.8 million short tons of ore, with an average ore grade of 7.04%. Our total proven and probable reserves are estimated to have an average ore grade of 7.06%. In each case, these estimates use the estimated economical cutoff of 3.83% TREO.

SEC Guidelines

The SEC has established guidelines contained in Industry Guide No. 7 to assist registered companies as they estimate ore reserves. These guidelines set forth technical, legal and economic criteria for determining whether our ore reserves can be classified as proven and probable.

“Reserves” are defined by the SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. SEC Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

“Proven (measured) reserves” are reserves for which:

•	quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and

•	sites for inspection sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

“Probable (indicated) reserves” are reserves for which

•

quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced

The degree of assurance for probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Methodology

When estimating proven and probable reserves, we rely on interpretations made during current and prior mining campaigns at our Mountain Pass facility, the U.S. Geological Survey and various consulting companies, including SRK, to identify the regional and mine area geology and hydrogeology, regional and local structure, deposit geology, current pit slope stability conditions and REE recoveries.

SRK compiled a drillhole database from prior drilling at the Mountain Pass site that includes a total of 137 drillholes with a cumulative length of 79,453.3 feet. Individual drillholes range in length from 56 feet to 2,012 feet, and averaged 580 feet. The majority of core samples in the deposit area analyzed by SRK range from 50 feet to 250 feet along strike of the ore body and 150 feet to 350 feet down dip. The sample data for proven ore reserves consists of survey data, lithologic data and assay results.

Based on the review of historic sample preparation and analytical procedures, SRK initiated a sample check assay program of 1% of the assay database. The material remaining from previous drilling programs consisted of split core stored at the Mountain Pass facility. SRK examined the existing split core using third-party preparation and analytical laboratories. In SRK’s opinion, based on the sample check assay program, our historic data was acceptable for use in preparing their report.

SRK generated a resource estimate as an intermediate step in the estimation of mineral reserves. The mineral resource estimate was based on composites derived from drillhole sample assay results. Grade interpolation was based on the geology, drillhole spacing and geo-statistical analysis of the data. The resources were classified by their proximity to the sample locations and number of drillholes. SRK considers the resource model and resource classification to be consistent with Canadian Institute of Mining and Metallurgy guidelines. The distances utilized for resource classification are based on omni-directional variogram results, as follows:

•	Measured mineral resources: Blocks in the model estimated using a minimum of two drill holes which are at maximum average distance of 50 ft;

•	Indicated mineral resources: Blocks in the model estimated using a minimum of two drill holes which are at maximum average distance of 200 ft; and

•	Inferred mineral resources: Blocks in the model that do not meet the criteria for indicated resources but are within a maximum distance of 300 ft from a drillhole.

•

Stockpiles resources, as of June 30, 2020, are based on detailed grade control, established bulk density and accurate survey data, and have been depleted forward according to a detailed short-term mine plan and blending schedule. Stockpiles are considered to be measured mineral resources.

Where appropriate, estimated resources are constrained by any known or anticipated restrictive geologic features.

Mineral resources were then converted to mineral reserves through the application of appropriate modifying factors such as mining dilution, mining recovery, cut-off grade calculation, pit optimization and costs, as represented in a life of mine production plan. Measured mineral resources, included in the life of mine plan, that met all criteria established for modifying factors were converted to proven reserves. Indicated mineral resources, included in the life of mine plan, that met all criteria established for modifying factors were converted to probable reserves. Inferred mineral resources were treated as waste for the purposes of estimating the mineral reserves.

Results

As of July 1, 2020, SRK estimates total proven reserves of 0.03 million short tons of REO contained in 0.3 million short tons of ore at Mountain Pass, with an average ore grade of 8.19%, and probable reserves of 1.47 million short tons of REO contained in 20.8 million short tons of ore, with an average ore grade of 7.04%. Our total proven and probable reserves are estimated to have an average ore grade of 7.06%. In each case, these estimates use the estimated economical cutoff of 3.83% TREO. Based on these estimated reserves and our expected annual production rate of REO upon completion of our Stage II optimization project, our expected mine life is approximately 24 years. Today, we hold total proven and probable reserves of 1.5 million short tons of REO contained in 21.1 million short tons of ore, although we believe there is opportunity to grow the reserve base over time with exploratory drilling.

The following table provides information as of July 1, 2020 on the amount of our proven and probable REO reserves.

Category of Reserves	Average Ore Grade (%)	Ore (Short Tons)	Contained REO (Short Tons)
Proven	8.19%	327,314	26,807
Probable	7.04%	20,814,041	1,465,308

In making the estimate above, SRK:

•	assumed we have a 100% working interest in the Mountain Pass facility;

•	included only measured and indicated resources (inferred resources are treated as waste);

•	assumed full mining recovery;

•	assumed that mine reserves are fully diluted;

•	assumed production of a rare earth concentrate (60% TREO content) for third party sale;

•	assumed an average selling price consistent with historical results resulting in an economic cut-off grade of 3.83% REO within the pit design;

•	assumed a variable metallurgical recovery factor, based on ore grade, derived from historic results;

•	June 30, 2020 topography;

•	included ore stockpiles as proven reserves;

•	assumed all mineral within our patented claim area could be extracted, including mineral outside our currently permitted mining boundaries; and

•	rounded values to the nearest significant number.

Pricing assumptions were derived from a three-year average of historic pricing for rare earth concentrate, as quoted by Asia Metals (TREO ≥70%), for the period from June 30, 2017 to June 10, 2020.

This pricing data was then adjusted to reflect typical forecast concentrate production from Mountain Pass, including the following:

•	prices quoted as RMB per tonne were converted to US$ based on exchange rates queried from Bloomberg;

•	average sales price per tonne of rare earth oxide was calculated and then adjusted to the targeted concentrate grade for Mountain Pass;

•	13% Chinese value added tax (VAT) was deducted from the sales price; and

•	3% sales charge was deducted from the price.

Based on the above, the adjusted benchmark prices to MP Materials over this period are presented in the table below. Further, during the period from approximately August 2018 through May 2020, imports of rare earth concentrates to China were subject to a tariff. This tariff was originally implemented at a 10% level in the second round of retaliatory tariffs imposed by China as part of the ongoing trade dispute between the USA and China. The tariff was increased to 25% in June of 2019. The current status of this import tariff is that it was suspended as of May 19, 2020, for a period of one year. For comparative purposes, we have included a calculation for a 25% tariff, consistent with the tariff from June 2019 through May 2020, in the table below.

Chinese Tariff Assumption	Units	Spot (June 10, 2020)	1-Year Trailing Average	2-Year Trailing Average	3-Year Trailing Average
With Tariff	US$/dry metric tonne	1,298	1,507	1,577	1,720
Without Tariff	US$/dry metric tonne	1,731	2,010	2,103	2,294
With Tariff	US$/dry short ton	1,178	1,368	1,431	1,561
Without Tariff	US$/dry short ton	1,571	1,823	1,908	2,081

For the purposes of the reserve calculation, SRK selected the three-year trailing average without a deduction for the tariff (i.e. US$2,081/dry short ton). The selection of the three-year trailing average is consistent with SEC guidance for pricing assumptions for metals and mining reserve calculations under Industry Guide 7. SRK did not include a tariff as no tariff is the current status of the market; however, there remains uncertainty as to the outlook on this tariff. If this tariff is re-introduced in 2021, it will result in a lower price for MP Materials for any rare earth concentrate sold into China.

SRK checked these calculated pricing assumptions against actual monthly pricing received by MP Materials. Variability between the actual price and benchmark price was high, ranging from as close as +/-1% to as much as 31% lower than the benchmark and 16% higher than the benchmark. However, comparing the actual prices to benchmark prices for each month, on average, has resulted in MP Materials receiving an average price 3% lower than the calculated benchmark price for that month and a median price 1% lower than the calculated benchmark providing support that this formula presents a reasonable estimate for saleable concentrate price.

There are numerous uncertainties inherent in estimating quantities and qualities of REO reserves and costs to mine recoverable reserves, including many factors beyond our control. We will regularly evaluate our REO reserve estimates. This may be done in conjunction with additional exploration drilling programs. We also gain information from blast hole cuttings generated during operations. The estimates of REO reserves as to both quantity and quality will also be updated to reflect new drilling or other data received. Estimates of economically recoverable REO reserves, however, necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological, mining and processing conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	the strategic approach to mining and processing the deposit may change depending upon market demand, corporate strategy and other prevailing economic conditions;

•	assumptions concerning future prices of rare earth products, foreign exchange rates, process recovery rates, transportation costs, operating costs, capital costs, and reclamation costs; and

•

assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies and foreign government policy relating to import or export of rare earth products.

Actual REO tonnage recovered from identified REO reserves and revenues and expenditures with respect to the same may vary materially from estimates. Further, period-to-period our future estimates of REO reserves may fluctuate significantly as macroeconomic conditions and our level of understanding with respect to the deposit change. These estimates may not accurately reflect our actual REO reserves. Any inaccuracy in our estimates related to our REO reserves could result in lower than expected revenues and higher than expected costs.

Reserve Estimate

SRK completed a review of the operation including, among other things, the size of the underlying ore body and a life of mine plan for the Mountain Pass mine. The purpose of this review was to complete an estimate of the mineral reserve for the operation utilizing assumptions consistent with current operating conditions (i.e.; production and sale of a rare earth concentrate). Below is a summary of some of the information from the reserve estimate.

Key project data

Mine type	Open pit
Process description	Crushing, milling, flotation
Open pit mine life	24 years
Mill throughput	2,455 average short tons per day
Initial capital costs(1)	$0 million
Sustaining capital costs	$149 million

	Average Ore Grade (%)	Ore (Millions of Short Tons)	Contained REO (Millions of Pounds)
Contained minerals
Proven	8.19%	0.327	54
Probable	7.04%	20.814	2,930

(1)

SRK excluded the restart of on-site rare earth separation activities from its estimate and therefore no initial capital expenditure is required given the operation is already actively producing rare earth concentrate for sale.

Customers

Currently we make sales of our rare earth concentrate to Shenghe Resources (Singapore) based on our arrangement under the A&R Offtake Agreement. Shenghe Resources (Singapore) is contractually obligated under the A&R Offtake Agreement to purchase all of our rare earth concentrate product on a “take-or-pay basis” (such that they are obliged to pay for product even if they are unable or unwilling to take delivery). Shenghe Resources (Singapore) sells the rare earth concentrate it acquires under the A&R Offtake Agreement to customers in China, which process and resell these refined products. Over the next few years, we intend to commence our downstream expansion and enter into short- and long-term sales contracts with existing and new customers for separated REO. For certain REEs where the market demand is high, we may decide not to enter into letters of intent or contracts prior to commencing production. None of our existing customer relationships are from contracts we assumed from Molycorp.

Suppliers

We use certain proprietary chemical reagents in our flotation process, which we currently purchase from third-party suppliers. These products are subject to pricing volatility, supply availability and other restrictions and guidelines. In the event of a supply disruption or any other restriction, we believe that alternative reagents could be sourced. The solvent extraction process is highly reliant upon standard commodity reagents, particularly hydrochloric acid and sodium hydroxide. Even though we expect to produce these chemicals on-site upon the commissioning and restart of our chlor-alkali facility, these plans may not be achievable or could be hampered by any disruptions in the process used to produce these chemicals. In the meantime, we are subject to significant volatility in the cost and availability of these chemicals. We may not be able to pass increased prices for these chemicals through to our customers in the form of price increases. A significant increase in the price, a decrease in the availability of, or any other restrictions upon our use of these chemicals before we restart our ability to produce them on-site could materially increase our operating costs and adversely affect our profit margins from quarter to quarter.

Patents, Trademarks and Licenses

We rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights. We utilize trade secret protection and nondisclosure agreements to protect our proprietary rare earth technology. Our intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property will be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations.

Competition

The rare earths mining and processing markets are capital intensive and competitive. Outside of the six (6) major rare earth producers in China, and those consolidated under their production quotas — there are only two other producers operating at scale, MP Materials and Lynas, which processes its rare earth materials in Malaysia. MP Materials’ competitors may have greater financial resources, as well as other strategic advantages to maintain, improve and possibly expand their facilities.

Once we reach anticipated production rates for REOs and other planned downstream products, the increased competition may lead our competitors to engage in predatory pricing behavior. Any increase in the amount of rare earth products exported from other nations, and increased competition, whether legal or illegal, may result in price reductions, reduced margins and loss of potential market share, any of which could materially adversely affect our profitability. Additionally, our Chinese competitors have historically been able to produce at relatively low costs due to domestic economic and regulatory factors, including less stringent environmental regulations. For instance, many of our Chinese competitors use wet-tailing to store the waste material resulting from their production processes which is significantly less expensive and more harmful to the environment than the dry-tailing method that we use. Even upon successful completion of our Stage II optimization project at the Mountain Pass facility, if we are not able to achieve anticipated costs of production, then any strategic advantages that our competitors may have over us, such as lower labor and production costs, could have a material adverse effect on our business. As a result of these factors, we may not be able to compete effectively against current and future competitors.

Environmental, Health and Safety Matters

We are subject to numerous and extensive federal, state and local laws, regulations, permits and other legal requirements applicable to the mining and mineral processing industry, including those pertaining to employee health and safety, air emissions, water usage, wastewater and stormwater discharges, air quality standards, GHG emissions, waste management, plant and wildlife protection, handling and disposal of hazardous and radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. These laws, regulations, permits and legal requirements have had, and will continue to have, a significant effect on our results of operations, earnings and competitive position. Environmental laws and regulation continue to evolve which may require us to meet stricter standards and give rise to greater enforcement, result in increased fines and penalties for non-compliance, and result in a heightened degree of responsibility for companies and their officers, directors and employees. Future laws, regulations, permits or legal requirements, as well as the interpretation or enforcement of existing requirements, may require substantial increases in capital or operating costs to achieve and maintain compliance or otherwise delay, limit or prohibit operations, or other restrictions upon, our current or future operations or result in the imposition of fines and penalties for failure to comply. Complying with this panoply of regulations is complicated and requires significant attention and resources. Our employees have a significant amount of experience working with various federal, state and local authorities to address compliance with such laws, regulations and permits; however, we cannot assure you that at all times we have been or will be in compliance with such requirements.

We expect to continue to incur significant sums for ongoing operating environmental expenditures, including salaries, and the costs for monitoring, compliance, reporting, pollution control equipment and permitting. In addition, we plan to invest significant capital to maintain and upgrade certain infrastructure to ensure we operate in a safe and environmentally sustainable manner.

Permits and Approvals

We hold the necessary permits to operate our facility, including conditional use and minor use permits from San Bernardino County, California, and an associated environmental impact report, all of which were issued in

2004, which allow continued operation of the Mountain Pass facility through 2042. We hold numerous other permits and approvals, including permits to operate from the Lahontan Regional Water Quality Control Board and groundwater treatment. We may be required to obtain new permits, including, without limitation, air permits issued by the Mojave Desert Air Quality Management District and construction and occupancy permits issued by San Bernardino County government, to complete the Stage II optimization project and our general growth plans. To obtain, maintain and renew these and other environmental permits and perform any required monitoring activities, we may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that our current or future operations may have upon the environment.

Our ability to obtain permits for expanded operations may require us to avoid or mitigate our impact on the environment, particularly impacts to desert flora and fauna. The permitting processes and development of supporting materials, including any environmental impact statements, may be costly and time consuming. Any failure to obtain, maintain or renew required permits, or other permitting delays or conditions, may delay, limit, prohibit or otherwise result in new restrictions upon our current or future operations and failure to comply with these requirements could result in us incurring fines and penalties. Consequently, the continued optimization of the Mountain Pass facility may be delayed, curtailed or prevented, particularly in the event any environmental impact statement is required in connection therewith. These permit processes and requirements, and the interpretation and enforcement thereof, change frequently, and any such future changes could materially adversely affect our mining operations and results of operations.

Mine Health and Safety Laws

The Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, and the regulations adopted by the California Occupational Safety and Health Administration, impose stringent health and safety standards on numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. Mine safety has been the subject of increasing scrutiny resulting in federal and state legislatures and other regulatory authorities imposing more stringent regulatory requirements on mining operations. In 2006, Mine Safety and Health Administration (“MSHA”) promulgated new emergency mine safety rules addressing mine safety equipment, training and emergency reporting requirements. In addition, in the United States enacted the Mine Improvement and New Emergency Response Act of 2006, which significantly amended the Federal Mine Safety and Health Act of 1977, by requiring improvements in mine safety practices, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection and enforcement activities. The MSHA continues to interpret and implement various provisions of the Mine Improvement and New Emergency Response Act. These and other mine safety rules could potentially result in or require significant expenditures, as well as additional safety training and planning, enhanced safety equipment, more frequent mine inspections, stricter enforcement practices and enhanced reporting, amongst other, requirements. It is not possible to predict the full effect that new or proposed statutes, regulations and policies will have on our operating costs, but any expansion of existing regulations, or making such regulations more stringent may have a negative impact on our business.

The Mountain Pass facility maintains a comprehensive safety program. Our employees and contractors are required to complete 24 hours of initial training sessions, as well as annual refresher sessions, which cover potential hazards that may be present at the facility. During the training, our commitment to a safe work environment is reinforced through our Stop Work Authority program, which allows any employee or contractor at the facility to stop work that they deem to be unsafe.

Workers’ Compensation

We are required to compensate employees for work-related injuries. The states in which we operate consider changes in workers’ compensation laws from time to time. Our costs will vary based on the number of accidents that occur at the Mountain Pass facility and our costs of addressing these claims. We are insured under various state workers’ compensation programs for our operations at the Mountain Pass facility and our offices in Las Vegas, Nevada.

Surface Mining Control and Reclamation

Our San Bernardino County conditional use permit, approved mining plan, reclamation plan and state laws and regulations establish operational, reclamation and closure standards for all aspects of our surface mining operations. Comprehensive environmental protection and reclamation standards must be met during the course of, and upon completion of, mining activities, and our failure to meet such standards may subject us to fines, penalties or other sanctions.

Although we expect the Mountain Pass facility to remain open for significantly longer than the expiration of our 22-year county-approved mine plan, the plan requires that we restore the surface area upon completion of mining. In addition, we must provide financial assurances to secure the performance of these reclamation obligations. To satisfy these financial assurance requirements, we typically obtain surety bonds, which are renewable on an annual basis. We expect to continue to obtain and renew such bonds, however, the cost of doing so is increasing. It has become increasingly difficult for mining companies to secure new or renew existing surety bonds without posting partial or full collateral to secure the bonds. In addition, the cost to obtain surety bonds have increased while the market terms of the surety bonds generally have become less favorable. It is possible that surety bond issuers may refuse to provide or renew bonds or may demand additional collateral upon the issuance or renewal of the bonds. Our inability to obtain or failure to maintain or renew these bonds could have a material adverse effect on our business and results of operations.

As of June 30, 2020, we have procured approximately $38.3 million in surety bonds that are issued to federal agencies, State of California agencies and the County of San Bernardino to secure the performance of our reclamation obligations. As of June 30, 2020, we had posted $26.7 million in cash collateral and posted as cash in trust to secure these obligations. This cash is reflected as restricted on our balance sheet.

Water Usage and Pollution Control

The federal Clean Water Act and similar state and local laws regulate aspects of surface mining and processing operations by imposing restrictions on the discharge of pollutants, including tailings and other material, into waters of the United States. These requirements are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over the jurisdiction and permitting requirements of the federal Clean Water Act. Individual or general permits under Section 404 of the Clean Water Act are required if we discharge dredged or fill materials into jurisdictional waters of the United States. In addition, our Lahontan Regional Water Quality Control Board permit establishes standards for wastewater that can be discharged to the on-site evaporation ponds. Regular monitoring by the Lahontan Regional Water Quality Control Board, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of our permits. The Companies spend significant sums on an annual basis to monitor, pump, sample, and maintain wells to track underground watertable contamination and on shipping and analysis of well samples. We also maintain surety bonds with the Lahontan Regional Water Quality Control Board to secure our satisfaction of these activities.

Air Pollution Control

The federal Clean Air Act and similar state and local laws and regulations directly and indirectly regulate our surface mining and processing operations. We currently maintain and operate numerous air pollution control devices required by or necessary to comply with permits from the California Mojave Desert Air Quality Management District. We generally must obtain permits before we install new sources of air pollution, which may require us to do air quality studies and obtain emission offset credits, which can be costly and time consuming to procure. We expect that our new and expanded facilities and growth plans will require us to secure additional approvals or other permits to allow for our planned growth and to obtain emission credits or offsets for nitrogen oxides, particulate matter (10 microns), sulfur oxide and volatile organic compounds. The increased emissions from these facilities may trigger permitting under Title V of the Clean Air Act. Furthermore, although we are currently in compliance with all emissions regulations of the California Air Resources Board, if emissions regulations change we could be required to retrofit or replace off-road, on-road and forklift vehicles to achieve emission standards for nitrogen oxides and particulate matter (10 microns).

Our operations also emit GHGs and we expect to produce emissions exceeding the minimum required for participation in the California cap-and-trade program once the CHP is in sustained operation in 2021 or 2022. The amount of credits we will receive and any excess credits we expect to need to purchase are under evaluation. We may also be required to purchase GHG credits in relation to small number of GHG-producing equipment that were in intermittent operation during 2018 and 2019. Moreover, the regulation of GHG emissions is in various stages of development and it is possible that both the federal government and California will promulgate additional requirements. Any new GHG regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations or increase significantly our operating costs. Any further regulation of GHG emissions could adversely affect our business, financial condition, reputation, operating performance and product demand. However, such regulations might also present opportunities for our industry to the extent they increase the demand for rare earth products used in clean-technology applications, such as hybrid and electric vehicles and wind power turbines.

The Mountain Pass facility consumes significant amounts of energy and, accordingly, is subject to fluctuations in energy costs. These costs may increase significantly in part as an indirect result of GHG and other air emission regulations applicable to third-party power suppliers.

Hazardous and Radioactive Substances and Wastes

The Comprehensive Environmental, Response, Compensation and Liability Act (CERCLA or Superfund) and analogous state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the actual or threatened release of a “hazardous substance” into the environment. In addition, these laws impose liability for the costs to investigate and remediate contamination or natural resource damage on a joint and several basis on persons who are or were responsible for such releases of hazardous substances, which can include waste generators, site owners, lessees and others. Accordingly, we may be subject to liability under CERCLA and similar state laws for properties that we currently own, lease or operate or that we or our predecessors previously owned, leased or operated, and sites to which our predecessors or we sent waste materials.

REOs contain naturally occurring radioactive substances, such as thorium and uranium. The mining and processing of REOs involves the handling and disposal of such substances, which requires us to comply with extensive safety, health and environmental laws, regulations and permits regarding radioactive substances. We may incur significant costs, obligations or liabilities with respect to such requirements, and any future changes in such requirements (or the interpretation or enforcement thereof) may have a material adverse effect on our business or results of operations. One such permit we currently maintain for our operations is a Radioactive Materials License issued and administered by the California Department of Health Services Radiologic Health Branch. The license applies to the use of sealed radioactive sources used for gauging volumes of materials, as well as certain other activities. A failure to maintain or renew this license could materially adversely affect our business or results of operations.

We generate, manage and dispose of solid and hazardous waste associated with processing and remediation activities. In addition, the demolition of structures in connection with facility expansion and modernization will result in the generation of additional waste. We must comply with a variety of environmental laws, rules and regulations concerning the management, storage and disposal of such wastes. Moreover, in connection with our modernization and expansion effort at the Mountain Pass facility, we will incur additional costs to handle, store and dispose of such wastes.

Endangered Species Act and Mine Reclamation Plan

The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Such laws and related regulations may have the effect of prohibiting or delaying us from obtaining mining permits and may impose restrictions on pipeline or road building and other mining or construction activities in areas containing the affected species or their habitats. Before we disturb any new land, we conduct a biological survey of the area to determine if nesting birds, protected vegetation, or protected animals are or have been present. Currently, our planned development activities are not anticipated to encroach the habitat of any threatened or endangered species. In particular our Stage II optimization project will not affect any undisturbed land. Our offsite freshwater wells are also within certain protected flora and fauna habitats.

Before disturbing new land for our operations, we conduct a biological survey of the area to determine if nesting birds, protected vegetation, or protected animals are or have been present. To date, none of the surveys have identified the presence of any species with conservation status or protected habitat on or near our ore reserve. The Golden Eagle is protected in the surrounding area, though we have not had any nesting on the site. One of our offsite freshwater fields and related infrastructure is located within a critical desert tortoise habitat. We support this habitat by providing fresh water to support the Ivanpah Desert Tortoise Research Facility which breeds and releases tortoises into the wild.

Under the Mining Conditional Use Permit and Mine Reclamation Plan granted by San Bernardino County for the Mountain Pass facility, we stockpile topsoil and vegetation to be used for revegetation as part of the approved reclamation plan. Revegetation will be supplemented by broadcast seeding with native and locally adapted seed and planting of established seedlings and/or shrubs. As part of the approved reclamation plan, which may be updated from time to time, we are complying with the County Development Code regarding the removal or salvage of Joshua Tree, Yucca, and various Cacti. We currently have no conservation status vegetation on or near the ore reserve.

Use of Explosives

In connection with our surface mining activities, we engage contractors who store explosives and blasting agents offsite prior to use on-site, which are subject to regulation, including under the federal Safe Explosives Act and the MSHA Violation of these regulatory requirements may result in fines, imprisonment, revocation of permits and/or seizure or forfeiture of explosive materials.

Other Environmental Laws

We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the California Environmental Quality Act, the National Environmental Policy Act, the Emergency Planning and Community Right-to-Know Act and the California Accidental Release Prevention Program.

Facilities and Employees

We own the Mountain Pass facility. We also lease our executive office space at 6720 Via Austi Parkway, Suites 450 and 430, Las Vegas, Nevada 89119, which lease expires December 31, 2022, subject to a renewal option.

As of August 1, 2020, we had approximately 250 employees. In connection with our Stage II optimization plan at the Mountain Pass facility, we expect to hire approximately 200 additional employees. We have not experienced any work stoppages and consider our employee relations to be good.

Legal Proceedings

From time to time, we may be subject to legal and governmental proceedings and claims in the ordinary course of business. We are not currently a party to any material legal or governmental proceedings and, to our knowledge, none is threatened.

MANAGEMENT OF THE COMPANIES

MPMO’s directors and executive officers, their positions and their ages as of [●], 2020 are set forth below:

Name	Age	Position
James Litinsky	42	Co-Chairman of the Board of Managers
Michael Rosenthal	42	Chief Executive Officer; Co-Chairman of the Board of Managers
Ryan Corbett	31	Chief Financial Officer
Sheila Bangalore	42	Chief Strategy Officer and General Counsel

James Litinsky Mr. Litinsky is the Founder, Chief Executive Officer and Chief Investment Officer of JHL Capital Group. Before founding JHL Capital Group in 2006, Mr. Litinsky was a member of the Drawbridge Special Opportunities Fund at Fortress Investment Group. Prior to Fortress, he was a Director of Finance at Omnicom Group, and he worked as a merchant banker at Allen & Company. Mr. Litinsky received a B.A. in Economics from Yale University, cum laude, and a J.D./M.B.A. from the Northwestern University School of Law and the Kellogg School of Management. He was admitted to the Illinois Bar. Mr. Litinsky serves on the Boards of AbilityLab and the Museum of Contemporary Art Chicago.

Michael Rosenthal Mr. Rosenthal co-founded MPMO and has been managing the Mountain Pass operation since MPMO took control of the site in 2017. Mr. Rosenthal is currently a Partner at QVT Financial, an investment firm. At QVT, Mr. Rosenthal concentrated on investments in the global automotive sector and in China. Prior to joining QVT, he worked as a senior high yield credit analyst for Shenkman Capital Management. Mr. Rosenthal graduated from Duke University with an A.B. degree in Economics and Comparative Area Studies.

Ryan Corbett Mr. Corbett joined MPMO as Chief Financial Officer in 2019. He joined JHL Capital Group as a Managing Director to focus on the firm’s investment in MP in 2019. Prior to joining JHL Capital Group, he was an Analyst at Brahman Capital Corp. and King Street Capital Management, both alternative asset managers based in New York, where he focused on special situations investments across the capital structure, from 2012 to 2019. Mr. Corbett started his career in investment banking at Morgan Stanley & Co. He graduated magna cum laude from the Wharton School of the University of Pennsylvania with a concentration in Finance.

Sheila Bangalore Ms. Bangalore joined MPMO as its Chief Strategy Officer and General Counsel in 2020. Prior to MPMO, Ms. Bangalore was most recently Assistant General Counsel at Aristocrat Technologies from 2015 to 2020, and previously held legal roles at Zappos and Bally Technologies. Ms. Bangalore began her career at Bilzin Sumberg Baena Price & Axelrod LLP. She is currently a board member of the United Way of Southern Nevada, and a former board member and President of the Association of Corporate Counsel, Nevada Chapter. Ms. Bangalore received her B.A. in Literature from Tufts University and her J.D. from the Washington University in St. Louis. She is currently an MBA Candidate at the Wharton School of the University of Pennsylvania.

MPMO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of MP Mine Operations LLC (“MPMO”) should be read together with their respective audited financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 and unaudited financial statements as of June 30, 2020 and for the six month periods ended June 30, 2020 and 2019, in each case together with related notes thereto, included elsewhere in this proxy statement/consent solicitation/prospectus. The discussion and analysis should also be read together with the sections entitled “Information About the Companies’ Business” and “Unaudited Pro Forma Condensed Combined Financial Information.” Except where the context otherwise requires, the terms “we,” “us” and “our” in this discussion and analysis refer to MPMO prior to the Business Combination and to MP Materials Corp. (“MPMC”) following the consummation of the Business Combination. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of MPMO’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” included elsewhere in this proxy statement/consent solicitation/prospectus. Certain amounts may not foot due to rounding.

Overview

We own and operate one of the world’s largest integrated rare earth mining and processing facilities and the only major rare earths resource in the Western Hemisphere.

Rare earth elements (“REE”) are fundamental building blocks of the modern economy, enabling trillions of dollars in global GDP through the distribution of end products across industries, including transportation, consumer electronics, national defense and clean energy, among others. Neodymium (“Nd”) and praseodymium (“Pr”) are rare earth elements which in combination form neodymium-praseodymium (“NdPr”), which represents our primary revenue opportunity. NdPr is most often utilized in NdPr magnets, which are also commonly referred to as “neo,” “NdFeB,” “NIB” or permanent magnets and are made predominantly from an alloy of NdPr, iron and boron. NdPr magnets are the most widely used type of rare earth magnets and are critical for many advanced technologies that are experiencing strong secular growth, including electric vehicles, drones, defense systems, medical equipment, wind turbines, robotics and many others. Demand for NdPr is expected to grow rapidly as advanced motion technologies fuel a global industrial transformation of sectors, including transportation, clean energy, consumer electronics, and national defense.

We produce our materials at Mountain Pass, one of the world’s richest rare earth deposits, co-located with integrated state-of-the-art processing and separation facilities. We believe Mountain Pass is the only such integrated facility in the Western Hemisphere and one of the few separation facilities outside of Asia. Current ownership and management acquired the Mountain Pass assets out of bankruptcy in 2017, restarted operations from cold-idle status and embarked on a deliberate, two-stage plan to optimize the facility and position us for growth and profitability. See “Information About the Companies’ Business—History of Ownership and Current Operations.” Approximately $1.7 billion has been invested in the Mountain Pass facility since 2011, in addition to the investments in utilities and active infrastructure completed between the 1960s and 2008. We commenced mining, comminution, beneficiation and tailings management operations, which we designated Stage I of our multi-stage restart plan, between December 2017 and February 2018. We currently produce a rare earth concentrate that we sell to Shenghe Resources (Singapore) which, in turn, sells that product to end customers in China. These customers separate the constituent rare earth oxides (“REO”) contained in our concentrate and sell the separated products to various end users. We believe our concentrate represents approximately 15% of the rare earth content consumed in the global market during the last twelve (12) months. Upon completion of Stage II of our optimization plan, we anticipate separating REO at Mountain Pass and selling our products directly to end users, at which time we would no longer sell our concentrate.

As technological innovation drives significant anticipated global growth in demand for REO, we also believe global economic trends, geopolitical realities and sustainability mandates are combining to further support an opportunity for us to create shareholder value. We believe businesses are increasingly prioritizing diversification and security of their global supply chains so as to reduce reliance on a single producer or region for critical supplies. This trend has national security implications as well, illustrated by U.S. Presidential directives to seek the onshoring of production in industries deemed critical, including rare earth minerals. According to CRU, China was projected to account for approximately 83% of global REO production in 2020. We believe an even higher percentage of the NdPr magnet supply chain is based in China. Finally, public and private interests are increasingly demanding sustainability throughout production value chains to limit negative environmental and societal impacts from business activity, including pollution and acceleration of climate change. As the only scaled source in North America for critical rare earths, with a processing facility designed to operate with best-in-class sustainability and a competitive cost structure, we believe we are well-positioned to thrive in a transforming global economy.

Recent Developments and Comparability of Results

Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (COVID-19) began to impact the population of China, where the Company’s customer, Shenghe Resources (Singapore) is located. The outbreak of COVID-19 has grown both in the United States and globally, and related government and private sector responsive actions have adversely affected the global economy. In December 2019, a series of emergency quarantine measures taken by the Chinese government disrupted domestic business activities in China during the weeks after the initial outbreak of COVID-19. Since that time, an increasing number of countries, including the United States, have imposed restrictions on travel to and from China and elsewhere, as well as general movement restrictions, business closures and other measures imposed to slow the spread of COVID-19. The situation continues to develop rapidly, however, and it is impossible to predict the effect and ultimate impact of the COVID 19 outbreak on our business operations and results. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time. We experienced shipping delays at the onset of the outbreak due to overseas port slowdowns and container shortages, however, we have not experienced a reduction in production, sales or shipments due to COVID-19, though we may in the future, for example as a result of the reduced consumption of products made with rare earth products by its end users, such as participants in the automotive industry supply chain.

The Business Combination

On July 15, 2020, we entered into a merger agreement (as it may be amended and/or restated from time to time, the “Merger Agreement”) pursuant to which we and Secure Natural Resources LLC (“SNR”), a company controlled by our majority equityholder and that holds the mineral rights to our mine, will combine with Fortress Value Acquisition Corp. (“FVAC”), a special purpose acquisition company (the “Business Combination”). Upon the consummation of the Business Combination, MPMO and SNR will each become indirect wholly-owned subsidiaries of FVAC, which in turn will be renamed MP Materials Corp. (“MPMC”).

We expect to be the accounting acquirer in the Business Combination, which will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Upon the consummation of the Business Combination, we expect to record an estimated increase in cash (as compared to our balance sheet at June 30, 2020) of between approximately $185.4 million, assuming maximum FVAC stockholder redemptions, and $530.4 million, assuming no FVAC stockholder redemptions. This range of pro forma cash increases is net of approximately $39.2 million in transaction-related costs (including advisory fees in connection with the Business Combination and deferred underwriting commissions in connection with the FVAC IPO) and (x) the repayment of our existing related-party debt, which amounted to $21.1 million as of

June 30, 2020, as described further below. The sources of the pro forma cash amounts include cash from (i) FVAC’s trust account, the amount of which will depend on the level of FVAC stockholder redemptions and (ii) the proceeds from a private placement of approximately $200 million conditioned upon consummation of the Business Combination and pursuant to which FVAC will issue and sell 20,000,000 shares of FVAC Class A common stock, par value $0.0001 per share at a purchase price of $10.00 per share (the “PIPE Investment”). See “Unaudited Pro Forma Condensed Combined Financial Information”.

The acquisition of SNR, a company controlled by our majority equityholder (the “SNR Mineral Rights Acquisition”), does not meet the criteria for the acquisition of a business and is expected to be accounted for as an asset acquisition. The principal asset acquired in the SNR Mineral Rights Acquisition is the mineral rights for the rare earth ores contained in our mine, which SNR acquired in 2016 and which is SNR’s sole operating asset. The value attributed to the SNR Mineral Rights Acquisition in the Business Combination is approximately $363.1 million, which will be recorded as an amortizable intangible asset on MPMC’s balance sheet and is expected to be amortized on a straight-line basis over its estimated useful life (approximately 24 years). As a result, we expect to record materially higher amortization charges in MPMC’s consolidated financial statements for periods following the Business Combination.

In April 2017, we entered into a 30-year lease and license agreement with SNR under which we pay royalties to SNR in the amount of 2.5% of gross revenue from the sale of rare earth products made from ores extracted from the mine, subject to a minimum non-refundable royalty of $0.5 million per year. Upon the consummation of the Business Combination, our consolidated results of operations will no longer reflect the payment of such royalties. This proxy statement/consent solicitation/prospectus includes SNR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the same periods as MPMO. See “SNR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Liquidity and Capital Resources.” SNR’s results of operations and cash-flows will be substantially eliminated in consolidation upon the consummation of the Business Consolidation and, except as otherwise disclosed above, we do not expect the SNR Mineral Rights Acquisition to materially impact the comparability of MPMO’s historical results of operations with MPMC’s results of operations for periods following the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Pursuant to the Parent Sponsor Letter Agreement entered into concurrently with the Merger Agreement, all of the shares of FVAC Class A common stock issued upon the conversion of the Founder Shares (shares of FVAC Class F common stock initially purchased by holders of Founder Shares prior to the FVAC IPO), other than the Surrendered Shares, shall be subject to certain vesting and forfeiture provisions (the “Vesting Shares”), as follows: (i) 50% of the Vesting Shares shall vest if a $12.00 stock price level is achieved, (ii) 25% of the Vesting Shares shall vest if a $14.00 stock price level is achieved and (iii) 25% of the Vesting Shares shall vest if a $16.00 stock price level is achieved, in each case for any twenty (20) trading days during any consecutive thirty (30) trading day period within ten years following the consummation of the Business Combination. In the event MPMC enters into a binding agreement with respect to a “Parent Sale” (as defined in the Parent Sponsor Letter Agreement) prior to the date that is ten (10) years following the Closing Date, such that the consideration paid for each share of Parent Stock (as defined in the Parent Sponsor Letter Agreement) in such Parent Sale is equal to or in excess of the respective earnout targets set forth in the Parent Sponsor Letter Agreement then such Vesting Shares shall be issued effective as of one day prior to consummation of the Parent Sale.

The holders of MPMO HoldCo preferred stock and common stock, MPMO HoldCo and SNR HoldCo common stock immediately prior to the closing of the Business Combination have the contingent right to receive up to an additional 12,860,000 shares of MPMC Class A common stock (the “Earnout Shares”). Half of the Earnout Shares will be issued if the VWAP of MPMC Class A common stock exceeds $18.00 and the other half will be issued if the VWAP of MPMC Class A common stock exceeds $20.00, in each case for any twenty (20) trading days during any consecutive thirty (30) trading day period within ten years following the consummation of the Business Combination.

In the event MPMC enters into a binding agreement with respect to a “Parent Sale” (as defined in the Merger Agreement) prior to the date that is ten (10) years following the Closing Date, such that the consideration paid for each share of Parent Stock (as defined in the Merger Agreement) in such parent Sale is equal to or in excess of the respective earnout targets set forth in the Merger Agreement then such Earnout Shares shall be issued effective as of one day prior to consummation of the Parent Sale.

Public Company Costs

Following the consummation of the Business Combination, MPMO expects to become the successor to an SEC-registered and NYSE-listed company, which will require us to hire additional staff and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources and fees. MPMO estimates that these incremental costs will range between approximately $5.0 million and $7.0 million per year.

Our Relationship with Shenghe

In connection with the acquisition and development of the Mountain Pass facility, we entered into a set of commercial arrangements with Shenghe Resources (Singapore), including the Original Offtake Agreement, the TSA and the distribution and marketing agreement entered into in 2017 (the “DMA”). In addition, Leshan Shenghe Rare Earth Co., Ltd. (“Leshan Shenghe”), the majority stockholder of Shenghe Resources (Singapore), acquired MPMO preferred units, representing, on a current basis, a 9.24% interest in the overall equity of MPMO. See “Certain Relationships and Related Person Transactions—Companies—Shenghe Agreements” and Note 11 to our audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus. Our Original Offtake Agreement, entered into in May 2017, required Shenghe Resources (Singapore) to advance to us an initial $50 million, in the form of prepayments for future deliveries of REO, to enable us to fund the restart of operations at our mine. In consideration of this and other obligations under the TSA and DMA, we agreed upon the mine achieving certain milestones and being deemed commercially operational, to sell to Shenghe Resources (Singapore), and Shenghe Resources (Singapore) agreed to purchase on a firm take-or-pay basis, our entire rare earths production, until Shenghe Resources (Singapore)’s advances were fully recouped. Commercial operations were deemed to have commenced on July 1, 2019. From that date, until the modification of the Original Offtake Agreement on June 5, 2020, we would periodically agree upon a cash sales price with Shenghe Resources (Singapore) for each metric ton of rare earth concentrate delivered by us. This price was intended to approximate our cash cost of production. We recognized this amount as revenue upon each sale. Shenghe Resources (Singapore)’s gross profit, which, with respect to each sale of REO, was the difference between Shenghe Resources (Singapore)’s realized sales price to its customers (net of taxes, tariffs, and certain other adjustments, such as demurrage) and the agreed-upon cash price Shenghe Resources (Singapore) would pay to us, was retained by Shenghe Resources (Singapore) and was applied to reduce the prepayment balance and consequently our contractual commitments to Shenghe Resources (Singapore) (which we refer to as Shenghe Resources (Singapore)’s gross profit retention right), and was recognized as revenue in the manner described below. Shenghe Resources (Singapore)’s gross profit is influenced by market conditions as well as import duties, which were imposed on our products by the General Administration of Customs of the People’s Republic of China during this period. The drivers of our production costs are described below under “—Key Performance Indictors—Production Cost per REO MT.”

In June 2017, the Original Offtake Agreement was supplemented by a letter agreement that required Shenghe Resources (Singapore) to advance to us $30.0 million in the form of a non-interest-bearing loan. In consideration of the loan, the contractual balance that was subject to Shenghe Resources (Singapore)’s gross profit retention right was increased by an additional $30.0 million. Under the terms of these agreements, the amounts funded by Shenghe Resources (Singapore), other than the amount recorded as a non-interest-bearing loan, constituted prepayments for the rare earth products to be sold to Shenghe Resources (Singapore). Shenghe Resources (Singapore)’s initial advances were recorded as deferred revenue, which stood at $35.5 million at

December 31, 2019, which amount included $3.5 million allocated from the $30.0 million advance received pursuant to the June 2017 modification, and the non-interest-bearing loan was recorded as debt in the amount of $26.5 million (based on a relative fair value allocation), an implicit debt issuance discount of $3.5 million. The $30.0 million increase in the contractual balance that remained subject to Shenghe Resources (Singapore)’s gross profit retention right was not recorded in our financial statements and was to be satisfied, together with the initial offtake advances, through an implied discount on our rare earth product sales to Shenghe Resources (Singapore) under the Original Offtake Agreement (this implied discount mechanism being referred to as the “Shenghe implied discount”).

The $30.0 million non-interest-bearing loan was repaid in 2018; however, Shenghe Resources (Singapore)’s gross profit retention right continued under the Original Offtake Agreement and the incremental $26.5 million of additional offtake product (the difference between the amount of the loan subject to Shenghe’s gross profit retention right ($30.0 million) and the amount of prepayments recognized as deferred revenue ($3.5 million)), which we refer to as the adjusted offtake product delivery amount, resulted in the Shenghe implied discount. The Mountain Pass facility reached commercial operations as of July 1, 2019, and from that date onwards all our rare earth product sales to Shenghe Resources (Singapore) were subject to a non-cash recoupment mechanism through Shenghe Resources (Singapore)’s gross profit. A portion of the gross profit (approximately 64%) was applied as a reduction to our deferred revenue balance and recognized as revenue, while the remainder, the Shenghe implied discount (approximately 36% of Shenghe Resources (Singapore)’s gross profit) was applied as a reduction to the adjusted offtake product delivery amount and therefore was not recognized as revenue. For example, for a hypothetical shipment of REO to Shenghe Resources (Singapore) on which it realized gross profit of $1.00 (the difference between its sales price to its customers and its cash cost paid to us), we recognized $0.64 as revenue, with a corollary reduction to deferred revenue, while the remaining $0.36 reduced the notional amount of our contractual commitment but was not recorded as revenue.

In addition, during the same period in which the Shenghe implied discount applied, Shenghe Resources (Singapore) was typically afforded a discount, which typically equalled between 3% and 6% of the initial cash price of our rare earth products sold to Shenghe Resources (Singapore) (the “Shenghe sales discount”), in consideration of Shenghe Resources (Singapore)’s sales efforts to resell our rare earth products. The Shenghe sales discount was not recognized as revenue and was not applied to reduce our other obligations to Shenghe Resources (Singapore), except that it was considered as part of Shenghe Resources (Singapore)’s cost of acquiring our product in the calculation of Shenghe Resources (Singapore)’s gross profit. Due to the revenue treatment resulting from the Shenghe implied discount described above, the amount of revenue we recorded for periods that included any portion of the period from July 1, 2019 until June 5, 2020 (the date the Original Offtake Agreement was modified, as described below), is not comparable, in the aggregate or on a per unit basis, to the amount of revenue recorded in other periods that concluded before July 1, 2019 or that commenced after June 5, 2020. See “ —Key Performance Indicators—Realized Price per REO MT.”

In May 2020, we entered into a framework agreement and amendment (the “Framework Agreement”) with Shenghe Resources (Singapore) that significantly restructured the parties’ relationship. Pursuant to the Framework Agreement, we entered into a new, amended and restated offtake agreement with Shenghe Resources (Singapore) (the “A&R Offtake Agreement”) and issued to Shenghe Resources (Singapore) a warrant (the “Shenghe Warrant”), exercisable at a nominal price for 89.88 of our preferred units, reflecting approximately 7.5% of our equity on a diluted basis, subject to certain restrictions. Pursuant to the Framework Agreement, Shenghe Resources (Singapore) funded the remaining portion of its initial $50.0 million advance commitment under the Original Offtake Agreement and agreed to fund an additional $35.5 million advance to us, which amounts were fully funded on June 5, 2020. Upon such funding, the DMA and TSA were terminated pursuant to the Framework Agreement, the A&R Offtake Agreement became effective and the Shenghe Warrant became effective.

In accounting for these modifications, we recorded the following impacts:

•	a $66.6 million one-time non-cash settlement charge (reflecting a deemed payment to terminate the DMA);

•

the deemed issuance of a non-interest-bearing debt instrument in an original principal amount of $94.0 million, with a carrying value at June 30, 2020 of $84.7 million and an imputed debt issuance discount in the amount of $8.6 million (with an implied debt discount of 4.4%); and

•	the issuance of the Shenghe Warrant, with a fair value of $53.8 million as of the same date.

The A&R Offtake Agreement changed our repayment terms in relation to the advances from Shenghe Resources (Singapore). The Shenghe implied discount was effectively renegotiated (along with the associated accounting consequences) and, assuming static market prices, we expect to record more revenue per REO MT sold in subsequent periods. Due to the impacts of these modifications, our results for the year ending December 31, 2019 (or any interim portion thereof) will not be comparable to other periods. See “—Key Performance Indicators—Realized Price per REO MT.”

Further, we eliminated the Shenghe sales discount and replaced it with a fixed monthly sales charge (which charge is accounted for in substantially the same way as the Shenghe sales discount – as a reduction to the transaction price); this did not and in the short-term is not expected to materially impact our results of operations.

The A&R Offtake Agreement maintains the key take-or-pay, amounts owed on actual and deemed advances from Shenghe Resources (Singapore), and other terms of the Original Offtake Agreement, with the following material changes: (i) modifies the definition of “offtake products” in order to remove from the scope of that definition lanthanum, cerium and other rare earth products that do not meet the specifications agreed to under the A&R Offtake Agreement; (ii) as to the offtake products subject to the A&R Offtake Agreement, provides that if we sell such offtake products to a third party, then, until the balance owed on actual and deemed advances from Shenghe Resources (Singapore) has been reduced to zero, we will pay an agreed percentage of our revenue from such sale to Shenghe Resources (Singapore), to be credited against the amounts owed on advances; (iii) replaces the Shenghe sales discount under the Original Offtake Agreement with the aforementioned fixed monthly sales charge; (iv) provides that the cash purchase price to be paid by Shenghe Resources (Singapore) for our rare earth products will be based on market prices (net of taxes, tariffs and certain other agreed charges) less applicable discounts, instead of our cash cost of production; (v) obliges us to pay Shenghe Resources (Singapore), on an annual basis, an amount equal to our annual net income, less any amounts recouped through Shenghe Resources (Singapore)’s gross profit recoupment mechanism over the course of the year, until the balance owed on actual and deemed advances from Shenghe Resources (Singapore) has been reduced to zero; (vi) obliges us to pay Shenghe Resources (Singapore) the net after-tax profits from certain sales of assets until the balance owed on actual and deemed advances from Shenghe Resources (Singapore) has been reduced to zero (this obligation was previously contained in the TSA); and (vii) provides for certain changes to the payment, invoicing and delivery terms and procedures for products. The cash purchase price and other terms applicable to a quantity of offtake products are set forth in monthly purchase agreements between MPMO and Shenghe Resources (Singapore). The A&R Offtake Agreement will terminate when Shenghe Resources (Singapore) has fully recouped the balance owed on actual and deemed advances from Shenghe Resources (Singapore) and following such termination we will have no contractual arrangements with Shenghe Resources (Singapore) for the distribution, marketing or sale of rare earth products.

Key Performance Indicators

Our management uses the following several key performance indicators to evaluate the performance of our business and prospects. Our calculation of these performance indicators may differ from similarly-titled measures published by other companies in our industry or in other industries.

The following table presents our key performance indicators for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in whole units or dollars)
REO Production Volume (MTs)	18,969	9,530	27,620	13,914
REO Sales Volume (MTs)	18,618	8,408	26,821	13,378
Realized Price per REO MT	$2,848	$2,998	$2,793	$3,382
Cost of Production per REO MT	$1,362	$2,698	$1,980	$2,822

REO Production Volume (MTs)

We measure our rare earth oxide (“REO”) production volume for a given period in metric tons (“MTs”), our principal unit of sale. This refers to the REO content contained in the rare earth concentrate we produce. Our REO production volume is a key indicator of our mining and processing capacity and efficiency.

The rare earth concentrate we currently produce is a processed, concentrated form of our mined rare earth-bearing ores. While our unit of production and sale is an MT of embedded REO, the actual weight of our rare earth concentrate is significantly greater, as the concentrate also contains non-REO minerals and water. We target REO content of greater than 60% (“REO grade”) per dry metric ton of concentrate. The elemental distribution of REO in our concentrate is relatively consistent over time and batch. We consider this the natural distribution, as it reflects the distribution of elements contained, on average, in our unmined ore. Upon the completion of our Stage II optimization project, we expect to refine our rare earth concentrate to produce separated rare earths, including separated NdPr oxide. See “ —Key Factors Affecting Our Results—Development of Our Refining Capabilities and Other Opportunities.”

In connection with our acquisition of Mountain Pass in July 2017, we also inherited a stockpile of rare earth fluoride (“REF”) and certain other inventories, which were not included in our REO production volume for any period reported in this proxy statement/consent solicitation/prospectus. These stockpiles had largely been sold by the end of 2018.

REO Sales Volume (MTs)

Our REO sales volume for a given period is calculated in MTs. A unit, or MT, is considered sold once we recognize revenue on its sale. See “Components of Revenue and Expenses—Revenue.” Our REO sales volume is a key measure of our ability to convert our production into revenue.

In addition to the rare earth concentrate we sold for the periods presented in this proxy statement/consent solicitation/prospectus, we completed the sale of our acquired legacy stockpiles in 2018. Our REO sales volume excludes the sale of REF and other acquired stockpiles. We recognized approximately $22.2 million in revenue from our legacy stockpile sales in 2018.

Realized Price per REO MT

We calculate the realized price per REO MT for a given period as the quotient of (i) our total value realized for a given period and (ii) our REO sales volume for the same period. We calculate our total value realized as the sum of (x) the revenue recognized on our sales of REO in a given period and (y) in connection with our sales of REO to Shenghe Resources (Singapore) between July 1, 2019 and June 5, 2020, the total amount of the Shenghe implied discount, which reduced the adjusted offtake product delivery amount. The consideration described in clause (y) is the difference between (1) Shenghe Resources (Singapore)’s average realized price, net of taxes, tariffs and certain other agreed-upon charges (such as one-time demurrage charges) on our products when they sold them to their customers and (2) the amount of revenue we recognized on the sales of those products to Shenghe Resources (Singapore) in the period, which includes a non-cash portion (as discussed above). For sales under the Original Offtake Agreement, a portion of this non-cash consideration – the Shenghe implied discount – was not recorded as revenue in our financial statements but was applied as a reduction to the adjusted offtake product delivery amount to Shenghe Resources (Singapore). Under the terms of the Original Offtake Agreement, for the period of July 1, 2019 and June 5, 2020, Shenghe Resources (Singapore) purchased our rare earth products at an agreed price per MT, which was net of the Shenghe Resources (Singapore) gross profit, and in turn resold it at market prices. Our treatment of this non-cash consideration resulted from the effects of prior modifications to the Original Offtake Agreement and the resulting relative fair value allocations of Shenghe Resources (Singapore)’s prepaid advances, which differed from the amounts we owed contractually. The contractual amounts effectively provided Shenghe Resources (Singapore) with an enhanced margin in consideration of the $30 million deemed additional advance (as discussed above). This arrangement was terminated effective June 5, 2020, whereupon we began to recognize revenue at the full value of our product. Accordingly, we calculate realized price per REO MT for the period between July 1, 2019 and June 5, 2020 by adding back the value of the Shenghe implied discount. See “ —Recent Developments and Comparability of Results—Our Relationship with Shenghe.”

The table below presents our total realized price on our REO Sales Volumes for the periods indicated, reconciled to our GAAP product sales for the same periods (numbers in the table may not foot due to rounding):

	REO Sales Volume	Realized Price per REO MT	Total Realized Price(1)	Other(2)	Shenghe Implied Discount(3)	Product Sales (GAAP)
	(MTs)	(in whole dollars)	(in thousands of dollars)
Year Ended December 31, 2018	13,378	$3,382	$45,238	$22,180	—	$67,418
Year Ended December 31, 2019	26,821	$2,793	$74,899	$394	$(1,882)	$73,411
Six Months Ended June 30, 2019	8,408	$2,998	$25,211	$236	—	$25,447
Six Months Ended June 30, 2020	18,618	$2,848	$53,019	$1,721	$(3,630)	$51,110

(1)	REO Sales Volume multiplied by Realized Price per REO MT.
(2)

Includes mainly sales of existing REF stockpiles in 2018 and the net impact of a tariff rebate from Shenghe Resources (Singapore) due to the retroactive effect of lifting of a Chinese tariff in the first half of 2020 (an additional $1.4 million in tariff “rebate” was applied to reduce our adjusted offtake product delivery amount). For all other periods, this reflects mainly sales of PhosFix stockpiles.

(3)	Shenghe implied discount represents to the difference between the contractual amount realized by Shenghe and the amount of deferred revenue we recognized.

Realized price per REO MT is an important measure of the market price of our product and, therefore, our ultimate revenue opportunity. Accordingly, we calculate realized price per REO MT as described above, to reflect a consistent basis between periods by eliminating the impact of recognizing revenue at a discount in the period between July 1, 2019 and June 5, 2020.

Production Cost per REO MT

Our production cost per REO MT is a non-GAAP financial measure, which we calculate as our cost of sales (excluding depletion, depreciation and amortization), less costs attributable to sales of legacy stockpiles and shipping and freight costs, for a given period divided by our REO sales volume for the same period. Production cost per REO MT sold is a key indicator of our production efficiency. See “—Non-GAAP Financial Measures” below for a reconciliation of our production cost to our cost of sales (excluding depletion, depreciation and amortization).

As our cash costs of Stage I production are largely fixed, our production cost per MT is influenced by mineral recovery, REO grade, plant feed rate and production uptime.

Key Factors Affecting Our Performance

We believe we are uniquely positioned to capitalize on the key trends of electrification and supply chain security, particularly as domestic EV production grows. Our success depends to a significant extent on our ability to take advantage of the following opportunities and meet the challenges associated with them.

Demand for REO

The key demand driver for REOs is their use in a diverse array of growing end markets, including: Clean-Energy and Transportation Technologies (e.g., traction motors in EVs and generators in wind power turbines); High-Technology Applications (e.g., miniaturization of smart phones and other mobile devices, fiber optics, lasers, robotics, medical devices, etc.); Critical Defense Applications (e.g., guidance and control systems, global positioning systems, radar and sonar, drones, etc.); and essential Industrial Infrastructure (e.g., advanced catalyst applications in oil refining and pollution-control systems in traditional internal-combustion automobiles, etc.). We believe these drivers will fuel the continued growth of the rare earth market, particularly the market for NdPr. See “Information About the Companies’ Business—Rare Earth Industry Overview and Market Opportunity.”

We believe we benefit from several demand tailwinds for REOs, and particularly for NdPr. These include the trend toward geographic supply chain diversification, particularly in relation to China, which is expected to account for approximately 83% of global REO production in 2020, U.S. government strategy to restore domestic supply of key minerals, and increasing acceptance of environmental, social and governance (“ESG”) mandates, which impact global capital allocation throughout production value chains to limit negative environmental and societal impacts.

However, changes in technology may drive down the use of REOs, including NdPr, in the components in which they are now used, or lead to a decline in reliance on such components altogether. We also operate in a competitive industry, and many of our key competitors are based in China, where production costs are typically lower than in the United States. If our assumptions about the growth in demand for REO, and particularly NdPr, prove wrong, our business prospects and results of operations could suffer materially.

Our Mineral Reserves

Our ore body has proven over more than 60 years of operations to be one of the world’s largest and highest-grade rare earth resources. As of July 1, 2020, SRK, an independent consulting firm that we have retained to assess our reserves, estimates total proven and probable reserves of 1.5 million short tons of REO contained in 21.1 million short tons of ore at Mountain Pass, with an average ore grade of 7.06%. In each case, these estimates use an estimated economical cut-off of 3.83% total rare earth oxide. Based on these estimated reserves and our expected annual production rate of REO upon completion of our Stage II optimization project, our expected mine life is approximately 24 years. We expect to be able to significantly grow our expected mine life through exploratory drilling programs and incorporation of the profitability uplift of our Stage II optimization plan over time.

Mining activities in the United States are heavily regulated, particularly in California. Regulatory changes may make it more challenging for us to access our reserves. In addition, new mineral deposits may be discovered elsewhere, which could make our operations less competitive.

Maximizing Production Efficiency

Over the last twelve months REO production is over 3.1x greater than the highest ever production in a twelve-month period by the former operator using the same capital equipment. We have achieved these results through an optimized reagent scheme, lower temperature, better management of the tailings facility, and a commitment to operational excellence, driving approximately 94% uptime—a significant improvement to that of our predecessor. We also believe that these “Stage I” optimization initiatives have enabled us to achieve world-class production cost levels for rare earth concentrate. All of these achievements have enabled us to become cash flow positive, despite significant Chinese trade tariffs on ore and concentrates in place over the optimization period. These trade tariffs have recently been suspended, further enhancing the earnings power of our Stage I operations. See “Information About the Companies’ Business—History of Ownership and Current Operations—Stage I Execution Successful.”

We believe that the success of our business will reflect our ability to manage our costs. Our “Stage II” optimization plan, discussed below, is designed to enable us to manage our cost structure for separating REO through a revised facility process flow. The reintroduction of the oxidizing roasting step will allow us to capitalize on the inherent advantages of the bastnasite ore at Mountain Pass, which is uniquely suitable to low-cost refining by selectively eliminating the need to carry lower-value cerium through the separations process. The recommissioning of our natural gas-powered combined heat and power (“CHP”) facility will reduce energy, heating and steam costs as well as minimize or eliminate our reliance on the regional electric power grid. The anticipated re-start of chlor-alkali operations (with a revised, higher-reliability process flow as well as redundancy for the discharge of waste brine) will enable us to produce our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility and recycle our acid and base inputs, thereby reducing our reliance on external sources of reagents, and providing additional cost leverage with suppliers as a leading consumer of hydrochloric acid in the United States. Further, our location offers significant transportation advantages that create meaningful cost efficiencies in securing incoming supplies and shipping of our final products.

We currently operate a single site in a single location, and any stoppage in activity, including for reasons outside of our control, could adversely impact our production, results of operations and cash flows. “—Key Performance Indictors—Production Cost per REO MT.” In addition, several of our current and potential competitors are government supported and may have access to substantially greater capital, which may allow them to make similar or greater efficiency improvements or undercut market prices for our product.

Development of Our REO Refining Capabilities and Other Opportunities

Our “Stage II” optimization process is focused on advancing from concentrate production to the separation of individual REOs. Engineering, procurement, preliminary construction and other recommissioning activities are underway and involve upgrades and enhancements to the existing facility process flow to produce separated REOs more reliably, at significantly lower cost and with an expected smaller environmental footprint per volume of REO produced than the prior operator of the Mountain Pass facility. As part of our Stage II optimization plan, we plan to reintroduce a roasting circuit, reorient the plant process flow, increase product finishing capacity, improve wastewater management and make other improvements to materials handling and storage, in addition to restarting our currently idled CHP plant to produce electricity and steam and our chlor-alkali facility to produce chemical reagents. Our process redesign and engineering for our Stage II optimization plan is substantially complete and we believe that our Stage II optimization plan investments will enable us to materially increase the recovery of NdPr from our concentrate, increase NdPr production and dramatically lower the cost of production, in each case, as compared to the prior owner’s operations. Upon the completion of Stage II, we expect to be a low-cost producer of separated NdPr oxide, which represents a majority of the value contained in our ore. See “Information About the Companies’ Business—History of Ownership and Current Operations—Stage II Underway.”

In the longer term, following our completion of the Stage II optimization plan, we believe we will then be in a position to consider opportunities to integrate further downstream into the business of upgrading NdPr into metal alloys and magnets, ultimately expanding our presence as a global source for rare earth magnetics. We also believe integration into magnet production would provide some protection from commodity pricing volatility, while enhancing our business profile as the producer of a critical industrial output in addition to a producer of resources. We expect these “Stage III” downstream opportunities to be driven by geopolitical developments, including bringing critical rare earth mining and refining production capability to the United States, as well as the restoration of the full U.S. magnetics supply chain. See “Information About the Companies’ Business—History of Ownership and Current Operations—Stage III Downstream Expansion Opportunity.”

The completion of our Stage II optimization plan and any development of Stage III is expected to be capital intensive. We expect to invest approximately $170 million to complete our Stage II optimization plan and reach anticipated production rates for the separation of REOs by the end of 2022, and our estimated costs or estimated time to completion may increase, potentially significantly, due to factors outside of our control. See “Risk Factors—Risks Relating to the Companies’ Business and Industry.” While we believe that the proceeds we obtain in the Business Combination and the PIPE Investment will be sufficient to fund our Stage II optimization and operating working capital in the near term, we cannot assure this. Any delays in our ongoing optimization plans or substantial cost increases related to their execution could significantly impact our ability to maximize our revenue opportunities and adversely impact our business and cash flows.

Key Components of Sales and Expenses

Product sales

A substantial majority of our product sales are generated from the sale of REO concentrate to Shenghe Resources (Singapore), although we also sell small amounts to third parties. The table below presents our product sales by customer type for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands)
Product sales – Shenghe	$50,834	$25,211	$73,017	$67,013
Product sales – third parties	276	236	394	405

Total product sales	$51,110	$25,447	$73,411	$67,418

We recognize a product sale when we have a binding purchase agreement and the product is loaded at the agreed-upon shipping point, at which point the control of the product is transferred to the customer. The transaction price is typically based on an agreed upon price per REO MT, subject to certain quality adjustments and discounts. Product sales are recorded net of taxes collected from customers that are remitted to governmental authorities. See Note 2 to our audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

Costs and expenses

Cost of sales (excluding depreciation, depletion and amortization). Our cost of sales (excluding depreciation, depletion and amortization) consists of production- and processing-related labor costs (including wages and salaries, benefits and bonuses), mining and processing supplies (such as reagents), parts and labor for the maintenance of our processing facility, facilities-related costs, packaging materials and freight and shipping costs.

Royalty expense paid to related party. Our royalty expense paid to related party relates to our obligation to pay SNR for the right to extract REO from our mine and is based on 2.5% of product sales, subject to certain minimums. See Note 11 to our audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus. On a consolidated basis, we will not incur royalty expenses following the Business Combination.

General and administrative expenses. Our general and administrative expenses (“G&A”) expenses consist primarily of accounting, finance and administrative personnel costs, professional services (including legal, regulatory, audit and others), certain engineering expenses, insurance, license and permit costs, facilities rent and other costs, office supplies, property taxes, general facilities expenses, and certain environmental, health, and safety expenses.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expenses consist of depreciation of property, plant, and equipment related to our mining equipment and processing facility, amortization of capitalized computer software and depletion of our mineral resources.

Accretion of asset retirement obligations (ARO) and environmental remediation obligations. Our accretion of ARO is based on the requirement to reclaim and remediate the land surrounding our mine and processing facility upon the expiration of the lease. Our accretion of environmental obligations is based on the estimated future cash flow requirement to monitor groundwater contamination related to prior owners’ activities.

Other income, net. Other income consists mainly of gains on the disposal of idle mining assets and interest income on restricted cash. Other expense consists mainly of settlements of advances from Shenghe Resources (Singapore).

Interest expense. Interest expense consists mainly of the amortization of the deemed issuance discount on our debt obligations to Shenghe Resources (Singapore) (all of which is non-cash) and, to a lesser extent, interest on other debt instruments.

Income tax expense. Provision for income taxes consists of an estimate of U.S. federal and state income taxes and income taxes in the jurisdictions in which we conduct business, adjusted for federal, state and local allowable income tax benefits, the effect of permanent differences and the valuation allowance against deferred tax assets. We have not incurred material tax expense until the first half of 2020, and we anticipate that the only tax expense for all of 2020 will be for California state income tax expense, mainly attributable to our inability to offset this obligation with state net operating losses due to new legislation. See Note 10 to our audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

Results of Operations

Comparison of Six Months Ended June 30, 2020 to Six Months Ended June 30, 2019

The following table summarizes our statement of operations for the periods indicated:

	Six Months Ended June 30,		1H 2020 vs. 1H 2019
	2020	2019	$ Change	% Change
	(in thousands, except percentages)
Product sales (including sales to related parties)	$51,110	$25,447	$25,663	101%

Operating expenses:
Cost of sales (excluding depreciation, depletion and amortization)	(29,532)	(25,388)	(4,144)	16%
Royalty expense paid to related party	(853)	(521)	(332)	64%
General and administrative expenses	(8,927)	(7,250)	(1,677)	23%
Depreciation, depletion and amortization	(2,653)	(2,379)	(274)	12%
Accretion of asset retirement obligation and environmental remediation obligation	(1,128)	(1,051)	(77)	7%
One-time settlement charge	(66,615)	—	(66,615)	n.m.

Total operating expenses	(109,708)	(36,589)	(73,119)	200%
Operating loss	(58,598)	(11,142)	(47,456)	n.m.
Other income, net	237	2,385	(2,148)	-90%
Interest expense	(1,869)	(1,846)	(23)	1%

Loss before income taxes	(60,230)	(10,603)	(49,627)	n.m.
Income tax expense	(336)	(1)	(335)	n.m.

Net loss	$(60,566)	$(10,604)	$(49,962)	-471%

n.m. = not meaningful.

Product sales. Product sales increased by $25.7 million, or 101%, to $51.1 million in the first half of 2020, from $25.4 million in the first half of 2019. The increase was driven primarily by higher REO sales volume, which increased to 18,618 MTs in the first half of 2020 from 8,408 MTs in the first half of 2019, reflecting the improved efficiency of our processing operations, while our average realized price per REO MT declined approximately 5% between periods, primarily reflecting the increase in Chinese import duties on our products from 10% to 25% which took effect in May 2019. Product sales for the first half of 2020 were also negatively impacted by the accounting treatment of the Shenghe implied discount in connection with the Original Offtake Agreement, pursuant to which approximately $3.6 million of the value of products sold to Shenghe Resources (Singapore) in the first half of 2020 was not recognized as product sales but was applied as a reduction of the adjusted offtake product delivery amount to Shenghe Resources (Singapore) until June 5, 2020. See “ —Recent Developments and Comparability of Results—Our Relationship with Shenghe.” Starting June 5, 2020, the accounting impact of the Shenghe implied discount was eliminated under the A&R Offtake Agreement and, going forward, we will recognize product sales on the full value of our sales to Shenghe Resources (Singapore).

Cost of sales (excluding depreciation, depletion and amortization). Cost of sales (excluding depreciation, depletion and amortization) increased by $4.1 million, or 16%, to $29.5 million in the first half of 2020, from $25.4 million in the first half of 2019. The increase was driven by our higher sales volume and higher shipping costs, reflecting the need to ship certain deliveries to less accessible overseas ports. Cost of sales (excluding depreciation, depletion and amortization) improved significantly on a per unit basis. The significant decrease in production cost per REO MT, from $2,698 in the first half of 2019 to $1,362 in the first half of 2020 reflected the increased efficiency in processing our rare earth concentrate, driven by higher mineral recoveries in our froth flotation circuit and improved operational uptime. See “—Non-GAAP Financial Measures” below for a reconciliation of our total production cost to our cost of sales (excluding depletion, depreciation and amortization). We believe our cost of sales (excluding depreciation, depletion and amortization) on a per unit basis has stabilized in the short-term, although we anticipate additional efficiency opportunities as we increase REO production volumes in our milling and flotation circuit over time.

Royalty expense paid to related party. Royalty expense paid to related party increased by $0.3 million, or 64%, to $0.8 million in the first half of 2020, from $0.5 million in the first half of 2019, reflecting our increased product sales (the royalty rate is 2.5% of our gross revenue from products derived from mined ore).

General and administrative expenses. General and administrative expenses increased by $1.7 million, or 23%, to $8.9 million in the first half of 2020, from $7.2 million in the first half of 2019, reflecting a $1.7 million increase in professional service fees, mainly accounting advisory services related to the Business Combination.

Depreciation, depletion and amortization. Depreciation, depletion and amortization remained relatively flat between periods.

Accretion of asset retirement obligations (ARO) and environmental remediation obligations. Accretion of ARO and environmental remediation obligations in the first half of 2020 remained relatively flat between periods.

One-time settlement charge. We recorded a one-time non-cash settlement charge of $66.6 million in the first half of 2020 in connection with the termination of the DMA. See “—Recent Developments and Comparability of Results—Our Relationship with Shenghe.”

Other income, net. Other income, net, was $0.2 million in the first half of 2020, reflecting interest income on restricted cash, compared to other income, net of $2.4 million in the first half of 2019, mainly reflecting a gain on the disposal of idle assets.

Interest expense. Interest expense remained relatively flat between periods.

Income tax expense. Income tax expense was $0.3 million in the first half of 2020 and negligible in first half of 2019.

Net income (loss). Net loss increased by $50.0 million to $60.6 million in the first half of 2020, from $10.6 million in the first half of 2019, due to the one-time settlement charge and the other reasons discussed above.

Comparison of Year Ended December 31, 2019 to Year Ended December 31, 2018

The following table summarizes our statement of operations for the periods indicated:

	Year Ended December 31,		2019 vs. 2018
	2019	2018	$ Change	% Change
	(in thousands, except percentages)
Product sales (including sales to related parties)	$73,411	$67,418	$5,993	9%
Operating expenses:
Cost of sales (excluding depreciation, depletion and amortization)	(61,261)	(56,252)	(5,009)	9%
Royalty expense paid to related party	(1,885)	(1,032)	(853)	83%
General and administrative expenses	(11,104)	(14,565)	3,461	-24%
Depreciation, depletion and amortization	(4,687)	(2,455)	(2,232)	91%
Accretion of asset retirement obligation and environmental remediation obligation	(2,094)	(1,998)	(96)	5%

Total operating expenses	(81,031)	(76,302)	(4,729)	6%
Operating loss	(7,620)	(8,884)	1,264	-14%
Other income, net	4,278	839	3,439	410%
Interest expense	(3,412)	(5,420)	2,008	-37%

Loss before income taxes	(6,754)	(13,465)	6,711	-50%
Income tax expense	(1)	(1)	—	n.m.

Net loss	$(6,755)	$(13,466)	$6,711	-50%

Product sales. Product sales increased by $6.0 million, or 9%, to $73.4 million in 2019 from $67.4 million in 2018. The increase was primarily driven by higher REO sales volume, which increased to 26,821 MTs in 2019 from 13,378 MTs in 2018, reflecting mainly the improved efficiency of our processing operations starting in the second half of 2019. In 2018, we sold $22.2 million in acquired stockpiles of REF; we had no such sales in 2019. Realized price per REO MT decreased from $3,382 in 2018 to $2,793 in 2019, mainly due to the imposition of a 10% Chinese import duty on our product in July 2018 and its increase to 25% which took effect in May 2019. Product sales for the second half of 2019 were also negatively impacted by the accounting treatment of the Shenghe implied discount in connection with the Original Offtake Agreement, where approximately $1.9 million of the value of products sold to Shenghe Resources (Singapore) in 2019 was not recognized as product sales but was applied as a reduction of the adjusted offtake product delivery amount to Shenghe Resources (Singapore), while in 2018 we recognized product sales on the full market value of our REO concentrate sales. See “—Recent Developments and Comparability of Results—Our Relationship with Shenghe.”

Cost of sales (excluding depreciation, depletion and amortization). Cost of sales (excluding depreciation, depletion and amortization) increased by $5.0 million, or 9%, to $61.3 million in 2019 from $56.3 million in 2018. The increase was driven by our higher sales volume and, to a lesser extent, the need to ship certain deliveries to less accessible overseas ports. Cost of sales (excluding depreciation, depletion and amortization) improved significantly on a per unit basis. The significant decrease in production cost per REO MT, from $2,822 in 2018 to $1,980 in 2019, was driven by a significant efficiency improvement in processing our rare earth concentrate starting in the second half of 2019, for the reasons discussed above. See “—Non-GAAP Financial

Measures” below for a reconciliation of our total production cost to our cost of sales (excluding depletion, depreciation and amortization).

Royalty expense paid to related party. Royalty expense paid to related party increased by $0.9 million, or 83%, to $1.9 million in 2019 from $1.0 million in 2018, reflecting our increased product sales.

General and administrative expenses. General and administrative expenses decreased by $3.5 million, or 24%, to $11.1 million in 2019, from $14.6 million in 2018, primarily due to reclassification of certain facilities expenses to cost of sales as portions of the mine and processing facilities entered commercial operations, and lower premiums on surety bonding.

Depletion, depreciation and amortization. Depletion, depreciation and amortization increased by $2.2 million, or 91%, to $4.7 million in 2019, from $2.5 million in 2018, reflecting the impact of equipment purchases following the Mountain Pass acquisition.

Accretion of asset retirement obligation ARO and environmental remediation obligations. Accretion of ARO and environmental remediation obligations remained relatively flat between periods.

Other income, net. Other income, net increased by $3.5 million to $4.3 million in 2019 from $0.8 million in 2018. The increase was primary due to a higher gain on sales of idle equipment in 2019 compared to 2018.

Interest expense. Interest expense decreased by $2.0 million, or 37%, to $3.4 million in 2019, from $5.4 million in 2018, mainly reflecting our repayment of Shenghe Resources (Singapore)’s $30.0 million loan (which was non-interest-bearing for the first 12 months) in November 2018. At the time of repayment, we accrued $2.1 million on the loan in 2018, mainly in amortized debt discount. See Note 7 to our audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

Income tax expense. Income tax expense was negligible in both periods.

Net loss. Net loss decreased by $6.7 million, or 50%, to $6.8 million in 2019, from $13.5 million in 2018, for the reasons discussed above.

Non-GAAP Financial Measures

This proxy statement/consent solicitation/prospectus includes Production Costs, Adjusted EBITDA and Free Cash Flow, which are non-GAAP financial measures that we use to supplement our results presented in accordance with U.S. GAAP. These measures are similar to measures reported by other companies in our industry and are regularly used by securities analysts and investors to measure companies’ financial performance. Production Costs, Adjusted EBITDA and Free Cash Flow are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance or liquidity of other companies within our industry or in other industries.

Production Costs

Production cost, which we use to calculate our key performance indicator, production cost per REO MT, is a non-GAAP financial measure that we define as our cost of sales (excluding depreciation, depletion and amortization), less costs attributable to sales of legacy stockpiles and shipping and freight costs. The table below presents our production cost reconciled to our cost of sales (excluding depreciation, depletion and amortization) for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands)
Cost of sales—as reported	$29,532	$25,388	$61,261	$56,252
Adjusted for:
Costs attributable to sales of stockpiles	(262)	(225)	(374)	(13,309)
Shipping and freight	(3,912)	(2,482)	(7,793)	(5,188)

Non-GAAP production cost	$25,358	$22,681	$53,094	$37,755

Adjusted EBITDA

We define and calculate Adjusted EBITDA as our U.S. GAAP net income (loss) before depreciation, depletion and amortization, interest expense and income tax expense or benefit for a given period, further adjusted to eliminate the impact of transaction-related costs, other non-recurring costs, accretion of asset retirement obligations (ARO) and environmental reserves and gain on sale or disposal of long-lived assets. We present Adjusted EBITDA because it is used by management to evaluate our underlying operating and financial performance and trends.

Adjusted EBITDA excludes certain expenses that are required in accordance with U.S. GAAP because they are non-recurring, non-cash or are not related to our underlying business performance. This non-GAAP financial measure is intended to supplement our U.S. GAAP results and should not be used as a substitute for financial measures presented in accordance with U.S. GAAP.

Our Adjusted EBITDA does not reflect our results of operations on a comparable basis between periods because of the accounting consequences of the modifications of our agreements with Shenghe Resources (Singapore). See “—Recent Developments and Comparability of Results—Our Relationship with Shenghe.” Accordingly, our Adjusted EBITDA trend for the periods presented in this proxy statement/consent solicitation/prospectus may not be indicative of future trends. If the adjusted offtake product delivery amount to Shenghe Resources (Singapore) pursuant to the Original Offtake Agreement had been included in our deferred revenue (See “—Recent Developments and Comparability of Results—Our Relationship with Shenghe.”), our Adjusted EBITDA for the first half of 2020 and for fiscal year 2019 would have been positively impacted by $3.6 million and $1.9 million, respectively.

The table below presents our Adjusted EBITDA reconciled to our net income (loss), the closest U.S. GAAP measure, for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands)
Net income (loss)	$(60,566)	$(10,604)	$(6,755)	$(13,466)
Adjusted for:
Depreciation, depletion and amortization	2,653	2,379	4,687	2,455
Interest expense	1,869	1,846	3,412	5,420
Income tax expense	336	1	1	1
Transaction-related costs(1)	1,572	—	270	—
Accretion of ARO and environmental reserves	1,128	1,051	2,094	1,998
Other non-recurring costs(2)	259	125	618	—
Royalties to SNR(3)	853	521	1,885	1,032
One-time settlement charge(4)	66,615	—	—	—
Other income, net(5)	(237)	(2,385)	(4,278)	(839)

Adjusted EBITDA	$14,482	$(7,066)	$1,934	$(3,399)

(1)	Includes mainly advisory, consulting, accounting and legal expenses in connection with the Business Combination.
(2)	Includes mainly non-recurring costs for SAP implementation in the first half of 2020 and, in 2019, one-time severance payments to certain former members of our executive team.
(3)	Our royalty payments to SNR will be eliminated upon the consummation of the Business Combination. See “—Recent Developments and Comparability of Results—The Business Combination.”
(4)	One-time settlement charge in connection with the termination of the DMA. See “—Recent Developments and Comparability of Results—Our Relationship with Shenghe.”
(5)	Includes mainly a mix of gains on sale of idle mining equipment following the 2017 acquisition of Mountain Pass and interest income on restricted cash.

Free Cash Flow

We calculate Free Cash Flow as net cash provided by (used in) operating activities less additions to property, plant and equipment. We believe Free Cash Flow is useful for comparing our ability to generate cash with that of our peers. The presentation of Free Cash Flow is not meant to be considered in isolation or as an alternative to cash flows from operating activities and does not necessarily indicate whether cash flows will be sufficient to fund cash needs.

The following table presents a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands)
Cash provided by (used in) operating activities	$2,242	$(11,230)	$(437)	$20,196
Additions to property, plant and equipment	(4,828)	(2,624)	(2,274)	(7,790)

Free Cash Flow	$(2,586)	$(13,854)	$(2,711)	$12,406

Quarterly Performance Trend

While our business is not significantly seasonal in nature, we sometimes experience a timing lag between production and sales, which may result in volatility in our results of operations between periods. In addition, the efficiency improvements we made in the processing of our rare earth materials has resulted in significantly higher production of REO starting in the second half of 2019. Our realized price per REO MT was also adversely impacted by the imposition of Chinese import duties in July 2018, and the subsequent increase of such tariffs in May 2019. The lifting of tariffs contributed to the improvement in realized price per REO MT in the second quarter of 2020.

The following table presents our REO production and sales volumes, as well as our realized price per REO MT, for the quarterly periods indicated:

	FY2018				FY2019				FY2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	(in whole units or dollars)
REO Production Volume (MTs)	2,168	4,030	4,289	3,427	4,040	5,490	9,417	8,673	9,682	9,287

REO Sales Volume (MTs)	2,231	3,361	4,736	3,050	3,875	4,533	9,852	8,561	8,321	10,297
Realized Price per REO MT	$2,646	$4,118	$3,508	$2,912	$2,902	$3,081	$3,018	$2,331	$2,544	$3,093

Liquidity and Capital Resources

Liquidity refers to our ability to generate sufficient cash flows to meet the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations, debt service and other commitments. Our principal sources of liquidity to date have included customer advances and loans from Shenghe Resources (Singapore), cash from operating activities and debt.

We believe that our cash flows from operations and cash on hand, together with the proceeds of the PIPE Investment and FVAC’s cash in trust that we expect to receive upon the consummation of the Business Combination will be adequate to meet our liquidity requirements for at least the 12 months following the date of this proxy statement/consent solicitation/prospectus. Our current working capital needs relate mainly to our mining and beneficiation operations. Our principal capital expenditure requirements relate mainly to the periodic replacement of mining or processing equipment, as well as funding our Stage II project to optimize and recommission our idled refining facilities. Our future capital requirements will depend on several factors, including future acquisitions and potential additional investments in further downstream production (for example, if we move forward with plans to develop our Stage III project for the production of rare-earth based magnets and/or other finished components). If our available resources prove inadequate to fund our plans or commitments, we may be forced to revise our strategy and business plans or could be required, or elect, to seek additional funding through public or private equity or debt financings; however, such funding may not be available on terms acceptable to us, if at all.

We had cash and cash equivalents of $38.6 million as of June 30, 2020. On a pro forma basis, assuming the consummation of the Business Combination on June 30, 2020, we would have had cash and cash equivalents of between approximately $185.4 million, in the event of maximum redemptions, and $530.4 million, in the event of no redemptions. As of June 30, 2020, we had $103.8 million of related-party debt, of which $84.7 million (excluding the recorded implied discount discussed below) relates to amounts owed to Shenghe Resources (Singapore) due to the June 2020 contract modifications described above. The promissory notes with JHL Capital Group and QVT Financial and their affiliates (described below), which amounted to $21.1 million (including accrued interest) as of June 30, 2020, will be repaid in full upon the consummation of the Business Combination.

Debt

As of June 30, 2020, we had $103.8 million in outstanding related-party debt, as further described below. For additional information, see the section titled “Description of Certain Indebtedness” elsewhere in this proxy statement/consent solicitation/prospectus.

Debt for offtake advances (Shenghe). As of June 30, 2020, we had recorded deemed debt to Shenghe Resources (Singapore) in a total amount of $93.3 million, of which $84.7 million was deemed principal and $8.6 million was deemed to be amortizable debt discount. The deemed debt is an accounting consequence of the June 2020 modifications to our agreements with Shenghe Resources (Singapore). The deemed debt to Shenghe Resources (Singapore) is to be satisfied primarily through sales of offtake products, as described above, where partial non-cash consideration is received by MPMO in the form of debt relief (generally equal to approximately 15% of the ultimate market value of the REO, excluding tariffs, duties and certain other charges). See “—Recent Developments and Comparability of Results—Our Relationship with Shenghe.” Following an imputed interest rate model to calculate the embedded discount, the amortization of which is recognized as non-cash interest expense, we estimated the timing of repayment at approximately four years from the date of the modification, and an imputed interest rate of 4.4%.

Promissory note. On April 4, 2017, we issued an unsecured promissory note (the “MPMO Unsecured Note”) to certain investment funds managed by or affiliated with JHL Capital Group and QVT Financial, in exchange for loans extended by those entities. The MPMO Unsecured Note bears interest at a rate of 5% per annum and is payable in arrears on the maturity date. Amounts owed under the MPMO Unsecured Note are due upon demand by the lenders and may be prepaid at any time without premium or penalty. As of June 30, 2020, the principal amount outstanding (including accrued interest) under the MPMO Unsecured Note was approximately $6.2 million. This note will be repaid upon the consummation of the Business Combination, pursuant to the Merger Agreement.

Secured promissory note. On August 7, 2017, we issued a secured promissory note (the “MPMO Secured Note”) to certain investment funds managed by and/or affiliated with JHL Capital Group and QVT Financial, in exchange for a loan extended by those entities to enable us to purchase certain equipment. The MPMO Secured Note is secured by a lien on certain equipment that was purchased by us with the proceeds of the note. The MPMO Secured Note bears interest at a rate of 10% per annum, payable in kind on each date on which a payment on the principal amount is made, with the amount of such interest being added to the principal balance. Payments on the principal amount under the MPMO Secured Note are due (i) at any time we sell any of the equipment securing the loans under the MPMO Secured Note, with the proceeds of such sale being used to repay the loans, and (ii) upon the final maturity date, February 15, 2021. The MPMO Secured Note may be prepaid at any time without premium or penalty. As of June 30, 2020, the principal amount (including accrued interest) under the MPMO Secured Note was approximately $14.9 million. This note will be repaid upon the consummation of the Business Combination, pursuant to the Merger Agreement.

Equipment notes. We entered into several financing agreements for the purchase of equipment, including trucks, tractors, loaders, graders, and various other machinery. As of June 30, 2020, we had approximately $2.5 million in principal (and accrued interest) outstanding under the equipment notes.

PPP loan. On April 16, 2020, we obtained a loan of $3.4 million pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted on March 27, 2020. The loan, which was in the form of a Note dated April 15, 2020 issued by CIBC Bank USA, matures on April 14, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 15, 2020. Under the terms of the PPP, the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act, which include payroll costs, costs used to continue group health care benefits, rent and utilities. We have used the entire loan amount for qualifying expenses. While we may apply for forgiveness of the PPP loan in accordance with the requirements and limitations under the CARES Act and Small Business Administration

(“SBA”) regulations and requirements, no assurance can be given that any portion of the PPP loan will be forgiven. Based on guidance from the United States Department of the Treasury, since our total PPP loan proceeds exceeded $2.0 million, our forgiveness application will be subject to audit by the SBA.

Cash Flows

The following table summarizes our cash flows for the period indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands)
Net cash provided by (used in) operating activities	$2,242	$(11,230)	$(437)	$20,196
Net cash provided by (used in) investing activities	$(4,828)	$2,827	$5,624	$(5,880)
Net cash provided by (used in) financing activities	$38,728	$7,444	$(4,096)	$(30,740)

Cash Flows Provided by (Used in) Operating Activities. Our cash provided by operating activities was $2.2 million in the first half of 2020, compared to $11.2 million in cash used in the first half of 2019. The improvement mainly reflected the improvement in our net income, excluding non-cash items, between periods, for the reasons discussed above under “—Results of Operations,” partially offset by changes in operating working capital items, mainly a $6.6 million increase in inventory in the first half of 2020, compared to an increase of $1.4 million in the first half of 2019, reflecting the significant ramp in commercial production starting in the second half of 2019.

Net cash used in operating activities was $0.4 million in 2019 compared to $20.2 million in net cash provided by operating activities in 2018, mainly reflecting a $20.6 million negative net change in operating working capital items, mainly reflecting a $9.6 million net increase in inventory in 2019, attributable to the ramp in commercial production discussed above, compared to a $4.3 million decrease in inventory in 2018, reflecting the sale of stockpiles acquired in the Mountain Pass acquisition. The change in accounts receivable, which increased slightly in 2019, compared to a $4.7 million decrease in 2018, also contributed to the change in trend, reflecting the acceleration of prepayments for REO shipments from Shenghe Resources (Singapore) upon our mine achieving commercial operations (as defined in the Original Offtake Agreement) in July 2019. Deferred revenue increased by $7.1 million in 2019, compared to an increase of $11.0 million in 2018, reflecting the impact of the higher non-cash consideration component in our 2019 sales relative to 2018. See “—Recent Developments and Comparability of Results—Our Relationship with Shenghe.” Our improved operating results, from a net loss of $13.5 million in 2018 to a net loss of $6.8 million in 2019, for the reasons discussed above under “—Results of Operations,” partially offset the negative working capital impact.

Cash Flows Provided by (Used in) Investing Activities. Our current, recurring capital expenditure needs consist mainly of purchases of property, plant and equipment, including mining equipment.

Net cash used in investing activities amounted to $4.8 million in the first half of 2020 compared to net cash provided by investing activities of $2.8 million in the first half of 2019. The change was mainly attributable to capitalized costs related to our Stage II optimization plan in the first half of 2020. Conversely, we sold long-lived assets in the first half of 2019, from which we received $5.5 million.

Net cash provided by investing activities amounted to $5.6 million in 2019 compared to net cash used in investing activities of $5.9 million in 2018. The change was primary due to a $6.0 million increase in cash received from the sale of idled equipment in 2019 and fewer additions to property, plant and equipment compared to 2018, primarily due to the impact of the implementation of our SAP ERP system in 2018.

Cash Flows Provided by Financing Activities. Net cash provided by financing activities increased by $31.3 million, to $38.7 million in the first half of 2020 from $7.4 million in the first half of 2019, primarily reflecting the advances from Shenghe Resources (Singapore) in June 2020 in connection with the agreement modifications described elsewhere in this proxy statement/consent solicitation/prospectus.

Net cash used in financing activities decreased by $26.6 million, to $4.1 million in 2019 from $30.7 million in 2018, reflecting a reduction in net principal repayments on our financing obligations and an increase in net borrowing in 2019.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of June 30, 2020.

	Payments due by period
	Total	Less than 1 year	1 - 3 Years	3-5 Years	More than 5 Years
	(in thousands)
Lease obligations(1)	$1,127	$447	$680	—	—
Debt obligations(2)	27,254	23,548	3,385	321	—
Debt for offtake advances (Shenghe)(3)	93,308	17,327	56,299	19,682	—
ARO and environmental obligations(4)	41,341	557	1,770	1,931	37,083
Service contracts(5)	5,400	5,400	—	—	—

Total	$168,430	$47,279	$62,134	$21,934	$37,083

(1)	Includes future minimum lease payments required under non-cancellable operating leases and finance leases that have initial or remaining non-cancellable lease terms in excess of one year.
(2)

Includes scheduled or expected cash principal payments on our debt obligations, including accrued interest, original issuance discount and debt issuance costs on the promissory notes; equipment notes; and the PPP loan (excluding accrued interest).

(3)	Represents the deemed debt obligation with Shenghe Resources (Singapore), including the unamortized debt discount.
(4)	Represents payments that we are expecting to make in the future based on our estimates of asset retirement obligations and environmental obligations.
(5)	Represents a contractual commitment related to services for the overburden stripping of our mine.

Off-Balance Sheet Commitments and Arrangements

We do not currently have any interests in variable interest entities or any off-balance sheet arrangements of the type required to be reported under SEC rules.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of product sales and operating expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 to our audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus. Our critical accounting policies are described below.

Revenue

We recognize revenue from sales of rare earth products produced from our mine. Our principal customer, Shenghe Resources (Singapore), purchased substantially all of our production in the periods presented in this proxy statement/consent solicitation/prospectus and is an affiliate of an equityholder of MPMO. We recognize revenue at the point in time control of the products transfers to the customer and, under our offtake arrangements with Shenghe Resources (Singapore), our performance obligation is satisfied when we deliver products to the agreed delivery point. The transaction price with Shenghe Resources (Singapore) is typically based on an agreed upon price per MT but subject to certain quality adjustments based on REO content, with an adjustment for the ultimate market price of the product realized by Shenghe Resources (Singapore), adjusted for certain contractually negotiated amounts. We typically negotiate with and bill an initial price to Shenghe Resources (Singapore); such prices are then updated based on final adjustments for REO content and/or actual sales prices realized by Shenghe Resources (Singapore). Sales to Shenghe under the Original Offtake Agreement also reflect an adjustment for the Shenghe implied discount, which did not apply to sales prior to July 1, 2019 or after June 5, 2020. See “—Recent Developments and Comparability of Results—Our Relationship with Shenghe.”

Debt obligations and imputed interest rate applied to debt discount

In connection with our entry into the A&R Offtake Agreement, we recorded a total principal amount of $94.0 million in debt due to the nature of our obligations, including a carrying amount upon issuance of $85.7 million based on the fair value of the instrument upon issuance, and offset by the resulting deemed discount on debt issuance of $8.3 million. See “Recent Developments and Comparability of Results—Our Relationship with Shenghe.” Since the arrangement does not have a stated rate, and the timing and method of repayment is contingent on several factors, including our production and sale volumes, market prices realized by Shenghe Resources (Singapore), our sales to other parties, our asset sales and the amount of our annual net income, we estimated the timing of payments and other reductions to the outstanding balance to determine an imputed interest rate. The debt discount represents the difference between the fair value of the debt liability issued and the total amount of the contractual obligation as a consequence of our entry into the A&R Offtake Agreement. The imputed interest rate is calculated by amortizing the debt discount over the time period that management expects to bring the total outstanding principal balance to zero and determining the annualized interest rate necessary to fully amortize the discount in the same period when final principal reduction is expected to occur. Actual repayments or reductions in the principal balance may differ in timing and amount from our estimates, and we therefore expect to update our estimates on a quarterly basis. Accordingly, the imputed interest rate is likely to differ in future periods from the estimated rate of 4.4% as of June 30, 2020. We have determined that we will recognize adjustments from these estimates using the prospective method. Under the prospective method, we will update our estimate of the effective imputed interest rate in future periods based on revised estimates of the timing of remaining principal reductions. This rate will then be used to recognize interest expense for subsequent reporting periods, until the estimates are updated again. Under this method, the effective interest rate is not constant, and changes are recognized prospectively as an adjustment to the effective yield. Regardless of when and how the timing of reductions will affect the effective imputed interest rate, the total amount of the imputed debt discount to be amortized (and the related interest expense recognized) over the life of the A&R Offtake Agreement will be a cumulative $8.3 million. However, the amount of periodic interest expense recognized for a given period, and the related amount of amortized debt discount, may change materially between periods if we change our estimates. See Note 6 to our unaudited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus for further discussion.

Asset Retirement Obligations

We recognize asset retirement obligations for estimated costs of legally and contractually required closure, dismantlement, and reclamation activities associated with the Mountain Pass facility and the mine. Asset retirement obligations are initially recognized at their estimated fair value in the period in which the obligation is incurred. Fair value is based on the expected timing of reclamation activities, cash flows to perform activities, amount and uncertainty associated with the cash flows, including adjustments for a market risk premium, and discounted using a credit-adjusted risk-free rate. The liability is accreted over time through periodic charges to earnings and reduced as reclamation activities occur; differences between estimated and actual amounts are recognized as an adjustment to operating expense. Subsequent increments in expected undiscounted cash flows are measured at their discounted values using updated estimates of our credit-adjusted risk-free rate applied to the increment only. Subsequent decrements are reduced based on the weighted average discount rate associated with the obligation. As of December 31, 2019, the credit-adjusted risk-free rate ranges between 7.1% and 8.2%, depending on the timing of expected settlement and when the layer or increment was recognized. Associated asset retirement costs, including the effect of increments and decrements, are recognized as adjustments to the related asset’s carrying value and depreciated over its remaining useful life.

Environmental Obligations

We have assumed certain environmental remediation obligations that primarily relate to groundwater monitoring activities. Estimated remediation costs are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred at a site to settle the obligation when those amounts are probable and estimable. Such cost estimates may include ongoing care, maintenance and monitoring costs associated with remediation activities. Changes in remediation estimates are reflected in earnings in the period. Remediation costs included in environmental remediation obligations are discounted to their present value as cash flows when payments are readily estimable, and are discounted using a risk-free rate, which we derive from US Treasury yields. Our discounted obligations primarily relate to groundwater monitoring activities.

Recently Adopted and Issued Accounting Pronouncements and Regulatory Items

Recently issued and adopted accounting pronouncements are described in Note 2 to our audited financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. FVAC is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and has irrevocably elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, FVAC or, following the consummation of the Business Combination, we, for so long as we remain an emerging growth company, may adopt the new or revised standard at the time private companies are required to adopt the new or revised standard.

Following the consummation of the Business Combination, we expect to remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the FVAC IPO, (b) in which we have total annual revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter and our net sales for the year exceed $100 million; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding, rolling three-year period.

Quantitative and Qualitative Disclosures About Market Risk

We have in the past and may in the future be exposed to certain market risks, including commodity price risks, in the ordinary course of our business, as discussed further below.

In addition to commodity pricing risk, our product sales are highly concentrated, with Shenghe Resources (Singapore) accounting for more than 90% of our product sales for all periods presented in this proxy statement/consent solicitation/prospectus.

Commodity Price Risk

The results of our operations depend in large part upon the market prices of REO and particularly the price of rare earth concentrate. Concentrate prices are less transparent than those of many other commodities. Rare earth concentrate is not quoted on any major commodities market or exchange and demand is currently limited to a relatively limited number of refiners, a significant majority of which are based in China. We believe that we are a leading, low-cost producer of rare earth concentrate containing significant levels of embedded NdPr. We expect demand for NdPr to continue to grow driving demand for our concentrate and ultimately, upon the completion of our Stage II optimization, separated NdPr oxide, but actual demand and pricing may fluctuate for numerous reasons beyond our control, including, among other things, discoveries of new mineral properties, technological changes that lead to diminished reliance on NdPr and/or permanent magnets, and shifts in underlying end-user demand for products or components manufactured with NdPr. See “—Key Factors Affecting Our Performance—Demand for REO.” While we currently generate revenue in the United States and in U.S. dollars, the market transactions are denominated mainly in the Chinese Yuan and we are therefore indirectly exposed to currency volatility and devaluation risks. For example, we negotiate monthly U.S. dollar REO prices with Shenghe Resources (Singapore), which are based in part on the exchange rate between the U.S. dollar and the Chinese Yuan. Geopolitical tensions between the United States and China may lead to increased tariffs, preferences for local producers, some of which may be government-supported, changes in taxing regimes or other trade barriers. We have not entered into derivative contracts to protect the selling price for our REO and do not expect to do so in the foreseeable future, as there is no liquid market for such contracts and their cost may be prohibitive, if they could be obtained at all.

SNR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Secure Natural Resources LLC (“SNR”) should be read together with their respective audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 and unaudited financial statements as of June 30, 2020 and for the six month periods ended June 30, 2020 and 2019, in each case together with related notes thereto, included elsewhere in this proxy statement/consent solicitation/prospectus. The discussion and analysis should also be read together with the sections entitled “Information About the Companies’ Business,” and “Unaudited Pro Forma Condensed Combined Financial Information.” Except where the context otherwise requires, the terms “we,” “us” and “our” in this discussion and analysis refer to SNR prior to the Business Combination and to MP Materials Corp. (“MPMC”) following the consummation of the Business Combination. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of SNR’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” included elsewhere in this proxy statement/consent solicitation/prospectus. Certain amounts may not foot due to rounding.

Overview

We are a Delaware limited liability company and hold certain mineral rights to the Mountain Pass mine and intellectual property rights related to the processing and development of rare earth minerals.

Results of Operations and Liquidity and Capital Resources

Substantially all of SNR’s revenue for all periods presented in this proxy statement/consent solicitation/prospectus were derived from royalties paid by MPMO. SNR is controlled by MPMO’s majority equityholder. Upon the consummation of the Business Combination, SNR’s consolidated results of operations and cash flows will be substantially eliminated in consolidation. See “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Comparability of Results—The Business Combination.”

The following summarizes SNR’s consolidated statements of operations for the periods indicated:

	Six Months Ended June 30,		% Change	Year Ended December 31,		% Change
	2020	2019		2019	2018
	(in thousands, except percentages)
Royalty revenue from related party	$1,410	$650	117%	$2,020	$1,041	94%
Expenses:
General and administrative	(191)	(346)	-45%	(590)	(651)	-9%

Operating income	1,219	304	301%	1,430	390	267%
Interest income	12	38	-68%	73	21	248%

Income before income taxes	1,231	342	260%	1,503	411	266%
Income tax (expense) benefit	(310)	—	n.m	368	—	n.m.

Net income	$921	$342	169%	$1,871	$411	355%

SNR’s royalty revenue is comprised mainly of royalties from MPMO equal to the amount of 2.5% of gross revenue from the sale of rare earth products made from ores extracted from the mine, subject to a minimum non-

refundable royalty of $0.5 million per year. The amount of royalty revenue between periods reflected the performance of MPMO’s REO sales volume between periods. See “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” above. SNR’s general and administrative expenses were comprised mainly of organizational, accounting, legal and management services, director fees and other expenses, and were not material over the periods presented.

SNR’s cash flows provided by operations for all periods were driven mainly by royalty payments from MPMO. The following table summarizes SNR’s cash flows for the period indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands)
Net cash provided by (used in) operating activities	$1,703	$369	$466	$(80)
Net cash provided by (used in) investing activities	—	—	—	—
Net cash provided by (used in) financing activities	$(149)	—	—	—

As of June 30, 2020, SNR had $5.8 million in cash, no debt and no material commitments for the payment of cash. SNR is party to a management services agreement with JHL Capital Group LLC, an affiliate of its controlling equityholder, that provides for certain management, consulting, financial and other services. Expenses related to these services were immaterial for all periods presented.

EXECUTIVE COMPENSATION

FVAC

None of FVAC’s officers or directors have received any cash compensation for services rendered to us. The Insiders, or any of their respective affiliates, will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Starting April 30, 2020, and through the completion of the initial business combination or liquidation, FVAC has paid and will continue to pay a monthly fee of $20,000 for office space and related support services to an affiliate of our Sponsor. Our audit committee reviews on a quarterly basis all payments that were made by us to the Sponsor, officers, directors or our or their affiliates. We note that some of our officers and directors have economic interests in our Sponsor. For more information about the interests of our Sponsor in the Business Combination, please see the section entitled “Proposal No. 1—The Business Combination Proposal.”

We are not party to any agreements with our executive officers or directors that provide for benefits upon termination of employment or departure from our board, as applicable. After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from MPMC, the combined company. The directors of MPMC will be responsible for determining executive officer and director compensation, which responsibility will be delegated to the compensation committee of the MPMC Board.

Companies

The following disclosure concerns the compensation of individuals who will service as MPMC’s named executive officers and directors following the completion of the Business Combination. As FVAC is an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to emerging growth companies. The scaled down disclosure rules are those applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for MPMO’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2019 exceeded $100,000 and who were serving as executive officers as of December 31, 2019. We refer to these individuals as “named executive officers.”

This discussion may contain forward-looking statements that are based on MPMO’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that MPMC adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

2019 Compensation

During 2019, neither Mr. Rosenthal nor Mr. Corbett were separately compensated by MPMO for their service to MPMO. Instead, Mr. Rosenthal received compensation from QVT Financial for his services to QVT Financial, which included serving as Executive Chairman and Chief Executive Officer of MPMO, and Mr. Corbett received compensation from JHL Capital Group for his services to JHL Capital Group, which included serving as Chief Financial Officer of MPMO. Because Mr. Rosenthal and Mr. Corbett each performed a number of services for QVT Financial and JHL Capital Group, respectively, MPMO is unable to allocate compensation received from QVT Financial and JHL Capital Group for their services to MPMO. Mr. Litinsky was not compensated for his services to MPMO in 2019.

2019 Summary Compensation Table

The following table shows information regarding the compensation of the named executive officers for services performed in the year ended December 31, 2019. Mr. Litinsky is excluded from this table as he did not receive compensation for his services to MPMO in 2019.

Name and Principal Position(1)	Year	Salary ($)		Bonus ($)		All Other Compensation ($)		Total ($)
Michael Rosenthal Executive Chairman and Chief Executive Officer	2019	—	(2)	—	(2)	—	(2)	—	(2)

Ryan Corbett Chief Financial Officer	2019	—	(2)	—	(2)	—	(2)	—	(2)

(1)	Reflects principal position as of December 31, 2019. Mr. Corbett assumed the role of Chief Financial Officer of MPMO in November 2019.
(2)

As noted above, during 2019, neither Mr. Rosenthal nor Mr. Corbett were separately compensated by MPMO for their service to MPMO. Instead, Mr. Rosenthal received compensation from QVT Financial for his services to QVT Financial, which included serving as Executive Chairman and Chief Executive Officer of MPMO, and Mr. Corbett received compensation from JHL Capital Group for his services to JHL Capital Group, which included serving as Chief Financial Officer of MPMO. Because Mr. Rosenthal and Mr. Corbett each performed a number of services for QVT Financial and JHL Capital Group, respectively, MPMO is unable to allocate compensation received from QVT Financial and JHL Capital Group for their services to MPMO.

(3)

MPMO maintains corporate housing for employees of Shenghe Resources (Singapore) when they travel to the United States for MPMO matters. During 2019, Mr. Rosenthal intermittently utilized such housing. Because MPMO maintains such housing primarily for the use of employees of Shenghe Resources (Singapore), there was no additional incremental cost associated with providing this benefit to Mr. Rosenthal and, accordingly, no amounts are included in this table for such benefit.

Outstanding Equity Awards at 2019 Fiscal Year-End

As of December 31, 2019, none of the named executive officers held outstanding equity awards with respect to MPMO.

Tax-Qualified Retirement Plan

MPMO has a tax-qualified retirement savings plan, the MP Materials 401K Plan (the “401(k) Plan”), under which participating employees may contribute up to the yearly statutory maximum under IRS guidelines into their 401(k) Plan accounts. In addition, under the 401(k) Plan, MPMO matches amounts contributed by the participant up to a certain percent of earnings, not to exceed the statutory maximum. MPMO currently makes matching contributions under the 401(k) Plan at a rate of 100% of the first 1 to 2% of eligible compensation contributed by participants, 50% for employee contributions of 3 to 4%, with an annual cap of $4,000. The 401(k) Plan also allows MPMO to make discretionary profit sharing contributions to the 401(k) Plan accounts for the benefit of participating employees who have worked at least 1,000 hours and are employed on the last day of the plan year in an amount determined by the MPMO Board.

2020 Executive Compensation

Our 2020 executive compensation program consists of an annual base salary to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In addition, during 2020, our executive officers are eligible to participate in an annual incentive program designed to hold executives accountable, reward the executives based on actual business results and help create a “pay for performance” culture. As noted below, in connection with the Business Combination, our named executive officers will receive equity awards at the time of the closing.

Employment Agreements and Other Arrangements with Executive Officers

In connection with the Business Combination, we have entered into new employment agreements with each of the MPMO’s current executive officers as well as Mr. Litinsky, as summarized below.

James Litinsky

Mr. Litinsky entered into an employment agreement with, MPMO effective August 7, 2020, pursuant to which he serves as Chairman of the Board. Effective upon the closing of the Business Combination MPMC will assume the employment agreement and, pursuant to such agreement, Mr. Litinsky will also serve as Chairman Chief Executive Officer of MPMC. During the term of Mr. Litinsky’s employment with MPMC he will devote his full business time, attention, skill and best efforts to the performance of his duties for MPMC. Mr. Litinsky may also provide services to JHL Capital Group LLC during the term of his employment with MPMC, provided that such services do not materially interfere with the performance of his duties to MPMC. Under the terms of Mr. Litinsky’s employment agreement, Mr. Litinsky will not initially receive a base salary. At any time on or after the one-year anniversary of the closing of the Business Combination, Mr. Litinsky may request that the compensation committee, in consultation with such committee’s compensation consultant, prepare and present a proposal to Mr. Litinsky of a compensation package (including base salary, annual cash and equity incentives and severance) that is competitive for a publicly-traded company of comparable size and consistent with the company’s then-current pay strategy for senior executives, with the parties to negotiate in good faith a compensation package for Mr. Litinsky.

In the event Mr. Litinsky’s employment is terminated by the company without cause or by Mr. Litinsky due to good reason, Mr. Litinsky will be entitled to a $2,000,000 severance payment, payable in installments over the 12-month period following such termination. The severance payment is subject to Mr. Litinsky’s execution and non-revocation of a general release of claims in favor of the company. The employment agreement also contains customary restrictive covenants, including covenants relating to non-competition and non-solicitation for 12-months following termination.

Michael Rosenthal

Effective as of July 1, 2020, Mr. Rosenthal entered into an employment agreement with MPMO, which provides that he will continue to serve as Chief Executive Officer until the closing of the Business Combination, at which time he will assume the role of Chief Operating Officer and have the right to attend all MPMC Board meetings as a non-voting observer for so long as he remains employed by MPMC. Under the employment agreement, Mr. Rosenthal will receive an initial base salary of $250,000 and will be eligible to participate in the company’s annual incentive program, with a 2020 annual incentive target equal to $450,000 and payouts ranging from 0% to 150% of target based on performance. Mr. Rosenthal’s employment agreement also provides for an initial equity award equal to 1.7% of the pre-money Combined Company Equity Value in the form of a restricted stock award. The initial equity award will be eligible to vest over four years, with 40% vesting on the 15-month anniversary of the grant date, 20% vesting on the 27-month anniversary of the grant date, and 20% vesting on each of the 39-month and four-year anniversary of the grant date, subject to Mr. Rosenthal’s continued employment through the applicable vesting date and accelerated vesting in the event of a change of control (as defined in the 2020 Plan), termination without “cause” or resignation due to “good reason” (each as defined in the employment agreement), death or disability. Combined Company Equity Value is defined as the aggregate value of MPMO, SNR and their respective successors, as determined based on the definitive agreements with respect to the Business Combination and disregarding any equity compensation awarded in connection with the Business Combination.

In the event Mr. Rosenthal’s employment is terminated by the company without cause or by Mr. Rosenthal due to good reason, Mr. Rosenthal will be entitled to severance payments equal to 6-months of base salary, payable in installments over the six-month period following such termination. The severance payment is subject to Mr. Rosenthal’s execution and non-revocation of a general release of claims in favor of the company. The employment agreement also contains customary restrictive covenants, including covenants relating to non-competition during employment and non-solicitation of customers, service providers and suppliers for 12-months following termination.

Ryan Corbett

Effective as of July 13, 2020, Mr. Corbett entered into an employment agreement with MPMO, which provides that he will continue to serve as Chief Financial Officer. Effective upon the closing of the Business Combination, MPMC will assume the employment agreement. Under the employment agreement, Mr. Corbett will receive an initial base salary of $300,000 and will be eligible to participate in the company’s annual incentive program, with an annual cash incentive target of not less than $300,000 and payouts determined based on performance. Mr. Corbett’s employment agreement also provides that, effective as of the closing of the Business Combination, Mr. Corbett will be granted (i) an initial equity award with a grant date fair value equal to $2 million based on the offering price in the form of fully vested stock, subject to customary lock-up provisions, and (ii) a restricted stock award with a grant date fair value equal to $1.5 million, based on the offering price, which will be eligible to vest with respect to 40% of the award on the one-year anniversary of the grant date and in 20% annual increments on the second, third and fourth anniversaries of the grant date, subject to Mr. Corbett’s continued employment and accelerated vesting in the event of a change of control (as defined in the 2020 Plan) or termination without “cause” or resignation due to “good reason” (each as defined in the employment agreement). Mr. Corbett will also be entitled to a $350,000 bonus, payable in connection with the closing of the Business Combination.

In the event Mr. Corbett’s employment is terminated due to death or disability, Mr. Corbett will receive the unpaid portion of any bonus earned with respect to the prior calendar year as well as a pro-rated target bonus for the year of termination, based on days served during such calendar year. In the event Mr. Corbett’s employment is terminated by the company without cause or by Mr. Corbett due to good reason, Mr. Corbett will receive (i) the unpaid portion of any bonus earned with respect to the prior calendar year, (ii) a bonus for the year of termination, based on actual performance for the calendar year and pro-rated based on days served during the calendar year, and (iii) severance in the form of continued base salary for 12-months post-termination. The severance benefits are subject to Mr. Corbett’s execution and non-revocation of a general release of claims in favor of the company. The employment agreement also contains customary restrictive covenants, including covenants relating to non-competition and non-solicitation for a period of 12-months following termination.

Sheila Bangalore

Effective as of July 13, 2020, Ms. Bangalore entered into an employment agreement with MPMO, which provides that she will continue to serve as the Chief Strategy Officer and General Counsel. Effective upon the closing of the Business Combination, MPMC will assume the employment agreement. Under the employment agreement, Ms. Bangalore receives an initial base salary of $300,000, which will be increased to $350,000 following the closing of the Business Combination, and will be eligible to participate in the company’s annual incentive program, with an annual incentive target equal to 60% of Ms. Bangalore’s base salary and payouts determined based on performance. With respect to 2020 only, Ms. Bangalore’s employment agreement provides for a minimum annual incentive payment equal to $125,000 subject to Ms. Bangalore’s continued employment in good standing through the payment date. Ms. Bangalore’s employment agreement also provides that she will be granted, effective as of the closing of the Business Combination, a restricted stock award with a grant date fair value equal to $1.0 million, based on the offering price, which will be eligible to vest in 25% annual increments on each anniversary of the grant date, subject to Ms. Bangalore’s continued employment and accelerated vesting in the event of a change of control (as defined in the 2020 Plan). Ms. Bangalore will also be entitled to a $200,000 bonus, payable in connection with the closing of the Business Combination.

In the event Ms. Bangalore’s employment is terminated due to death or disability, Ms. Bangalore will receive the unpaid portion of any bonus earned with respect to the prior calendar year as well as a pro-rated target bonus for the year of termination, based on days served during such calendar year. In the event Ms. Bangalore’s employment is terminated by the company without “cause” or by Ms. Bangalore due to “good reason” (each as defined in the employment agreement), Ms. Bangalore will receive (i) the unpaid portion of any bonus earned with respect to the prior calendar year, (ii) a bonus for the year of termination, based on actual performance for the calendar year and pro-rated based on days served during the calendar year, and (iii) severance in the form of continued base salary for 12 months post-termination.    The severance benefits are subject to Ms. Bangalore’s execution and non-revocation of a general release of claims in favor of the company. The employment agreement also contains customary restrictive covenants, including covenants relating to non-competition and non-solicitation for a period of 12-months following termination.

Executive Compensation following the Business Combination

Our executive officers will continue to be compensated in accordance with their employment agreements, described above, following the Business Combination. We expect that MPMC’s executive compensation program, as overseen by the independent compensation committee, will evolve to reflect its status as a newly publicly-traded company, while still supporting MPMC’s overall business and compensation objectives. In connection with the Business Combination, MPMO retained FW Cook, an independent executive compensation consultant, to help advise on MPMC’s executive compensation program.

2020 Stock Incentive Plan

For information regarding a proposed plan governing post-closing equity compensation for employees, officers and directors, see “Incentive Plan Proposal.”

Director Compensation

During 2019, managers serving on the MPMO Board or the SNR Board, as applicable, did not receive any compensation for such service. In August 2020, the SNR Board, with Randall Weisenburger abstaining, approved the payment of deferred director fees in the amount of $500,000 to be paid to Mr. Weisenburger prior to the closing of the Business Combination in recognition of his service as the sole disinterested member of the Board since April 15, 2016, including his efforts in negotiating the definitive agreement with FVAC.

In connection with the Business Combination, MPMO retained FW Cook to assist in developing the director compensation program set forth below, which will be effective as of the closing of the Business Combination, with pro-rated payments for the period following the Business Combination through the remainder of 2020. The following director compensation program relates to our non-employee and non-affiliated directors. Accordingly,

Messrs. Litinsky, McKnight and Gold will not receive compensation for their services on the MPMC Board.

•	Annual Board Cash Retainer: $60,000

•	Additional Lead Independent Director Cash Retainer: $20,000

•	Committee Member Cash Retainers:

•	Audit Committee: $7,500

•	Compensation Committee: $5,000

•	Governance and Nominating Committee: $5,000

•	Additional Committee Chair Cash Retainers:

•	Audit Committee: $15,000

•	Compensation Committee: $10,000

•	Governance and Nominating Committee: $7,500

•	Annual Restricted Stock Unit Award: $100,000 (vesting upon the earlier to occur of the one-year anniversary of the grant date and the next annual meeting of shareholders following the grant date)

Following the Business Combination, directors will also be subject to stock ownership guidelines equal to five times the annual board cash retainer. Effective as of the closing of the Business Combination, the non-employee and non-affiliated members of the MPMC Board will receive a pro-rated restricted stock unit award, with a value determined based on an annual restricted stock unit grant value of $100,000 and pro-rated based on the period of time since the closing of the Business Combination and the first expected annual stockholders meeting. Accordingly, General Myers and Mr. Weisenburger will receive prorated restricted stock unit awards, effective as of the closing of the Business Combination.

MANAGEMENT AFTER THE BUSINESS COMBINATION

References in this section to “we”, “our”, “us” and the “Company” generally refer to FVAC and its consolidated subsidiaries, prior to the Business Combination and MPMC and its consolidated subsidiaries after giving effect to the Business Combination.

The current executive officers of MPMO are expected to become executive officers of MPMC following the Business Combination. For biographical information concerning the current executive officers of MPMO, who are anticipated to become the executive officers of MPMC, please see the section entitled “Management of the Companies.” The following persons (with ages as of [●], 2020) are anticipated to be the directors and executive officers of MPMC upon the consummation of the business combination:

Name	Age	Position(s)
James Litinsky	42	Chairman of the Board of Directors and Chief Executive Officer
Gen. Richard B. Myers	78	Director
Andrew A. McKnight	42	Director
Daniel Gold	52	Director
Randall Weisenburger	61	Director
Maryanne R. Lavan	61	Director
Connie K. Duckworth	65	Director
Michael Rosenthal	42	Chief Operating Officer
Ryan Corbett	31	Chief Financial Officer
Sheila Bangalore	42	Chief Strategy Officer and General Counsel

Anticipated Executive Officers and Directors Upon Consummation

Upon the consummation of the Business Combination, we anticipate the size of the MPMC Board will be seven directors, each of whom will be voted upon by FVAC’s stockholders at the FVAC special meeting. If all director nominees are elected and the Business Combination is consummated, the MPMC Board will initially consist of seven directors. See the biography relating to each of Messrs. Litinsky, Rosenthal, Corbett and Ms. Bangalore set forth under the section entitled “Management of the Companies” and the biography relating to Mr. McKnight under the section entitled “Management of FVAC.” In addition, pursuant to the terms of his employment agreement, Mr. Rosenthal has the right to attend all MPMC Board meetings as a non-voting observer for so long as he remains employed by MPMC.

Retired U.S. Air Force General. Richard B. Myers serves as the President of Kansas State University, where he is also a professor of military history and leadership. Gen. Myers loyally served his country for forty years and retired as a four-star general. Since 2006, Mr. Myers has also served as the President of R Myers and Associate, LLC. From 2001-2005, he served as the 15th Chairman of the Joint Chiefs of Staff. As chairman, Mr. Myers was the highest-ranking uniformed officer of U.S. military forces and served as the principal military adviser to President George W. Bush, Secretary of Defense Donald Rumsfeld, and the National Security Council. Since retirement from the military, Myers has served on several public and non-profit boards, and also held the Colin Powell Chair for National Security Leadership, Ethics, and Character at National Defense University. During the past five years, Mr. Myers has been a director of the following public or formerly public companies: Deere and Co., Northrop Grumman Corp., United Technologies and Aon PLC. Mr. Myers also currently serves on the board of non-profits Fisher House and MRI Global and on the board of the governmental entity Defense Health Board. In addition, Mr. Myers has also been a director of several private companies in various industries. Mr. Myers is well-qualified to serve as a member of the MPMC Board because of his substantial knowledge about strategic planning, mergers and acquisitions, finance, accounting, capital structure and board practices and his extensive experience serving as a director of public and private companies in various industries.

Daniel Gold serves as the CEO, managing partner and founder of QVT Financial LP, an asset management company with offices in New York and New Delhi. QVT Financial, through its managed and affiliated multi-

strategy funds, is an experienced global investor in multiple industries, including biotech, financial, shipping and offshore industries. Mr. Gold founded QVT Financial LP in 2003. Mr. Gold holds an AB in Physics from Harvard College. Mr. Gold also currently serves on the board of public companies, Okeanis Eco Tankers Corp. and Awilco Drilling PLC, in addition to various private companies, including Roivant Sciences Ltd. Mr. Gold is well-qualified to serve as a member of the MPMC Board because of his substantial knowledge about strategic planning, mergers and acquisitions, finance, accounting, capital structure and board practices and his extensive experience serving as a director of public and private companies in various industries.

Randall Weisenburger is the former Executive Vice President and Chief Financial Officer of Omnicom Group Inc. (NYSE: OMC), the global media, marketing and corporate communications holding company, where he served from 1998 through 2014. After Omnicom, he formed Mile 26 Capital in 2015. Mr. Weisenburger was a founding member of Wasserstein Perella, and from 1993 to 1998 was President and Chief Executive Officer of the firm’s merchant banking subsidiary, Wasserstein & Co. He also held various roles within WP’s portfolio of investment companies including: Co-Chairman of Collins & Aikman Corp., CEO of Wickes Manufacturing, Vice Chairman of Maybelline Inc., and Chairman of American Law Media. Before Wasserstein Perella, he was a member of the First Boston Corporation. Mr. Weisenburger currently serves as the Lead Independent Director of Carnival Corporation (NYSE: CCL), where he is the Chairman of the Compensation and Compliance Committees, and a member of the Audit and Nominating & Governance Committees. He is also a Director of Valero Energy Corporation (NYSE: VLO), where is he Chairman of the Audit Committee, and a Director of Corsair Components Inc. He holds a Master’s Degree in Business Administration from the Wharton School of the University of Pennsylvania, where he was named the Henry Ford Scholar, and a Bachelor’s Degree in Finance and Accounting from Virginia Tech.

Maryanne R. Lavan is the Senior Vice President, General Counsel and Corporate Secretary for Lockheed Martin Corporation, a global security and aerospace company principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services operating in four business segments: Aeronautics, Missiles and Fire Control, Rotary and Mission Systems and Space. In this role, she is responsible for the legal affairs and law department of Lockheed Martin, including serving as counsel to its senior leadership and Board of Directors. She previously served as the Vice President of Corporate Internal Audit for Lockheed Martin, providing independent assessments of governance, internal controls and risk management. She joined Lockheed Martin in 1990. Ms. Lavan graduated magna cum laude from the State University of New York at Albany with a Bachelor of Science degree. She received her juris doctor degree from the Washington College of Law, American University. Ms. Lavan is a member of the Public Contract Law Section of the American Bar Association. She serves on the governing bodies for the Leadership Council on Legal Diversity, Equal Justice Works, Council for Court Excellence, University at Albany Foundation, and Fordham University.

Connie K. Duckworth is a former Partner and Managing Director of Goldman Sachs, and retired in 2000, following a nineteen-year career. She was named Partner in 1990, the first woman sales and trading partner in the firm’s history. After Goldman Sachs, Ms. Duckworth founded ARZU in 2004 to empower destitute women weavers in rural Afghanistan and served pro bono as its Chairman and CEO until its merger with UK-based Turquoise Mountain in 2019. Ms. Duckworth is a Trustee of Equity Residential (EQR) in Chicago and a Director of Steelcase Inc. (SCS) in Grand Rapids, Michigan. Previously, she served on the boards of directors of Northwestern Mutual, Russell Investment Group, Nuveen Investments, Smurfit Stone Container Corporation, and DNP Select Income Fund. In her philanthropic work, Ms. Duckworth is a Trustee of the University of Pennsylvania, an Overseer of The Wharton School, and a member of the International Board of Advisors of the University of Texas at Austin. She serves on the board of NorthShore University HealthSystem, in Evanston, Illinois, where she was the first and only woman Chairman of the Board. She is a founding member of the U.S.-Afghan Women’s Council in Washington, D.C. and a member of the Bush Institute’s Women’s Initiative Policy Advisory Council in Dallas. The recipient of numerous awards for leadership, social impact and innovation, Ms. Duckworth holds an M.B.A. from the Wharton School and a B.A. from the University of Texas at Austin.

Board of Directors

In connection with the Business Combination, we will amend and restate FVAC’s existing charter to provide for a classified Board of Directors, with two directors in Class I (expected to be James Litinsky and Andrew A. McKnight), three directors in Class II (expected to be Maryanne R. Lavan, General (Retired) Richard B. Myers, and Connie K. Duckworth) and two directors in Class III (expected to be Randall Weisenburger and Daniel Gold), with only one class of directors being elected in each year.

As part of the Charter Proposals and the Director Election Proposal, following the business combination, the term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of MPMC; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of MPMC; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of MPMC. At each succeeding annual meeting of the stockholders of MP, beginning with the first annual meeting of the stockholders of MPMC, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

Committees of the Board of Directors

Upon consummation of the Business Combination, MPMC will have three standing committees—an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee, composed solely of independent directors. The MPMC Board may from time to time establish other committees. Each of the committees will report to the MPMC Board as it deems appropriate and as the MPMC Board may request. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

Randall Weisenburger, Connie K. Duckworth, and Maryanne R. Lavan will be members of the Audit Committee after the Business Combination. Randall Weisenburger will be chairman of the Audit Committee. Each proposed member of the audit committee qualifies as an independent director under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Following the Business Combination, our board of directors will determine which members of our audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and is financially literate, as defined under the rules of the NYSE.

Under its charter, the functions of the Audit Committee will include:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by MPMC;

•	the pre-approval of all non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by MPMC;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•

obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•

discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response, and MPMC’s risk assessment and risk management policies, including MPMC’s major financial risk exposure and steps taken by management to monitor and mitigate such exposure; and

•

reviewing MPMC’s financial reporting and accounting standards and principles, significant changes in such standards or principles or in their application and the key accounting decisions affecting MPMC’s financial statements, including alternatives to, and the rationale for, the decisions made.

Compensation Committee

Andrew A. McKnight, Randall Weisenburger, and Daniel Gold will be members of the Compensation Committee after the Business Combination. Andrew A. McKnight will be chairman of the Compensation Committee. All of the members of the Compensation Committee will be independent directors and will be considered to be a “non-employee director” under Rule 16b-3 of the Exchange Act. Under its charter, the functions of the Compensation Committee will include:

•

reviewing and approving annually corporate goals and objectives relating to the compensation of the Chief Executive Officer (“CEO”), evaluating the performance of the CEO in light of those goals and reviewing and establishing the CEO’s annual compensation and incentive plan participation levels and bases of participation;

•

reviewing and approving annually the evaluation process and compensation structure for MPMC’s or its subsidiaries’ other officers; to evaluate, review and recommend to the MPMC Board any changes to, or additional, stock-based and other incentive compensation plans; and to recommend inclusion of the Compensation Discussion and Analysis in the annual proxy statement and annual report on Form 10-K to be filed with the SEC.

In addition, on an annual basis, the Compensation Committee will conduct an in-depth, broad scope and detailed review of succession planning efforts at multiple levels of the MPMC management team.

The Compensation Committee charter also provides that the Compensation Committee shall have the sole authority to retain or obtain the advice of a compensation consultant, legal counsel or other adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Nominating and Governance Committee

Connie K. Duckworth, General (Retired) Richard B. Myers, and Maryanne R. Lavan will be members of the Nominating and Governance Committee after the Business Combination. Connie K. Duckworth will be chairman of the Nominating and Governance Committee. All of the members of the Nominating and Governance Committee will be independent directors.

Under its charter, the functions of the Compensation Committee will include:

•	identifying individuals qualified to become MPMC Board member and recommending to the MPMC Board the director nominees for the next annual meeting of stockholders;

•	recommending to the Board the corporate governance guidelines applicable to MPMC;

•	leading the MPMC Board in its annual review of the performance of (a) the MPMC Board; (b) the MPMC Board committees; and (c) management;

•	recommending to the MPMC Board nominees for each MPMC Board committee; and

•	reviewing and recommending annually for approval by the MPMC Board, the form and amount of non-management director compensation and benefits.

The Nominating and Governance Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms.

The Nominating and Governance Committee has not set specific minimum qualifications for director positions. Instead, the Nominating and Governance Committee will review nominations for election or re-election to the Board on the basis of a particular candidate’s merits and MPMC’s needs after taking into account the current composition of the MPMC Board. When evaluating candidates annually for nomination for election, the Nominating and Governance Committee will consider an individual’s skills, diversity, independence, experience in areas that address the needs of the MPMC Board and ability to devote adequate time to MPMC Board duties. The Nominating and Governance Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election. Whenever a new seat or a vacated seat on the MPMC Board is being filled, candidates that appear to best fit the needs of the MPMC Board and MPMC will be identified, interviewed and evaluated by the Nominating and Governance Committee. Candidates selected by the Nominating and Governance Committee will then be recommended to the full MPMC Board.

Code of Ethics

MPMC is expected to adopt a Code of Ethics applicable to its directors, executive officers and employees that complies with the rules and regulations of the NYSE. The Code of Ethics will codify the business and ethical principles that govern all aspects of MP’s business. A copy of the Code of Ethics that will be in effect after the Business Combination will be filed with the SEC and will be provided without charge upon written request after the Business Combination to Sheila Bangalore, Chief Strategy Officer & General Counsel, in writing at 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119. Following the Business Combination, MPMC intends to disclose any amendments to or waivers of certain provisions of its Code of Ethics on MPMC’s website.

DESCRIPTION OF SECURITIES

References in this section to “we”, “our”, “us” and the “company” generally refer to FVAC, prior to the Business Combination, and MPMC and its consolidated subsidiaries after giving effect to the Business Combination.

The following summary of the material terms of the securities of MPMC, the combined company following the Business Combination, is not intended to be a complete summary of the rights and preferences of such securities. The full text of the proposed Second Amended and Restated Certificate of Incorporation is attached as Annex B to this proxy statement/consent solicitation/prospectus. We urge you to read our Second Amended and Restated Certificate of Incorporation in its entirety for a complete description of the rights and preferences of MPMC’s securities following the Business Combination.

Authorized and Outstanding Stock

The Second Amended and Restated Certificate of Incorporation authorizes the issuance of [●],000,000 shares of capital stock, consisting of (i) [●],000,000 shares of common stock, consisting entirely of [●],000,000 shares of MPMC Class A common stock, $0.0001 par value per share (after giving effect to the conversion of each outstanding share of FVAC Class F common stock immediately prior to the closing of the Business Combination into one share of FVAC Class A common stock) and (ii) [●] shares of preferred stock, par value $0,0001 per share. The outstanding shares of our Common Stock are, and the shares of MPMC Class A common stock issuable in connection with the Business Combination pursuant to the Merger Agreement and the Private Placement will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the FVAC Special Meeting, there were (i) [●] shares of FVAC Common Stock outstanding, held of record by approximately four (4) holders, (ii) no shares of preferred stock outstanding (iii) 5,933,333 Private Placement Warrants outstanding, held of record by approximately one (1) holder, (iv) [●] FVAC public warrants outstanding, held of record by approximately one (1) holder and (v) [●] public units outstanding, held of record by approximately one (1) holder. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

Common Stock

Class A Common Stock

The Second Amended and Restated Certificate of Incorporation provides that the MPMC Class A common stock will have identical rights, powers, preferences and privileges to current FVAC Class A common stock under the current certificate of incorporation.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Second Amended and Restated Certificate of Incorporation, the holders of MPMC Class A common stock will possess all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to the rights, if any of the holders of any outstanding shares of preferred stock, under the Second Amended and Restated Certificate of Incorporation, holders of MPMC Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the FVAC Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of MPMC under the Second Amended and Restated Certificate of Incorporation, the holders of MPMC Class A common stock will be entitled to receive all the remaining assets of MPMC available for distribution to MPMC stockholders, ratably in proportion to the number of shares of MPMC common stock held by them, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Under the Second Amended and Restated Certificate of Incorporation, MPMC stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to MPMC Class A common stock.

Election of Directors

The FVAC Board is currently composed of only one class, with each of our directors serving for a two-year term. Holders of FVAC Class F common stock have the right to elect all of our directors prior to consummation of the Business Combination and holders of FVAC Class A common stock do not currently have the right to vote on the election of directors prior to the consummation of our initial business combination. These provisions of the current certificate of incorporation may only be amended if approved by holders of at least 90% of our outstanding FVAC Common Stock entitled to vote thereon. Subject to any other rights applicable to the stockholders, any vacancies on the FVAC Board may be filled by the affirmative vote of a majority of the remaining directors of the FVAC Board or by a majority of the holders of FVAC Common Stock (or, prior to the Business Combination, a majority of the holders of FVAC Class F common stock). However, if the Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal, and the Director Election Proposal are approved at the FVAC Special Meeting, this structure will change.

Following the completion of the Business Combination, the structure of the MPMC Board will differ from the structure of the FVAC Board, as discussed in greater detail in “Proposal No. 3: Board Classification”. Under the terms of the Second Amended and Restated Certificate of Incorporation, upon the effectiveness thereof, the MPMC Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term. The term of office of the Class I directors will expire at the first annual meeting of the stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation. The term of office of the Class II directors will expire at the second annual meeting of the stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation. The term of office of the Class III directors will expire at the third annual meeting of the stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation.

Under the Second Amended and Restated Certificate of Incorporation, there will be no cumulative voting with respect to the election of directors, with the result that following the consummation of the Business Combination, directors of MPMC will be elected by a plurality of the votes cast at a meeting of the MPMC stockholders by holders of MPMC Class A common stock.

Preferred Stock

Our Second Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The FVAC Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The FVAC Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the FVAC Common Stock and could have anti-takeover effects. The ability of the FVAC Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Capital Stock Prior to the Business Combination

We are providing stockholders with the opportunity to redeem all or a portion of their public shares of FVAC Class A common stock upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two (2) business days prior to the closing of the Business Combination, including interest not previously released to FVAC to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The Insiders have agreed to waive their redemption rights with respect to their shares of FVAC Common Stock in connection with the consummation of the Business Combination. The Insiders have also agreed to waive their right to a conversion price adjustment with respect to any shares of FVAC Common Stock held by them in connection with the consummation of the Business Combination.

We will consummate the Business Combination only if a majority of our outstanding shares of FVAC Common Stock entitled to vote and actually cast thereon at the FVAC Special Meeting are voted in favor of the Business Combination Proposal at the FVAC Special Meeting. However, the participation of the Insiders, or their affiliates in privately negotiated transactions (as described in this proxy statement), if any, could result in the approval of the Business Combination even if a majority of the stockholders vote, or indicate their intention to vote, against the Business Combination.

The Insiders have agreed to vote their shares of FVAC Common Stock in favor of the Business Combination. As of the date of filing this proxy statement, the Insiders, directors and officers do not currently hold any public shares. Public stockholders may elect to redeem their public shares whether they vote for or against the Business Combination.

In accordance with our current charter, if we are unable to consummate a business combination by May 4, 2022, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to lawfully available funds therefor, redeem our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the FVAC Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Insiders have entered into an amended letter agreement with us, pursuant to which they have agreed to waive their (a) redemption rights with respect to any (1) shares of FVAC Class F common stock and FVAC Class A common stock such Insiders may acquire following the date of the letter agreement, if any, in connection with the consummation of the Business Combination and (2) any redemption rights that may be available in the context of a tender offer made by FVAC to purchase public shares of FVAC Common Stock and (b) right, title, interest or claim to any monies in the Trust Account as a result of any liquidation of FVAC with respect to the shares of FVAC Class F common stock held by such Insider if we fail to consummate our initial business combination by May 4, 2022. However, if the Insiders acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the required time period.

In the event of a liquidation, dissolution or winding up of MPMC after the Business Combination, holders of our Common Stock are entitled to share ratably in proportion to the number of shares of MPMC Class A Stock (on an as converted basis with respect to the Founder Shares) in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the FVAC Class A common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the FVAC Class A common stock, except that we will provide our stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The FVAC Class F common stock, which we also refer to as our “Founder Shares”, are identical to the shares of FVAC Class A common stock included in the units sold in FVAC’s IPO, and holders of Founder Shares have the same stockholder rights as public stockholders, except that: (i) only holders of the Founder Shares have the right to vote on the election of directors prior to our initial business combination; (ii) the Founder Shares are subject to certain transfer restrictions; (iii) the Insiders have entered into an amended letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with (1) the completion of our initial business combination and (2) a stockholder vote to amend our current certificate of incorporation (B) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by May 4, 2022 or (A) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (B) to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination by May 4, 2022 (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our business combination within such time period); (iv) the Founder Shares will automatically convert into shares of our FVAC Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein; and (v) the Founder Shares are entitled to registration rights. If we submit our initial business combination to our public stockholders for a vote, the Insiders have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares and any public shares held by them in favor of our initial business combination.

The Founder Shares will automatically convert into shares of our FVAC Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of FVAC Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in FVAC’s IPO and related to the closing of our initial business combination, the ratio at which the Founder Shares shall convert into shares of FVAC Class A common stock will be adjusted (unless the holders of a majority of the outstanding Founder Shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of FVAC Class A common stock issuable upon conversion of all the Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of shares of common stock outstanding upon the completion of FVAC’s IPO plus all shares of FVAC Class A common stock and equity-linked securities issued or deemed issued in connection with our initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our sponsor, each of whom will be subject to the same transfer restrictions) until the earliest to occur of: (A) one year after the completion of our initial business combination; (B) subsequent to our initial business combination, if the last reported sale price of the FVAC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least 150 days after our initial business combination; and (C) the date following the completion of our initial business combination on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Warrants

Public Stockholders’ Warrants

Each whole public warrant entitles the registered holder to purchase one share of our FVAC Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of FVAC’s IPO or 30 days after the completion of our initial business combination. A warrant holder may exercise its public warrants only for a whole number of shares of FVAC Class A common stock. This means that only a whole public warrant may be exercised at any given time by a warrant holder. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of FVAC Class A common stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the shares of FVAC Class A common stock underlying the FVAC public warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will we be required to net cash to settle any warrant. In the event that a registration statement is not effective for the exercised public warrants, the purchaser of a unit containing such public warrant will have paid the full purchase price for the unit solely for the share of FVAC Class A common stock underlying such FVAC unit.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of FVAC Class A common stock issuable upon exercise of the FVAC public warrants. We will use our best efforts to cause the same to become effective within sixty (60) business days after the closing of our initial business combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the FVAC public warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our FVAC Class A common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for Cash. Once the FVAC public warrants become exercisable, we may call the FVAC public warrants for redemption (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per public warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the last reported sale price of shares of the FVAC Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading day period ending on the third trading day prior to the date we send to the notice of redemption to the warrant holders.

If and when the FVAC public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise their warrants.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the FVAC public warrants, each warrant holder will be entitled to exercise his, her or its public warrant prior to the scheduled redemption date. However, the price of the FVAC Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Warrants for Class A Common Stock. Commencing ninety days after the FVAC public warrants become exercisable, we may redeem the outstanding public warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our FVAC Class A common stock (as defined below) except as otherwise described below;

•

if, and only if, the last reported sale price of our FVAC Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders;

•

if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of FVAC Class A common stock) as the outstanding public warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of FVAC Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of FVAC Class A common stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our FVAC Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per public warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants, and the number of months that the corresponding redemption date precedes the expiration date of the FVAC public warrants, each as set forth in the table below.

Pursuant to the warrant agreement, references above to FVAC Class A common stock shall include a security other than FVAC Class A common stock into which the FVAC Class A common stock has been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of shares of FVAC Class A common stock to be issued upon exercise of the warrants if we are not the surviving entity following our initial business combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a public warrant is adjusted as set forth below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a public warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a public warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a public warrant.

Redemption Date	Fair Market Value of Class A Common Stock
(period to expiration of warrants)	10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of FVAC Class A common stock to be issued for each public warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of our FVAC Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the FVAC public warrants is $11.00 per share, and at such time there are 57 months until the expiration of the FVAC public warrants, holders may choose to, in connection with this redemption feature, exercise their public warrants for 0.277 FVAC Class A common stock for each whole public warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our FVAC Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the FVAC public warrants is $13.50 per share, and at such time there are 38 months until the expiration of the FVAC public warrants, holders may choose to, in connection with this redemption feature, exercise their public warrants for 0.298 FVAC Class A common stock for each whole public warrant. In no event will the FVAC public warrants be exercisable in connection with this redemption feature for more than 0.365 shares of FVAC Class A common stock per public warrant. Finally, as reflected in the table above, if the FVAC public warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of FVAC Class A common stock.

This redemption feature differs from the typical public warrant redemption features used in other blank check offerings, which typically only provide for a redemption of public warrants for cash (other than the Private Placement Warrants) when the trading price for the FVAC Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding public warrants to be redeemed when the FVAC Class A common stock is trading at or above $10.00 per share, which may be at a time when the trading price of our FVAC Class A common stock is below the exercise price of the FVAC public warrants. We have established this redemption feature to provide us with the flexibility to redeem the FVAC public warrants without the FVAC public warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of Warrants for Cash.” Holders choosing to exercise their public warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their public warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding public warrants, and therefore have certainty as to our capital structure as the FVAC public warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to public warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the FVAC public warrants if we determine it is in our best interest to do so. As such, we would redeem the FVAC public warrants in this manner when we believe it is in our best interest to update our capital structure to remove the FVAC public warrants and pay the redemption price to the public warrant holders.

As stated above, we can redeem the FVAC public warrants when the FVAC Class A common stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing public warrant holders with the opportunity to exercise their public warrants on a cashless basis for the applicable number of shares. If we choose to redeem the FVAC public warrants when the FVAC Class A common stock is trading at a price below the exercise price of the FVAC public warrants, this could result in the public warrant holders receiving fewer FVAC Class A common stock than they would have received if they had chosen to wait to exercise their public warrants for FVAC Class A common stock if and when such FVAC Class A common stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of FVAC Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of FVAC Class A common stock to be issued to the holder. If, at the time of redemption, the FVAC public warrants are exercisable for a security other than the shares of FVAC Class A common stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the FVAC public warrants may be exercised for such security.

Redemption Procedures and Cashless Exercise. If we call the FVAC public warrants for redemption as described above under “—Redemption of Warrants for Cash,” management will have the option to require any holder that wishes to exercise his, her or its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of public warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of FVAC Class A common stock issuable upon the exercise of our public warrants. If our management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering their public warrants for that number of shares of FVAC

Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of FVAC Class A common stock underlying the FVAC public warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the FVAC public warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of shares of the FVAC Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of FVAC Class A common stock to be received upon exercise of the FVAC public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a public warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the FVAC public warrants after our initial business combination. If we call our public warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other public warrant holders would have been required to use had all public warrant holders been required to exercise their public warrants on a cashless basis, as described in more detail below.

A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the public warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of FVAC Class A common stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of our FVAC Class A common stock is increased by a stock dividend payable in shares of FVAC Class A common stock to all or substantially all holders of FVAC Class A common stock, or by a split-up of shares of FVAC Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of FVAC Class A common stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of FVAC Class A common stock. A rights offering to holders of shares of FVAC Class A common stock entitling holders to purchase shares of FVAC Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of FVAC Class A common stock equal to the product of (i) the number of shares of FVAC Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for FVAC Class A common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of FVAC Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for FVAC Class A common stock, in determining the price payable for FVAC Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of FVAC Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of FVAC Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the FVAC public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all holders of FVAC Class A common stock on account of such shares of FVAC Class A common stock (or other shares of our capital stock into which the FVAC public warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of FVAC Class A common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of FVAC Class A common stock in connection with a stockholder vote to amend our current certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by May 4, 2022 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the public warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of FVAC Class A common stock in respect of such event.

If the number of outstanding shares of our FVAC Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of FVAC Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of FVAC Class A common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of FVAC Class A common stock.

Whenever the number of shares of FVAC Class A common stock purchasable upon the exercise of the FVAC public warrants is adjusted, as described above, the public warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of FVAC Class A common stock purchasable upon the exercise of the FVAC public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of FVAC Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of FVAC Class A common stock (other than those described above or that solely affects the par value of such shares of FVAC Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of FVAC Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the FVAC public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the FVAC public warrants and in lieu of our shares of FVAC Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the FVAC public warrants would have received if such holder had exercised their public warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each public warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the company’s current certificate of incorporation or bylaws or as a result of the redemption of FVAC Class A common stock by the company if a proposed initial business combination is presented to the FVAC stockholder of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding FVAC Class A common stock, the holder of a public warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such public warrant holder had exercised the public warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the FVAC Class A common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of FVAC Class A common stock in such a transaction is payable in the form of FVAC Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within thirty (30) days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.

The public warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement pertaining to FVAC’s IPO, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the FVAC Board, and in the case of any such issuance to our initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

The warrant holders do not have the rights or privileges of holders of FVAC Class A common stock and any voting rights until they exercise their warrants and receive shares of FVAC Class A common stock. After the issuance of shares of FVAC Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Private Placement Warrants

The Sponsor purchased 5,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant for an aggregate purchase price of $8,900,000 in a Private Placement that occurred on FVAC’s IPO closing date. The Private Placement Warrants are identical to the warrants sold as part of the units in FVAC’s IPO except that, so long as they are held by the Sponsor or its permitted transferees, (i) they will not be redeemable by us (except as described above under “Description of Securities—Warrants—Public Stockholders’ Warrants—Redemption of warrants for Class A common stock”), (ii) they will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with the Sponsor), (iii) they may be exercised by the holders on a cashless basis, and (iv) they (including the shares of FVAC Class A common stock issuable upon exercise of these warrants) are entitled to registration rights. If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in FVAC’s IPO.

If holders of the Private Placement Warrants elect to exercise their warrants on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of FVAC Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of FVAC Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the FVAC Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders are permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of FVAC Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

FVAC and the Sponsor have agreed that, in connection with the consummation of the Business Combination, Sponsor shall exchange all 5,933,333 of its Private Placement Warrants for an aggregate of 890,000 shares of FVAC Class F common stock that, upon the consummation of the Business Combination, will be converted into FVAC Class A common stock (which will not be subject to vesting or forfeiture restrictions under the Parent Sponsor Letter Agreement), subject to and immediately prior to the consummation of the Business Combination.

Dividends

We have not paid any cash dividends on our Common Stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of the FVAC Board at such time. In addition, the FVAC Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Transfer Agent and Warrant Agent

The Transfer Agent for our Common Stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, FVAC’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and our current certificate of incorporation and bylaws as well as provisions of the Second Amended and Restated Certificate of Incorporation could make it more difficult to acquire the post-combination company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the post-combination company to first negotiate with the board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the MPMC Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of the FVAC Common Stock.

We are currently subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Assuming the approval of Proposal No. 4 at the FVAC Special Meeting, we will no longer be subject to Section 203 upon the effectiveness of Proposal No. 4.

Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with (i) a stockholder who owns fifteen percent (15%) or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (ii) an affiliate of an interested stockholder; or (iii) an associate of an interested stockholder, in each case, for three years following the date that such stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	the FVAC Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by the FVAC Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

In addition, both our current certificate of incorporation and our Second Amended and Restated Certificate of Incorporation provide for certain other provisions that may have an anti-takeover effect:

•	There is no cumulative voting with respect to the election of directors.

•

Our board of directors is empowered to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances.

•	Directors may only be removed from the board of directors for cause.

•	A prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.

•

A prohibition on stockholders calling a special meeting and the requirement that a meeting of the stockholders may only be called by members of our board of directors, by our Chief Executive Officer or by our Chairman, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

•

Our authorized but unissued Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board:

Under the terms of the Second Amended and Restated Certificate of Incorporation, upon the effectiveness thereof, the MPMC Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term. The term of office of the Class I directors will expire at the first annual meeting of the stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation. The term of office of the Class II directors will expire at the second annual meeting of the stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation. The term of office of the Class III directors will expire at the third annual meeting of the stockholders of MPMC following the effectiveness of the Second Amended and Restated

Certificate of Incorporation. Members of the MPMC Board will be elected by a plurality of the votes cast at each annual meeting of the stockholders of MPMC. Following the consummation of the Business Combination, Directors will be elected by a plurality of the votes cast at a meeting of the stockholders by holders of MPMC Class A common stock. So long as the MPMC Board is classified, it would take at least two elections of directors for any individual or group to gain control of the MPMC Board. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of MPMC.

Advance notice requirements for stockholder proposals and director nominations

Our current bylaws and the Amended and Restated Bylaws provide that stockholders seeking to bring business before the annual meeting of the stockholders, or to nominate candidates for election as directors at the annual meeting of the stockholders of FVAC or MPMC, as applicable, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of the stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our current bylaws and the Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude the stockholders of FVAC or MPMC, as applicable, from bringing matters before our annual meeting of the stockholders or from making nominations for directors at our annual meeting of the stockholders.

Exclusive Forum

The Second Amended and Restated Certificate of Incorporation will provide that unless MPMC consents to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of MPMC, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to MPMC or its stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or the Second Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws or (4) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Additionally, the Second Amended and Restated Certificate of Incorporation will also provide that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws, including the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of MPMC shall be deemed to have notice of and consented to the forum provisions in the Second Amended and Restated Certificate of Incorporation; however, there is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. Additionally, investors cannot waive MPMC’s compliance with federal securities laws and the rules and regulations thereunder.

Rule 144 and Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

In general, Rule 144 of the Securities Act, which we refer to as “Rule 144”, permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person who has beneficially owned restricted shares of our Common Stock or warrants for at least one year would be entitled to sell their securities pursuant to Rule 144, provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of FVAC Common Stock or warrants, as applicable, then outstanding; or

•	the average weekly reported trading volume of the FVAC Common Stock or warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144, when available, will also limited by manner of sale provisions and notice requirements.

As of the FVAC record date, we had [●],000,000 shares of FVAC Common Stock outstanding. Of these shares, [●],000,000 shares sold in FVAC’s IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the [●],000,000 Founder Shares owned by the Insiders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the Business Combination is approved, the shares of our Common Stock we issue to the Private Placement Investors pursuant to the Subscription Agreements will be restricted securities for purposes of Rule 144.

As of the FVAC record date, there are [●] warrants of FVAC outstanding, consisting of [●] public warrants originally sold as part of the units issued in FVAC’s IPO and [●] Private Placement Warrants that were sold by FVAC to the Sponsor in a private sale prior to FVAC’s IPO. Each warrant is exercisable for one share of our FVAC Class A common stock, in accordance with the terms of the warrant agreement governing the warrants. Of these warrants, [●] are public warrants and are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to file no later than fifteen (15) business days after the closing of the Business Combination a registration statement under the Securities Act covering the [●] shares of our FVAC Class A common stock that may be issued upon the exercise of the FVAC public warrants, and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the warrants.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Business Combination.

Registration Rights

At the closing of the Business Combination, FVAC, the Insiders, the Companies and certain other signatories thereto will enter into an A&R RRA in respect of shares of MPMC Class A common stock held by them, providing for, among other things, customary registration rights, including demand, shelf and piggy-back rights, subject to cut-back provisions. The Insiders and the Companies will each agree not to sell, transfer, pledge or otherwise dispose of shares of MPMC Class A common stock they hold or receive, subject to certain exceptions, for certain time periods specified therein.

Additionally, FVAC agreed that within fifteen (15) business days after the closing of the initial business combination, FVAC will file with the SEC a registration statement for the registration, under the Securities Act, of the shares of FVAC Class A common stock issuable in connection with the PIPE Investment.

For more information on the A&R RRA, please see the section entitled “Related Agreements—Amended and Restated Registration Rights Agreement” beginning on page [●] of this proxy statement/consent solicitation/prospectus.

Listing of Securities

FVAC Class A common stock is listed on the NYSE under the symbol “FVAC”. FVAC’s public warrants are listed on the NYSE under the symbol “FVAC WS”. FVAC’s units that have not separated are listed on the NYSE under the symbol “FVAC.U”. Following the Business Combination, MPMC Class A common stock (including common stock issuable in the Business Combination) will be listed on the NYSE under the symbol “MP”.

DESCRIPTION OF CERTAIN INDEBTEDNESS

MPMO Unsecured Note

On April 4, 2017, MPMO issued an unsecured promissory note (as amended, restated, supplement or modified from time to time, the “MPMO Unsecured Note”) to certain investment funds managed by and/or affiliated with JHL Capital Group or QVT Financial, in exchange for loans extended by those entities. As of June 30, 2020, the lenders under the MPMO Unsecured Note are the QVT Holders and JHL Capital Group Holdings Two LLC, who together own all of the issued and outstanding MPMO common units. The MPMO Unsecured Note bears interest at a rate of 5% per annum, and is payable in arrears on the maturity date. Payment of the principal amount under the MPMO Unsecured Note is due upon demand by the lenders. The MPMO Unsecured Note may be prepaid at any time without premium or penalty. As of June 30, 2020, the principal amount outstanding (including accrued interest) under the MPMO Unsecured Note was approximately $6.2 million. In accordance with the Merger Agreement, the MPMO Unsecured Note will be repaid in full by FVAC (on behalf of MPMO) at the closing of the Business Combination.

MPMO Secured Note

On August 7, 2017, MPMO issued a secured promissory note (as amended, restated, supplement or modified from time to time, the “MPMO Secured Note”) to certain investment funds managed by and/or affiliated with JHL Capital Group or QVT Financial, in exchange for a loan extended by those entities. As of June 30, 2020, the lenders under the MPMO Secured Note are the QVT Holders and JHL Capital Group Holdings Two LLC, who together own all of the issued and outstanding MPMO common units. The MPMO Secured Note is secured by a lien on certain mining equipment acquired by MPMO in 2017. The MPMO Secured Note bears interest at a rate of 10% per annum, payable in kind on each date on which a payment on the principal amount is made, with the amount of such interest being added to the principal balance. Payments on the principal amount under the MPMO Secured Note are due (i) at any time MPMO sells any of the equipment securing the loans under the MPMO Secured Note, with the proceeds of such sale being used to repay the loans, and (ii) upon the final maturity date, February 15, 2021. The MPMO Secured Note may be prepaid at any time without premium or penalty. As of June 30, 2020, the principal amount outstanding (including accrued interest) under the MPMO Secured Note was approximately $14.9 million. In accordance with the Merger Agreement, the MPMO Secured Note will be repaid in full by FVAC (on behalf of MPMO) at the closing of the Business Combination.

Shenghe Prepayment Funding

Shenghe Resources (Singapore) has provided funding to MPMO as prepayments for the rare earth products to be sold to Shenghe Resources (Singapore) under the A&R Offtake Agreement (as defined below). The A&R Offtake Agreement, whereby MPMO sells to Shenghe Resources (Singapore), and Shenghe Resources (Singapore) purchases on a firm “take or pay” basis, Mountain Pass facility rare earth products, will by its terms continue until Shenghe Resources (Singapore) has fully recouped all of its prepayment funding. See “Certain Relationships and Related Transactions—Certain Relationships and Related Person Transactions—Companies—Shenghe Agreements” and “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Debt for offtake advances (Shenghe)”.

Equipment Notes

MPMO has entered into several financing agreements for the purchase of equipment, including trucks, tractors, loaders, graders, and various other machinery. As of June 30, 2020, MPMO had approximately $2.5 million in principal (and accrued interest) outstanding under these equipment notes.

PPP Loan

On April 16, 2020, MPMO obtained a loan of approximately $3.4 million pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted on March 27,

2020. The loan, evidenced by a note, dated April 15, 2020, was issued by CIBC Bank USA, matures on April 14, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 15, 2020. Under the terms of the PPP, the loan may be forgiven if the funds are used for qualifying expenses as described in the CARES Act. MPMO has used the entire loan amount for qualifying expenses. While MPMO may apply for forgiveness of the PPP loan in accordance with the requirements and limitations under the CARES Act and Small Business Administration (“SBA”) regulations and requirements, no assurance can be given that any portion of the PPP loan will be forgiven. Based on guidance from the United States Department of the Treasury, since the total PPP loan proceeds exceeded $2.0 million, the forgiveness application will be subject to audit by the SBA.

COMPARISON OF STOCKHOLDER RIGHTS

General

Each of MPMO and SNR is formed under the laws of the State of Delaware and the rights of MPMO’s and SNR’s respective unitholders are governed by the laws of the State of Delaware, including the Delaware Limited Liability Company Act, and the respective certificates of formation and limited liability company agreements of MPMO and SNR. As a result of the Business Combination, MPMO and SNR unitholders who receive shares of MPMC Class A common stock will become MPMC stockholders. FVAC (which will become MPMC immediately following the consummation of the Business Combination) is incorporated under the laws of the State of Delaware and the rights of MPMC stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws. Thus, following the Business Combination, the rights of MPMO and SNR unitholders who become MPMC stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the respective certificates of formation and limited liability company agreements of MPMO and SNR and instead will be governed by the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of MPMO and SNR unitholders under the respective certificates of formation and limited liability company agreements of MPMO and SNR (left and center columns, respectively), and the rights of MPMC stockholders under the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the respective certificates of formation and limited liability company agreements of MPMO and SNR, and forms of the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

MPMO	SNR	MPMC
Authorized Capital Stock

MPMO is authorized to issue equity interests in MPMO designated as units, which initially consisted of common units and preferred units. The total number of units of any class is unlimited. The MPMO Board is authorized to issue additional units or other securities from time to time.

As of [●], 2020, there were 1,000 common units of MPMO outstanding, and 110.98 preferred units of MPMO outstanding. As of the same date, there was also a warrant outstanding exercisable for 89.88 preferred units of MPMO.

SNR is authorized to issue equity interests in SNR designated as units. The total number of units of any class is unlimited. The SNR Board is authorized to issue additional units or other securities from time to time.

As of [●], 2020, there were 6,850,677.97 common units of SNR outstanding.

MPMC will be authorized to issue [●],000,000 shares of capital stock, consisting of (i) [●],000,000 shares of Common Stock, consisting entirely of [●],000,000 shares of FVAC Class A common stock, $0.0001 par value per share (after giving effect to the conversion of each outstanding share of FVAC Class F common stock immediately prior to the closing of the Business Combination into one share of FVAC Class A common stock) and (ii) [●],000,000 shares of preferred stock, par value $0.0001 per share.

As of [●], 2020, there will be [●],000,000 shares of FVAC Class A common stock (assuming

MPMO	SNR	MPMC
no redemptions) outstanding following consummation of the Business Combination. There will be no shares of preferred stock outstanding following the consummation of the Business Combination.
Rights of Preferred Stock

The preferred units in MPMO: (i) have no voting or approval rights, except for under limited circumstances; (ii) are convertible, subject to certain restrictions, into common units in MPMO at a conversion ratio of 1-for-1, which ratio is subject to adjustment in the event of any subdivision, combination or distribution payable in in common units; and (iii) have a nominal preference in the event of a liquidation or other extraordinary event and, after such preference has been paid, participate ratably with the common units on an as converted basis.	The SNR Board may fix the rights, preferences, privileges, limitations, restrictions and/or obligations for any class or series of units.	MPMC’s board of directors may fix for any series of preferred stock such voting rights, full or limited, or no voting rights, and such designations, powers, preferences and relative, participating, optional, special or other rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the MPMC Board providing for the issuance of such series.
Number and Qualification of Directors

The MPMO Board is constituted of up to five managers.	The number of managers that constitutes the entire SNR Board is five (divided into three classes—Class I, Class II and Class III).	The number of directors that constitutes the entire MPMC Board will be fixed exclusively by resolution of the MPMC Board.
Election of Directors

Each of JHL Capital Group Holdings Two LLC and the QVT Holders has the right to designate one manager, in each case for so long as JHL Capital Group Holdings Two LLC or the QVT Holders, as applicable, own at least 50% of the MPMO units acquired by such party(ies) (or their respective affiliated entities) at the time of execution of the MPMO LLC Agreement.

The remaining managers may be appointed by the MPMO Board from time to time.

	The managers of SNR are elected by members owning a plurality of the SNR common units that are voted in the election of managers.	MPMC’s board of directors will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term. The term of office of the Class I directors will expire at the first annual meeting of stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation. The term of office of the Class II directors will expire at the second annual

MPMO	SNR	MPMC
meeting of stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation. The term of office of the Class III directors will expire at the third annual meeting of stockholders of MPMC following the effectiveness of the Second Amended and Restated Certificate of Incorporation.
Removal of Directors

For so long as JHL Capital Group Holdings Two LLC or the QVT Holders, as applicable, has the right to designate a manager, the removal of the manager designated by such party(ies) may only be effected at the written request of such party(ies). Any other managers may be removed upon approval of the MPMO Board.	The SNR LLC Agreement provides that no manager may be removed, with or without cause, by a vote or written consent of the members.	Any director may be removed from office at any time, but only for “cause” and only by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of MPMC entitled to vote in the election of directors, voting together as a single class. For these purposes, “cause” means (i) conduct by a director constituting an act of willful misconduct or gross negligence in connection with the performance of his/her duties as a director of MPMC, (ii) the commission or any conviction by a director of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty, harassment or fraud, or any conduct by the director that would reasonably be expected to result in material injury to MPMC or any of its subsidiaries or affiliates if he/she were retained in his/her position; (iii) continued non-performance by a director of his/her duties to MPMC (other than by reason of the director’s physical or mental illness, incapacity, or disability) which has continued for more than thirty (30) days following written notice of such non-performance from the MPMC Board; or (iv) willful failure to cooperate with an investigation by regulatory or law enforcement authorities.

MPMO	SNR	MPMC

Voting

Each common unit of MPMO is entitled to one vote on all matters submitted to the members.	Each common unit of SNR is entitled to one vote on all matters submitted to the members.	Each share of MPMC Class A common stock is entitled to one vote on all matters properly submitted to the stockholders.
Cumulative Voting

The MPMO LLC Agreement does not authorize cumulative voting with respect to the election of managers.	The SNR LLC Agreement does not authorize cumulative voting with respect to the election of managers.	The Second Amended and Restated Certificate of Incorporation does not authorize cumulative voting with respect to the election of directors.
Vacancies on the Board of Directors

For so long as JHL Capital Group Holdings Two LLC or the QVT Holders, as applicable, has the right to designate a manager, any vacancy arising from the manager designated by such party(ies) ceasing to be a manager may only be filled by such party(ies). Any other vacancy may be filled upon approval of the MPMO Board.	Any vacancy on the SNR Board may be filled only by the vote or written consent of the SNR Board.	Any newly created directorship resulting from an increase in the number of directors and any vacancy on MPMC Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).
Special Meeting of the Board of Directors

Special meetings of the MPMO Board may be called on at least twenty-four (24) hours’ notice to each manager by any two managers. Such notice to the managers need not state the purpose or purposes of, or the business to be transacted at, such meeting, except as may be otherwise required by applicable law.	Special meetings of the SNR Board may be called on at least twenty-four (24) hours’ notice to each manager by any two managers. Such notice to the managers need not state the purpose or purposes of, or the business to be transacted at, such meeting, except as may be otherwise required by applicable law.	The Amended and Restated Bylaws provide that special meetings of the MPMC Board (a) may be called by the chairman of the MPMC Board or the president, and (b) will be called by the chairman of the MPMC Board, president or secretary on the written request of at least a majority of directors then in office, or the sole director, as applicable.
Stockholder Action by Written Consent

Any vote, consent, approval or other action required or permitted to be taken by the members may be taken without a meeting by the written consent of members owning a majority of the common units, provided that for so long as investment funds managed by or affiliated with JHL Capital Group Holdings Two LLC or the QVT Holders, as applicable, own at least 50% of the MPMO units acquired by such party(ies) (or their respective affiliated entities) at the time of	Any vote, consent, approval or other action required or permitted to be taken by the members may be taken without a meeting by the written consent of members owning a majority of the common units.	The Second Amended and Restated Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of MPMC must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

MPMO	SNR	MPMC
execution of the MPMO LLC Agreement, then such action will require the affirmative vote of JHL Capital Group Holdings Two LLC or the QVT Holders, as applicable.
Amendment to Certificate of Incorporation

The MPMO LLC Agreement generally delegates management authority to the MPMO Board and does not expressly require member approval for any amendment to MPMO’s certificate of formation. Accordingly, MPMO’s certificate of formation may be amended upon approval of the MPMO Board.	The SNR LLC Agreement generally delegates management authority to the SNR Board and does not expressly require member approval for any amendment to SNR’s certificate of formation. Accordingly, SNR’s certificate of formation may be amended upon approval of the SNR Board.

The Second Amended and Restated Certificate of Incorporation provides that Article V of the Second Amended and Restated Certificate of Incorporation relating to the MPMC Board may be amended, altered, repealed or rescinded only by the affirmative vote of the stockholders holding at least 66.7% in voting power of all outstanding shares of capital stock of MPMC entitled to vote generally in the election of directors, voting together as a single class.

The Second Amended and Restated Certificate of Incorporation may otherwise be amended, altered, changed or repealed in the manner prescribed by the Second Amended and Restated Certificate of Incorporation and the DGCL. The DGCL allows an amendment to a charter generally with the approval of the board of directors and the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote thereon, voting together as a single class.

Amendment to Bylaws

The MPMO LLC Agreement may be amended only by a written instrument approved by the MPMO Board and signed by MPMO and members holding at least a majority of the outstanding common units, except that any amendment to certain sections require the written consent of Leshan Shenghe, as the principal preferred member; provided that for so long as JHL Capital Group Holdings Two LLC or the QVT	The SNR LLC Agreement may be amended only by a written instrument approved by the SNR Board and signed by SNR and members holding at least a majority of the outstanding common units.	The MPMC Board has the power and is expressly authorized to adopt, amend, alter or repeal the bylaws of MPMC. The affirmative vote of a majority of the MPMC Board is required to adopt, amend, alter or repeal the bylaws of MPMC. The bylaws of MPMC may also be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the

MPMO	SNR	MPMC
Holders, as applicable, own at least 50% of the MPMO units acquired by such party(ies) (or their respective affiliated entities) at the time of execution of the MPMO LLC Agreement, then any amendment will require the written consent of JHL Capital Group Holdings Two LLC or the QVT Holders, as applicable, and provided further that any amendment to change the rights, preferences, priorities or obligations with respect to the preferred units will require the written consent of the holders of a majority of the preferred units and Leshan Shenghe, as the principal preferred member, for so long as it owns at least 5% of the common units on as converted basis.

holders of any class or series of capital stock of MPMC required by applicable law or the Second Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of MPMC entitled to vote generally in the election of directors, voting together as a single class, will be required for the stockholders to adopt, amend, alter or repeal the bylaws of MPMC; and provided further, however, that no bylaws subsequently adopted by the stockholders will invalidate any prior act of the MPMC Board that would have been valid if such bylaws had not been adopted.

Notwithstanding the foregoing, Article VIII of the Amended and Restated Bylaws relating to indemnification may be amended or repealed only by the affirmative vote of the stockholders holding at least 66.7% in voting power of all outstanding shares of capital stock of MPMC.

Quorum

MPMO Board. A majority of the total number of managers, including the manager designated by JHL Capital Group Holdings Two LLC and the manager designed by the QVT Holders, will constitute a quorum for the transaction of business of the MPMO Board at a meeting.

Members. At all meetings of the members, the presence of members, in person or by proxy, owning a majority of the then outstanding common units required to take the action or actions to be voted upon at such meeting, including JHL Capital Group Holdings Two LLC or the QVT Holders, as applicable, for so long as such party(ies) own at least 50% of the MPMO units acquired by

SNR Board. A majority of the total number of managers will constitute a quorum for the transaction of business of the SNR Board at a meeting.

Members. At all meetings of the members, the presence of members, in person or by proxy, owning a majority of the then outstanding common units required to take the action or actions to be voted upon at such meeting will constitute a quorum for the transaction of business.

Board of Directors. A majority of the MPMC Board will constitute a quorum for the transaction of business at any meeting of the MPMC Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of MPMC representing a majority of the voting power of all outstanding shares of capital stock of MPMC entitled to vote at such meeting will constitute a quorum for the transaction of business at such meeting.

MPMO	SNR	MPMC
such party(ies) (or their respective affiliated entities) at the time of execution of the MPMO LLC Agreement, will constitute a quorum for the transaction of business.
Interested Directors

See “—Interested Stockholders” below.	See “—Duties of Directors” below.	The Second Amended and Restated Certificate of Incorporation provides that the doctrine of corporate opportunity, or any other analogous doctrine, will not apply with respect to MPMC or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations such persons may have upon the effectiveness of the Second Amended and Restated Certificate or in the future. In addition to the foregoing, the doctrine of corporate opportunity will not apply to any other corporate opportunity with respect to any of the directors or officers of MPMC unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of MPMC and such opportunity is one MPMC is legally and contractually permitted to undertake and would otherwise be reasonable for MPMC to pursue.
Interested Stockholders

The MPMO LLC Agreement provides that each of the past, present and future members, managers and each of their respective affiliates, officers, directors, trustees, employees, partners, managers, members, stockholders, beneficiaries and agents, has the right to, and has no duty (contractual, fiduciary or otherwise) not to, directly or indirectly engage in any business, business activity or line of business, including those that are the same or	The SNR LLC Agreement provides that each of the past, present and future members and each of their respective affiliates, officers, directors, trustees, employees, partners, managers, members, stockholders, beneficiaries and agents, has the right to, and has no duty (contractual, fiduciary or otherwise) not to, directly or indirectly engage in any business, business activity or line of	See “—Anti-Takeover Provisions and other Stockholder Protections” below.

MPMO	SNR	MPMC

similar to those of MPMO or may be deemed to be competing with MPMO.

In the event that any of the foregoing persons acquires knowledge of a potential transaction or matter that may be a business opportunity for MPMO, on the one hand, and such person or any other person, on the other hand, such person has no duty (contractual, fiduciary or otherwise) to communicate or present such business opportunity to MPMO, and will not be liable to MPMO or any of its affiliates, members or creditors for breach of any duty (contractual, fiduciary or otherwise) by reason of the fact that such person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to MPMO.

business, including those that are the same or similar to those of SNR or may be deemed to be competing with SNR.

In the event that any of the foregoing persons acquires knowledge of a potential transaction or matter that may be a business opportunity for SNR, on the one hand, and such person or any other person, on the other hand, such person has no duty (contractual, fiduciary or otherwise) to communicate or present such business opportunity to SNR, and will not be liable to SNR or any of its affiliates, members or creditors for breach of any duty (contractual, fiduciary or otherwise) by reason of the fact that such person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to SNR.

Special Stockholder Meetings

The MPMO Board has the authority, without the requirement for consent by any member, to call meetings of members, in order to discuss any business that may arise at such meeting.	The SNR Board has the authority, without the requirement for consent by any member, to call meetings of members, in order to discuss any business that may arise at such meeting.	The Second Amended and Restated Certificate of Incorporation provides that special meetings of stockholders of MPMC may be called only by the chairman of the MPMC Board, chief executive officer, or the MPMC Board pursuant to a resolution adopted by a majority of the board, and the ability of the stockholders to call a special meeting is specifically denied.
Notice of Stockholder Meetings

Written notice of each meeting of the members must be given to all members not less than 48 hours prior to the time of the meeting. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by applicable law.	Written notice of each meeting of the members must be given to all members not less than 48 hours prior to the time of the meeting. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by applicable law.	Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different

MPMO	SNR	MPMC
from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, will be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL, to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by MPMC not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL.
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

The MPMO LLC Agreement does not authorize its members to propose business to be considered at a meeting.	The SNR LLC Agreement does not authorize its members to propose business to be considered at a meeting.

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in MPMC’s notice of meeting (or any supplement thereto) given by or at the direction of the MPMC Board, (ii) properly brought before the annual meeting by or at the direction of the MPMC Board or (iii) otherwise properly brought before the annual meeting by any stockholder of record entitled to vote at the meeting on the date of giving notice and on the record date, and who complies with the notice procedures set forth in the bylaws.

For business (other than nominations) to be brought before an annual meeting, the stockholder must give timely notice thereof in proper written form to the secretary of MPMC, and the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice

MPMO	SNR	MPMC
must be received by the secretary at the principal executive offices of MPMC not less than ninety (90) or more than one-hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Amended and Restated Bylaws.
Stockholder Nomination of Persons for Election as Directors

See “—Election of Directors” above.	See “—Election of Directors” above.

Nominations of persons for election to the MPMC Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in MPMC’s notice of such special meeting, may be made (i) by or at the direction of the MPMC Board or (ii) by any stockholder of record entitled to vote at the meeting on the date of giving notice and on the record date, and who complies with the notice procedures set forth in the bylaws.

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary at the principal executive offices of MPMC (i) in the case of an annual meeting, not later than the close of business not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting or, if the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the

MPMO	SNR	MPMC
nominees for the additional directors to be elected or specifying the size of the increased board of directors before the 90th day prior to the anniversary date of the preceding year’s annual meeting, the close of business on the 10th day following the date on which such public announcement was first made (but only with respect to nominees for the additional directorships created by such increase); and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by MPMC. In no event will the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the MPMC bylaws.
Limitation of Liability of Directors and Officers

No current or former manager or officer will be liable to the MPMO, the MPMO Board, any member or any creditor for any claims and expenses arising out of any act or omission of such manager or officer to the extent that such act or omission did not constitute (a) a criminal act by such person that such person had no reasonable cause to believe was lawful, (b) fraud, bad faith, gross negligence or willful misconduct by such person or (c) a material violation of the MPMO LLC Agreement or such person’s employment, consulting or similar agreement with MPMO. A manager or officer will be fully protected in relying in good faith upon the records	No current or former manager or officer will be liable to the SNR, the SNR Board, any member or any creditor for any claims and expenses arising out of any act or omission of such manager or officer to the extent that such act or omission did not constitute (a) a criminal act by such person that such person had no reasonable cause to believe was lawful, (b) fraud, bad faith, gross negligence or willful misconduct by such person or (c) a material violation of the SNR LLC Agreement or such person’s employment, consulting or similar agreement with SNR. A manager or officer will be fully protected in	A director of MPMC will not be personally liable to MPMC or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same now exists or may hereafter be amended unless they violated their duty of loyalty to MPMC or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

MPMO	SNR	MPMC

of MPMO and upon such information, opinions, reports or statements presented to MPMO by any person as to matters the manager or officer believes are within such other person’s professional or expert competence and which such other person the manager or officer believes has been selected with reasonable care, including information, opinions, reports or statements as to the value and amount of assets, liabilities, profits or losses or any other facts pertinent to the existence and amount of assets from which distributions to members might properly be paid.

See also “—Duties of Directors” below.

relying in good faith upon the records of SNR and upon such information, opinions, reports or statements presented to SNR by any person as to matters the manager or officer believes are within such other person’s professional or expert competence and which such other person the manager or officer believes has been selected with reasonable care, including information, opinions, reports or statements as to the value and amount of assets, liabilities, profits or losses or any other facts pertinent to the existence and amount of assets from which distributions to members might properly be paid.
Indemnification of Directors, Officers, Employees and Agents

MPMO will indemnify each (a) current or former manager or officer, in his, her or its capacity as such, or in his or her capacity as a director, officer, employee or agent of another limited liability company or corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, where serving at the request MPMO and each such person’s successors, heirs, estates or legal representatives, (b) each person to whom any rights or responsibilities of the board have been assigned, delegated, designated or otherwise transferred, (c) any affiliate in his or her capacity as such, of each member of any person set forth in clause (b), and (d) each director, officer, member, manager, shareholder, trustee, employee, partner, beneficiary, affiliated, agent and controlling person, in his or her capacity as such, of each member or of any other person set forth in clauses (b) and (c), from and against any and all liabilities, obligations, losses, damages, fines, taxes and interest and penalties thereon (other than income taxes and other taxes based on fees or other compensation	SNR will indemnify (a) each current or former manager or officer, in his, her or its capacity as such, or in his or her capacity as a director, officer, employee or agent of another limited liability company or corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, where serving at the request SNR, and each such person’s successors, heirs, estates or legal representatives, (b) each person to whom any rights or responsibilities of the board have been assigned, delegated, designated or otherwise transferred, (c) any affiliate in his or her capacity as such, of each member of any person set forth in clause (b), and (d) each director, officer, member, manager, shareholder, trustee, employee, partner, beneficiary, affiliated, agent and controlling person, in his or her capacity as such, of each member or of any other person set forth in clauses (b) and (c), from and against any and all liabilities, obligations, losses, damages, fines, taxes and interest and

MPMC will indemnify each person who is or was made a party or is threatened to made a party to or is otherwise involved in any proceeding by reason of being a director or officer of MPMC or, while a director or officer, is or was serving at the request of MPMC as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust other enterprise or nonprofit entity, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding.

The right to indemnification includes the right to be paid by MPMC the expenses (including

MPMO	SNR	MPMC

received by such person from MPMO), claims, demands, actions, suits, proceedings (whether civil, criminal, administrative, investigative or otherwise), costs, expenses and disbursements (including reasonable and documented legal and accounting fees and expenses, costs of investigation and sums paid in settlement) of any kind or nature whatsoever which may be imposed on, incurred by or asserted at any time against such person by reason of its status as a manager, officer, employee or agent; provided, that no such person will be entitled to indemnification (i) against claims and expenses that are finally determined by a court of competent jurisdiction or binding arbitration to have resulted from an act or omission on the part of such person that constitutes (1) a criminal act by such person that such person had no reasonable cause to believe was lawful, (2) fraud, bad faith, gross negligence or willful misconduct by such person or (3) a material violation of the MPMO LLC Agreement or such person’s employment, consulting or similar agreement with MPMO or (ii) to the extent such claims and expenses arise out of any economic losses or tax obligations incurred by such person as a result of its owning securities of MPMO.

In addition, MPMO will pay the expenses (including reasonable legal fees and expenses and costs of investigation) incurred by the indemnified person in defending any claim, demand, action, suit or proceeding (other than a claim, demand, action, suit or proceeding brought by MPMO an employee of MPMO for such employee’s material breach or violation of his or her employment agreement), as such expenses are incurred by such indemnified person and in advance of penalties thereon (other than income taxes and other taxes based on fees or other compensation received by such person from SNR), claims, demands, actions, suits, proceedings (whether civil, criminal, administrative, investigative or otherwise), costs, expenses and disbursements (including reasonable and documented legal and accounting fees and expenses, costs of investigation and sums paid in settlement) of any kind or nature whatsoever which may be imposed on, incurred by or asserted at any time against such person by reason of its status as a manager, officer, employee or agent; provided, that no such person will be entitled to indemnification (i) against claims and expenses that are finally determined by a court of competent jurisdiction or binding arbitration to have resulted from an act or omission on the part of such person that constitutes (1) a criminal act by such person that such person had no reasonable cause to believe was lawful, (2) fraud, bad faith, gross negligence or willful misconduct by such person or (3) a material violation of the SNR LLC

Agreement or such person’s employment, consulting or similar agreement with SNR, or (ii) to the extent such claims and expenses arise out of any economic losses or tax obligations incurred by such person as a result of its owning securities of SNR

In addition, SNR will pay the expenses (including reasonable legal fees and expenses and costs of investigation) incurred by the indemnified person in defending any claim, demand, action, suit or proceeding (other than a claim, demand, action, suit or proceeding attorney’s fees) incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided, however, that, if the DGCL requires, an advancement of expenses will be made only upon delivery to MPMC of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined that the indemnitee is not entitled to be indemnified for the expenses.

Such rights will continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators.

MPMO	SNR	MPMC
the final disposition of such matter); provided, that such indemnified person undertakes to repay such expenses if it is determined by agreement between such indemnified person and MPMO or, in the absence of such an agreement, by a final judgment of a court of competent jurisdiction that such indemnified person is not entitled to be indemnified.	brought by SNR an employee of SNR for such employee’s material breach or violation of his or her employment agreement), as such expenses are incurred by such indemnified person and in advance of the final disposition of such matter); provided, that such indemnified person undertakes to repay such expenses if it is determined by agreement between such indemnified person and SNR or, in the absence of such an agreement, by a final judgment of a court of competent jurisdiction that such indemnified person is not entitled to be indemnified.
Dividends, Distributions and Stock Repurchases

Subject to applicable law, the MPMO Board may declare distributions payable to the holders of common units and preferred units ratably among such holders (on an as converted basis in the case of the preferred units).	Subject to applicable law, the SNR Board may declare distributions payable to the holders of common units pro rata in accordance with the number of common units held by them.	Subject to applicable law and the rights, if any, of the holders of any outstanding series of the preferred stock, dividends and other distributions (payable in cash, property or capital stock of MPMC) may be declared and paid ratably to the holders of shares of MPMC Class A common stock out of the assets or funds of MPMC legally available therefor.
Liquidation

Upon any dissolution and winding up of MPMO, after satisfaction (whether by payment or the making of reasonable provision for payment thereof) of any liabilities (including all contingent, conditional or unmatured claims) of MPMO owed to any creditors, including any members who are creditors (to the fullest extent permitted by applicable law), any remaining assets of the MPMO will be paid to each of the members, first to the holders of preferred units to the extent of their nominal liquidation preference and, thereafter, ratably among all members.	Upon any dissolution and winding up of SNR, after satisfaction (whether by payment or the making of reasonable provision for payment thereof) of any liabilities (including all contingent, conditional or unmatured claims) of SNR owed to any creditors, including any members who are creditors (to the fullest extent permitted by applicable law), any remaining assets of the SNR will be paid to the holders of common units pro rata in accordance with the number of common units held by them.	Subject to applicable law and the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of MPMC, after payment or provision for payment of the debts and other liabilities of MPMC, the holders of shares of MPMC Class A common stock will be entitled to share ratably in all the remaining assets of MPMC available for distribution to its stockholders.

MPMO	SNR	MPMC
Conversion

The preferred units in MPMO are convertible, subject to certain restrictions, into common units in MPMO at a conversion ratio of 1-for-1, which ratio is subject to adjustment in the event of any subdivision, combination or distribution payable in in common units.

The SNR LLC Agreement does not contain such provisions.

The SNR board is authorized to create and issue new units or other securities from time to time in one or more classes with such rights, preferences, privileges, limitations, restrictions and/or obligations as shall be fixed by the board, including the rate at which, and the terms and conditions upon which, each class or series may be converted into another class or series of units or other securities.

There are no conversion rights relating to the MPMC Class A common stock.

The MPMC Board is authorized to issue preferred stock that is convertible into, or exchangeable for, shares of any other class or series of stock of MPMC at any price or rate of exchange and with such adjustments as may be stated in the resolutions of the board establishing such class or series of preferred stock.

Supermajority Voting Provisions

The MPMO LLC Agreement does not contain such provisions.	The SNR LLC Agreement does not contain such provisions.

Article V of the Second Amended and Restated Certificate of Incorporation relating to the MPMC Board may be amended, altered, repealed or rescinded only by the affirmative vote of the stockholders holding at least 66.7% in voting power of all outstanding shares of capital stock of MPMC entitled to vote generally in the election of directors, voting together as a single class.

Article VIII of the Amended and Restated Bylaws relating to indemnification may be amended or repealed only by the affirmative vote of the stockholders holding at least 66.7% in voting power of all outstanding shares of capital stock of MPMC.

Anti-Takeover Provisions and other Stockholder Protections

The MPMO LLC Agreement does not contain such provisions.	The SNR LLC Agreement does not contain such provisions.	The Second Amended and Restated Certificate of Incorporation contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203 of the DGCL, and MPMC is therefore not governed by the terms of this provision of the DGCL.

MPMO	SNR	MPMC

Notwithstanding such election, the Second Amended and Restated Certificate of Incorporation provides that MPMC will not engage in any business combination, at any point in time at which MPMC’s common stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (a) prior to such time, the MPMC Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of MPMC outstanding at the time the transaction commenced, or (c) at or subsequent to such time, the business combination is approved by the MPMC Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock of MPMC which is not owned by the interested stockholder.

Stockholder Rights Plan

MPMO does not have a stockholder rights plan.	SNR does not have a stockholder rights plan.

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

MPMC does not have a stockholder rights plan currently in effect, but under the DGCL, MPMC’s board of directors could adopt such a plan without stockholder approval.

MPMO	SNR	MPMC
Preemptive Rights

The MPMO LLC Agreement entitles each member to participate in any issuances of securities by MPMO in accordance with the procedures set forth in such agreement. These preemptive rights do not apply to: (a) any issuance made as consideration for assets or equity interests acquired by or in a business combination involving MPMO, on the one hand, and a third party that is not an affiliate of MPMO,on the other hand; (b) any issuance made in connection with any joint venture or strategic partnership or alliance to the other members of such venture, partnership or alliance (so long as such other members are not affiliates of MPMO); (c) any issuance pursuant to a public offering; (d) any issuance to (i) officers, employees, directors, managers or consultants in the ordinary course of business in respect of such officers’, employees’, directors’, managers’ or consultants’ services to MPMO, (ii) any person in connection with an option plan or other equity-based compensation plan of MPMO; (e) any issuance made in connection with the exchange, exercise, conversion or adjustment pursuant to the anti-dilution provisions, in each case in accordance with the terms of such security, of any security that was either (i) outstanding on the execution date of the MPMO LLC Agreement or (ii) issued thereafter in compliance with the preemptive rights provisions; or (f) any issuance to a third party financing source (which is not an affiliate of MPMO) in connection with a debt financing of MPMO approved by the MPMO Board.	Each member who holds common units will be entitled to preemptive rights, on a pro rata basis, with respect to any issuance of securities by SNR following the dated of execution of the SNR LLC Agreement provided that with respect to any issuance of securities by SNR more than 120 days following April 15, 2016, the Board shall determine the specific terms and conditions on which such preemptive rights may be exercised, including any limitations or restrictions thereon or exemptions therefrom.	There are no preemptive rights relating to shares of MPMC Class A common stock.
Duties of Directors

The managers and members of MPMO do not have any duties (including fiduciary duties) to any member or MPMO, and any duties or	The SNR LLC Agreement provides that each manager will owe SNR and its members the fiduciary duties that a director of a	Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally,

MPMO	SNR	MPMC
implied duties (including fiduciary duties) of a manager or a member to the MPMO or to any member that would otherwise apply at law or in equity are eliminated to the fullest extent permitted under the Delaware Limited Liability Company Act and any other applicable law; provided, however, that the MPMO LLC Agreement does not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

Delaware corporation owes to such corporation and its stockholders under Delaware law.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing SNR’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing MPMC’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.
Inspection of Books and Records; Stockholder Lists

The MPMO Board will cause MPMO to keep complete and accurate books of account and records with respect to the business and affairs of MPMO, including a schedule of members, and to preserve all such books and records during the term of the MPMO LLC Agreement and for a period of six (6) years thereafter. During such period and upon furnishing reasonable advance notice, each member and/or its authorized representatives, at its or their sole cost and expense, will be permitted, at a location reasonably determined by MPMO, to reasonably inspect and make copies of such books and records for any proper purpose and consistent with reasonable confidentiality restrictions imposed by MPMO at any reasonable time during normal business hours.	The SNR Board will cause SNR to keep complete and accurate books of account and records with respect to the business and affairs of SNR, including a schedule of members, and to preserve all such books and records during the term of the M SNR LLC Agreement and for a period of six (6) years thereafter. During such period and upon furnishing reasonable advance notice, each member and/ or its authorized representatives, at its or their sole cost and expense, will be permitted, at a location reasonably determined by SNR, to reasonably inspect and make copies of such books and records for any proper purpose and consistent with reasonable confidentiality restrictions imposed by SNR at any reasonable time during normal business hours.

Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from MPMC’s stock ledger, a list of its stockholders and its other books and records.

Voting List. MPMC will prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders of record entitled to vote at the meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at the principal place of business of MPMC. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the

MPMO	SNR	MPMC
meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present.
Choice of Forum

The MPMO LLC Agreement designates the International Court of Arbitration of the International Chamber of Commerce as the exclusive forum for any and all questions, claims, controversies or disputes arising out of or relating to the validity, interpretation, performance, effect or breach of the MPMO LLC Agreement or the rights and obligations arising thereunder.	The SNR LLC Agreement does not contain such provisions.	The Second Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action or proceeding brought by a stockholder on behalf of MPMC, (ii) any claim of breach of a fiduciary duty owed by any of MPMC’s directors, officers, employees or stockholders, (iii) any claim against MPMC arising under the Second Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws, or (iv) any claim against MPMC, its directors, officers or employees governed by the internal affairs doctrine, and designates the federal courts of the United States of America as the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws to the fullest extent permitted by law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions—FVAC

Founder Shares

On January 31, 2020, FVAC issued the Founder Shares in exchange for an aggregate capital contribution of $25,000. The Sponsor had agreed to forfeit an aggregate of up to 1,125,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On May 4, 2020, the underwriters exercised their over-allotment option in full. As a result, the 1,125,000 Founder Shares were no longer subject to forfeiture. The Founder Shares will automatically convert into FVAC Class A common stock upon the consummation of a business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

The Insiders have agreed not to transfer, assign or sell any of their Founder Shares until the earliest of (a) one year after the completion of the initial business combination, (b) subsequent to the initial business combination, if the last reported sale price of the FVAC Class A common stock equals or exceeds $12.00 per share (as adjusted) for any twenty (20) trading days within any thirty (30) trading day period commencing at 150 days after the initial business combination, and (c) following the completion of the initial business combination, such future date on which FVAC completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of FVAC’s public stockholders having the right to exchange their shares of common stock for cash, securities or other property. During April 2020, the Sponsor transferred 25,000 Founder Shares to an independent director of FVAC for the same per-share price initially paid for by the Sponsor. Subsequent to June 30, 2020, the Sponsor transferred an additional 25,000 Founder Shares to another independent director of FVAC for the same per-share price initially paid for by the Sponsor. Subsequent to these transfers, the Sponsor held 8,575,000 Founder Shares. Certain directors and officers of FVAC hold membership interests in the Sponsor which entitle them to a pecuniary interest in the Founder Shares held by Sponsor.

Private Placement Warrants

Substantially concurrently with the closing of the FVAC’s IPO, the Sponsor purchased an aggregate 5,933,333 Private Placement Warrants in the Private Placement. Each Private Placement Warrant is exercisable to purchase one share of FVAC Class A common stock at $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants were added to the proceeds from the FVAC’s IPO held in the Trust Account. If FVAC does not complete a business combination by May 4, 2022, the Private Placement Warrants will expire worthless. The Sponsor and FVAC’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the business combination.

Promissory Note-Related Party

Prior to FVAC’s IPO, the Sponsor loaned FVAC an aggregate of $211,382 to cover expenses related to the FVAC’s IPO pursuant to a promissory note. The promissory note was non-interest bearing, unsecured and due on the earlier of December 31, 2020 and the closing of the FVAC’s IPO. The Company repaid the promissory note in full on May 4, 2020.

Office Space and Related Support Services

Effective April 30, 2020, FVAC entered into an agreement with an affiliate of the Sponsor to pay a monthly fee of $20,000 for office space and related support services. Upon completion of the initial business combination or FVAC’s liquidation, FVAC will cease paying these monthly fees. During the period from January 24, 2020 (inception) through June 30, 2020 FVAC incurred approximately $41,000 in expenses for services provided by an affiliate of the Sponsor in connection with the aforementioned agreement.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of FVAC’s officers and directors may, but are not obligated to, loan FVAC funds as may be required (“Working Capital Loans”). If FVAC completes a business combination, FVAC may repay the Working Capital Loans out of the proceeds of the Trust Account released to FVAC. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, FVAC may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of June 30, 2020, no Working Capital Loans were outstanding.

PIPE Investment

In connection with the PIPE Investment and consummation of the Business Combination, the Sponsor agreed to purchase 500,000 shares of FVAC Class A common stock at $10.00 per share for an aggregate purchase price of $5 million. The Chief Executive Officer of FVAC, Andrew A. McKnight, and certain other directors and officers of FVAC will participate in the PIPE Investment indirectly through an investment in Sponsor.

Certain Relationships and Related Person Transactions—Companies

The following is a summary of transactions since January 1, 2017, to which either of the Companies has been a participant and in which the amount involved exceeded or will exceed $120,000, and in which any of such Company’s then directors, executive officers or holders of more than 5% of any class of such Company’s equity interests at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

MPMO LLC Agreement

In connection with the formation of MPMO and the acquisition of the Mountain Pass facility, MPMO entered into a limited liability company agreement with its equity holders in 2017 (the “MPMO LLC Agreement”). The MPMO LLC Agreement sets forth understandings and agreements with respect to corporate governance matters, including the following:

•

JHL Capital Group Holdings Two LLC, on the one hand, and the QVT Holders, on the other hand, who are each referred to as the “Principal Common Members,” each has the right to designate one manager to MPMO’s board of managers for so long as such Principal Common Member or its affiliates owns at least 50% of the MPMO units initially acquired by such Principal Common Member or its affiliates at the time of execution of the MPMO LLC Agreement. Additionally, (1) any action by the members requires the affirmative vote of each Principal Common Member, and (2) any action by the board of managers requires the affirmative vote of the manager designated by each Principal Common Member, in each case, for so long as such Principal Common Member or its affiliates owns at least 50% of the MPMO units initially acquired by such Principal Common Member or its affiliates at the time of execution of the MPMO LLC Agreement.

•

For so long as Leshan Shenghe owns any MPMO units, it has the right to designate one individual to attend all MPMO Board meetings as a non-voting observer, and has had such right since the execution of the MPMO LLC Agreement in 2017. MPMO and the MPMO Board have the right to restrict such attendance under certain circumstances. Leshan Shenghe’s right to designate a Board observer will terminate upon completion of the Pre-Closing Reorganization.

•

The MPMO LLC Agreement also contains restrictions on the transfer of MPMO’s units, tag-along rights with respect to a sale transaction, drag along rights with respect to a sale transaction, preemptive rights, registration rights, and confidentiality agreements.

The rights of the existing MPMO unitholders under the MPMO LLC Agreement will terminate in connection with the Pre-Closing Reorganization steps.

SNR LLC Agreement

In connection with the formation of SNR and the acquisition of the subterranean mineral rights located under the surface of the Mountain Pass facility, SNR entered into a limited liability company agreement with its equity holders (the “SNR LLC Agreement”). The SNR LLC Agreement sets forth understandings and agreements with respect to corporate governance matters, and also contains restrictions on the transfer of SNR’s units, tag-along rights with respect to a sale transaction, drag along rights with respect to a sale transaction, registration rights, and confidentiality agreements.

The rights of the existing SNR unitholders under the SNR LLC Agreement will terminate in connection with the Pre-Closing Reorganization steps.

MPMO Unsecured Note

On April 4, 2017, MPMO issued the MPMO Unsecured Note described under the heading “Description of Indebtedness—MPMO Unsecured Note.” The largest aggregate amount of principal outstanding under MPMO Unsecured Note at any time since its issuance was approximately $7.8 million. On January 19, 2018, MPMO made a payment in respect of the MPMO Unsecured Note in the amount of $2.0 million. As of June 30, 2020, the principal amount outstanding (including accrued interest) under the MPMO Unsecured Note was approximately $6.2 million. In accordance with the Merger Agreement, the MPMO Unsecured Note will be repaid in full (principal and accrued interest) by FVAC (on behalf of the Companies) at the closing of the Business Combination.

MPMO Secured Note

On August 7, 2017, MPMO issued the MPMO Secured Note described under the heading “Description of Indebtedness—MPMO Secured Note.” The largest aggregate amount of principal outstanding under MPMO Secured Note at any time since its issuance was approximately $19.8 million. On June 10, 2019 MPMO made a payment in respect of the MPMO Secured Note in the amount of $3.1 million. On July 22, 2019, MPMO made a payment in respect of the MPMO Secured Note in the amount of $3.0 million. As of June 30, 2020, the principal amount outstanding (including accrued interest) under the MPMO Secured Note was approximately $14.9 million. In accordance with the Merger Agreement, the MPMO Secured Note will be repaid in full (principal and accrued interest) by FVAC (on behalf of the Companies) at the closing of the Business Combination.

MPMO-SNR Lease

On April 3, 2017, MPMO and SNR entered into a lease and license agreement (the “MPMO-SNR Lease”). MPMO and SNR are both majority owned by investment funds managed by and/or affiliated with JHL Capital Group or QVT Financial.

Pursuant to the MPMO-SNR Lease, SNR agreed to (1) lease to MPMO, on an exclusive basis, all of SNR’s interests in the subterranean minerals rights located below the surface of the real property comprising the Mountain Pass facility (the “Mineral Rights Lease”), and (2) grant an exclusive license to MPMO to use certain intellectual property to develop, use, process, design, market, sale or otherwise dispose of rare earth products and any apparatus and equipment necessary therefor (the “Intellectual Property License”).

The initial term of the MPMO-SNR Lease runs for 30 years from the date of execution of the MPMO-SNR Lease, and thereafter will be renewed for so long as MPMO mines rare earths, or produces or processes rare earth products, on the Mountain Pass facility or other adjacent or contiguous properties owned or controlled by MPMO.

In consideration for the Mineral Rights Lease and Intellectual Property License, MPMO pays to SNR (1) annual “Advanced Minimum Royalties,” which are currently $500,000 and will remain that amount for the term of the MPMO-SNR Lease, and (2) quarterly “Gross Revenue Royalties” equal to 2.5% of MPMO’s gross proceeds from its sales of rare earth products. The Advanced Minimum Royalty payment made in a certain year will be credited against Gross Revenue Royalty payments that become due in that year. The amounts paid by MPMO pursuant to the MPMO-SNR lease totaled approximately $1.9 million for the six months ended June 30, 2020 and $1.2 million, $0.6 million and $0.1 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Shenghe Agreements

Original Commercial Arrangements

In connection with the acquisition and development of the Mountain Pass facility, MPMO entered into a set of commercial arrangements with Shenghe Resources (Singapore) International Trading Pte. (“Shenghe Resources (Singapore)”), a majority owned subsidiary of Leshan Shenghe Rare Earth Co., Ltd (“Leshan Shenghe”) whose ultimate parent is Shenghe Resources Holding Co., Ltd., a Shanghai Stock Exchange listed company. Shenghe Resources (Singapore) and its affiliates primarily engage in the mining, separation, processing and distribution of rare earth products. MPMO also issued to Leshan Shenghe, and Leshan Shenghe currently holds, 110.98 MPMO preferred units, which represent all of the issued and outstanding MPMO preferred units, constituting a 9.24% interest in the overall equity of MPMO.

The original commercial arrangements with Shenghe Resources (Singapore) were entered into on May 22, 2017, prior to MPMO’s acquisition of the Mountain Pass facility. These agreements principally consisted of a technical services agreement (the “TSA”), an offtake agreement (the “Original Offtake Agreement”), and a distribution and marketing agreement (the “DMA”).

Under the TSA, Shenghe Resources (Singapore) provided technical services, know-how and other assistance to MPMO in order to facilitate Mountain Pass facility development and operations. In addition, both the TSA and Original Offtake Agreement imposed certain funding obligations on Shenghe Resources (Singapore). The Original Offtake Agreement required Shenghe Resources (Singapore) to advance to MPMO an initial $50 million and the TSA required Shenghe Resources (Singapore) to fund any additional operating and capital expenditures required to bring the Mountain Pass facility to full operability. Shenghe Resources (Singapore) also agreed to provide additional funding in the amount of $30 million to MPMO pursuant to a separate letter agreement dated June 20, 2017, in connection with MPMO’s acquisition of the Mountain Pass facility. Under the terms of these agreements, the amounts funded by Shenghe Resources (Singapore) constitute prepayments for the rare earth products to be sold to Shenghe Resources (Singapore) historically under the Original Offtake Agreement (and currently under the A&R Offtake Agreement (as defined below)).

Under the Original Offtake Agreement, MPMO sold to Shenghe Resources (Singapore), and Shenghe Resources (Singapore) purchased on a firm “take or pay” basis, all of the rare earth products produced by the Mountain Pass facility. Shenghe Resources (Singapore) marketed and sold these products to customers, and retained the gross profits earned on subsequent sales. The gross profits were credited against the above-noted prepayments, and provided the means by which MPMO repaid, and Shenghe Resources (Singapore) recovered, such amounts. The Original Offtake Agreement provided for an open book verification of Shenghe Resources (Singapore)’s gross profits. Shenghe Resources (Singapore) was obliged to prioritize sales to U.S. and European markets and such other markets as designated by MPMO, provided such sales could be made on reasonably commercial terms. Under the Original Offtake Agreement MPMO was obliged to sell all Mountain Pass facility rare earth products to Shenghe Resources (Singapore) until Shenghe Resources (Singapore) had fully recouped all of its prepayment funding, at which point that agreement would terminate automatically. Product sales to Shenghe Resources (Singapore) totaled approximately $50.8 million for the six months ended June 30, 2020 and $73 million, $67 million and $5.5 million for the years ended December 31, 2019, 2018 and 2017, respectively.

As originally entered, the DMA was to become effective upon termination of the Original Offtake Agreement. The DMA provided for a distribution and marketing arrangement between MPMO and Shenghe Resources (Singapore), subject to certain agreed exceptions. MPMO retained the right to distribute its products directly to certain categories of customers. As compensation for its distribution and marketing services, the DMA entitled Shenghe Resources (Singapore) to 35% of the net profits from the sale of Mountain Pass facility rare earth products.

In order to secure Shenghe Resources (Singapore)’s performance under the Original Offtake Agreement and TSA, Leshan Shenghe issued a parent guaranty to MPMO on May 22, 2017 (the “Shenghe Guaranty”), and entered into an equity pledge agreement (the “Shenghe Pledge Agreement”) on June 18, 2017.

With regard to Leshan Shenghe’s ownership interest in MPMO, it does not constitute a covered transaction under the relevant regulations administered by the Committee on Foreign Investment in the United States (“CFIUS”). For these purposes, informal, yet detailed, consultations regarding Leshan Shenghe’s ownership of the preferred units and the commercial arrangements with Shenghe Resources (Singapore) were undertaken with representatives of CFIUS prior to entering into the original agreements.

Framework Agreement and Restructured Commercial Arrangements

On May 6, 2020, MPMO, Shenghe Resources (Singapore) and Leshan Shenghe entered into a framework agreement and amendment (the “Framework Agreement”) that restructures the parties’ commercial arrangements and provided for, among other things, a revised funding amount and schedule to settle Shenghe Resources (Singapore)’s prepayment obligations to MPMO, as well as either the amendment or termination of the various agreements between the parties. The revised funding amount and schedule covered the remaining (unfunded) portion of the $50 million initial advance under the Original Offtake Agreement and an additional $35.5 million.

In accordance with the Framework Agreement, MPMO and Shenghe Resources (Singapore) entered into an amended and restated offtake agreement on May 19, 2020 (the “A&R Offtake Agreement”), which, upon effectiveness, superseded and replaced the Original Offtake Agreement, and MPMO issued to Shenghe Resources (Singapore) a warrant on June 2, 2020 (the “Shenghe Warrant”), exercisable for 89.88 MPMO preferred units, subject to certain restrictions. Both the A&R Offtake Agreement and Shenghe Warrant became effective on June 5, 2020, the date that Shenghe Resources (Singapore) fully satisfied its revised prepayment funding obligations.

Shenghe Resources (Singapore)’s full satisfaction of its revised prepayment funding obligations, also automatically triggered the following other events under the Framework Agreement, without the need for any further action by either party:

•	the termination of the TSA;

•

the termination of the DMA (which, by its own terms had never become effective) and, thereby, the termination of Shenghe Resources (Singapore)’s right to a 35% share of the net profits from the sales of Mountain Pass facility rare earth products; and

•	the termination of both the Shenghe Guaranty and the Shenghe Pledge Agreement.

Thus, at the present time, Leshan Shenghe’s and Shenghe Resources (Singapore)’s involvement with MPMO and the Mountain Pass facility consists of only the following:

•	The A&R Offtake Agreement;

•	The Shenghe Warrant; and

•	Leshan Shenghe’s ownership of its 110.98 MPMO preferred units issued in connection with the original commercial arrangements.

The A&R Offtake Agreement maintains the core take-or-pay and other key terms of the original Offtake Agreement, making only the following material alterations to the original arrangements. In material part, the A&R Offtake Agreement: (i) modifies the definition of “offtake products” in order to remove from the scope of that definition lanthanum, cerium and other rare earth products that do not meet the specifications agreed to under the A&R Offtake Agreement; (ii) as to the offtake products subject to the A&R Offtake Agreement, provide that if MPMO sells such products to a third party, then, until the prepayment funding balance has been reduced to zero, MPMO will pay an agreed percentage of its revenue from such sale to Shenghe Resources (Singapore) which is credited to the prepayment funding balance; (iii) replaces the structure under the Original Offtake Agreement where Shenghe Resources (Singapore)’s actual costs and expenses would reduce its gross profits with a fixed monthly sales charge to cover certain of those costs and expenses; (iv) provides that the cash purchase price to be paid by Shenghe Resources (Singapore) for Mountain Pass facility rare earth products will be based on market prices (net of taxes, tariffs and certain other agreed charges) less applicable discounts (whereas the Original Offtake Agreement had based pricing on the cost of production); (v) obliges MPMO to pay to Shenghe Resources (Singapore), on an annual basis, an amount equal to MPMO’s annual net income (less income attributable to amounts recouped by Shenghe Resources (Singapore) through the market price discount reference above or otherwise) until the prepayment funding balance has been reduced to zero; (vi) obliges MPMO to pay to Shenghe Resources (Singapore) MPMO’s net after-tax profits from any applicable sale of assets until the prepayment funding balance has been reduced to zero (which obligation was contained previously in the TSA); and (vii) provides for certain changes to the payment, invoicing and delivery terms and procedures for products. The cash purchase price and other terms applicable to a quantity of offtake products are set forth in monthly purchase agreements between MPMO and Shenghe Resources (Singapore). As with the original Offtake Agreement, the A&R Offtake Agreement will terminate when Shenghe Resources (Singapore) has fully recouped all of its prepayment funding. Following that termination, MPMO will have no contractual arrangements with Shenghe Resources (Singapore) for the distribution, marketing or sale of rare earth products. As of June 30, 2020, the prepayment funding balance under the A&R Offtake Agreement was approximately $93.3 million. Product sales to Shenghe Resources (Singapore) totaled approximately $50.8 million for the six months ended June 30, 2020.

With regard to the Shenghe Warrant, certain restrictions in the warrant and in the Framework Agreement require entering into consultations with CFIUS before either (i) converting preferred units acquired through the Shenghe Warrant into any MPMO common units, or (ii) otherwise converting units that would cause Shenghe Resources (Singapore)’s and Leshan Shenghe’s aggregate interest in either preferred units or common units to fall within the scope of CFIUS jurisdiction. These restrictions are consistent with the initial consultations with CFIUS at the time of entering into the original commercial arrangements. The Shenghe Warrant also entitles Shenghe Resources (Singapore) to participate in any dividends or distributions by MPMO at the time those dividends or distributions are made, even if made prior to the exercise of the warrant.

In connection with the Pre-Closing Reorganization, the Shenghe Warrant will be exercised in full, and MPMO will issue 89.88 MPMO preferred units to Shenghe Resources (Singapore). Pursuant to the MPMO Transition Merger, each MPMO preferred unit held by Leshan Shenghe and Shenghe Resources (Singapore) will be cancelled in exchange for the issuance by MPMO HoldCo of one share of MPMO preferred stock (or fraction thereof). Thereafter, pursuant to the initial MPMO merger, each share of MPMO HoldCo preferred stock held by Leshan Shenghe and Shenghe Resources (Singapore) will be converted into the right to receive shares of FVAC Class A common stock and the contingent right to receive Earnout Shares.

Reagent Purchases

MPMO occasionally purchases reagent products used in the milling process at the Mountain Pass facility from Shenghe Resources (Singapore). Such purchases are made on a case by case basis pursuant to standard purchase orders. Such purchases totaled approximately $1.6 million for the six months ended June 30, 2020 and $3.2 million, $3.1 million and $0.5 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Expense Reimbursements

MPMO reimbursed JHL Capital Group and the QVT Holders $0.1 million in 2017 for recruitment and/or administrative expenses incurred in recruiting and hiring individuals to perform key leadership roles for MPMO. MPMO has reimbursed JHL Capital Group for travel-related expenses incurred by JHL Capital Group personnel in connection with MPMO business. Such travel-related expense reimbursements totaled $0.1 million for the six months ended June 30, 2020 and $0.2 million and $0.1 million for the years ended December 31, 2019 and 2018, respectively.

Registration Rights Agreement

In connection with the consummation of the Business Combination, FVAC will enter into the A&R RRA with the parties thereto, including certain of the existing MPMO and SNR equity holders. See “The Merger Agreement and Related Agreements—Related Agreements—A&R Registration Rights Agreement.”

Employment Arrangements

In contemplation of the Business Combination, MPMO has entered into employment agreements with each of its named executive officers. For more information regarding these agreements with MPMO’s executive officers, please see “Executive Compensation—Companies—Employment Agreements and Other Arrangements with Executive Officers” of this proxy statement/consent solicitation/prospectus.

Equity Award Grants to Executive Officers

As a condition to the Business Combination and as provided in the Incentive Plan Proposal, MPMC will adopt and approve the Incentive Plan.

Under the terms of the employment agreements entered into with Ms. Bangalore and Messrs. Rosenthal and Corbett, they are each entitled to the grant of incentive equity awards following consummation of the Business Combination. In accordance with the Merger Agreement, the obligations of MPMO under those employment agreements will be assumed by FVAC in connection with the consummation of the Business Combination and MPMC will grant the incentive equity awards provided for in those employment agreements in accordance with the Incentive Plan. For more information regarding the incentive equity awards to be granted to MPMO’s executive officers, please see “Executive Compensation—Companies—Employment Agreements and Other Arrangements with Executive Officers” of this proxy statement/consent solicitation/prospectus.

Indemnification Agreements

In connection with the consummation of the Business Combination, MPMC will enter into indemnification agreements with its directors and executive officers. Those indemnification agreements and the Amended and Restated Bylaws to be in effect upon the consummation of the Business Combination require MPMC to indemnify all directors and officers to the fullest extent permitted by Delaware law against any and all expenses, judgments, liabilities, fines, penalties, and amounts paid in settlement of any claims. The indemnification agreements will also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to MPMC if it is found that such indemnitee is not entitled to such indemnification under applicable law.

Certain Relationships and Related Person Transactions—MPMC

Registration Rights Agreement

In connection with the consummation of the Business Combination, FVAC will enter into the A&R RRA with the parties thereto, which provides for customary “demand” and “piggyback” registration rights for certain stockholders. The A&R RRA will become effective upon the consummation of the Business Combination. See “Related Agreements—Amended and Restated Registration Rights Agreement”, which disclosure is incorporated herein by reference.

Procedures with Respect to Review and Approval of Related Person Transactions

Upon consummation of the Business Combination, it is anticipated that the MPMC’s board of directors will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which MPMC or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of MPMC’s executive officers or a member of MPMC’s board of directors;

•	any person who is known by MPMC to be the beneficial owner of more than five percent (5%) of our voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of our voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10 percent (10%) or greater beneficial ownership interest.

It is also anticipated that MPMC will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related person transactions.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information with respect to (i) the beneficial ownership of FVAC Class A common stock and FVAC Class F common stock, as of [●], 2020, the record date for the FVAC Special Meeting, and (ii) expected beneficial ownership of MPMC Class A common stock immediately following consummation of the Business Combination, assuming that no public shares are redeemed, and alternatively that all of the public shares are redeemed, for:

(1)	each person known who is, or is expected to be upon consummation of the Business Combination, the beneficial owner of more than 5% of the outstanding shares of our common stock;

(2)	each member of FVAC’s Board and each of FVAC’s named executive officers that beneficially owns FVAC Common Stock;

(3)

each person who will become a member of MPMC’s Board or a named executive officer of MPMC upon the consummation of the Business Combination that is expected to beneficially own shares of our common stock; and

(4)

all of the members of FVAC’s Board and FVAC’s executive officers as a group, and all members of MPMC’s board of directors and the executive officers of MPMC following consummation of the Business Combination as a group.

As of [●], 2020, FVAC had 34,500,000 shares of FVAC Class A common stock outstanding, owned by one (1) holder of record, and 8,625,000 shares of FVAC Class F common stock outstanding, owned by three holders of record. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

The number of shares and the percentages of beneficial ownership below on a pre-Business Combination basis are based on the number of shares of FVAC Common Stock issued and outstanding as of [●], 2020. In computing the number of shares of FVAC Common Stock beneficially owned by a person and the percentage ownership of such person, FVAC deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of [●], 2020. FVAC did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The expected beneficial ownership of shares of MPMC Class A common stock post-Business Combination, assuming no public shares are redeemed, has been determined based upon the following assumptions: (i) no public stockholder has exercised its redemption rights to receive cash from the trust account in exchange for its shares of FVAC Class A common stock, (ii) there will be an aggregate of 147,331,543 shares of MPMC Class A common stock issued and outstanding at the closing of the Business Combination (excluding Vesting Shares) (iii) 20,000,000 shares of FVAC Class A common stock have been issued in connection with the PIPE Investment, (iv) 890,000 shares of FVAC Class F common stock have been issued in connection with the Parent Sponsor Warrant Exchange Agreement and converted into 890,000 shares of MPMC Class A common stock, (v) no shares of FVAC Class F common stock have been surrendered by the Insiders pursuant to the Parent Sponsor Letter Agreement, and all 8,625,000 Founder Shares shall have converted into 8,625,000 shares of MPMC Class A common stock, and none of these shares shall have vested in accordance with the terms of the Parent Sponsor Letter Agreement, (vi) 91,941,543 shares of FVAC Class A common stock have been issued to the Companies’ unitholders in the Business Combination, and (vii) none of the public warrants or Private Placement Warrants have been exercised.

The expected beneficial ownership of shares of MPMC Class A common stock post-Business Combination has been determined based upon the following assumptions: (i) public stockholders have exercised their redemption rights with respect to 34,500,000 shares of FVAC Class A common stock, (ii) there will be an aggregate of 112,831,543 shares of MPMC Class A common stock issued and outstanding at the closing of the Business Combination (excluding Vesting Shares) (iii) 20,000,000 shares of FVAC Class A common stock have been issued in connection with the PIPE Investment, (iv) 890,000 shares of FVAC Class F common stock have been issued in connection with the Parent Sponsor Warrant Exchange Agreement, (v) 5,140,152 shares of FVAC Class F common stock have been surrendered by the Insiders pursuant to the Parent Sponsor Letter Agreement, and 3,484,848 Founder Shares shall have converted into 3,484,848 shares of MPMC Class A common stock, and none of these shares shall have vested in accordance with the terms of the Parent Sponsor Letter Agreement (vi) 91,941,543 shares of FVAC Class A common stock have been issued to the Companies’ unitholders in the Business Combination, and (vii) none of the public warrants or Private Placement Warrants have been exercised.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock.

After the Business Combination
	Before the Business Combination (1)		Assuming No Redemption			Assuming Maximum Redemption
Beneficial owners (2)	Number of Shares	% owned	Number of Shares		% owned	Number of Shares		% owned
Principal Stockholders:
Principal Holdings I LP (3)	8,575,000	19.88%	1,390,000	(4)	0.9%	1,390,000	(5)	1.2%
Fortress Value Acquisition Sponsor LLC (6)	8,575,000	19.88%	1,390,000	(4)	0.9%	1,390,000	(5)	1.2%
Directors and Named Executive Officers:
Aaron F. Hood (3)	25,000	*	—	(7)	—	—	(8)	—
Carmen Policy (3)	25,000	*	—	(7)	—	—	(8)	—
Andrew A. McKnight (9)	—	—	—		—	—		—
Joshua A. Pack (9)	—	—	—		—	—		—
Micah B. Kaplan (9)	—	—	—		—	—		—
Albert R. Edward III (9)	—	—	—		—	—		—
Daniel Bass (9)	—	—	—		—	—		—
All directors and executive officers of FVAC as a group (7 individuals)	50,000	*	—	(10)	—	—	(11)	—
JHL Capital Group LLC and affiliated entities (12)	—	—	[●]		[●]	[●]		[●]
Fourth Avenue FF Opportunities LP—Series E (13)	—	—	[●]		[●]	[●]		[●]
QVT Financial LP and affiliated entities (14)	—	—	[●]		[●]	[●]		[●]
Shenghe Resources Holding Co., Ltd. and affiliated entities (15)	—	—	[●]		[●]	[●]		[●]
James H. Litinsky (12)	—	—	[●]		[●]	[●]		[●]
Andrew A. McKnight (9)	—	—	—		—	—		—
Daniel Gold (13)(14)	—	—	[●]		[●]	[●]		[●]
Gen. Richard B. Myers	—	—	[●]		[●]	[●]		[●]
Randall Weisenburger	—	—	[●]		[●]	[●]		[●]
Maryanne R. Lavan	—	—	[●]		[●]	[●]		[●]
Connie K. Duckworth	—	—	[●]		[●]	[●]		[●]
Ryan Corbett	—	—	[●]		[●]	[●]		[●]
Michael Rosenthal	—	—	[●]		[●]	[●]		[●]
Sheila Bangalore	—	—	[●]		[●]	[●]		[●]
All directors and executive officers of MPMC as a group (10 individuals)	—	—	[●]		[●]	[●]		[●]

Total Shares	[●]	[●]	[●]		[●]	[●]		[●]

*	Less than one percent.
(1)

The columns under the heading titled “Before the Business Combination” are based on 43,125,000 shares of FVAC Common Stock outstanding at [●], 2020, of which 34,500,000 were shares of FVAC Class A common stock and 8,625,000 were shares of FVAC Class F common stock. Except as described in the footnotes below and subject to applicable community property laws and similar laws, FVAC believes that each person listed above has sole voting and investment power with respect to such shares. Unless otherwise noted, the business address of each of the following entities or individuals is c/o Fortress Value Acquisition Corp., 1345 Avenue of the Americas, New York, New York 10105.

(2)

Shares of FVAC Class F common stock are referred to as “Founder Shares”. The Founder Shares will convert into MPMC Class A common stock at the time of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Such shares, once converted, will be subject to certain vesting procedures as set forth in the Parent Sponsor Letter Agreement. Beneficial ownership of FVAC Class F common stock reflected in this table has not been also reflected as beneficial ownership of the MPMC Class A common stock into which such shares may be converted.
(3)

Interests shown consist solely of Founder Shares, classified as shares of FVAC Class F common stock. Such Founder Shares are convertible into shares of MPMC Class A common stock on a one-for-one basis, subject to adjustment. Such shares, once converted, will be subject to certain vesting procedures as set forth in the Parent Sponsor Letter Agreement. Aaron F. Hood, Carmen Policy and the Sponsor are the record holders of such Founder Shares. Principal Holdings I LP is the managing member of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor. [●] is the sole member of FIG Asset Co. LLC, the general partner of Principal Holdings I LP. As such, Principal Holdings I LP, FIG Asset Co. LLC and [●] may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)	Excludes 8,575,000 shares of MPMC Class A common stock subject to vesting as described in “Related Agreements—Parent Sponsor Letter Agreement”.
(5)	Excludes 3,464,646 shares of MPMC Class A common stock subject to vesting as described in “Related Agreements—Parent Sponsor Letter Agreement”.
(6)

Represents the interest directly held by Fortress Value Acquisition Sponsor LLC. The managing member of Fortress Value Acquisition Sponsor LLC is Principal Holdings I LP, a Delaware limited partnership, whose general partner is FIG Asset Co. LLC, a Delaware limited liability company, whose sole member is Fortress Investment Group LLC, a Delaware limited liability company. The address of Fortress Value Acquisition Sponsor LLC and each of the entities listed above is 1345 Avenue of the Americas, New York, New York 10105.

(7)	Excludes 25,000 shares of MPMC Class A common stock subject to vesting as described in “Related Agreements—Parent Sponsor Letter Agreement”.
(8)	Excludes 10,101 shares of MPMC Class A common stock subject to vesting as described in “Related Agreements—Parent Sponsor Letter Agreement”.
(9)

Such individual has an indirect pecuniary interest in shares of FVAC Class F common stock of the issuer through his ownership of membership interests of the Sponsor but does not beneficially own such shares.

(10)	Excludes 50,000 shares of MPMC Class A common stock subject to vesting as described in “Related Agreements—Parent Sponsor Letter Agreement”.
(11)	Excludes 20,202 shares of MPMC Class A common stock subject to vesting as described in “Related Agreements—Parent Sponsor Letter Agreement”.
(12)

Represents [●] shares of MPMC Class A common stock to be held directly by JHL Capital Group Holdings One LLC, and [●] shares of MPMC Class A common stock to be held directly by JHL Capital Group Holdings Two LLC. JHL Capital Group Master Fund L.P., a Cayman Islands limited partnership (“JHL Master Fund”), is the 100% owner of each of JHL Capital Group Holdings One LLC and JHL Capital Group Holdings Two LLC. JHL Capital Group Master Fund GP Ltd., a Cayman Islands exempted company (“JHL Master Fund GP”), is the general partner of JHL Master Fund. JHL Capital Group LLC, a Delaware limited liability company (“JHL Capital Group”), is the investment manager of JHL Master Fund, and is also the 100% owner of JHL Master Fund GP. JHL Capital Group L.P. is the 100% owner of JHL Capital Group. James H. Litinsky holds a controlling interest in JHL Capital Group L.P. and serves as Chief Executive Officer of JHL Capital Group, as well as director of JHL Master Fund GP. Accordingly, JHL Master Fund, JHL Master Fund GP, JHL Capital Group, JHL Capital Group L.P. and Mr. Litinsky may be deemed to beneficially own the shares of MPMC Class A common stock to be held directly by JHL Capital Group Holdings One LLC and JHL Capital Group Holdings Two LLC. Each such person or entity disclaims any beneficial ownership of such shares, other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business and/or mailing address of each such person or entity is c/o JHL Capital Group LLC, 900 North Michigan Avenue, Suite 2000, Chicago, Illinois 60611.

(13)

Represents shares of MPMC Class A common stock to be held directly by Fourth Avenue FF Opportunities LP – Series E (“Fourth Avenue FF-E”). Management of Fourth Avenue FF-E is vested in its general partner, Fourth Avenue Capital Partners GP LLC, a Delaware limited liability company (“Fourth Avenue GP”), which may be deemed to beneficially own the shares of MPMC Class A common stock to be held directly by Fourth

Avenue FF-E. The Managing Members of Fourth Avenue GP are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu, each of whom shares voting and investment control over the shares of MPMC Class A common stock to be held directly by Fourth Avenue FF-E and may be deemed to beneficially own such shares. Each such person or entity disclaims any beneficial ownership of such shares, other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business and/or mailing address of each such person or entity is c/o QVT Financial LP, 444 Madison Avenue, 21st Floor, New York, New York 10022.
(14)

Represents [●] shares of MPMC Class A common stock to be held directly by QVT Family Office Onshore LP (“QVT Onshore”), and [●] shares of MPMC Class A common stock to be held directly by Saratoga Park Ltd. (“Saratoga”). Management of QVT Onshore is vested in its general partner, QVT Associates GP LLC, a Delaware limited liability company (“QVT Associates GP”), which may be deemed to beneficially own the shares of MPMC Class A common stock to be held directly by QVT Onshore. QVT Financial LP, a Delaware limited partnership, is the investment manager of QVT Onshore and Saratoga, and shares voting and investment control over the shares of MPMC Class A common stock to be held directly by QVT Onshore and Saratoga. QVT Financial GP LLC (“QVT Financial GP”), a Delaware limited liability company, is the general partner of QVT Financial LP. The Managing Members of each of QVT Associates GP and QVT Financial GP are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu, each of whom shares voting and investment control over the shares of MPMC Class A common stock to be held directly by QVT Onshore and Saratoga and may be deemed to beneficially own such shares. Each such person or entity disclaims any beneficial ownership of such shares, other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business and/or mailing address for each of the foregoing is c/o QVT Financial LP, 444 Madison Avenue, 21st Floor, New York, New York 10022.

(15)

Represents [●] shares of MPMC Class A common stock to be held directly by Leshan Shenghe Rare Earth Co., Ltd (“Leshan Shenghe”), and [●] shares of MPMC Class A common stock to be held directly by Shenghe Resources (Singapore) International Trading Pte. (“Shenghe Resources (Singapore)”). Shenghe Resources (Singapore) is majority owned by Leshan Shenghe, and Leshan Shenghe is wholly owned by Shenghe Resources Holding Co., Ltd. (“Shenghe Resources Holding”). Accordingly, Shenghe Resources Holding may be deemed to beneficially own the shares of MPMC Class A common stock to be held directly by Leshan Shenghe and Shenghe Resources (Singapore). Shenghe Resources Holding disclaims any beneficial ownership of such shares, other than to the extent of any pecuniary interest it may have therein, directly or indirectly. The business and/or mailing address of each such entity is [●].

The Sponsor, together with two of FVAC’s independent directors, beneficially own, on an as-converted basis, approximately 20% of its FVAC Common Stock and have the right to elect all of FVAC’s directors prior to the consummation of the Business Combination as a result of holding all of the Founder Shares. Holders of shares of FVAC Class A common stock will not have the right to elect any directors to FVAC’s Board prior to the consummation of the Business Combination.

On January 31, 2020, the Company issued an aggregate of 8,625,000 shares of FVAC Class F common stock to the Sponsor in exchange for an aggregate capital contribution of $25,000. In April 2020, the Sponsor transferred 25,000 Founder Shares to an independent director of the Company, for the same per-share price initially paid by the Sponsor. Subsequent to this transfer, the Sponsor holds 8,600,000 Founder Shares. In July 2020, the Sponsor transferred 25,000 Founder Shares to a second independent director of the Company, for the same per-share price initially paid by the Sponsor. Subsequent to this transfer, the Sponsor holds 8,575,000 Founder Shares.

The Sponsor, together with two of FVAC’s independent directors, currently own 8,625,000 Founder Shares.

In connection with the consummation of FVAC’s IPO, the Sponsor purchased an aggregate of 5,933,333 Private Placement Warrants at a price of $1.50 per private placement warrant (or $8,900,000 in the aggregate) in a private placement. Each private placement warrant entitles the holder to purchase one share of FVAC Class A common stock at $11.50 per share. The foregoing table does not reflect record or beneficial ownership of the Private Placement Warrants as they are not exercisable within 60 days of [●], 2020.

PRICE RANGE OF SECURITIES AND DIVIDENDS

FVAC’s units, warrants and FVAC Class A common stock are traded on the NYSE under the symbols FVAC, FVAC.U and FVAC WS, respectively. The following table sets forth, for the periods indicated, the high and low sales prices for FVAC units, warrants and FVAC Class A common stock and dividends declared per share of FVAC Class A common stock as reported on the New York Stock Exchange.

There is no established public trading market for the Companies’ units. The following table sets forth, for the periods indicated, dividends declared with respect to the Companies’ units. The Companies’ unitholders are urged to obtain current market quotations for FVAC Class A common stock and to carefully review the other information contained in this proxy statement/consent solicitation/prospectus, when considering whether to adopt the Merger Agreement and thereby approve the Business Combination and the other transactions contemplated thereby.

	Period	FVAC							Companies Units
		FVAC.U Units		FVAC WS Warrants		FVAC Class A Common Stock
		High	Low	High	Low	High	Low	Dividends Declared	Dividends Declared
2020:								$—	$—
Third Quarter (as of [●], 2020)		[●]	[●]	[●]	[●]	[●]	[●]
Second Quarter		16.92	9.91	1.59	1.41	15.50	9.78
First Quarter		*	*	*	*	*	*
2019:								—	—
Fourth Quarter		**	**	**	**	**	**
Third Quarter		**	**	**	**	**	**
Second Quarter		**	**	**	**	**	**
First Quarter		**	**	**	**	**	**
2017:			—					—	—
Fourth Quarter		**	**	**	**	**	**
Third Quarter		**	**	**	**	**	**

*	Prior to FVAC’s IPO and listing on the NYSE.
**	Prior to FVAC’s incorporation on January 24, 2020.

FVAC PROPOSALS

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

FVAC is asking its stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby. FVAC stockholders should carefully read this proxy statement/consent solicitation/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached to this proxy statement/consent solicitation/prospectus as Annex A. Public stockholders may elect to redeem their public shares whether they vote for or against the Business Combination.

Please see the subsection entitled “The Business Combination” beginning at page [•] of this proxy statement/consent solicitation/prospectus for additional information and a summary of certain terms of the Business Combination and please see the subsection entitled “The Merger Agreement and Related Agreements” beginning at page [•] of this proxy statement/consent solicitation/prospectus for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on this proposal.

Vote Required for Approval

The transactions contemplated by the Merger Agreement are conditioned upon the approval of Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal, the Director Election Proposal and the Incentive Plan Proposal at the FVAC Special Meeting.

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby) will be adopted and approved only if a majority of the votes cast by holders of the outstanding shares of FVAC Common Stock represented virtually or by proxy at the FVAC Special Meeting and entitled to vote thereon vote “FOR” the Business Combination Proposal. Failure to vote by proxy or to vote virtually at the FVAC Special Meeting will have no effect on the vote. An abstention from voting will have no effect on the vote with respect to the Business Combination Proposal.

As of the date of this proxy statement/consent solicitation/prospectus, the Insiders have agreed to vote their Founder Shares and any public shares they may hold in favor of the Business Combination. Currently, the Insiders own approximately 20% of the issued and outstanding FVAC Common Stock, including all of the outstanding Founder Shares.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR”

PROPOSAL NO. 1.

PROPOSALS NO. 2 THROUGH 7 — THE CHARTER PROPOSALS

If the Business Combination is to be consummated, FVAC will replace its current charter with the proposed charter in the form attached to this proxy statement/consent solicitation/prospectus as Annex B, which, in the judgment of the FVAC Board, is necessary to adequately address the needs of the post-Business Combination company.

FVAC’s stockholders are asked to consider and vote to approve six (6) separate proposals in connection with the replacement of the current charter with the proposed charter.

The following table summarizes the principal proposed changes and the differences between the current charter and the proposed charter. This summary is qualified by reference to the complete text of the proposed charter, a copy of which is attached to this proxy statement/consent solicitation/prospectus as Annex B. All stockholders are encouraged to read the proposed charter in its entirety for a more complete description of its terms.

	Current Charter	Proposed Charter
Number of Authorized Shares (Proposal No. 2)

The current charter provides that the total number of authorized shares of all classes of capital stock is 221,000,000 shares, consisting of (a) 220,000,000 shares of FVAC Common Stock, including (i) 200,000,000 shares of FVAC Class A common stock and (ii) 20,000,000 shares of FVAC Class F common stock, and (b) 1,000,000 shares of preferred stock.

See Section 4.1 of the current charter.

The proposed charter increases the total number of authorized shares of all classes of capital stock to [•], consisting of (a) [•] shares of MPMC Class A common stock and (b) [•] shares of preferred stock. The post-Business Combination company will not have FVAC Class F common stock.

See Section 4.1 of the proposed charter.

Board Classification (Proposal No. 3)	The current charter provides for annual board elections for all directors. Directors elected hold office until the next annual meeting of stockholders. See Article V of the current charter.

The proposed charter requires that the board of directors be divided into three classes, with only one class of directors being elected each year and members of each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term.

See Article V of the proposed charter.

Opt Out of Section 203 of the DGCL (Proposal No. 4)	Section 203 of the DGCL is a default provision of the DGCL. Because the current charter does not “opt out” of this provision, the company is currently subject to the requirements of Section 203 of the DGCL.	The proposed charter provides that the company will not be governed by Section 203 of the DGCL and, instead, includes a provision that is substantially similar to Section 203 of the DGCL, but excludes the Sponsor, JHL Capital

	Current Charter	Proposed Charter

Group and any Exempt Transferee (as defined in the proposed charter) and their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party from the definition of “interested stockholder,” and to make certain related changes.

See Article X of the proposed charter.

Forum Selection (Proposal No. 5)	The current charter does not contain an exclusive forum provision.

The proposed charter provides that the Court of Chancery of the State of Delaware (the “Chancery Court”) will be the sole and exclusive forum for certain stockholder litigation, except for any action as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court and to which jurisdiction such party does not consent, which is vested in the exclusive jurisdiction of another court or forum, or for which the Chancery Court does not have subject matter jurisdiction. The Second Amended and Restated Certificate of Incorporation will also provide that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws.

See Article XII of the proposed charter.

Stockholder Vote Required to Amend the Certificate of Incorporation (Proposal No. 6)	The current charter does not require a supermajority voting standard for amending Article V.	The proposed charter provides that any amendments relating to Article V (Board of Directors) may only be amended, in addition to any vote required by applicable law, by the affirmative vote of the holders of at least 66.7% of the voting power of all the then-outstanding shares of stock of

Current Charter	Proposed Charter
MPMC entitled to vote in the election of directors, voting together as a single class. See Article XI of the proposed charter.

Vote Required for Approval of Each of the Charter Proposals

The approval of each of Proposal No. 2 through Proposal No. 7 below requires the affirmative vote of the holders of a majority of the outstanding shares of FVAC Common Stock, voting together as a single class.

A stockholder’s failure to vote by proxy or virtually at the FVAC Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposals, will each have the same effect as a vote “AGAINST” such Charter Proposals.

PROPOSAL NO. 2: NUMBER OF AUTHORIZED SHARES

The [•] authorized shares of capital stock in the proposed charter, consisting of [•] shares of MPMC Class A common stock and [•] shares of preferred stock, represents an increase from the existing authorization of [•] shares of capital stock, consisting of [•] shares of common stock (of which 200,000,000 are authorized shares of FVAC Class A common stock and 20,000,000 are authorized shares of FVAC Class F common stock) and 1,000,000 shares of preferred stock in the current charter. It is anticipated that there will be approximately [•] shares issued in connection with the Business Combination and the PIPE Investment, resulting in approximately [•] shares of MPMC Class A common stock outstanding immediately following the Business Combination (assuming the maximum redemption scenario). The MP Materials Corp. 2020 Stock Incentive Plan (the “Incentive Plan”) will reserve for issuance a number of shares equal to [•]% of the issued and outstanding shares of MPMC Class A common stock immediately following the Business Combination (giving effect to the redemptions of FVAC’s public shares), which is estimated to be approximately [•] shares, also assuming the maximum redemption scenario. An additional [•] shares will be reserved for issuance in connection with the FVAC public warrants, which will remain outstanding following the consummation of the Business Combination.

Although FVAC has a sufficient number of authorized but unissued shares of FVAC Common Stock to complete the Business Combination and the other issuances described in this proxy statement/prospectus, the FVAC Board has determined that the increase in the number of shares of authorized MPMC Class A common stock is desirable and in the best interests of stockholders because it will enhance MPMC’s flexibility to consider and respond to future business needs and opportunities as they arise from time to time following the consummation of the Business Combination, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. Although there is no present intention to issue any shares beyond those contemplated by the Business Combination, the PIPE Investment, or otherwise in the ordinary course of business, the additional authorized shares of common stock would be issuable for any proper corporate purpose, including without limitation, stock splits, stock dividends, future acquisitions, investment opportunities, capital raising transactions of equity or convertible debt securities, issuances under current or future equity compensation plans or for other corporate purposes. MPMC’s authorized but unissued shares of FVAC Class A common stock and preferred stock will be available for future issuances without stockholder approval (except to the extent otherwise required by law or NYSE rules) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

Since stockholders of MPMC will have no preemptive rights, the MPMC Board may issue shares, including the additional authorized shares, at any time without further authorization from such stockholders, except to the extent otherwise required by law or NYSE rules. The terms upon which any such securities may be issued will be determined by the MPMC Board.

If approved, the additional shares of MPMC Class A common stock will have rights as described in “Description of Securities” beginning on page [•] and “Comparison of Stockholder Rights” beginning on page [•] of this proxy statement/consent solicitation/prospectus. Incidental effects of the increase in the outstanding number of shares of MPMC Class A common stock may include dilution of ownership and voting power of existing holders of FVAC Common Stock. MPMC could also use the increased number of shares of MPMC Class A common stock for potential strategic transactions, including, among other things, acquisitions, strategic partnerships, joint ventures, restructurings, business combinations and investments, although there are no immediate plans to do so. No assurance can be given that any such transactions will (i) be completed on favorable terms or at all, (ii) enhance stockholder value or (iii) not adversely affect the business or trading price of MPMC Class A common stock.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR”

PROPOSAL NO. 2.

PROPOSAL NO. 3: BOARD CLASSIFICATION

Under the current charter, the FVAC Board has no classes. Proposal No. 3 provides that the MPMC Board would be divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term. The FVAC Board has evaluated the merits of a classified board structure in light of FVAC’s continuing commitment to accountability and high standards of corporate governance, and determined that the classification of directors is in the best interests of FVAC’s stockholders.

The approval of Proposal No. 3 would eliminate the single class structure of the FVAC Board and create three separate classes of directors on the MPMC Board effective immediately upon the consummation of the Business Combination. As indicated in Proposal No. 8 (The Director Election Proposal), if this Proposal No. 3 is approved, [•] will be Class I directors serving until the annual meeting of stockholders to be held in 2021, [•] will be Class II directors serving until the annual meeting to be held in 2022 and [•] will be Class III directors serving until the annual meeting to be held in 2023 and, in each case, until their successors are elected and qualified.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3.

PROPOSAL 4: OPT OUT OF SECTION 203 OF THE DGCL

The proposed charter includes an election for FVAC not to be governed by Section 203 of the DGCL and, instead, includes the addition of a provision that is substantially similar to Section 203 of the DGCL, but excludes the Sponsor, JHL Capital Group and any Exempt Transferee (as defined in the proposed charter) and their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party from the definition of “interested stockholder,” and to make certain related changes. Upon the consummation of the Business Combination, such holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203, as the FVAC Board approved the Business Combination in which such holders became interested stockholders prior to such time as they became interested stockholders.

The amendment is intended to shield stockholders from the coercions of front-end loaded two-tier offers by preventing the offer or from effecting the second step of the offer unless the target’s board of directors approves such transaction. FVAC will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning fifteen percent (15%) or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the outstanding stock of the corporation at the time of the transaction (excluding stock owned by certain persons), or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds (66 2/3%) of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in the certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

The FVAC Board has elected to opt out of Section 203, but the FVAC Board believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the FVAC Board and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of MPMC. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the corporation that have not been approved by MPMC Board. The FVAC Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of MPMC without paying a fair premium to all stockholders. Thus, the FVAC Board has determined that the provisions included in Article X of the proposed charter are in the best interests of MPMC.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4.

PROPOSAL 5: FORUM SELECTION

The current charter does not contain an exclusive forum provision. Proposal No. 5 provides that the Court of Chancery of the State of Delaware (the “Chancery Court”) or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims. This amendment is intended to assist MPMC following the Business Combination in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The FVAC Board believes that the Delaware courts are best suited to address disputes involving such matters given that FVAC is incorporated in Delaware, Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides MPMC and its stockholders with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. In addition, the amendment provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws, which includes claims arising under the Securities Act and the Exchange Act. The FVAC Board believes that this clarification provides clear notice to stockholders of any jurisdictional limitations relating to federal securities law claims, in conformity with recent SEC guidance and Delaware law; however there is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act.

This amendment is intended to promote judicial fairness and avoid conflicting judicial results, as well as make MPMC’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, we believe that MPMC should retain the ability to consent to an alternative forum on a case-by-case basis where MPMC determines that its interests and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.

See Article XII of the proposed charter.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” OF

PROPOSAL NO. 5.

PROPOSAL 6: STOCKHOLDER VOTE REQUIRED TO AMEND THE CERTIFICATE OF INCORPORATION

Under the current charter, the there is no requirement for a supermajority of stockholders to amend certain provisions of the current charter. Proposal No. 6 provides that any amendments relating to Article V (Board of Directors) of the proposed charter may only be amended, in addition to any vote required by applicable law, by the affirmative vote of the holders of at least 66.7% of the voting power of all the then-outstanding shares of stock of MPMC entitled to vote in the election of directors, voting together as a single class.

This amendment is intended to protect key provisions of the proposed charter from arbitrary amendment and to prevent a simple majority of FVAC’s stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” OF

PROPOSAL NO. 6.

PROPOSAL NO. 7: UPDATE OF OTHER PROVISIONS

Approval of each of the Charter Proposals, will result, upon consummation of the Business Combination, in the wholesale replacement of the current charter with the proposed charter. While certain material changes between the current charter and the proposed charter have been unbundled into distinct proposals, there are other differences between the current charter and the proposed charter arising from, among other things, (i) the consummation of the Business Combination, including changing the post-Business Combination corporate name from “Fortress Value Acquisition Corp.” to “MP Materials Corp.” and removing certain obsolete provisions relating to FVAC’s status as a blank check company, such as its purpose of effecting a business combination and the establishment of a Trust Account and stockholder redemption rights, and the FVAC Class F common stock, such as conversion and voting rights related thereto, that will no longer apply upon consummation of the Business Combination, or (ii) administrative or clarifying revisions, including (a) providing that the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of stock entitled to vote thereon, and (b) the removal of language without substantive effect. The FVAC Board believes that all such changes are necessary to adequately address the needs of MPMC after the Business Combination and are appropriate for a public operating company.

These changes will be implemented (subject to the approval of the aforementioned related proposed and consummation of the Business Combination) if the FVAC stockholders approve this Proposal No. 7. The FVAC Board encourages stockholders to carefully review the terms of the proposed charter, attached hereto as Annex B.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7.

PROPOSAL NO. 8: THE NYSE SHARE ISSUANCE PROPOSAL

Overview

In connection with the Business Combination, FVAC intends to effect the issuance of shares of FVAC Class A common stock to the holders of MPMO Holdco preferred and common stock and SNR HoldCo common stock pursuant to the Merger Agreement. Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (i) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of twenty percent (20%) of the number of shares of common stock outstanding before the issuance and (ii) if such issuance is to a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) and the number of shares of common stock to be issued exceeds one percent (1%) of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of FVAC Common Stock issuable pursuant to the Merger Agreement could represent greater than twenty percent (20%) of the number of shares of FVAC Common Stock before such issuance and could result in a change of control of FVAC. Moreover, the number of shares of FVAC common stock issuable to the holders of MPMO Holdco preferred and common stock and SNR HoldCo common stock represents greater than five percent (5%) of the number of shares of FVAC Common Stock before such issuance. Further, the sale and issuance of 500,000 shares of FVAC Common Stock the Sponsor pursuant to the Subscription Agreement with Sponsor represents greater than one (1%) percent of the number of shares of FVAC Common Stock outstanding before such issuance. As a result, stockholder approval of the issuance of shares FVAC Common Stock issuable pursuant to the Merger Agreement, the Subscription Agreement with Sponsor and the Parent Sponsor Warrant Exchange Agreement is required under the NYSE regulations.

Vote Required for Approval

The transactions contemplated by the Merger Agreement are conditioned upon the approval of Business Combination Proposal, the Charter Proposals, the NYSE Issuance Proposal, the Director Election Proposal and the Incentive Plan Proposal at the FVAC Special Meeting.

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby) will be adopted and approved only if a majority of the votes cast by holders of the outstanding shares of FVAC Common Stock represented virtually or by proxy at the FVAC Special Meeting webcast and entitled to vote thereon vote “FOR” the Business Combination Proposal. Failure to vote by proxy or to vote virtually at the FVAC Special Meeting will have no effect on the vote. An abstention from voting will have no effect on the vote with respect to the Business Combination Proposal.

Failure to submit a proxy or to vote virtually at the FVAC Special Meeting, an abstention from voting or a broker non-vote will have no effect on the NYSE Issuance Proposal.

Notwithstanding the approval of the NYSE Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the NYSE Issuance Proposal will not be effected.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8.

PROPOSAL NO. 9: THE DIRECTOR ELECTION PROPOSAL

Overview

The FVAC Board is declassified, with each director holding office until his or her respective successor is duly elected and qualified, or until his or her earlier resignation, removal or death. If Proposal No. 3 is approved, the proposed charter will divide the MPMC Board into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed to Class I and Class II in connection with the Business Combination) serving a three-year term. In Proposal No. 9, we are requesting that stockholders approve and adopt a proposal to elect seven directors to the MPMC Board, effective immediately upon the closing of the Business Combination. If the nominees are elected, James Litinsky and Andrew A. McKnight will be Class I directors serving until the annual meeting of stockholders to be held in 2021, Maryanne R. Lavan, General (Retired) Richard B. Myers, and Connie K. Duckworth will be Class II directors serving until the annual meeting to be held in 2022 and Randall Weisenburger and Daniel Gold will be Class III directors serving until the annual meeting to be held in 2023 and, in each case, until their successors are elected and qualified.

For more information on the experience of James H. Litinsky, Randall Weisenburger, Daniel Gold, Andrew McKnight, General (Retired) Richard B. Myers, Maryanne R. Lavan and Connie K. Duckworth, please see the section entitled “Management After the Business Combination” commencing on page [•] of this proxy statement/consent solicitation/prospectus.

Vote Required for Approval

Approval of the Director Election Proposal requires the affirmative vote (virtually or by proxy) of holders of a plurality of the votes cast by holders of outstanding shares of FVAC Common Stock entitled to vote thereon at the at the FVAC Special Meeting, voting as a single class. Failure to vote by proxy or to vote virtually at the FVAC Special Meeting webcast or an abstention from voting will have no effect on the outcome of the vote on the Director Election Proposal. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. Failure to vote by proxy or to vote virtually at the FVAC Special Meeting, abstentions and broker non-votes will have no effect on the vote for the Director Election Proposal.

Notwithstanding the approval of the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 9.

PROPOSAL NO. 10: THE INCENTIVE PLAN PROPOSAL

Overview

On [•], 2020, the FVAC Board approved the adoption of the MP Materials Corp. 2020 Stock Incentive Plan (the “2020 Plan”), subject to approval by FVAC’s stockholders. If the 2020 Plan is adopted by FVAC’s stockholders, MPMC will be able to make awards of long-term equity incentives, which we believe are critical for attracting, motivating, rewarding and retaining a talented team who will contribute to our success. In the event that the 2020 Plan is not approved by the stockholders of MPMC, the 2020 Plan and any awards thereunder will be void and of no force or effect.

Purposes of the 2020 Plan

The purposes of the 2020 Plan are (i) to align the interests of MPMC’s stockholders and the recipients of awards under the 2020 Plan by increasing the proprietary interest of such recipients in MPMC’s growth and success, (ii) to advance the interests of MPMC by attracting and retaining non-employee directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of MPMC and its stockholders.

Description of the 2020 Plan

The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Annex L and incorporated into this proxy statement/consent solicitation/prospectus by reference.

Administration

The 2020 Plan will be administered by the Compensation Committee of the MPMC Board, or a subcommittee thereof, or such other committee designated by the MPMC Board (the “Plan Committee”), in each case consisting of two or more members of the MPMC Board. Each member of the Plan Committee is intended to be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) “independent” within the meaning of the rules of the New York Stock Exchange.

Subject to the express provisions of the 2020 Plan, the Plan Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. All awards are evidenced by an agreement containing such provisions not inconsistent with the 2020 Plan as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the 2020 Plan and to decide questions of interpretation or application of any provision of the 2020 Plan. The Plan Committee may take any action such that (i) any outstanding options and SARs become exercisable in part or in full, (ii) all or any portion of a restriction period on any outstanding awards lapse, (iii) all or a portion of any performance period applicable to any awards lapse, and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target, maximum or any other level.

The Plan Committee may delegate some or all of its power and authority under the 2020 Plan to the MPMC Board (or any members thereof), a subcommittee of the MPMC Board, a member of the MPMC Board, the Chief Executive Officer or other executive officer of MPMC as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of the MPMC Board, the Chief Executive Officer or any executive officer with regard to awards to persons subject to Section 16 of the Exchange Act.

Types of Awards

Under the 2020 Plan, MPMC may grant:

•	Non-qualified stock options;

•	Incentive stock options (within the meaning of Section 422 of the Internal Revenue Code);

•	Stock appreciation rights (“SARs”);

•	Restricted stock, restricted stock units and other stock awards (collectively, “Stock Awards”); and

•	Performance awards.

Available Shares

Subject to the capitalization adjustment provisions contained in the 2020 Plan, the number of shares of our Common Stock initially available for awards under the 2020 Plan is [●], all of which may be granted as incentive stock options. The number of shares of our Common Stock available under the 2020 Plan will increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2021, and continuing until (and including) the calendar year ending December 31, 2030, with such annual increase equal to the lesser of (i) 2% of the number of shares of our Common Stock issued and outstanding on December 31st of the immediately preceding fiscal year and (ii) an amount determined by the Board. The closing price of a share of Common Stock as reported on the New York Stock Exchange on [●], 2020 was $[●] per share.

The number of available shares under the 2020 Plan will be reduced by the sum of the aggregate number of shares of our Common Stock which become subject to outstanding awards. To the extent that shares of our

Common Stock subject to an outstanding award granted under the 2020 Plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares of our Common Stock subject to an option canceled upon settlement of a related tandem SAR or subject to a tandem SAR cancelled upon exercise of a related option), or (ii) the settlement of such award in cash, then such shares of Common Stock will again be available for grant under the 2020 Plan. In addition, shares of Common Stock subject to an award under the 2020 Plan will again be available for issuance under the 2020 Plan if such shares are (i) shares that were subject to an option or stock-settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR, or (ii) shares delivered to or withheld by MPMC to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by MPMC on the open market with the proceeds of an option exercise will not again be available for issuance under the 2020 Plan.

Change in Control

Unless otherwise provided in an award agreement, in the event of a change in control of MPMC, the MPMC Board (as constituted prior to such change in control) may, in its discretion, require that (i) some or all outstanding options and SARs will become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding Stock Awards will lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (iv) the performance measures applicable to some or all outstanding awards will be deemed satisfied at the target, maximum or any other level. In addition, in the event of a change in control, the MPMC Board may, in its discretion, require that shares of capital stock of the company resulting from or succeeding the business of MPMC pursuant to such change in control, or the parent thereof, or other property be substituted for some or all of the shares of Common Stock subject to outstanding awards as determined by the MPMC Board, and/or require outstanding awards, in whole or in part, to be surrendered to MPMC in exchange for a payment of cash, shares of capital stock in the company resulting from the change in control, or the parent thereof, other property, or a combination of cash and shares or other property.

Under the terms of the 2020 Plan, a change in control is generally defined to include (i) certain acquisitions of more than 35% of MPMC’s then outstanding securities entitled to vote in the election of directors of MPMC, (ii) the consummation of any merger, consolidation or reorganization of MPMC, with certain exceptions, (iii) certain transactions or series of transactions in which all or substantially all of MPMC’s assets are sold, or (iv) certain changes in the MPMC Board resulting in the incumbent directors ceasing to constitute at least a majority of the MPMC Board over a 24-month period. A change in control under the 2020 Plan will not be deemed to occur as a result of the disposition of Common Stock by JHL Capital Group, the QVT Holders or any of their affiliates or affiliated funds.

Clawback of Awards

The awards granted under the 2020 Plan and any cash payment or shares of Common Stock delivered pursuant to an award are subject to forfeiture, recovery by MPMC or other action pursuant to the applicable award agreement or any clawback or recoupment policy which MPMC may adopt from time to time, including any such policy which MPMC may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

Effective Date, Termination and Amendment

The 2020 Plan will become effective as of the date of stockholder approval and will terminate on the tenth anniversary of the effective date of the 2020 Plan, unless earlier terminated by the MPMC Board. The MPMC Board may amend the 2020 Plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including any rule of the New York Stock Exchange, and provided that no amendment may be made that seeks to modify the non-employee director compensation limit under the 2020 Plan without stockholder approval. No amendment may materially impairs the rights of a holder of an outstanding award without the consent of such holder.

Eligibility

Participants in the 2020 Plan will consist of such officers, other employees, non-employee directors, consultants, independent contractors and agents of MPMC and its subsidiaries (and such persons who are expected to become any of the foregoing) as selected by the Plan Committee. The aggregate value of cash compensation and the grant date fair value of shares of common stock that may be awarded or granted during any fiscal year of MPMC to any non-employee director will not exceed $600,000 (or, in the case of the MPMC’s independent, non-executive Chair of the Board or lead independent director, $800,000). As of [●], 2020, approximately [●] employees and [●] non-employee directors are eligible to participate in the 2020 Plan if selected by the Plan Committee to participate.

Stock Options and SARs

The 2020 Plan provides for the grant of stock options and SARs. The Plan Committee will determine the conditions to the exercisability of each option and SAR.

Each option will be exercisable for no more than ten (10) years after its date of grant. If the option is an incentive stock option and the optionee owns greater than ten percent (10%) of the voting power of all shares of capital stock of MPMC (a “ten percent holder”), then the option will be exercisable for no more than five years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of an option will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, unless the option is an incentive stock option and the optionee is a ten percent holder, in which case the exercise price will be the price required by the Internal Revenue Code (currently 110% of fair market value).

No SAR granted in tandem with an option (a “tandem SAR”) will be exercised later than the expiration, cancellation, forfeiture or other termination of the related option, and no free-standing SAR will be exercised later than 10 years after its date of grant. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, provided that the base price of a tandem SAR will be the exercise price of the related option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of Common Stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of Common Stock on the exercise date and the base price of the SAR.

All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment of a participant with or service to MPMC of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, are determined by the Plan Committee. Notwithstanding anything in the award agreement to the contrary, the holder of an option or SAR will not be entitled to receive dividend equivalents with respect to the shares of common stock subject to such option or SAR.

The 2020 Plan expressly permits, without the approval of MPMC’s stockholders, the repricing of options and SARs.

Stock Awards

The 2020 Plan provides for the grant of Stock Awards. The Plan Committee may grant a Stock Award as a restricted stock award, restricted stock unit award or other stock award. Restricted stock awards and restricted stock unit awards are subject to forfeiture if the holder does not remain continuously in the employment of MPMC or its subsidiaries during the restriction period or if specified performance measures (if any) are not attained during the performance period.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a stockholder of MPMC, including the right to vote and receive dividends with respect to shares of restricted stock and to participate in any capital adjustments applicable to all holders of the Common Stock, provided, however, that (i) distributions, other than regular cash dividends, and (ii) regular cash dividends with respect to shares of restricted stock that are subject to performance-based vesting conditions, in each case, will be deposited by MPMC and will be subject to the same restrictions as the restricted stock.

The agreement awarding restricted stock units will specify (i) whether such award may be settled in shares of Common Stock, cash or a combination thereof; and (ii) whether the holder will be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Plan Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents with respect to restricted stock units that are subject to performance-based vesting conditions will be subject to the same vesting conditions as the underlying awards. Prior to settlement of a restricted stock unit in shares of Common Stock, the holder of a restricted stock unit has no rights with respect to the shares of Common Stock subject to such award.

The Plan Committee is authorized to grant other stock awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock, including without limitation shares of Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of Common Stock issued in lieu of obligations of MPMC to pay cash under any compensatory plan or arrangement, subject to such terms as determined by the Plan Committee. The Plan Committee will determine the terms and conditions of such awards. Any distribution, dividend or dividend equivalents with respect to other stock awards that are subject to performance-based vesting conditions will be subject to the same vesting conditions as the underlying awards.

All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a Stock Award, or the forfeiture and cancellation of a Stock Award (i) upon a termination of employment with or service to MPMC or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Awards

The 2020 Plan also provides for the grant of performance awards. The agreement relating to a performance award will specify whether such award may be settled in shares of Common Stock (including shares of restricted stock) or cash or a combination thereof. The agreement relating to a performance award will provide, in the manner determined by the Plan Committee, for the vesting of such performance award if the specified performance measures are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance measures are not satisfied or met during the specified performance period. Any dividends or dividend equivalents with respect to a performance award will be subject to the same performance-based vesting restrictions as such performance award. Prior to the settlement of a performance award in shares of common stock, the holder of such award has no rights as a stockholder of MPMC with respect to such shares. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance award upon (i) a termination of employment with or service to MPMC or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Measures

Under the 2020 Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of Common Stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance goals applicable to a particular award will be determined by the Plan Committee at the time of grant. One or more of the following business criteria for MPMC, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of MPMC (except with respect to the total stockholder return and earnings per share criteria) or individual basis, may be used by the Plan Committee in establishing performance measures under the 2020 Plan: the attainment by a share of Common Stock of a specified fair market value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of MPMC before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or such other goals as the Plan Committee may determine whether or not listed in the 2020 Plan. Each goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of MPMC (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). Performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), stockholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a performance measure or determining the achievement of a performance measure, the Plan Committee may provide that achievement of the applicable performance measures may be amended or adjusted to include or exclude components of any performance measure, including, without limitation: (i) foreign exchange gains and losses, (ii) asset write-downs, (iii) acquisitions and divestitures, (iv) change in fiscal year, (v) unbudgeted capital expenditures, (vi) special charges such as restructuring or impairment charges; (vii) debt refinancing costs; (viii) extraordinary or noncash items; (ix) unusual, infrequently occurring, nonrecurring or one-time events affecting MPMC or its financial statements; or (x) changes in law or accounting principles.

U.S. Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the 2020 Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the 2020 Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the 2020 Plan. Each participant is advised to consult his or her tax advisor concerning the application of the United States federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before accepting or taking any actions with respect to any awards.

Stock Options

A participant will not recognize taxable income at the time an option is granted and MPMC will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and MPMC (or the applicable employer) may be entitled to a corresponding deduction. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and MPMC will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition, and (2) the excess of the fair market value of those shares on the date of exercise over the exercise price, and MPMC (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Internal Revenue Code.

SARs

A participant will not recognize taxable income at the time SARs are granted and MPMC will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by MPMC, and MPMC (or the applicable employer) may be entitled to a corresponding deduction.

Stock Awards

A participant will not recognize taxable income at the time restricted stock is granted and MPMC will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture may be deductible by MPMC (or the applicable employer) as compensation expense. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and MPMC (or the applicable employer) will be entitled to a corresponding deduction.

A participant will not recognize taxable income at the time a restricted stock unit is granted and MPMC will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by MPMC, and MPMC (or the applicable employer) may be entitled to a corresponding deduction.

The tax consequences of an Other Stock Award will depend on the structure and form of such award. A participant who receives an Other Stock Award in the form of shares of Common Stock that are not subject to any restrictions under the 2020 Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares on that date, and MPMC (or the applicable employer) may be entitled to a corresponding deduction.

Performance Awards

A participant will not recognize taxable income at the time performance awards are granted and MPMC will not be entitled to a tax deduction at that time. Upon settlement of performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by MPMC, and MPMC (or the applicable employer) may be entitled to a corresponding deduction.

New Plan Benefits Table

The following table shows information regarding the awards to be made in connection with the Business Combination. The effectiveness of these awards is subject to the closing of the Business Combination and stockholder approval of the 2020 Plan at the Special Meeting.

Name and Position	Value of Restricted Stock Awards Based on Offering Price	Value of Vested Stock Awards Based on Offering Price
Michael Rosenthal, Executive Chairman and Chief Executive Officer	(1)
Ryan Corbett, Chief Financial Officer	$1,500,000 (2)	$2,000,000
Executive Group	(3)
Non-Executive Director Group	—	—
Non-Executive Officer Employee Group	(4)	(4)

(1)

Mr. Rosenthal’s employment agreement provides for an initial equity award equal to 1.7% of the pre-money Combined Company Equity Value in the form of a restricted stock award. The Combined Company Equity Value is defined as the aggregate value of MPMO, SNR and their respective successors, as determined based on the definitive agreements with respect to the Business Combination and disregarding any equity compensation awarded in connection with the Business Combination. Please see the section entitled “Executive Compensation – Companies” for further information regarding Mr. Rosenthal’s equity award.

(2)

Mr. Corbett’s employment agreement provides, effective as of the closing of the Business Combination, for (i) an initial equity award with a grant date fair value equal to $2 million in the form of fully vested stock, subject to customary lock-up provisions, and (ii) a restricted stock award with a grant date fair value equal to $1.5 million. Please see the section entitled “Executive Compensation – Companies” for further information regarding Mr. Corbett’s equity awards.

(3)

Ms. Bangalore’s employment agreement provides, effective as of the closing of the Business Combination, for a restricted stock award with a grant date fair value equal to $1.0 million. Please see the section entitled “Executive Compensation – Companies” for further information regarding Ms. Bangalore’s equity awards.

(4)

Effective as of the closing of the Business Combination, the non-employee and non-affiliated members of the MPMC Board will receive a pro-rated restricted stock unit award, with a value determined based on an annual restricted stock unit grant value of $100,000 and pro-rated based on the period of time since the closing of the Business Combination and the first expected annual stockholder meeting. Accordingly, General Myers and Mr. Weisenburger will receive prorated restricted stock unit awards, effective as of the closing of the Business Combination.

Recommendation of the FVAC Board of Directors

THE FVAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 10.

LEGAL MATTERS

The legality of shares of FVAC Class A common stock offered by this proxy statement/consent solicitation/prospectus will be passed upon for FVAC by Weil, Gotshal & Manges LLP.

EXPERTS

The financial statements of Fortress Acquisition Corp. from the period from January 24, 2020 (inception) through June 30, 2020 have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm as set forth in their report thereon, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of MP Mine Operations, LLC as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019, have been included herein and in the registration statement on Form S-4 and the related proxy statement/consent solicitation/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Secure Natural Resources, LLC as of December 31, 2019 and 2018 and for the years then ended, included in this proxy statement/consent solicitation/prospectus and Registration Statement, have been audited by RSM US, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and have been included in this proxy statement/consent solicitation/prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The information appearing in this proxy statement/consent solicitation/prospectus concerning estimates of our proven and probable REO reserves for the Mountain Pass facility was derived from the report of SRK Consulting, independent mining consultants, and has been included herein upon the authority of SRK Consulting as experts with respect to the matters covered by such report and in giving such report.

TRANSFER AGENT AND REGISTRAR

The transfer agent for FVAC securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF SHAREHOLDER PROPOSALS

The FVAC Board is aware of no other matter that may be brought before the FVAC Special Meeting. Under Delaware law, only business that is specified in the notice of FVAC Special Meeting to stockholders may be transacted at the FVAC Special Meeting.

FUTURE SHAREHOLDER PROPOSALS

For any proposal to be considered for inclusion in MPMC’s proxy statement and form of proxy for submission to the stockholders at MPMC’s 2021 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and its bylaws.

The bylaws of MPMC will provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to the principal executive offices of MPMC not later than the close of business on the 90th nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of the close of business on the 90th day before the meeting or the close of business on the 10th day following the day on which public announcement of the date of such annual meeting is first made by MPMC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FVAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. Following the Business Combination, MPMC will file reports, proxy statements and other information with the SEC. You can read FVAC’s SEC filings, including this proxy statement/consent solicitation/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/consent solicitation/prospectus or if you have questions about the Business Combination, the proposals to be presented at the FVAC Special Meeting, or need assistance voting your shares, please contact FVAC’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-free: (800) 870-0653

Banks and Brokers Call: (212) 269-5550

FVAC@dfking.com

If you are a stockholder of FVAC and would like to request documents, please do so by [•], 2020, in order to receive them before the FVAC Special Meeting. If you request any documents from us, we will mail them to you, without charge, by first class mail, or another equally prompt means.

All information contained in this proxy statement/consent solicitation/prospectus relating to FVAC has been supplied by FVAC, and all such information relating to the Companies has been supplied by the Companies. Information provided by either FVAC or the Companies does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of FVAC for the FVAC Special Meeting. FVAC has not authorized anyone to give any information or make any representation about the Business Combination, FVAC, or the Companies that is different from, or in addition to, that contained in this proxy statement/consent solicitation/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/consent solicitation/prospectus speaks only as of the date of this proxy statement/consent solicitation/prospectus, unless the information specifically indicates that another date applies.

GLOSSARY OF SELECTED MINING TERMS

The following is a glossary of selected mining terms used in this proxy statement/consent solicitation/prospectus that may be technical in nature:

Assay	The analysis of the proportions of metals in ore, or the testing of an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Bastnasite	Bastnasite is a mixed Lanthanide fluoro-carbonate mineral (Ln F CO3) that currently provides the bulk of the world’s supply of the light REEs. Bastnasite and monazite are the two most common sources of cerium and other REEs. Bastnasite is found in carbonatites, igneous carbonate rocks that melt at unusually low temperatures.

Cerium	Cerium (Ce) is a soft, silvery, ductile metal which easily oxidizes in air. Cerium is the most abundant of the REEs, and is found in a number of minerals, including monazite and bastnasite.

Concentrate	A mineral processing product that generally describes the material that is produced after crushing and grinding ore effecting significant separation of gangue (waste) minerals from the metal and/or metal minerals, and discarding the waste and minor amounts of metal and/or metal minerals. The resulting “concentrate” of minerals typically has an order of magnitude higher content of minerals than the beginning ore material.

Core Sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cut-off grade	The lowest grade of mineralized material that qualifies as ore in a given deposit. The grade above which minerals are considered economically mineable considering the following parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, by-product credits, process and refining recovery rates and price.

Dysprosium	Dysprosium (Dy) is used in high power neodymium iron boron magnets to enhance thermal stability.

Europium	Europium (Eu) is desirable due to its photon emission. Excitation of the europium atom, by absorption of electrons or by UV radiation, results in changes in energy levels that create a visible emission. Almost all practical uses of europium utilize this luminescent behavior.

Gadolinium	Gadolinium (Gd) is a silvery-white, malleable and ductile rare-earth metal. Gadolinium has exceptionally high absorption of neutrons and therefore is used for shielding in neutron radiography and in nuclear reactors. Because of its paramagnetic properties, solutions of organic gadolinium complexes and gadolinium compounds are the most popular intravenous medical magnetic resonance imaging contrast agents in MRI.

Grade	The average REE content, as determined by assay of a ton of ore.

Lanthanum	Lanthanum (La) is the first member of the Lanthanide series. Lanthanum is a strategically important rare earth element due to its use in fluid bed cracking catalysts, FCCs, which are used in the production of transportation and aircraft fuel. Lanthanum is also used in fuel cells and batteries.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A processing plant that produces a concentrate of the valuable minerals contained in an ore.

Neodymium	Neodymium (Nd) is used in the production of NdFeB permanent magnets. These permanent magnets, which maximize the power/cost ratio, are used in a large variety of motors and mechanical systems. Cellular phones, vehicle systems and certain lasers contain both neodymium magnets and capacitors, which produce powerful electronic generation and boost the power of these devices.

Open pit	A mine working or excavation open to the surface.

Ore	That part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.

Overburden	In surface mining, overburden is the material that overlays an ore deposit. Overburden is removed prior to mining.

Praseodymium	Praseodymium (Pr) comprising about 4% of the lanthanide content of bastnasite, is a common coloring pigment. Along with neodymium, praseodymium is used to filter certain wavelengths of light. Praseodymium is used in photographic filters, airport signal lenses, and welder’s glasses. As part of an alloy, praseodymium is used in permanent magnet systems designed to make smaller and lighter motors. Praseodymium is also used in automobile and other internal combustion engine pollution control catalysts.

Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) sites for inspection sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reclamation	The process of returning land to another use after mining is completed.

Recovery	The percentage of contained metal actually extracted from ore in the course of processing such ore.

Reserves	Part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Samarium	Samarium (Sm) is a silvery-white metallic element that is predominantly used to produce high temperature, high power samarium cobalt.

SEG+	Samarium, europium and gadolinium, plus other rare earth elements such as dysprosium and terbium

Short ton	Short ton is a mass measurement unit equal to 2,000 pounds-mass.

Strike	The direction of the line of intersection of a REE deposit with the horizontal plane of the ground. The strike of a deposit is the direction of a straight line that connects two points of equal elevation on the deposit.

Tailings	That portion of the mined material that remains after the valuable minerals have been extracted.

Terbium	Terbium (Tb) is a soft, malleable, silvery-grey element of the lanthanide series, used in x-ray and color television tubes.

Yttrium	Yttrium (Y) is predominantly utilized in auto-catalysts. Other uses include resonators, microwave communication devices and other electronic devices.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Fortress Value Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Fortress Value Acquisition Corp. (the “Company”) as of June 30, 2020, and the related statement of operations, changes in stockholders’ equity and cash flows, for the period from January 24, 2020 (inception) through June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the period from January 24, 2020 (inception) through June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

August 26, 2020

FORTRESS VALUE ACQUISITION CORP.

BALANCE SHEET

June 30, 2020

Assets:
Current assets:
Cash	$1,430,152
Prepaid expenses	450,706

Total current assets	1,880,858
Investments held in Trust Account	345,036,875

Total Assets	$346,917,733

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable and accrued expenses	$984,828
Franchise tax payable	86,814

Total current liabilities	1,071,642
Deferred underwriting commissions	12,075,000

Total Liabilities	13,146,642

Commitments and Contingencies:
Class A common stock, $0.0001 par value; 32,877,109 shares subject to possible redemption	328,771,090

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,622,891 issued and outstanding (excluding 32,877,109 shares subject to possible redemption)	162
Class F common stock, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding	863
Additional paid-in capital	5,320,817
Accumulated deficit	(321,841)

Total Stockholders’ Equity	5,000,001

Total Liabilities and Stockholders’ Equity	$346,917,733

The accompanying notes are an integral part of these financial statements.

FORTRESS VALUE ACQUISITION CORP.

STATEMENT OF OPERATIONS

For the period from January 24, 2020 (inception) through June 30, 2020
General and administrative expenses	$271,902
Franchise tax expense	86,814

Loss from operations	(358,716)
Interest income	36,875

Net loss	$(321,841)

Weighted average shares outstanding—Class A common stock	34,500,000

Basic and diluted net loss per share, Class A	$0.00

Weighted average shares outstanding—Class F common stock	8,625,000

Basic and diluted net loss per share, Class F	$(0.04)

The accompanying notes are an integral part of these financial statements.

FORTRESS VALUE ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the period from January 24, 2020 (inception) through June 30, 2020

	Common stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class F
	Shares	Amount	Shares	Amount
Balance—January 24, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class F common stock to the Sponsor	—	—	8,625,000	863	24,137	—	25,000
Sale of units in initial public offering, net of offering costs	34,500,000	3,450	—	—	325,164,482	—	325,167,932
Sale of private placement warrants to the Sponsor	—	—	—	—	8,900,000	—	8,900,000
Class A common stock subject to possible redemption	(32,877,109)	(3,288)	—	—	(328,767,802)	—	(328,771,090)
Net loss	—	—	—	—	—	(321,841)	(321,841)

Balance—June 30, 2020	1,622,891	$162	8,625,000	$863	$5,320,817	$(321,841)	$5,000,001

The accompanying notes are an integral part of these financial statements.

FORTRESS VALUE ACQUISITION CORP.

STATEMENT OF CASH FLOWS

For the period from January 24, 2020 (inception) through June 30, 2020

Cash Flows from Operating Activities:
Net loss	$(321,841)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest income from investments held in Trust Account	(36,875)
Changes in operating assets and liabilities:
Prepaid expenses	(450,706)
Accounts payable and accrued expenses	333,642
Franchise tax payable	86,814

Net cash used in operating activities	(388,966)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(345,000,000)

Net cash used in investing activities	(345,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class F common stock to the Sponsor	25,000
Proceeds received under loan from the Sponsor	211,382
Repayment of loan from the Sponsor	(211,382)
Proceeds received from initial public offering, net of underwriting commission	338,100,000
Payment of offering costs	(205,882)
Proceeds received from private placement	8,900,000

Net cash provided by financing activities	346,819,118

Net change in cash	1,430,152
Cash—beginning of the period	—

Cash—end of the period	$1,430,152

Supplemental disclosure of non-cash financing activities:
Offering costs included in accounts payable and accrued expenses	$651,186

Deferred underwriting commissions in connection with the initial public offering	$12,075,000

Value of Class A common stock subject to possible redemption	$328,771,090

The accompanying notes are an integral part of these financial statements.

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

1. Description	of Organization and Business Operations

Fortress Value Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on January 24, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to capitalize on the ability of its management team to identify, acquire and operate a business that may provide opportunities for attractive risk-adjusted returns.

All activity from January 24, 2020 (inception) through June 30, 2020 relates to the Company’s formation, completion of the initial public offering (“Initial Public Offering”), and, since the closing of the initial public offering, the search for a Business Combination candidate. The Company will not generate any operating revenues until after the completion of an initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on April 29, 2020. On May 4, 2020, the Company consummated its initial public offering (the “Initial Public Offering”) of 34,500,000 units (“Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), which included the issuance of 4,500,000 Units as a result of the underwriters’ exercise of their over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $345.0 million and incurring offering costs of approximately $19.8 million, inclusive of approximately $12.1 million in deferred underwriting commissions (Note 5).

Substantially concurrently with the closing of the Initial Public Offering, the Company consummated a private placement (“Private Placement”) of 5,933,333 warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant, with the Company’s sponsor, Fortress Acquisition Sponsor LLC (the “Sponsor”), generating gross proceeds of $8.9 million (Note 4).

Upon the closing of the Initial Public Offering and Private Placement, $345.0 million ($10.00 per Unit) of the aggregate net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a U.S.-based trust account (“Trust Account”) at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

As of June 30, 2020, the Company had approximately $1.4 million in cash held outside of the Trust Account. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if any, and excluding the amount of any deferred underwriting discount held in trust) at the time of the Company signing a definitive agreement in connection with its initial Business Combination.

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.

Subsequent to June 30, 2020, a definitive agreement to merge was announced between the Company and MP Materials, owner and operator of Mountain Pass, the only rare mining and processing site of scale in North America, to effect a Business Combination with FVAC Merger Corp. I, a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“MPMO Merger Corp.”), FVAC Merger LLC II, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company (“SNR Merger Company”), FVAC Merger LLC III, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company (“MPMO Merger LLC”), FVAC Merger LLC IV, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company (“SNR Merger LLC” and, together with MPMO Merger Corp., SNR Merger Company and MPMO Merger LLC, the “Merger Subs”), MP Mine Operations LLC, a Delaware limited liability company (“MPMO”) and Secure Natural Resources LLC, a Delaware limited liability company (“SNR” and, together with MPMO, each a “Subsidiary” and collectively, the “Subsidiaries”). The Merger Agreement and the transactions contemplated thereby will constitute a “Business Combination” as contemplated by the Company’s Amended and Restated Certificate of Incorporation. The Merger Agreement and the Business Combination were unanimously approved by the board of directors of the Company in July 2020. For further information, refer to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 15, 2020.

The Company will provide its stockholders of Public Shares (“Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirement, or the Company decides to obtain stockholder approval for business or other reasons, it will: (i) conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and (ii) file proxy materials with the SEC. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount in the Trust Account (initially approximately $10.00 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay for the Company’s tax obligations, calculated as of two business days prior to the consummation of the Business Combination. The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Company’s amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A common stock sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Company’s amended and restated certificate of incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Class A common stock in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months (May 2022) from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholder and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses).

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares.

In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account (or less than that in certain circumstances). In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On June 17, 2020, the Company announced that, commencing June 22, 2020, the holders of the Company’s units may elect to separately trade the Class A common stock and warrants comprising the units. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Those units not separated will continue to trade on the New York Stock Exchange under the symbol “FVAC.U,” and each of the shares of Class A common stock and warrants that are separated will trade on the New York Stock Exchange under the symbols “FVAC” and “FVAC WS,” respectively.

Liquidity

As of June 30, 2020, the Company had approximately $1.4 million in its operating bank account, $36,875 of interest income available in the Trust Account to pay for taxes (less up to $100,000 to pay for dissolution expenses) and working capital surplus of $809,216. In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”) (see Note 4). Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet the Company’s needs through the earlier of consummation of a Business Combination or one year from the issuance of these financial statements. Over this time period, the Company will be using these funds for paying existing accounts payable, and transaction expenses related to the Company’s proposed Business Combination.

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and continues to impact global markets. This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to markets, supply chains and customer activity, as well as general concern and uncertainty. The impact of this coronavirus continues to evolve and is affecting the economies of many nations, individual companies and markets in general and may continue to last for an extended period of time.

Management will continue to evaluate the impact of the COVID-19 pandemic and while the virus could have an adverse effect on the future financial results, cash flows and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) pursuant to the rules and regulations of the SEC.

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed as of June 30, 2020, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Offering costs

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering and totaled approximately $19.8 million, inclusive of approximately $12.1 million in deferred underwriting commissions. Offering costs were charged to stockholders’ equity upon the completion of the Initial Public Offering in May 2020.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the United States of America is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The provision for income taxes was deemed to be de minimis for the period from January 24, 2020 (inception) through June 30, 2020.

Class A common stock subject to possible redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2020, 32,877,109 shares of Class A common stock subject to possible redemption at the redemption amount are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net loss per share

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share.

Net income (loss) per common stock, basic and diluted for Class A common stock for the period from January 24, 2020 (inception) through June 30, 2020 was calculated by dividing the interest income earned on the Trust Account of $36,875, net of funds available to be withdrawn from the Trust Account for taxes of $36,875, which resulted in net income of none, respectively, by the weighted average number of Class A common stock outstanding for the period.

Net income (loss) per common stock, basic and diluted for Class F common stock for the period from January 24, 2020 (inception) through June 30, 2020 was calculated by dividing the net income (loss), less income attributable to Class A common stock by the weighted average number of Class F common stock outstanding for the period.

The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the over-allotment) and Private Placement to purchase an aggregate of 17,433,333 shares of Class A common stock in the calculation of diluted loss per share, since their inclusion would be anti-dilutive under the treasury stock method as of June 30, 2020.

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which at times may exceed the Federal depository insurance coverage of $250,000. As of June 30, 2020, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Fair value measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of June 30, 2020, the recorded values of cash, accounts payable and accrued expenses and franchise tax payable approximate their fair values due to the short-term nature of these instruments.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3.	Initial Public Offering

On May 4, 2020, the Company sold 34,500,000 Units, including the issuance of 4,500,000 Units as a result of the underwriters’ exercise of their over-allotment option in full, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 6).

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

4.	Related Party Transactions

Founder shares

On January 31, 2020, the Company issued an aggregate of 8,625,000 shares of Class F common stock to the Sponsor (the “Founder Shares”) in exchange for an aggregate capital contribution of $25,000. The Sponsor had agreed to forfeit an aggregate of up to 1,125,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On May 4, 2020, the underwriters exercised their over-allotment option in full. As a result, the 1,125,000 Founder Shares were no longer subject to forfeiture. The Founder Shares will automatically convert into Class A common stock upon the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment (see Note 6).

The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earliest of (a) one year after the completion of the initial Business Combination, (b) subsequent to the initial Business Combination, if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, and (c) following the completion of the initial Business Combination, such future date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their shares of common stock for cash, securities or other property. During April 2020, the Sponsor transferred 25,000 Founder Shares to an independent director of the Company for the same per-share price initially paid for by the Sponsor. Subsequent to June 30, 2020, the Sponsor transferred an additional 25,000 Founder Shares to another independent director of the Company for the same per-share price initially paid for by the Sponsor. Subsequent to these transfers, the Sponsor held 8,575,000 Founder Shares.

Private placement warrants

Substantially concurrently with the closing of the Initial Public Offering, the Sponsor purchased an aggregate 5,933,333 Private Placement Warrants in the Private Placement. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Business Combination.

Promissory note—related party

Prior to the initial public offering, the Sponsor loaned the Company an aggregate of $211,382 to cover expenses related to the Initial Public Offering pursuant to a promissory note. The promissory note was non-interest bearing, unsecured and due on the earlier of December 31, 2020 and the closing of the Initial Public Offering. The Company repaid the promissory note in full on May 4, 2020.

Office space and related support services

Effective April 30, 2020, the Company entered into an agreement with an affiliate of the Sponsor to pay a monthly fee of $20,000 for office space and related support services. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. During the period from January 24, 2020 (inception) through June 30, 2020 the Company incurred approximately $41,000 in expenses for services provided by an affiliate of the Sponsor in connection with the aforementioned agreement.

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Related party loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of June 30, 2020, no Working Capital Loans were outstanding.

5.	Commitments and Contingencies

Registration rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement signed prior to the closing date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting agreement

The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at the price paid by the underwriters in the Initial Public Offering. The underwriters exercised this over-allotment in full concurrently with the closing of the Initial Public Offering. The underwriters were entitled to an underwriting discount of $0.20 per unit, or $6.9 million paid upon the closing of the Initial Public Offering. Additionally, a deferred underwriting discount of $0.35 per unit, or approximately $12.1 million will be payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes a Business Combination, subject to the terms of the underwriting agreement.

6.	Stockholders’ Equity

Class A common stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share on each matter on which they are entitled to vote. As of June 30, 2020, there were 34,500,000 shares of Class A common stock issued and outstanding, including 32,877,109 shares of Class A common stock subject to possible redemption.

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Class F common stock—The Company is authorized to issue 20,000,000 shares of Class F common stock with a par value of $0.0001 per share. Holders of the Company’s Class F common stock are entitled to one vote for each share on each matter on which they are entitled to vote. The Company issued 8,625,000 shares of Class F common stock as of June 30, 2020. Of the 8,625,000 shares of Class F common stock, an aggregate of up to 1,125,000 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option was not exercised. On May 4, 2020, the underwriters exercised their over-allotment option in full. As a result, theses shares were no longer subject to forfeiture. The Class F common stock will automatically convert into Class A common stock at the time of the consummation of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis.

Only holders of the Founder Shares will have the right to elect all of the Company’s directors prior to the initial Business Combination. Otherwise, holders of Class A common stock and Class F common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law or the applicable rules of the New York Stock Exchange then in effect.

In the case that additional Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class F common stock shall convert into Class A common stock will be adjusted (unless the holders of a majority of the outstanding Class F common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A common stock issuable upon conversion of all Class F common stock will equal, in the aggregate, 20% of the sum of the total number of all common stock outstanding upon the completion of the Initial Public Offering plus all Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination.

Preferred stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of June 30, 2020, there was no preferred stock issued or outstanding.

Warrants—Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the issuance of shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If the Class A common stock, at the time of any exercise of a warrant, is not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section (18)(b)(1) of the Securities Act, the Company may require warrant holders who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (i) the Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (ii) the Private Placement Warrants will be non-redeemable (except under scenario 2 below) so long as they are held by the initial purchasers or such purchasers’ permitted transferees, (iii) the Private Placement Warrants may be exercised by the holders on a cashless basis, and (iv) the Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants are entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial stockholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

The Company may call the Public Warrants for redemption:

1.	For cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

2.	For class A common stock (commencing 90 days after the warrants become exercisable):

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock to be determined by reference to a table included in the warrant agreement, based on the redemption date and the fair market value of Class A common stock;

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

•	if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

If the Company calls the Public Warrants for redemption, under scenario 1 above, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization,

FORTRESS VALUE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

merger or consolidation. If the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at a newly issued price of less than $9.20 per share of common stock, the exercise price of the warrants will be adjusted to be equal to 115% of the newly issued price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. In such a situation, the warrants would expire worthless.

7.	Fair Value Measurements

The following table presents information about the Company’s assets that are measured on a recurring basis as of June 30, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)
Investments held in Trust Account	$345,036,875

None of the balance in the Trust Account was held in cash as of June 30, 2020.

8.	Subsequent Events

The notes to the financial statements include a discussion of material events, if any, which have occurred subsequent to June 30, 2020 (referred to as “subsequent events”) through the date these financial statements were available for issuance on August 26, 2020. Management has evaluated the subsequent events through this date and has concluded that no other material subsequent events have occurred that require additional adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

MP Mine Operations LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of MP Mine Operations LLC (the Company) as of December 31, 2019 and 2018, the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

Denver, Colorado

August 14, 2020

MP MINE OPERATIONS LLC

BALANCE SHEETS

	December 31,
	2019	2018
	(in thousands, except units and per unit amount)
Assets
Current Assets:
Cash and cash equivalents	$2,757	$2,832
Trade accounts receivable from related party	370	225
Inventories (Note 5)	23,048	13,474
Prepaid expenses and other current assets	1,234	947

Total current assets	27,409	17,478

Non-current Assets:
Restricted cash (Note 4)	26,791	25,584
Property, plant and equipment, net (Note 6)	46,972	52,934
Other non-current assets	622	274

Total non-current assets	74,385	78,792

Total assets	$101,794	$96,270

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$12,029	7,231
Accounts payable and accrued liabilities—related parties	2,146	559
Deferred revenue—related parties	6,609	3,286
Current installments of long-term debt—related parties (Note 7)	4,484	5,397
Finance lease liabilities	194	23
Other current liabilities	2,623	3,870
Other current liabilities—related parties	3,230	2,681

Total current liabilities	31,315	23,047

Non-current Liabilities:
Asset retirement obligation (Note 9)	23,894	22,484
Environmental obligation (Note 9)	16,628	16,599
Deferred revenue—related parties, net of current portion	28,934	25,196
Long-term debt—related parties, net of current portion (Note 7)	13,594	15,500
Finance lease liabilities, net of current portion	399	30
Other non-current liabilities	5,052	4,681

Total non-current liabilities	88,501	84,490

Total liabilities	$119,816	$107,537

Commitments and contingencies (Note 12)

Stockholders’ Equity (Note 13):
Common Units, $0.00 par value (unlimited authorized, 1,000 issued and outstanding at December 31, 2019 and 2018)	20,500	20,500
Preferred Units, $0.00 par value (unlimited authorized, 110.98 issued and outstanding at December 31, 2019 and 2018)	2,275	2,275
Accumulated deficit	(40,797)	(34,042)

Total stockholders’ (deficit) equity	(18,022)	(11,267)

Total liabilities and stockholders’ (deficit) equity	$101,794	$96,270

The accompanying notes are an integral part of these financial statements.

MP MINE OPERATIONS LLC

STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2019	2018
	(in thousands, except per unit)
Product sales (including sales to related parties, see Note 11)	$73,411	$67,418

Operating costs and expenses:
Cost of sales (including cost of sales to related parties, see Note 11)(1)	61,261	56,252
Royalty expense paid to related party (Note 11)	1,885	1,032
General and administrative expenses	11,104	14,565
Depletion, depreciation and amortization (Note 6)	4,687	2,455
Accretion of asset retirement obligation and environmental remediation obligation	2,094	1,998

Total operating cost and expenses	81,031	76,302

Operating loss	(7,620)	(8,884)

Other income, net (Note 17)	4,278	839
Interest expense, net	(3,412)	(5,420)

Loss before income taxes	(6,754)	(13,465)

Income tax expense	(1)	(1)

Net loss	$(6,755)	$(13,466)

Net loss per common unit, basic and diluted (Note 15)	$(6,755)	$(13,466)

(1)	Excludes depletion, depreciation and amortization

The accompanying notes are an integral part of these financial statements.

MP MINE OPERATIONS LLC

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Preferred Units		Common Units		Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Units	Amount	Units	Amount
	(in thousands, except units)
Balance at January 1, 2018	110.98	$2,275	1,000	$20,500	$(20,576)	$2,199
Net loss	—	—	—	—	(13,466)	(13,466)

Balance at December 31, 2018	110.98	2,275	1,000	20,500	(34,042)	(11,267)
Net loss	—	—	—	—	(6,755)	(6,755)

Balance at December 31, 2019	110.98	$2,275	1,000	$20,500	$(40,797)	$(18,022)

The accompanying notes are an integral part of these financial statements.

MP MINE OPERATIONS LLC

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2018
	(in thousands)
Operating activities:
Net loss	$(6,755)	$(13,466)
Adjustments:
Depletion, depreciation and amortization	4,687	2,455
Accrued interest expense	1,761	2,556
Accretion of asset retirement obligation	1,596	1,501
Accretion of environmental obligation	498	497
Gain on sale or disposal of long-lived assets	(3,375)	(1,840)
Accretion of debt discount	1,001	1,752
Decrease (increase) in operating assets:
Trade accounts receivable from related party	(145)	4,671
Inventory	(9,573)	4,332
Prepaid expenses, other current and non-current assets	(82)	(189)
Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	6,246	4,536
Refund liability to related party	162	2,584
Deferred revenue from related party	7,061	11,014
Other current and non-current liabilities	(3,520)	(208)
Deferred income taxes	1	1

Net cash provided by (used in) operating activities	(437)	20,196

Investing activities:
Purchase of property, plant and equipment	(2,274)	(7,790)
Proceeds from disposal of property, plant and equipment	7,898	1,910

Net cash provided by (used in) investing activities	5,624	(5,880)

Financing activities:
Issuance of debt—related party	7,236	3,860
Principal payments on financing obligations	(11,332)	(34,600)

Net cash used in financing activities	(4,096)	(30,740)

Net change in cash, cash equivalents and restricted cash	1,091	(16,424)
Cash, cash equivalents and restricted cash beginning balance	28,481	44,905

Cash, cash equivalents and restricted cash ending balance	$29,572	$28,481

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	2,757	2,832
Restricted cash current	24	65
Restricted cash non-current	26,791	25,584

Total cash, cash equivalents and restricted cash	$29,572	$28,481

The accompanying notes are an integral part of these financial statements.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

NOTE 1 DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

MP Mine Operations LLC (the “Company”) is a Delaware limited liability company that was formed in April 2017 and is headquartered in Las Vegas, Nevada. The Company is the owner and operator of a working interest in a rare earth mine (the “Mine”) and processing facility (“Facility”) located in Mountain Pass (San Bernardino County), California. This is the only operating rare earths mine in the United States. The Company acquired certain of its assets, along with its inventory, from Paul E. Harner, as Chapter 11 Trustee for Molycorp Minerals, LLC (“Molycorp”, or the “Trustee”) and the Other Debtors (the “Debtors”) under the Asset Purchase Agreement dated June 19, 2017 (the “Acquisition”). The Company has since resumed mining and restored the Mine and beneficiation facilities to commercial operations, and is working to restore the remainder of the Facility for use in processing separated rare earth products. The Mine achieved commercial operations in July 2019.

On May 22, 2017, the Company entered into a series of agreements with Shenghe Resources (Singapore) International Trading PTE. LTD. (“Shenghe”) to fund the Company’s operations, identify operational efficiencies, and sell products to Shenghe and third parties. Shenghe is an affiliate of Shenghe Resources Holding Co. Ltd., a global leader in rare earth minerals mining and distribution and a publicly traded company on the Shanghai Stock Exchange. Shenghe has significant knowledge of the mining, processing, marketing and distribution of rare earth products, as well as access to customers in the Chinese market for these products. As part of these arrangements, Shenghe (and its controlled affiliates) became both the principal customer and a related party of the Company, when Leshan Shenghe Rare Earth Company, Ltd. (“Leshan Shenghe”), Shenghe’s majority shareholder, obtained a 9.99% non-voting preferred interest in the Company. See Note 11—Related-Party Transactions for additional information regarding the relationship between the Company and Shenghe.

Currently, the Company’s outstanding common units are held by JHL Capital Group Two, LLC, Saratoga Park Ltd., QVT Family Office Onshore LP, and Fourth Avenue FF Opportunities LP—Series E. The Company acquired the Mine and other assets in 2017, and agreed to pay for all costs associated with production of the mine and a 2.5% royalty payment to Secure Natural Resources LLC (“SNR”). See Note 6—Property, Plant, and Equipment and Note 11—Related-Party Transactions for additional information regarding the acquisition of the Mine and royalty payment.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer views the Company’s operations and manages its business as one reportable segment.

The cash flows and profitability of the Company’s operations are significantly affected by the market price of rare earth products. The prices of rare earth products are affected by numerous factors beyond the Company’s control. The products of the Company are sold globally, with a primary focus in the Asia market due to the refining capabilities of the region. Rare earth products are critical inputs in hundreds of existing and emerging clean-tech applications including electric vehicles and wind turbines as well as drones and defense applications.

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Risk

As of December 31, 2019, Shenghe accounted for more than 90% of product sales. Shenghe, a related party of the Company, has entered into a contract to purchase certain of the Company’s stockpile inventory and all newly produced material. While with any contract there is a risk of nonperformance, we do not believe that it is reasonably possible that the agreement will be terminated in the near term, as Shenghe would forfeit substantial upfront advance payments made to the Company for that production and forgo future payments as the Company’s distribution agent.

Furthermore, while revenue is generated in the United States, the customer is located in China and may transport and sell products in the Chinese market; therefore, the Company’s gross profit is affected by Shenghe’s ultimate realized prices in China. In addition, there is an ongoing economic conflict between China and the United States that has resulted in tariffs and trade barriers that may negatively affect the Company’s business operations and results.

In December 2019, a novel strain of coronavirus (COVID-19) began to impact the population of China and expanded into a worldwide pandemic during 2020, leading to significant business and supply-chain disruption, as well as broad-based changes in supply and demand. As the situation continues to develop, it is impossible to predict the effect and ultimate impact of the COVID-19 outbreak on the Company’s business operations and results. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time. The Company had initially delayed some finished product shipments at the onset of the outbreak, however, the Company has not seen a reduction in mining or processing activities or sales due to COVID-19. Certain employee schedules have been adjusted and, in some cases, employee hours have been temporarily reduced without reducing employee pay. There were no impairment indicators or impairments recognized for the year ended December 31, 2019.

Use of Estimates

The Company’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to the recoverability of inventory; the useful lives and recoverability of long-lived assets (such as reserves and cash flows from operating the mine); uncertain tax positions; the valuation allowance of deferred tax assets; and environmental remediation obligations. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those amounts estimated in these financial statements.

Cash

Cash and cash equivalents consist of all cash balances and highly liquid investments with a maturity of three months or less when purchased.

Restricted cash consists of funds that are contractually restricted as to usage or withdrawal due to legal agreement. The Company determines current or non-current classification based on the expected duration of the

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

restriction. The cash is restricted as it is pledged as collateral in connection with surety bonds placed with California state and regional agencies related to closure and reclamation obligations.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Management reviews the need for an allowance for doubtful accounts quarterly based on historical experience with each customer and the specifics of each arrangement. At December 31, 2019 and 2018, the Company did not have an allowance for doubtful accounts.

Inventories

Inventory consists of raw materials and supplies, work in process, and finished goods.

Materials and supplies

Materials and supplies consist of raw materials, spare parts, reagent chemicals, and packaging materials and are carried at standard cost, except maintenance and spare parts for which cost is determined using the weighted average cost method.

In-process inventory

In-process inventory primarily consists of stockpiles of mined bastnaesite ore in various stages of the production process. It is carried at the lower of cost or net realizable value. Stockpiled ore tonnages are verified by periodic surveys.

Finished goods

Finished goods inventory primarily consist of packaged bastnaesite concentrate and is carried at the lower of cost or net realizable value. Net realizable value represents the estimated selling price of the product during the ordinary cost of business based on current market conditions.

Inventory cost includes all expenses directly attributable to the manufacturing process, including labor and stripping costs, and an appropriate portion of production overhead based on normal operating capacity.

Management evaluates the carrying amount of inventory on a periodic basis, considering slow-moving items, obsolescence, excess inventory levels, and other factors and recognizes related write-downs in cost of sales.

Revenue Recognition

The Company’s revenue comes from sales of rare earth products produced at the Mine. The Company’s sales are primarily to an affiliate of Shenghe. The Company’s performance obligation is to deliver rare earth products to the agreed delivery point, and the Company recognizes revenue at the point in time control of the products transfers to the customer, which is typically when the rare earth products are loaded at the agreed-upon shipping point. At that point, the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the products, and the customer bears the risk of loss.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

For sales to third parties, the transaction price is agreed to at the time the sale is entered into. For sales entered into with the related party, the transaction price typically is based on an agreed upon price per ton, subject to certain quality adjustments depending on the measured characteristics of the product, with an adjustment for the ultimate market price of the product realized by Shenghe certain other discounts. These adjustments are forms of variable consideration. The Company typically negotiates with and bills an initial price to Shenghe; such prices are then updated based on final adjustments for quality differences and/or actual sales prices realized by Shenghe, adjusted for other discounts. Initial pricing is typically billed upon loading the product and paid within 30 days or less. Final adjustments to prices may take longer to resolve. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities. Sales to Shenghe under the Offtake Agreement beginning in July 2019 also reflect an adjustment for an implicit discount that results from modifications of the agreement before sales commenced (referred to herein as the “Shenghe implied discount”), and is based on a percentage of Shenghe’s realized gross profit on its own sales to its customers. Sales prior to July 2019 did not include a similar adjustment.

When the final price has not been resolved by the end of the reporting period, the Company estimates the expected sales price based on the initial price, current market pricing and known quality measurements, and further constrains such amounts to an amount that is probable not to result in a significant reversal of previously recognized revenue. When appropriate, the Company applies a portfolio approach in estimating a refund obligation.

The Company has also received significant prepayments from Shenghe, discussed further in Note 3 – Revenue Recognition below. The Company has determined that the prepayment does not have a significant financing component, based on the uncertainty associated with the timing of delivery, and on the relationship of the payment to the other payments required under the contract.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated over their useful lives. Expenditures for new property, plant and equipment and improvements that extend the useful life or functionality of the assets are recorded at their cost of acquisition and construction. Depreciation on property, plant and equipment is recognized straight-line over their estimated useful lives. Depletion on mineral rights is recognized on a straight-line basis over the estimated useful life of the mine. Assets under construction include costs directly attributable to the construction or development of long-term assets. These costs may include labor and employee benefits associated with the construction of the asset, site preparation, permitting, engineering, installation and assembly, procurement, insurance, legal, commissioning, and interest on borrowings to finance the construction of the assets. No interest was capitalized in 2019 or 2018. Depreciation is not recorded on the related assets until they are placed in service or are ready for their intended use. Repair and maintenance costs that do not extend the useful life of an asset are expensed as incurred.

Gains and losses arising from the disposal of property, plant and equipment are determined as the difference between the proceeds from disposal and the carrying amount of the asset and are included in other income (expense) in the statements of operations.

Property, plant and equipment primarily relate to the Company’s Mountain Pass facility and open-pit mine in production phase. In addition to the Mine, the facility includes ore and overburden stockpiles, a crusher and mill/flotation plant, mineral recovery and separation plants, tailings processing and storage facilities, on-site evaporation ponds, a combined heat and power plant, water treatment facilities, a Chlor-Alkali plant, as well as

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

laboratory facilities to support research and development activities, offices, warehouses and support infrastructures.

The Company obtained a 97.5% working interest in the mineral properties in exchange for commitments to pay all costs associated with production, and provide a 2.5% royalty payment, including certain minimums, discussed in Note 11—Related Party Transactions. Because the mine had already been in a producing stage, but was idled and in care and maintenance, costs associated with the return to production were capitalized to inventory as incurred. Additionally, costs incurred above the amount required to return the mine to production, including certain overburden mining activities, were expensed as incurred.

Mine Development Costs

Development costs include acquisition costs, drilling costs, and the cost of other development work, all of which are capitalized during the development phase. The mine related to the mineral rights was already in production phase when the rights were acquired, though it had been placed into care and maintenance temporarily; therefore, we have not recognized development costs. Production costs are capitalized into inventory or expensed as incurred.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842): Amendments to the FASB Accounting Standards Codification (“ASC”), which requires an entity to recognize lease assets and lease liabilities on the balance sheet and provide enhanced disclosures. Leases are classified as either finance or operating leases. ASC 842 is effective for entities other than public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASC 842 on April 1, 2017 at inception, and as such, retrospective adoption was not applicable.

The Company determines if an arrangement is, or contains, a lease at the inception date of the contract. In some cases, the Company has determined that its lease arrangements include both lease and non-lease components. The Company has elected an expedient to account for each separate lease component and its associated non-lease components as a single lease component for the majority of its asset classes.

The Company recognizes lease liabilities and right-of-use (“ROU”) assets upon commencement for all leases with a term greater than 12 months. The Company has elected an expedient not to recognize leases with a lease term of 12 months or less on the balance sheet. These short-term leases are expensed on a straight-line basis over the lease term.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date of the lease based on the present value of lease payments over the lease term. When the rate implicit to the lease cannot be readily determined, the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. Lease liabilities are accreted each period and reduced for payments. The ROU asset also includes other adjustments, such as for the effects of escalating rents, rent abatements or initial lease costs. The lease term may include periods covered by options to extend or terminate the lease when it is reasonably certain that the Company will exercise a renewal option, or reasonably certain it will not exercise an early termination option. For operating leases, lease expense

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

for minimum lease payments is recognized on a straight-line basis over the expected lease term. For finance leases, the ROU asset depreciates on a straight-line basis over the shorter of the lease term or useful life of the ROU asset and the lease liability accretes interest based on the interest method using the discount rate determined at lease commencement.

The Company has operating leases for corporate offices and equipment as well as finance leases for equipment. Operating lease assets and the related lease liabilities are included within the right-of-use assets—operating leases, operating lease liabilities, and the operating lease liabilities, net of current portion line items in the balance sheet. Finance leases are included within the right-of-use assets—finance leases, finance lease liabilities, and the finance lease liabilities, net of current portion line items in the balance sheet.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. In estimating undiscounted cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of undiscounted cash flows from other asset groups. Management’s estimates of undiscounted cash flows are based on numerous assumptions and it is possible that actual cash flows may differ significantly from estimates, as actual produced reserves, prices, commodity-based and other costs, and closure costs are each subject to significant risks and uncertainties. The estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of the Company’s mining operations are derived from current business plans, which are developed using short-term price forecasts reflective of the current price environment and management’s projections for long-term average prices. In addition to short- and long-term price assumptions, other assumptions include estimates of production costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the reserves; value beyond proven and probable estimates; estimated future closure costs; and the use of appropriate discount rates.

If the carrying value of the long-lived asset or asset groups is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, based on the approach the Company believes a market participant would use. An impairment loss, if any, is recorded for the excess of the asset’s (or asset group’s) carrying amount over its fair value, as determined by a valuation technique appropriate to the given circumstances. There were no impairment indicators or impairments recognized for the years ended December 31, 2019 and 2018.

Asset Retirement Obligations

The Company recognizes asset retirement obligations for estimated costs of legally and contractually required closure, dismantlement, and reclamation activities associated with the Mountain Pass facility and the Mine. Asset retirement obligations are initially recognized at their estimated fair value in the period in which the obligation is incurred. Fair value is based on the expected timing of reclamation activities, cash flows to perform activities, amount and uncertainty associated with the cash flows, including adjustments for a market risk premium, and discounted using a credit-adjusted risk-free rate. The liability is accreted over time through periodic charges to earnings and reduced as reclamation activities occur; differences between estimated and actual amounts are recognized as an adjustment to operating expense. Subsequent increments in expected undiscounted cash flows are measured at their discounted values using updated estimates of the Company’s credit-adjusted risk-free rate applied to the increment only. Subsequent decrements are reduced based on the weighted average discount rate

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

associated with the obligation. As of December 31, 2019, the credit-adjusted risk-free rate ranges between 7.1% and 8.2% depending on the timing of expected settlement and when the layer or increment was recognized.

Associated asset retirement costs, including the effect of increments and decrements, are recognized as adjustments to the related asset’s carrying value and depreciated over its remaining useful life.

Environmental Obligations

The Company has assumed certain environmental remediation obligations that primarily relate to groundwater monitoring activities. Estimated remediation costs are accrued based on management’s best estimate at the end of each period of the costs expected to be incurred at a site to settle the obligation when those amounts are probable and estimable. Such cost estimates may include ongoing care, maintenance and monitoring costs associated with remediation activities. Changes in remediation estimates are reflected in earnings in the period an estimate is revised.

Remediation costs included in environmental remediation obligations are discounted to their present value as cash flows when payments are readily estimable, and are discounted using a risk-free rate, which the Company derives from U.S. Treasury yields. The Company’s discounted obligations relate to ongoing groundwater remediation and monitoring activities.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash, receivables, accounts payable, and accrued liabilities approximate fair values because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the short-term debt approximate their fair value because the interest rates are based on market rates. The fair value of the long-term debt has been calculated below. Refer to Note 14—Fair Value Accounting for further information.

Commitments and Contingencies

The Company has entered into annual right-of-way arrangements with the Bureau of Land Management for water pipelines and utility power lines running to the mine and to access sites used for environmental remediation and monitoring. These right-of-way arrangements have terms that range from 20 to 30 years. Liabilities related to these arrangements are recognized as accrued liabilities.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Income Taxes

The Company accounts for income taxes using the balance sheet method, recognizing certain temporary differences between the financial reporting basis of the liabilities and assets and the related income tax basis for such liabilities and assets. This method generates either a net deferred income tax liability or asset for the Company, as measured by the statutory tax rates in effect. Management derives a deferred income tax charge or benefit by recording the change in either the net deferred income tax liability or asset balance for the year.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

Valuation of Deferred Tax Assets

The Company’s deferred income tax assets include certain future tax benefits. Management records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. In determining the requirement for a valuation allowance, the Company evaluated all available positive and negative evidence.

Certain categories of evidence carry more weight in the analysis than others based upon the extent to which the evidence may be objectively verified. Management looks to the nature and severity of cumulative pretax losses (if any) in the current three-year period ending on the evaluation date, recent pretax losses and/or expectations of future pretax losses. Other factors considered in the determination of the probability of the realization of the deferred tax assets include, but are not limited to:

•	Earnings history;

•	Projected future financial and taxable income based upon existing reserves and long-term estimates of commodity prices;

•	The duration of statutory carry forward periods;

•	Prudent and feasible tax planning strategies readily available that may alter the timing of reversal of the temporary difference;

•	Nature of temporary differences and predictability of reversal patterns of existing temporary differences; and

•	The sensitivity of future forecasted results to commodity prices and other factors.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. However, recent cumulative losses are not solely determinative of the need for a valuation allowance. Management also considers all other available positive and negative evidence in its analysis.

Recently adopted Accounting Pronouncements

Restricted Cash

In November 2016, ASU 2016-18 was issued which requires the statement of cash flows to explain the change in cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts in the statement of cash flows. This update is effective in fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company adopted this ASU on January 1, 2019 including the changes in restricted cash equivalents in operating activities in the Statements of Cash Flows. Prior period amounts have been revised to conform to the current year presentation.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

NOTE 3 REVENUE RECOGNITION

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASC 606), which sets forth a single standard for revenue recognition and replaces most existing industry-specific guidance. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 in 2017.

In connection with the acquisition and development of the Mountain Pass facility, the Company entered into a set of commercial arrangements with Shenghe, including the Offtake Agreement, the Technical Services Agreement (“TSA”) and the Distribution and Marketing Agreement (“DMA”) in May 2017. In addition, Leshan Shenghe Rare Earth Co., Ltd., the majority shareholder of Shenghe, acquired MPMO preferred units. See Note 11—Related Party Transactions. In June 2017, the Company modified the Offtake Agreement based on certain additional funding requirements that included a debt-like item the Company repaid in 2018, and an adjustment to the Offtake Agreement. As a result of this modification (as further described below in the Additional Advances section of Note 7—Debt Obligations), Shenghe would be entitled to an additional $30 million recovery of advances (“Additional Advance”), but only $3.5 million of proceeds were allocated to the modification based on a relative fair value allocation, given the uncertainties that existed at the time. Based on the relationship between the deemed proceeds the Company would receive and the contractual amount Shenghe would be entitled to, the modification resulted in an implied discount on the Company’s sales prices to Shenghe under the arrangement. The Shenghe implied discount is only attributable to Shenghe’s gross profit on its subsequent sales of rare earth products to its own customers. That gross profit is a contractually determined amount based on Shenghe’s realized sales price, net of taxes, tariffs, and other adjustments (such as demurrage) compared to the agreed-upon cash cost Shenghe would pay to the Company. The Shenghe implied discount amounted to 36% of that contractually determined gross profit amount.

Prior to reaching commercial operations in July 2019, the Company sold to Shenghe under individual sales agreements that did not include the Shenghe implied discount.

Commercial operations were deemed to have commenced on July 1, 2019. From that date on, the Company would periodically agree a cash sales price with Shenghe for each metric ton of rare earth concentrate delivered by the Company. The Company recognized this amount as revenue upon each sale as well as the amount of deferred revenue from the prepaid advances that Shenghe realized, subject to the Shenghe implied discount.

Deferred Revenue—The Offtake Agreement previously mentioned required Shenghe to advance up to $50 million over time as requested by the Company which constituted prepayments toward the future sale of products exclusively to Shenghe on a take-or-pay basis when the mine reached commercial operations based on the terms of the arrangement, until Shenghe’s advances were fully recouped. In connection with this arrangement, the Company also issued a preferred interest to Shenghe, which was treated as consideration paid to the customer and a reduction to the transaction price of $2.3 million, representing the fair value of the issuance; in addition, the Company obtained certain technical services and the right to access certain intellectual property from Shenghe for 30 years. Those technical services and intellectual property rights were significant to achieving commercial operations and were not treated as a distinct good or service because of their interrelationship with developing the mine.

Under this arrangement, the sales price for the product was based on the actual sales price realized by Shenghe to its own customers, adjusted for certain discounts. Shenghe paid the Company cash for an agreed-upon cost of the

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

products and reduced the deferred revenue from its prepayment based on the final realized market price. As such, when the products were sold, the difference between the Company’s cost and Shenghe’s net sales proceeds, adjusted for discounts, were applied to reduce the outstanding deferred revenue. Although it is not obligated, the Company may also make cash repayments to reduce the deferred revenue balance.

The deferred revenue as of December 31, 2019 and 2018, primarily related to these prepayments, was $35.5 million and $28.5 million, respectively. Of these amounts, $6.6 million and $3.3 million are classified as current at December 31, 2019 and 2018, respectively, based on amounts expected to be realized within the next year. Of the originally agreed-upon $50 million, the Company still had the ability to call on remaining commitments from Shenghe of $11.1 million and $20.3 million at December 31, 2019 and 2018, respectively. The remaining $11.1 million of these advances were received by May 2020.

In 2018, the Company entered into a framework agreement governing the sale of various stockpiled finished products and intermediate rare earth products, including rare earth fluorides (“REF”), that were purchased from the Molycorp Debtors. In this agreement, the Company agreed to use certain gross profits from those sales to Shenghe to repay portions of the Additional Advance. Because those payments did not otherwise change the timing or amount of payments owed under the Additional Advance, the modification did not result in a change to the agreement. However, additional payments beyond the remaining note balance resulted in repayment of prepayments received under the deferred revenue arrangement and were treated as a settlement of a portion of those amounts. Approximately $3.9 million of these amounts were ultimately applied to the Offtake Advances; however, because the Offtake Advances reflect an implicit discount provided to Shenghe as a result of the June 2017 modification, the difference between the payments and the effect on the liability reflecting that discount were charged to settlement expense. The amount recognized in 2018 for the settlement expense for this difference was $1.4 million. Of the total $3.9 million, $0.9 million remained to be paid at December 31, 2018 and 2019 and is classified as a refund liability. The remaining amount was paid in May 2020.

The Company expects to realize the remaining deferred revenue balances within the next five years, though the amount and timing is dependent upon a number of factors, including market prices, production volumes, and production costs.

Refund Liability—In 2018 and the first half of 2019, prior to the Mine reaching commercial operations, the Company entered into individual product sales with the same affiliate of Shenghe based on standardized product quality specifications, against which adjustments would be recognized based on actual quality measurements and settlements agreed between the Company and Shenghe. The product quality was expected to be below the standard and would result in quality adjustments for ultimate repayment of the refund liability. As such, the Company estimated and recognized a refund liability based on expected differences. At December 31, 2018, the estimated refund liability was $1.6 million.

During 2019, the Company negotiated with Shenghe to settle all outstanding quality differences for a total of $2.3 million, including a $0.1 million reduction to the amount previously accrued for 2018 based on initial estimates. The Company paid $0.5 million of the refund obligation during 2019, and $1.8 million remains outstanding at December 31, 2019. In addition, as discussed above, the Company had agreed to repay $0.9 million of Offtake Advances based on gross profits realized in REF sales but had not paid the $0.9 million by December 31, 2019. The remaining amount was paid in May 2020.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

NOTE 4 RESTRICTED CASH

The Company’s restricted cash balances as of December 31, 2019 and 2018, are as follows:

	December 31,
	2019	2018
Restricted cash, current	$24	$65
Restricted cash, non-current	26,791	25,584

Total restricted cash	$26,815	$25,649

The noncurrent restricted cash is related to closure bonding on the Mine and a trust setup with the California Department of Resources Recycling and Recovery (“CalRecycle”), which is the state of California’s recycling and waste management program.

NOTE 5 INVENTORIES

At December 31, 2019 and 2018, the Company’s inventories consisted of the following:

	December 31,
	2019	2018
Materials and supplies(1)	$4,156	$2,456
In-process(2)	15,710	8,760
Finished goods(3)	3,182	2,258

Total inventory	$23,048	$13,474

(1)	Materials and supplies inventory includes raw materials, spare parts, reagent chemicals, and packaging materials used in the production of rare earth products.
(2)	In-process inventory is primarily comprised of stockpiles of mined bastnaesite ore in various stages of the production process that are drawn down based on the demands of our mine production plan.
(3)	Finished goods is primarily comprised of packaged bastnaesite ore that is ready for sale. It also includes remaining stockpiles of other rare earth products acquired with the Mine.

NOTE 6 PROPERTY, PLANT AND EQUIPMENT

The Company capitalized expenditures of $2.8 million and $8.8 million for the years ended December 31, 2019 and 2018, respectively. Most of these expenditures are related to vehicles, machinery, equipment, enterprise resource planning (“ERP”) software, and certain other capital projects at the Mine.

Depletion, depreciation and amortization expense for the periods ended December 31, 2019 and 2018 was $4.7 million and $2.5 million respectively.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

At December 31, 2019 and 2018, the Company’s property, plant and equipment consisted of the following:

	Depreciable Life (in years)	December 31,
		2019	2018
Machinery and equipment	5 - 7	$18,313	$10,333
Buildings	39	3,152	3,142
Land		6,045	6,024
Assets under construction		23,735	33,704
Finance lease		586	60
Mineral rights		2,967	2,967

Property, plant and equipment		54,798	56,230
Accumulated depletion, depreciation and amortization		(7,826)	(3,296)

Property, plant and equipment, net		$46,972	$52,934

Depletion in 2019 and 2018 was not material.

NOTE 7 DEBT OBLIGATIONS

The Company’s current and noncurrent portions of related-party debt at December 31, 2019 and 2018, were:

	December 31,
	2019	2018
Related party debt
Promissory note	$5,563	$5,563
Secured promissory note	13,594	15,500
Less: unamortized debt discount	(1,079)	(166)

Net carrying amount	$18,078	$20,897
Less: current installments of long-term debt to related parties	(4,484)	(5,397)

Long-term debt to related party, net of current portion	$13,594	$15,500

Promissory Note

The Company entered into a 5% callable promissory note with JHL Capital Group Holdings Two LLC; Saratoga Park Ltd.; QVT Family Office Fund LP; QVT Family Office Onshore LP; and Fourth Avenue FF-Series E as the lenders. The initial borrowed amount, $0.2 million, was subsequently increased to a total of $5.6 million as of the date of the latest amendment, June 20, 2019. The principal balance and accrued interest are payable in arrears when called by the lenders. The Company repaid $2.0 million of principal during 2018. No principal repayments were made in 2019. The lenders may call the debt at any time, and there is no penalty for early payment by the Company. This balance is classified as current.

Secured Promissory Note

The Company entered into a $15.5 million, 10% secured promissory note in August 2017 with JHL Capital Group Holdings Two LLC; Saratoga Park Ltd.; QVT Family Office Fund LP; QVT Family Office Onshore LP;

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

and Fourth Avenue FF-Series E. In February 2019, the Company modified the arrangement to add the accrued interest of $2.3 million to the principal balance, and to add $1.9 million to the principal balance, which is treated as a discount, in exchange for the modification. The Company is accreting the discount over the term of the note. The maturity date of the note as of the latest amendment is February 15, 2021. Interest on the promissory note is accrued on the unpaid principal amount of the loans and such interest is payable at the payment of principal amounts. No principal repayments were made in 2018. The Company repaid $3.1 million and $3.0 million of the principal amount in June and July of 2019 respectively. As of December 31, 2019, the carrying amount is approximately $13.6 million. This balance is classified as non-current.

Excluding interest that was added to the principal balance, accruals of interest are included in accrued liabilities and are classified as non-current.

Additional Advance

In June 2017, the Company and Shenghe agreed to an additional arrangement that modified the Offtake Agreement discussed in Note 3—Revenue Recognition. Under this arrangement, Shenghe provided $30 million in a non-interest-bearing loan for up to one year in exchange for a discount on the final sales price realized by Shenghe. After one year, the Company would be charged a stated rate of interest of 10% per year. The stated arrangement was a zero coupon note and the Company expected to pay balances back within one year; however, the Company determined based on the estimated fair values of the debt issuance and revenue contract modification that the relative fair value of the debt arrangement was $26.5 million, and included an implicit debt discount of $3.5 million.

Accretion of that discount resulted in $1.8 million of interest expense in 2018. The amounts were repaid at various times, with final payment in November 2018, which included $0.3 million of interest accrued at the stated 10% rate for the outstanding balance after the interest free-period, for a total of $2.1 million of interest in 2018.

Equipment Notes

The Company has entered into several financing agreements for the purchase of equipment, including trucks, tractors, loaders, graders, and various other machinery. The current and noncurrent portions of the equipment notes included in current and non-current liabilities at December 31, 2019 and 2018, were:

	December 31, 2019			December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
Equipment notes	$515	$1,145	$1,660	$390	$1,144	$1,534

The Company’s various equipment notes, which are secured by the purchased equipment, have terms of between 4 to 5 years and interest rates of between 0.0% and 4.5% per annum.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

Interest

Interest cost incurred on each instrument from the table above was as follows for the periods ended December 31, 2019 and 2018:

	December 31,
	2019	2018
Secured promissory note	$2,615	$2,550
Promissory note	275	283
Additional advance	—	2,096
Equipment notes	75	67

Total interest	$2,965	$4,996

The interest expense amount disclosed above does not include $0.5 million and $0.4 million in 2019 and 2018 respectively of interest expense associated with the royalty agreement with Secured Natural Resources LLC (SNR). Refer to Note 11—Related Party Transactions for an expanded discussion of these amounts.

Debt Maturities

Scheduled minimum debt repayments are as follows for the year ending December 31, 2019:

Debt maturities, excluding leases
2020	$5,563
2021	13,595
2022	1,049
2023	94
2024	517
Thereafter	—

Total	$20,818

As of December 31, 2019, and 2018, the Company was in compliance with all applicable covenants related to its indebtedness.

NOTE 8 LEASE OBLIGATIONS

The determination of whether an arrangement is, or contains, a lease is performed at the inception of the arrangement. The Company has operating and finance leases for certain office space, vehicles, and equipment to be used in its operations, with lease terms ranging from monthly to 5 years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional one to three years. These optional periods have not been considered in the determination of the ROU or lease liabilities associated with these leases as management did not consider it reasonably certain it would exercise the options. Short-term leases, which have an initial term of 12 months or less, are not recorded in the balance sheet and expense for these leases is recognized on a straight-line basis over the lease term.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

The Company’s lease agreements do not contain any termination options, material residual value guarantees, material bargain purchase options or material restrictive covenants. The Company does not have any lease transactions with related parties.

Total lease cost includes the following components:

December 31, 2019
Operating lease cost	$218
Finance lease cost
Amortization of ROU assets	159
Interest on lease liabilities	42

201

Variable lease cost	—
Short-term lease cost	913

$1,332

Supplemental cash flow information related to leases includes the following:

December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$223
Operating cash flows related to finance leases	42
Financing cash flows related to finance leases	121
Right-of-use assets obtained in exchange for lease obligations
Operating leases	549
Finance leases	671

Information related to lease terms and discount rates is as follows:

Weighted Average Remaining Lease Term
Operating leases	2.9 years
Finance leases	3.0 years
Weighted Average Discount Rate
Operating leases	4.7%
Finance leases	7.7%

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

As of December 31, 2019, the maturities of the Company’s operating and finance lease liabilities were as follows:

	Operating Leases	Finance Leases
2020	$215	$194
2021	192	183
2022	194	101
2023	—	201
2024	—	—
Thereafter	—	—

Total lease payments	601	679
Less: Imputed interest	(36)	(86)

Total	$565	$593

Supplemental disclosure for the balance sheet related to the Company’s operating and finance leases were as follows:

December 31, 2019
Operating Leases:
Right-of-use assets	$571

Operating lease liability—short-term	215
Operating lease liability—long-term	351

Total operating lease liabilities	$566

Finance Leases:
Right of use assets	$586

Finance lease liability—short-term	194
Finance lease liability—long-term	399

Total finance lease liabilities	$593

NOTE 9 ASSET RETIREMENT AND ENVIRONMENTAL OBLIGATIONS

Asset Retirement Obligations

Management estimated asset retirement obligations based on the requirements to reclaim its mine asset and related Mountain Pass Facility. Minor reclamation activities related to discrete portions of our operations are ongoing. As of December 31, 2019, management estimates a significant portion of the cash outflows for the major reclamation and the retirement of the Mountain Pass Facility will be incurred beginning in 2043.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

The following is a summary of asset retirement obligations:

	December 31,
	2019	2018
Balance at beginning of period	$22,566	$21,141
Obligations settled	(80)	(78)
Accretion expense	1,602	1,503
Revisions in estimated cash flows	(122)	—

Balance at end of period	$23,966	$22,566

The balance as of December 31, 2019 and 2018, includes a short-term portion of $0.1 million. The total estimated future undiscounted cash flows required to satisfy the asset retirement obligation were $142.3 million and $131.0 million as of December 31, 2019 and 2018, respectively. The difference is primarily due to the timing of payments and resulting effect of estimated cost increases.

The Company is required to provide the applicable government agencies with financial assurances relating to the closure and reclamation obligations. At December 31, 2019 and 2018, the Company had financial assurance requirements of $38.3 million and $40.2 million, respectively, which were satisfied with surety bonds placed with the California state and regional agencies that are partially secured by restricted cash.

The following is a summary of restricted cash for surety bonds:

	December 31,
	2019	2018
Beginning balance	$25,516	$37,983
Refunds	—	(12,856)
Additions	1,103	389

Balance at end of period	$26,619	$25,516

Environmental Obligations

The Company assumed certain environmental liabilities related to groundwater contamination of the prior operators. The Company engaged an environmental consultant to develop a remediation plan and remediation cost projections based upon that plan. Utilizing the remediation plan developed by the environmental consultant, management developed an estimate of future cash payments for the remediation plan.

As of December 31, 2019, management estimates the cash outflows related to these environmental activities will be incurred annually over the next 28 years. The Company’s environmental liabilities are measured at the expected value of future cash outflows discounted to their present value using a discount rate of 2.93%.

The total estimated aggregate undiscounted cost of $28.6 million and $29.1 million at December 31, 2019 and 2018, respectively, is principally related to water monitoring activities required by state and local agencies. Based on management’s best estimate of the cost and timing and the assumption that payments are considered to

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

be fixed and reliably determinable, the Company has discounted the liability. The balance as of December 31, 2019 and 2018, includes current portions of $0.5 million.

Environmental remediation costs
2020	$475
2021	489
2022	504
2023	520
2024	536
Thereafter	26,119

Total	28,643

Effect of discounting	(11,578)

Total environmental remediation liability at December 31, 2019	$17,065

NOTE 10 INCOME TAXES

Income Taxes

Income tax expense consists of the following:

	December 31,
	2019	2018
Current:
Federal	$—	$—
State	1	1

Total current	1	1

Deferred:
Federal	—	—
State	—	—

Total deferred	—	—

Total tax expense	$1	$1

Loss before income taxes and equity earnings, by tax jurisdiction, were as follows for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
United States	$6,754	$13,465

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

Tax Rate Reconciliation

Income taxes differ from the amounts computed by applying the U.S. federal income tax rate of 21% to pretax income as a result of the following:

	December 31,
	2019	2018
Computed income tax expense at the statutory rate	$(1,419)	$(2,828)
Changes resulting from:
State and local income taxes, net of federal income tax benefit	(459)	(1,053)
Effect on permanent differences	35	(343)
Valuation Allowance	1,720	4,225
Other	124	—

Income tax expense	$1	$1

Significant Components of Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2019 and 2018 are presented below:

	Years ended December 31,
	2019	2018
Deferred income tax assets:
Asset retirement obligation /environmental liability	$11,359	$10,957
Other deferred tax assets	386	135
Net operating losses	3,335	2,142
Interest expense carryforward	1,020	402
Inventory	1,286	685
Deferred revenue	1,274	1,369
Royalty liability	1,105	1,001
Refund liability	769	723
Organization costs	1,143	1,234

Total deferred tax assets	21,677	18,648

Valuation Allowance	(11,702)	(9,982)

Deferred income tax liabilities:
Property, plant and equipment	(8,644)	(7,442)
Prepaid expenses	(204)	(254)
Inventory capitalization	(61)	(117)
Mineral rights	(742)	(774)
Other	(324)	(79)

Total deferred tax liabilities	(9,975)	(8,666)

Net deferred tax asset	$—	$—

At December 31, 2019 and 2018, the Company had net operating loss carryforwards for federal income tax purposes of $10.7 million and $7.2 million, respectively. Of the carryforward amount $7.2 million can be used to

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

offset taxable income and reduce income taxes payable in future periods until its expiration in 2027, and the remaining balance of $3.5 million can be carried forward indefinitely. At this time, management does not consider it more likely than not that the Company will have sufficient taxable income in the future that will allow the Company to realize these deferred tax assets; as a result, a valuation allowance has been established for the years ended December 31, 2019 and 2018.

Management has evaluated the Company’s tax positions for the year ended December 31, 2019 and 2018 and determined that there are no uncertain tax positions requiring financial statement recognition. The tax years from 2017 onward remain open to examination by the taxing jurisdictions to which the Company is subject.

Mining taxes in California represent state and provincial taxes levied on mining operations and are classified as income taxes as such taxes are based on a percentage of mining profits.

NOTE 11 RELATED PARTY TRANSACTIONS

Except as noted elsewhere in the financial statements, related party transactions are disclosed as follows:

Royalty Agreement

In April 2017, the Company entered into a lease and license agreement for mining the mineral rights of Secure Natural Resources LLC (“SNR”) for the rare earth minerals contained in the Mine. SNR and the Company have shareholders common to both entities; however, they are not partners in business nor do they hold any other joint interest. SNR has the right to terminate the agreement if the Company does not expend the following amounts in connection with the reopening and resumption of operations of the Mountain Pass facility: $20 million, $35 million, and $50 million before the respective 12-month, 24-month, and 36-month anniversary of the purchase of the Mountain Pass facility, which occurred in July 2017.

This agreement subjects the Company to pay royalties to SNR based on 2.5% on mining proceeds, subject to certain minimums. The Company is committed to pay minimum non-refundable royalties of $0.5 million for each remaining year of the 30-year arrangement. The present value of the minimum royalty payments was recognized as an acquisition cost of the mineral interest. Refer to Note 6—Property, Plant and Equipment. Remaining payments on the minimum royalty are reflected as an obligation on a discounted basis, with interest imputed at a rate of 12.7%.

Excluding payment of these minimums (which are treated as a reduction to the obligation), royalty expense was $1.9 million and $1.0 million for the years ended December 31, 2019 and 2018, respectively. During 2019 and 2018 the Company paid out approximately $1.2 million and $0.6 million, respectively.

Indebtedness

The Company’s related-party debt is described in Note 7—Debt Obligations.

Purchases

The Company purchased reagent products used in the milling process. Total purchases in the twelve months ended December 31, 2019 and 2018 totaled approximately $3.2 million and $3.1 million, respectively, from standard purchase orders to Shenghe.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

Sales

The Company and Shenghe entered into separate product sales agreements in which Shenghe will purchase certain existing stockpile inventory and all newly produced material at specified prices. Sales from these agreements were approximately $73.0 million and $67.0 million for the periods ended December 31, 2019 and 2018, respectively, and are discussed in more detail in Note 3—Revenue Recognition, including amounts recognized as Deferred revenue and Refund liabilities.

Cost of Sales

The Company and Shenghe entered into separate product sales agreements in which Shenghe will purchase certain existing stockpile inventory and all newly produced material at specified prices. Cost of Sales related to these agreements were approximately $53.1 million and $50.7 million for the periods ended December 31, 2019 and 2018, respectively.

Accounts Receivable

All accounts receivable as of December 31, 2019 and 2018, as stated on the balance sheet, are receivable from related parties due to the Company’s sales agreements with Shenghe which requires Shenghe to purchase certain existing stockpile inventory and all newly produced material at specified prices.

Marketing Agreement

In May 2017, the Company entered into a distribution and marketing agreement with Shenghe for the purpose of appointing Shenghe as the Company’s exclusive, authorized marketing agent and distributor for products during the term of the agreement. The agreement commences after the advanced payments from the Offtake Agreement have been fully repaid and ends on the effective date of termination of the Technical Services Agreement. In return, Shenghe shall receive 35% of the net profits from sales of products. This agreement, and related profit interest, was terminated as part of the modification of the Offtake Agreement in June 2020. See Note 18—Subsequent Events for additional information regarding the modification of the Offtake Agreement.

Services Reimbursed

The Company reimbursed JHL Capital Group Holdings (“JHL”) for travel-related expenses during 2019 and 2018 in the amounts of $0.2 million and $0.1 million, respectively.

Accrued Liabilities

The Company has accrued liabilities owed to JHL and SNR in the amount of $0.1 million for travel related expenses and less than $0.1 million for patent maintenance fees and property taxes, respectively as of December 31, 2019. Additionally, the Company has accrued liabilities owed to JHL in the amount of $0.1 million for travel related expenses as of December 31, 2018.

Accrued liabilities also include $0.3 million of accrued interest owed to Shenghe related to the Additional Advance, as discussed in Note 7—Debt Obligations. The accrued interest was ultimately paid to Shenghe in June 2020.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

Accounts payable

The Company has accounts payable to SNR and Shenghe in the amount of $0.5 million and $1.5 million respectively as of December 31, 2019 and accounts payable to Shenghe in the amount of $0.5 million as of December 31, 2018. There are no accounts payable to SNR as of December 31, 2018.

NOTE 12 COMMITMENTS AND CONTINGENT LIABILITIES

Estimated losses from contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the contingency and estimated range of loss, if determinable, is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Pending or threatened litigation—In the ordinary course of business, the Company becomes party to lawsuits, administrative proceedings and government investigations, including environmental, regulatory, and other matters. Large, and sometimes unspecified, damages or penalties may be sought in some matters, and certain matters may require years to resolve.

On January 14, 2019, a former employee filed a complaint with the California Labor & Workforce Development Agency alleging numerous violations of the California labor law. The Company strongly disagrees with the accusations, has retained counsel, and is vigorously defending the matter. Although management does not believe that a loss is probable, it is reasonably possible that it may incur a material loss on this matter. There is no reasonable estimate of the range of the potential loss.

Contractual obligations—The Company entered into contractual commitments with Las Vegas Paving for the overburden stripping of the Mine. Future payments for work commitments related to the contract at December 31, 2018, were $19.8 million. The remaining commitment was $5.8 million as of December 31, 2019.

Right-of-way agreements—The Company has been issued certain right-of-way grants by the U.S. Department of the Interior for purposes of installing water pipelines, groundwater monitoring wells, and access roads on public lands located in San Bernardino County, CA. The accrual for right of way agreements is included within the Accrued liabilities line item within the Company’s balance sheet with the corresponding expense in SG&A expenses on the income statement. The Company accrued and expensed $0.1 million and $0.1 million related to right of way agreements in 2019 and 2018 respectively.

NOTE 13 STOCKHOLDERS’ EQUITY

Common Units

Issued and outstanding capital stock includes 1,000 common units with no par value. The number of common units authorized for issuance is not limited, and the Company may issue additional common units in the future. Holders of common units are entitled to one vote per unit, and upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders after distributions are made to holders of preferred units, as discussed in the section on preferred units below. The holders have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such units. Common units are subordinate to preferred units with respect to dividend rights. The Company did not make any dividend payouts as of December 31, 2019 and 2018.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

Preferred Units

Outstanding capital stock includes 110.98 preferred units with no par value held by Leshan Shenghe. The number of preferred units authorized for issuance is not limited, and the Company may issue additional preferred units in the future. In the case of an event such as a sale, dissolution, winding up, or liquidation of the Company, the holders of these preferred units are entitled to receive the greater of the aggregate amount of capital contributions made with respect to each unit (less the aggregate amount distributed by the Company with respect to each unit) and the amount the holders of these units would have received (determined on a converted basis) of the amount payable to all common stockholders. The Company’s preferred units have no voting rights. Each preferred unit shall be convertible at the option of the holder into a common unit on a one-for-one basis at any time. However, ownership by Leshan Shenghe is limited to 9.99% of the issued and outstanding common units.

NOTE 14 FAIR VALUE ACCOUNTING

Guidance on fair value measurement for accounting purposes establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in active markets.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, short-term debt and accrued liabilities approximate fair values because of the immediate or short-term maturity of these financial instruments. Consequently, such financial instruments are not included in the following tables that set forth the Company’s other assets and liabilities (Cash and cash equivalents, Restricted cash, Secured promissory notes and equipment notes) measured at fair value on a recurring basis (at least annually) by level within the fair value hierarchy. The assets and liabilities disclosed in the tables below are presented in the Company’s balance sheet at their carrying value.

As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2019
	Carrying Amount	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$2,757	$2,757	$—	$—
Restricted cash	26,815	26,815	—	—

Total	$29,572	$29,572	$—	$—

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

The Company’s cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy. The carrying amounts reported in the balance sheet approximate the fair value of cash and cash equivalents and restricted cash due to the short-term nature of these assets.

	Fair Value at December 31, 2019
	Carrying Amount	Level 1	Level 2	Level 3
Liabilities:
Secured promissory note (Level 2)	$13,594	$—	$14,107	$—
Equipment notes (Level 2)	1,660	—	1,646	—

Total	$15,254	$—	$15,753	$—

The Company’s secured promissory note and equipment notes are classified within Level 2 of the fair value hierarchy because there are inputs that are directly observable for substantially the full term of the liability. Model-based valuation techniques for which all significant inputs are observable in active markets were used to calculate the fair values of liabilities classified within Level 2 of the fair value hierarchy as of December 31, 2019 and 2018.

NOTE 15 NET LOSS PER UNIT

Basic and diluted net loss per unit attributable to common stockholders of the Company was calculated as follows:

	For the Year Ended December 31,
	2019	2018
Numerator:
Net Loss	$6,755	$13,466

Denominator:
Weighted average, basic and diluted, units outstanding	1,000	1,000

Loss per unit, basic and diluted, attributable to common stockholders	$6,755	$13,466

The Company computes basic loss per unit by dividing loss attributable to common stockholders by the weighted-average number of common units outstanding for the period.

The Company excluded the effects of dilutive preferred units from the computation of diluted net loss per unit as the effect would be to reduce the net loss per unit. Therefore, the weighted average number of common units outstanding used to calculate both basic and diluted net loss per unit attributable to common stockholders of the Company is the same. The Company excluded the following potential common units, presented based on amounts outstanding at each period end, from the computation of diluted net loss per unit attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	For the Year Ended December 31,
	2019	2018
Convertible preferred units (as converted to common units)	110.98	110.98

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

NOTE 16 SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities and other supplemental cash flow information are as follows:

	For the Year Ended December 31,
	2019	2018
Supplemental cash flow information:
Cash paid for interest	$926	$113
Property, plant and equipment acquired with seller-financed equipment notes	$569	$753

NOTE 17 OTHER INCOME, NET

	For the Year Ended December 31,
	2019	2018
Gain on sale of equipment	$3,785	$1,874
Interest	461	404
Advertising	14	(4)
Scrap metals and other materials	5	13
Legal, settlement and other fines	12	(69)
Other	1	(1,379)

	$4,278	$839

NOTE 18 SUBSEQUENT EVENTS

We evaluated subsequent events through July 10, 2020, the date the financial statements were available to be issued.

In December 2019, a novel strain of coronavirus (COVID-19) began to impact the population of China, where the Company’s ultimate customers are located. The outbreak of COVID-19 has grown both in the United States and globally, and related government and private sector responsive actions have adversely affected the global economy. In December 2019, a series of emergency quarantine measures taken by the PRC government disrupted domestic business activities in the PRC during the weeks after the initial outbreak of COVID-19 . Since that time, an increasing number of countries, including the United States, have imposed restrictions on travel to and from the PRC and elsewhere, as well as general movement restrictions, business closures and other measures imposed to slow the spread of COVID-19. The situation continues to develop rapidly, however, and it is impossible to predict the effect and ultimate impact of the COVID-19 outbreak on the Company’s business operations and results. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time. We had initially delayed some shipments at the onset of the outbreak due to overseas port closures, however, we have not experienced a reduction in mining activities, sales or shipments due to COVID-19, though we may in the future, for example, as a result of the reduced consumption of products made with rare earth products by end users, such as participants in the automotive industry supply chain.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, except per unit and production amounts)

In March 2020, the Company amended its agreement with Las Vegas Paving and entered into a substantially new agreement for the overburden stripping of the Mine. The contractual obligation related to this agreement is $9.1 million with a payment schedule through September 2020.

In May 2020, the Company and Shenghe entered into a Framework Agreement that significantly restructured the parties’ relationships and resulted in substantially reducing Shenghe’s economic interests and operational involvement in the Company. As part of the Framework Agreement, Shenghe agreed to a firm funding date for the remaining portion of the $50 million Initial Prepayment Amount from its Offtake Agreement (which amount was fully funded on May 13, 2020), and also agreed to fund an additional $35.5 million to the Company as advance payments for product (which amount was fully funded on June 5, 2020). As required by the Framework Agreement, the Company and Shenghe amended and restated the original Offtake Agreement to account for the repayment of these advances. The Amended and Restated Offtake Agreement became effective on June 5, 2020, the date Shenghe completed funding of all amounts required under the Framework Agreement.

As also required by the Framework Agreement, Shenghe was issued a warrant by the Company that may be exercised to acquire an additional 89.88 convertible Preferred Units, representing (on an as-converted basis) an additional 7.485% interest in the fully diluted equity of the Company. As provided in the Framework Agreement, the Distribution and Marketing Agreement and the Technical Services Agreement terminated upon the date Shenghe completed funding, except that, under the express terms of the Framework Agreement, any know-how, rights and licenses that may have been granted to the Company to use Shenghe intellectual property (if any) survive the termination of the Technical Services Agreement and continue to remain in effect. The termination of the Distribution and Marketing Agreement extinguished Shenghe’s right to a 35% profit interest in future sales of the Company’s product, which would have applied after repayment of all of Shenghe’s prepayments for product under the original Offtake Agreement. Shenghe will continue to serve as a distribution agent during the term of the Amended and Restated Offtake Agreement in exchange for a fixed upfront discount off of market price recognized as a reduction to the advances, and subject to certain adjustments. Like the original Offtake Agreement, the modified agreement expires after repayment of all of Shenghe’s prepaid advances for product. In addition, the modification includes additional cash payment requirements on an annual basis based on the Company’s net income to the extent the advances have not been refunded. The Company is still evaluating the effects of this modification.

MP MINE OPERATIONS LLC

CONDENSED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
	2020	2019
	(in thousands, except units)
Assets
Current Assets:
Cash and cash equivalents	$38,551	$2,757
Trade accounts receivable from related party	183	370
Inventories (Note 4)	29,711	23,048
Prepaid expenses and other current assets	2,243	1,234

Total current assets	70,688	27,409

Non-current Assets:
Restricted cash (Note 3)	27,113	26,791
Net property, plant, and equipment (Note 5)	49,297	46,972
Other non-current assets	506	622

Total non-current assets	76,916	74,385

Total assets	147,604	101,794

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	11,637	12,029
Accounts payable and accrued liabilities—related parties	2,154	2,146
Deferred revenue—related parties	—	6,609
Current installments of long-term debt—third party (Note 6)	1,495	—
Current installments of long-term debt—related parties (Note 6)	35,883	4,484
Finance lease liabilities	244	194
Other current liabilities	3,740	2,623
Other current liabilities—related parties	484	3,230

Total current liabilities	55,637	31,315

Non-current Liabilities:
Asset retirement obligation	24,743	23,894
Environmental obligation	16,598	16,628
Deferred revenue—related parties, net of current portion	—	28,934
Long-term debt—third party, net of current portion	1,869	—
Long-term debt—related parties, net of current portion (Note 6)	67,952	13,594
Finance lease liabilities, net of current portion	324	399
Other non-current liabilities	5,223	5,052

Total non-current liabilities	116,709	88,501

Total liabilities	172,346	119,816

Commitments and contingencies (Note 9)

Stockholders’ Equity (Note 11):
Common Units, $0.00 par value (unlimited authorized, 1,000 issued and outstanding at June 30, 2020 and December 31, 2019)	20,500	20,500
Preferred Units, $0.00 par value (unlimited authorized, 110.98 issued and outstanding at June 30, 2020 and December 31, 2019)	2,275	2,275
Preferred Warrants $0.01 exercise price (89.88 units issued at June 30, 2020, 0.00 units issued at December 31, 2019)	53,846	—
Accumulated deficit	(101,363)	(40,797)

Total stockholders’ (deficit) equity	(24,742)	(18,022)

Total liabilities and stockholders’ (deficit) equity	$147,604	$101,794

The accompanying notes are an integral part of these financial statements.

MP MINE OPERATIONS LLC

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

	Six Months Ended June 30,
	2020	2019
	(in thousands except per unit)
Product sales (including sales to related parties, see Note 8)	$51,110	$25,447

Operating costs and expenses:
Cost of sales (including cost of sales to related parties, see Note 8)(1)	29,532	25,388
Royalty expense paid to related party (Note 8)	853	521
General and administrative expenses	8,927	7,250
Depreciation, depletion and amortization (Note 5)	2,653	2,379
Accretion of asset retirement obligation and environmental remediation obligation	1,128	1,051
One time settlement charge	66,615	—

Total operating cost and expenses	109,708	36,589

Operating loss	(58,598)	(11,142)

Other income, net (Note 15)	237	2,385
Interest expense	(1,869)	(1,846)

Loss before income taxes	(60,230)	(10,603)

Income tax expense	(336)	(1)

Net loss	$(60,566)	$(10,604)

Net loss per common unit, basic and diluted (Note 13)	$(60,566)	$(10,604)

(1)	Excludes depletion, depreciation and amortization

The accompanying notes are an integral part of these financial statements.

MP MINE OPERATIONS LLC

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

	Preferred Units		Common Units		Preferred Warrants	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Units	Amount	Units	Amount
	(in thousands, except units)
Balance at December 31, 2019	110.98	$2,275	1,000	$20,500	$—	$(40,797)	$(18,022)

Issuance of Warrant	—	—	—	—	53,846	—	53,846
Net income (loss)	—	—	—	—	—	(60,566)	(60,566)

Balance at June 30, 2020	110.98	$2,275	1,000	$20,500	$53,846	$(101,363)	$(24,742)

	Preferred Units		Common Units		Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Units	Amount	Units	Amount
	(in thousands, except units)
Balance at December 31, 2018	110.98	$2,275	1,000	$20,500	$(34,042)	$(11,267)

Net income (loss)	—	—	—	—	(10,604)	(10,604)

Balance at June 30, 2019	110.98	$2,275	1,000	$20,500	$(44,646)	$(21,871)

The accompanying notes are an integral part of these financial statements.

MP MINE OPERATIONS LLC

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Operating activities:
Net loss	$(60,566)	$(10,604)
Adjustments:
Depletion, depreciation and amortization	2,653	2,380
Accrued interest expense	715	(1,700)
Accretion of asset retirement obligation	878	801
Accretion of environmental obligation	250	249
Gain on sale or disposal of long-lived assets	—	(1,767)
Accretion of debt discount	741	523
Non-cash settlement of unfavorable contract	66,615	—
Revenue recognized in exchange for debt principal reduction (Note 2)	(679)	—

Decrease (increase) in operating assets
Trade accounts receivable from related party	187	137
Inventory	(6,663)	(1,435)
Prepaid expenses, other current and non-current assets	(891)	(353)
Increase (decrease) in operating liabilities
Accounts payable and accrued liabilities	(961)	504
Refund liability to related party	(2,746)	839
Deferred revenue from related party	1,934	—
Other current and non-current liabilities	775	(803)
Deferred income taxes	—	(1)

Net cash provided by (used in) operating activities	2,242	(11,230)

Investing activities:
Purchase of property, plant, and equipment	(4,828)	(2,624)
Proceeds from disposal of property, plant, and equipment	—	5,451

Net cash provided by (used in) investing activities	(4,828)	2,827

Financing activities:
Issuance of debt	3,364	12,184
Proceeds from modification of Offtake Agreement (Note 14)	35,450	—
Principal payments on financing obligations	(86)	(4,740)

Net cash provided by financing activities	38,728	7,444

Net change in cash, cash equivalents and restricted cash:	36,142	(959)
Cash, cash equivalents and restricted cash beginning balance	29,572	28,481

Cash, cash equivalents and restricted cash ending balance	$65,714	$27,522

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	38,551	1,044
Restricted cash current	50	24
Restricted cash non-current	27,113	26,454

Total cash, cash equivalents and restricted cash	$65,714	$27,522

The accompanying notes are an integral part of these financial statements.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MP Mine Operations LLC (the “Company”) is a Delaware limited liability company that was formed in April 2017 and is headquartered in Las Vegas, Nevada. The Company is the owner and operator of a working interest in a rare earth mine (the “Mine”) and processing facility (“Facility”) located in Mountain Pass (San Bernardino County), California. This is the only operating rare earths mine in the United States. The Company acquired certain of its assets, along with its inventory, from Paul E. Harner, as Chapter 11 Trustee for Molycorp Minerals, LLC (“Molycorp”, or the “Trustee”) and the Other Debtors (the “Debtors”) under the Asset Purchase Agreement dated June 19, 2017 (the “Acquisition”). The Company has since resumed mining and restored the Mine and beneficiation facilities to commercial operations, and is working to restore the remainder of the Facility for use in processing separated rare earth products. Commercial operations are deemed to have commenced based on terms in the Offtake Agreement, further described below, primarily based on when mineral recoveries reached their expected production level. The Mine achieved commercial operations in July 2019.

On May 22, 2017, the Company entered into a series of agreements with Shenghe Resources (Singapore) International Trading PTE. LTD. (“Shenghe”) to fund the Company’s operations, identify operational efficiencies, and sell products to Shenghe and third parties. Shenghe is an affiliate of Shenghe Resources Holding Co. Ltd., a global leader in rare earth minerals mining and distribution and a publicly traded company on the Shanghai Stock Exchange. Shenghe has significant knowledge of the mining, processing, marketing and distribution of rare earth products, as well as access to customers in the Chinese market for these products. As part of these arrangements, Shenghe (and its controlled affiliates) became both the principal customer and a related party of the Company when Leshan Shenghe Rare Earth Company, Ltd. (“Leshan Shenghe”), Shenghe’s majority shareholder, obtained a 9.99% non-voting preferred interest in the Company. See Note 8—Related-Party Transactions for additional information regarding the relationship between the Company and Shenghe.

Currently, the Company’s outstanding common units are held by JHL Capital Group Two, LLC, Saratoga Park Ltd., QVT Family Office Onshore LP, and Fourth Avenue FF Opportunities LP—Series E. The Company acquired the Mine and other assets in 2017 and agreed to pay for all costs associated with production of the mine and a 2.5% royalty payment to Secure Natural Resources LLC (“SNR”). See Note 5—Property, Plant, and Equipment and Note 8—Related-Party Transactions for additional information regarding the acquisition of the Mine and royalty payment.

The Company operates as a single operating segment. All property, plant and equipment are physically located within the United States.

The cash flows and profitability of the Company’s operations are significantly affected by the market price of rare earth products. The prices of rare earth products are affected by numerous factors beyond the Company’s control. The products of the Company are sold globally, with a primary focus in the Asia market due to the refining capabilities of the region. Rare earth products are critical inputs in hundreds of existing and emerging clean-tech applications including electric vehicles and wind turbines, as well as drones and defense applications.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The accompanying statements should be read in conjunction with the audited financial

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

statements for the year ended December 31, 2019. In the opinion of management, all adjustments (which are of a normal, recurring nature) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for any other period including the full year ending December 31, 2020.

Concentration of Risk

In December 2019, a novel strain of coronavirus (COVID-19) began to impact the population of China and expanded into a worldwide pandemic during 2020, leading to significant business and supply-chain disruption, as well as broad-based changes in supply and demand. The Company had initially delayed some finished product shipments at the onset of the outbreak; however, the Company has not seen any reduction in mining or processing activities or sales due to COVID-19. Certain employee schedules have been adjusted and, in some cases, employee hours have been temporarily reduced without reducing employee pay. There were no impairment indicators or impairments recognized for the six months ended June 30, 2020.

As the situation continues to develop, it is impossible to predict the effect and ultimate impact of the COVID-19 outbreak on the Company’s business operations and results. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time.

Significant Accounting Policies

The significant accounting policies and estimates used in the preparation of the accompanying condensed financial statements are described further in the Company’s audited financial statements for the year ended December 31, 2019.

Revenue Recognition

The Company’s revenue comes from sales of rare earth products produced at the Mine. The Company’s sales are primarily to an affiliate of Shenghe. The Company’s performance obligation is to deliver rare earth products to the agreed delivery point, and the Company recognizes revenue at the point in time control of the products transfers to the customer, which is typically when the rare earth products are loaded at the agreed-upon shipping point. At that point, the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the products, and the customer bears the risk of loss.

For sales to third parties, the transaction price is agreed to at the time the sale is entered into. For sales entered into with the related party, the transaction price typically is based on an agreed upon price per ton, subject to certain quality adjustments depending on the measured characteristics of the product, with an adjustment for the ultimate market price of the product realized by Shenghe and certain other discounts. These ultimate market prices are forms of variable consideration. The Company typically negotiates with and bills an initial price to Shenghe; such prices are then updated based on final adjustments for quality differences and/or actual sales prices realized by Shenghe. Initial pricing is typically billed upon loading the product and paid within 30 days or less. Final adjustments to prices may take longer to resolve. Sales to Shenghe under the Offtake Agreement beginning in July 2019, including the period from January 2020 to early June 2020, also reflect an adjustment for an implicit discount that results from modifications of the agreement before sales commenced (referred to herein as the “Shenghe implied discount”), and is based on a percentage of Shenghe’s realized gross profit on its own sales to its customers. Sales prior to July 2019, including for the six-month period ending June 30, 2019, do not include a similar adjustment. In May 2020, the Company renegotiated, among other things, the terms of the

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

Offtake Agreement, which became effective on June 5, 2020, as discussed more fully in Note 2, Note 6 and Note 10. As a result of this modification, revenue recognized under the Offtake Agreement after that June 2020 modification no longer includes an implicit discount.

When the final price has not been resolved by the end of the reporting period, the Company estimates the expected sales price based on the initial price, current market pricing and known quality measurements, and further constrains such amounts to an amount that is probable not to result in a significant reversal of previously recognized revenue. When appropriate, the Company applies a portfolio approach in estimating a refund obligation.

Prior to the June 5, 2020 modifications to the Shenghe arrangements, the Company had also received significant prepayments from Shenghe, discussed further in Note 2—Revenue Recognition below. The Company determined that the prepayment did not have a significant financing component, based on the uncertainty associated with the timing of delivery, and on the relationship of the payment to the other payments required under the contract.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 2 REVENUE RECOGNITION

In connection with the acquisition and development of the Mountain Pass facility, the Company entered into a set of commercial arrangements with Shenghe, including the Offtake Agreement, the Technical Services Agreement (“TSA”) and the Distribution and Marketing Agreement (“DMA”) in May 2017 (discussed more fully in Note 10). In June 2017, the Company modified the Offtake Agreement based on certain additional funding requirements that included a debt item the Company repaid in 2018, and an adjustment to the Offtake Agreement. As a result of this modification (as further described below in the Amended Ofttake Agreement section of Note 6—Debt Obligations), Shenghe would be entitled to an additional $30 million recovery of advances, but only $3.5 million of proceeds were allocated to the modification based on a relative fair value allocation, given the uncertainties that existed at the time. Based on the relationship between the deemed proceeds the Company would receive and the contractual amount Shenghe would be entitled to, the modification resulted in an implied discount on the Company’s sales prices to Shenghe under the arrangement. The Shenghe implied discount is only attributable to Shenghe’s gross profit on its subsequent sales of rare earth products to its own customers. That gross profit is a contractually determined amount based on Shenghe’s realized sales price, net of taxes, tariffs, and other adjustments (such as demurrage) compared to the agreed-upon cash cost Shenghe would pay to the Company. The Shenghe implied discount amounted to 36% of that contractually determined gross profit amount.

Prior to reaching commercial operations in July 2019, the Company sold products to Shenghe under individual sales agreements that did not include the Shenghe implied discount.

Commercial operations were deemed to have commenced on July 1, 2019. From that date, until the modification of the Offtake Agreement on June 5, 2020, the Company and Shenghe would periodically agree on a cash sales price based on the Company’s cost for each metric ton of rare earth concentrate delivered by the Company. The Company recognized this amount as revenue upon each sale as well as the amount of deferred revenue from the prepaid advances that Shenghe realized, subject to the Shenghe implied discount.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

On June 5, 2020, the Company modified the Offtake Agreement. Under the modified Offtake Agreement, the Company continues to sell to Shenghe on a take-or-pay basis; however, pricing is based on Shenghe’s realized prices, excluding taxes, duties and tariffs, and less a fixed monthly contractual adjustment. A portion of the sales price is in the form of debt forgiveness, with the remainder paid in cash. Refer to Note 6—Debt Obligations and Note 10 —Modification of the Shenghe Relationship and Related Settlement Charge for the other effects of this modification.

Deferred Revenue—The Offtake Agreement previously discussed required Shenghe to advance up to $50 million over time as requested by the Company, which constituted prepayments toward the future sale of products to Shenghe on a take-or-pay basis when the mine reached commercial operations, based on the terms of the arrangement until Shenghe’s advances were fully recouped.

The deferred revenue as of December 31, 2019, primarily related to these prepayments, was $35.5 million. Of this amount, $6.6 million is classified as current at December 31, 2019, based on amounts expected to be realized within the next year. Of the originally agreed-upon $50 million, the Company still had the ability to call on remaining commitments from Shenghe of $11.1 million at December 31, 2019. The remaining amount of these advances was received by May 2020.

In May 2020, the Chinese government suspended certain tariffs that had been charged to Shenghe on product sales, which affected the sales price the Company realized. In addition, Shenghe began negotiating for certain tariff rebates from prior sales, which affect the Company’s realized prices on prior sales and, as a result, the Shenghe implied discount on our prior sales. For the six months ended June 30, 2020, the Company realized $1.4 million of revenue related to these tariff rebates, which include amounts related to prior periods. While it is possible that Shenghe will realize further tariff rebates in the future from prior sales, the amount is currently not known, is subject to significant uncertainty, and is outside of the Company’s control. As such, the potential effects of such rebates on revenue have been fully constrained.

On June 5, 2020, the Company modified its arrangements with Shenghe, as discussed in Note 6—Debt Obligations and Note 10 —Modification of the Shenghe Relationship and Related Settlement Charge. As a result of these modifications, the remaining deferred revenue under the original Offtake Agreement was exchanged for a debt obligation under the modified Offtake Agreement, a warrant was issued to Shenghe, and an unfavorable distribution and marketing arrangement under the DMA was terminated.

Significant activity for the deferred revenue balance (including current portion, in thousands):

Six Months Ended June 30, 2020
Opening balance, January 1	$35,543
Advance payments received	11,050
Revenue recognized	(9,117)
Exchange for debt obligation (Refer to Note 6)	(37,476)

Ending balance, June 30	$—

Refund Liability—In 2018 and the first half of 2019, prior to the Mine reaching commercial operations, the Company entered into individual product sales with the same affiliate of Shenghe based on standardized product quality specifications. The product quality was expected to be below the standard and would result in quality adjustments for ultimate repayment of the refund liability. As such, the Company estimated and recognized a refund liability based on expected differences.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

During September 2019, the Company negotiated with Shenghe to settle all outstanding quality differences for a total of $2.3 million. The Company paid $0.5 million of the refund obligation during the second half of 2019, and the remaining $1.8 million in May 2020.

In addition, the Company had agreed to a separate refund of $0.9 million to Shenghe related to other sales from 2018, which was paid in May 2020.

NOTE 3 RESTRICTED CASH

The Company’s restricted cash balances as of June 30, 2020 and December 31, 2019, are as follows (in thousands):

	June 30, 2020	December 31, 2019
Restricted cash, current	$50	$24
Restricted cash, non-current	27,113	26,791

Total restricted cash	$27,163	$26,815

The noncurrent restricted cash is related to closure bonding on the Mine and a trust setup with the California Department of Resources Recycling and Recovery (“CalRecycle”), which is the state of California’s recycling and waste management program.

NOTE 4 INVENTORIES

At June 30, 2020 and December 31, 2019, the Company’s inventories consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Materials and supplies(1)	$4,043	$4,156
In-process(2)	22,464	15,710
Finished goods(3)	3,204	3,182

Total inventory	$29,711	$23,048

(1)	Materials and supplies inventory includes reagents, packaging materials, maintenance parts and spare parts used in the production of rare earth elements.
(2)	In-process inventory is primarily comprised of stockpiles of mined bastnaesite ore in various stages of the production process that are drawn down based on the demands of our mine production plan.
(3)	Finished goods is primarily comprised of packaged bastnaesite ore that is ready for sale. It also includes remaining stockpiles of other rare earth elements acquired with the mine.

NOTE 5 PROPERTY, PLANT AND EQUIPMENT

Depletion, depreciation and amortization expense for the six months ended June 30, 2020 and 2019 was $2.7 million and $2.4 million, respectively.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

At June 30, 2020 and December 31, 2019, the Company’s property, plant, and equipment consisted of the following (in thousands):

	Depreciable Life (in years)	June 30, 2020	December 31, 2019
Machinery and equipment	5 - 7	$20,356	$18,313
Buildings	39	3,152	3,152
Land		6,045	6,045
Assets under construction		26,554	23,735
Finance leases		538	586
Mineral rights	23	2,967	2,967

Property, plant and equipment		59,612	54,798
Accumulated depletion, depreciation and amortization		(10,315)	(7,826)

Property, plant and equipment, net		$49,297	$46,972

Depletion in the six months ended June 30, 2020 and 2019 was not material.

NOTE 6 DEBT OBLIGATIONS

The Company’s current and noncurrent portions of related-party debt at June 30, 2020 and December 31, 2019, were as follows (in thousands):

	June 30, 2020	December 31, 2019
Related party debt
Amended Offtake Agreement	$93,307	$—
Less: unamortized debt discount	(8,629)	(1,079)
Promissory note	5,563	5,563
Secured promissory note	13,594	13,594

Net carrying amount	103,835	18,078
Less: current installments of long-term debt to related parties	(35,883)	(4,484)

Long-term debt to related party, net of current portion	$67,952	$13,594

Promissory Note

The Company entered into a 5% callable promissory note with JHL Capital Group Holdings Two LLC; Saratoga Park Ltd.; QVT Family Office Fund LP; QVT Family Office Onshore LP; and Fourth Avenue FF-Series E as the lenders. The initial borrowed amount, $0.2 million, was subsequently increased to a total of $5.6 million as of the date of the latest amendment, June 20, 2019. The principal balance and accrued interest are payable in arrears when called by the lenders. No principal repayments were made in the six months ended June 30, 2020 or 2019. The lenders may call the debt at any time, and there is no penalty for early payment by the Company. This balance is classified as current.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

Secured Promissory Note

The Company entered into a $15.5 million, 10% secured promissory note in August 2017 with JHL Capital Group Holdings Two LLC; Saratoga Park Ltd.; QVT Family Office Fund LP; QVT Family Office Onshore LP; and Fourth Avenue FF-Series E. In February 2019, the Company modified the arrangement to add the accrued interest of $2.3 million to the principal balance, and to add $1.9 million to the principal balance, which is treated as a discount, in exchange for the modification. The Company is accreting the discount over the term of the note. The maturity date of the note as of the latest amendment is February 15, 2021. Interest on the promissory note is accrued on the unpaid principal amount of the loans and such interest is payable at the payment of principal amounts. The Company made no repayments of principal during the six months ended June 30, 2020. The Company repaid $3.1 million of principal during the six months ended June 30, 2019. As of June 30, 2020, and December 31, 2019, the carrying amounts are $13.6 million and $13.6 million, respectively. These balances are classified as current in 2020 and non-current in 2019.

All accruals of interest are included in accrued liabilities and are classified as current.

Equipment Notes

The Company has entered into several financing agreements for the purchase of equipment, including trucks, tractors, loaders, graders, and various other machinery. The current and noncurrent portions of the equipment note at June 30, 2020 and December 31, 2019, were as follows (in thousands):

	June 30, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Equipment notes	$822	1,688	2,510	515	1,145	1,660

The Company’s various equipment notes, which are secured by the purchased equipment, have terms of between 4 to 5 years and interest rates of between 0.0% and 6.5% per annum.

Paycheck Protection Loan

On April 15, 2020 the Company entered into a Paycheck Protection Program (“PPP”) promissory note (the “Paycheck Protection Loan”). On April 16, 2020, the Company received the loan proceeds in the amount of approximately $3.4 million under the PPP. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The current and noncurrent portions of the Paycheck Protection Loan at June 30, 2020 and December 31, 2019, were:

	June 30, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Paycheck protection loan	$1,495	1,869	3,364	—	—	—

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

The unforgiven portion of the PPP loan is payable over two years at a fixed interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, it cannot assure that it will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

Amended Offtake Agreement

On June 5, 2020, the Company and Shenghe modified their existing arrangements, including the Offtake Agreement, previously discussed under Note 2—Revenue Recognition and more fully discussed in Note 10—Modification of Shenghe Relationship and Related Settlement Charge. In connection with these modifications, Shenghe paid an additional $35.5 million of cash, and the Company issued a warrant exercisable for 89.88 convertible preferred units. As a result of these modifications, the existing prepaid advances classified as deferred revenue (under the original Offtake Agreement) were effectively exchanged for a debt obligation (under the amended Offtake Agreement), a warrant was issued to Shenghe, and an unfavorable distribution and marketing arrangement under the DMA was terminated.

Proceeds for the modification were the existing $37.5 million prepaid advances previously classified as deferred revenue and the $35.5 million of additional cash paid by Shenghe, as well as the termination of the DMA, with a fair value of $66.6 million. The debt obligation and warrant were recognized at their fair values. $85.7 million for the debt arrangement, net of an $8.3 million discount, further discussed below, and $53.8 million for warrant, which is discussed in Note 11—Stockholders’ Equity. The Company determined that the modified revenue arrangement, described in Note 2—Revenue Recognition, is at market, and as such, was not allocated any proceeds as a result of the modifications.

Under the debt obligation, a portion of the sales prices of products sold to Shenghe are paid in the form of debt reduction, rather than cash. In addition, the Company must pay the following amounts to Shenghe in cash to reduce the obligation until the obligation is repaid: (a) an agreed-upon percentage of sales of offtake products that are subject to the amended Offtake Agreement to parties other than Shenghe, (b) 100% of net profits from sales of assets, and (c) 100% of net income determined under US GAAP, less the tax-effected amount of total non-cash recoupment from sales of products to Shenghe, within five days of the completion of the audit.

The obligation has an ultimate principal amount of $94.0 million. Upon the modification, the fair value recognized was $85.7 million, reflecting a $8.3 million discount. The arrangement does not have a stated rate (and is not interest-bearing), and repayment is contingent on a number of factors, including market prices realized by Shenghe, the Company’s sales to other parties and asset sales, and the Company’s annual net income. Following an imputed interest rate model, the Company has estimated the timing of payments and determined the imputed interest rate is 4.41%. The imputed interest rate is a function of this discount taken together with management’s expectations about the timing of the anticipated reductions of the principal balance.

The actual amounts repaid may differ in timing and amount from the Company’s estimates and will be updated on a periodic basis to compute the imputed rate, which will likely differ from the current estimated rate. The Company has determined that it will recognize adjustments from these estimates following the prospective method. Under the prospective method, the Company will update its estimate of the effective interest rate in future periods based on revised estimates of the timing of remaining principal reductions at that time. The new rate will be the discount rate that equates the present value of those revised estimates of remaining reductions with the carrying amount of the debt, and it will be used to recognize interest expense for the remaining periods. Under this method, the effective interest rate is not constant, and changes are recognized prospectively as an adjustment to the effective yield.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

During June 2020, the Company received approximately $0.7 million in debt reduction as a result of sales to Shenghe. No amounts were required to be paid based on sales to other parties or due to net profits from asset sales.

Based on current forecasts, the Company expects to repay the obligation within the next four years. At June 30, 2020, $17.3 million has been classified as current based on the Company’s expectations of the timing of repayment.

Interest

Interest cost incurred on each instrument from the table above was as follows for the six months ended June 30, 2020 and 2019 (in thousands):

	Six months ended June 30,
	2020	2019
Amended Offtake Agreement	$263	$—
Secured promissory note	678	911
Promissory note	139	138
Paycheck protection loan	7	—
Equipment notes	37	29

Total interest	$1,124	$1,078

The interest expense amount disclosed above does not include $0.9 million and $0.5 million in the six months ended June 30, 2020 and 2019 respectively of interest expense associated with the royalty agreement with Secured Natural Resources LLC (SNR). Refer to Note 8—Related-Party Transactions for an expanded discussion of these amounts.

Debt Maturities

The Company’s debt maturities at June 30, 2020, were as follows (in thousands):

	Debt maturities, excluding leases	Expected debt reductions, Amended Offtake Agreement*	Total
2020	6,759	8,455	15,214
2021	16,644	17,742	34,386
2022	1,311	31,853	33,164
2023	317	31,149	31,466
2024	—	4,108	4,108
Thereafter	—	—	—

Total	25,031	93,307	118,338

*	Amounts for the Amended Offtake Agreement are based on management’s expected repayments. Actual amounts may differ from these estimates.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2020, the Company was in compliance with all applicable covenants related to its indebtedness.

NOTE 7 INCOME TAXES

During the second quarter of 2020, the Company reported estimated income and mining tax expense of approximately $336 thousand, resulting in an effective tax rate of 5.27%. This compares to income tax expense of $1 thousand for an effective tax rate of (0.012)% during the second quarter of 2019. The only tax expense that the Company is forecasting for 2020 relates to California state income tax expense mainly attributable to the inability of the Company to utilize state net operating losses due to AB 85. On June 29, 2020, California’s Governor Newsom signed AB 85 suspending California net operating loss (NOL) utilization and imposing a cap on the amount of business incentive tax credits companies can utilize, effective for tax years 2020, 2021 and 2022. The tax expense for 2019 is related solely to California minimum taxes.

A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The Company analyzes its deferred tax assets and, if it is determined that the Company will not realize all or a portion of its deferred tax assets, it will record or increase a valuation allowance. Conversely, if it is determined that the Company ultimately will be more likely than not able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced. There are a number of factors that impact the Company’s ability to realize its deferred tax assets and as of June 30, 2020 and June 30, 2019, the Company has recorded a full valuation allowance on its deferred tax assets, net of any available deferred tax liabilities.

At June 30, 2020 and December 31, 2019, the Company did not have any gross unrecognized tax benefits. The Company’s continuing practice is to recognize potential interest and/or penalties related to unrecognized tax benefits as part of its income tax expense.

NOTE 8 RELATED-PARTY TRANSACTIONS

Except as noted elsewhere in the financial statements, related-party transactions are disclosed as follows:

Royalty Agreement

In April 2017, the Company entered into a lease and license agreement for mining the mineral rights of Secure Natural Resources LLC (“SNR”) for the rare earth minerals contained in the Mine. SNR and the Company have shareholders common to both entities; however, they are not partners in business nor do they hold any other joint interest. SNR has the right to terminate the agreement if the Company does not expend the following amounts in connection with the reopening and resumption of operations of the Mountain Pass facility: $20 million, $35 million, and $50 million before the respective 12-month, 24-month, and 36-month anniversary of the purchase of the Mountain Pass facility, which occurred in July 2017.

This agreement subjects the Company to pay royalties to SNR based on 2.5% of mining proceeds, subject to certain minimums. The Company is committed to pay minimum non-refundable royalties of $0.5 million for each remaining year of the 30-year arrangement. The present value of the minimum royalty payments was recognized as an acquisition cost of the mineral interest. Refer to Note 5—Property, Plant and Equipment. Remaining payments on the minimum royalty are reflected as an obligation on a discounted basis, with interest imputed at a rate of 12.7%.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

Excluding payment of these minimums (which are treated as a reduction to the obligation), royalty expense was $0.9 million and $0.5 million for the six months ended June 30, 2020 and June 30, 2019, respectively. During the six months ended June 30, 2020 and June 30, 2019, the Company paid out approximately $1.9 million and $0.7 million, respectively.

Indebtedness

The Company’s related-party debt is described in Note 6—Debt Obligations.

Purchases

The Company purchased reagent products used in the milling process. Total purchases in the six months ended June 30, 2020 and June 30, 2019 totaled approximately $1.6 million and $0.3 million respectively from standard purchase orders to Shenghe.

Sales

The Company and Shenghe entered into separate product sales agreements in which Shenghe will purchase certain existing stockpile inventory and all newly produced material at specified prices. Sales from these agreements were approximately $50.8 million and $25.2 million for the six months ended June 30, 2020 and 2019, respectively, and are discussed in more detail in Note 2—Revenue Recognition, including amounts recognized as Deferred revenue and Refund liabilities. The Offtake Agreement was modified in June 2020.

Cost of Sales

The Company and Shenghe entered into separate product sales agreements in which Shenghe will purchase certain existing stockpile inventory and all newly produced material at specified prices. Cost of Sales related to these agreements were approximately $29.3 million and $25.1 million for the six months ended June 30, 2020 and 2019, respectively.

Accounts Receivable

All accounts receivable as of June 30, 2020 and December 31, 2019, as stated on the balance sheet are receivable from related parties due to the Company’s sales agreements with Shenghe which requires Shenghe to purchase certain existing stockpile inventory and all newly produced material at specified prices.

Marketing Agreement

In May 2017, the Company entered into the DMA with Shenghe for the purpose of appointing Shenghe as the Company’s authorized marketing agent and distributor for products during the term of the agreement. The agreement was to commence after the advanced payments from the Offtake Agreement had been fully repaid and ending on the effective date of termination of the Technical Services Agreement. In return, Shenghe would have received 35% of the net profits from sales of products. This agreement, and the related profit interest, was terminated as part of the modification of the Offtake Agreement in June 2020, as discussed in Note 6—Debt Obligations and Note 10 —Modification of the Shenghe Relationship and Related Settlement Charge.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

Services Reimbursed

The Company reimbursed JHL Capital Group Holdings (“JHL”) for travel-related expenses during the six months ended June 30, 2020 and 2019 in the amounts of $0.1 million and $0.1 million, respectively.

Accrued Liabilities

The Company has accrued liabilities owed to JHL and SNR in the amount of less than $0.1 million for travel related expenses and less than $0.1 million for patent maintenance fees and property taxes, respectively, as of June 30, 2020. Additionally, the Company has accrued liabilities owed to JHL and SNR in the amount of $0.1 million for travel related expenses and less than $0.1 million for patent maintenance fees and property taxes, respectively, as of December 31, 2019.

Accrued liabilities at December 31, 2019 also include $0.3 million of accrued interest owed to Shenghe related to the Additional Advance, as discussed in Note 6—Debt Obligations. The accrued interest was ultimately paid to Shenghe in June 2020.

Accounts Payable

The Company has accounts payable to Shenghe in the amount of $0.1 million and $1.5 million as of June 30, 2020 and December 31, 2019, respectively.

NOTE 9 COMMITMENTS AND CONTINGENT LIABILITIES

Estimated losses from contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the contingency and estimated range of loss, if determinable, is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Pending or threatened litigation—In the ordinary course of business, the Company becomes party to lawsuits, administrative proceedings and government investigations, including environmental, regulatory, and other matters. Large, and sometimes unspecified, damages or penalties may be sought in some matters, and certain matters may require years to resolve.

On January 14, 2019, a former employee filed a complaint with the California Labor & Workforce Development Agency alleging numerous violations of the California labor law. The Company strongly disagrees with the accusations, has retained counsel, and is vigorously defending the matter. Although management does not believe that a loss is probable, it is reasonably possible that it may incur a material loss on this matter. There is no reasonable estimate of the range of the potential loss.

Environmental obligations—The Company assumed certain environmental liabilities related to groundwater contamination of the prior operators. The Company engaged an environmental consultant to develop a remediation plan and remediation cost projections based upon that plan. As of June 30, 2020, management estimates the cash outflows related to these environmental activities will be incurred over the next 27 years.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

The total estimated aggregate undiscounted cost of $25.9 million and $28.6 million at June 30, 2020 and December 31, 2019, respectively is principally related to water monitoring activities required by state and local agencies. Based on management’s best estimate of the cost and timing and that payments are considered to be fixed and reliably determinable, the Company has discounted the liability using a discount rate of 2.93%. The balance as of June 30, 2020 and December 31, 2019, includes current portions of $0.4 million and $0.5 million, respectively.

Contractual obligations—The Company entered into contractual commitments with Las Vegas Paving for the overburden stripping of the Mine. In March 2020, the agreement was significantly amended. Future payments for work commitments related to the contract at June 30, 2020 and December 31, 2019 were $5.4 million and $5.8 million respectively.

Right of way agreements—The Company has been issued certain right-of-way grants by the U.S. Department of the Interior for purposes of installing water pipelines, groundwater monitoring wells, and access roads on public lands located in San Bernardino County, CA. The accrual for right of way agreements is included within the Accrued liabilities line item within the Company’s balance sheet with the corresponding expense in SG&A expenses on the income statement. The Company accrued and expensed less than $0.1 million and less than $0.1 million related to right-of-way agreements for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively.

NOTE 10 MODIFICATION OF SHENGHE RELATIONSHIP AND RELATED SETTLEMENT CHARGE

In 2017, before the Company closed on its acquisition of the Mountain Pass mine and facility, the Company entered into a series of agreements with Shenghe and its affiliates. These agreements included the issuance of a preferred interest in the Company to an affiliate of Shenghe (discussed in Note 11 - Stockholders’ Equity), a product sales and revenue arrangement, referred to as the Offtake Agreement (discussed in Note 2 - Revenue Recognition), and certain other agreements that have since been terminated. Among these (since terminated) agreements entered into in 2017 was the DMA (discussed in Note 8 - Related-Party Transactions). In addition, the Company also obtained a $30 million short-term loan from Shenghe that was issued in 2017 and repaid in 2018 that resulted in a modification to the advances to be repaid to Shenghe under the Offtake Agreement which has been recognized and discussed as the “Shenghe implied discount” in Note 2 - Revenue Recognition.

In May 2020, the Company renegotiated various aspects of its relationship with Shenghe and entered into a Framework Agreement, which among things, significantly restructured the existing agreements between the parties, subject to conditions that were ultimately satisfied in June 2020. This restructuring included (a) the modification of the Offtake Agreement, which replaced the existing deferred revenue arrangement under the original Offtake Agreement (discussed in Note 2 - Revenue Recognition) with a debt arrangement under the Amended Offtake Agreement (discussed in Note 6 - Debt Obligations) and (b) the issuance of a warrant (discussed in Note 11 - Stockholders’ Equity).

In connection with this renegotiation, the Company terminated the DMA. The DMA had not yet commenced, but would have, upon commencement, appointed Shenghe as the Company’s distribution and marketing agent for product sales after the expiration of the Offtake Agreement and continuing until the termination of the Technical Services Agreement, which had an initial term ending April 2047. In exchange for its services under the DMA, Shenghe would have received 35% of the net profits from the resulting sales. Under the 2017 arrangements, Shenghe was also responsible for funding additional advance payments toward the next phase of the mine and

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

facility’s development. The DMA would only commence after those additional advance payments were also recovered under the then-existing Offtake Agreement. Although it had not yet commenced, the DMA was binding, and could only be terminated in accordance with its terms, including upon the mutual agreement of the parties.

At its inception in 2017, the DMA was intended to provide a commission to Shenghe for its services that was consistent with the Company’s expectations for an ordinary market sales commission based on its revenue and cost expectations at that time.

More recently, however, the Company determined that this arrangement provided Shenghe with a favorable, off-market return for these future services, due in part to (1) favorable changes in expected profitability, driven partially by changes in tariffs, as well as cost performance in Stage I; (2) favorable capex cost estimates for our next phase of development (“Stage II”); and (3) favorable changes in expected production, based on higher than forecast REO production in Stage I.

Taken together, the above will likely result in materially lower per-unit costs (including depreciation) and higher profitability versus the Company’s original estimates. Consequently, these changes in circumstances resulted in the 35% net profit-based commission no longer being commensurate with the value of Shenghe’s services, and therefore created an off-market commercial arrangement. These same factors would also result in the recovery of Shenghe’s advance payments under the Offtake Agreement more quickly, which would, in turn, result in a longer period of payments under the now-unfavorable DMA terms.

Under the 2017 arrangements, Shenghe still had to provide fully the additional advances required to bring the mine and facilities to Stage II, which presented a near-term cash commitment for Shenghe. Shenghe’s funding obligation was expected to be approximately $200 million, and Shenghe would have remained exposed to the potential risk that actual costs may have exceeded these estimates, while Shenghe would still remain obligated to fund them. Further, Shenghe’s upfront payments were to be non-interest bearing, exposing Shenghe to further economic cost from the time value of money.

As part of the renegotiation with Shenghe, then, the Company arranged to terminate the DMA, and incurred a non-cash charge of $66.6 million, reflected as a one-time settlement charge.

Ultimately, the renegotiations resulted in the following exchange, which is also referenced in Note 14 - Supplemental Cash Flow Information as a transaction with significant non-cash components (in thousands):

June 2020
Fair value of debt issuance (Note 6)	$85,695
Fair value of warrant issuance (Note 11)	53,846

Total deemed proceeds	$139,541

Non-cash exchange of existing deferred revenue (Note 2)	$(37,476)
Deemed payment for termination of distribution and marketing arrangement	(66,615)

Total deemed payments	$(104,091)

Net cash proceeds received	$35,450

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 11 STOCKHOLDERS’ EQUITY

Common Units

Issued and outstanding capital stock includes 1,000 common units with no par value. The number of common units authorized for issuance is not limited, and the Company may issue additional common units in the future. Holders of common units are entitled to one vote per unit, and upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders after distributions are made to holders of preferred units, as discussed in the section on preferred units below. The holders have no pre-emptive or other subscription rights, and there is no redemption or sinking fund provisions with respect to such units. Common units are subordinate to preferred units with respect to dividend rights. The Company did not make any dividend pay-outs as of June 30, 2020 and December 31, 2019.

Preferred Units

Outstanding capital stock includes 110.98 preferred units with no par value held by Leshan Shenghe. The number of preferred units authorized for issuance is not limited, and the Company may issue additional preferred units in the future. In the case of an event such as a sale, dissolution, winding up, or liquidation of the Company, the holders of these preferred units are entitled to receive the greater of the aggregate amount of capital contributions made with respect to each unit (less the aggregate amount distributed by the Company with respect to each unit) and the amount the holders of these units would have received (determined on a converted basis) of the amount payable to all common stockholders. The Company’s preferred units have no voting rights. Each preferred unit shall be convertible at the option of the holder into a common unit on a one-for-one basis at any time. However, ownership by Leshan Shenghe is limited to 9.99% of the issued and outstanding common units.

Warrants

In June 2020, in connection with the modification of the Offtake Agreement as discussed in Note 6—Debt Obligations, the Company issued warrants that permit Shenghe to acquire an additional 89.88 convertible preferred units at $0.01 per unit, representing (on an as-converted basis) an additional 7.485% interest in the fully diluted equity of the Company. The warrants contain certain dividend protections that allow it to participate in dividends declared while the warrant is outstanding and contains similar dilution protections as the preferred units.

NOTE 12 FAIR VALUE MEASUREMENT

Guidance on fair value measurement for accounting purposes establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in active markets.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, short-term debt and accrued liabilities approximate fair values because of the immediate or short-term maturity of these financial instruments. Consequently, such financial instruments are not included in the following tables that set forth the Company’s other assets and liabilities (Cash and cash equivalents, Restricted cash, Secured promissory notes and equipment notes) measured at fair value on a recurring basis (at least annually) by level within the fair value hierarchy. The assets and liabilities disclosed in the tables below are presented in the Company’s balance sheet at their carrying value.

As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at June 30, 2020 (in thousands)
	Carrying Amount	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$38,551	$38,551	$—	$—
Restricted cash	27,163	27,163	—	—

Total	$65,714	$65,714	$—	$—

	Fair Value at December 31, 2019 (in thousands)
	Carrying Amount	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$2,757	$2,757	$—	$—
Restricted cash	26,815	26,815	—	—

Total	$29,572	$29,572	$—	$—

The Company’s cash equivalents and restricted cash (which includes restricted cash and cash equivalents) are classified within Level 1 of the fair value hierarchy. The carrying amounts reported in the balance sheet approximate the fair value of cash and cash equivalents and restricted cash due to the short-term nature of these assets.

	Fair Value at June 30, 2020 (in thousands)
	Carrying Amount	Level 1	Level 2	Level 3
Liabilities:
Secured promissory note (Level 2)	$13,594	$—	$14,496	$—
Equipment notes (Level 2)	2,510	—	2,466	—

Total	$16,104	$—	$16,962	$—

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

The secured promissory note is classified as current on the company’s statement of financial position due to the maturity date being less than one year from the balance sheet date of June 30, 2020. As such, the carrying value of the debt approximates its fair value due to the immediate short-term maturity of the note.

	Fair Value at December 31, 2019 (in thousands)
	Carrying Amount	Level 1	Level 2	Level 3
Liabilities:
Secured promissory note (Level 2)	$13,594	$—	$14,107	$—
Equipment notes (Level 2)	1,660	—	1,646	—

Total	$15,254	$—	$15,753	$—

The Company’s secured promissory note and equipment notes are classified within Level 2 of the fair value hierarchy because there are inputs that are directly observable for substantially the full term of the liability. Model-based valuation techniques for which all significant inputs are observable in active markets were used to calculate the fair values of liabilities classified within Level 2 of the fair value hierarchy as of June 30, 2020 and December 31, 2019.

NOTE 13 NET LOSS PER UNIT

Basic and diluted net income (loss) per unit attributable to common stockholders of the Company was calculated as follows (in thousands, except share amounts):

	Six Months Ended June 30,
	2020	2019
Numerator:
Net income (loss)	$(60,566)	$(10,604)

Denominator:
Weighted average, basic and diluted, common units outstanding	1,000	1,000

Basic income (loss) per unit, basic and diluted, attributable to common stockholders	$(60,566)	$(10,604)

The Company computes basic income (loss) per unit by dividing income (loss) attributable to common stockholders by the weighted-average number of common units outstanding for the period. Diluted income (loss) per unit is computed by dividing income (loss) attributable to common stockholders by the weighted-average number of common units increased by the dilutive effect of the convertible preferred units and warrants for preferred units shown in the table above using the if-converted method.

The Company excluded the effects of dilutive preferred units from the computation of diluted net loss per unit as the effect would be to reduce the net loss per unit. Therefore, the weighted average number of common units outstanding used to calculate both basic and diluted net loss per unit attributable to common stockholders of the Company is the same.

MP MINE OPERATIONS LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 14 SUPPLEMENTAL CASH FLOW INFORMATION

As discussed in Note 6—Debt Obligations, and Note 10—Modification of Shenghe Relationship and Related Settlement Charge, in June 2020 the Company modified its existing Offtake Agreement with Shenghe, which included exchange of certain non-cash items in addition to cash proceeds. The deemed proceeds and payments and net cash received of $35.5 million are described in Note 10.

In addition, during the six-months ended June 30, 2020, the company received $0.7 million of non-cash debt reduction as a form of consideration from its sales to Shenghe under the Amended Offtake Agreement, as discussed in Note 2—Revenue Recognition and Note 6—Debt Obligations.

Non-cash investing and financing activities and other supplemental cash flow information are as follows (in thousands):

	Six Months Ended June 30,
	2020	2019
Supplemental cash flow information:
Cash paid for interest	$403	$672
Supplemental non-cash investing and financing activities:
Property, plant, and equipment acquired with seller-financed equipment notes	$639	$—

NOTE 15 OTHER INCOME, NET

	Six Months Ended June 30, (in thousands)
	2020	2019
Gain on sale of equipment	$—	$2,199
Interest income	98	260
Advertising	7	7
Scrap metals and other materials	2	3
Environmental incentive credit	130	—
Legal, settlement and other fines	—	(84)

	$237	$2,385

NOTE 16 SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 26, 2020, the date the financial statements were available for issuance.

On July 15, 2020, MP Materials announced a definitive agreement to merge with Fortress Value Acquisition Corp. (NYSE: FVAC), a special purpose acquisition company sponsored by an affiliate of Fortress Investment Group LLC (“Fortress”). Upon completion of the transaction, the combined company will be named MP Materials Corp. and will remain NYSE-listed under the new ticker symbol “MP”. The transaction includes a $200 million fully committed common stock PIPE at $10.00 per share.

Report of Independent Registered Public Accounting Firm

Board of Managers

Secure Natural Resources LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Secure Natural Resources LLC and its subsidiary (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2016.

Chicago, Illinois

April 17, 2020

Secure Natural Resources LLC

Consolidated Balance Sheets

December 31, 2019 and 2018

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$4,232,326	$3,766,629
Royalty revenue receivable from related party	1,370,336	375,027
Prepaid expenses and other current assets	94,490	80,503

Total current assets	5,697,152	4,222,159
Noncurrent assets:
Deferred tax assets	368,259	—
Mineral rights and intangible assets (net of depletion)	206,516	212,765

Total non-current assets	574,775	212,765

Total assets	$6,271,927	$4,434,924

Liabilities and members’ equity
Current liabilities:
Accounts payable and accrued expenses	$181,146	$215,278

Total current liabilities	181,146	215,278

Members’ equity	6,090,781	4,219,646

Total liabilities and members’ equity	$6,271,927	$4,434,924

The accompanying notes are an integral part of these financial statements

Secure Natural Resources LLC

Consolidated Statements of Operations

Years Ended December 31, 2019 and 2018

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Revenue
Royalty revenue from related party	$2,019,835	$1,041,064

Total revenue	2,019,835	1,041,064

Expenses
General and administrative expenses, total expenses	590,059	650,659

Operating income	1,429,776	390,405

Other income
Interest income	73,100	20,648

Income before income taxes	1,502,876	411,053

Income tax benefit	368,259	—

Net income	$1,871,135	411,053

The accompanying notes are an integral part of these financial statements

Secure Natural Resources LLC

Consolidated Statements of Members’ Equity

Years Ended December 31, 2019 and 2018

Balance at December 31, 2017	$3,808,593
2018 Net income	411,053

Balance at December 31, 2018	$4,219,646
2019 Net income	1,871,135

Balance at December 31, 2019	$6,090,781

The accompanying notes are an integral part of these financial statements

Secure Natural Resources LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Cash flows from operating activities
Net income	$1,871,135	$411,053
Adjustments to reconcile net income to net cash provided by / used in operating activities:
Amortization of mineral rights and intangible assets	6,249	4,375
Changes in assets and liabilities:
Royalty revenue receivable	(995,309)	(375,027)
Prepaid expenses and other current assets	(13,987)	(3,213)
Deferred tax assets	(368,259)	—
Accounts payable and accrued expenses	(34,132)	(117,379)

Net cash provided by / used in operating activities	465,697	(80,191)

Net increase / (decrease) in cash and cash equivalents	465,697	(80,191)

Cash and cash equivalents
Beginning of period	3,766,629	3,846,820

End of period	$4,232,326	3,766,629

The accompanying notes are an integral part of these financial statements

Secure Natural Resources LLC

Notes to Consolidated Financial Statements

1.	Nature of Business and Significant Accounting Policies

Secure Natural Resources LLC (“SNR”) was formed on February 24, 2016 as a Delaware limited liability company. The accompanying consolidated financial statements include the accounts of SNR and its wholly owned subsidiary, SNR Patented Holdings LLC (the “Subsidiary”). The Subsidiary was formed on April 6, 2016 as a Delaware limited liability company and dissolved on March 28, 2019. SNR and its wholly owned Subsidiary will hereafter be referred to collectively as the “Company”.

SNR was organized pursuant to the Second Amended and Restated Credit Bid Agreement and Direction dated April 15, 2016. The Company was formed to acquire certain assets out of the Chapter 11 bankruptcy proceedings of Molycorp, Inc. and certain related affiliates. The Company acquired from certain affiliates of Molycorp, Inc. rights, title and interest in and to the subterranean mineral rights under a rare earth mining facility located in San Bernardino County, California, certain intellectual property assets including those related to the design, development, marketing, and sale of rare earth-based products for the removal of contaminants from water, certain trademarks, and cash.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). A description of the accounting policies significant to the Company follows below.

Consolidation

All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates. The Company makes estimates and assumptions that affect both the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. Management believes the Company is not exposed to any significant risk on cash balances.

Mineral Rights and Intangible Assets

Mineral rights and intangible assets consist of rights, title and interest in and to certain subterranean mineral rights under a rare earth mining facility located in San Bernardino County, California, certain intellectual property assets including those related to the design, development, marketing, and sale of rare earth-based products for the removal of contaminants from water, including certain patents and trademarks acquired from the bankruptcy proceedings of Molycorp, Inc. and certain affiliates. During 2018 the third-party operator, MP Mine Operations LLC (“MPMO”), a related party through affiliated common ownership, under a lease and license agreement as described in Note 6, began mining operations. The Company determined the useful life for amortization for the mineral rights based on mining production. The amortization of $6,249 and $4,375 for 2019 and 2018 respectively is included in general and administrative expense on the consolidated statements of operations. As of December 31, 2019 and 2018, accumulated amortization associated with the mineral rights was $10,624 and $4,375 respectively. The intangible assets (i.e., certain patents and trademarks) were not used during 2019. Therefore, the costs associated with renewing the intangible assets are expensed and included in general and administrative expenses on the consolidated statements of operations.

Secure Natural Resources LLC

Notes to Consolidated Financial Statements

The assets are tested for impairment upon certain events or circumstances which indicate an impairment loss may have occurred. No impairment loss has been recognized since inception of the Company.

Revenue Recognition

The Company adopted the new ASC 606—Revenue from Contracts with Customers (“ASC 606”) guidance using the modified retrospective method of transition as of January 1, 2019. Under ASC 606 a performance obligation is a promise in a contract to transfer control of a distinct good or service (or integrated package of goods and/or services) to a customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, a performance obligation is satisfied. In accordance with this guidance, revenue attributable to our royalty interests is generally recognized at the point in time that MPMO sells the goods to the end customer. The amount of revenue we recognize further reflects the consideration to which we are entitled under the royalty agreement. There was no impact to our reported revenue and no cumulative catch-up adjustment was required.

Royalty Revenue

Royalties are non-operating interest in a mining facility, located in San Bernardino County, California, that provides the Company payments based upon gross proceeds received by the facility from the sale, lease or other disposition of rare earth minerals and certain products or by-products, as well as from the realization of any other benefits from the leased mineral rights and/or the leased intellectual property rights. The Company is entitled to payment for the royalty interest in the mining project based on a contractually specified rate. As a royalty holder, the Company acts as a passive entity in the production and operations of the mining facility, and the operator of the mining facility is responsible for all mining activities, including subsequent marketing and delivery of all mining production to the customer.

General and Administrative Expenses

General and administrative expenses consist primarily of organizational, accounting, legal, directors, management services, and other expenses. The cost associated with maintaining and renewing mineral rights and other patents are also included in general and administrative expenses.

Income Taxes

The Company follows authoritative guidance related to the accounting for uncertainty in income taxes. Management has evaluated the Company’s tax position and concluded that the Company has taken no uncertain tax positions that require adjustments to comply with this guidance. The Company files tax returns in all appropriate jurisdictions. Income tax filings for the year ended December 31, 2019 will generally be open for review by taxing authorities for three years after filing the return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in rates, if any, on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2.	Members’ Equity

Pursuant to SNR’s limited liability company agreement, SNR is authorized to create and issue equity interests. On April 15, 2016, the Company issued 1,000,000 common units in exchange for the contribution of $1,000,000 of debt of Molycorp, Inc. and affiliates held by the members.

Secure Natural Resources LLC

Notes to Consolidated Financial Statements

On August 2, 2016, the Company issued 6,000,000 additional common units, to all current unit holders, at a cash subscription price of $1 per unit.

All of the units authorized and issued are common units with the same rights. When declared, distributions will be made pro rata in accordance with the number of common units held by a member.

3.	Income Taxes

The Company’s income tax provision as of December 31, 2019 reflects the current year impact of the Tax Cuts and Jobs Act as to the estimated annual effective tax rate and on the tax basis timing differences (shown below).

Income tax expense for the respective years consisted of the following:

	2019	2018
Current	$—	$—
Deferred	(368,259)	—

	$(368,259)	$—

The Company has deferred tax assets and liabilities of $385,359 and $17,100 respectively.

Deferred tax assets and liabilities at December 31 consist of the following:

	2019	2018
Deferred tax asset (liability):
Intangible assets	$76,030	$92,556
Net operating loss carry forwards	309,329	664,837
Prepaid expenses and other current assets	(17,100)	(17,191)

Deferred tax asset	368,259	740,202
Less: Valuation allowance	—	(740,202)

Total non-current deferred tax asset (liability), net	$368,259	$—

For federal income tax purposes, the Company has available at December 31, 2019 a net operating loss carry forward of approximately $1,037,000 which may be applied against future taxable income expiring at various years through 2039.

Tax Rate Reconciliation

The effective tax rate differs from income taxes at the statutory rate due to the following:

	December 31,
	2019	2018
Income taxes at statutory rate	$315,604	$86,321
Increase (Decrease) resulting from:
State and local income taxes, net of federal income tax benefit	132,854	36,337
Effect on permanent differences / depletion	(78,082)	—
Change in valuation allowance	(738,635)	(123,875)
Other	—	1,217

Income tax benefit	$(368,259)	$—

Secure Natural Resources LLC

Notes to Consolidated Financial Statements

4.	Related Parties

The Company entered into a management services agreement with JHL Capital Group LLC, the investment manager of a member, that provides for certain management, consulting, financial, or other services to the Company. Expenses related to the services for the year ended December 31, 2019 and 2018 were $75,839 and $57,633 respectively.

5.	Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company’s exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote

6.	Risk Factors

The Company is subject to numerous operational and business risks. The Company continues to be in the development stage and has limited operating history. The Company owns certain mineral rights, but the Company does not own any facilities required for the production and processing of rare earth minerals or other products that may be obtained from exploring such mineral rights. The Company is dependent on key personnel that are provided through the management services agreement, for which certain potential conflicts of interest exist or may arise. The cash flow and profitability of the Company is significantly affected by the demand for and market price of rare earth products. The price of rare earth products is affected by a number of factors beyond the Company’s control.

The Company continues to explore ways to monetize the mineral rights, intellectual property, and patents. On April 3, 2017, the Company entered into a lease and license agreement with MPMO, a Delaware limited liability company and a related party through affiliated common ownership, the terms of which are confidential. The Company agreed to lease certain mineral rights and license the intellectual property to MPMO for a fee. In consideration of the leased mineral rights and licensed intellectual property, MPMO will make royalty payments to the Company, based upon gross proceeds from the sale, lease or other disposition of rare earth minerals and certain products or by-products thereof, as well as from the realization of any other benefits from the leased mineral rights and/or the leased intellectual property rights.

7.	Subsequent Events

The authoritative guidance for subsequent events requires an entity to recognize in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the consolidated balance sheet. The Company has performed an evaluation of subsequent events through April 17, 2020, which is the date the consolidated financial statements were available to be issued.

On March 19, 2020 the Company entered into a unit redemption agreement with two members and agreed to repurchase 149,322.03 units at $1 per unit.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been declared a pandemic by the World Health Organization. The impact of COVID-19 could be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment,

Secure Natural Resources LLC

Notes to Consolidated Financial Statements

and other factors. Public health crises caused by the COVID-19 pandemic may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 pandemic and its effects cannot be determined with certainty.

In March 2020 Congress passed the Coronavirus Aid, Relief and Economic Security Act (“CARES”). CARES is an economic relief plan for individuals and business. The Company is still evaluating the impact of CARES.

SECURE NATURAL RESOURCES LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$5,786,289	$4,232,326
Royalty revenue receivable from related party	867,902	1,370,336
Prepaid expenses and other current assets	37,216	94,490

Total current assets	6,691,407	5,697,152

Noncurrent assets:
Deferred tax assets	146,612	368,259
Mineral rights and intangible assets (net of depletion)	202,201	206,516

Total noncurrent assets	348,813	574,775

Total assets	$7,040,220	$6,271,927

Liabilities and members’ equity
Current liabilities:
Accounts payable and accrued expenses	89,890	181,146
State tax payable	88,750	—

Total current liabilities	178,640	181,146

Members’ equity	6,861,580	6,090,781

Total liabilities and members’ equity	$7,040,220	$6,271,927

The accompanying notes are an integral part of these financial statements.

SECURE NATURAL RESOURCES LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Six Months Ended June 30,
	2020	2019
Revenue
Royalty revenue from related party	$1,409,735	$649,498

Total revenue	1,409,735	649,498

Expenses
General and administrative expenses, total expenses	191,422	345,602

Operating income	1,218,313	303,896

Other Income
Interest income	12,205	38,294

Income before income taxes	1,230,518	342,190

Income tax (expense) benefit	(310,397)	—

Net income	$920,121	$342,190

The accompanying notes are an integral part of these financial statements.

SECURE NATURAL RESOURCES LLC

CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (UNAUDITED)

Balance at December 31, 2019	$6,090,781
Repurchase of units	(149,322)
Net income	920,121

Balance at June 30, 2020	$6,861,580

Balance at December 31, 2018	$4,219,646
Net income	342,190

Balance at June 30, 2019	$4,561,836

The accompanying notes are an integral part of these financial statements.

SECURE NATURAL RESOURCES LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net income	$920,121	$342,190
Adjustments to reconcile net income to net cash provided by / used in operating activities:
Amortization of mineral rights and intangible assets	4,315	2,952
Changes in assets and liabilities:
Royalty revenue receivable from related party	502,434	38,162
Prepaid expenses and other current assets	57,274	42,472
Deferred tax assets	221,647	—
Accounts payable and accrued expenses	(91,256)	(56,970)
State tax payable	88,750	—

Net cash provided by / used in operating activities	1,703,285	368,806
Cash flows from financing activities
Repurchase of units	(149,322)	—

Net cash provided by / used in financing activities	(149,322)	—

Net increase / (decrease) in cash and cash equivalents	1,553,963	368,806

Cash and cash equivalents
Beginning of period	4,232,326	3,766,629

End of period	$5,786,289	$4,135,435

The accompanying notes are an integral part of these financial statements.

SECURE NATURAL RESOURCES LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business and Significant Accounting Policies

Secure Natural Resources LLC (“SNR”) was formed on February 24, 2016 as a Delaware limited liability company. The accompanying condensed consolidated financial statements include the accounts of SNR and its wholly owned subsidiary, SNR Patented Holdings LLC (the “Subsidiary”). The Subsidiary was formed on April 6, 2016 as a Delaware limited liability company and dissolved on March 28, 2019. SNR and its wholly owned Subsidiary will hereafter be referred to collectively as the “Company”.

SNR was organized pursuant to the Second Amended and Restated Credit Bid Agreement and Direction dated April 15, 2016. The Company was formed to acquire certain assets out of the Chapter 11 bankruptcy proceedings of Molycorp, Inc. and certain related affiliates. The Company acquired from certain affiliates of Molycorp, Inc. rights, title and interest in and to the subterranean mineral rights under a rare earth mining facility located in San Bernardino County, California, certain intellectual property assets including those related to the design, development, marketing, and sale of rare earth-based products for the removal of contaminants from water, certain trademarks, and cash.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The accompanying statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019. In the opinion of management, the financial statements include all adjustments, consisting of only normal recurring items, necessary to present fairly the financial position and results of operations for the six months ended June 30, 2020. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for any other period including the full year ending December 31, 2020. A description of the accounting policies significant to the Company follows below.

Consolidation

All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates. The Company makes estimates and assumptions that affect both the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of expenses during the year. Actual results could differ from those amounts estimated in these financial statements.

Cash and Cash Equivalents

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. Management believes the Company is not exposed to any significant risk on cash balances.

Mineral Rights and Intangible Assets

Mineral rights and intangible assets consist of rights, title and interest in and to certain subterranean mineral rights under a rare earth mining facility located in San Bernardino County, California, certain intellectual

SECURE NATURAL RESOURCES LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

property assets including those related to the design, development, marketing, and sale of rare earth-based products for the removal of contaminants from water, including certain patents and trademarks acquired from the bankruptcy proceedings of Molycorp, Inc. and certain affiliates. During 2018 the third-party operator, MP Mine Operations LLC (“MPMO”), a related party through affiliated common ownership, under a lease and license agreement as described in Note 6, began mining operations. The Company determined the useful life for amortization for the mineral rights based on mining production. The amortization of $4,315 and $2,952 for the six months ended June 2020 and 2019 respectively is included in general and administrative expense on the consolidated statements of operations. As of six months ended June 30, 2020 and 2019, accumulated amortization associated with the mineral rights was $14,939 and $7,327 respectively. The intangible assets (i.e., certain patents and trademarks) were not used during 2019 or 2020. Therefore, the costs associated with renewing the intangible assets are expensed and included in general and administrative expenses on the consolidated statements of operations.

The assets are tested for impairment upon certain events or circumstances which indicate an impairment loss may have occurred. No impairment loss has been recognized since inception of the Company.

Revenue Recognition

The Company adopted the new Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”) guidance using the modified retrospective method of transition as of January 1, 2019. Under ASC 606 a performance obligation is a promise in a contract to transfer control of a distinct good or service (or integrated package of goods and/or services) to a customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, a performance obligation is satisfied. In accordance with this guidance, revenue attributable to our royalty interests is generally recognized at the point in time that MPMO sells the goods to the end customer. The amount of revenue we recognize further reflects the consideration to which we are entitled under the royalty agreement. There was no impact to our reported revenue and no cumulative catch-up adjustment was required.

Royalty Revenue

Royalties are non-operating interest in a mining facility, located in San Bernardino County, California, that provides the Company payments based upon gross proceeds received by the facility from the sale, lease or other disposition of rare earth minerals and certain products or by-products, as well as from the realization of any other benefits from the leased mineral rights and/or the leased intellectual property rights. The Company is entitled to payment for the royalty interest in the mining project based on a contractually specified rate. As a royalty holder, the Company acts as a passive entity in the production and operations of the mining facility, and the operator of the mining facility is responsible for all mining activities, including subsequent marketing and delivery of all mining production to the customer.

General and Administrative Expenses

General and administrative expenses consist primarily of organizational, accounting, legal, directors, management services, and other expenses. The cost associated with maintaining and renewing mineral rights and other patents are also included in general and administrative expenses.

Income Taxes

The Company follows authoritative guidance related to the accounting for uncertainty in income taxes. Management has evaluated the Company’s tax position and concluded that the Company has taken no uncertain

SECURE NATURAL RESOURCES LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

tax positions that require adjustments to comply with this guidance. The Company files tax returns in all appropriate jurisdictions. Income tax filings will generally be open for review by taxing authorities for three years after filing the return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in rates, if any, on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2.	Members’ Equity

Pursuant to SNR’s limited liability company agreement, SNR is authorized to create and issue equity interests. On April 15, 2016, the Company issued 1,000,000 common units in exchange for the contribution of $1,000,000 of debt of Molycorp, Inc. and affiliates held by the members.

On August 2, 2016, the Company issued 6,000,000 additional common units, to all current unit holders, at a cash subscription price of $1.00 per unit.

On March 19, 2020, the Company entered into a redemption agreement with two of its members for a total of 149,322.03 units and repurchased them for $149,322.03.

All of the units authorized and issued are common units with the same rights. When declared, distributions will be made pro rata in accordance with the number of common units held by a member.

3.	Income Taxes

During the second quarter of 2020, the Company reported estimated income tax expense of approximately $310,000, resulting in an effective tax rate of 25.2%. This compares to no income tax expense or benefit for an effective tax rate of 0.0% during the second quarter of 2019. The Company is forecasting tax expense for 2020 relating to the utilization of federal net operating losses (NOL) and California state income tax expense partially attributable to the inability of the Company to utilize state net operating losses due to AB 85. On June 29, 2020, California’s Governor Newsom signed AB 85 suspending California NOL utilization and imposing a cap on the amount of business incentive tax credits companies can utilize, effective for tax years 2020, 2021 and 2022. The non-recognition of tax expense or benefit for second quarter 2019 is related to the Company’s continued recording of a full valuation allowance against its net deferred tax assets. The valuation allowance was released in the fourth quarter of 2019. Please refer to the 2019 year-end financials for additional information.

A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The Company analyzes its deferred tax assets and, if it is determined that the Company will not realize all or a portion of its deferred tax assets, it will record or increase a valuation allowance. Conversely, if it is determined that the Company ultimately will be more likely than not able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced.

The effective tax rate for the six months ended June 30, 2020 included federal and state current and deferred income tax expense.

SECURE NATURAL RESOURCES LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	Related Parties

The Company entered into a management services agreement with JHL Capital Group LLC, the investment manager of a member, that provides for certain management, consulting, financial, or other services to the Company. Expenses related to the services for the six months ended June 30, 2020 and 2019 were $79,176 and $42,461, respectively.

5.	Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company’s exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

6.	Risk Factors

The company is subject to numerous operational and business risks. The Company continues to be in the development stage and has limited operating history. The Company owns certain mineral rights, but the Company does not own any facilities required for the production and processing of rare earth minerals or other products that may be obtained from exploring such mineral rights. The Company is dependent on key personnel that are provided through the management services agreement, for which certain potential conflicts of interest exist or may arise. The cash flow and profitability of the Company is significantly affected by the demand and market price for rare earth products. The price of rare earth products is affected by a number of factors beyond the Company’s control.

The Company continues to explore ways to monetize the mineral rights, intellectual property, and patents. On April 3, 2017, the Company entered into a license agreement with MPMO, a Delaware limited liability company and a related party through an affiliated common ownership, the terms of which are confidential. The Company agreed to license certain mineral rights and intellectual property to MPMO for a fee. In consideration of the licensed mineral rights and intellectual property, MPMO will make royalty payments to the Company, based upon gross proceeds from the sale, lease or other disposition of rare earth minerals and certain products or by-products thereof, as well as from the realization of any other benefits from the licensed mineral rights and/or the intellectual property rights.

In December 2019, a novel strain of coronavirus (COVID-19) began to impact the population of China and expanded into a worldwide pandemic during 2020, leading to significant business and supply-chain disruption for the Company’s related party, MPMO, as well as broad-based changes in supply and demand for rare earth products.

As the situation continues to develop, it is impossible to predict the effect and ultimate impact of the COVID-19 outbreak on the Company’s business operations and results. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time.

7.	Subsequent Events

The Company evaluated subsequent events through August 26, 2020 the date the financial statements were available for issuance.

SECURE NATURAL RESOURCES LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On July 15, 2020, the Company entered into merger agreement pursuant to which the Company will combine with Fortress Value Acquisition Corp. (“FVAC”), a special purpose acquisition company, and MPMO, a related party (the “Business Combination”). Upon the consummation of the Business Combination, MPMO and SNR will each become indirect wholly-owned subsidiaries of FVAC, which in turn will be renamed MP Materials Corp. (“MPMC”). Upon completion of the Business Combination, the combined company will be named MP Materials Corp. and will remain listed on the New York Stock Exchange under the new ticker symbol “MP”. The Transaction includes a $200.0 million fully committed common stock Private Investment in Public Equity at $10.00 per share.

On July 27, 2020, an assignment agreement was entered into by two of the Company’s existing members where one member conveyed another 17,236.798 units.

On July 29, 2020 the Company entered into an agreement with a certain board member that was retained to conduct an independent review of the Business Combination described above. In addition to the board member’s independent review, the board member also reviewed, negotiated and evaluated the merger agreement. In connection with the board member’s service, the Company has agreed to a one-time payment in the amount of $500,000.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FORTRESS VALUE ACQUISITION CORP.,

FVAC MERGER CORP. I,

FVAC MERGER LLC II,

FVAC MERGER LLC III,

FVAC MERGER LLC IV,

MP MINE OPERATIONS LLC,

and

SECURE NATURAL RESOURCES LLC

DATED AS OF JULY 15, 2020

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of July 15, 2020, by and among Fortress Value Acquisition Corp., a Delaware corporation (“Parent”), FVAC Merger Corp. I, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“MPMO Merger Corp.”), FVAC Merger LLC II, a Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes and a direct, wholly-owned subsidiary of Parent (“SNR Merger Company”), FVAC Merger LLC III, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“MPMO Merger LLC”), FVAC Merger LLC IV, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“SNR Merger LLC” and, together with MPMO Merger Corp., SNR Merger Company and MPMO Merger LLC, the “Merger Subs”), MP Mine Operations LLC, a Delaware limited liability company (“MPMO”) and Secure Natural Resources LLC, a Delaware limited liability company (“SNR” and, together with MPMO, each a “Company” and collectively, the “Companies”). Each of the Parent, the Merger Subs and the Companies shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letters and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, subject to the terms and conditions of this Agreement, prior to the consummation of the transactions contemplated by this Agreement, the Companies shall, and shall cause each of their Affiliates to, effect, carry out and complete a reorganization (the “Pre-Closing Reorganization”), pursuant to which, among other things: (i) MPMO or an Affiliate of a MPMO Unitholder shall form a new entity, MPMO Holding Company, which shall be a Delaware corporation (“MPMO HoldCo”), and MPMO HoldCo shall form a new wholly-owned subsidiary, MPMO Transition Sub, LLC, which shall be a Delaware limited liability company that is treated as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes (“MPMO Transition Sub”), (ii) SNR shall form a new entity, SNR Holding Company, LLC, which shall be a Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes (“SNR HoldCo”), and SNR HoldCo shall form a new wholly-owned subsidiary, SNR Transition Sub, LLC, which shall be a Delaware limited liability company that is treated as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes (“SNR Transition Sub”), (iii) MPMO Transition Sub will merge with and into MPMO, with MPMO being the surviving entity of the merger (the “MPMO Transition Merger”) and SNR Transition Sub will merge with and into SNR, with SNR being the surviving entity of the merger (this merger, together with the MPMO Transition Merger, the “Transition Sub Mergers”), with MPMO and SNR as the surviving legal entities of such mergers, the result of which shall be that the members of MPMO and SNR prior to the Transition Sub Mergers shall be the stockholders of MPMO HoldCo and SNR HoldCo immediately after the Transition Sub Mergers, and MPMO and SNR will be wholly-owned subsidiaries of MPMO HoldCo and SNR HoldCo, respectively, and concurrently with such Transition Sub Mergers each of MPMO HoldCo and SNR HoldCo shall execute the joinders in the form set forth as Exhibit A to this Agreement (the “Pre-Closing Reorganization Joinders”) and (iv) effective no less than one (1) day after the Transition Sub Mergers, each of MPMO and SNR shall elect to be treated as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), the General Corporation Law of the State of

Delaware (the “DGCL”) and other applicable Legal Requirements, the Parties intend to enter into a business combination transaction pursuant to which: (i) MPMO Merger Corp. will merge with and into MPMO HoldCo (the “Initial MPMO Merger”), with MPMO HoldCo being the surviving corporation of the Initial MPMO Merger (the “Initial MPMO Surviving Corporation”) and (ii) immediately following the Initial MPMO Merger and as part of the same overall transaction as the Initial MPMO Merger, MPMO HoldCo will merge with and into MPMO Merger LLC (the “Final MPMO Merger” and, together with the Initial MPMO Merger, the “MPMO Mergers”), with MPMO Merger LLC being the surviving entity of the Final MPMO Merger (the “Final MPMO Surviving Company”); and (x) SNR Merger Company will merge with and into SNR HoldCo (the “Initial SNR Merger”), with SNR HoldCo being the surviving company of the Initial SNR Merger (the “Initial SNR Surviving Company”) and (y) immediately following the Initial SNR Merger and as part of the same overall transaction as the Initial SNR Merger, SNR HoldCo will merge with and into SNR Merger LLC (the “Final SNR Merger” and, together with the Initial SNR Merger, the “SNR Mergers”), with SNR Merger LLC being the surviving entity of the Final SNR Merger (the “Final SNR Surviving Company”), such that, as a result of the Mergers, MPMO and SNR shall each be indirect wholly-owned Subsidiaries of Parent;

WHEREAS, the board of managers of MPMO has unanimously (i) determined that it is in the best interests of MPMO and the MPMO Unitholders, and declared it advisable, to enter into this Agreement providing for the MPMO Mergers in accordance with the DGCL and DLLCA, as applicable, (ii) approved this Agreement and the Transactions, including the MPMO Mergers and the Pre-Closing Reorganization in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending this Agreement, the plan of merger set forth in this Agreement and the Transactions contemplated hereby be adopted by the MPMO Unitholders;

WHEREAS, the board of managers of SNR has unanimously (i) determined that it is in the best interests of SNR and the SNR Unitholders, and declared it advisable, to enter into this Agreement providing for the SNR Mergers in accordance with the DGCL and DLLCA, as applicable, (ii) approved this Agreement and the Transactions, including the SNR Mergers and the Pre-Closing Reorganization in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the SNR Unitholders;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement in accordance with the DGCL and DLLCA; (b) approved this Agreement and the Mergers in accordance with the DGCL and DLLCA, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of Parent (the “Parent Recommendation”);

WHEREAS, the MPMO Unitholders holding at least a majority of the MPMO Common Units issued and outstanding as of the date hereof intend to execute and deliver to Parent a Support Agreement (the “MPMO Support Agreement”), substantially in the form attached hereto as Exhibit B, within twenty-four (24) hours of the execution of this Agreement;

WHEREAS, the SNR Unitholders holding at least a majority of the SNR Common Units issued and outstanding as of the date hereof intend to execute and deliver to Parent a Support Agreement (the “SNR Support Agreement”), substantially in the form attached hereto as Exhibit C, within twenty-four (24) hours of the execution of this Agreement;

WHEREAS, prior to the Closing, Parent shall: (a) subject to receipt of the approval of the Parent Stockholder Matters, adopt the Second Amended and Restated Certificate of Incorporation of Parent (the “Parent A&R Charter”) in the form attached hereto as Exhibit D; and (b) amend and restate the existing bylaws of Parent (the “Parent A&R Bylaws”) in the form attached hereto as Exhibit E;

WHEREAS, as of the date hereof, Parent has obtained commitments from certain investors for a private placement of Parent Class A Stock (as defined herein) at $10.00 per share for an aggregate price of $200,000,000 (the “PIPE Investment”), such private placement to be consummated immediately prior to the consummation of the Transactions;

WHEREAS, in connection with the consummation of the Transactions, Parent, Sponsor, the Independent Directors and certain members of MPMO and SNR will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) in the form attached hereto as Exhibit F;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Sponsor shall enter into a Parent Sponsor Warrant Exchange Agreement in the form attached hereto as Exhibit G (the “Parent Sponsor Warrant Exchange Agreement”), pursuant to which the Sponsor shall agree to exchange all of their Private Placement Warrants for Parent Class F Stock, subject to and immediately prior to the consummation of the Mergers; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Class F Holders shall enter into a letter agreement substantially in the form attached hereto as Exhibit H (the “Parent Sponsor Letter Agreement”) pursuant to which the Class F Holders shall agree to (i) vote all of their Parent Class F Stock in favor of the Parent Stockholder Matters and (ii) certain restrictions on their Parent Class F Stock (other than any Parent Class F Stock received in exchange for Private Placement Warrants), in each case upon the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.

THE CLOSING TRANSACTIONS

Section 1.1 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.1, the consummation of the Transactions (the “Closing”), other than the filing of the Certificates of Merger, shall take place at the offices of Weil Gotshal & Manges LLP, counsel to Parent, 767 5th Avenue, New York, NY 10153 at a time and date to be specified in writing by the Parties, which shall be no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the “Closing Date”). The deliveries required by this ARTICLE I may occur via email or courier service and the release of the Closing deliveries from escrow may occur pursuant to a conference call or email. All actions to be taken and all documents and instruments to be executed and delivered at Closing shall be deemed to have been taken, executed and delivered simultaneously and, except as permitted hereunder, no actions shall be deemed taken nor any document or instrument executed or delivered until all actions have been taken and all documents and instruments have been executed and delivered. The Parties agree that the Closing signatures may be transmitted by email .pdf files.

Section 1.2 Closing Documents.

(a) At the Closing, Parent or the Merger Subs, as applicable, shall deliver to the Companies:

(i) a copy of the Parent A&R Charter and the Parent A&R Bylaws;

(ii) a copy of the A&R Registration Rights Agreement, duly executed by Parent, Sponsor and the Independent Directors;

(iii) copies of resolutions and actions taken by the boards of directors of Parent and the Merger Subs and their respective equity holders in connection with the approval of this Agreement and the Transactions;

(iv) duly executed letters of resignation from each director and officer of Parent not identified on Section 7.2(e) of the Company Disclosure Letters; and

(v) all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.2.

(b) At the Closing, each of the HoldCos or the Companies, as applicable, shall deliver to Parent:

(i) a copy of the A&R Registration Rights Agreement, duly executed by the other parties thereto (excluding Parent, Sponsor and the Independent Directors);

(ii) copies of resolutions and actions taken by the boards of directors of such HoldCo or Company, as applicable, and the equity holders of such HoldCo or Company in connection with the approval of this Agreement and the Transactions; and

(iii) all other documents, instruments or certificates required to be delivered by the HoldCos and the Companies at or prior to the Closing pursuant to Section 8.3.

Section 1.3 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) The PIPE Investment shall be consummated pursuant to the Subscription Agreements.

(b) The Sponsor shall exchange all of their Private Placement Warrants for Parent Class F Stock at an exchange ratio of one Private Placement Warrant for 0.15 a share of Parent Class F Stock.

(c) The Class F Holders shall surrender to Parent any Parent Class F Stock required to be surrendered pursuant to the Parent Sponsor Letter Agreement.

(d) Parent shall deposit (or cause to be deposited) with the Exchange Agent the Aggregate Closing Number of Securities and an amount equal to the Fractional Share Cash Amount (such securities deposited with the Exchange Agent shall be referred to as the “Exchange Fund”).

(e) The Certificates of Merger with respect to the Mergers shall be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the DLLCA.

(f) Parent shall cause the Trustee to make any payments out of the Trust Account that are required to be made by Parent in connection with the Parent Stockholder Redemption.

(g) Parent shall pay, or cause to be paid, all Parent Transaction Expenses to the applicable payees, to the extent not paid prior to the Closing.

(h) Parent shall (on behalf of the Companies) pay, or, cause to be paid, all Companies Transaction Expenses, to the extent not paid by either Company prior to the Closing.

(i) Parent shall (on behalf of the Companies), pay, or cause to be paid, all Indebtedness of the Companies set forth on Section 1.3(i) of the Company Disclosure Letters in full by wire transfer of immediately available funds to the parties to which such Indebtedness is owed.

ARTICLE II.

MERGERS

Section 2.1 The Mergers.

(a) MPMO Mergers.

(i) The Initial MPMO Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL, on the Closing Date at the Initial MPMO Effective Time, MPMO Merger Corp shall merge with and into MPMO HoldCo. MPMO HoldCo shall be the surviving company in the Initial MPMO Merger, and shall continue its existence under the laws of the State of Delaware. Upon consummation of the Initial MPMO Merger, the separate existence of MPMO Merger Corp. shall terminate.

(ii) The Final MPMO Merger. Subject to the terms and conditions of this Agreement, in accordance with the DLLCA and the DGCL, immediately following the Initial MPMO Merger and as part of a single integrated transaction, the Initial MPMO Surviving Corporation shall merge with and into MPMO Merger LLC. MPMO Merger LLC shall be the surviving company in the Final MPMO Merger, and shall continue its existence under the laws of the State of Delaware. Upon consummation of the Final MPMO Merger, the separate existence of the Initial MPMO Surviving Corporation shall terminate.

(b) SNR Mergers.

(i) The Initial SNR Merger. Subject to the terms and conditions of this Agreement, in accordance with the DLLCA and the DGCL, on the Closing Date at the Initial SNR Effective Time, SNR Merger Company shall merge with and into SNR HoldCo. SNR HoldCo shall be the surviving company in the Initial SNR Merger, and shall continue its existence under the laws of the State of Delaware. Upon consummation of the Initial SNR Merger, the separate existence of SNR Merger Company shall terminate.

(ii) The Final SNR Merger. Subject to the terms and conditions of this Agreement, in accordance with the DLLCA and the DGCL, immediately following the Initial SNR Merger and as part of a single integrated transaction, the Initial SNR Surviving Company shall merge with and into SNR Merger LLC. SNR Merger LLC shall be the surviving company in the Final SNR Merger, and shall continue its existence under the laws of the State of Delaware. Upon consummation of the Final SNR Merger, the separate existence of the Initial SNR Surviving Company shall terminate.

Section 2.2 Effective Times.

(a) MPMO Effective Times.

(i) The Initial MPMO Merger. On the Closing Date, concurrently with the Closing, MPMO and Parent shall cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware (the “Initial MPMO Certificate of Merger”), in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by MPMO and Parent and specified in the Initial MPMO Certificate of Merger, being the “Initial MPMO Effective Time”).

(ii) The Final MPMO Merger. Immediately following the Initial MPMO Effective Time, MPMO and Parent shall cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware (the “Final MPMO Certificate of Merger” and, together with the Initial MPMO Certificate of Merger, the “MPMO Certificates of Merger”), in accordance with the applicable provisions of the DLLCA and the DGCL (the time of such filing, or such later time as may be agreed in writing by MPMO and Parent and specified in the Final MPMO Certificate of Merger, being the “Final MPMO Effective Time”).

(b) SNR Effective Times.

(i) The Initial SNR Merger. On the Closing Date, concurrently with the Closing, SNR and Parent shall cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware (the “Initial SNR Certificate of Merger”), in accordance with the applicable provisions of the DLLCA and the DGCL (the time of such filing, or such later time as may be agreed in writing by SNR and

Parent and specified in the Initial SNR Certificate of Merger, being the “Initial SNR Effective Time”).

(ii) The Final SNR Merger. Immediately following the Initial SNR Effective Time, SNR and Parent shall cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware (the “Final SNR Certificate of Merger” and, together with the Initial SNR Certificate of Merger, the “SNR Certificates of Merger”), in accordance with the applicable provisions of the DLLCA and the DGCL (the time of such filing, or such later time as may be agreed in writing by SNR and Parent and specified in the Final SNR Certificate of Merger, being the “Final SNR Effective Time”).

Section 2.3 Effect of the Mergers.

(a) At the Initial MPMO Effective Time and the Final MPMO Effective Time, the effect of the MPMO Mergers shall be as provided in this Agreement, the MPMO Certificates of Merger and the applicable provisions of the DLLCA and the DGCL.

(b) At the Initial SNR Effective Time and the Final SNR Effective Time, the effect of the SNR Mergers shall be as provided in this Agreement, the SNR Certificates of Merger and the applicable provisions of the DLLCA and the DGCL.

Section 2.4 Governing Documents.

(a) At the Initial MPMO Effective Time, the certificate of incorporation and bylaws of MPMO Merger Corp. as in effect immediately prior to the Initial MPMO Effective Time shall become the certificate of incorporation and bylaws of Initial MPMO Surviving Corporation (the “Initial MPMO Surviving Corporation Charter”). At the Final MPMO Effective Time, the certificate of formation and operating agreement of MPMO Merger LLC shall be the certificate of formation and operating agreement of the Final MPMO Surviving Company until thereafter amended in accordance with its terms and as provided by applicable Legal Requirements, except that the name of the Final MPMO Surviving Company shall be “MPMO HoldCo, LLC.”

(b) At the Initial SNR Effective Time, the certificate of formation and operating agreement of SNR Merger Company as in effect immediately prior to the Initial SNR Effective Time shall become the certificate of formation and operating agreement of Initial SNR Surviving Company (the “Initial SNR Surviving Company Operating Agreement”). At the Final MPMO Effective Time, the certificate of formation and operating agreement of SNR Merger LLC shall be the certificate of formation and operating agreement of the Final SNR Surviving Company until thereafter amended in accordance with its terms and as provided by applicable Legal Requirements, except that the name of the Final SNR Surviving Company shall be “SNR HoldCo, LLC.”

Section 2.5 Directors and Officers of the Surviving Corporation and the Surviving Entity.

(a) Immediately after the Initial MPMO Effective Time, the board of directors and executive officers of the Initial MPMO Surviving Corporation shall be the board of directors and executive officers of MPMO Merger Corp. Immediately after the Final MPMO Effective Time, the executive officers and managers of the Final MPMO Surviving Company shall be the executive officers and managers as set forth in the operating agreement of the Final MPMO Surviving Company.

(b) Immediately after the Initial SNR Effective Time, the managers and executive officers of the Initial SNR Surviving Company shall be the board of directors and executive officers of SNR Merger Company Immediately after the Final SNR Effective Time, the executive officers and managers of the Final SNR Surviving Company shall be the executive officers and managers as set forth in the operating agreement of the Final SNR Surviving Company.

Section 2.6 Effect of the Mergers on Securities.

(a) Treatment of the MPMO HoldCo Common Stock. Subject to Section 2.7 and Section 2.8, at the Initial MPMO Effective Time, by virtue of the Initial MPMO Merger and without any further action on the part of Parent, MPMO Merger Corp., MPMO HoldCo or MPMO, each share of MPMO HoldCo Common Stock issued and outstanding prior to the Initial MPMO Effective Time will be automatically cancelled and extinguished and be converted, collectively, into the right to receive: (i) a number of shares of Parent Class A Stock equal to the MPMO Common Exchange Ratio and (ii) the contingent right to receive a number of Earnout Shares following the Closing in accordance with ARTICLE III (which consideration, collectively, shall hereinafter be referred to as the “MPMO Per Share Common Merger Consideration”). As of the Final MPMO Effective Time, each MPMO HoldCo Stockholder shall cease to have any other rights in and to MPMO HoldCo, the Initial MPMO Surviving Corporation or the Final MPMO Surviving Company, except the right to receive the MPMO Per Share Common Merger Consideration into which such shares of MPMO HoldCo Common Stock shall have been converted in the Initial MPMO Merger.

(b) Treatment of the MPMO HoldCo Preferred Stock.

(i) Subject to Section 2.7 and Section 2.8, at the Initial MPMO Effective Time, by virtue of the Initial MPMO Merger and without any further action on the part of Parent, MPMO Merger Corp., MPMO HoldCo or MPMO, each share of MPMO HoldCo Preferred Stock issued and outstanding prior to the Initial MPMO Effective Time will be automatically cancelled and extinguished and be converted, collectively, into the right to receive: (A) Parent Class A Stock equal to the MPMO Preferred Exchange Ratio and (B) the contingent right to receive the Earnout Shares following the Closing in accordance with ARTICLE III (which consideration, collectively, shall hereinafter be referred to as the “MPMO Per Share Preferred Merger Consideration”). As of the Final MPMO Effective Time, each MPMO HoldCo Stockholder shall cease to have any other rights in and to MPMO HoldCo or the Initial MPMO Surviving Corporation or the Final MPMO Surviving Company, except the right to receive the MPMO Per Share Preferred Merger Consideration into which such shares of MPMO HoldCo Preferred Stock shall have been converted in the Initial MPMO Merger.

(c) Treatment of the SNR HoldCo Common Units. Subject to Section 2.7 and Section 2.8, at the Initial SNR Effective Time, by virtue of the Initial SNR Merger and without any further action on the part of Parent, SNR Merger Company, SNR HoldCo or SNR, each SNR HoldCo Common Unit issued and outstanding prior to the Initial SNR Effective Time will be automatically cancelled and extinguished and be converted, collectively, into the right to receive: (A) Parent Class A Stock equal to the SNR Common Exchange Ratio and (B) the contingent right to receive the Earnout Shares following the Closing in accordance with ARTICLE III (which consideration shall, collectively, hereinafter be referred to as the “SNR Per Unit Common Merger Consideration” and, together with the MPMO Per Share Common Merger Consideration and the MPMO Per Share Preferred Merger Consideration, the “Merger Consideration”). As of the Final SNR Effective Time, each SNR HoldCo Unitholder shall cease to have any other rights in and to SNR HoldCo or the Initial SNR Surviving Company or the Final SNR Surviving Company, except the right to receive the SNR Per Unit Common Merger Consideration into which SNR HoldCo Common Units shall have been converted in the Initial SNR Merger.

(d) Treatment of the MPMO Merger Corp. Common Stock. At the Initial MPMO Effective Time, by virtue of the Initial MPMO Merger and without any further action on the part of Parent, MPMO Merger Corp., MPMO HoldCo or MPMO, each issued and outstanding share of common stock of MPMO Merger Corp. shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock in the Initial MPMO Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Initial MPMO Surviving Corporation.

(e) Treatment of the SNR Merger Company Units. At the Initial SNR Effective Time, by virtue of the Initial SNR Merger and without any further action on the part of Parent, SNR Merger Company, SNR HoldCo or SNR, the outstanding limited liability company interest of SNR Merger Company shall be converted into and become the limited liability company interest of the Initial SNR Surviving Company and shall constitute the only outstanding membership interests of Initial SNR Surviving Company.

(f) Treatment of the Initial MPMO Surviving Corporation. At the Final MPMO Effective Time, by virtue of the Final MPMO Merger and without any further action on the part of Parent, MPMO Merger LLC, MPMO HoldCo or MPMO, (i) each share of common stock of the Initial MPMO Surviving Corporation issued and outstanding immediately prior to the Final MPMO Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (ii) each membership interest of MPMO Merger LLC outstanding immediately prior to the Final MPMO Effective Time shall be converted into and become one (1) membership interest of the Final MPMO Surviving Company and shall constitute the only outstanding equity of the Final MPMO Surviving Company.

(g) Treatment of the Initial SNR Surviving Company. At the Final MPMO Effective Time, by virtue of the Final MPMO Merger and without any further action on the part of Parent, SNR Merger LLC, SNR HoldCo or SNR, (i) each membership interest of the Initial SNR Surviving Company issued and outstanding immediately prior to the Final SNR Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (ii) each membership interest of SNR Merger LLC outstanding immediately prior to the Final SNR Effective Time shall be converted into and become one membership interest of the Final SNR Surviving Company and shall constitute the only outstanding equity of the Final SNR Surviving Company.

(h) No Fractional Shares. No fraction of a share of Parent Class A Stock will be issued by virtue of the Mergers. In lieu thereof, Parent shall pay or cause to be paid to each Person who otherwise would receive a fractional share an amount of cash (without interest and rounded to the nearest whole cent) determined by (i) multiplying the fractional share interest in Parent Class A Stock to which such holder would otherwise be entitled (ii) by $10.00 (the “Fractional Share Cash Amount”).

(i) Adjustments to Merger Consideration. The numbers of shares of Parent Class A Stock that the HoldCos Equityholders are entitled to receive as a result of the Mergers and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Class A Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Stock occurring on or after the date hereof until the Closing.

(j) Merger Payment Schedule. At least five (5) Business Days prior to the Closing Date, the Companies shall deliver to Parent and the Exchange Agent a schedule (the “Merger Payment Schedule”) showing the percentage allocation of the Aggregate Closing Number of Securities to each of the HoldCos Equityholders at the Closing (the “Aggregate Pro Rata Equityholder Consideration”) as well as the corresponding number of shares of Class A Parent Stock to be issued to such HoldCos Equityholder pursuant to Section 2.7.

Section 2.7 Disbursement of Merger Consideration.

(a) Prior to the Closing, Parent shall appoint a commercial bank or trust company mutually acceptable to Parent and the Companies (the “Exchange Agent”) for the purpose of exchanging each book-entry account formerly representing uncertificated HoldCos Equity for each HoldCos Equityholder’s Aggregate Pro Rata Equityholder Consideration. Parent shall enter into an agreement reasonably acceptable to the Companies with the Exchange Agent relating to the services to be performed by the Exchange Agent (the “Exchange Agent Agreement”).

(b) Prior to or concurrently with the Closing, Parent shall deliver, or shall cause to be delivered, to the Exchange Agent the Aggregate Closing Number of Securities and shall deposit, or shall cause to be deposited, with the Exchange Agent, in immediately available cash funds, the aggregate amount of the Fractional Share Cash Amount. The Exchange Fund shall be held in trust by the Exchange Agent for the benefit of the HoldCos Equityholders and shall not be used for any purpose other than to pay each HoldCos Equityholder’s Aggregate Pro Rata Equityholder Consideration. In the event the Exchange Fund shall be insufficient to make the payments contemplated by this Agreement, Parent shall promptly deposit, or cause to be deposited, additional funds or Parent Class A Stock, as applicable, with the Exchange Agent in an amount sufficient to make such payments.

(c) As promptly as practicable after the Closing (but in any event within two (2) Business Days thereafter), Parent shall cause the Exchange Agent to mail or otherwise provide each holder of record of HoldCo Equity, notice advising such holders of the effectiveness of the Mergers, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Book-Entry Equity shall pass only upon the surrender of such Book-Entry Equity to the Exchange Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Equity or such other reasonable evidence, if any, of such surrender as the Exchange Agent may reasonably request pursuant to the terms and conditions of the Exchange Agent Agreement), as applicable, such materials to be in such form and have such other provisions as Parent and the HoldCos may reasonably agree and (2) instructions for effecting the surrender of such Book-Entry Equity to the Exchange Agent in exchange for the portion of the Aggregate Pro Rata Equityholder Consideration that such holder is entitled to receive as a result of the Mergers pursuant to Section 2.6.

(d) Upon surrender to the Exchange Agent of HoldCos Equity by book-receipt of an “agent’s message” by the Exchange Agent in connection with the surrender of Book-Entry Equity (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Equity, as the Exchange Agent may reasonably request), pursuant to such materials and instructions as contemplated by Section 2.7(c), the holder of such Book-Entry Equity shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders (after giving effect to any required Tax withholdings as provided in Section 2.8), a number of shares of Parent Class A Stock equal to such HoldCos Equityholder’s Aggregate Pro Rata Equityholder Consideration.

(e) Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the HoldCos Equityholders two hundred-ten (210) days after the Closing shall be delivered to Parent. Any HoldCos Equityholder who has not theretofore complied with this ARTICLE II shall thereafter look only to Parent for payment of such HoldCos Equityholder’s Aggregate Pro Rata Equityholder Consideration (after giving effect to any required Tax withholdings as provided in Section 2.8) upon due surrender of its Book-Entry Equity, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Exchange Agent or any other Person shall be liable to any former HoldCos Equityholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar applicable Legal Requirements.

(f) From and after the Closing, there shall be no transfers on the stock transfer books of the HoldCos of the shares of HoldCos Equity that were outstanding immediately prior to the Closing. If, after the Closing, any acceptable evidence of a Book-Entry Equity formerly representing any HoldCos Equity is presented to Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the portion of the Merger Consideration attributable to such HoldCos Equity.

Section 2.8 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Merger Subs, the Companies, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under U.S. federal income Tax law (or applicable state and local income Tax law) (such amount, the “Withholding Amount”). In the event that a recipient that is subject to withholding does not provide Parent or the Exchange Agent with an amount of cash equal to the Withholding Amount due in respect of such recipient, Parent either (i)(A) shall, or shall cause, the Exchange Agent to reduce the amount of Parent Class A Stock such recipient is otherwise entitled to receive pursuant to this Agreement by an amount of Parent Class A Stock reasonably determined by Parent or the Exchange Agent to equal (or slightly exceed) the Withholding Amount and sell, or cause to be sold, such Parent Class A Stock into the open market, (B) shall, or shall cause the Exchange Agent to, use the proceeds of any such sale (together with any amounts remitted by such recipient) to pay any applicable withholding and (C) in the event that the proceeds from any such sale of Parent Class A Stock exceed the applicable Withholding Amount, shall, or shall cause the Exchange Agent to distribute such excess to the applicable recipient or (ii) shall use Parent cash to pay, or cause to be paid, any Withholding Amount and reduce the amount of Parent Class A Stock such recipient is otherwise entitled to receive pursuant to this Agreement by an amount of Parent Class A Stock having a VWAP, calculated as of the Closing Date, equal to the Withholding Amount. The Withholding Amount shall be timely remitted to the applicable Governmental Entity and, to the extent so paid over, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Withholding Amount was deducted or withheld.

Section 2.9 Payment of Transaction Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Companies shall provide to Parent a written report setting forth a list of the following fees and expenses incurred by or on behalf of the Companies in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Companies incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Companies in connection with the Transactions (collectively, the “Companies Transaction Expenses”). On the Closing Date following the Closing, Parent shall pay or cause to be paid by wire transfer of immediately available funds all such Companies Transaction Expenses.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Parent shall provide to the Companies a written report setting forth a list of all fees and disbursements of Parent, the Merger Subs or the Sponsor for outside counsel and fees and expenses of Parent, the Merger Subs or the Sponsor or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Parent, the Merger Subs or the Sponsor in connection with the Transactions (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Parent Transaction Expenses”). On the Closing Date following the Closing, Parent shall pay or cause to be paid by wire transfer of immediately available funds all such Parent Transaction Expenses.

Section 2.10 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Parent following the Mergers with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the HoldCos and each of the Companies, the officers and directors or members, as applicable, (or their designees) of each Company are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is reasonable and not inconsistent with this Agreement.

ARTICLE III.

EARNOUT

Section 3.1 Issuance of Earnout Shares.

(a) If, at any time during the ten (10) years following the Closing, the VWAP of Parent Class A Stock is greater than or equal to $18.00 for any twenty (20) Trading Days within any thirty- (30-) Trading Day period (such time when the foregoing is first satisfied, the “First Earnout Achievement Date”), Parent shall promptly issue to each HoldCos Equityholder as of immediately prior to the Initial Effective Times, a number of shares of Parent Class A Stock equal to (A) the percentage listed in respect of such HoldCos Equityholder on the Merger Payment Schedule multiplied by (B) 6,430,000.

(b) If, at any time during the ten (10) years following the Closing, the VWAP of Parent Class A Stock is greater than or equal to $20.00 for any twenty (20) Trading Days within any thirty- (30-) Trading Day period (such time when the foregoing is first satisfied, the “Second Earnout Achievement Date”), Parent shall promptly issue to each HoldCos Equityholder as of immediately prior to the Initial Effective Times, a number of shares of Parent Class A Stock equal to (A) the percentage listed in respect of such HoldCos Equityholder on the Merger Payment Schedule multiplied by (B) 6,430,000.

(c) The Parent Class A Stock price targets set forth in Section 3.1(a) and Section 3.1(b) and the number of shares to be issued pursuant to Section 3.1(a) and Section 3.1(b) shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting the Parent Class A Stock after the date of this Agreement.

(d) In the event that there is an agreement with respect to a Parent Sale entered into after the Closing and prior to the date that is ten (10) years following the Closing Date, the First Earnout Achievement Date and Second Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Parent Sale (to the extent such Parent Stock has not previously been issued) and Parent shall issue the Parent Stock issuable pursuant to Section 3.1(a) and Section 3.1(b) on the date prior to the closing of such Parent Sale (in each case, to the extent such Parent Stock has not previously been issued).

Section 3.2 Tax Treatment of Earnout Shares. Except with respect to any amounts treated as imputed interest under Section 483 of the Code, any issuance of Earnout Shares shall be treated as an adjustment to the Merger Consideration by the Parties for Tax purposes, unless otherwise required by a change in applicable Tax law.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Except as set forth in the corresponding numbered section of each of the Company Disclosure Letters dated as of the date of this Agreement and delivered by each Company to Parent and the Merger Subs on or prior to the date of this Agreement, (x) MPMO hereby represents and warrants to Parent and the Merger Subs solely in respect of MPMO and its Subsidiaries as follows and (y) SNR hereby represents and warrants to Parent and the Merger Subs solely in respect of SNR and its Subsidiaries as follows:

Section 4.1 Organization and Qualification. Such Company is a limited liability company duly formed, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to such Company and its Subsidiaries, taken as a whole. Such Company is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Such Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Subsidiaries, taken as a whole. Complete and correct copies of the certificate of formation and operating agreements (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of such Company, as amended and currently in effect, have been made available to Parent.

Section 4.2 Subsidiaries of the Companies.

(a) As of the date hereof, such Company does not have any direct or indirect Subsidiaries and at the Closing the only direct or indirect Subsidiaries of the Companies will be the Pre-Closing Reorganization Entities. Each of such Company’s Pre-Closing Reorganization Entities will be duly formed or organized and validly existing under the laws of its respective jurisdiction of incorporation or organization and will have the power and authority to own or lease its properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not reasonably be expected to have a Company Material Adverse Effect. Prior to the Closing, such Company shall provide to Parent or its representatives true and complete copies of the organizational documents of that Company’s Pre-Closing Reorganization Entities.

(b) Following their respective incorporation or formation, the Pre-Closing Reorganization Entities have not conducted any business activities other than activities: (i) in connection with its organization; or (ii) directed toward the accomplishment of the consummation of the Transactions. As of the Closing, the Pre-Closing Reorganization Entities will not have any direct liabilities or obligations to any third parties.

Section 4.3 Capitalization.

(a) Section 4.3(a) of the Company Disclosure Letters sets forth, as of the date of this Agreement, the number of authorized equity interests of each class of equity interests of such Company, the number of issued and outstanding equity interests of each class of equity interests of such Company, the record owners thereof and number of equity interests of each class owned by each such record owner.

(b) The MPMO Units are duly authorized, validly issued, fully paid and nonassessable, were not and will not be issued in violation of any preemptive or similar right, purchase option, call or right of first refusal, right of first offer or similar rights, and are free and clear of all Liens other than (i) as may be set forth in the Charter Documents of MPMO and (ii) for any restrictions on sales of securities under applicable securities laws.

(c) The SNR Common Units are duly authorized, validly issued, fully paid and nonassessable, were not and will not be issued in violation of any preemptive or similar right, purchase option, call or right of first refusal, right of first offer or similar rights, and are free and clear of all Liens other than (i) as may be set forth in the Charter Documents of SNR and (ii) for any restrictions on sales of securities under applicable securities laws.

(d) Except as set forth in Section 4.3(d) of the Company Disclosure Letters, such Company has not granted any outstanding options, warrants, profits interests, rights, incentive equity or equity-based interests or other securities convertible into or exchangeable or exercisable for shares of equity interests of such Company, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of equity securities of such Company, and there are no agreements of any kind which may obligate such Company to issue, purchase, register for sale, redeem or otherwise acquire any of their equity interests. Except for this Agreement and as set forth in Section 4.3(d) of the Company Disclosure Letters, there is no voting trust, proxy or other agreement or understanding with respect to the voting of the equity interests.

(e) The outstanding shares of capital stock (or other equity interests) of each of the Pre-Closing Reorganization Entities will be, at the time of their formation or organization, as applicable, duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. Such Company or one or more of its wholly owned Subsidiaries will own of record and beneficially all the issued and outstanding shares of capital stock (or other equity interests) of such Company’s Pre-Closing Reorganization Entities free and clear of any Liens other than (i) as may be set forth in the Charter Documents of such Company’s Pre-Closing Reorganization Entities and (ii) for any restrictions on sales of securities under applicable securities laws. At no time will there are be any outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other equity interests) of such Company’s Pre-Closing Reorganization Entities, any other commitments or agreements providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or for the repurchase or redemption of such Company’s Pre-Closing Reorganization Entities shares of capital stock (or other equity interests), or any agreements of any kind which may obligate such Company’s Pre-Closing Reorganization Entities to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other equity interests). Except as otherwise set forth on Section 4.3(e) of the Company Disclosure Letters, such Company does not own any equity interest in any other Person and will not own any other equity interest in any other Person except for the Pre-Closing Reorganization Entities, as applicable.

Section 4.4 Due Authorization. Such Company has all requisite limited liability company power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that such Company has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out such Company’s obligations hereunder and thereunder and to consummate the Transactions, in each case, subject to receipt of the Unitholder Approvals. The execution and delivery by such Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by such Company of the Transactions have been duly and validly authorized by all requisite action on the Party of such Company (including the approval of the board of managers of such Company and, following receipt of the Unitholder Approvals, the equity holders of such Company as required by the DLLCA), no other proceedings on the part of such Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by such Company and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of such Company, enforceable against such Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

Section 4.5 No Conflict; Governmental Consents and Filings.

(a) The execution and delivery by such Company of this Agreement and the other Transaction Agreements to which it is a party do not, and the performance by such Company of this Agreement and the other Transaction Agreements to which it is a party shall not: (i) conflict with or violate the Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements or Order; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or materially impair such Company’s or any of its Subsidiaries’ rights or, in a manner adverse to such Company or its Subsidiaries, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of such Company or its Subsidiaries pursuant to, any Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by such Company or its Subsidiaries, or the other Transaction Agreements to which such Company is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including lenders and lessors), except for: (i) the filing of the Certificates of Merger in accordance with the DGCL and the DCLLA, as applicable; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which such Company is licensed or qualified to do business; (iii) the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration of the required waiting period thereunder; (iv) the consents, approvals, authorizations and permits described on Section 4.5(b) of the Company Disclosure Letters; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Subsidiaries, taken as a whole or, after the Closing, Parent.

Section 4.6 Legal Compliance. Such Company and its Subsidiaries have complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to such Company and its Subsidiaries, taken as a whole. The businesses and activities of each of such Company and its Subsidiaries have not been and are not being conducted in violation of any Applicable Legal Requirements, except as would not, individually or in the aggregate, be material to such Company and its Subsidiaries, taken as a whole. No written, or to the Knowledge of such Company, oral notice of non-compliance by such Company or its Subsidiaries with any applicable Legal Requirements has been received by any such Company and its Subsidiaries (and such Company has no Knowledge of any such notice delivered to any other Person).

Section 4.7 Financial Statements.

(a) Attached as Section 4.7(a) of the Company Disclosure Letters are the audited consolidated balance sheets and consolidated statements of operations and comprehensive loss, changes in equity and cash flows of such Company and its Subsidiaries, as of and for the years ended December 31, 2019, 2018 and 2017, together with the auditor’s reports thereon (the “Financial Statements”). The Financial Statements comply as to form in all material respects, and were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, and fairly present in all material respects the financial position of such Company and its Subsidiaries at the date thereof and the results of their operations, changes in equity and cash flows for the period indicated and were derived from and accurately reflect in all material respects, the books and records of such Company and its Subsidiaries.

(b) Such Company has established and maintained a system of internal controls. To the Knowledge of such Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of such Company’s financial reporting and the preparation of such Company’s financial statements for external purposes in accordance with GAAP. No such Company (including any employee thereof) or such Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by such Company, (ii) any fraud, whether or not material, that involves such Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by such Company or (iii) any claim or allegation regarding any of the foregoing.

(c) There are no outstanding loans or other extensions of credit made by such Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of such Company.

(d) The Companies on a combined and consolidated basis, qualify as a “smaller reporting company” within the meaning of the rules and regulations promulgated under the Securities Act and the Exchange Act.

Section 4.8 No Undisclosed Liabilities. Such Company and its Subsidiaries have no material liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with GAAP, except: (a) liabilities provided for in or otherwise disclosed or reflected in the most recent balance sheet included in the Financial Statements or in the notes thereto; (b) liabilities arising in such Company’s Ordinary Course of Business since December 31, 2019; (c) liabilities arising in connection with this Agreement or the Transactions; or (d) liabilities set forth on Section 4.8 of the Company Disclosure Letters.

Section 4.9 Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed on Section 4.9 of the Company Disclosure Letters, since December 31, 2019, such Company and its Subsidiaries have in all material respects conducted its business in the Ordinary Course of Business and there has not been: (a) any Company Material Adverse Effect; (b) except for any SNR Permitted Pre-Closing Transactions, any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of the membership interests, or any purchase, redemption or other acquisition by the Companies of any of the Companies’ membership interests or any other securities of the Companies or any options, warrants, calls or rights to acquire any such membership interests or other securities; (c) any split, combination or reclassification of any of such Company’s membership interests; (d) any material change by such Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or Applicable Legal Requirements; (e) any change in the auditors of such Company; (f) any issuance of MPMO Units or SNR Common Units or other equity securities of such Company; (g) any revaluation by such Company of any of its assets, including any sale of assets of such Company other than in the Ordinary Course of Business; or (h) any action taken or agreed upon by any such Company or its Subsidiaries that would be prohibited by Section 6.1 if such action were taken on or after the date hereof without the consent of Parent.

Section 4.10 Litigation. Except as disclosed on Section 4.10 of the Company Disclosure Letters or as would not be material to such Company or its Subsidiaries, there is (a) no pending or, to the Knowledge of such Company, threatened, Legal Proceeding against such Company or its Subsidiaries or any of its properties or assets, or any of the directors or officers of any such Company or its Subsidiaries with regard to their actions as such; (b) to the Knowledge of such Company, no pending or threatened, audit, examination or investigation by any Governmental Entity against such Company or any of its properties or assets, or any of the directors or officers of such Company or its Subsidiaries with regard to their actions as such; (c) no pending or threatened Legal Proceeding by such Company or its Subsidiaries against any third party; (d) no settlement or similar agreement that imposes any ongoing obligation or restriction on such Company or its Subsidiaries; and (e) no Order imposed or, to the Knowledge of such Company, threatened to be imposed upon such Company or its Subsidiaries or any of its respective properties or assets, or any of the directors or officers of any such Company or its Subsidiaries with regard to their actions as such. No such Company or its Subsidiaries have received any notice of any audit, examination or investigation by any Governmental Entity against such Company or its Subsidiaries or any of its properties or assets.

Section 4.11 Company Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letters sets forth a complete list of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, such Company and its Subsidiaries have delivered or made available to Parent or its representatives copies of, to the extent applicable, (i) such Company Benefit Plan and any trust agreement relating to such plan, (ii) the most recent summary plan description for such Company Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan and (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Legal Requirements, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made; and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification or has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer and, to the Knowledge of such Company, nothing has occurred with respect to the operation of such Company Benefit Plans that would reasonably be expected to cause the denial or loss of such qualification.

(d) Neither such Company, its Subsidiaries nor any of their respective ERISA Affiliates sponsor, maintain or contribute to, or since the Lookback Cutoff Date have sponsored, maintained, or been obligated to contribute to or had any liability in respect of (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e) No Company Benefit Plan provides for post termination or retiree life insurance, health or other employee welfare benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state Law and at the sole expense of such participant or the participant’s beneficiary.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to the Company Benefit Plans, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of such Company, threatened, (ii) to the Knowledge of such Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims and (iii) no event has occurred, and to the Knowledge of the Company, no condition exists that would, by reason of such Company’s affiliation with any of their ERISA Affiliates, subject such Company to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Laws.

(g) Except as set forth on Section 4.11(g) of the Company Disclosure Letters, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall, either alone or in connection with any other event(s), (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of such Company or its Subsidiaries or under any Company Benefit Plan, (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of such Company or its Subsidiaries or under any Company Benefit Plan, or (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of such Company or its Subsidiaries or under any Company Benefit Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(i) There is no material action currently contemplated by such Company or its Subsidiaries, and no material action has been taken by such Company or its Subsidiaries, in respect of such Company’s and its Subsidiaries’ service providers or such individuals’ compensation or benefits, in each case, in response to the COVID-19 pandemic.

(j) SNR does not sponsor, maintain, contribute to or have any liability in respect of any Company Benefit Plans.

Section 4.12 Labor Relations; Employment Contracts.

(a) Section 4.12(a) of the Company Disclosure Letters sets forth a true, correct, and complete list of all (i) employees of MPMO and its Subsidiaries, and (ii) independent contractors and consultants of such Company and its Subsidiaries (other than those employed or retained by third-party corporate entities) , showing date of hire, hourly rate or salary or other basis of compensation, including annual bonus payments, full-time or part-time status, exempt or non-exempt status, paid-time-off accrued as of a recent date, and job function.

(b) None of such Company or its Subsidiaries is a party to any collective bargaining agreement or other labor Contract applicable to persons employed by such Company or its Subsidiaries. No union, labor organization, or group of employees of such Company or its Subsidiaries have made a pending written demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of such Company, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor, to the Knowledge of such Company, has any such representation proceeding, petition, or demand been brought, filed, made, or threatened within the last three years. There is no organizing activity involving any such Company or its Subsidiaries that is pending or, to the Knowledge of such Company, threatened by any labor organization or group of employees.

(c) There are no pending: (i) strikes, work stoppages, slowdowns, lockouts or arbitrations (nor have there been any strikes, work stoppages, slowdowns, lockouts or arbitrations within the three years prior to the Closing); or (ii) or, to the Knowledge of such Company, threatened material grievances or other material labor disputes against or involving such Company or its Subsidiaries involving any employee of such Company or its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of such Company, threatened by or on behalf of any employee, former employee, or labor organization.

(d) Such Company and its Subsidiaries are in compliance in all material respects and, to the Knowledge of such Company, each of their executive officers are in compliance in all material respects, with the terms of any employment agreements between such Company or its Subsidiaries and such individuals.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no complaints, charges or claims against such Company or its Subsidiaries pending or, to the Knowledge of such Company, threatened that could be brought or filed, with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by such Company or its Subsidiaries, of any individual.

(f) No judgment, consent decree, or arbitration award imposes continuing remedial obligations or otherwise limits or affects such Company’s or its Subsidiaries’ ability to manage their employees, service providers, or job applicants.

(g) Except as set forth on Section 4.12(g) of the Company Disclosure Letters, such Company and its Subsidiaries are, and for the past three (3) years, have been, in material compliance with all Laws relating labor and employment, including laws relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, Worker Adjustment and Retraining Notification (“WARN”) Act and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, occupational health and safety, workers’ compensation, and immigration. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to such Company or its Subsidiaries within the six (6) months prior to the Closing.

(h) Neither such Company nor any of its Subsidiaries are liable for any material arrears of wages or penalties with respect thereto, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.12(h) of the Company Disclosure Letters and as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no pending, or to the Knowledge of such Company, threatened in writing Legal Proceedings against such Company or its Subsidiaries by any employee in connection with such employee’s employment or termination of employment by such Company or its Subsidiaries.

(i) Except as would not reasonably be expected to result in such Company incurring a material liability, no employee or former employee of such Company or its Subsidiaries are owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future, such as but not limited to accrued vacation, recreation leave and severance pay).

(j) Except as set forth on Section 4.12(j) of the Company Disclosure Letters, no such Company or its subsidiaries have incurred, or have Knowledge of circumstances under which such Company or its Subsidiaries would reasonably be expected to incur, any liability from (i) the failure to pay wages, including overtime wages, (ii) the misclassification of employees as independent contractors, or (iii) the misclassification of employees as exempt from the requirements of the Fair Labor Standards Act or similar state Laws.

(k) Such Company and its Subsidiaries have investigated (to the extent reasonable) any employment discrimination and sexual harassment allegations reported to such Company. Such Company and its Subsidiaries have taken reasonable corrective action with respect to each such allegation with potential merit. Such Company has policies and procedures in place to address issues relating to employment discrimination and sexual harassment allegations.

(l) SNR hereby represents that it does not engage any employees, consultants, directors or other individual service providers.

(m) MPMO hereby represents that the current employees of MPMO are authorized and have appropriate documentation to work in the United States.

Section 4.13 Restrictions on Business Activities. There is no agreement, commitment, or Order binding upon any such Company or its Subsidiaries or its assets or to which any such Company or its Subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of such Company or its Subsidiaries, any acquisition of property by any such Company or its Subsidiaries or the conduct of business by such Company or its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to such Company and its Subsidiaries, taken as a whole.

Section 4.14 Title to Property.

(a) Section 4.14(a) of each of the Company Disclosure Letters contains a true, correct, and complete list of all parcels of real property and real property interests (including, patented mining claims) owned in fee and unpatented mining claims and unpatented mill site claims held by such Company or its Subsidiaries (the “Owned Property”). Such Company has no options, contracts, or other agreements under which such Company or its Subsidiaries have a right to purchase, lease or otherwise acquire, or the obligation to sell, lease, or otherwise divest, any real property or interests in real property. Such Company or its Subsidiaries have fee title or valid unpatented mining claims and unpatented mill site claims to all Owned Property, free and clear of all Liens, except for Permitted Liens.

(b) Section 4.14(b) of each of the Company Disclosure Letters contains a true, correct, and complete list of all leases, subleases, surface use agreements of which such Company has Knowledge, easements of which such Company has Knowledge, licenses, and similar occupancy agreements for use or occupancy of real property or real property interests held by such Company or its Subsidiaries (the “Real Property Leases”) and descriptions of the real property subject to the Real Property Leases (“Leased Real Property”). Such Company has made available to Parent true, correct and complete copies of the Real Property Leases and all extensions, amendments, modifications and supplements, thereof and subordination and nondisturbance agreements, if any, related thereto. Each such Company or its Subsidiaries, as applicable, have valid leasehold title to all of the Real Property Leases, free and clear of all Liens, except for Permitted Liens. Each of the Real Property Leases are in full force and effect and is a legal, valid and binding obligation of such Company or its Subsidiaries, and to the Knowledge of such Company, any counterparty, enforceable against them in accordance with its terms. There is not, under any of the Real Property Leases, any existing default or event of default of such Company or its Subsidiaries or, to the Knowledge of such Company, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the existence of such default or event of default would not reasonably be expected to be material to such Company or its Subsidiaries taken as a whole or to mining operations.

(c) Such Company has undivided fee title and/or a valid and enforceable leasehold interest and/or unpatented mining claims and unpatented mill site claims, in the Mine, Minerals, and surface of the land, together with all easements, rights of way, licenses, privileges, rights and appurtenances thereto, as are necessary for the operation of the Mine in the Ordinary Course of Business, including, mining, removal, processing, decommissioning, reclamation, and transporting of Minerals, subject only to Permitted Liens. Such Company has made available to Parent true, correct and complete copies of all documents evidencing title to the Owned Property and to mining claims or rights (notwithstanding that the same may be pursuant to Real Property Leases) including, all muniments of title, deeds, claims, notice of claims, notices of location, title searches, title reports, title insurance policies, chains of title, abstracts of title, existing title opinions, and surveys. The Owned Property and Leased Real Property constitute all of the real property used and operated by such Company or its Subsidiaries in connection with Ordinary Course of Business mining and mining related activities. No other Person has a right to use or occupy any of the Owned Property or Leased Real Property in a manner that would materially interfere with or impair the conduct of the Ordinary Course of Business of such Company or its Subsidiaries or the operation of the Mine, except for any such rights which constitute a Permitted Lien and except as permitted by applicable Law. All Mine operations of such Company or its Subsidiaries, current and as proposed in any mining plans, are conducted within the perimeter boundaries of the Mine and no operations encroach on the lands of any third party.

(d) Such Company has not received any notice and has no Knowledge of any pending condemnation, action in eminent domain, taking, revocation (or intent to revoke), contest action, or notice of failure to pay Bureau of Land Management maintenance fees, by any Governmental Entities with respect to any of the Owned Property or Leased Real Property (including, for the avoidance of doubt, mining claims) that is material to such Company or its Subsidiaries taken as a whole or to the operation of the Mine or business in the Ordinary Course of Business. All mining and mill site claim maintenance fees together with the applicable forms have been timely paid to the California state office of the Bureau of Land Management sufficient to perpetuate any unpatented mining claims. All property tax payments in connection with the patented and unpatented mining claims have been paid to San Bernardino County.

(e) Such Company has provided to Parent true, correct, and complete copies of all reserve and resource estimates, reserve and resource reports and engineering studies in its possession and control. Such Company represents that the reserve estimates provided to Parent were prepared in compliance with industry standards and practices in the preparation of mineral reserve reports, and such estimates represent such Company’s good faith estimate of the Mineral reserves held by such Company or its Subsidiaries, as applicable, as of the date thereof.

(f) All Owned Property and all Real Property Leases held by such Company or its Subsidiaries, if any, and all material personal and other property and assets of such Company or its Subsidiaries owned, used or held for use in connection with the business of such Company (the “Personal Property”) are shown or reflected on the balance sheet included in the most recent Financial Statements, other than those entered into or acquired on or after the date of the most recent Financial Statements in the Ordinary Course of Business.

(g) All leases pursuant to which such Company or its Subsidiaries lease from others Personal Property, if any, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default of such Company or its Subsidiaries or, to the Knowledge of such Company, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the existence of such default or event of default would not reasonably be expected to be material to such Company or its Subsidiaries taken as a whole.

Section 4.15 Taxes.

(a) All income and other material Tax Returns required to be filed by such Company or its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete in all material respects.

(b) Such Company or its Subsidiaries have timely paid all of their income and other material Taxes which are due and payable (whether or not shown as due on any Tax Return).

(c) All material Taxes required by Tax law to be withheld by such Company or its Subsidiaries have been withheld and paid over to the appropriate Governmental Entity.

(d) Section 4.15(d) of the Company Disclosure Letters sets forth the amount of any Taxes that otherwise would have been required to be remitted or paid in connection with amounts paid by each of such Company or its Subsidiaries to any employee or individual service provider paid but have been deferred as permitted under the CARES Act.

(e) No deficiency for any material Taxes has been asserted or assessed by any Governmental Entity against such Company or its Subsidiaries, which deficiency has not been resolved. No audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against such Company or its Subsidiaries with respect to any Taxes due from such entities.

(f) There are no Tax indemnification agreements or Tax sharing agreements under which such Company or its Subsidiaries would reasonably be expected to be liable after the Closing Date for the Tax liability of any Person other than one or more of such Company or its Subsidiaries, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other agreements that do not relate primarily to Taxes.

(g) None of such Company or its Subsidiaries have constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two years.

(h) None of such Company or its Subsidiaries have entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) that have not been disclosed in the relevant Tax Return of such Company or its Subsidiaries.

(i) Neither such Company nor any of its Subsidiaries: (i) has any liability for the Taxes of another Person (other than any such Company or its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) or as a transferee or a successor or (ii) have been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is such Company (or another of its Subsidiary).

(j) Neither such Company nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business), which extension is still in effect.

(k) Except as set forth in Section 4.15(k) of the Company Disclosure Letters, neither such Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax law); (iii) other than in the Ordinary Course of Business a prepaid amount received or deferred revenue recognized on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local Tax law); or (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law.

(l) No claim has been made in writing by any Governmental Entity in a jurisdiction in which such Company or its Subsidiaries do not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(m) There are no Liens (other than Permitted Liens) with respect to Taxes on any of the assets of such Company or its Subsidiaries.

(n) Neither such Company or any of its Subsidiaries has taken or agreed to take any action or has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede each of (i) the MPMO Mergers and the (ii) the SNR Mergers from qualifying as a “reorganization” within the meaning of Section 368 of the Code.

(o) For purposes of this Section 4.15, any reference to such Company or its Subsidiaries shall be deemed to include any Person that merged with or was liquidated or converted into such Company or its Subsidiaries.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in Section 4.11(b), Section 4.11(c) and this Section 4.15 shall be the only representations or warranties of such Company or its Subsidiaries in this Agreement with respect to Tax matters.

Section 4.16 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to such Company or its Subsidiaries, taken as a whole:

(i) Such Company or its Subsidiaries are, and have been for the past three (3) years, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits required under applicable Environmental Laws and no action or proceeding is pending or, to the Knowledge of such Company, threatened to revoke, modify or terminate any such Environmental Permit and, to the Knowledge of such Company, no facts, circumstances or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits in the Ordinary Course of Business;

(ii) Neither such Company nor any of its Subsidiaries is a party to any unresolved, pending or, to the Knowledge of such Company, threatened Legal Proceedings arising under or related to Environmental Laws;

(iii) No conditions currently exist with respect to the Mine, the Owned Property or Leased Real Property, or any property currently or, to the Knowledge of such Company, formerly owned, leased or operated by such Company or its Subsidiaries, or, to the Knowledge of such Company, any property to which such Company or its Subsidiaries arranged for the disposal or treatment of Hazardous Material, that would reasonably be expected to result in such Company or its Subsidiaries incurring unbudgeted liabilities or obligations under Environmental Laws;

(iv) Neither such Company nor any of its Subsidiaries has assumed or provided an indemnity with respect to any liability of any other Person relating to Environmental Laws; and

(v) No material capital expenditures (other than Stage 2 CapEx) are currently proposed or required to be incurred by such Company or its Subsidiaries for the purpose of complying with Environmental Laws or Environmental Permits, except in the Ordinary Course of Business or as reflected in the most recent Financial Statements.

(vi) Such Company and its Subsidiaries has evaluated its restoration, rehabilitation, mine closure, reclamation, remediation, and other post-operational obligations under Environmental Laws and applicable Environmental Permits, has complied during the past three (3) years with all requirements under Environmental Laws and applicable Environmental Permits respecting those obligations, and has sufficient financial assurance in place to satisfy those and any reasonably anticipated obligations. A true, correct, and complete list of all financial assurance mechanisms (including their amounts) posted or provided by such Company, and currently in effect, to comply with Environmental Laws and Environmental Permits is set forth in Section 4.16(a)(vi) of the Company Disclosure Letters. Neither such Company nor any of its Subsidiaries has received any unresolved or pending written notice from Governmental Entities indicating that such financial assurance is or may be insufficient to satisfy the requirements of Environmental Laws, applicable Environmental Permits, or any applicable closure or reclamation plans.

(b) No consent, approval or authorization of or registration or filing with any Governmental Entity is required with respect to Environmental Laws or Environmental Permits in connection with the execution and delivery of this Agreement or the consummation of the Transactions, the failure of which to obtain could adversely and materially affect Mine operations following the Closing Date.

(c) Such Company and its Subsidiaries has made available to Parent copies of all material environmental assessments, studies, audits, analyses or reports, relating to the Owned Property or Leased Real Property or any property currently or formerly owned, leased or operated by such Company or its Subsidiaries and copies of all material, non-privileged documents relating to any material and outstanding liabilities of such Company or its Subsidiaries under Environmental Law to the extent such are in the possession or custody of such Company or its Subsidiaries.

(d) The representations and warranties in this Section 4.16, Section 4.8 (Undisclosed Liabilities) and Section 4.27 (Radioactive Materials License; Export Licenses) are the sole and exclusive representations and warranties of MPMO and SNR with regard to Environmental Laws, Environmental Permits, the environmental condition of any property, or other environmental matters of any nature whatsoever.

Section 4.17 Brokers; Third Party Expenses. Except as set forth on Section 4.17 of the Company Disclosure Letters, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent or any such Company or its Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by such Company or its Subsidiaries or any of their respective Affiliates.

Section 4.18 Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letters lists, as of the date of this Agreement, each item of Company Registered Intellectual Property, specifying for each item: (i) the record owner, (ii) the jurisdiction in which such item has been issued, registered or filed, (iii) the issuance, registration or application date, and (iv) the issuance, registration or application number. All Company Registered Intellectual Property is subsisting and, to the Knowledge of such Company, all issuances and registrations included in the Company Registered Intellectual Property are valid and enforceable in accordance with applicable Law.

(b) Such Company or its Subsidiaries (i) owns all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and (ii) has rights to use, pursuant to a written license, sublicense, or agreements, all Licensed Intellectual Property, free and clear of all Liens (other than Permitted Liens), except in the case of clauses (i) and (ii), where the failure to have such rights would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Owned Intellectual Property and the Licensed Intellectual Property (collectively, the “Company Intellectual Property”) constitutes all Intellectual Property used in and necessary for, the operation of the business of such Company or its Subsidiaries as currently conducted. Section 4.18(c) and Section 4.18(d) are the sole representation and warranty of such Company under this Agreement with respect to any actual or alleged infringement, misappropriation or other violation of any Intellectual Property and nothing in this Section 4.18(b) shall be deemed, construed, or interpreted to constitute a representation with respect to infringement, misappropriation or other violation of any Intellectual Property.

(c) Since the Lookback Cutoff Date, no such Company or any of its Subsidiaries in connection with the operation of the business of such Company or any of its Subsidiaries, has infringed, misappropriated (or resulted from the misappropriation of) or otherwise violated, or is infringing, misappropriating (or results from the misappropriation of) or otherwise violating any Intellectual Property of any Person. Since January 1, 2018, neither such Company nor any of its Subsidiaries has received from any Person any written notice, written claim or written threat: (i) alleging any infringement, misappropriation or other violation of any Intellectual Property of any Person, (ii) inviting any such Company or any of its Subsidiaries to take a license under any Intellectual Property of any Person or (iii) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property. There are no pending or, to the Knowledge of such Company, threatened Legal Proceedings against any of such Company or its Subsidiaries involving any claim of infringement, unauthorized use, misappropriation, or other violation of any Intellectual Property of any Person or challenging the ownership, use, validity or enforceability of any Owned Intellectual Property (other than office actions or proceedings before the United States Patent and Trademark Office or similar Governmental Entity in any foreign jurisdiction, in each case, in the ordinary course of prosecution of any pending applications for registration or issuance of any Company Registered Intellectual Property).

(d) To the Knowledge of such Company, no Owned Intellectual Property has been or is being infringed, misappropriated, or otherwise violated by any Person.

(e) No Governmental Entity or any university, college, other educational institution or research center owns, purports to own, has any other rights in or to, or has any option to obtain any rights in or to, any Owned Intellectual Property.

(f) Such Company and its Subsidiaries take and have taken commercially reasonable steps to maintain the confidentiality of and otherwise designed to protect all (i) material Trade Secrets included in the Owned Intellectual Property and (ii) Trade Secrets owned by any Person to whom such Company or its Subsidiaries have a confidentiality obligation under a written agreement with such Company or its Subsidiaries. No material Trade Secret included in the Owned Intellectual Property has been authorized to be disclosed or, to the Knowledge of such Company, has been actually disclosed to any Person other than pursuant to a written confidentiality agreement restricting the disclosure and use thereof.

(g) Each of such Company and its Subsidiaries take and has taken commercially reasonable measures designed to maintain and protect the performance of the IT Systems (and all software, information and data stored thereon). The IT Systems are adequate and sufficient for the operation of the businesses of such Company and its Subsidiaries as currently conducted. There have been no (i) to the Knowledge of such Company material failures, breakdowns or other impairments of any IT Systems that have not been remedied or are in the process of being remedied in full as of the date of this Agreement or (ii) to the Knowledge of such Company, security breaches or unauthorized use, access or intrusions of any IT Systems.

Section 4.19 Privacy.

(a) Such Company and its Subsidiaries and any Person acting for or on behalf of any such Company or its Subsidiaries have at all times complied in all respects with: (i) all applicable Privacy Laws; (ii) all of such Company’s or its Subsidiaries’ applicable policies and notices regarding Personal Information; and (iii) all of such Company or its Subsidiaries’ applicable contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither such Company nor any of its Subsidiaries has received any written notice of any claims (including written notice from third parties acting on its or their behalves), of or been charged with, the violation of, any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information, nor has such Company or any of its Subsidiaries received any written notice of investigations or inquiries from relevant authorities related to the same. Neither such Company’s nor any of its Subsidiaries’ privacy policies or notices have contained any material omissions or been misleading or deceptive.

(b) Such Company and its Subsidiaries have implemented and at all times maintained reasonable and appropriate technical and organizational safeguards, which safeguards are consistent with practices in the industry in which such Company or its Subsidiaries operate, to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure.

(c) To the Knowledge of such Company, there have been no material breaches or security incidents relating to the unauthorized access to or disclosure of any Personal Information in the possession or control of such Company or its Subsidiaries or collected, used or processed by or on behalf of such Company or its Subsidiaries.

Section 4.20 Agreements, Contracts and Commitments.

(a) Section 4.20(a) of the Company Disclosure Letters sets forth a true, correct and complete list of each Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Material Contract” of such Company or its Subsidiaries shall mean each of the following Contracts to which, as of the date of this Agreement, such Company or its Subsidiaries is a party (other than Company Benefit Plans, Contracts for labor and employment matters set forth on Section 4.12 of the Company Disclosure Letters and Contracts relating to insurance policies set forth on Section 4.21 of the Company Disclosure Letters):

(i) any Contract or purchase commitment reasonably expected to result in future payments to or by such Company or its Subsidiaries in excess of $3,000,000 per annum;

(ii) any Contract under or in respect of which such Company or its Subsidiaries presently has any liability or obligation of any nature whatsoever (absolute, contingent or otherwise) that exceeds $3,000,000;

(iii) any Contract with customers (the “Material Customers”) and top 5 suppliers (the “Material Suppliers”) as determined by revenue and dollar volume of payments, respectively, in each case during the twelve (12) months prior to the date of this Agreement;

(iv) any Government Contract;

(v) any Contract that purports to limit the localities in which such Company’s or its Subsidiaries’ businesses are conducted in any manner that is material to such Company or its Subsidiaries, taken as a whole, including any non-compete agreements or agreements limiting the ability of any such Company or its Subsidiaries from soliciting customers or employees;

(vi) any Contract for or relating to any borrowing of money by or from such Company;

(vii) any Contract that contains any “most favored nation”, “take or pay”, minimum requirements, right of first refusal or other similar provisions with respect to any transaction engaged in by any such Company or its Subsidiaries;

(viii) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any Company or its Subsidiaries;

(ix) any Contract: providing for the grant of any preferential rights to purchase or lease any asset of such Company;

(x) any obligation to register any MPMO Units, SNR Common Units or any other securities of such Company with any Governmental Entity;

(xi) any Contracts for: (A) the sale of any of the business, properties or tangible assets of any such Company or its Subsidiaries other than in the Ordinary Course of Business; (B) the grant to any Person of any preferential rights to purchase any of the properties or assets of any such Company or its Subsidiaries; or (C) the acquisition by any such Company or its Subsidiaries of any operating business, properties or assets, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase of inventory or supplies entered into in the Ordinary Course of Business);

(xii) any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(xiii) any Contract for the use by such Company or its Subsidiaries of any tangible property where the annual lease payments are greater than $1,000,000 (other than any lease of vehicles, office equipment or operating equipment made in the Ordinary Course of Business);

(xiv) each Contract with any academic institution, research center or Governmental Entity that provides for the provision of funding to such Company for research and development or similar activities involving the creation of any material Owned Intellectual Property;

(xv) any Contract providing for the grant of any license, relating to any Company Intellectual Property: (A) to such Company or its Subsidiaries (other than licenses to commercially available off-the-shelf software licensed to the Company pursuant to standard agreements for an annual aggregate fee less than $250,000) and (B) by any such Company or its Subsidiaries to any other Person (other than non-exclusive licenses granted in the Ordinary Course of Business);

(xvi) any Contract providing for the invention, creation, conception or other development of any Intellectual Property (A) by such Company or its Subsidiaries for any third party, (B) by any third party for such Company or its Subsidiaries (other than Invention Assignment Agreements) or (C) jointly by such Company or its Subsidiaries and any third party;

(xvii) any Contract providing for the assignment or transfer of any ownership interest in or to any Owned Intellectual Property material to the operation of the business by (A) such Company or its Subsidiaries to any third party or (B) any third party to any of such Company or its Subsidiaries (other than Invention Assignment Agreements); and

(xviii) any written offer or proposal which, if accepted, would constitute any of the foregoing.

(b) Each Material Contract is in full force and effect and, to the Knowledge of such Company, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. True, correct and complete copies of all Material Contracts have been made available to Parent or its representatives.

(c) Neither such Company nor, to the Knowledge of such Company, any other party thereto is in material breach of or in material default under, and no event has occurred which with notice or lapse of time or both would become a material breach of or material default under, any Material Contract, and no party to any Material Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to be material to such Company or its Subsidiaries, taken as a whole.

Section 4.21 Insurance. Section 4.21 of the Company Disclosure Letters contains a list of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, such Company or its Subsidiaries as of the date of this Agreement, but not including any policies or other form of insurance with respect to any Company Benefit Plan (collectively, the “Insurance Policies”). All premiums and other amounts owed with respect to the Insurance Policies have been timely paid in accordance with the terms of such policies and there have been no lapses in insurance coverage. True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. Neither such Company nor any of its Subsidiaries has received any written notice from any insurer under any of the Insurance Policies, canceling or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date hereof have been paid.

Section 4.22 Interested Party Transactions.

(a) No employee, officer, director, member, equity holder or a member of his or her immediate family is indebted to such Company or any of its Subsidiaries for borrowed money, nor are any of such Company or its Subsidiaries indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with such Company or its Subsidiaries; and (iii) for other employee benefits made generally available to all employees.

(b) Except for the SNR Management Agreement and as set forth on Section 4.22(b) of the Company Disclosure Letters, to the Knowledge of such Company, no officer, director, employee, member, equity holder or holder of derivative securities of such Company (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with such Company or its Subsidiaries (other than such Contracts as relate to any such Person’s ownership of the membership interests or other securities of such Company or its Subsidiaries or such Person’s employment or consulting arrangements with such Company or its Subsidiaries).

Section 4.23 Certain Provided Information.

(a) The information relating to such Company and its Subsidiaries supplied by such Company for inclusion in the S-4 Registration Statement / Proxy Statement will not, as of the date on which the S-4 Registration Statement / Proxy Statement (or any amendment or supplement thereto) is first distributed to holders of Parent Class A Stock, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing provisions of this Section 4.23, no representation or warranty is made by such Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of such Company for use therein.

(b) All information relating to such Company and its Subsidiaries provided pursuant to Section 7.6 shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, such Company makes no representation, warranty or covenant with respect to statements made or incorporated by reference therein based on information supplied by Parent or the Merger Subs for inclusion or incorporation by reference in the S-4 Registration Statement / Proxy Statement or any Parent SEC Reports.

Section 4.24 Absence of Certain Business Practices. As of the date of this Agreement, (a) such Company and its Subsidiaries are, to the Knowledge of such Company, in compliance with all applicable Specified Business Conduct Laws, except where the failure to be in compliance with such Legal Requirements would not reasonably be expected to have a Company Material Adverse Effect, (b) neither such Company nor any of its Subsidiaries has (i) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual violation of any Specified Business Conduct Law or (ii) been a party to or the subject of any pending or, to the Knowledge of such Company, threatened Legal Proceeding or, to the Knowledge of such Company, investigation by or before any Governmental Entity related to any actual violation of any Specified Business Conduct Law, except, in each case, to the extent any such notice, disclosure, Legal Proceeding or investigation would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.25 Mining.

(a) Section 4.25(a) of the Company Disclosure Letters sets forth a true, correct, and complete list of all patented mining claims owned by such Company or its Subsidiaries or otherwise forming part of the Mountain Pass Mine (“Patented Claims”) and identifies which entity owns each such Patented Claims. Such Company or its Subsidiaries hold good and marketable title to all Patented Claims, in each case free and clear of all Liens, except for Permitted Liens. Neither such Company nor any of its Subsidiaries currently lease any Patented Claims to any third party.

(b) Section 4.25(b) of the Company Disclosure Letters sets forth a true, correct, and complete list of all unpatented mining claims (including any and all lode, placer, mill site and tunnel site claims) owned or leased or subleased by such Company or its Subsidiaries or otherwise forming part of the Mountain Pass Mine (“Unpatented Claims”) and identifies which entity holds each such claim or site. Neither such Company nor any of its Subsidiaries currently lease any Unpatented Claims to any third party.

(c) With respect to the Unpatented Claims:

(i) Subject to the paramount title of the United States, such Company and its Subsidiaries are the sole owner of each Unpatented Claim, free and clear of all Liens, except for Permitted Liens

(ii) Each Unpatented Claim was validly located, recorded and filed with all appropriate Governmental Entities, and the monuments of location for the Unpatented Claims are on federal public land open for mineral claim staking.

(iii) All affidavits of assessment work or applicable maintenance fees in lieu thereof paid and all other filings required to maintain the Unpatented Claims in good standing have been properly and timely recorded or filed with appropriate Governmental Entities.

(d) Such Company and its Subsidiaries are in exclusive possession or control of the right to develop the minerals that are locatable, subject to applicable Law, including the Mining Law of 1872, as amended, located in, on or under the Mountain Pass Mine.

(e) Such Company and its Subsidiaries have all surface and access rights, including as applicable fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Entities, permitting the use of land by such Company or its Subsidiaries, and other interests that are required for the current state of exploiting the development potential of the Mountain Pass Mine, and no third party or group holds any such rights that would be required to conduct mineral exploration, drilling activities, and production on any of the Mountain Pass Mine.

(f) Such Company and its Subsidiaries are not aware of any conflicting Patented or Unpatented claims owned by third parties which overlay with any of the Mountain Pass Mine.

(g) The Patented Claims and Unpatented Claims include all material claims, leases, subleases, licenses, permits, access rights, water rights, and other rights and interest necessary to explore, in the planned area of operations by such Company or its Subsidiaries at the Mountain Pass Mine, for minerals, ores, or metals without any liability to pay any commission, royalty, license fee, net smelter royalty/return/receipt, net profits or net proceeds interests, or any similar payment to any Person except as disclosed in Section 4.25(g) of the Company Disclosure Letters and to use or transfer the Patented Claims and Unpatented Claims pursuant to applicable Law, except for Permits or Environmental Permits from Governmental Entities.

(h) Neither such Company nor any of its Subsidiaries is party to any, and to the Knowledge of such Company, there is no, joint venture agreement, stockholder agreement, partnership agreement, voting agreement, powers of attorney, co-ownership agreement, co-tenancy agreements, management agreements or any other existing oral or written agreement of any kind which does or would have any adverse impact whatsoever on record or possessory title to the mineral estate of the Patented Claims and Unpatented Claims, or the access to, exploration, development or mining of same and no other Person has any interest in the Patented Claims and Unpatented Claims or any right to acquire or otherwise obtain any such interest.

(i) There are no known existing restrictions which would have any adverse effect on the right to explore, develop and mine mineral substances from the Patented Claims or Unpatented Claims, except pursuant to applicable Law.

(j) Except as set forth in Section 4.25(j) of the Company Disclosure Letters, there are no options, back-in rights, earn-in rights, rights of first refusal, rights of first offer, preemptive rights, off-take rights or similar provisions or rights which would affect Parent’s or any of its Subsidiaries’ interest in the Patented Claims and Unpatented Claims after the Closing Date. There are no restrictions on the ability of such Company or its Subsidiaries to use, transfer or exploit the Patented Claims and Unpatented Claims, except pursuant to applicable Law.

(k) Neither such Company nor any of its Subsidiaries have received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke such Company’s or its Subsidiaries’ interests in or file a contest action related to the Patented Claims or Unpatented Claims.

(l) Such Company and its Subsidiaries, to the Knowledge of such Company, have made available to the Parent all information and data pertaining to the Patented Claims and Unpatented Claims in its possession, including mining plans and plans of operation; reclamation plans; life of mine studies and reports; notices of intent; including those related to exploration drilling, pad and road construction; mining exploration; land and survey records; the existence of minerals within the Patented Claims and Unpatented Claims, including relevant reserve and resource estimates; metallurgical testwork and sampling data; drill data and assay results; all reclamation and bond release information; financial assurances for reclamation and all information concerning record, possessory, legal or equitable title to the Patented Claims and Unpatented Claims which is within its possession or control. Set forth in Section 4.25(l) of the Company Disclosure Letters is a list of all mining title opinions and title opinions and title policies of insurance relating to any of the real property interests in the Mountain Pass Mine, the Owned Property and the Leased Real Property.

(m) Such Company or its Subsidiaries have the right, title, ownership and right to use all information and data pertaining to the Patented Claims and Unpatented Claims in its possession.

(n) The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by such Company and its Subsidiaries have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices, and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of such Company and its Subsidiaries from the amounts so disclosed. To the Knowledge of such Company, there are no facts or conditions which would reasonably be expected to render the conclusions of resources and reserves contained in the reserve report, as amended by the supplement, incorrect in any way.

(o) Section 4.25(o) of the Company Disclosure Letters sets forth a true, correct and complete list of the water rights, water leases and water supply agreements, ditch rights or other interests in water conveyance rights owned or leased by the Company and its Subsidiaries, including the owner and lessee with respect to each such right or interest (the “Water Rights”). Such Company and its Subsidiaries have valid title or leaseholder interest or otherwise holds valid permits for such Company and its Subsidiaries free and clear of all Liens. Except as would not reasonably be expected to be material to such Company and its Subsidiaries, taken as a whole: (i) neither such Company or any of its Subsidiaries have received from any Governmental Entity or person any notice or claim affecting title to the Water Rights, including notice of non-use regarding such Water Rights; and (ii) to the Knowledge of such Company, there are no current facts or conditions that would reasonably be expected to adversely impact the Water Rights and such Water Rights are sufficient to address current and projected operational requirements of the Mountain Pass Mine in the Ordinary Course of Business.

Section 4.26 Trade Laws.

(a) Such Company is in compliance and, since the Lookback Cutoff Date, has been in compliance in all material respects with all Trade Laws. Such Company has obtained, and is currently, and since the Lookback Cutoff Date has been, in compliance in all material respects with the terms of, any export license required for the lawful export of any item, product, technology, or software of such Company. Such Company has accurately classified in accordance with applicable Trade Laws all items, products, technology, or software shipped, imported, released, transmitted, or transferred by the relevant Company from one country to another country, in each case, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to be material to such Company and its Subsidiaries, taken as a whole.

(b) Since the Lookback Cutoff Date, such Company has not engaged in, and is not now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person. Neither such Company nor, to the Knowledge of such Company, any director, officer, employee, agent, or representative thereof, or any other Person authorized to act for or on behalf of any Company, is, or is owned, 50% or more, directly or indirectly, by a Sanctioned Person.

(c) Such Company is not involved in any proceeding relating to, and has not received a written request for information from any Governmental Entity regarding, any Trade Law.

(d) Such Company has not submitted a voluntary self-disclosure to any Governmental Entity since the Lookback Cutoff Date concerning a possible violation of any Trade Law.

(e) Such Company has instituted policies and procedures reasonably designed to ensure compliance with Trade Laws and, since the Lookback Cutoff Date, has maintained, and currently maintains, such policies and procedures in full force and effect.

Section 4.27 Radioactive Materials License; Export Licenses.

(a) Such Company is, and since the Lookback Cutoff Date has been, in compliance in all material respects with the Radioactive Materials License and the Export Licenses.

(b) No action or proceeding is pending or, to the Knowledge of such Company, threatened to revoke, modify or terminate any such license.

(c) Such Company is not party to any unresolved, pending or, to the Knowledge of such Company, threatened Legal Proceedings arising under or related to such licenses, and, to the Knowledge of such Company, no facts, circumstances or conditions currently exist that could adversely affect such continued compliance with such licenses.

(d) Such Company has maintained financial assurance instruments required to cover anticipated decommissioning and decontamination activities at the end of licensed activity.

Section 4.28 Merger Payment Schedule. The Merger Payment Schedule, when delivered, shall accurately reflect the allocation of the Merger Consideration in accordance with the constituent documents of the HoldCos.

Section 4.29 Disclaimer of Other Warranties. SUCH COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V, NONE OF PARENT, THE MERGER SUBS OR

ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SUCH COMPANY, ANY OF THEIR AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, THE MERGER SUBS OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO CONDITION, VALUE, QUALITY, MERCHANTABILITY, USAGE, SUITABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF PARENT, THE MERGER SUBS OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO SUCH COMPANY, MEMBERS OF SUCH COMPANY, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT AND THE MERGER SUBS TO SUCH COMPANY IN ARTICLE V; AND (B) NONE OF PARENT, THE MERGER SUBS NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO SUCH COMPANY, MEMBERS OF SUCH COMPANY, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT OR THE MERGER SUBS IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, THE MERGER SUBS OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. SUCH COMPANY HEREBY ACKNOWLEDGES THAT THEY HAVE NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. SUCH COMPANY ACKNOWLEDGES THAT THEY HAVE CONDUCTED, TO THEIR SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, THE MERGER SUBS AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION SUCH COMPANY HAS RELIED ON THE RESULTS OF THEIR OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Except: (i) as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and the Merger Subs to the Companies on or prior to the date of this Agreement (the “Parent Disclosure Letter”); and (ii) as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent and the Merger Subs represent and warrant to the Companies as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization and Qualification.

(a) Parent is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of Parent most recently filed with the Parent SEC Reports are true, correct and complete and are in effect as of the date of this Agreement. Parent is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Parent is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Subs are companies duly incorporated or organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform their obligations hereunder.

Section 5.2 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than the Merger Subs. The Merger Subs do not have any assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. The Merger Subs are entities that have been formed solely for the purpose of engaging in the Transactions.

Section 5.3 Capitalization.

(a) As of the date of this Agreement: (i) 1,000,000 preferred shares, par value $0.0001 per share, of Parent (“Parent Preferred Stock”) are authorized and no shares are issued and outstanding; (ii) 200,000,000 Class A common shares of Parent, par value $0.0001 per share (“Parent Class A Stock”), are authorized and 34,500,000 are issued and outstanding; (iii) 20,000,000 Class F common shares of Parent, par value $0.0001 per share (“Parent Class F Stock” and, together with the Parent Preferred Stock and the Parent Class A Stock, the “Parent Stock”), are authorized and 8,625,000 are issued and outstanding; (iv) 5,933,333 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 11,500,000 warrants to purchase one share of Parent Class A Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class F Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable, are not subject to preemptive rights, were issued in compliance in all material respects with applicable Legal Requirements and are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83. Except for the Parent Warrants, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any Parent Stock or other equity interests in the Parent or securities convertible into or exchangeable or exercisable for Parent Stock. Except as set forth in this Section 5.3(a), there are no: (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Parent Stock or the equity interests of Parent, or any other Contracts to which Parent is a party or by which Parent is bound obligating Parent to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Parent, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Parent. Except as disclosed in the Parent SEC Reports or the Parent Organizational Documents; (i) there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any securities or equity interests of Parent; (ii) there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Parent’s stockholders may vote; (iii) Parent is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Parent Common Stock or any other equity interests of Parent; (iv) Parent does not own any capital stock or any other equity interests in any other Person; and (v) there are no securities or instruments issued by or to which the Parent is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements, in each case, that have not been or will not be waived on or prior to the Closing Date.

(b) The authorized capital stock of MPMO Merger Corp. consists of 100 shares of common stock, par value $0.01 per share (the “MPMO Merger Corp. Common Stock”). As of the date hereof, 100 shares of MPMO Merger Corp. Common Stock are issued and outstanding. All outstanding shares of MPMO Merger Corp. Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent.

(c) As of the date hereof, all outstanding membership interests of SNR Merger Company have been duly authorized, validly issued and are not subject to preemptive rights and are held by Parent.

(d) As of the date hereof, all outstanding membership interests of MPMO Merger Sub LLC have been duly authorized, validly issued and are not subject to preemptive rights and are held by Parent.

(e) As of the date hereof, all outstanding membership interests of SNR Merger Sub LLC have been duly authorized, validly issued and are not subject to preemptive rights and are held by Parent.

(f) Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement: (i) will be duly authorized and validly issued in compliance in all material respects with: (A) applicable Legal Requirements; and (B) all requirements set forth in the Parent Organizational Documents, and (ii) will be fully paid and nonassessable, and will not be subject to preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the members of each Company title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Legal Requirements).

Section 5.4 Authority Relative to this Agreement. Each of Parent and the Merger Subs have the requisite power and authority to: (i) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (ii) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Mergers). The execution and delivery by Parent and the Merger Subs of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent and the Merger Subs of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each of Parent and the Merger Subs, and no other proceedings on the part of Parent or the Merger Subs are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters (the “Parent Stockholder Approval”). This Agreement and the other Transaction Agreements to which each of them is a party have been duly and validly executed and delivered by Parent and the Merger Subs and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Parent and the Merger Subs (as applicable), enforceable against Parent and the Merger Subs (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

Section 5.5 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by Parent and Merger Sub of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements or Order; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificates of Merger in accordance with the DGCL; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Compliance; Approvals. Since its incorporation or organization, as applicable, each of Parent and the Merger Subs have complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any applicable Legal Requirements has been received by any of Parent or the Merger Subs. Each of Parent and the Merger Subs are in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Merger Subs, taken as a whole.

Section 5.7 Parent SEC Reports and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since Parent’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or NYSE (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or NYSE.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

(c) Parent has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Parent has not identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

(f) To the Knowledge of Parent, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Parent SEC Reports. To the Knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.8 Business Activities; Absence of Certain Changes or Events.

(a) Since its incorporation, Parent has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination (as defined in the Parent Organizational Documents). Except as set forth in the Parent Organizational Documents, there is no agreement, commitment or Order binding upon Parent or to which Parent is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Parent or any acquisition of property by Parent or the conduct of business by Parent as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Since their organization, Merger Subs have not conducted any business activities other than activities directed toward the accomplishment of the Mergers. Except as set forth in Merger Subs’ organizational documents, there is no agreement, commitment, or Order binding upon Merger Subs or to which Merger Subs are a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Subs or any acquisition of property by Merger Subs or the conduct of business by Merger Subs as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Parent Material Adverse Effect. At all times prior to the Effective Times, except as contemplated by this Agreement or the ancillary agreements to this Agreement, Merger Subs will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to their incorporation.

(c) Except as contemplated by this Agreement, since January 24, 2020, Parent, and since the date of their formation or incorporation, the Merger Subs, have in all material respects conducted its business in the Ordinary Course of Business and there has not been: (a) any Parent Material Adverse Effect or (b) any action that (i) would require the consent of the Companies pursuant to Section 6.2 if such action had been taken after the date hereof and (ii) is material to Parent and the Merger Subs, taken as a whole.

Section 5.9 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened, or, to the Knowledge of Parent, pending or threatened investigations, against or otherwise relating to Parent or any of its Subsidiaries, before any Governmental Entity: (a) challenging or seeking to enjoining, alter or materially delay the Transactions; or (b) that would, individually or in the aggregate, reasonably be expected to be material to Parent. As of the date hereof, there is no material unsatisfied judgment or any material open injunction binding upon Parent.

Section 5.10 Parent Material Contracts.

(a) Schedule 5.10 of the Parent Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) that is in effect as of the date of this Agreement to which Parent or the Merger Subs is a party (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to any Parent SEC Reports.

(b) Each Contract of a type required to be listed on Schedule 5.10, whether or not set forth on Schedule 5.10, was entered into at arm’s length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Schedule 5.10, whether or not set forth on Schedule 5.10, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Parent or its Subsidiaries party thereto and, to the Knowledge of Parent, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of Parent, are enforceable by the Parent or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Parent, its Subsidiaries or, to the Knowledge of Parent, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since January 24, 2020, neither the Parent nor its Subsidiaries have received any written or, to the Knowledge of Parent, oral claim or notice of material breach of or material default under any such Contract, (iv) to the Knowledge of Parent, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Parent or its Subsidiaries or, to the Knowledge of Parent, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since January 24, 2020 through the date hereof, neither the Parent nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 5.11 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange (the “NYSE”) under the symbol “FVAC.U”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “FVAC”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “FVAC WS”. Parent is a member in good standing with the NYSE and is in compliance in all material respects with the rules of the NYSE. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by the NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Parent Warrants or terminate the listing of Parent on the NYSE. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Parent Warrants under the Exchange Act.

Section 5.12 PIPE Investment Amount. Exhibit I sets forth true, accurate and complete copies of each of the subscription agreements (the “Subscription Agreements”) entered into by Parent with the applicable investors named therein (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors have committed to provide equity financing to Parent in an aggregate amount of at least $200,000,000 (such amount, the “PIPE Investment Amount”). The PIPE Investment Amount, together with the amount in the Trust Account at the Closing, are in the aggregate sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries under or in connection with this Agreement; and (b) pay any and all fees and expenses of or payable by Parent with respect to the Transactions. With respect to each PIPE Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. Each Subscription Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each PIPE Investor. There are no other agreements, side letters, or arrangements between Parent and any PIPE Investor relating to any Subscription Agreement, that could affect the obligation of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements and Parent is not aware of the existence of any fact or event that may reasonably be expected to cause such obligations not to be satisfied or would result in the PIPE Investment Amount not being available to Parent on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Subscription Agreement and, as of the date hereof, Parent has no reason to believe that it or any counterparty to a Subscription Agreement will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

Section 5.13 Trust Account.

(a) As of June 30, 2020, Parent had $345,036,874.56 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of April 29, 2020, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (“Continental” or “Trustee”) for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to Continental, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and Continental that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account.

(c) As of the date hereof, assuming the accuracy of the representations and warranties of the Companies herein and the compliance by the Companies with their respective obligations hereunder, Parent has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent on the Closing Date.

(d) As of the date hereof, Parent does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 5.14 Information Supplied.

(a) None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the S-4 Registration Statement / Proxy Statement will, at the time declared effective by the SEC and at the date mailed to stockholders of Parent or at the time of the meeting of such stockholders relating thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 Registration Statement / Proxy Statement (other than with respect to information supplied by Company for inclusion therein) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(b) All information relating to Parent or the Merger Subs provided pursuant to Section 7.6 shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to statements made in the S-4 Registration Statement / Proxy Statement or any Parent SEC Reports based on information supplied by the Companies for inclusion therein.

Section 5.15 Absence of Certain Business Practices. As of the date of this Agreement, (a) Parent and the Merger Subs are, to the Knowledge of Parent, in compliance with all applicable Specified Business Conduct Laws, except where the failure to be in compliance with such Legal Requirements would not reasonably be expected to have a Parent Material Adverse Effect, (b) neither Parent nor any of the Merger Subs have (i) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual violation of any Specified Business Conduct Law or (ii) been a party to or the subject of any pending or, to the Knowledge of Parent, threatened Legal Proceeding or, to the Knowledge of Parent, investigation by or before any Governmental Entity related to any actual violation of any Specified Business Conduct Law, except, in each case, to the extent any such notice, disclosure, Legal Proceeding or investigation would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.16 Investment Company Act. Neither Parent nor any of the Merger Subs are an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.17 Title to Property. Neither Parent nor any of the Merger Subs (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

Section 5.18 Brokers; Third Party Expenses. Except as set forth on Section 5.18 of the Parent Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent or its Subsidiaries would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or its Subsidiaries or any of their respective Affiliates.

Section 5.19 Disclaimer of Other Warranties. PARENT AND THE MERGER SUBS HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV, NO SUCH COMPANY, NOR ANY OF THEIR SUBSIDIARIES, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, THE MERGER SUBS, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO MEMBERS OF SUCH COMPANY (OR ANY HOLDER OF DERIVATIVE SECURITIES OF SUCH COMPANY), ANY SUCH COMPANY OR

ITS SUBSIDIARIES OR ANY OF THE DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO CONDITION, VALUE, QUALITY, MERCHANTABILITY, USAGE, SUITABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NO SUCH COMPANY, NOR ANY OF ITS SUBSIDIARIES, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, THE MERGER SUBS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANIES TO PARENT AND THE MERGER SUBS IN ARTICLE IV; AND (B) NO SUCH COMPANY, NOR ANY OF THEIR SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF SUCH COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO SUCH COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. PARENT AND THE MERGER SUBS HEREBY ACKNOWLEDGE THAT THEY HAVE NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT. PARENT AND THE MERGER SUBS ACKNOWLEDGE THAT THEY HAVE CONDUCTED, TO THEIR SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SUCH COMPANY, THEIR SUBSIDIARIES AND THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, PARENT AND THE MERGER SUBS HAVE RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANIES EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT.

ARTICLE VI.

CONDUCT PRIOR TO THE CLOSING DATE

Section 6.1 Conduct of Business by the Companies and the Subsidiaries of the Companies. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each Company shall, and shall cause its respective Subsidiaries to, conduct its business in the Ordinary Course of Business, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (b) as expressly contemplated by this Agreement (including the Pre-Closing Reorganization) or the Company Disclosure Letters or (c) in response to COVID-19 (including any COVID-19 Measures). In addition, except as required or expressly permitted by the terms of this Agreement (including the Pre-Closing Reorganization) or the Company Disclosure Letters, or as required by applicable Legal Requirements (including any COVID-19 Measures) without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each Company shall not, and shall cause its respective Subsidiaries not to, do any of the following:

(a) (i) increase or grant any increase in the compensation, bonus or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor except for any increase in the rate of base salary or wage for employees with an annual base salary below $150,000 in the Ordinary

Course of Business; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor; (iii) enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Company Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; or (v) grant any equity or equity-based compensation awards; except, in each case, (x) as required by the terms of any Company Benefit Plan as in effect as of the date of this Agreement, or (y) for immaterial changes to Company Benefit Plans available to all employees generally;

(b) (i) abandon, cancel, permit to lapse or expire, transfer, sell, assign, license, sublicense, covenant not to sue with respect to, encumber, impair or otherwise dispose of any material Owned Intellectual Property (other than non-exclusive licenses granted in the Ordinary Course of Business); (ii) extend, amend, waive, cancel or modify any material rights in or to any Licensed Intellectual Property or agree to transfer or license (other than non-exclusively license in the Ordinary Course of Business) to any Person future Intellectual Property; or (iii) divulge, furnish to or make accessible any material Trade Secrets included in the Owned Intellectual Property to any Person who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets;

(c) except for transactions solely among the Companies and the Subsidiaries of the Companies or as required to effect the Pre-Closing Reorganization: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any such Company or its Subsidiaries; (iii) grant, issue sell or otherwise dispose, or authorize to issue sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any such Company or its Subsidiaries; or (iv) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, provided that, notwithstanding anything in this Agreement to the contrary, SNR and its Subsidiaries shall be permitted to declare, set aside or pay any cash distributions, or repurchase or redeem its membership interests for cash, in each case, at any time prior to the Closing (an “SNR Permitted Pre-Closing Transaction”);

(d) amend the Charter Documents, or form or establish any Subsidiary (other than as required to effect the Pre-Closing Reorganization);

(e) sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties, individually or in the aggregate, having a value in excess of $4,000,000, other than any sale, lease or disposition in the Ordinary Course of Business or pursuant to agreements existing on the date hereof and set forth on Section 6.1(f) of the Company Disclosure Letters;

(f) other than as required to effect the Pre-Closing Reorganization, (i) merge, consolidate or combine with any Person; (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or (iii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any securities, properties or businesses;

(g) (i) incur, grant, issue, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $4,000,000; (ii) issue or sell any debt securities or rights to acquire any debt securities of any such Company or its Subsidiaries or guarantee any debt securities of another Person; (iii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any such Company or its Subsidiaries except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of this Agreement, in each case set forth on Section 6.1(g) of the Company Disclosure Letters; (iv) except in the Ordinary Course of Business, create any material Liens on any material property or assets of any such Company or its Subsidiaries in connection with any Indebtedness thereof (other than Permitted Liens); (v) fail to comply with the terms of any Indebtedness or take any action, or omit to take any action, that would constitute or result in a default or event of default under any Indebtedness; (vi) cancel or forgive any Indebtedness owed to any such Company or its Subsidiaries; or (vii) make, incur or commit to make or incur any material capital expenditures, except for Stage 2 Capex and maintenance capital expenditures (being expenditures needed to maintain, repair or replace any tangible assets to continue to operate in the Ordinary Course of Business);

(h) waive, release, compromise, settle, pay or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened litigation) or compromise or settle any liability, other than in the Ordinary Course of Business or that otherwise do not exceed $10,000,000 in the aggregate and would not prohibit or materially restrict such Company or its Subsidiaries from operating their respective businesses substantially as currently conducted or anticipated to be conducted;

(i) except in the Ordinary Course of Business: (A) modify, amend or terminate prior to the expiration of its term or the completion of performance of any executory obligations under any Material Contract; (B) waive, delay the exercise of, release or assign any material rights or claims under any Material Contract; or (C) incur or enter into Contract requiring the Companies to pay in excess of $5,000,000 in any 12-month period;

(j) except as required by GAAP (or any interpretation thereof) or applicable Legal Requirements, revalue any of its assets or make any change in accounting methods, principles or practices;

(k) (i) make, change or revoke any material Tax election, settle or compromise any material Tax claim or liability; (ii) change (or request to change) any aspect of any material method of accounting for Tax purposes; (iii) agree to make any adjustment pursuant to Section 481(a) of the Code or any similar Legal Requirement or proposed any such adjustment with a Governmental Entity; (iv) prepare or file any material amended Tax Return; (v) waive or extend any statute of limitations in respect of Taxes or period within which an assessment or reassessment of Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); or (vi) surrender any claim for a refund of material Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity or (viii) incur any liability for material Taxes other than in the Ordinary Course of Business;

(l) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up;

(m) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Section 6.1(m) of the Company Disclosure Letters as existing on the date of this Agreement;

(n) engage in any material new line of business outside of the business currently conducted by such Company and its Subsidiaries as of the date of this Agreement; or

(o) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(a) through (n) above.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of any such Company or its Subsidiaries prior to the Closing. Prior to the Closing, each Company and

Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their businesses.

Section 6.2 Conduct of Business by Parent and the Merger Subs. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall, and shall cause its Subsidiaries to, conduct the business in the Ordinary Course of Business, except to the extent that the Companies shall otherwise consent in writing or as contemplated by this Agreement (including as contemplated by the PIPE Investment). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by applicable Legal Requirements, without the prior written consent of the Companies, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(b) other than in connection with the Transactions, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(c) other than in connection with the Transactions, including the PIPE Investment, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Charter Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; (ii) fail to maintain its existence or (iii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the Ordinary Course of Business; provided, however, that Parent shall be permitted to incur Indebtedness (which shall constitute Parent Transaction Costs) of up to $1,500,000 in the aggregate from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing;

(g) except as required by GAAP (or any interpretation thereof) or applicable Legal Requirements, (i) make any change in accounting methods, principles or practices or (ii) revalue any of its assets;

(h) (i) make, change or revoke any material Tax election, settle or compromise any material Tax claim or liability; (ii) change (or request to change) any aspect of any material method of accounting for Tax purposes; (iii) agree to make any adjustment pursuant to Section 481(a) of the Code or any similar Legal Requirement or proposed any such adjustment with a Governmental Entity; (iv) prepare or file any material amended Tax Return; (v) waive or extend any statute of limitations in respect of Taxes or period within which an assessment or reassessment of Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return);

or (vi) surrender any claim for a material refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity or (viii) incur any liability for material Taxes other than in the ordinary course of business;

(i) make any capital expenditures;

(j) engage in any material new line of business outside of the business currently conducted by Parent and its Subsidiaries as of the date of this Agreement;

(k) create any material Liens on any material property or assets of Parent or Merger Sub;

(l) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent or Merger Sub;

(m) commence, settle or compromise any Legal Proceeding;

(n) purchase any equity securities of any Person, modify, amend or terminate any Parent Contract, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(o) amend the Trust Agreement or any other agreement related to the Trust Account; or

(p) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 6.2(a) through (o) above.

ARTICLE VII.

ADDITIONAL AGREEMENTS

Section 7.1 Registration Statement / Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent shall use reasonable best efforts to prepare and, subject to receipt by Parent from the Companies of all information relating to the Companies as required pursuant to Section 7.1(b) and the delivery of the Title Opinion and the Survey, file with the SEC, in preliminary form, a registration statement on Form S-4 in connection with the transactions contemplated hereby (as amended or supplemented, the “S-4 Registration Statement / Proxy Statement”) (it being understood that the S-4 Registration Statement / Proxy Statement shall include a proxy statement / prospectus for the purpose of soliciting the MPMO Unitholder Approval and the SNR Unitholder Approval, and for the purpose of soliciting proxies from the shareholders of Parent at the Special Meeting to adopt and approve the Parent Stockholder Matters and other matters reasonably related to the Parent Stockholder Matters, all in accordance with and as required by Parent Organizational Documents, applicable Legal Requirements and any applicable rules and regulations of the SEC and NYSE), in which Parent shall: (i) provide Parent’s shareholders with the opportunity to redeem up to 34,500,000 Parent Class A Stock pursuant to a Parent Stockholder Redemption; (ii) solicit proxies from holders of Parent Stock to vote at the Special Meeting (as defined below) in favor of (A) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Mergers), (B) the issuance of shares of Parent Class A Common Stock in connection with the PIPE Investment and the Mergers, (C) the change of the name of Parent to “MP Materials Corp.”, (D) an increase in the number of authorized Parent Stock, (E) amendments to the Parent Organizational Documents to be effective from and after the Closing, including the classification of the Parent Board, (F) the adoption and approval of a new equity incentive plan, attached as Exhibit J hereto (the “Incentive Plan”), (G) the election of the members of the Parent Board in accordance with Section 7.2(e) hereof, and (H) such other matters as mutually agreed upon between the Company and Parent, at a meeting of holders of Parent Class A Stock to be called and held for such purpose (the “Special Meeting”) (the matters set forth in clauses (A) through (H) being referred to herein as the “Parent Stockholder Matters”); (iii) register under the Securities Act the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions; and (iv) file with the SEC financial and other information about the Transactions in accordance with and as required by the Parent Organizational Documents, applicable Legal Requirements and any applicable rules and regulations of the SEC and the NYSE. The S-4 Registration

Statement / Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Companies and their counsel shall be given a reasonable opportunity to review, comment on and approve in writing the preliminary Registration Statement and any amendment or supplement thereto prior to its filing with the SEC (to which comments reasonable and good faith consideration shall be given). Parent, with the reasonable assistance and prior written approval of the Companies, shall promptly respond to any written or oral SEC comments on the S-4 Registration Statement / Proxy Statement. Parent will advise the Companies promptly after receipt of notice thereof, of (i) the time when the S-4 Registration Statement / Proxy Statement has been filed, (ii) in the event the preliminary Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (iii) the filing of any supplement or amendment to the S-4 Registration Statement / Proxy Statement, (iv) the issuance of any stop order by the SEC with respect to the S-4 Registration Statement / Proxy Statement, (v) any request by the SEC for amendment of the S-4 Registration Statement / Proxy Statement, (vi) any comments from the SEC relating to the S-4 Registration Statement / Proxy Statement and responses thereto, or (vii) requests by the SEC for additional information. Parent shall (x) provide the Companies and their legal counsel opportunity to participate in all written or oral communications with the SEC relating to the S-4 Registration Statement / Proxy Statement and responses to comments thereto and requests by the SEC for additional information and (y) use its reasonable best efforts to have the S-4 Registration Statement / Proxy Statement declared effective by the SEC under the Securities Act as promptly as practicable after the filing thereof.

(b) Each Company agrees to use its best efforts to provide Parent, as promptly as practicable after the date of this Agreement, (i) audited financial statements, including consolidated balance sheets as of December 31, 2019 and December 31, 2018 and consolidated statements of income and changes in equity and cash flows, of such Company and its Subsidiaries for the years ended December 31, 2019 and December 31, 2018, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB and (ii) unaudited financial statements, including consolidated condensed balance sheets and consolidated condensed statements of income and comprehensive income, changes in equity and cash flows, of such Company and its Subsidiaries as at and for the six-months ended June 30, 2020 and June 30, 2019, in each case, prepared in accordance with GAAP and Regulation S-X. Each Company shall, as promptly as practicable, provide Parent with all other information concerning such Company and its management, operations and financial condition of such Company and its Subsidiaries, in each case, reasonably requested or required by Parent for inclusion in the S-4 Registration Statement / Proxy Statement.

Section 7.2 Parent Special Meeting of Stockholders; MPMO Unitholders; SNR Unitholders.

(a) As promptly as practicable after the S-4 Registration Statement / Proxy Statement shall have become effective: Parent shall distribute the S-4 Registration Statement / Proxy Statement to the holders of Parent Common Stock and, pursuant thereto, shall call the Special Meeting in accordance with the laws of the State of Delaware and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Parent Stockholder Matters and the other matters presented for approval or adoption at the Special Meeting, including, the matters described in Section 7.1(a).

(b) Each Company agrees to reasonably promptly provide Parent with all information concerning such Company and their Subsidiaries, management, operations and financial condition, in each case reasonably requested or required by Parent for inclusion in the S-4 Registration Statement / Proxy Statement as filed in preliminary form and in definitive form, any amendment or supplement to the S-4 Registration Statement / Proxy Statement and any other filing required to be made by Parent in respect of the Transactions. Each Company shall use reasonable best efforts to make senior management reasonably available to Parent during normal business hours upon reasonable notice in connection with the drafting of the preliminary Registration Statement and the definitive S-4 Registration Statement / Proxy Statement, and responding in a timely manner to any comments on the S-4 Registration Statement / Proxy Statement received from the SEC.

(c) Parent shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL, filing and distribution of the S-4 Registration Statement / Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Without limiting the foregoing, Parent shall ensure that the S-4 Registration Statement / Proxy Statement does not, as of the date on which it is first distributed to holders of Parent Common Stock, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Companies or any other information furnished by the Companies for inclusion in the S-4 Registration Statement / Proxy Statement).

(d) Parent, acting through the Parent Board, shall include in the S-4 Registration Statement / Proxy Statement the Parent Recommendation, and shall otherwise use reasonable best efforts to obtain the approval of the Parent Stockholder Matters. Neither the Parent Board nor any committee or agent or representative thereof shall withdraw, modify in a manner adverse to either Company or fail to include, or propose to withdraw, modify in a manner adverse to either Company or fail to include, the Parent Recommendation (a “Change in Recommendation”); provided, that the board of directors may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to constitute a breach by the board of directors of its fiduciary obligations to Parent’s stockholders under applicable Legal Requirements.

(e) The Parties shall take all necessary action so that the persons listed in Section 7.2(e) of the Company Disclosure Letters (and only such persons) are elected and appointed to the positions of officers and directors of Parent in the class indicated with respect to directors, and as members of the committees of the Parent Board, as set forth therein, to serve in such positions effective immediately following the Closing. In furtherance of the foregoing, the Parties shall take all necessary action to remove (or cause the resignation of) the directors serving on the Parent Board as of immediately prior to the Closing who are not designated in Section 7.2(e) of the Company Disclosure Letters to serve as members of the Parent Board as of immediately following the Closing. If any Person listed in Section 7.2(e) of the Company Disclosure Letters is unable to serve, the Party appointing such Person, as indicated on such Section, shall designate a successor; provided that, if such designation is to be made after the Closing, any successor to a Person designated by Parent shall be made by the Parent Board.

(f) Within three (3) Business Days following the effectiveness of the S-4 Registration Statement / Proxy Statement, MPMO shall take all actions necessary under applicable Legal Requirements and the MPMO LLC Agreement to seek the written consent of its members providing for the adoption and approval of this Agreement and the Transactions, including approval of the MPMO Mergers and the Pre-Closing Reorganization, by members of MPMO representing a majority of MPMO Common Units in accordance with the MPMO LLC Agreement, Section 18-404 of the DLLCA and applicable Legal Requirements (the “MPMO Unitholder Approval”).

(g) Within three (3) Business Days following the effectiveness of the S-4 Registration Statement / Proxy Statement, SNR shall take all actions necessary under applicable Legal Requirements and the SNR LLC Agreement to seek the written consent of its members providing for the adoption and approval of this Agreement and the Transactions, including approval of the SNR Mergers and the Pre-Closing Reorganization, by members of SNR representing a majority of SNR Common Units in accordance with the SNR LLC Agreement, Section 18-404 of the DLLCA and applicable Legal Requirements (the “SNR Unitholder Approval”).

Section 7.3 HSR Act. As promptly as practicable after the date of this Agreement and in any event within ten (10) business days, Parent and the Companies shall each prepare and file the notification required of it under the HSR Act in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission and U.S. Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions; provided, however, that materials may be redacted as necessary to comply with contractual arrangements or applicable Laws, remove valuation information, or address reasonable attorney-client or other privilege or confidentiality concerns. Without limiting the foregoing, Parent and each Company shall: (a) promptly inform the others of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (b) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (c) give the others prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (d) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (e) keep the others reasonably informed as to the status of any such Legal Proceeding; and (f) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Parent, on the one hand, and the Companies, on the other hand, shall each pay 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

Section 7.4 Reserved.

Section 7.5 Nuclear Licenses. As promptly as practicable after the date of this Agreement and in any event within ten (10) business days, Parent and each Company shall each prepare and file the notification required of it with the California Department of Public Health, Division of Radiation Safety and Environmental Management (“DPH”), and the U.S. Nuclear Regulatory Commission (“NRC”) in connection with the Transactions, the Radioactive Materials License and the Export Licenses, and shall promptly and in good faith respond to all information requested of it by DPH and the NRC in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities and agree to use their best efforts to obtain any approvals that may be required by the DPH and the NRC. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary (if any) and will take all other actions necessary or desirable to obtain the required consents or cause the expiration or termination of the applicable waiting periods (if any) as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and either the DPH or NRC, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and each Company shall: (a) promptly inform the others of any communication to or from the DPH or NRC regarding the Transactions; (b) permit each other to review in advance any proposed significant written communication to the DPH or NRC and incorporate reasonable comments thereto; (c) promptly provide to the other any comments about such proposed written communication; (d) give the others prompt written notice of the commencement of any Legal Proceeding with respect to the Transactions; (e) not agree to participate in any substantive meeting or discussion with the DPH or NRC in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by the DPH or NRC, gives the other Party the opportunity to attend; (f) keep the others reasonably informed as to the status of any such Legal Proceeding; and (g) promptly furnish each other with copies of all correspondence, filings and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and the DPH or NRC, on the other hand, in each case, with respect to this Agreement and the Transactions.

Section 7.6 Required Information.

(a) In connection with the preparation of the Signing Form 8-K, the Signing Press Release, the S-4 Registration Statement / Proxy Statement, the Closing Form 8-K and the Closing Press Release, or any other statement, filing notice or application made by or on behalf of Parent or the Companies to any Governmental Entity, or any other public statement or announcement, in connection with Mergers and the other Transactions (each, a “Reviewable Document”), and for such other reasonable purposes, each Company and Parent shall, upon request by the others, furnish the others with all information concerning themselves, their respective directors, officers and stockholders (including the directors of Parent to be elected effective as of the Closing as contemplated by Section 7.1 hereof) and such other matters as may be reasonably necessary in connection with the Transactions.

(b) At a reasonable time prior to the filing, issuance or other submission or public disclosure of a Reviewable Document by either Parent or the Merger Subs, on the one hand, or either of the Companies, on the other hand, the other Party shall be given an opportunity to review and comment upon such Reviewable Document and give its prior written consent to the form thereof, such consent not to be unreasonably withheld, and each Party shall accept and incorporate all reasonable comments from the other Party to any such Reviewable Document prior to filing, issuance, submission or disclosure thereof.

(c) Any language included in a Reviewable Document shall, following its filing, issuance or submission, thereafter may be used by such Party in other Reviewable Documents and in other documents distributed by the other Party in connection with the Transactions without further review or consent of the reviewing Party.

(d) Prior to the Closing Date (i) each Company and Parent shall notify each other as promptly as reasonably practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, a Reviewable Document that has been filed with the SEC, and (ii) each Company and Parent shall each notify the others as promptly as practicable after the receipt by it of any written or oral comments of the SEC on, or of any written or oral request by the SEC for amendments or supplements to, any such Reviewable Document, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC with respect to any of the foregoing filings. Parent and each Company shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to any Reviewable Document as promptly as reasonably practicable after receipt of any comments of the SEC. All correspondence and communications to the SEC made by Parent or the Companies with respect to the Transactions or any agreement ancillary hereto shall be considered to be Reviewable Documents subject to the provisions of this Section 7.6(d).

Section 7.7 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (“Signing Form 8-K”), the form and substance of which shall be approved in advance in writing by the Companies.

(b) Promptly after the execution of this Agreement, Parent and each Company shall also issue a mutually agreed joint press release announcing the execution of this Agreement (“Signing Press Release”).

(c) Parent and the Companies shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by each Company and their respective accountants, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”). Prior to Closing, Parent and each Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall issue the Closing Press Release. After the Closing, Parent shall file the Closing Form 8-K with the SEC.

Section 7.8 Confidentiality; Access to Information.

(a) Parent and the Companies acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following the date of this Agreement, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the Closing Date and ending on the second (2nd) anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Companies or the Unitholders of the Companies, on the one hand, or Parent or the Merger Subs, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) disclosure consented to in writing by the Parties.

(b) Each Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of such Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of such Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that (i) the foregoing access shall not include the right to perform sampling or other intrusive investigation without the written consent of the Company with control over the property on which such sampling or investigation is proposed, which consent may be withheld in such Company’s sole and absolute discretion, (ii) neither Company shall be required to afford such access or furnish such information to the extent doing so would breach, contravene or violate any applicable Legal Requirements (including any COVID-19 Measures) or jeopardize the health and safety of any employee of such Company, in light of COVID-19 or any COVID-19 Measures, and (iii) neither Company shall be required to violate any obligation of confidentiality to which such Company is subject or to waive any privilege which it may possess in discharging its obligations pursuant to this Section 7.8. During any visit to the business or property sites of either Company, Parent shall, and shall cause its representatives accessing such properties to, comply with all applicable Legal Requirements (including any COVID-19 Measures) and all of such Company’s safety and security procedures and execute any waivers reasonably required by such Company. Parent will afford the Companies and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Companies may reasonably request in connection with the consummation of the Transaction; provided, however, that (i) the foregoing access shall not include the right to perform sampling or other intrusive investigation without the written consent of the Parent, which consent may be withheld in the Parent’s sole and absolute discretion, (ii) Parent shall not be required to afford such access or furnish such information to the extent doing so would breach, contravene or violate any applicable Legal Requirements (including any COVID-19 Measures) or jeopardize the health and safety of any employee of Parent, in light of COVID-19 or any COVID-19 Measures, and (iii) Parent shall not be required to violate any obligation of confidentiality to which Parent is subject or to waive any privilege which it may possess in discharging its obligations pursuant to this Section 7.8.

Section 7.9 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using reasonable best efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VIII to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any consents referred to on Section 4.5(a) of the Company Disclosure Letters (it being understood, for the avoidance of doubt, that nothing herein shall require either Company in connection therewith to incur any liability or expense or subject itself, any of their Subsidiaries or the business of the foregoing to any imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their assets or properties); (d) the termination of each agreement set forth on Section 7.9(d) of the Company Disclosure Letters; (e) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to Continental substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything herein to the contrary, nothing in this Section 7.9 shall be deemed to require Parent or either Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock, or the incurrence of any liability or expense.

Section 7.10 No Parent Securities Transactions. Neither of the Companies nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding the Transactions. The Companies shall use their reasonable best efforts to require each of its officers, directors and employees, agents, advisors, contractors, associates, clients, customers and representatives, to comply with the foregoing requirement.

Section 7.11 Waiver Against Trust Account. For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the each Company hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against, the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between Parent and the Companies, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Claims”). Each Company hereby irrevocably waives any Claims they may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including, for an alleged breach of this Agreement). Each Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent to induce it to enter in this Agreement, and each Company further intends and understands such waiver to be valid, binding and enforceable under applicable law. To the extent either Company commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which proceeding seeks, in whole or in part, monetary relief against Parent, such Company hereby acknowledge and agree their sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Company (or any party claiming on such Company’s behalf or in lieu of such Company) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event either Company commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the holders of Parent Stock, whether in the form of money damages or injunctive relief, Parent shall be entitled to recover from such Company the associated legal fees and costs in connection with any such action, in the event Parent prevails in such action or proceeding.

Section 7.12 Securities Listing. Parent will use its reasonable best efforts to cause the shares of Parent Class A Stock issued in connection with the Transactions (including the Earnout Shares) to be approved for listing on the NYSE at Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to keep the Parent Class A Stock and Parent Warrants listed for trading on the NYSE. After the Closing, Parent shall use reasonable best efforts to continue the listing for trading of the Parent Class A Stock, Parent Units, and Parent Warrants on the NYSE.

Section 7.13 No Solicitation.

(a) Each Company shall not, and shall cause its respective Subsidiaries not to, and shall direct its respective employees, agents, officers, directors, representatives and advisors (collectively, “Company Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, representatives, advisors) concerning any merger, sale of ownership interests and/or assets of either of the Companies, recapitalization or similar transaction which results in a Change of Control of either of the Companies (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, each Company shall, and shall cause their respective Subsidiaries to, and shall direct their respective Company Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) Parent and the Merger Subs shall not, and shall direct their respective Company Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Companies, the Unitholders of the Companies and their respective Company Representatives) concerning any merger, purchase of ownership interests or assets of Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. Parent and the Merger Subs shall, and shall direct their respective Company Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Parent Business Combination.

(c) Each Company shall promptly (and in no event later than 48 hours after becoming aware of such inquiry, proposal, offer or submission) notify Parent if it or, to its Knowledge, any of its or its Company Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Company or its Company Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination, such Company shall provide Parent with a copy of such inquiry, proposal, offer or submission.

Section 7.14 Trust Account. Upon satisfaction or waiver of the conditions set forth in ARTICLE VIII and provision of notice thereof to Continental (which notice Parent shall provide to Continental in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with the Trust Termination Letter; and

(ii) shall use its reasonable best efforts to cause Continental to, and Continental shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable to: (A) to stockholders who elect to have their Parent Class A Stock converted to cash in accordance with the provisions of Parent’s Charter Documents; (B) for income tax or other tax obligations of Parent prior to Closing; (C) for any Parent Transaction Expenses or Companies Transaction Expenses; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.15 Directors’ and Officers’ Liability Insurance.

(a) Parent shall indemnify and hold harmless each current and former director and officer, as the case may be, of Parent, MPMO, SNR and their respective Subsidiaries (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Initial Effective Times, whether asserted or claimed prior to, at or after the Initial Effective Times, to the fullest extent that the Companies or their Subsidiaries, as the case may be, would have been permitted under applicable Law and their organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, for a period of six (6) years from the Closing Date, Parent shall, and shall cause each of such Company and its Subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of Parent’s or each of such Company’s and its Subsidiaries’ Charter Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Parent or each such Company or its Subsidiaries with any D&O Indemnified Party as in effect immediately prior to the Closing Date, and Parent shall, and shall cause each of such Company and its Subsidiaries to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, Parent shall, and shall cause each of such Company and its Subsidiaries to, honor, in accordance with their respective terms, each of the covenants contained in this Section 7.15 without limit as to time.

(b) For a period of six years from the Initial Effective Times, Parent shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by each of the Company’s or its respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Parent or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Parent or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by each Company and its Subsidiaries for such insurance policy for the year ended December 31, 2019; provided, however, that (i) Parent may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining six-year “tail” policies containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Initial Effective Times and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.15 shall be continued in respect of such claim until the final disposition thereof.

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Charter Documents of Parent or any such Company or its Subsidiaries, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Parent and each of such Company and its Subsidiaries under this Section 7.15 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.15 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.15.

(d) If Parent or, after the Closing, any such Company or its Subsidiaries, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or such Company or its Subsidiaries, as applicable, assume the obligations set forth in this Section 7.15.

Section 7.16 280G Approval. To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) that is a disqualified individual by virtue of its relationship with either Company has the right to receive any payments or benefits that could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, such Company will: (a) no later than three (3) days prior to the Closing Date, make commercially reasonable efforts to obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder); and (b) no later than two (2) days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), make commercially reasonable efforts to obtain approval from the holders of the equity interests of such Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations promulgated thereunder, along with adequate disclosure intended to satisfy such requirements (including Q&A 7 of Section 1.280G-1 of such regulations), the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to, and in no event later than five (5) Business Days prior to soliciting such waivers and approval, the applicable Company shall provide drafts of such waivers and approval materials to Parent for its reasonable review, comment and approval. No later than ten (10) Business Days prior to soliciting the waivers, such Company shall provide Parent with the calculations and related documentation to determine whether and to what extent the vote described in this Section 7.16 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code. Prior to the Closing Date, to the extent that any disqualified individual agrees to the waiver described in clause (a), the applicable Company shall deliver to Parent evidence that a vote of the stockholders of such Company was solicited in accordance with the foregoing and whether the requisite number of votes of the stockholders of the Company was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained.

Section 7.17 Parent Borrowings. Through the Closing, Parent shall be allowed to borrow up to $1,500,000 in the aggregate from its Affiliates, directors, officers and stockholders to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest bearing basis and otherwise on arm’s length terms and conditions and repayable at Closing in cash.

Section 7.18 Subscription Agreements. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements.

Section 7.19 Support Agreements. Within twenty four (24) hours of the date hereof, (a) the MPMO Unitholders holding at least a majority of the MPMO Common Units issued and outstanding as of the date hereof will execute and deliver to Parent an MPMO Support Agreement and (b) the SNR Unitholders holding at least a majority of the SNR Common Units issued and outstanding as of the date hereof will execute and deliver to Parent an SNR Support Agreement.

Section 7.20 Pre-Closing Reorganization. Following the receipt of the Unitholder Approvals and prior to the Closing, each Company shall effect, carry out and complete the Pre-Closing Reorganization. The Parties shall agree on the form and substance of all resolutions, consents, filings and other documents to effectuate the Pre-Closing Reorganization and any changes to the Pre-Closing Reorganization proposed by the Companies after the date hereof shall be subject to Parent’s prior written consent (not to be unreasonably withheld, delayed or conditioned), with such changes that are approved by Parent to be incorporated in a revised Pre-Closing Reorganization. In addition, concurrently with such Transition Sub Mergers each of MPMO HoldCo and SNR HoldCo shall each become a party to this Agreement by executing the Pre-Closing Reorganization Joinders.

Section 7.21 Management Agreement. At or prior to the Closing, SNR shall cause the SNR Management Agreement to be terminated.

Section 7.22 Section 16 Matters. Prior to the Closing, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Class A Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters

Section 7.23 Qualification as an Emerging Growth Company. Each Company and Parent shall, at all times during the period from the date hereof until the Closing, (a) take all reasonable actions necessary to cause Parent to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would reasonably be expected to cause Parent to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 7.24 Tax Matters(a) .

(a) None of the Parties hereto shall (and each Party shall cause its Affiliates not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after the Initial Effective Times, would reasonably be expected to prevent or impede each of (i) the MPMO Mergers and the (ii) the SNR Mergers from qualifying as a “reorganization” within the meaning of Section 368 of the Code. The Parties intend to report and, except to the extent otherwise required by a change in applicable Law, shall report, for U.S. federal income Tax purposes, (i) each of (A) the MPMO Mergers and (B) the SNR Mergers as a “reorganization” within the meaning of Section 368 of the Code and (ii) that no gain or loss will be recognized by holders of MPMO HoldCo Common Stock as a result of the receipt of Parent Class A Stock (including any Earnout Shares) pursuant to the MPMO Mergers or by the holders of SNR HoldCo Common Units as a result of the receipt of Parent Class A Stock (including any Earnout Shares) pursuant to the SNR Mergers, except, in each case, with respect to cash received in lieu of fractional shares, imputed interest under Section 483 of the Code or gain required to be recognized pursuant to Section 897 of the Code.

(b) Each of Parent, MPMO and SNR shall execute and deliver officer’s certificates containing customary representations in a form to be agreed between the Parties as may be reasonably required by a tax advisor to the Companies or Parent in connection with the delivery of any opinion by such counsel with respect to the tax treatment of the transaction.

Section 7.25 Title Opinion and Survey. As soon as reasonably practicable after the date of this Agreement, but in no event later than thirty (30) days prior to the Closing Date, SNR and MPMO will provide Parent (i) the Title Opinion and (ii) the Survey.

Section 7.26 Transferred Contracts. At the Closing, MPMO shall assign to Parent the Contracts identified on Section 7.26 of the Company Disclosure Letters (the “Transferred Contracts”), and the obligations under the Transferred Contracts will be assumed by Parent effective at the Closing in accordance with the terms of those agreements. Such assignment and assumption of the Transferred Contracts shall occur automatically at the Closing without any further action required by the Parties.

Section 7.27 Employment Agreement. MPMO will use reasonable best efforts to cause James H. Litinsky to enter into an employment agreement with MPMO substantially on the terms set forth on Section 7.27 of the Company Disclosure Letters prior to the filing of the S-4 Registration Statement / Proxy Statement. When fully executed by MPMO and James H. Litinsky, such employment agreement shall constitute one of the Transferred Contracts.

ARTICLE VIII.

CONDITIONS TO THE TRANSACTION

Section 8.1 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Stockholder and Unitholder Approval. Each of the Parent Stockholder Approval, the MPMO Unitholder Approval and the SNR Unitholder Approval shall have been obtained.

(b) Parent Net Tangible Assets. Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) following the exercise by the holders of Parent Class A Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to convert their Parent Class A Stock held by them into a pro rata share of the Trust Account in accordance with Parent Organizational Documents.

(c) HSR Act; Governmental Approvals. (i) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, (ii) the DPH and the NRC shall have been provided notification regarding the Transaction and (iii) the Parties will have received or have been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement and the Transactions set forth on Section 8.1(c) of the Company Disclosure Letters.

(d) No Order. No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect.

(e) Listing; Registration Statement. (i) The shares of Parent Class A Stock to be issued in connection with the Closing shall be approved for listing upon the Closing on NYSE subject only to official notice of issuance thereof and (ii) the S-4 Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the S-4 Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remains pending.

(f) Offer Completion. Parent shall have provided an opportunity to its stockholders to have their Parent Class A Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Parent Organizational Documents, the Trust Agreement, and the S-4 Registration Statement / Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of Parent for the Transactions.

(g) Minimum Cash. Immediately prior to the Initial Effective Times, (i)(A) the total available cash in the Trust Account less (B) anticipated payments required to satisfy Parent Stockholder Redemptions, if any, plus (ii) amounts funded pursuant to the Subscription Agreements, shall be at least $150,000,000.

Section 8.2 Additional Conditions to Obligations of the Companies. The obligations of each Company to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by such Company:

(a) Representations and Warranties. The Fundamental Representations of Parent shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and all other representations and warranties of Parent set forth in ARTICLE V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Parent to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and the Merger Subs shall have performed or complied with all agreements and covenants required by this Agreement (other than in Section 7.24(b)) to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects.

(c) Closing Certificate. Parent shall have delivered to the Companies a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a) and Section 8.2(b).

(d) Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement or be continuing.

(e) A&R Registration Rights Agreement. Parent shall have delivered or shall stand ready to deliver the A&R Registration Rights Agreement duly executed by Parent, Sponsor and the Independent Directors.

(f) Trust Account. Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.14, available to Parent for payment of the Parent Transaction Expenses or Companies Transaction Expenses at the Closing.

(g) A&R Charter. The Parent A&R Charter shall have been filed with the state of Delaware in accordance with the DGCL.

(h) Parent Sponsor Letter Agreement. The transactions contemplated to occur prior to the Closing by the Parent Sponsor Letter Agreement have been consummated concurrently with or prior to the Closing.

(i) Appointment of Officers and Directors of Parent. The persons listed in Section 7.2(e) of the Company Disclosure Letters (and only such persons) shall have been duly elected and appointed to the positions of officers and directors of Parent in the class indicated with respect to directors, and as members of the committees of the Parent Board, as set forth therein, as of the Closing consistent with the requirements of Section 7.2(e).

Section 8.3 Additional Conditions to the Obligations of Parent and the Merger Subs. The obligations of Parent and the Merger Subs to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. (i) The Fundamental Representations of each of the Companies shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (ii) the representations and warranties of each of the Companies set forth in clause (a) of Section 4.9 shall be true and correct in all respects on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date; and (iii) all other representations and warranties of each of the Companies set forth in ARTICLE IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of each of the Companies to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. Each of the Companies shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case, in all material respects.

(c) Closing Certificate. Each of the Companies shall have delivered to Parent a certificate, signed by an executive officer of such Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a) and Section 8.3(b) with respect to such Company.

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement or be continuing.

(e) A&R Registration Rights Agreement. Each of the Companies shall have delivered or shall stand ready to deliver the A&R Registration Rights Agreement duly executed by the other parties thereto (excluding Parent, Sponsor and the Independent Directors).

(f) Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been consummated.

(g) HoldCos. The representations and warranties of each of the HoldCos, as set forth in the HoldCo Joinders, shall be true and correct in all material respects and each of the HoldCos shall have performed or complied with all agreements and covenants required by this Agreement and the HoldCo Joinders to be performed or complied with by it at or prior to the Closing Date, in each case, in all material respects.

(h) Title Opinion and Survey. SNR and MPMO shall have delivered to Parent:

(i) A mineral title opinion prepared by Day, Carter, Murphy LLP: (A) describing the ownership of the mineral interests of the patented mining claims and all other fee parcels comprised within the “MolyCorp Mountain Pass Mine Mineral Reservations” map by Chevron dated 1-17-06, within the Mountain Pass Mine and indicating that SNR or MPMO holds marketable title free of any Lien except any Lien that would not interfere in a material respect with the present or proposed use of the parcels by the Companies and free of material defects to the mineral estate of the materials that SNR and MPMO expect to mine at the Mountain Pass Mine in connection with the conduct of their business as currently projected through 2040 in the SRK 43-101 report dated October 25, 2019 as updated via the SRK Draft Technical Memorandum dated February 24, 2020; (B) indicating that MPMO holds marketable title free of material defects as to those mill sites claims within the Mountain Pass Mine described as encompassing the Shadow Valley Water System, and more specifically described as the Ace Valley No. 1, Ace Valley No. 2, Ace Valley No. 3, Shadow Valley No. 1 and Shadow Valley No. 2.; (C) covering the existence and validity of the related BLM Title V rights-of-way for the water pipelines between the wells in (ii) above and the main mine site; and (D) the mineral title opinion shall review title from the USA patent to the present for each parcel (the “Title Opinion”).

(ii) A survey which plots the location of the parcels referenced in Section 8.3(h)(i)(A) on an aerial photo containing all of the Mine’s existing and proposed Operating Equipment and Facilities (e.g. plotted on the map in the Company Disclosure Letters regarding financial assurances), so that the location of the above subject property interests relative to the existing and proposed phase 2 facilities is clear (the “Survey”).

ARTICLE IX.

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Companies at any time;

(b) by either Parent or the Companies if the Transactions shall not have been consummated by March 31, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Companies if a Governmental Entity shall have issued an Order, statute, rule or regulation permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order, statute, rule or regulation is final and nonappealable;

(d) by the Companies, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent or the Merger Subs, or if any representation or warranty of Parent or the Merger Subs shall have become untrue, in either case such that the conditions set forth in ARTICLE VIII would not be satisfied; provided, that if such breach by Parent or the Merger Subs is curable by Parent or the Merger Subs prior to the Closing, then the Companies must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) thirty (30) days after delivery of written notice from the Companies to Parent of such breach; and (ii) the Outside Date; provided, further, that Parent and the Merger Subs continue to exercise reasonable best efforts to cure such breach (it being understood that the Companies may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) either Company shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent or the Merger Subs is cured during such thirty (30)-day period);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Companies or if any representation or warranty of the Companies shall have become untrue, in either case such that the conditions set forth in Article VIII would not be satisfied; provided, that if such breach is curable by the Companies prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) thirty (30) days after delivery of written notice from Parent to the Companies of such breach; and (ii) the Outside Date; provided, further, that the Companies continue to exercise reasonable best efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Companies is cured during such thirty (30)-day period);

(f) by either Parent or the Companies, if, at the Special Meeting (including any adjournments thereof), the Parent Stockholder Matters are not duly adopted by the stockholders of Parent by the requisite vote under the DGCL and the Parent Organizational Documents;

(g) by Parent, if the MPMO Unitholders holding at least a majority of the MPMO Common Units do not enter into the MPMO Support Agreement within twenty-four (24) hours following the date hereof;

(h) by Parent, if the SNR Unitholders holding at least a majority of the SNR Common Units do not enter into the SNR Support Agreement within twenty-four (24) hours following the date hereof;

(i) by Parent, if the MPMO Unitholder Approval shall not have been obtained within three (3) Business Days of the S-4 Registration Statement / Proxy Statement being declared effective by the SEC; or

(j) by Parent, if the SNR Unitholder Approval shall not have been obtained within three (3) Business Days of the S-4 Registration Statement / Proxy Statement being declared effective by the SEC.

Section 9.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.8, Section 7.11, this Section 9.2(b), ARTICLE X (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or intentional fraud in the making of the representations and warranties in this Agreement.

ARTICLE X.

GENERAL PROVISIONS

Section 10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent or the Merger Subs, to:

Fortress Value Acquisition Corp.

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Attention: Alexander Gillette

E-mail: agillette@fortress.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Attention: Jaclyn L. Cohen

Email: jackie.cohen@weil.com

if to MPMO, prior to the Closing, to:

MP Mine Operations LLC d/b/a MP Materials

6720 Via Austi Parkway, Suite 450

Las Vegas, Nevada 89119

Attention: Sheila Bangalore, General Counsel

Email: sbangalore@mpmaterials.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Jeffrey N. Smith

E-mail: jnsmith@sidley.com

if to SNR, prior to the Closing, to:

Randall Weisenburger

12 Havemeyer Place

2nd Floor

Greenwich, CT 06830

Email: rjw@mile26capital.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

Attention: Gregory B. Klein

Email: gregory.klein@stblaw.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.2 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Element” online datasite hosted by IntraLinks or sent through electronic mail on or prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.

Section 10.3 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by email to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 10.4 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Closing, of Persons pursuant to the provisions of Section 7.15 and Section 10.15 (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 10.5 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 10.6 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. To the extent any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing and the Outside Date, the Outside Date will automatically be extended to (i) the 20th (twentieth) Business Day after such Legal Proceeding is no longer pending or (ii) such other date established by the court presiding over such Legal Proceeding.

Section 10.7 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 10.8 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the courts of the State of Delaware or the federal courts located in the State of Delaware in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.1. Notwithstanding the foregoing in this Section 10.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 10.9 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 10.10 Expenses. At the Closing, Parent and the Company shall pay, or cause to be paid, the Companies Transaction Expenses and the Parent Transaction Expenses in accordance with Section 2.9. If this Agreement is validly terminated in accordance with ARTICLE IX, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

Section 10.11 Reserved.

Section 10.12 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 10.12, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.13 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 10.14 Extension; Waiver. At any time prior to the Closing, any Party may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 10.15 No Recourse. Other than the rights, at and after the Closing, of Persons pursuant to the provisions of Section 2.6, no Person, including the Sponsor, who is not a Party, including any current, former or future director, officer, employee, consultant, incorporator, partner, manager, stockholder, unitholder (including the Unitholders of the Companies) member, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, consultant, incorporator, partner, manager, stockholder, member, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement and the Transactions, or based on, in respect of, or by reason of this Agreement and the Transactions or its negotiation, execution, performance, or breach, and, to the maximum extent permitted by applicable Legal Requirements, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Legal Requirements: (a) each Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 10.16 Disclosure Letters and Exhibits. The Company Disclosure Letters and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letters or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of the Company or Parent, as applicable, in this Agreement. In each case, subject to the language of the applicable representations and warranties, obligations, covenants, conditions or agreements contained herein, any item of information, matter or document disclosed or referenced in, or attached to, the Company Disclosure Letters will not (a) be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the Ordinary Course of Business, (c) be deemed or interpreted to expand the scope of the Companies’, Parent’s or the Merger Subs’ respective representations and warranties, obligations, covenants, conditions or agreements contained herein, (d) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter or

(e) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. No disclosure in the Company Disclosure Letters relating to any possible breach or violation of any agreement or Law will be construed as an admission or indication that any such breach or violation exists or has actually occurred. Capitalized terms used in the Company Disclosure Letters and not otherwise defined therein have the meanings given to them in this Agreement.

Section 10.17 Release.

(a) Company Release. Each Company, on behalf of itself and each of its respective Affiliates, hereby irrevocably waives, releases and discharges, effective as of the Closing, the Unitholders of the Companies and their respective predecessors, successors, Subsidiaries and Affiliates, and any such Company’s and any of its Subsidiaries’ respective current and former officers, directors, employees, consultants, agents, representatives and advisors, in each case from any and all liabilities and obligations of any kind or nature whatsoever that such Person or its Affiliates has or may have, now or in the future, arising out of, relating to, or resulting from any matter or cause whatsoever arising prior to the Closing, in each case whether known or unknown, absolute or contingent, liquidated or unliquidated, and whether arising under any agreement or understanding or otherwise, at law or equity, arising out of or in connection with the ownership by the Unitholders of the Companies, any Person’s service as a director of the Companies and any acts or omissions of any Person on behalf of the Companies and any of their respective Subsidiaries.

(b) Parent Release. Each of Parent and the Merger Subs, on behalf of itself and its Affiliates, hereby irrevocably waives, releases and discharges, effective as of the Closing, the holders of Parent Stock, including the Sponsor, and their respective predecessors, successors, Subsidiaries and Affiliates, and any of their respective current and former officers, directors, employees, consultants, agents, representatives and advisors, in each case from any and all liabilities and obligations of any kind or nature whatsoever that such Person or its Affiliates has or may have, now or in the future, arising out of, relating to, or resulting from any matter or cause whatsoever arising prior to the Closing, in each case whether known or unknown, absolute or contingent, liquidated or unliquidated, and whether arising under any agreement or understanding or otherwise, at law or equity, arising out of or in connection with the ownership by the holders of Parent Class A Stock of such stock, any Person’s service as a director of Parent or a director or manager of any of the Merger Subs and any acts or omissions of any Person on behalf of Parent or the Merger Subs.

Section 10.18 Legal Representation.

(a) Each of the Companies, on behalf of its itself and its respective directors, members, partners, officers, employees and Affiliates, and its respective successors and assigns (all such parties, the “Company Waiving Parties”), hereby irrevocably acknowledge and agree that all communications, written or oral, between any Person or Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates and its counsel, including Weil, Gotshal & Manges LLP (“Weil”) (or any successor), made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreement or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Companies notwithstanding this Agreement and the Transactions, and instead survive, remain with and are controlled by Parent (the “Parent Privileged Communications”), without any waiver thereof. Each of the Companies, on behalf of itself and the Company Waiving Parties, hereby further agree (i) that no Person may use or rely on any of the Parent Privileged Communications, whether located in the records or email server of Parent or otherwise (including in the knowledge of the officers and employees), in any dispute or Legal Proceedings against or involving any of the Parties after the Closing, (ii) not to assert that any privilege has been waived as to the Parent Privileged Communications, whether located in the records or email server of Parent or otherwise (including in the knowledge of the officers and employees) and (iii) not to take any action that would result in any subsequent waiver of the privilege respecting the Parent Privileged Communications.

(b) Parent, on behalf of its itself and its respective directors, stockholders, partners, officers, employees and Affiliates, and its respective successors and assigns (all such parties, the “Parent Waiving Parties”), hereby irrevocably acknowledge and agree that all communications, written or oral, between any Person or either Company or any of their respective directors, members, partners, officers, employees or Affiliates and their counsel, including Sidley Austin LLP (or any successor) and Simpson Thacher & Bartlett (or any successor), made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreement or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to Parent or remain with the Company notwithstanding this Agreement and the Transactions, and instead survive, are assigned to, remain with and are controlled by the applicable HoldCos Equityholders (the “Companies Privileged Communications”), without any waiver thereof. Parent, on behalf of itself and the Parent Waiving Parties, hereby further agree (i) that no Person may use or rely on any of the Company Privileged Communications, whether located in the records or email server of such Company or otherwise (including in the knowledge of the officers and employees), in any dispute or Legal Proceedings against or involving any of the Parties after the Closing, (ii) not to assert that any privilege has been waived as to the Company Privileged Communications, whether located in the records or email server of such Company or otherwise (including in the knowledge of the officers and employees) and (iii) not to take any action that would result in any subsequent waiver of the privilege respecting the Company Privileged Communications.

Section 10.19 Survival of Representations and Warranties. The representations and warranties in ARTICLE IV and ARTICLE V of this Agreement and in any instrument delivered pursuant to this Agreement with respect to the accuracy of such representations and warranties, shall terminate and be of no further force and effect as of the Closing.

Section 10.20 Covenants, Obligations and Agreements. Notwithstanding anything herein to the contrary, the Parties each acknowledge and agree that: (i) each of the Companies covenants, obligations and agreements are several and not joint and (ii) that no Company or any of its respective Affiliates shall be liable for, or shall have been deemed to have breached or violated this Agreement as a result of, a breach or violation of this Agreement by such other Company or its respective Subsidiaries.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

FORTRESS VALUE ACQUISITION CORP.

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: Chief Executive Officer

FVAC MERGER CORP. I

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: President

FVAC MERGER LLC II

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: President

FVAC MERGER LLC III

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

FVAC MERGER LLC IV

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: President

MP MINE OPERATIONS LLC

By:	/s/ James H. Litinsky
Name: James H. Litinsky
Title: Co-Chairman

SECURE NATURAL RESOURCES LLC

By:	/s/ Randall Weisenburger
Name: Randall Weisenburger
Title: Manager

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

SCHEDULE A

DEFINED TERMS

Section 1.1. Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“A&R Registration Rights Agreement”	Recitals

“Additional Parent SEC Reports”	Section 5.7(a)

“Affiliate”	Schedule A, Section 1.2

“Aggregate Closing Number of Securities”	Schedule A, Section 1.2

“Aggregate Pro Rata Equityholder Consideration”	Section 2.6(j)

“Agreement”	Preamble

“Approvals”	Section 4.1

“Book-Entry Equity”	Schedule A, Section 1.2

“Business Day”	Schedule A, Section 1.2

“CARES Act”	Schedule A, Section 1.2

“Certificates of Merger”	Schedule A

“Certifications”	Section 5.7(a)

“Change of Control”	Schedule A, Section 1.2

“Charter Documents”	Section 4.1

“Class F Holders”	Schedule A, Section 1.2

“Closing”	Section 1.1

“Closing Date”	Section 1.1

“Closing Form 8-K”	Section 7.7(c)

“Closing Press Release”	Section 7.7(c)

“Code”	Schedule A, Section 1.2

“Companies”	Preamble

“Companies Transaction Expenses”	Section 2.9(a)

“Companies Waiving Parties”	Section 10.18(a)

“Company Benefit Plan”	Schedule A, Section 1.2

“Company Business Combination”	Section 7.13

“Company Intellectual Property”	Section 4.18(b)

“Company Material Adverse Effect”	Schedule A, Section 1.2

“Company Registered Intellectual Property”	Schedule A, Section 1.2

“Company Representatives”	Section 7.13

“Confidentiality Agreement”	Schedule A, Section 1.2

“Continental”	Section 5.13(a)

“Contract”	Schedule A, Section 1.2

“Copyright”	Schedule A, Section 1.2

“D&O Indemnified Party”	Section 7.15(a)

“DGCL”	Recitals

“DLLCA”	Recitals

“DPA”	Schedule A,

“Earnout Shares”	Schedule A, Section 1.2

“Environmental Law”	Schedule A, Section 1.2

“Environmental Permits”	Schedule A, Section 1.2

“ERISA”	Schedule A, Section 1.2

“ERISA Affiliate”	Schedule A, Section 1.2

“Exchange Act”	Schedule A, Section 1.2

“Exchange Agent”	Section 2.7(a)

“Exchange Agent Agreement”	Section 2.7(a)

“Exchange Fund”	Section 1.3(d)

“Export Licenses”	Schedule A, Section 1.2

“Final MPMO Certificate of Merger”	Section 2.2(a)(ii)

“Final MPMO Effective Time”	Section 2.2(a)(ii)

“Final MPMO Merger”	Recitals

“Final SNR Certificate of Merger”	Section 2.2(b)(ii)

“Final SNR Effective Time”	Section 2.2(b)(ii)

“Final SNR Merger”	Recitals

“Financial Statements”	Section 4.7(a)

“First Earnout Achievement Date”	Section 3.1(a)

“Fundamental Representations”	Schedule A, Section 1.2

“GAAP”	Schedule A, Section 1.2

“Governmental Entity”	Schedule A, Section 1.2

“Hazardous Material”	Schedule A, Section 1.2

“HoldCos”	Schedule A, Section 1.2

“HoldCos Equity”	Schedule A, Section 1.2

“HoldCos Equityholder”	Schedule A, Section 1.2

“HSR Act”	Section 4.5(b)

“Incentive Plan”	Section 7.1(a)

“Indebtedness”	Schedule A, Section 1.2

“Independent Directors”	Schedule A, Section 1.2

“Initial Effective Times”	Schedule A, Section 1.2

“Initial MPMO Certificate of Merger”	Section 2.2(a)(i)

“Initial MPMO Effective Time”	Section 2.2(a)(i)

“Initial MPMO Merger”	Recitals

“Initial MPMO Surviving Corporation”	Recitals

“Initial SNR Certificate of Merger”	Section 2.2(b)(i)

“Initial SNR Effective Time”	Section 2.2(b)(i)

“Initial SNR Merger”	Recitals

“Initial SNR Surviving Company”	Recitals

“Insider”	Section 4.22

“Insurance Policies”	Section 4.21

“Intellectual Property”	Schedule A, Section 1.2

“Invention Assignment Agreement”	Schedule A, Section 1.2

“IT Systems”	Schedule A, Section 1.2

“JOBS Act”	Section 7.23

“Knowledge”	Schedule A, Section 1.2

“Law”	Schedule A, Section 1.2

“Leased Real Property”	Section 4.14(b)

“Legal Proceeding”	Schedule A, Section 1.2

“Legal Requirements”	Schedule A, Section 1.2

“Licensed Intellectual Property”	Schedule A, Section 1.2

“Lien”	Schedule A, Section 1.2

“Lookback Cutoff Date”	Section 1.2

“Losses”	Schedule A, Section 1.2
“Material Contract”	Section 4.20(a)

“Material Customers”	1.1(a)(iii)

“Material Suppliers”	1.1(a)(iii)

“Merger Subs”	Preamble

“Mergers”	Schedule A, Section 1.2

“Mine”	Schedule A, Section 1.2

“Mineral”	Schedule A, Section 1.2

“Mountain Pass Mine”	Schedule A, Section 1.2

“MPMO”	Preamble

“MPMO Certificates of Merger”	Section 2.2(a)(ii)

“MPMO Closing Number of Securities”	Schedule A, Section 1.2

“MPMO Common Exchange Ratio”	Schedule A, Section 1.2

“MPMO Common Units”	Schedule A, Section 1.2

“MPMO Disclosure Letters”	Schedule A, Section 1.2

“MPMO Equity Value”	Schedule A, Section 1.2

“MPMO HoldCo”	Recitals

“MPMO HoldCo Common Stock”	Schedule A, Section 1.2

“MPMO HoldCo Common Stock Amount”	Schedule A, Section 1.2

“MPMO HoldCo Preferred Stock”	Schedule A, Section 1.2

“MPMO HoldCo Preferred Stock Amount”	Schedule A, Section 1.2

“MPMO HoldCo Stock”	Schedule A, Section 1.2

“MPMO HoldCo Stockholder”	Schedule A, Section 1.2

“MPMO LLC Agreement”	Schedule A, Section 1.2

“MPMO Merger Corp.”	Preamble

“MPMO Merger Corp. Common Stock”	Section 5.3(b)

“MPMO Merger LLC”	Preamble

“MPMO Mergers”	Recitals

“MPMO Per Share Common Merger Consideration”	Section 2.6(a)

“MPMO Per Share Preferred Merger Consideration”	Section 2.6(b)(i)

“MPMO Preferred Exchange Ratio”	Schedule A, Section 1.2

“MPMO Preferred Units”	Schedule A, Section 1.2

“MPMO Transition Sub”	Recitals

“MPMO Unitholder Approval”	Section 7.2(f)

“MPMO Unitholders”	Schedule A, Section 1.2

“MPMO Units”	Schedule A, Section 1.2

“Nonparty Affiliates”	Section 10.15

“NRC”	Section 7.5

“NYSE”	Section 5.11

“OFAC”	Schedule A, Section 1.2

“Operating Equipment and Facilities”	Schedule A, Section 1.2

“Order”	Schedule A, Section 1.2

“Ordinary Course of Business”	Schedule A, Section 1.2

“Outside Date”	Section 9.1(b)

“Owned Intellectual Property”	Schedule A, Section 1.2

“Owned Property”	Section 4.14(a)

“Parent”	Preamble

“Parent A&R Bylaws”	Recitals

“Parent A&R Charter”	Recitals

“Parent Board”	Recitals

“Parent Business Combination”	Section 7.13(b)

“Parent Class A Stock”	Section 5.3(a)

“Parent Class F Stock”	Section 5.3(a)

“Parent Common Stock”	Schedule A, Section 1.2

“Parent Disclosure Letter”	Article V

“Parent Material Adverse Effect”	Schedule A, Section 1.2

“Parent Material Contracts”	Section 5.10

“Parent Organizational Documents”	Schedule A, Section 1.2

“Parent Preferred Stock”	Section 5.3(a)

“Parent Privileged Communications”	Section 10.18(a)

“Parent Recommendation”	Recitals

“Parent SEC Reports”	Section 5.7(a)

“Parent Sponsor Letter Agreement”	Recitals

“Parent Sponsor Warrant Exchange Agreement”	Recitals

“Parent Stock”	Section 5.3(a)

“Parent Stockholder Approval”	Section 5.4

“Parent Stockholder Matters”	Section 7.1(a)

“Parent Stockholder Redemption”	Schedule A, Section 1.2

“Parent Stockholder Redemptions”	Schedule A, Section 1.2

“Parent Transaction Expenses”	Section 2.9(b)

“Parent Units”	Schedule A, Section 1.2

“Parent Waiving Parties”	Section 10.18(b)

“Parent Warrants”	Section 5.3(a)

“Parties”	Preamble

“Patented Claims”	Section 4.25(a)

“Patents”	Schedule A, Section 1.2

“PCAOB”	Schedule A, Section 1.2

“Permit”	Schedule A, Section 1.2

“Permitted Lien”	Schedule A, Section 1.2

“Person”	Schedule A, Section 1.2

“Personal Information”	Schedule A, Section 1.2

“Personal Property”	Section 4.14(f)

“PIPE Investment”	Recitals

“PIPE Investment Amount”	Section 5.12

“PIPE Investors”	Section 5.12

“Pre-Closing Reorganization”	Recitals

“Pre-Closing Reorganization Entities”	Schedule A, Section 1.2

“Pre-Closing Reorganization Joinders”	Recitals

“Privacy Laws”	Schedule A, Section 1.2

“Private Placement Warrants”	Section 5.3(a)

“Public Warrants”	Section 5.3(a)

“Radioactive Materials License”	Schedule A, Section 1.2

“Real Property Leases”	Section 4.14(b)

“Reviewable Document”	Section 7.6(a)

“Sanctioned Country”	Schedule A, Section 1.2

“Sanctioned Person”	Schedule A, Section 1.2

“Sanctions”	Schedule A, Section 1.2

“SEC”	Schedule A, Section 1.2

“Second Earnout Achievement Date”	Section 3.1(b)

“Securities Act”	Schedule A, Section 1.2

“Shenghe”	Schedule A

“Signing Form 8-K”	Section 7.7(a)

“SNR”	Preamble

“SNR Certificates of Merger”	Section 2.2(b)

“SNR Closing Number of Securities”	Schedule A, Section 1.2

“SNR Common Exchange Ratio”	Schedule A, Section 1.2

“SNR Common Units”	Schedule A, Section 1.2

“SNR Disclosure Letters”	Schedule A, Section 1.2

“SNR Equity Value”	Schedule A, Section 1.2

“SNR Holdco Common Unit Amount”	Schedule A, Section 1.2

“SNR HoldCo Common Units”	Schedule A, Section 1.2

“SNR HoldCo Unitholder”	Schedule A, Section 1.2

“SNR LLC Agreement”	Schedule A, Section 1.2

“SNR Management Agreement”	Schedule A, Section 1.2

“SNR Merger Company”	Preamble

“SNR Merger LLC”	Preamble

“SNR Mergers”	Recitals

“SNR Per Unit Common Merger Consideration”	Section 2.6(c)

“SNR Permitted Pre-Closing Transaction”	Section 6.1(c)

“SNR Transition Sub”	Recitals

“SNR Unitholder”	Schedule A, Section 1.2

“SNR Unitholder Approval”	Section 7.2(g)

“Specified Business Conduct Laws”	Schedule A, Section 1.2

“Sponsor”	Schedule A, Section 1.2

“Stage 2 CapEx”	Schedule A

“Subscription Agreements”	Section 5.12

“Subsidiary”	Schedule A, Section 1.2

“Surviving Corporation”	Recitals

“Survey”	Section 8.3(h)(ii)

“Tax/Taxes”	Schedule A, Section 1.2

“Tax Return”	Schedule A, Section 1.2

“Title Opinion”	Section 8.3(h)(i)

“Trade Laws”	Schedule A, Section 1.2

“Trade Secrets”	Schedule A, Section 1.2

“Trademarks”	Schedule A, Section 1.2

“Trading Day”	Schedule A, Section 1.2

“Transaction Agreements”	Schedule A, Section 1.2

“Transactions”	Schedule A, Section 1.2

“Transferred Contracts”	Section 7.26

“Treasury Regulations”	Schedule A, Section 1.2

“Trust Account”	Section 5.13(a)

“Trust Agreement”	Section 5.13(a)

“Trust Termination Letter”	Section 7.9

“Unitholders of the Companies”	Schedule A, Section 1.2

“Unpatented Claims”	Section 4.25(b)

“VWAP”	Schedule A, Section 1.2

“Waived 280G Benefits”	Section 7.16

“WARN”	Section 4.12(g)

“Water Rights”	Section 4.25(o)

“Weil”	Section 10.18(a)

“Withholding Amount”	Section 2.8

Section 1.2. Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, that in no event shall Parent or any of the Merger Subs be considered an Affiliate of SoftBank Group Corp. nor shall Softbank Group Corp. be considered to be an Affiliate of Parent or any of the Merger Subs.

“Aggregate Closing Number of Securities” shall mean the number of shares of Parent Class A Stock equal to: (a) the sum of (i) the MPMO Equity Value plus (ii) the SNR Equity Value; divided by (b) $10, which equates to 91,941,543 shares.

“Book-Entry Equity” shall mean each book-entry account formerly representing any non-certificated HoldCos Equity.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified).

“Certificates of Merger” shall mean the MPMO Certificates of Merger and the SNR Certificates of Merger.

“Change of Control” shall mean any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Parent.

“Class F Holders” shall mean any Person that owns Parent Class F Stock on the date of this Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” shall mean an “employee benefit plan” as defined in Section 3(3) of ERISA, and any other plan, policy or program providing compensation or other benefits to any current or former director, officer or employee of any such Company or its Subsidiaries, which is maintained, sponsored or contributed to by any such Company or its Subsidiaries or under which such Company or its Subsidiaries has any obligation or liability, whether contingent or otherwise, including, any retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, severance, change in control, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit or other employee benefit plan, policy, agreement, program or arrangement.

“Company Disclosure Letters” shall mean the MPMO Disclosure Letters and the SNR Disclosure Letters.

“Company Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences: (a) has had a materially adverse effect on the financial condition or results of operations of the Companies or either Company and its Subsidiaries, in each case, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of either of the Companies or the HoldCos to consummate the Transactions; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war (whether such war is declared or undeclared, existing or new), hostilities, sabotage (including any internet or “cyber” attack or hacking), social or civil unrest (including demonstrations, riots or looting), or terrorism, or any escalation or worsening of any such acts of war, hostilities, sabotage, social or civil unrest or terrorism, or changes in global, international, national, regional, state or local political or social conditions (including intercountry or intra-country relationships); (ii) earthquakes, hurricanes, tornados, tsunamis, floods, mudslides, fires, weather conditions, explosions, accidents, malfunctions, system failures, pandemics (including COVID-19 and COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of this Agreement or the Transactions (including the impact thereof on relationships with customers, suppliers, licensors, distributors, partners, providers, employees or Governmental Entities); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement (including tariffs); (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, banking, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; or (ix) any force majeure event, change, event or occurrence.

“Company Registered Intellectual Property” shall mean all issued Patents, pending Patent applications, Trademark registrations, applications for Trademark registration, Copyright registrations, applications for Copyright registration and Internet domain names, in each case owned or purported to be owned by any such Company or its Subsidiaries.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated June 4, 2020 by and between Parent and the Companies, as amended and joined from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any action by the Companies directly in response to COVID-19, including any compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar applicable Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization.

“DPA” shall mean Section 721 of Title VII of the Defense Production Act of 1950, as amended, (codified at 50 U.S.C. § 4565) and the regulations promulgated thereunder, codified at 31 C.F.R. Parts 800 to 802.

“Earnout Shares” shall mean the shares of Parent Class A Stock that may be issued pursuant to Section 3.1(a) and Section 3.1(b).

“Environmental Law” shall mean any and all applicable foreign, U.S. federal, state or local laws, statutes, ordinances, rules, regulations or other legal requirements relating to the protection of the environment, natural resources or human health and safety (as it relates to Hazardous Materials) or Hazardous Materials.

“Environmental Permit” shall mean any license, authorization, permit, agreement or approval issued by any Governmental Entity or required by Environmental Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any such Company or its Subsidiaries is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Export Licenses” shall mean export licenses XSOU8707 and XSOU8827 issued by the U.S. Nuclear Regulatory Commission to the Company.

“Fundamental Representations” shall mean: (a) in the case of the Companies, the representations and warranties contained in Section 4.1 (Organization and Qualification); Section 4.3(a) (Capitalization); Section 4.4 (Authority Relative to this Agreement); and Section 4.17 (Brokers; Third Party Expenses); and (b) in the case of Parent and the Merger Subs, the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.2 (Parent Subsidiaries); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); and Section 5.18 (Brokers; Third Party Expenses).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, between such Company and its Subsidiaries, on the one hand, and (a) any Governmental Entity, (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor or (c) any subcontractor at any tier performing work that is directly charged to any contract of a type described in clauses (a) or (b) above, on the other hand. A task or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified or regulated by a Governmental Entity pursuant to any Environmental Law as a “hazardous,” “toxic,” “radioactive,” “pollutant,” “contaminant,” or words of similar meaning or effect.

“HoldCos” shall mean MPMO HoldCo and SNR HoldCo.

“HoldCos Equity” shall mean the MPMO HoldCo Stock and the SNR HoldCo Common Units.

“HoldCos Equityholders” shall mean the holders of HoldCos Equity.

“Indebtedness” shall mean any of the following (without duplication): (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Independent Directors” shall mean those Persons duly elected to the Parent’s board of directors and are independent pursuant to the standard of independence under the rules and regulations of the NYSE.

“Initial Effective Times” shall mean the Initial MPMO Effective Time and the Initial SNR Effective Time.

“Intellectual Property” shall mean all intellectual property and industrial property, and all corresponding rights, in any jurisdiction throughout the world, including: (a) all patents and patent applications, all continuations, divisionals and continuations-in-part of any of the foregoing, all patents issuing on any of the foregoing, and all reissues, renewals, substitutions, reexaminations and extensions of any of the foregoing (collectively, “Patents”); (b) all registered and unregistered trademarks, service marks, trade names, trade dress, logos, product designations, service marks, brand names, corporate names, and other source or business identifiers, and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively “Trademarks”); (c) all copyrights and copyrightable works, whether or not registered or published, all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated (collectively, “Copyrights”); (d) all Internet domain names; (e) all trade secrets, know-how and other intellectual property or industrial secret rights with respect to confidential and proprietary information (collectively, “Trade Secrets”); and (f) other similar proprietary rights as set forth in (a) through (e) in software and technology.

“Invention Assignment Agreement” shall mean any Contract to which any such Company or any of its Subsidiaries is a party, under which such employees or other Persons agree that, such Company or such Subsidiary (as applicable) is the owner of or otherwise transfers to such Company or such Subsidiary any and all Intellectual Property created or developed by such employees or other Persons within the scope of his or her employment with such Company or such Subsidiary (as applicable) or, in the case of a Person other than an employee, from the services such Person is required to perform for such Company or such Subsidiary (as applicable) under such Contract.

“IT Systems” shall mean all information technology, computers, and computer systems owned, operated, leased or licensed by any such Company or its Subsidiaries for the operation of the business.

“Knowledge” shall mean the actual knowledge (without any implied duty to investigate) of: (a)(i) with respect to MPMO, Michael Rosenthal, James Litinsky, Ryan Corbett, Sheila Bangalore and Todd Litinsky; and

(ii) with respect to SNR, Randall Weisenburger and Andrew Basso; and (b) with respect to Parent or the Merger Subs, Andrew A. McKnight, R. Edward Albert III and Micah B. Kaplan.

“Law” shall mean any statute, law, ordinance, rule, regulation or Order, in each case, of any Governmental Entity.

“Legal Proceeding” shall mean any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, ordinance, code, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted or promulgated by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property (other than Owned Intellectual Property) licensed to the Company under a Contract with such Company or its Subsidiaries for use in connection with the business of any such Company or its Subsidiaries.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership), except for any restrictions arising under any applicable securities laws.

“Lookback Cutoff Date” shall mean (i) March 6, 2017 with respect to MPMO and its Subsidiaries and (ii) February 24, 2016 with respect to SNR and its Subsidiaries.

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor).

“Mergers” shall mean, collectively, the MPMO Mergers and the SNR Mergers.

“Mine” shall mean the Mountain Pass Mine, together with access thereto and easements related thereto, all water rights related thereto, and all tangible property located on, in, or under all or any part of such Patented Claims, Unpatented Claims, Owned Property and Leased Real Property used or useful in connection with mining and processing Minerals (which as used herein shall include ores and concentrates bearing the same) or in connection with any related activities, including, exploration and evaluation of Minerals; development, operation, shutdown and closures of a Mine; storage, transport, haulage, handling, processing and refining of Minerals; disposal of Mine waste, waste water, tailings, slag, overburden and waste rock; reclamation of land; and any monitoring, maintaining, treatment and restoring of the environment and mitigation of pollution; and shall include, without limitation, all improvements, buildings, Intellectual Property, Company Registered Intellectual Property, Export Licenses, Radioactive Materials License, Government Contracts, IT Systems, and Operating Equipment and Facilities used in the operation of any Mine.

“Minerals” shall mean rare earth minerals, including bastnasite, rare earth elements, light and heavy rare earth concentrates, chloride, carbonate and oxides, and all byproducts of the foregoing and any other minerals which any such Company or its Subsidiaries have the right to mine, whether or not similar to the foregoing or found or produced in association therewith, including all existing and future ores, minerals, mineral elements and compounds, veins, lodes and mineral deposits; whether solid, liquid, or gaseous; whether organic or inorganic, metallic or non-metallic, hydrocarbonaceous or non-hydrocarbonaceous; including, oil, gas, methane, water, and geothermal steam, geothermal heat, and geothermal resources.

“Mountain Pass Mine” shall mean the approximately 2,222 acres constituting the open-pit operation and related facilities, including, evaporation ponds, tailings disposal facilities, overburden stockpiles, tailings facility, crushers, mills, cracking, separation, water treatment, offices, storage, warehouses, laboratories, shops, ponds, electrical facilities, metering stations, roads and drives and prior operational buildings, facilities and plants, located in Unincorporated San Bernardino County, California, known colloquially as the “Mountain Pass Mine” and covering the Patented Claims set forth on Section 4.25(a) of the Company Disclosure Letters and the Unpatented Claims set forth on Section 4.25(b) of the Company Disclosure Letters that are located within such 2,222 acres, lying within the perimeter boundary as shown in Schedule A of the Company Disclosure Letters;

“MPMO Closing Number of Securities” shall mean the number of shares of Parent Class A Stock equal to: (a) the MPMO Equity Value; divided by (b) $10.

“MPMO Common Exchange Ratio” shall mean the quotient of (a) the MPMO Closing Number of Securities; divided by (b) the sum of (i) MPMO HoldCo Common Stock Amount plus (ii) the MPMO HoldCo Preferred Stock Amount.

“MPMO Common Units” shall mean MPMO’s “Common Units” (as such term is defined in the MPMO LLC Agreement).

“MPMO Disclosure Letters” means the disclosure schedules of MPMO delivered to Parent in connection with this Agreement.

“MPMO Equity Value” shall mean $719,415,430.84.

“MPMO HoldCo Common Stock” shall mean the shares of common stock issued by MPMO HoldCo.

“MPMO HoldCo Common Stock Amount” shall mean the total number of shares of MPMO HoldCo Common Stock issued and outstanding as of immediately prior to the Initial MPMO Effective Time.

“MPMO HoldCo Preferred Stock” shall mean the shares of preferred stock issued by MPMO HoldCo.

“MPMO HoldCo Preferred Stock Amount” shall mean the total number of shares of MPMO HoldCo Preferred Stock issued and outstanding as of immediately prior to the Initial MPMO Effective Time.

“MPMO HoldCo Stock” shall mean MPMO HoldCo Common Stock and MPMO HoldCo Preferred Stock.

“MPMO HoldCo Stockholder” shall mean a holder of MPMO HoldCo Common Stock or MPMO HoldCo Preferred Stock immediately prior to Initial MPMO Effective Time.

“MPMO LLC Agreement” shall mean that certain Fourth Amended and Restated Limited Liability Company Agreement of MPMO, dated as of June 18, 2017.

“MPMO Preferred Exchange Ratio” shall mean shall mean the quotient of (a) the MPMO Closing Number of Securities; divided by (b) the sum of (i) the MPMO HoldCo Common Unit Amount plus (ii) the MPMO HoldCo Preferred Stock Amount.

“MPMO Preferred Units” shall mean MPMO’s “Preferred Units” (as such term is defined in the MPMO LLC Agreement).

“MPMO Unitholders” shall mean a holder of MPMO Units.

“MPMO Units” shall mean the MPMO Common Units and MPMO Preferred Units.

“OFAC” means the U.S. Treasury Department Office of Foreign Assets Control.

“Operating Equipment and Facilities” means all fixtures, equipment, facilities, plants, machinery, tools used in the Mine, including mine offices; maintenance and equipment repair shops; carpentry, tool, and electrical shops; parts and supplies warehouses; change houses; laboratory and assay facilities; ore bins; air compressors, electrical generators and buildings for same; dynamos; roads, and haulage ways; conveyor belts; electrical wire, apparatus, and controls (including transformers and switch boxes); pipe; water and fuel supply tanks and pumps; rolling stock; explosives and explosives storage facilities; loaders and loading equipment; tipples, dewatering facilities, including pumps; sewage facilities; waste water treatment and disposal facilities; ditches, water drainage courses, dams, and silt ponds; wells for the extraction or injection of water or for the monitoring of water supply or quality; telephones and other communications equipment; pipelines (including slurry and pneumatic pipelines); tractors; scrapers; power shovels; backhoes, haulage and graders; electrical power lines; processing plants; loading docks; wells; augers; overburden, waste rock or spoil, and other mine wastes; conveyors (including screw and bucket conveyors); crushers (including jaw crushers, gyratory crushers, cone crushers, wire crushers, impact crushers, roll crushers, hammer mills, shredders, and roller mills); screens (including grizzlies); magnets; leaching circuits; filters (including drum, disk, belt, and plate filters); smelting furnaces (including reverberatory furnaces and flash smelters); converters; slag, tailings; and tailings ponds.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Ordinary Course of Business” means the ordinary course of business of each Company or any Subsidiary thereof, as applicable, as conducted prior to the date hereof consistent with past practice.

“Owned Intellectual Property” shall mean (a) all Company Registered Intellectual Property and (b) all other Intellectual Property owned by any Company or any of its Subsidiaries.

“Parent Common Stock” means the Parent Class A Stock and Parent Class F Stock.

“Parent Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences: (a) has had a materially adverse effect on the business, assets, financial condition or results of operations of Parent and the Merger Subs, taken as a whole; or (b) prevents or delays the ability of Parent or the Merger Subs to consummate the Transactions; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect has occurred pursuant to clause (a): (i) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; provided, however, that if a change or effect related to clauses (i) through (iii) disproportionately adversely affects Parent and its Subsidiaries, taken as a whole, compared to other Persons operating in the same industry as Parent and its Subsidiaries, then such disproportionate impact may be taken into account in determining whether a Parent Material Adverse Effect has occurred.

“Parent Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation of Parent, dated as of April 29, 2020, the Bylaws of Parent and any other similar organization documents of Parent, as each may be amended, modified or supplemented.

“Parent Sale” shall mean the occurrence of any of the following events: (a) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto is or becomes the beneficial owner, directly or indirectly, of securities of Parent representing more than 50% of the combined voting power of Parent’s then outstanding voting securities, (b) there is consummated a merger or consolidation of Parent with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Parent Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of Parent immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the shareholders of Parent approve a plan of complete liquidation or dissolution of Parent or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Parent of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole, other than such sale or other disposition by Parent of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of Parent in substantially the same proportions as their ownership of Parent immediately prior to such sale.

“Parent Stockholder Redemption” shall mean shall mean the election of an eligible (as determined in accordance with the Parent Organizational Documents) holder of Parent Class A Stock to redeem all or a portion of the Parent Class A Stock held by such stockholder at a per-share price, payable in cash, equal such holder’s pro rata share of the Trust Account (as determined in accordance with the Parent Organizational Documents) in connection with the approval of the Parent Stockholder Matters.

“Parent Stockholder Redemptions” shall mean the aggregate of each Parent Stockholder Redemption.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Class A Stock and one-third of one Public Warrant.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permit” shall mean any franchise, grant, easement, variance, exception, waiver, accreditation, license, certificate of compliance, authorization, consent, order, permit, approval, agreement or other action of, or any filing, registration or qualification with, any Governmental Entity or any third party.

“Permitted Lien” shall mean (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with U.S. GAAP; (b) statutory Liens of landlords with respect to Leased Real Property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and other similar Liens incurred in the Ordinary Course of Business or are not yet delinquent; (d) in the case of either Leased Real Property or Owned Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements, encroachments and other irregularities in title, none of which interfere in any material respect with the present and proposed use of or occupancy of the affected parcel by any such Company or its Subsidiaries; (e) Liens securing the Indebtedness of any such Company or its Subsidiaries; (f) in the case of Intellectual Property, third party non-exclusive license agreements entered into in the Ordinary Course of Business; (g) Liens incurred in connection with capital lease obligations of any such Company or its Subsidiaries; (h) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Financial Statements; and (i) Liens incurred in connection with activities permitted under Section 6.1 hereof.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personal data”, “personally identifiable information” or “PII”) provided by applicable Legal Requirement, or by such Company or its Subsidiaries in any of its privacy policies, notices or Contracts, all information that identifies, relates to, or could be used to identify an individual person.

“Pre-Closing Reorganization Entities” shall mean MPMO HoldCo, MPMO Transition Sub, SNR HoldCo and SNR Transition Sub.

“Privacy Laws” shall mean any and all applicable Legal Requirements relating to the collection, use, storage, processing, safeguarding, security (both technical and physical), destruction, disclosure or transfer of Personal Information, including but not limited to the California Consumer Privacy Act, the Health Insurance Portability & Accountability Act, and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Radioactive Materials License” shall mean license 3229-36 issued by the California Department of Public Health, Division of Radiation Safety and Environmental Management.

“Sanctioned Country” shall mean Cuba, Iran, North Korea, Syria, and the Crimea Region of Ukraine.

“Sanctioned Person” shall mean (i) any person located, organized, or resident in a Sanctioned Country, (ii) any Person named on any OFAC sanctions list, including OFAC’s Specially Designated Nationals List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List and (iii) any Person majority-owned or otherwise controlled by a person referenced in (ii) above.

“Sanctions” shall mean all economic sanctions and regulations maintained by OFAC.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shenghe” means Shenghe Resources (Singapore) International Trading Pte. Ltd., a private limited company organized under the laws of Singapore.

“SNR Closing Number of Securities” shall mean the number of shares of Parent Class A Stock equal to: (a) the SNR Equity Value; divided by (b) $10.

“SNR Common Exchange Ratio” shall mean the quotient of (a) the SNR Closing Number of Securities; divided by (b) the SNR HoldCo Common Unit Amount.

“SNR Common Units” shall mean SNR’s “Common Units” (as such term is defined in the MPMO LLC Agreement).

“SNR HoldCo Common Unit Amount” shall mean the total number of shares of SNR HoldCo Common Units issued and outstanding as of immediately prior to the Initial SNR Effective Time.

“SNR Disclosure Letters” means the disclosure schedules of SNR delivered to Parent in connection with this Agreement.

“SNR Equity Value” shall mean $200,000,000.

“SNR HoldCo Common Units” shall mean the common units issued by SNR HoldCo.

“SNR HoldCo Unitholder” shall mean a holder of SNR HoldCo Common Units immediately prior to the Initial Effective Time.

“SNR LLC Agreement” shall mean that certain Limited Liability Company Agreement of SNR, dated as of April 15, 2016.

“SNR Management Agreement” shall mean that certain Management Services Agreement dated as of July 6, 2016, by and among JHL Capital Group LLC and Secure Natural Resources LLC.

“SNR Unitholder” shall mean a holder of SNR Common Units.

“Specified Business Conduct Laws” shall mean: (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act, and other applicable Legal Requirements relating to bribery or corruption; (b) all applicable Legal Requirements imposing financial, economic or trade sanctions on any Person, including, all applicable Legal Requirements administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union and all anti-boycott or anti-embargo laws; (c) all applicable Legal Requirements relating to the import, export, re-export, transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable Legal Requirements relating to money laundering.

“Sponsor” shall mean Fortress Acquisition Sponsor LLC, a Delaware limited liability company.

“Stage 2 CapEx” shall mean the costs incurred for the purposes described on Schedule B of the Company Disclosure Letters, after June 4, 2020 and prior to the Closing, for “Stage 2” expenses reflected in the appropriate Work Breakdown Structure accounts of MPMO’s accounting system and capitalized in accordance with GAAP.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and foreign taxes, including, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity, (whether disputed or not) together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability in respect of any items described in clause (a) payable by reason of Contract transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Trade Laws” shall mean all applicable customs, import, export, and sanctions laws and regulations in jurisdictions in which each Company or any of its Subsidiaries does business or is otherwise subject to jurisdiction, including Title 19 of the Code of Federal Regulations and the associated statutes; the U.S. International Traffic in Arms Regulations; the Export Administration Regulations; U.S. sanctions laws and regulations administered by OFAC, including OFAC’s Specially Designated Nationals List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List; and economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by the United Nations Security Council, the European Union, or her Majesty’s Treasury of the United Kingdom.

“Trading Day” means any day on which shares of Parent Class A Stock are actually traded on the principal securities exchange or securities market on which shares of Parent Class A Stock are then traded.

“Transaction Agreements” shall mean this Agreement, the Initial MPMO Surviving Corporation Charter, the Initial SNR Surviving Company Operating Agreement, the A&R Registration Rights Agreement, the Subscription Agreements, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, the Parent Sponsor Warrant Exchange Agreement, the Parent Sponsor Letter Agreement, the Incentive Plan, the MPMO Support Agreement, the SNR Support Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Mergers and the Pre-Closing Reorganization.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Unitholder Approvals” shall mean the MPMO Unitholder Approval and the SNR Unitholder Approval.

“Unitholders of the Companies” shall mean the MPMO Unitholders and the SNR Unitholders.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by Parent.

Annex A-1

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this “Amendment”) to that certain Agreement and Plan of Merger dated July 15, 2020 (the “Agreement”), is made and entered into as of August 26, 2020, by and among Fortress Value Acquisition Corp., a Delaware corporation (“Parent”), FVAC Merger Corp. I, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“MPMO Merger Corp.”), FVAC Merger LLC II, a Delaware limited liability company that is treated as a corporation for U.S. federal income tax purposes and a direct, wholly-owned subsidiary of Parent (“SNR Merger Company”), FVAC Merger LLC III, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“MPMO Merger LLC”), FVAC Merger LLC IV, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent (“SNR Merger LLC” and, together with MPMO Merger Corp., SNR Merger Company and MPMO Merger LLC, the “Merger Subs”), MP Mine Operations LLC, a Delaware limited liability company (“MPMO”) and Secure Natural Resources LLC, a Delaware limited liability company (“SNR” and, together with MPMO, each a “Company” and collectively, the “Companies”). Each of the Parent, the Merger Subs and the Companies shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms used, but not defined herein, shall have the meanings given to such terms in the Agreement, and all references to Articles and Sections herein are references to Articles and Sections of the Agreement.

WHEREAS, in accordance with Section 10.13 of the Agreement, the Parties to the Agreement desire to amend certain terms of the Agreement as set forth in this Amendment;

WHEREAS, the Parent Board has (i) determined that it is in the best interests of Parent and its stockholders and declared it advisable to enter into this Amendment, and (ii) resolved to recommend the adoption of the Agreement, as amended by this Amendment, by the stockholders of Parent;

WHEREAS, the board of managers of MPMO has (i) determined that it is in the best interests of MPMO and the MPMO Unitholders and declared it advisable to enter into this Amendment, and (ii) resolved to recommend the adoption of the Agreement, as amended by this Amendment, by the MPMO Unitholders; and

WHEREAS, the board of managers of SNR has (i) determined that it is in the best interests of SNR and the SNR Unitholders and declared it advisable to enter into this Amendment, and (ii) resolved to recommend the adoption of the Agreement, as amended by this Amendment, by the SNR Unitholders.

NOW THEREFORE, in consideration of the mutual promises contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.    Amendment to the Merger Agreement. Effective as of the date of this Amendment, the following provisions of the Agreement shall be amended as follows:

a.	Exhibit H to the Agreement is hereby deleted and replaced in its entirety with Exhibit A attached hereto.

b.	Section 3.1(d) of the Agreement is hereby deleted and replaced in its entirety with the following:

In the event that there is an agreement with respect to a Parent Sale entered into after the Closing and prior to the date that is ten (10) years following the Closing Date, the First Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Parent Sale if the per share value of consideration paid for each share of Parent Stock in such Parent Sale is equal to or in excess of $18.00, and the Second Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Parent Sale if the per share value of consideration paid for each share of Parent Stock in such Parent Sale is equal to or in excess of $20.00 (in each case, to the extent such Parent Stock has not previously been issued) and Parent

A-1-1

shall issue the Parent Stock issuable pursuant to Section 3.1(a) and Section 3.1(b) on the date prior to the closing of such Parent Sale (in each case, to the extent such Parent Stock has not previously been issued). To the extent the per share value of consideration paid for each share of Parent Stock in such Parent Sale includes contingent consideration or property other than cash, the Parent Board shall determine, in good faith, the per share value of consideration paid for each share of Parent Stock in such Parent Sale and any equitable adjustment required in respect of any unissued Earnout Shares.

c.	The first sentence of Section 7.1(a) of the Agreement is hereby replaced in its entirety with the following:

As promptly as reasonably practicable following the date of this Agreement, Parent shall use reasonable best efforts to prepare and, subject to receipt by Parent from the Companies of all information relating to the Companies as required pursuant to Section 7.1(b), file with the SEC, in preliminary form, a registration statement on Form S-4 in connection with the transactions contemplated hereby (as amended or supplemented, the “S-4 Registration Statement / Proxy Statement”) (it being understood that the S-4 Registration Statement / Proxy Statement shall include a proxy statement / prospectus for the purpose of soliciting the MPMO Unitholder Approval and the SNR Unitholder Approval, and for the purpose of soliciting proxies from the shareholders of Parent at the Special Meeting to adopt and approve the Parent Stockholder Matters and other matters reasonably related to the Parent Stockholder Matters, all in accordance with and as required by Parent Organizational Documents, applicable Legal Requirements and any applicable rules and regulations of the SEC and NYSE), in which Parent shall: (i) provide Parent’s shareholders with the opportunity to redeem up to 34,500,000 Parent Class A Stock pursuant to a Parent Stockholder Redemption; (ii) solicit proxies from holders of Parent Stock to vote at the Special Meeting (as defined below) in favor of (A) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Mergers), (B) the issuance of shares of Parent Class A Common Stock in connection with the PIPE Investment and the Mergers, (C) the change of the name of Parent to “MP Materials Corp.”, (D) an increase in the number of authorized Parent Stock, (E) amendments to the Parent Organizational Documents to be effective from and after the Closing, including the classification of the Parent Board, (F) the adoption and approval of a new equity incentive plan, attached as Exhibit J hereto (the “Incentive Plan”), (G) the election of the members of the Parent Board in accordance with Section 7.2(e) hereof, and (H) such other matters as mutually agreed upon between the Company and Parent, at a meeting of holders of Parent Class A Stock to be called and held for such purpose (the “Special Meeting”) (the matters set forth in clauses (A) through (H) being referred to herein as the “Parent Stockholder Matters”); (iii) register under the Securities Act the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions; and (iv) file with the SEC financial and other information about the Transactions in accordance with and as required by the Parent Organizational Documents, applicable Legal Requirements and any applicable rules and regulations of the SEC and the NYSE. The S-4 Registration Statement / Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

2.    Authority. Each of the Parties hereby warrants, covenants and represents that it has the full authority to execute this Amendment and that, when executed, this Amendment shall be valid, binding, and legally enforceable against such Party.

3.    Agreement. From and after the date hereof, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the Agreement as amended by this Amendment. Except as specifically set forth above, the Agreement shall remain unaltered and in full force and effect and the respective terms, conditions and covenants thereof are hereby in all respects ratified and confirmed. In the event of any conflict between this Amendment and the Agreement, the terms of this Amendment shall control.

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4.    Governing Law. This Amendment and the consummation thereof, and any action, suit, dispute, controversy or claim arising out of this Amendment and the consummation thereof, or the validity, interpretation, breach or termination of this Amendment and the consummation thereof, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

5.    Counterparts; Electronic Delivery. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by email to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the date first written above.

FORTRESS VALUE ACQUISITION CORP.

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: Chief Executive Officer

FVAC MERGER CORP. I

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: President

FVAC MERGER LLC II

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: President

FVAC MERGER LLC III

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER]

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FVAC MERGER LLC IV

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: President

MP MINE OPERATIONS LLC

By:	/s/ James H. Litinsky
Name: James H. Litinsky
Title: Co-Chairman

SECURE NATURAL RESOURCES LLC

By:	/s/ Randall Weisenburger
Name: Randall Weisenburger
Title: Manager

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER]

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ANNEX B

FORM OF

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FORTRESS VALUE ACQUISITION CORP.

[●], 2020

Fortress Value Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Fortress Value Acquisition Corp.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 24, 2020 (the “Original Certificate”). The Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on April 29, 2020 (the “First Amended and Restated Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3. This Second Amended and Restated Certificate restates, integrates, and amends the provisions of the First Amended and Restated Certificate. Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

4. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

5. The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is MP Materials Corp. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE IV

CAPITALIZATION

Section 4.1. Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is [●] shares, consisting of (a) [●] shares of common stock (the “Common Stock”) and (b) [●] shares of preferred stock (the “Preferred Stock”).

Section 4.2. Preferred Stock. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3. Common Stock.

(a) Voting.

(i) Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii) Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

(iii) Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), holders of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock, are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(b) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 4.4. Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Section 4.5. No Class Vote on Changes in Authorized Number of Shares of Stock. Subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of the stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1. Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Second Amended and Restated Certificate, as it may be further amended from time to time, or the Amended and Restated Bylaws of the Corporation, as they may be further amended from time to time (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and, this Second Amended and Restated Certificate.

Section 5.2. Number, Election and Term.

(a) The number of directors of the Corporation, shall be fixed from time to time in the manner provided in the Bylaws.

(b) Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Second Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

(c) Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. There shall be no limit on the number of terms a director may serve on the Board.

(d) Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Section 5.3. Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the director to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4. Removal. Subject to Section 5.5 hereof and except as otherwise required by law, any or all of the directors may be removed from office at any time, but only for “cause” and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. For purposes of this Section 5.4, “cause” shall mean (i) conduct by a director constituting an act of willful misconduct or gross negligence in connection with the performance of his/her duties as a director of the Corporation; (ii) the commission or any conviction by a director of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty, harassment or fraud, or any conduct by the director that would reasonably be expected to result in material injury to the Corporation or any of its subsidiaries or affiliates if he/she were retained in his/her position; (iii) continued non-performance by a director of his/her duties to the Corporation (other than by reason of the director’s physical or mental illness, incapacity, or disability) which has continued for more than thirty (30) days following written notice of such non-performance from the Board; or (iv) willful failure to cooperate with an investigation by regulatory or law enforcement authorities.

Section 5.5. Preferred Stock—Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII

MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1. Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.

Section 7.2. Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3. Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation), any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1. Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2. Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by the applicable laws of the State of Delaware, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate as it may be further amended from time to time, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

CORPORATE OPPORTUNITY

(a) The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate or in the future. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

(b) Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article IX shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate, the Bylaws or applicable law.

ARTICLE X

BUSINESS COMBINATIONS

Section 10.1. Opt Out of DGCL 203. The Corporation shall not be governed by Section 203 of the DGCL.

Section 10.2. Limitations on Business Combinations. Notwithstanding the foregoing, the Corporation shall not engage in any business combination, at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a) prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

(b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

Section 10.3. Definitions. For purposes of this Article X, the term:

(a) “Affiliate” means, with respect to any person, any other person that controls, is controlled by, or is under common control with such person.

(b) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation: (A) with the interested stockholder; or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 10.2 is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under

Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C) – (E) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i)-(iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(d) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(e) “Exempt Transferee” means (A) any person that acquires (other than in an Excluded Transfer) directly from Fortress Acquisition Sponsor LLC or any of its affiliates or successors or JHL Capital Group LLC or any of its affiliates or successors, ownership of voting stock of the Corporation, and is designated in writing by the transferor as an “Exempt Transferee” for the purpose of this Article X; and (B) any person that acquires (other than in an Excluded Transfer) directly from a person described in clause (A) of this definition or from any other Exempt Transferee ownership of voting stock of the Corporation, and is designated in writing by the transferor as an “Exempt Transferee” for the purpose of this Article X.

(f) “Excluded Transfer” means (A) a transfer to a person that is not an affiliate of the transferor, which transfer is by gift or otherwise not for value, including a transfer by dividend or distribution by the transferor, (B) a transfer in a public offering that is registered under the Securities Act of 1933, as amended (the “Securities Act”), (C) a transfer to one or more broker-dealers or their affiliates pursuant to a firm commitment purchase agreement for an offering that is exempt from registration under the Securities Act, (D) a transfer made through the facilities of a registered securities exchange or automated inter-dealer quotation system and (E) a transfer made in compliance with the manner of sale limitations of Rule 144(f) under the Securities Act or any successor rule or provision.

(g) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that: (i) is the owner of 15% or more of the outstanding voting stock of the Corporation; or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; or (iii) an Affiliate or associate of any such person described in clauses (i) and (ii); provided, however, that the term “interested stockholder” shall not include: (A) Fortress Acquisition Sponsor LLC, JHL Capital Group LLC, any Exempt Transferee or any of their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act; or (B) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of (x) any action taken solely by the Corporation, or (y) share redemptions by existing stockholders; provided, that such person specified in this clause (B) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of (x) further corporate action not caused, directly or indirectly, by such person, or (y) share redemptions by existing stockholders. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(h) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

(i) beneficially owns such stock, directly or indirectly; or

(ii) has: (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

(i) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(j) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(k) “Sponsor Holders” means: (i) the investment funds affiliated with Fortress Acquisition Sponsor LLC and their respective successors and Affiliates; and (ii) the investment funds affiliated with or managed by JHL Capital Group LLC and their respective successors and Affiliates.

(l) “voting stock” means stock of any class or series entitled to vote generally in the election of directors.

ARTICLE XI

AMENDMENT OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate (including any Preferred Stock

Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Second Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Corporation required by law or by this Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Article V.

ARTICLE XII

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 12.1. Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination). Notwithstanding the foregoing, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws.

Section 12.2. Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 12.3. Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Section 12.4. Consent. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

IN WITNESS WHEREOF, Fortress Value Acquisition Corp. has caused this Second Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

FORTRESS VALUE ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Second Amended and Restated Certificate of Incorporation]

ANNEX C

FORM OF

AMENDED AND RESTATED BYLAWS

OF

MP MATERIALS CORP.

(THE “CORPORATION”)

ARTICLE I

OFFICES

Section 1.1. Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware, or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2. Special Meetings. Subject to the rights of the holders of any outstanding series of the Preferred Stock (as defined below) and to the requirement of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3. Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Corporation’s Second Amended and Restated Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5. Voting of Shares.

(a) Voting Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of preferred stock of the Corporation (“Preferred Stock”), voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7. Advance Notice for Business.

(a) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board; (ii) otherwise properly brought before the annual meeting by or at the direction of the Board; or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting, and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting, or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business, and (F) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a); provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c) Public Announcement. For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 2.8. Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof, and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. Consents in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders of the Corporation.

ARTICLE III

DIRECTORS

Section 3.1. Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.

Section 3.2. Advance Notice for Nomination of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board; or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting, and (y) who complies with the notice procedures set forth in this Section 3.2.

(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting, or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation, if any, that are owned beneficially or of record by the person, (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, without regard to the application of the Exchange Act to either the nomination or the Corporation; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e) If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2 or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1. Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3. Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President, and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4. Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6. Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may by resolution passed by a majority of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval; or (b) adopting, amending or repealing any bylaw of the Corporation. The Board shall have the power to rescind any action of any committee, but no such rescission shall have retroactive effect.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article IV of these Bylaws.

ARTICLE VI

OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Operating Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this ARTICLE VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive

Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Company (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(c) President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Chief Operating Officer. The Chief Operating Officer shall be the chief operating officer of the Corporation and shall, subject to the authority of the Chief Executive Officer, the President and the Board, have general management and control of the day-to-day business operations of the Corporation and shall consult with and report to the Chief Executive Officer. The Chief Operating Officer shall put into operation the business policies of the Corporation as determined by the Chief Executive Officer and the Board and as communicated to the Chief Operating Officer by the Chief Executive Officer and the Board.

(e) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(f) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(g) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(h) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(i) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2. Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3. Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII

SHARES

Section 7.1. Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock, or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4. Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation, including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Destroyed or Wrongfully Taken Certificates.

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6. Transfer of Stock.

(a) If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8. Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.9. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter, an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE VIII or otherwise shall be on the Corporation.

Section 8.4. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this ARTICLE VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5. Insurance. The Corporation may secure insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6. Indemnification of Other Persons. This ARTICLE VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this ARTICLE VIII with respect to the indemnification and advancement of expenses of Indemnitees under this ARTICLE VIII.

Section 8.7. Amendments. Any repeal or amendment of this ARTICLE VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this ARTICLE VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this ARTICLE VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8. Certain Definitions. For purposes of this ARTICLE VIII, (a) references to “other enterprise” shall include any employee benefit plan, (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan, (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries, and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9. Contract Rights. The rights provided to Indemnitees pursuant to this ARTICLE VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10. Severability. If any provision or provisions of this ARTICLE VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this ARTICLE VIII shall not in any way be affected or impaired thereby, and (b) to the fullest extent possible, the provisions of this ARTICLE VIII (including, without limitation, each such portion of this ARTICLE VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3. Means of Giving Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service; (ii) by means of facsimile telecommunication or other form of electronic transmission; or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director; (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation; (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation; or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery; or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder; (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation; (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation; and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting, and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent, and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230 (b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board Chief Executive Officer, President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12. Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15. Amendments. The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting (except as otherwise provided in Section 8.7) power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

ANNEX D

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 15th day of July, 2020, by and between Fortress Value Acquisition Corp., a Delaware corporation (the “Company”), and the undersigned (“Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Transaction Agreement (as defined below).

WHEREAS, the Company and the other parties named therein entered into that certain Transaction Agreement, dated as of July 15, 2020 (the “Transaction Agreement”), pursuant to which the Company will acquire MP Mine Operations LLC d/b/a MP Materials and Secure Natural Resources LLC, on the terms and subject to the conditions set forth therein (the “Transaction”);

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company that number of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), set forth on the signature page hereto (the “Shares”) for a purchase price of $10.00 per share (the “Per Share Price”), or the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company on or prior to the Closing (as defined below); and

WHEREAS, in connection with the Transaction, certain other “accredited investors” (within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”)) have entered into separate subscription agreements with the Company, pursuant to which such investors have, together with the Subscriber pursuant to this Subscription Agreement, agreed to purchase an aggregate of 20,000,000 shares of Common Stock at the Per Share Price.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the “Subscription”).

2. Representations, Warranties and Agreements.

2.1 Subscriber’s Representations, Warranties and Agreements. To induce the Company to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Company and agrees with the Company as follows:

2.1.1 If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2 If Subscriber is not an individual, this Subscription Agreement has been duly authorized, executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.1.3 The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Subscriber and its subsidiaries, taken as a whole (a “Subscriber Material Adverse Effect”), or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.

2.1.4 Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Shares. Subscriber understands and acknowledges that the purchase of the Shares pursuant to this Agreement meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

2.1.5 Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act with respect to the Shares or an opinion of counsel satisfactory to the Company that such registration statement is not required and an applicable exemption from the registration requirements of the Securities Act is available, and that any certificates or book entries representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

2.1.6 Subscriber understands and agrees that Subscriber is purchasing the Shares directly from the Company. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by the Company or any of its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

2.1.7 Subscriber represents and warrants that (i) it is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) its acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the

Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

2.1.8 In making its decision to purchase the Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber. The Subscriber acknowledges and agrees that the Subscriber has received and has had an adequate opportunity to review, such financial and other information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed the documents provided to the Subscriber by the Company. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber acknowledges that no disclosure or any information received by the Subscriber has been prepared by any of Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and/or RBC Capital Markets, LLC (collectively, the “Placement Agents”) and that the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company. The Subscriber acknowledges that it has not relied on any statements or other information provided by the Placement Agents or any of the Placement Agents’ affiliates with respect to its decision to invest in the Shares, including information related to the Company, the Shares and the offer and sale of the Shares. the information provided to the Subscriber is preliminary and subject to change, and that any changes to such information, including, without limitation, any changes based on updated information or changes in terms of the Transaction, shall in no way affect the Subscriber’s obligation to purchase the Shares hereunder.

2.1.9 Subscriber became aware of this offering of the Shares solely by means of direct contact from the Placement Agents or directly from the Company as a result of a pre-exiting, substantial relationship with the Company, and the Shares were offered to Subscriber solely by direct contact between Subscriber and any of the Placement Agents or the Company. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Placement Agents have not acted as its financial advisor or fiduciary. Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

2.1.10 Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

2.1.11 Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Shares, has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber further acknowledges specifically that a possibility of total loss of investment exists and that it is able to fend for itself in the transactions contemplated herein.

2.1.12 Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

2.1.13 Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares were legally derived.

2.1.14 Subscriber has, and at the Closing will have, sufficient funds to pay the Purchase Price pursuant to Section 3.1.

2.1.15 Subscriber represents that no disqualifying event described in Rule 506(d)(1)(i)-(viii) under the Securities Act (a “Disqualification Event”) is applicable to Subscriber or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Subscriber hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to Subscriber or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 2.1.15, “Rule 506(d) Related Party” shall mean a person or entity that is a direct beneficial owner of Subscriber’s securities for purposes of Rule 506(d) under the Securities Act.

2.2 Company’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Shares, the Company hereby represents and warrants to Subscriber and agrees with Subscriber as follows:

2.2.1 The Company has been duly incorporated and is validly existing as a corporation in good standing under the Delaware General Corporation Law (the “DGCL”), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.2 The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares in accordance with the terms of this Subscription Agreement and registered with the Company’s transfer agent, the Shares will be validly issued, fully paid and non-assessable and the Shares will not have been authorized in violation of or subject to any preemptive or similar rights created under the Company’s amended and restated certificate of incorporation or under the DGCL.

2.2.3 This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.2.4 The execution, delivery and performance of this Subscription Agreement (including compliance by the Company with all of the provisions hereof), issuance and sale of the Shares and the consummation of the certain other transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute (i) a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

2.2.5 Neither the Company, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Shares under the Securities Act.

2.2.6 Neither the Company nor any person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of any of the Shares.

2.2.7 The Company has provided Subscriber an opportunity to ask questions regarding the Company and made available to Subscriber all the information reasonably available to the Company that Subscriber has requested for deciding whether to acquire the Shares.

2.2.8 No Disqualification Event is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) under the Securities Act is applicable. The Company has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1) under the Securities Act.

3. Settlement Date and Delivery.

3.1 Closing. The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the closing date of the Transaction. Upon not less than three (3) business days’ written notice from (or on behalf of) the Company to Subscriber (the “Closing Notice”) that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied on a date that is not less than three (3) business days from the date of the Closing Notice, Subscriber shall deliver to the Company at least one (1) business day prior to the closing date specified in the Closing Notice (the “Closing Date”), to be held in escrow until the Closing, the Purchase Price for the Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery by the Company to Subscriber of the Shares in book-entry form. In the event the Closing does not occur on the Closing Date, the Company shall promptly (but not later than two (2) business days thereafter) return the Purchase Price to Subscriber.

3.2 Conditions to Closing.

The Closing shall be subject to the conditions that, on the Closing Date:

3.2.1 No suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred.

3.2.2 All representations and warranties of the Company and Subscriber contained in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date.

3.2.3 The Company and the Subscriber shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement.

3.2.4 No governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby.

3.2.5 All conditions precedent to the consummation of the Transaction set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transaction, but subject to satisfaction of such conditions as of the consummation of the Transaction).

3.2.6 All specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated.

4. Registration Rights.

4.1 The Company and Subscriber agree that, within fifteen (15) business days after the consummation of the Transaction, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement registering the resale of the Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof; provided, however, that the Company’s obligations to include the Shares and those other Shares of the Company held by Subscriber in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. The Company shall use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until the earliest of (i) the date on which the Shares may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), (ii) the date on which such Shares have actually been sold and (iii) the date which is two years after the Closing.

4.2 Notwithstanding anything to the contrary in this Subscription Agreement, the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require any Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until such Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, each Subscriber will deliver to the Company or, in such Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in such Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent such Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

4.3 The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless each Subscriber (to the extent a seller under the Registration Statement), the officers, directors and agents of each of them, and each person who controls such Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 4, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein or such Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 4 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Company in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 4.2 hereof. The Company shall notify such Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by such Subscriber.

4.4 Each Subscriber shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of such Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of any Subscriber be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Shares giving rise to such indemnification obligation. Each Subscriber shall notify the Company promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which such Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by such Subscriber.

5. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Transaction Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement or (iii) if any of the conditions to Closing set forth in Section 3.2 of this Subscription Agreement are not satisfied or waived on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided, that, subject to the limitations set forth in Section 8, nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall promptly notify Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement.

6. Miscellaneous.

6.1 Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.1.1 Subscriber acknowledges that the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. Subscriber further acknowledges and agrees that the Placement Agents are third-party beneficiaries of the representations and warranties of the Subscriber contained in Section 2.1 of this Subscription Agreement.

6.1.2 The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

6.1.3 The Company may request from Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

6.1.4 Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

6.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Company (prior to the Transaction closing), to:

Fortress Value Acquisition Corp.

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Attention:     Alexander Gillette

Email:           agillette@fortress.com

with a required copy to (which copy shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:     Jackie Cohen

Email:           jackie.cohen@weil.com

(iii) if to the Company (following the Transaction closing), to:

MP Mine Operations LLC d/b/a MP Materials

6720 Via Austi Parkway, Suite 450

Las Vegas, Nevada 89119

Attention:     Sheila Bangalore, General Counsel

Email:           sbangalore@mpmaterials.com

with a required copy to (which copy shall not constitute notice):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention:     Michael Heinz

Email:           mheinz@sidley.com

6.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise expressly set forth in Section 6.1.1, this

Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

6.4 Modifications and Amendments. This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

6.5 Waivers and Consents. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Subscription Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

6.6 Assignment. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned; provided, however, Subscriber may transfer its rights and obligations hereunder to another investment fund or account managed or advised by the same manager as Subscriber (or a related party or affiliate), provided, that no such transfer shall release Subscriber of its obligations hereunder.

6.7 Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

6.8 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

6.9 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement and each other document executed in connection with the Transaction, and the consummation thereof, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before the Chosen Courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than the Chosen Courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2. Notwithstanding the foregoing in this Section 6.9, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS, AND THE CONSUMMATION THEREOF, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTION, AND THE CONSUMMATION THEREOF. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.10 Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.11 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.12 Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Subscription Agreement or in any other agreement, certificate or instrument provided for or contemplated hereby, shall survive the execution and delivery hereof and any investigations made by or on behalf of the parties.

6.13 No Broker or Finder; Expenses. Each of the parties hereto represents and warrants to the other that no broker, finder or other financial consultant has acted on its behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the other. Each of the parties hereto agrees to indemnify and save the other harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim. Each of the parties hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated hereby.

6.14 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.15 Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.16 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

6.17 Mutual Drafting. This Subscription Agreement is the joint product of Subscriber and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

7. Disclosure. The Subscriber hereby acknowledges that the terms of this Subscription Agreement will be disclosed by the Company in a Current Report on Form 8-K filed with the SEC on or after the date hereof and a form of this Subscription Agreement will be filed with the SEC as an exhibit thereto.

8. Trust Account Waiver. Subscriber acknowledges that the Company is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. Subscriber further acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated April 29, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of the Company’s assets consist of the cash proceeds of Company’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Company, its public shareholders and the underwriters of Company’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Company to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

FORTRESS VALUE ACQUISITION CORP.

By:
Name:
Title:

Accepted and agreed this 15th day of July, 2020.

SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Date: [●], 2020

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN: __________________________	Joint Subscriber’s EIN: ________________

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.: __________________________	Telephone No.: _____________________

Facsimile No.: __________________________	Facsimile No.: ______________________

Aggregate Number of Shares subscribed for:

Aggregate Purchase Price: $ .

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Closing Notice.

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please	check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

2.	☐ We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please	check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS
(Please	check the applicable box) SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐ Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

ANNEX E

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of July 15, 2020, by and among Fortress Value Acquisition Corp., a Delaware corporation (“Parent”), and the other Persons whose names appear on the signature pages hereto (each such Person, a “Seller Unitholder” and, collectively, the “Seller Unitholders”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

A. On July 15, 2020, MPMO Mine Operations LLC, a Delaware limited liability company (“MPMO”), Secure Natural Resources LLC, a Delaware limited liability company (“SNR”), Parent and the other parties thereto entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) that, among other things, provides for a business combination transaction pursuant to which MPMO and SNR will, through a series of transactions, become indirect wholly-owned Subsidiaries of Parent.

B. The Seller Unitholders agree to enter into this Agreement with respect to all membership units of MPMO (the “Seller Units”) that the Seller Unitholders now or hereafter own, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record.

C. The Seller Unitholders are the owners of, and have sole voting power over, such number of Seller Units as are indicated opposite each of their names on Schedule A attached hereto.

D. As a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, the Seller Unitholders have agreed to enter into this Agreement.

E. Each of Parent and the Seller Unitholders has determined that it is in its best interests to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Seller Securities” means, collectively, any Seller Units, any securities convertible into or exchangeable for any Seller Units or any interest in or right to acquire any of the foregoing, whether now owned or hereafter acquired by any party hereto.

“Expiration Time” shall mean the earlier to occur of (a) the Initial MPMO Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof.

“Transfer” shall mean any direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or entry into any Contract with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, excluding entry into this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby.

2. Agreement to Retain the Seller Units.

2.1 No Transfer of Company Securities. Until the Expiration Time, each Seller Unitholder agrees not to (a) Transfer any Seller Securities (other than any Transfer that is an SNR Permitted Pre-Closing Transaction) or

(b) deposit any Seller Securities into a voting trust or enter into a voting agreement with respect to Seller Securities or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Agreement); provided, that any Seller Unitholder may Transfer any such Seller Units to any other Seller Unitholder or any Affiliate of any such Seller Unitholder in accordance with the terms of the MPMO Charter Documents, provided that such Affiliate who is the transferee of such Seller Units evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Seller Unitholder.

2.2 Additional Purchases. Until the Expiration Time, each Seller Unitholder agrees that any Seller Units that such Seller Unitholder purchases or otherwise hereinafter acquires or with respect to which such Seller Unitholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement to the same extent as if they were owned by such Seller Unitholder as of the date hereof.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any Seller Securities in violation of this Section 2 shall, to the fullest extent permitted by applicable Law, be null and void ab initio.

3. Voting of Units.

3.1 Hereafter until the Expiration Time, in any action by written consent of the members of MPMO requested by MPMO’s board of managers or otherwise undertaken to seek the written consent of the holders of the Seller Units to adopt the Merger Agreement, approve the Transactions, including the Mergers and the Pre-Closing Reorganization, or in any other circumstances upon which a consent or other approval with respect to the Merger Agreement, the Transactions, the Mergers, the Pre-Closing Reorganization or the other transactions contemplated by the Merger Agreement is sought, each Seller Unitholder shall vote, consent or approve (or cause to be voted, consented or approved) all Seller Units currently or hereinafter owned by such Seller Unitholders in favor of the foregoing.

3.2 Hereafter until the Expiration Time, in any action by written consent of the members of MPMO requested by MPMO’s board of managers or otherwise undertaken to seek the written consent of the holders of the Seller Units, each Seller Unitholder shall vote, consent or approve (or cause to be voted, consented or approved) all Seller Units, currently or hereinafter owned by such Seller Unitholder against and withhold consent with respect to any merger, purchase of all or substantially all of MPMO’s assets or other business combination transaction (other than the Merger Agreement, the Transactions and the other transactions contemplated thereby, including the Mergers and the Pre-Closing Reorganization). No Seller Unitholder shall commit or agree to take any action inconsistent with the foregoing that would be effective prior to the Expiration Time.

4. Additional Agreements. Each Seller Unitholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, MPMO, SNR or the other Parties to the Merger Agreement or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

5. Representations and Warranties of the Seller Unitholders. Each Seller Unitholder hereby represents and warrants to Parent as follows:

5.1 Due Authority. Such Seller Unitholder has the full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by such Seller Unitholder and constitutes a valid and binding agreement of such Seller Unitholder enforceable against it in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

5.2 Ownership of the Seller Securities. As of the date hereof, such Seller Unitholder is the owner of the Seller Units indicated on Schedule A hereto opposite such Seller Unitholder’s name, free and clear of any and all Liens, other than (i) those created by this Agreement, (ii) Liens in favor of a broker dealer over property held in an account with such broker dealer generally which liens are released upon transfer of such property, including, without limitation, any Seller Units held on account with such broker-dealer, (iii) as may be set forth in the Charter Documents of MPMO, or (iv) as disclosed on Schedule A. Such Seller Unitholder has as of the date hereof and, except pursuant to a transfer permitted in accordance with Section 2.1 hereof, will have until the Expiration Time, sole voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in this Agreement and power to agree to all of the matters applicable to such Seller Unitholder set forth in this Agreement, in each case, over all Seller Units currently or hereinafter owned by such Seller Unitholder. As of the date hereof, such Seller Unitholder does not own any other voting securities of MPMO other than the Seller Units set forth on Schedule A opposite such Seller Unitholder’s name. As of the date hereof, such Seller Unitholder does not own any rights to purchase or acquire any other equity securities of MPMO, except as set forth on Schedule A opposite such Seller Unitholder’s name.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Seller Unitholder does not, and the performance by such Seller Unitholder of the obligations under this Agreement and the compliance by such Seller Unitholder with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to such Seller Unitholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any limited liability company agreement, certificate of formation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of such Seller Unitholder, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Seller Units owned by such Seller Unitholder pursuant to any Contract to which such Seller Unitholder is a party or by which such Seller Unitholder is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Seller Unitholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to such Seller Unitholder in connection with the execution and delivery of this Agreement or the consummation by such Seller Unitholder of the transactions contemplated hereby.

5.4 Absence of Litigation. As of the date hereof, there is no action pending against, or, to the knowledge of such Seller Unitholder, threatened against such Seller Unitholder that would reasonably be expected to materially impair the ability of such Seller Unitholder to perform such Seller Unitholder’s obligations hereunder or to consummate the transactions contemplated hereby.

5.5 Absence of Other Voting Agreement. Except for this Agreement, such Seller Unitholder has not: (i) entered into any voting agreement, voting trust or similar agreement with respect to any Seller Securities or other equity securities of MPMO owned by such Seller Unitholder, or (ii) granted any proxy, consent or power of attorney with respect to any Seller Units or other equity securities of MPMO owned by such Seller Unitholder (other than as contemplated by this Agreement).

5.6 Reliance by Parent. Such Seller Unitholder understands and acknowledges that Parent is entering to the Merger Agreement in reliance upon such Seller Unitholder’s execution and delivery of this Agreement.

6. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Expiration Time and (ii) as to each Seller Unitholder, the mutual written agreement of Parent and such Seller Unitholder (such date, the “Termination Date”).

7. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, any direct or indirect ownership or incidence of ownership of or with respect to the Seller Unitholder’s Seller Units. All rights, ownership and economic benefits of and relating to the Seller Unitholder’s Seller Units and shall remain vested in and belong to the Seller Unitholder, and Parent shall have no authority to direct the Seller Unitholders in the voting or disposition of any of the Seller Units except as otherwise provided herein.

8. Exclusivity. Until the Expiration Time, each Seller Unitholder agrees to comply with the obligations applicable to Affiliates of MPMO pursuant to Section 7.13 of the Merger Agreement as if they were parties thereto.

9. Miscellaneous.

9.1 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void, unenforceable, or against its regulatory policy, the remainder of this Agreement will continue in full force and effect and the application of such term, provision, covenant or restriction to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto such that this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The parties hereto further agree to replace such void or unenforceable term, provision, covenant or restriction of this Agreement with a valid and enforceable term, provision, covenant or restriction that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable term, provision, covenant or restriction.

9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Termination Date. This Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Closing Date or the termination of this Agreement.

9.3 Assignment. Except for in connection with a Transfer as permitted pursuant to Section 2.1, no party hereto may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties hereto. Subject to the first sentence of this Section 10.3, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 10.3 shall be void.

9.4 Amendments and Modifications. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, at any time, by execution of an instrument in writing signed on behalf of each of the parties hereto with respect to any of the terms contained herein.

9.5 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to enforce specifically the terms and provisions hereof in the exclusive jurisdiction and venue of the courts of the State of Delaware or the federal courts located in the State of Delaware (the “Chosen Courts”) and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties hereto. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each party hereto hereby further agrees that in the event of any action by any other party hereto for specific performance or injunctive relief, it will not assert that a remedy at Law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

9.6 Notices. All notices, consents and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized courier service guaranteeing overnight delivery, or sent via email to the parties hereto at the following addresses:

(i) if to Parent:

Fortress Value Acquisition Corp.

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Attention: Alexander Gillette

E mail: agillette@fortress.com

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Jaclyn L. Cohen

Email: jackie.cohen@weil.com

if to any Seller Unitholder, to the address for notice set forth on Schedule A hereto,

with a copy to each of:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Jeffrey N. Smith

Email: jnsmith@sidley.com

QVT Financial LP

444 Madison Avenue, 21st Floor

New York, NY 10022

Attention: Michael Gat

Email: michael.gat@qvt.com

unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date delivered, if delivered personally, (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery, and (c) on the date delivered, if delivered by email. Each of the parties hereto will be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.

9.7 APPLICABLE LAW; JURISDICTION OF DISPUTES.

(a) THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, AND ANY ACTION, SUIT, DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, OR THE VALIDITY, INTERPRETATION, BREACH OR TERMINATION OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF THE STATE OF DELAWARE REGARDLESS OF THE LAW THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) EACH OF PARENT AND THE SELLER UNITHOLDERS IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE CHOSEN COURTS IN CONNECTION WITH ANY MATTER BASED UPON OR ARISING OUT OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS AND WAIVES AND COVENANTS NOT TO ASSERT OR PLEAD ANY OBJECTION WHICH THEY MIGHT OTHERWISE HAVE TO SUCH MANNER OF SERVICE OF PROCESS. EACH OF PARENT AND THE SELLER UNITHOLDERS SHALL NOT ASSERT AS A DEFENSE IN ANY LEGAL DISPUTE, THAT (A) SUCH PERSON IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE CHOSEN COURTS FOR ANY REASON, (B) SUCH LEGAL PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE CHOSEN COURTS, (C) SUCH PERSON’S PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, (D) SUCH LEGAL PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR (E) THE VENUE OF SUCH LEGAL PROCEEDING IS IMPROPER. EACH OF PARENT AND THE SELLER UNITHOLDERS HEREBY AGREES NOT TO COMMENCE OR PROSECUTE ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT OTHER THAN BEFORE THE CHOSEN COURTS, NOR TO MAKE ANY MOTION OR TAKE ANY OTHER ACTION SEEKING OR INTENDING TO CAUSE THE TRANSFER OR REMOVAL OF ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT TO ANY COURT OTHER THAN THE CHOSEN COURTS, WHETHER ON THE GROUNDS OF INCONVENIENT FORUM OR OTHERWISE. EACH OF PARENT AND THE SELLER UNITHOLDERS HEREBY CONSENTS TO SERVICE OF PROCESS IN ANY SUCH PROCEEDING IN ANY MANNER PERMITTED BY DELAWARE LAW, AND FURTHER CONSENTS TO SERVICE OF PROCESS BY NATIONALLY RECOGNIZED OVERNIGHT COURIER SERVICE GUARANTEEING OVERNIGHT DELIVERY, OR BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, AT ITS ADDRESS SPECIFIED PURSUANT TO SECTION 10.6. NOTWITHSTANDING THE FOREGOING IN THIS SECTION 10.7, EACH OF PARENT AND THE SELLER UNITHOLDERS MAY COMMENCE ANY ACTION, CLAIM, CAUSE OF ACTION OR SUIT IN A COURT OTHER THAN THE CHOSEN COURTS SOLELY FOR THE PURPOSE OF ENFORCING AN ORDER OR JUDGMENT ISSUED BY THE CHOSEN COURTS.

9.8 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF PARENT AND THE SELLER UNITHOLDERS IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH

LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NEITHER PARENT NOR THE SELLER UNITHOLDERS SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. FURTHERMORE, NEITHER PARENT NOR THE SELLER UNITHOLDERS SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

9.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and is not intended to confer upon any other Person other than the parties hereto any rights or remedies. This Agreement is not intended to and shall not be construed to give any third-party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

9.10 Counterparts. This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

9.11 Effect of Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.12 Legal Representation. Each of the parties hereto agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party hereto drafting such agreement or document.

9.13 Expenses. Except as otherwise set forth in this Agreement and the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses.

9.14 No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Merger Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties hereto to this Agreement in their capacities as such and no former, current or future stockholders, unitholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, unitholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties hereto to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party hereto against the other parties hereto, in no event shall any party hereto or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

9.15 Waiver. No failure or delay on the part of Parent to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

[Remainder of Page Intentionally Left Blank]

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

PARENT:

FORTRESS VALUE ACQUISITION CORP.

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: Chief Executive Officer

[Signature Page to Target Support Agreement]

SELLER UNITHOLDERS:

JHL CAPITAL GROUP HOLDINGS TWO LLC

By:	/s/ James H. Litinsky
Name: James H. Litinsky
Title: Authorized Signatory

SARATOGA PARK LTD.

By:	/s/ Dan Gold
Name: Dan Gold
Title: Director

FOURTH AVENUE FF OPPORTUNITIES LP – SERIES E

By	its general partner, Fourth Avenue Capital Partners GP LLC

By:	/s/ Dan Gold
Name: Dan Gold
Title: Managing Member

[Signature Page to Target Support Agreement]

Schedule A

Seller Unitholder Name	Addresses for Notice	Number of MPMO Units
JHL Capital Group Holdings Two LLC	900 N. Michigan Avenue, Suite 1340 Chicago, IL 60611	720.00

Saratoga Park Ltd.	c/o QVT Financial LP 444 Madison Avenue, 21st Floor New York, NY 10022	119.27

Fourth Avenue FF Opportunities LP – Series E	c/o QVT Financial LP 444 Madison Avenue, 21st Floor New York, NY 10022	141.84

Total	N/A	981.11

ANNEX F

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of July 15, 2020, by and among Fortress Value Acquisition Corp., a Delaware corporation (“Parent”), and the other Persons whose names appear on the signature pages hereto (each such Person, a “Seller Unitholder” and, collectively, the “Seller Unitholders”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

A. On July 15, 2020, MPMO Mine Operations LLC, a Delaware limited liability company (“MPMO”), Secure Natural Resources LLC, a Delaware limited liability company (“SNR”), Parent and the other parties thereto entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) that, among other things, provides for a business combination transaction pursuant to which MPMO and SNR will, through a series of transactions, become indirect wholly-owned Subsidiaries of Parent.

B. The Seller Unitholders agree to enter into this Agreement with respect to all membership units of SNR (the “Seller Units”) that the Seller Unitholders now or hereafter own, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record.

C. The Seller Unitholders are the owners of, and have sole voting power over, such number of Seller Units as are indicated opposite each of their names on Schedule A attached hereto.

D. As a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, the Seller Unitholders have agreed to enter into this Agreement.

E. Each of Parent and the Seller Unitholders has determined that it is in its best interests to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Seller Securities” means, collectively, any Seller Units, any securities convertible into or exchangeable for any Seller Units or any interest in or right to acquire any of the foregoing, whether now owned or hereafter acquired by any party hereto.

“Expiration Time” shall mean the earlier to occur of (a) the Initial SNR Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof.

“Transfer” shall mean any direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or entry into any Contract with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, excluding entry into this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby.

2. Agreement to Retain the Seller Units.

2.1 No Transfer of Company Securities. Until the Expiration Time, each Seller Unitholder agrees not to (a) Transfer any Seller Securities (other than any Transfer that is an SNR Permitted Pre-Closing Transaction) or

F-1

(b) deposit any Seller Securities into a voting trust or enter into a voting agreement with respect to Seller Securities or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Agreement); provided, that any Seller Unitholder may Transfer any such Seller Units to any other Seller Unitholder or any Affiliate of any such Seller Unitholder in accordance with the terms of the SNR Charter Documents, provided that such Affiliate who is the transferee of such Seller Units evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Seller Unitholder.

2.2 Additional Purchases. Until the Expiration Time, each Seller Unitholder agrees that any Seller Units that such Seller Unitholder purchases or otherwise hereinafter acquires or with respect to which such Seller Unitholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement to the same extent as if they were owned by such Seller Unitholder as of the date hereof.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any Seller Securities in violation of this Section 2 shall, to the fullest extent permitted by applicable Law, be null and void ab initio.

3. Voting of Units.

3.1 Hereafter until the Expiration Time, in any action by written consent of the members of SNR requested by SNR’s board of managers or otherwise undertaken to seek the written consent of the holders of the Seller Units to adopt the Merger Agreement, approve the Transactions, including the Mergers and the Pre-Closing Reorganization, or in any other circumstances upon which a consent or other approval with respect to the Merger Agreement, the Transactions, the Mergers, the Pre-Closing Reorganization or the other transactions contemplated by the Merger Agreement is sought, each Seller Unitholder shall vote, consent or approve (or cause to be voted, consented or approved) all Seller Units currently or hereinafter owned by such Seller Unitholders in favor of the foregoing.

3.2 Hereafter until the Expiration Time, in any action by written consent of the members of SNR requested by SNR’s board of managers or otherwise undertaken to seek the written consent of the holders of the Seller Units, each Seller Unitholder shall vote, consent or approve (or cause to be voted, consented or approved) all Seller Units, currently or hereinafter owned by such Seller Unitholder against and withhold consent with respect to any merger, purchase of all or substantially all of SNR’s assets or other business combination transaction (other than the Merger Agreement, the Transactions and the other transactions contemplated thereby, including the Mergers and the Pre-Closing Reorganization). No Seller Unitholder shall commit or agree to take any action inconsistent with the foregoing that would be effective prior to the Expiration Time.

4. Additional Agreements. Each Seller Unitholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, MPMO, SNR or the other Parties to the Merger Agreement or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

5. Representations and Warranties of the Seller Unitholders. Each Seller Unitholder hereby represents and warrants to Parent as follows:

5.1 Due Authority. Such Seller Unitholder has the full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by such Seller Unitholder and constitutes a valid and binding agreement of such Seller Unitholder enforceable against it in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

5.2 Ownership of the Seller Securities. As of the date hereof, such Seller Unitholder is the owner of the Seller Units indicated on Schedule A hereto opposite such Seller Unitholder’s name, free and clear of any and all

F-2

Liens, other than (i) those created by this Agreement, (ii) Liens in favor of a broker dealer over property held in an account with such broker dealer generally which liens are released upon transfer of such property, including, without limitation, any Seller Units held on account with such broker-dealer, (iii) as may be set forth in the Charter Documents of SNR, or (iv) as disclosed on Schedule A. Such Seller Unitholder has as of the date hereof and, except pursuant to a transfer permitted in accordance with Section 2.1 hereof, will have until the Expiration Time, sole voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in this Agreement and power to agree to all of the matters applicable to such Seller Unitholder set forth in this Agreement, in each case, over all Seller Units currently or hereinafter owned by such Seller Unitholder. As of the date hereof, such Seller Unitholder does not own any other voting securities of SNR other than the Seller Units set forth on Schedule A opposite such Seller Unitholder’s name. As of the date hereof, such Seller Unitholder does not own any rights to purchase or acquire any other equity securities of SNR, except as set forth on Schedule A opposite such Seller Unitholder’s name.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Seller Unitholder does not, and the performance by such Seller Unitholder of the obligations under this Agreement and the compliance by such Seller Unitholder with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to such Seller Unitholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any limited liability company agreement, certificate of formation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of such Seller Unitholder, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Seller Units owned by such Seller Unitholder pursuant to any Contract to which such Seller Unitholder is a party or by which such Seller Unitholder is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Seller Unitholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to such Seller Unitholder in connection with the execution and delivery of this Agreement or the consummation by such Seller Unitholder of the transactions contemplated hereby.

5.4 Absence of Litigation. As of the date hereof, there is no action pending against, or, to the knowledge of such Seller Unitholder, threatened against such Seller Unitholder that would reasonably be expected to materially impair the ability of such Seller Unitholder to perform such Seller Unitholder’s obligations hereunder or to consummate the transactions contemplated hereby.

5.5 Absence of Other Voting Agreement. Except for this Agreement, such Seller Unitholder has not: (i) entered into any voting agreement, voting trust or similar agreement with respect to any Seller Securities or other equity securities of SNR owned by such Seller Unitholder, or (ii) granted any proxy, consent or power of attorney with respect to any Seller Units or other equity securities of SNR owned by such Seller Unitholder (other than as contemplated by this Agreement).

5.6 Reliance by Parent. Such Seller Unitholder understands and acknowledges that Parent is entering to the Merger Agreement in reliance upon such Seller Unitholder’s execution and delivery of this Agreement.

6. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Expiration Time and (ii) as to each Seller Unitholder, the mutual written agreement of Parent and such Seller Unitholder (such date, the “Termination Date”).

7. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, any direct or indirect ownership or incidence of ownership of or with respect to the Seller Unitholder’s Seller Units. All rights, ownership and economic benefits of and relating to the Seller Unitholder’s Seller Units and shall remain vested in and belong to the Seller Unitholder, and Parent shall have no authority to direct the Seller Unitholders in the voting or disposition of any of the Seller Units except as otherwise provided herein.

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8. Exclusivity. Until the Expiration Time, each Seller Unitholder agrees to comply with the obligations applicable to Affiliates of SNR pursuant to Section 7.13 of the Merger Agreement as if they were parties thereto.

9. Miscellaneous.

9.1 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void, unenforceable, or against its regulatory policy, the remainder of this Agreement will continue in full force and effect and the application of such term, provision, covenant or restriction to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto such that this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The parties hereto further agree to replace such void or unenforceable term, provision, covenant or restriction of this Agreement with a valid and enforceable term, provision, covenant or restriction that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable term, provision, covenant or restriction.

9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Termination Date. This Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Closing Date or the termination of this Agreement.

9.3 Assignment. Except for in connection with a Transfer as permitted pursuant to Section 2.1, no party hereto may assign, directly or indirectly, including by operation of Law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties hereto. Subject to the first sentence of this Section 10.3, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 10.3 shall be void.

9.4 Amendments and Modifications. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, at any time, by execution of an instrument in writing signed on behalf of each of the parties hereto with respect to any of the terms contained herein.

9.5 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to enforce specifically the terms and provisions hereof in the exclusive jurisdiction and venue of the courts of the State of Delaware or the federal courts located in the State of Delaware (the “Chosen Courts”) and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties hereto. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each party hereto hereby further agrees that in the event of any action by any other party hereto for specific performance or injunctive relief, it will not assert that a remedy at Law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

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9.6 Notices. All notices, consents and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized courier service guaranteeing overnight delivery, or sent via email to the parties hereto at the following addresses:

(i)	if to Parent:

Fortress Value Acquisition Corp.

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Attention: Alexander Gillette

E mail: agillette@fortress.com

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Jaclyn L. Cohen

Email: jackie.cohen@weil.com

if to any Seller Unitholder, to the address for notice set forth on Schedule A hereto,

with a copy to each of:

Simpson Thacher & Barlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

Attention: Gregory B. Klein

Email: gregory.kklein@stblaw.com

QVT Financial LP

444 Madison Avenue, 21st Floor

New York, NY 10022

Attention: Michael Gat

Email: michael.gat@qvt.com

unless otherwise specified herein, such notices or other communications will be deemed given (a) on the date delivered, if delivered personally, (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery, and (c) on the date delivered, if delivered by email. Each of the parties hereto will be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.

9.7 APPLICABLE LAW; JURISDICTION OF DISPUTES.

(a) THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, AND ANY ACTION, SUIT, DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, OR THE VALIDITY, INTERPRETATION, BREACH OR TERMINATION OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF THE STATE OF DELAWARE REGARDLESS OF THE LAW THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) EACH OF PARENT AND THE SELLER UNITHOLDERS IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE CHOSEN COURTS IN CONNECTION

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WITH ANY MATTER BASED UPON OR ARISING OUT OF THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE CONSUMMATION THEREOF, AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS AND WAIVES AND COVENANTS NOT TO ASSERT OR PLEAD ANY OBJECTION WHICH THEY MIGHT OTHERWISE HAVE TO SUCH MANNER OF SERVICE OF PROCESS. EACH OF PARENT AND THE SELLER UNITHOLDERS SHALL NOT ASSERT AS A DEFENSE IN ANY LEGAL DISPUTE, THAT (A) SUCH PERSON IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE CHOSEN COURTS FOR ANY REASON, (B) SUCH LEGAL PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE CHOSEN COURTS, (C) SUCH PERSON’S PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, (D) SUCH LEGAL PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR (E) THE VENUE OF SUCH LEGAL PROCEEDING IS IMPROPER. EACH OF PARENT AND THE SELLER UNITHOLDERS HEREBY AGREES NOT TO COMMENCE OR PROSECUTE ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT OTHER THAN BEFORE THE CHOSEN COURTS, NOR TO MAKE ANY MOTION OR TAKE ANY OTHER ACTION SEEKING OR INTENDING TO CAUSE THE TRANSFER OR REMOVAL OF ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT TO ANY COURT OTHER THAN THE CHOSEN COURTS, WHETHER ON THE GROUNDS OF INCONVENIENT FORUM OR OTHERWISE. EACH OF PARENT AND THE SELLER UNITHOLDERS HEREBY CONSENTS TO SERVICE OF PROCESS IN ANY SUCH PROCEEDING IN ANY MANNER PERMITTED BY DELAWARE LAW, AND FURTHER CONSENTS TO SERVICE OF PROCESS BY NATIONALLY RECOGNIZED OVERNIGHT COURIER SERVICE GUARANTEEING OVERNIGHT DELIVERY, OR BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, AT ITS ADDRESS SPECIFIED PURSUANT TO SECTION 10.6. NOTWITHSTANDING THE FOREGOING IN THIS SECTION 10.7, EACH OF PARENT AND THE SELLER UNITHOLDERS MAY COMMENCE ANY ACTION, CLAIM, CAUSE OF ACTION OR SUIT IN A COURT OTHER THAN THE CHOSEN COURTS SOLELY FOR THE PURPOSE OF ENFORCING AN ORDER OR JUDGMENT ISSUED BY THE CHOSEN COURTS.

9.8 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF PARENT AND THE SELLER UNITHOLDERS IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND EACH OTHER DOCUMENT EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NEITHER PARENT NOR THE SELLER UNITHOLDERS SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. FURTHERMORE, NEITHER PARENT NOR THE SELLER UNITHOLDERS SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

9.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and is not intended to confer upon any other Person other than the parties hereto any rights or remedies. This Agreement is not intended to and shall not be construed to give any third-party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby.

9.10 Counterparts. This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which

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shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

9.11 Effect of Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.12 Legal Representation. Each of the parties hereto agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party hereto drafting such agreement or document.

9.13 Expenses. Except as otherwise set forth in this Agreement and the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses.

9.14 No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Merger Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties hereto to this Agreement in their capacities as such and no former, current or future stockholders, unitholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, unitholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties hereto to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party hereto against the other parties hereto, in no event shall any party hereto or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

9.15 Waiver. No failure or delay on the part of Parent to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

[Remainder of Page Intentionally Left Blank]

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In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

PARENT:

FORTRESS VALUE ACQUISITION CORP.

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: Chief Executive Officer

[Signature Page to Target Support Agreement]

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SELLER UNITHOLDERS:

JHL CAPITAL GROUP HOLDINGS ONE LLC

By:	/s/ James H. Litinsky
Name: James H. Litinsky
Title: Authorized Signatory

SARATOGA PARK LTD.

By:	/s/ Dan Gold
Name: Dan Gold
Title: Director

FOURTH AVENUE FF OPPORTUNITIES LP – SERIES E

By:	/s/ Dan Gold
Name: Dan Gold
Title: Managing Member

QVT FAMILY OFFICE ONSHORE LP

By	its general partner, QVT Associates GP LLC

By:	/s/ Dan Gold
Name: Dan Gold
Title: Managing Member

[Signature Page to Target Support Agreement]

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Schedule A

Seller Unitholder Name	Addresses for Notice	Number of SNR Units
JHL Capital Group Holdings One LLC	900 N. Michigan Avenue, Suite 1340 Chicago, IL 60611	4,970,944.87
Saratoga Park Ltd.	c/o QVT Financial LP 444 Madison Avenue, 21st Floor New York, NY 10022	473,907.025
Fourth Avenue FF Opportunities LP – Series E	c/o QVT Financial LP 444 Madison Avenue, 21st Floor New York, NY 10022	563,601.117
QVT Family Office Onshore LP	c/o QVT Financial LP 444 Madison Avenue, 21st Floor New York, NY 10022	75,018.209
Total	N/A	6,083,471.22

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ANNEX G

WARRANT EXCHANGE AGREEMENT

This Warrant Exchange Agreement (this “Agreement”) is entered into as of July 15, 2020, by and between Fortress Value Acquisition Corp., a Delaware corporation (the “Company”), and Fortress Acquisition Sponsor LLC (the “Sponsor”). The parties to this Agreement are referred to herein as the “Parties” or, each individually, as a “Party.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, substantially concurrently with the closing of the Company’s initial public offering of the Company’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), the Company issued to the Sponsor, 5,933,333 private placement warrants for $1.50 per warrant, each of which is exercisable to purchase one Class A Share, at an exercise price of $11.50 per share (the “Private Placement Warrants”), pursuant to that certain Private Placement Warrants Purchase Agreement, effective as of April 29, 2020, between the Sponsor and the Company (the “Private Placement Warrant Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company shall enter into that certain Merger Agreement (the “Merger Agreement”), dated as of July 15, 2020, by and among the Company, FVAC Merger Corp. I, a Delaware corporation, FVAC Merger LLC II, a Delaware limited liability company, FVAC Merger LLC III, a Delaware limited liability company, FVAC Merger LLC IV a Delaware limited liability company, MP Mine Operations LLC (“MPMO”), a Delaware limited liability company and Secure Natural Resources LLC (“SNR”), a Delaware limited liability company, that, among other things, provides for a business combination transaction pursuant to which MPMO and SNR will, through a series of transactions, become indirect wholly-owned Subsidiaries of the Company; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Parties wish to enter into this Agreement, pursuant to which immediately prior to, and contingent upon, the Initial Effective Times (the “Exchange Effective Time”), the Sponsor will exchange all of the 5,933,333 Private Placement Warrants held by the Sponsor with the Company for newly issued shares of the Company’s Class F stock, par value $0.0001 per share (“Class F Shares”), at an exchange ratio of one (1) Private Placement Warrant for 0.15 of a Class F Share, resulting in the exchange of 5,933,333 Private Placement Warrants into 890,000 Class F Shares (the “Acquired Shares”), on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

AGREEMENT

1. Issuance and Exchange.

a) At the Exchange Effective Time, and subject to the conditions set forth in this Agreement, (i) the Sponsor shall surrender for cancellation to the Company all of the Sponsor’s 5,933,333 Private Placement Warrants, which shall be deemed automatically cancelled and retired in full, and the Private Placement Warrant Agreement shall be deemed automatically terminated and all rights, liabilities and obligations thereunder discharged in full, and (ii) in consideration therefor, the Company shall issue to the Sponsor 890,000 Class F Shares (the “Warrant Exchange Closing”).

b) At the Exchange Effective Time and simultaneous with the consummation of the Warrant Exchange Closing, the Company shall (i) issue to the Sponsor the Acquired Shares, and (ii) authorize and instruct the Company’s transfer agent to record the issuance of the Acquired Shares, in uncertificated, book-entry form, on the stock transfer books of the Company as of the Exchange Effective Time.

c) Notwithstanding anything to the contrary in the Private Placement Warrant Agreement, the Sponsor hereby (i) waives its right to exercise such Private Placement Warrants to purchase one Class A Share at an exercise price of $11.50 per share and (ii) agrees to exchange each Private Placement Warrant held by the Sponsor for 0.15 of a Class F Share pursuant to the terms and conditions of this Agreement.

2. Delivery of Acquired Shares.

a) The Company shall register the Sponsor as the owner of the Acquired Shares with the Company’s transfer agent by book entry on the date of the Warrant Exchange Closing. The rights, privileges and preferences of the Acquired Shares shall be those ascribed to the Company’s Class F Shares in the Company’s certificate of incorporation, bylaws or any other charter document of the Company, as shall be in effect from time to time.

b) The Acquired Shares shall contain a notation evidencing that the Acquired Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).

c) The Company and the Sponsor are each party to that certain Registration Rights Agreement, dated as of April 29, 2020, by and among the Company, the Sponsor and the other parties signatory thereto (the “Existing Registration Rights Agreement”). At or prior to the Closing, the Sponsor, the Company and the other parties signatory thereto shall amend and restate the Existing Registration Rights Agreement, in the form attached to the Merger Agreement, and the Company and the Sponsor agree that the Acquired Shares will constitute “Registrable Securities” for purposes of such agreement (the “Registration Rights”).

d) The Sponsor and the Company acknowledge and agree that the Acquired Shares shall be subject to the same terms and conditions applicable to the Founder Shares (as defined in the Letter Agreement, dated as of the date hereof, by and among the Company, the Sponsor and the other parties signatory thereto (the “Letter Agreement”), including, without limitation, the restrictions set forth in Sections 1, 3, 7 (excluding Section 7(b) thereof) and 17 of the Letter Agreement.

e) Notwithstanding anything to the contrary contained in Section 7(b) of the Letter Agreement, prior to the Warrant Exchange Closing, Sponsor shall not, directly or indirectly, sell, assign, transfer or otherwise dispose of or hypothecate, or otherwise grant any interest in or to, the Private Placement Warrants other than pursuant to this Agreement.

3. Representations and Warranties of the Sponsor. The Sponsor represents and warrants to the Company as follows as of the date hereof:

a)	Organization and Requisite Authority. The Sponsor possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement.

b)	Authorization; No Breach.

i)

This Agreement constitutes a valid and binding obligation of the Sponsor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or law).

ii)

The execution and delivery by the Sponsor of this Agreement and the fulfillment of and compliance with the terms hereof by the Sponsor does not and shall not as of the Warrant Exchange Closing conflict with or result in a breach by the Sponsor of the terms, conditions or provisions of any agreement, instrument, order, judgment or decree to which the Sponsor is subject.

c)	Investment Representations.

i)

The Sponsor is acquiring the Acquired Shares, for the Sponsor’s own account, for investment purposes only and not with a view towards, or for resale in connection with, any public sale or distribution thereof.

ii)	The Sponsor is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D under the Securities Act.

iii)

The Sponsor understands that the Acquired Shares will be issued in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Sponsor’s compliance with, the representations and warranties of the Sponsor set forth herein in order to determine the availability of such exemptions and the eligibility of the Sponsor to acquire the Acquired Shares.

iv)	The Sponsor did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act.

v)

The Sponsor has been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the transactions contemplated by this Agreement which have been requested by the Sponsor. The Sponsor has been afforded the opportunity to ask questions of the executive officers and directors of the Company.

vi)

The Sponsor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Acquired Shares or the fairness or suitability of the investment in the Acquired Shares by the Sponsor nor have such authorities passed upon or endorsed the merits of the offering of the Acquired Shares.

vii)

The Sponsor understands that: (A) the Acquired Shares have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (1) subsequently registered thereunder or (2) sold in reliance on an exemption therefrom; and (B) except as specifically set forth in the A&R Registration Rights Agreement, neither the Company nor any other person is under any obligation to register the Acquired Shares under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. In this regard, the Sponsor understands that the SEC has taken the position that promoters or affiliates of a blank check company and their transferees, both before and after a business combination transaction, are deemed to be “underwriters” under the Securities Act when reselling the securities of a blank check company. Based on that position, Rule 144 adopted pursuant to the Securities Act would not be available for resale transactions of the Acquired Shares despite technical compliance with the requirements of such Rule, and the Acquired Shares can be resold only through a registered offering or in reliance upon another exemption from the registration requirements of the Securities Act.

viii)

The Sponsor has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of an investment in the Acquired Shares. The Sponsor has adequate means of providing for its current financial needs and contingencies and will have no current or anticipated future needs for liquidity which would be jeopardized by the investment in the Acquired Shares. The Sponsor can afford a complete loss of its investment in the Acquired Shares.

4. Representations and Warranties of the Company. The Company represents and warrants to the Sponsor as follows as of the date hereof.

a)

Organization and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the financial condition, operating results or assets of the Company. The Company possesses all requisite corporate power and authority necessary to carry out the transactions contemplated by this Agreement.

b)	Authorization; No Breach.

i)

The execution, delivery and performance of this Agreement has been duly authorized by the Company as of the Warrant Exchange Closing. This Agreement constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or law).

ii)

The execution and delivery by the Company of this Agreement, the exchange of the Private Placement Warrants, the issuance of the Acquired Shares and the fulfillment of, and compliance with, the respective terms hereof and thereof by the Company, do not and will not as of the Warrant Exchange Closing (A) conflict with or result in a breach of the terms, conditions or provisions of, (B) constitute a default under, (C) result in the creation of any lien, security interest, charge or encumbrance upon the Company’s capital stock or assets under, (D) result in a violation of, or (E) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to the certificate of incorporation of the Company or the bylaws of the Company, or any material law, statute, rule or regulation to which the Company is subject, or any agreement, order, judgment or decree to which the Company is subject, except for any filings required after the date hereof under federal or state securities laws.

c)

Title to Acquired Shares. Upon issuance in accordance with the terms hereof, the Acquired Shares will be duly and validly issued, fully paid and nonassessable. Upon issuance in accordance with the terms hereof, the Sponsor will have good title to the Acquired Shares, free and clear of all liens, claims and encumbrances of any kind, other than (i) transfer restrictions hereunder and under the other agreements contemplated hereby, (ii) transfer restrictions under federal and state securities laws, and (iii) liens, claims or encumbrances imposed due to the actions of the Sponsor.

d)

Governmental Consents. No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of any other transactions contemplated hereby.

5. Conditions of the Sponsor’s Obligations. The obligations of the Sponsor to the Company under this Agreement are subject to the fulfillment, on or before the Warrant Exchange Closing, of each of the following conditions:

a)	Representations and Warranties. The representations and warranties of the Company contained in Section 4 hereof shall be true and correct at and as of the Warrant Exchange Closing as though then made.

b)

Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Warrant Exchange Closing.

c)

No Injunction. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby, which prohibits the consummation of any of the transactions contemplated by this Agreement.

d)

Merger Agreement. The Merger Agreement shall not have been terminated, and the Company shall have satisfied or received a waiver of satisfaction of its respective conditions to the consummation of the Transactions as set forth in Article VIII of the Merger Agreement.

6. Conditions of the Company’s Obligations. The obligations of the Company to the Sponsor under this Agreement are subject to the fulfillment, on or before the Warrant Exchange Closing, of each of the following conditions:

a)	Representations and Warranties. The representations and warranties of the Sponsor contained in Section 3 hereof shall be true and correct at and as of the Warrant Exchange Closing as though then made.

b)

Performance. The Sponsor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Sponsor on or before the Warrant Exchange Closing.

c)

No Injunction. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby, which prohibits the consummation of any of the transactions contemplated by this Agreement.

d)

Merger Agreement. The Merger Agreement shall not have been terminated, and the Company shall have satisfied or received a waiver of satisfaction of its conditions to the consummation of the Transactions as set forth in Article VIII of the Merger Agreement.

7. Termination. This Agreement may be terminated only upon (a) by mutual written consent of the Company and the Sponsor or (b) automatically upon the termination of the Merger Agreement in accordance with its terms.

8. Miscellaneous.

a)

Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of the respective successors of the Parties hereto whether so expressed or not. Notwithstanding the foregoing or anything to the contrary herein, the Parties may not assign this Agreement, other than assignments by the Sponsor to affiliates thereof.

b)

Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

c)

Counterparts. This Agreement may be executed simultaneously in two or more counterparts, none of which need contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement.

d)

Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than by limitation.

e)

Governing Law. This Agreement shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of the State of New York.

f)	Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Company and the Sponsor has executed or caused this Agreement to be executed by its duly authorized representative as of the date first set forth above.

SPONSOR:

FORTRESS ACQUISITION SPONSOR LLC

By:	/s/ Alexander Gillette
Name: Alexander Gillette Title: Secretary

COMPANY:

FORTRESS VALUE ACQUISITION CORP.

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight Title: Chief Executive Officer

[Signature Page to Warrant Exchange Agreement]

Annex H

Fortress Value Acquisition Corp.

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

August 26, 2020

Re:    Restated Parent Sponsor Letter Agreement

Ladies and Gentlemen:

Reference is made to that certain letter agreement dated as of July 15, 2020 (the “Letter Agreement”), by and among Fortress Acquisition Sponsor LLC (the “Sponsor”) and each of the undersigned individuals, each of whom is a member of Parent’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders”), which Letter Agreement amended and restated in its entirety that certain Letter Agreement, dated as of April 29, 2020, entered into and delivered to you in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 15, 2020, by and among Fortress Value Acquisition Corp., a Delaware corporation (“Parent”), MP Mine Operations LLC, a Delaware limited liability company (“MPMO”), Secure Natural Resources LLC, a Delaware limited liability company (“SNR” and, together with MPMO, the “Companies”), and the other parties thereto, as amended (the “Merger Agreement”). This letter (the “Restated Letter”) is being entered into and delivered to you in connection with the transactions contemplated by the Merger Agreement and serves to amend and restate the Letter Agreement. Certain capitalized terms used herein are defined in paragraph 11 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

In connection with the transactions contemplated by the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor and each of the Insiders hereby severally (and not jointly and severally) agree with Parent, as follows:

1.    The Sponsor and each Insider agrees with Parent that if Parent seeks Parent Stockholder Approval of a proposed Business Combination (including, without limitation, the Transactions), then in connection with such proposed Business Combination, it, he or she shall: (i) appear at such meeting or otherwise cause any Covered Shares owned by it, him or her to be counted as present thereat for the purpose of establishing a quorum, (ii) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect thereto), all of its, his or her Covered Shares in favor of each Parent Stockholder Matter and any other matters necessary or reasonably requested by Parent in connection with a proposed Business Combination and (iii) not redeem any of its Covered Shares owned by it, him or her for redemption in connection with such stockholder approval or proposed Business Combination.

2.    The Sponsor and each Insider hereby agrees with Parent that in the event that Parent fails to consummate a Business Combination within 24 months from the closing of the Public Offering, or such later period approved by Parent’s stockholders in accordance with Parent’s amended and restated certificate of incorporation, the Sponsor and each Insider shall take all reasonable steps to cause Parent to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Common Stock sold as part of the Units in the Public Offering (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Parent to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish all Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Parent’s remaining stockholders and Parent’s board of directors, dissolve and liquidate, subject in each case to Parent’s obligations under Delaware law to provide for claims of creditors and other requirements of other applicable law. The Sponsor and each Insider agrees to not propose any amendment (i) to Parent’s amended and restated certificate of incorporation that would affect the substance or timing of Parent’s obligation to allow redemption in connection with Parent’s initial Business Combination or to redeem 100% of the Offering Shares if Parent does not complete a Business Combination within 24 months from the closing of the Public Offering or (ii) with respect to any other provision of Parent’s amended and restated certificate of incorporation relating to stockholders’ rights or pre-initial Business Combination activity, unless Parent provides its Public Stockholders with the opportunity to redeem their shares of Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Parent to pay its taxes, divided by the number of then outstanding Offering Shares.

The Sponsor and each Insider acknowledges that it, he or she has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of Parent as a result of any liquidation of Parent with respect to the Founder Shares held by it, him or her. The Sponsor and each Insider hereby further waives, with respect to any shares of Common Stock held by it, him or her, if any, any redemption rights it, he or she may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Combination or in the context of a tender offer made by Parent to purchase shares of Common Stock (although the Sponsor, the Insiders and their respective affiliates shall be entitled to redemption and liquidation rights with respect to any Offering Shares they hold if Parent fails to consummate a Business Combination within 24 months from the date of the closing of the Public Offering). The Sponsor and each Insider hereby further waives, with respect to any shares of Common Stock held by it, him or her, if any, any redemption rights it, he or she may have in connection with a stockholder vote to approve an amendment to Parent’s amended and restated certificate of incorporation (A) to modify the substance or timing of Parent’s obligation to allow redemption in connection with Parent’s initial Business Combination or to redeem 100% of the Offering Shares if Parent does not complete a Business Combination within 24 months from the closing of the Public Offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity.

3.    Notwithstanding the provisions set forth in paragraph 7(a) below, during the period commencing on the effective date of the Underwriting Agreement and ending 180 days after such date, the Sponsor and each Insider shall not, without the prior written consent of the Representatives, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (the “Commission”) promulgated thereunder, with respect to any Units, shares of Common Stock, Founder Shares, Parent Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Units, shares of Common Stock, Founder Shares, Parent Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement, specified in clause (i) or (ii). Each of the Insiders and the Sponsor acknowledges and agrees that, prior to the effective date of any release or waiver of the restrictions set forth in this paragraph 3 or paragraph 7 below, Parent shall announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if the release or waiver is effected solely to permit a transfer not for consideration and the transferee has agreed in writing to be bound by the same terms described in this Restated Letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

4.    In the event of the liquidation of the Trust Account, the Sponsor (which for purposes of clarification shall not extend to any other shareholders, members or managers of the Sponsor) agrees to indemnify and hold harmless Parent against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which Parent may become subject as a result of any claim by (a) any third party for services rendered (other than Parent’s independent public accountants) or products sold to Parent or (b) a prospective target business with which Parent has discussed entering into a transaction agreement (a “Target”); provided, however, that such indemnification of Parent by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered (other than Parent’s independent public accountants) or products sold to Parent or a Target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per Offering Share or (ii) such lesser amount per Offering Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay its taxes, except as to any claims by a third party (including a Target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Parent’s indemnity of the Public Offering underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In the event that any such executed waiver is deemed to be unenforceable against such third party, the Sponsor shall not be responsible to the extent of any liability for such third party claims. The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to Parent if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies Parent in writing that it shall undertake such defense. For the avoidance of doubt, none of Parent’s officers or directors will indemnify Parent for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

5.    The Sponsor and each Insider hereby agrees and acknowledges that: (a) the Public Offering underwriters would be irreparably injured in the event of a breach by such Sponsor or Insider of its, his or her obligations under paragraphs 1, 2, 3, 4, 5, 7(a) and 9, as applicable, of this Restated Letter, (b) the Companies would be irreparably injured in the event of a breach by such Sponsor or Insider of its, his or her obligations under paragraphs 1, 5, 6, 7 and 9, as applicable, of this Restated Letter, (c) monetary damages may not be an adequate remedy for such breach and (d) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

6.    The Sponsor and each Insider hereby agrees that, subject to the satisfaction or waiver of each of the conditions to Closing set forth in Article VIII of the Merger Agreement, immediately prior to the Closing, (a)(i) if the amount of cash available in the Trust Account, less (ii) any amounts required to satisfy Parent’s stockholder redemptions, plus (b) the PIPE Investment Amount, is less than $495 million, then Sponsor and each Insider shall surrender to Parent a number of Founder Shares (the “Surrendered Shares”) equal to their pro rata share of the product of (x) 8,625,000 and (y) a fraction, the numerator of which is (1) $495 million, minus (2)(A) the cash available in the Trust Account after deducting the amount required to satisfy redemptions, plus (B) the PIPE Investment Amount, and the denominator of which is $495 million.

7.    (a) Notwithstanding the provisions set forth in paragraph 3, the Sponsor and each Insider agrees that it, he or she shall not Transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) or any Private Placement Warrants (or shares of Capital Stock issued or issuable upon the exchange, exercise or conversion of the Private Placement Warrants) until the earliest to occur of: (i) one year after the completion of Parent’s initial Business Combination; (ii) subsequent to Parent’s initial Business Combination, if the last reported sale price of the shares of Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after Parent’s initial Business Combination; and (iii) the date following the completion of Parent’s initial Business Combination on which Parent completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of Parent’s Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “Lock-up Period”).

(b)    Notwithstanding the provisions set forth in paragraphs 3 and 7(a), Transfers of the Founder Shares, Private Placement Warrants and shares of Capital Stock issued or issuable upon the exchange, exercise or conversion of the Private Placement Warrants or the Founder Shares and that are held by the Sponsor, Insider or any of their permitted transferees (that have complied with this paragraph 7(b)), are permitted: (i) to Parent’s officers or directors, any affiliates or family members of any of Parent’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the securities were originally purchased; (vi) transfers in the event of Parent’s liquidation prior to the completion of an initial Business Combination; (vii) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; and (viii) in the event of Parent’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of Parent’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the completion of Parent’s initial Business Combination; provided, however, that in the case of clauses (i) through (v), any such permitted transferee must enter into a written agreement agreeing to be bound by the restrictions herein.

(c)    Vesting Provisions for Founder Shares. The Sponsor and each of the Insiders agrees that, as of the Closing, all of the remaining shares of Common Stock issued or issuable upon the exercise or conversion of the Founder Shares following Sponsor’s surrender of the Surrendered Shares to Parent (the “Vesting Shares”) shall be unvested and shall be subject to the vesting and forfeiture provisions set forth in this paragraph 7(c). The Sponsor and each of the Insiders agrees that it shall not (and will cause its Affiliates not to) Transfer any unvested Vesting Shares prior to the later of (x) the expiration of the Lock-up Period and (y) the date such Vesting Shares become vested pursuant to this paragraph 7(c).

(i)    Vesting of Shares.

(1)    50% of the Vesting Shares beneficially owned by Sponsor and each of the Insiders shall vest at such time as a $12.00 Stock Price Level is achieved on or before the date that is ten years after the Closing Date.

(2)    25% of the Vesting Shares beneficially owned by Sponsor and each of the Insiders shall vest at such time as a $14.00 Stock Price Level is achieved on or before the date that is ten years after the Closing Date.

(3)    25% of the Vesting Shares beneficially owned by Sponsor and each of the Insiders shall vest at such time as a $16.00 Stock Price Level is achieved on or before the date that is ten years after the Closing Date.

(4)    Holders of Vesting Shares subject to the vesting provisions of this paragraph 7(c) shall be entitled to vote such Vesting Shares and receive dividends and other distributions with respect to such Vesting Shares prior to vesting; provided, that dividends and other distributions with respect to Vesting Shares that are subject to performance vesting pursuant to paragraph 7(c)(i) shall be set aside by Parent and shall be paid to such holders upon the vesting of such Vesting Shares (if at all).

(ii)    Acceleration of Vesting upon a Parent Sale. Notwithstanding the foregoing, in the event Parent enters into a binding agreement with respect to a Parent Sale on or before the tenth (10th) anniversary of the Closing Date, and the value of the purchase consideration paid for each share of Parent Stock in such Parent Sale is equal to or in excess of (a) $12.00, then the Vesting Shares that were eligible to vest pursuant to paragraph 7(c)(i)(1) and remain unvested, if any, shall vest on the day immediately preceding the closing of such Parent

Sale, (b) $14.00, then the Vesting Shares that were eligible to vest pursuant to paragraph 7(c)(i)(2) and remain unvested, if any, shall vest on the day immediately preceding the closing of such Parent Sale, and/or (c) $16.00, then the Vesting Shares that were eligible to vest pursuant to paragraph 7(c)(i)(3) and remain unvested, if any, shall vest on the day immediately preceding the closing of such Parent Sale. To the extent the consideration paid for each share of Parent Stock in such Parent Sale includes contingent consideration or property other than cash, Parent’s board of directors shall determine, in good faith, the value of the purchase consideration paid for each share of Parent Stock in such Parent Sale and any equitable adjustment required in respect of any unvested Vesting Shares. For the avoidance of doubt, following a transaction or business combination that is not a “Parent Sale” hereunder, including a transaction or business combination in which the equity securities of the surviving entity of such business combination or other transaction are registered under the Exchange Act and listed or quoted for trading on a national securities exchange, the equitable adjustment provisions of paragraph 17 shall apply, including, without limitation, to the performance vesting criteria set forth in paragraph 7(c)(i).

(iii)    Forfeiture of Unvested Founder Shares. Vesting Shares that remain unvested on the first Business Day after the tenth (10th) anniversary of the Closing Date shall be surrendered by Sponsor or the applicable Insider to Parent, without any consideration for such Transfer.

(iv)    Stock Price Level. For purposes of this paragraph 7(c), the applicable “Stock Price Level” will be considered achieved only when the VWAP of Common Stock on the New York Stock Exchange equals or exceeds the applicable threshold for any 20 trading days during a 30 consecutive trading day period. The Stock Price Levels will be equitably adjusted on account of any share split, reverse share split or similar equity restructuring transaction in accordance with paragraph 17 hereof.

(v)    Waiver of Conversion Ratio Adjustment. (A) Section 4.3(b)(i) of Parent’s amended and restated certificate of incorporation provides that each Founder Share shall automatically convert into one share of Common Stock (the “Initial Conversion Ratio”) at the time of the Business Combination, and (B) Section 4.3(b)(ii) of Parent’s amended and restated certificate of incorporation provides that the Initial Conversion Ratio shall be adjusted (the “Adjustment”) in the event that additional shares of Common Stock are issued in excess of the amounts offered in Parent’s initial public offering of securities such that the Sponsor and the Insiders shall continue to own 25% of the issued and outstanding shares of Capital Stock after giving effect to such issuance.

(vi)    As of and conditioned upon the Closing, the Sponsor and each Insider hereby irrevocably relinquishes and waives any and all rights the Sponsor and each Insider has or will have under Section 4.3(b)(ii) of Parent’s amended and restated certificate of incorporation to receive shares of Common Stock in excess of the number issuable at the Initial Conversion Ratio upon conversion of the existing Founder Shares held by him, her or it, as applicable, in connection with the Closing as a result of any Adjustment.

8.    The Sponsor and each Insider represents and warrants that (i) it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked and (ii) it, he or she has full right and power, without violating any Contract to which it, he or she is bound, to enter into this Restated Letter. Each Insider’s biographical information furnished to Parent (including any such information included in the Prospectus) is true and accurate in all respects and does not omit any material information with respect to such Insider’s background. The Sponsor’s and each Insider’s questionnaire furnished to Parent is true and accurate in all respects. The Sponsor and each Insider represents and warrants that: it, he or she is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; it, he or she has never been convicted of, or pleaded guilty to, any crime (i) involving fraud, (ii) relating to any financial transaction or handling of funds of another person, or (iii) pertaining to any dealings in any securities and it, he or she is not currently a defendant in any such criminal proceeding.

9.    Except as disclosed in the Prospectus, neither the Sponsor nor any Insider nor any affiliate of the Sponsor or any Insider, shall receive from Parent any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of Parent’s initial Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination: repayment of a loan and advances of up to an aggregate of $300,000 made to Parent by the Sponsor to cover offering related and organizational expenses; payment to an affiliate of the Sponsor for office space, administrative support services for a total of $20,000 per month; reimbursement for any out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination, and repayment of loans, if any, and on such terms as to be determined by Parent from time to time, made by the Sponsor or any of Parent’s officers or directors to finance transaction costs in connection with an intended initial Business Combination, provided, that, if Parent does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by Parent to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. In the event the Merger Agreement is terminated in accordance with its terms, up to $1,500,000 of such loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants.

10.    The Sponsor and each Insider has full right and power, without violating any agreement to which it, he or she is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Restated Letter and, as applicable, to serve as a director on the board of directors of Parent and hereby consents to being named in the Prospectus as a director of Parent.

11.    As used herein, the following terms shall have the respective meanings set forth below:

(a)    “beneficially own,” “beneficial ownership” and “beneficial owner” shall have the meaning ascribed to it in Section 13(d) of the Exchange Act.

(b)    “Business Combination” shall mean a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving Parent and one or more businesses.

(c)    “Capital Stock” shall mean, collectively, the Common Stock and the Founder Shares.

(d)    “Common Stock” shall mean Parent’s Class A common stock, par value $0.0001 per share.

(e)    “Covered Shares” shall mean, in respect of any Sponsor or Insider, all shares of Capital Stock owned (beneficially or of record) by such Sponsor or Insider as of the date of the Merger Agreement, together with any additional shares of Common Stock or Founder Shares (or any securities convertible into or exercisable or exchangeable for Common Stock or Founder Shares) in which such Sponsor or Insider acquires record or beneficial ownership after the date of the Merger Agreement, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exchange, exercise or conversion of any such securities.

(f)    “Founder Shares” shall mean the 8,625,000 shares of Parent’s Class F common stock, par value $0.0001 per share, initially issued to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.003 per share, prior to the consummation of the Public Offering.

(g)    “Parent Sale” shall mean the occurrence of any of the following events: (i) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto is or becomes the beneficial owner, directly or indirectly, of securities of Parent representing more than 50% of the combined voting power of Parent’s then outstanding voting securities, (ii) there is consummated a merger or consolidation of Parent with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (A) the board of directors of Parent immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (B) the voting securities of Parent immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (ii) the shareholders of Parent approve a plan of complete liquidation or dissolution of Parent or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Parent of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole, other than such sale or other disposition by Parent of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of Parent in substantially the same proportions as their ownership of Parent immediately prior to such sale.

(h)    “Private Placement Warrants” shall mean the warrants to purchase up to 5,933,333 shares of Common Stock of Parent that the Sponsor purchased for an aggregate purchase price of $8,900,000 in the aggregate, or $1.50 per warrant, in a private placement that occurred substantially concurrently with the consummation of the Public Offering.

(i)    “Prospectus” shall mean the registration statement on Form S-1 and prospectus filed by Parent with the Commission in connection with the Public Offering.

(j)    “Public Offering” shall mean the underwritten initial public offering of 34,500,000 of Parent’s units (the “Units”), including the issuance of 4,500,000 Units as a result of the Parent underwriters’ exercise of their over-allotment option in full, each comprised of one share of Common Stock and one-third of one warrant.

(k)    “Public Stockholders” shall mean the holders of securities issued in the Public Offering.

(l)    “Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

(m)    “VWAP” shall mean, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by Parent.

12.    This Restated Letter and, solely as between Parent and the Sponsor, the Parent Sponsor Warrant Exchange Agreement, constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Restated Letter may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

13.    No party hereto may assign either this Restated Letter or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties and the Companies, who are intended third party beneficiaries of paragraph 5 hereof (except that, following any valid termination of the Merger Agreement, no consent from the Companies shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Restated Letter shall be binding on Parent, Sponsor and each Insider and their respective successors, heirs and assigns and permitted transferees.

14.    This Restated Letter shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Restated Letter shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

15.    Any notice, consent or request to be given in connection with any of the terms or provisions of this Restated Letter shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.

16.    This Restated Letter shall terminate on the earlier of (i) the latest of (x) the expiration of the Lock-up Period or (y) the vesting in full and delivery of all Vesting Shares, or (ii) the liquidation of Parent. No such termination shall relieve the Sponsor, the Insiders or Parent from any liability resulting from a breach of this Restated Letter occurring prior to such termination.

17.     If, and as often as, there are any changes in Parent, the Founder Shares or Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Restated Letter as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Parent, Parent’s successor or the surviving entity of such transaction, the Founder Shares or Common Stock, each as so changed. For the avoidance of doubt, such equitable adjustment shall be made to the applicable Stock Price Levels set forth in paragraph 7(c).

18.    Each party hereto that is also a party to that certain Registration Rights Agreement, dated as of April 29, 2020, by and among Parent, the Sponsor and the other parties signatory thereto (the “Existing Registration Rights Agreement”), hereby agrees to amend and restate the Existing Registration Rights Agreement, effective as of the Closing. At or prior to the Closing, the Sponsor and each Insider contemplated to become a party to the Registration Rights Agreement shall deliver to Parent such agreement, duly executed by such Person, in the form attached to the Merger Agreement.

[Signature Page Follows]

Sincerely,

SPONSOR:

FORTRESS ACQUISITION SPONSOR LLC

By:	/s/ Alexander Gillette
Name:	Alexander Gillette
Title:	Secretary

INSIDERS:

By:	/s/ R. Edward Albert III
Name:	R. Edward Albert III

By:	/s/ Daniel N. Bass
Name:	Daniel N. Bass

By:	/s/ Micah B. Kaplan
Name:	Micah B. Kaplan

By:	/s/ Aaron F. Hood
Name:	Aaron F. Hood

By:	/s/ Carmen Policy
Name:	Carmen Policy

Acknowledged and Agreed: PARENT:
FORTRESS VALUE ACQUISITION CORP.

By:	/s/ Andrew A. McKnight
Name:	Andrew A. McKnight
Title:	Chief Executive Officer

ANNEX I

FORM OF

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2020, is made and entered into by and among Fortress Value Acquisition Corp., a Delaware corporation (the “Company”), Fortress Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), , the undersigned parties listed under Existing Holders on the signature page hereto (each such party, together with the Sponsor and any person or entity deemed an “Existing Holder” , an “Existing Holder” and collectively the “Existing Holders”) and the undersigned parties listed under New Holders on the signature page hereto (each such party, together with any person or entity deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “New Holder” and collectively the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Existing Holders are party to that certain Registration Rights Agreement dated April 29, 2020 (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 15, 2020, by and among the Company, FVAC Merger Corp. I, a Delaware corporation, FVAC Merger LLC II, a Delaware limited liability company, FVAC Merger LLC III, a Delaware limited liability company, FVAC Merger LLC IV, a Delaware limited liability company, MP Mine Operations LLC, a Delaware limited liability company and Secure Natural Resources LLC, a Delaware limited liability company;

WHEREAS, pursuant to the transactions contemplated by the Merger Agreement and subject to the terms and conditions set forth therein, the New Holders will receive shares of common stock, par value $0.0001, of the Company (“Company Stock”), upon the closing of such transactions (the “Closing”);

WHEREAS, the New Holders may receive additional shares of Company Stock (the “Earn Out Shares”) pursuant to the earn out provisions in the Merger Agreement;

WHEREAS, the Company and the Sponsor have entered into that certain Securities Subscription Agreement, dated as of January 31, 2020, pursuant to which the Sponsor purchased an aggregate of 8,625,000 shares (the “Founder Shares”) of the Company’s Class F common stock, par value $0.0001 per share (the “Class F Common Stock”), and the Sponsor subsequently transferred an aggregate of 50,000 Founder Shares to the other Existing Holders;

WHEREAS, the Company and the Existing Holders have entered into that certain Amended & Restated Sponsor Letter Agreement (the “Sponsor Agreement”), dated as of July 15, 2020, wherein the Sponsor and the Existing Holders agreed, in connection with the Closing, to surrender to the Company certain Founder Shares under certain circumstances and to subject the Founder Shares held by the Sponsor to certain vesting requirements, in accordance with the terms of the Sponsor Agreement;

WHEREAS, the Company and the Sponsor have entered into that certain Warrant Exchange Agreement (the “Warrant Exchange Agreement”), dated as of July 15, 2020, wherein, in connection with the Closing, the

Sponsor agreed to exchange the Sponsor Private Placement Warrants for Class F Common Stock and convert such Class F Common Stock into vested Company Stock, which shall thereupon be considered “Founder Shares” for purposes of this Agreement;

WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Existing Holders of a majority-in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question; and

WHEREAS, the Company and all of the Existing Holders desire to amend and restate the Existing Registration Rights Agreement in order to provide the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Class F Common Stock” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Commission Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Company” shall have the meaning given in the Preamble.

“Company Stock” shall have the meaning given in the Recitals hereto.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Earn Out Shares” shall have the meaning given in the Recitals hereto.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning in the Preamble.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.

“Founder Shares” shall have the meaning given in the Recitals hereto and shall be deemed to include the Company Stock issued upon conversion thereof.

“Founder Shares Lock-Up Period” shall mean, with respect to the Founder Shares, from the date hereof until the earliest to occur of (A) one year after the date hereof; (B) the first date the closing price of the Company Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof, but in no event prior to the expiration of the New Holder Lock-Up Period; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their Company Stock for cash, securities or other property.

“Holders” shall mean the Existing Holders and the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.

“Insider Letters” shall mean those certain letter agreements, dated as of April 29, 2020, by and between the Company and each of the Company’s officers, directors, director nominees and the Sponsor.

“JHL Holders” shall mean [JHL Capital Group Holdings One LLC and JHL Capital Group Holdings Two LLC] and any of their affiliates.

“JHL Holder Lock-Up Period” shall mean, with respect to the Company Stock held by the JHL Holders, from the date hereof until the earliest to occur of (A) one year after the date hereof; (B) the first date the closing price of the Company Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their Company Stock for cash, securities or other property.

“Lock-Up Periods” shall mean the Founder Shares Lock-Up Period, the New Holder Lock-Up Period and the JHL Holder Lock-Up Period.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement, or necessary to make the statements in a Registration Statement or Prospectus (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Preamble.

“New Holder Lock-Up Period” shall mean, with respect to the Company Stock held by the New Holders (other than the JHL Holders) or their Permitted Transferees, from the date hereof until the earliest to occur of (A) 180 days after the date hereof; (B) the first date the closing price of the Company Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their Company Stock for cash, securities or other property.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-Up Period, New Holder Lock-Up Period and the JHL Holder Lock-Up Period, as the case may be, under the Insider Letters, the Warrant Exchange Agreement, the Sponsor Agreement, this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“QVT Holders” shall mean [Saratoga Park Ltd., QVT Family Office Onshore LP and Fourth Avenue FF Opportunities LP – Series E] and any of their affiliates.

“Registrable Security” shall mean (a) the shares of Company Stock issued upon the conversion of the Founder Shares, (b) any issued and outstanding share of Company Stock or any other equity security (including the shares of Company Stock issued or issuable upon the exercise of any other equity security) of the Company held by an Existing Holder as of the date of this Agreement, (c) any equity securities (including the shares of Company Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by a Holder, (d) any outstanding shares of Company Stock or any other equity security of the Company held by a New Holder as of the date of this Agreement (including shares transferred to a Permitted Transferee and the shares of Company Stock issued or issuable upon the exercise of any such other equity security), (e) any shares of Company Stock issued or issuable as Earn Out Shares to a New Holder and (f) any other equity security of the Company issued or issuable with respect to any such share of Company Stock described in the foregoing clauses (a) through (g) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates or book entries for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration and without any limitations, including or restrictions on volume, manner of sale or other limitations or restrictions pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”).

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Removed Shares” shall have the meaning given in Section 2.6.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Restricted Securities” shall have the meaning given in subsection 3.6.1.

“Rule 144” shall have the meaning given in the definition of “Registrable Security.”

“Rule 415” shall have the meaning given in subsection 2.1.1.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Agreement” shall have the meaning given in the Recitals hereto.

“Sponsor Private Placement Warrants” means the warrants purchased by the Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement between the Company and the Sponsor, dated as of April 19, 2020.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrant Exchange Agreement” shall have the meaning given in the Recitals hereto.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registration.

2.1.1 Initial Registration. The Company shall, as soon as practicable, but in no event later than fifteen (15) business days after the consummation of the transactions contemplated by the Merger Agreement, use its reasonable best efforts to file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) or, if Form S-3 is not then available to the Company, on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within one (1) business day of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2 Form S-3 Shelf. If the Company files a Form S-3 Shelf and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its best efforts to file a Form S-1 Shelf as promptly as practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 Shelf Takedown. At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade (a “Shelf Underwritten Offering”) provided that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $50,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering but in no event less than $10,000,000. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within five (5) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with the Pro Rata calculations in Section 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.5. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the initiating Holders after consultation with the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in underwritten offerings of securities by the Company.

2.1.4 Holder Information Required for Participation in Shelf Registration. At least ten (10) business days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth business day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.

2.2 Demand Registration.

2.2.1 Request for Registration. Subject to the provisions of subsection 2.2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 outstanding covering Registrable Securities, (a) the Existing Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Existing Holders, (b) the New Holders of at least a majority-in-interest of the then-outstanding number of Registrable Securities held by the New Holders or (c) the

QVT Holders of at least a majority-in-interest of the then-outstanding number of Registrable Securities held by the QVT Holders (the “Demanding Holders”), in each case, may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect (x) more than an aggregate of three (3) Registrations pursuant to a Demand Registration by the Existing Holders under this subsection 2.2.1 with respect to any or all Registrable Securities held by such Existing Holders and (y) more than one (1) Registration pursuant to a Demand Registration by the QVT Holders under this subsection 2.2.1 with respect to any or all Registrable Securities held by such QVT Holders; provided, however, that a Registration pursuant to a Demand Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Requesting Holders and the Demanding Holders to be registered on behalf of the Requesting Holders and the Demanding Holders in such Registration Statement have been sold, in accordance with Section 3.1 of this Agreement.

2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.2.4, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company.

2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Company Stock or other equity securities that the Company desires to sell and the Company Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Requesting Holders (Pro Rata, based on the respective number of Registrable Securities that each Requesting Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Company Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.2.5 Demand Registration Withdrawal. Any of the Demanding Holders initiating a Demand Registration or any of the Requesting Holders (if any), pursuant to a Registration under subsection 2.2.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least one (1) business day prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to its withdrawal under this subsection 2.2.5.

2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.2 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for a rights offering or an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing

Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.3.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Company Stock that the Company desires to sell, taken together with (i) the Company Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Company Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Company Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Stock, if any, as to which Registration has been requested or demanded pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Company Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Company Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such

Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President or Secretary of the Company stating that in the good faith judgment of the Board it would be detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than ninety (90) days; provided, however, that the Company shall not defer its obligation in this manner more than twice in any 12-month period (the “Aggregate Blocking Period”).

2.5 Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, if the Holders desire to effect a Block Trade, the Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its reasonable best efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures.

2.6 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form S-3 filed pursuant to this Section 2 is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a Holder to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof (or in the case of the Commission requiring a Holder to be named as an “underwriter,” the Holders) and (ii) use reasonable best efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders is an “underwriter.” The Holders shall have the right to select one legal counsel designated by the holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the applicable Holders’ counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five (5) days prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of the Holders pursuant to this Section 2.6 shall be allocated between the Holders on a pro rata basis based on the aggregate amount of Registrable Securities held by the Holders. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.2 hereof and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed pursuant to the terms of subsection 2.1.2 be counted as a Demand Registration hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 on an effective Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 2.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriter enters into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.11 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s), placement agent(s) or sales agent(s) may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than forty-five (45) days, determined in good faith by the Company to be necessary for such purpose; provided, that each day of any such suspension pursuant to this Section 3.4 shall correspondingly decrease the Aggregate Blocking Period available to the Company during any twelve (12) month period pursuant to Section 2.4 hereof. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Company Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including providing any legal opinions.

3.6 Transfer Restrictions.

3.6.1 During the applicable Lock-Up Periods, no Existing Holder or New Holder shall offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute any shares of Company Stock that are subject to an applicable Lock-Up Period or any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Company Stock that are subject to an applicable Lock-Up Period, whether now owned or hereinafter acquired, that is owned directly by such Existing Holder or New Holder (including securities held as a custodian) or with respect to which such Existing Holder or New Holder has beneficial ownership within the rules and regulations of the Commission (such securities that are subject to an applicable Lock-Up Period, the “Restricted Securities”), other than any transfer to an affiliate of an Existing Holder or New Holder, as applicable. The foregoing restriction is expressly agreed to preclude each Existing Holder or New Holder, as applicable, from engaging in any hedging or other transaction with respect to Restricted Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Securities even if such Restricted Securities would be disposed of by someone other than such Existing Holder or New Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Securities of the applicable Existing Holder or New Holder, or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Securities.

3.6.2 Each Existing Holder and New Holder hereby represents and warrants that it now has and, except as contemplated by this subsection 3.6.2 for the duration of the applicable Lock-Up Period, will have good and marketable title to its Restricted Securities, free and clear of all liens, encumbrances, and claims that could impact the ability of such Existing Holder or New Holder to comply with the foregoing restrictions. Each Existing Holder and New Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Restricted Securities during the applicable Lock-Up Period.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the

Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by the such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by Pro Rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, MP Materials Corp., 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119, Attention: Sheila Bangalore, General Counsel and Chief Strategy Officer, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

5.2.2 Prior to the expiration of the Founder Shares Lock-Up Period, the New Holder Lock-Up Period or the JHL Holder Lock-Up Period, as the case may be, no Holder who is subject to any such lock-up period may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, in violation of the applicable lock-up period, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects either the Existing Holders as a group, the JHL Holders as a group or the QVT Holders as a group, respectively, in a manner that is materially adversely different from Existing Holders, JHL Holders or QVT Holders, as applicable, shall require the consent of at least a majority-in-interest of the Registrable Securities held by such Existing Holders, a majority-in-interest of the Registrable Securities held by such JHL Holders, a majority-in-interest of the Registrable Securities held by such QVT Holders, as applicable, at the time in question so affected; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement and (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

FORTRESS VALUE ACQUISITION CORP., a Delaware corporation

By:
Name: Andrew A. McKnight
Title: Chief Executive Officer

EXISTING HOLDERS:

FORTRESS ACQUISITION SPONSOR LLC, a Delaware limited liability company

By:
Name: Alexander Gillette
Title: Secretary

By:
Name: R. Edward Albert III

By:
Name: Daniel N. Bass

By:
Name: Micah B. Kaplan

By:
Name: Aaron F. Hood

By:
Name: Carmen Policy

DEUTSCHE BANK SECURITIES INC.,

By:
Name:
Title:

MORGAN STANLEY & CO. LLC,

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

RBC CAPITAL MARKETS, LLC,

By:
Name:
Title:

NEW HOLDERS:

[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

ANNEX J

FORM OF JOINDER AGREEMENT

MPMO Holding Company[SNR Holding Company, LLC], a Delaware corporation[limited liability company that is treated as a corporation for U.S. federal income tax purposes] (“MPMO[SNR] HoldCo”) is executing and delivering this Joinder (this “Joinder”) pursuant to the Agreement and Plan of Merger, dated as of July 15, 2020 (the “Merger Agreement”), by and among Fortress Value Acquisition Corp., a Delaware corporation (“Parent”), MP Mine Operations LLC, a Delaware limited liability company (“MPMO”[SNR]) and Secure Natural Resources LLC, a Delaware limited liability company (together with MPMO[SNR], the “Companies”) and the other parties signatory thereto. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, the Transition Sub Mergers contemplated by the Merger Agreement have been consummated and MPMO[SNR] Holdco desires to execute this Joinder, pursuant to which, automatically and without any further action by any Person, MPMO[SNR] will become a party to the Merger Agreement, and shall cause MPMO[SNR] to comply with all covenants and perform all obligations of MPMO[SNR] set forth therein.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the MPMO[SNR] Holdco agrees as follows:

Section 1.1 Representations and Warranties of MPMO[SNR] Holdco.

(a) Organization and Qualification. MPMO[SNR] Holdco is a corporation[limited liability company that is treated as a corporation for U.S. federal income tax purposes] duly formed, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to such MPMO[SNR] Holdco and its Subsidiaries, taken as a whole. Complete and correct copies of the Charter Documents of MPMO[SNR] Holdco, as amended and currently in effect, have been made available to Parent. MPMO[SNR] Holdco was organized solely for the purpose of effectuating the Transactions, and does not have, and has not ever conducted, any business activities.

(b) Capitalization.

(i) As of the date of this Joinder: [●] shares of MPMO Holdco Common Stock[SNR HoldCo Common Units] are authorized, and [●] are issued and outstanding.

(ii) The MPMO Holdco Common Stock[SNR HoldCo Common Units] is/are duly authorized, validly issued, fully paid and nonassessable, were not and will not be issued in violation of any preemptive or similar right, purchase option, call or right of first refusal, right of first offer or similar rights, and are free and clear of all Liens other than (i) as may be set forth in the Charter Documents of MPMO[SNR] Holdco and (ii) for any restrictions on sales of securities under applicable securities laws.

(iii) MPMO[SNR] Holdco has not granted any outstanding options, warrants, profits interests, rights, incentive equity or equity-based interests or other securities convertible into or exchangeable or exercisable for shares of equity interests of MPMO[SNR] Holdco, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of equity securities of MPMO[SNR] Holdco, and there are no agreements of any kind which may obligate MPMO[SNR] Holdco to issue, purchase, register for sale, redeem or otherwise acquire any of their equity interests. Except for the Merger Agreement, there is no voting trust, proxy or other agreement or understanding with respect to the voting of the equity interests.

(d) Due Authorization. MPMO[SNR] Holdco has all requisite corporate[limited liability company] power and authority to: (a) execute, deliver and perform this Joinder and the Merger Agreement, and each ancillary document that MPMO[SNR] Holdco has executed or delivered or is to execute or deliver pursuant to this Joinder or the Merger Agreement; and (b) carry out MPMO[SNR] Holdco’s obligations hereunder and thereunder and to consummate the Transactions, in each case, subject to receipt of the Unitholder Approvals. The execution and delivery by MPMO[SNR] Holdco of this Joinder and the Merger Agreement and the consummation by MPMO[SNR] Holdco of the Transactions have been duly and validly authorized by all requisite action on the part of MPMO[SNR] Holdco (including the approval of the board of directors[managers] of MPMO[SNR] Holdco), no other proceedings on the part of MPMO[SNR] Holdco is necessary to authorize this Joinder or to consummate the Transactions. This Joinder has been duly and validly executed and delivered by MPMO[SNR] Holdco and constitutes the legal and binding obligation of MPMO[SNR] Holdco, enforceable against MPMO[SNR] Holdco in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies

(e) No Conflict; Governmental Consents and Filings.

(i) The execution and delivery by MPMO[SNR] Holdco of this Joinder do not, and the performance by MPMO[SNR] Holdco of this Joinder shall not: (i) conflict with or violate the Charter Documents; (ii) conflict with or violate any applicable Legal Requirements or Order; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or materially impair such MPMO[SNR] Holdco’s or any of its Subsidiaries’ rights or, in a manner adverse to MPMO[SNR] Holdco or its Subsidiaries, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of MPMO[SNR] Holdco or its Subsidiaries pursuant to, any Contract, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

(ii) The execution and delivery of this Joinder by MPMO[SNR] Holdco or its Subsidiaries, does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including lenders and lessors).

Section 1.2 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Joinder and to vest Parent following the Mergers with full right, title and possession to all assets, property, rights, privileges, powers and franchises of MPMO[SNR] Holdco and MPMO[SNR], the officers and directors, as applicable, (or their designees) of MPMO[SNR] Holdco are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is reasonable and not inconsistent with this Joinder.

Section 1.3 Miscellaneous. Article X of the Merger Agreement is hereby incorporated by reference, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned authorized officer of MPMO[SNR] Holdco has executed this Joinder as of the date first set forth above.

MPMO HOLDING COMPANY[SNR HOLDING COMPANY, LLC]

BY:
Name:
Title:

ANNEX K

MP MATERIALS CORP.

2020 STOCK INCENTIVE PLAN

I. INTRODUCTION

1.1 Purposes. The purposes of the MP Materials Corp. 2020 Stock Incentive Plan (this “Plan”) are (i) to align the interests of the Company’s stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company’s growth and success, (ii) to advance the interests of the Company by attracting and retaining Non-Employee Directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders.

1.2 Certain Definitions.

“Agreement” shall mean the written or electronic agreement evidencing an award hereunder between the Company and the recipient of such award.

“Board” shall mean the Board of Directors of the Company.

“Change in Control” shall have the meaning set forth in Section 5.8(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Committee” shall mean the Compensation Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board, in each case, consisting of two or more members of the Board, each of whom is intended to be (i) a “Non-Employee Director” within the meaning of Rule 16b-3 under the Exchange Act and (ii) “independent” within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded.

“Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company, and all rights appurtenant thereto.

“Company” shall mean MP Materials Corp., a corporation organized under the laws of the State of Delaware, or any successor thereto.

“Company Voting Securities” shall have the meaning set forth in Section 5.8(b)(1).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fair Market Value” shall mean the closing transaction price of a share of Common Stock as reported on the New York Stock Exchange on the date as of which such value is being determined or, if the Common Stock is not listed on the New York Stock Exchange, the closing transaction price of a share of Common Stock on the principal national stock exchange on which the Common Stock is traded on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if the Common Stock is not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate and in compliance with Section 409A of the Code.

“Free-Standing SAR” shall mean an SAR which is not granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent set forth in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

“Incentive Stock Option” shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

“Incumbent Directors” shall have the meaning set forth in Section 5.8(b)(4).

“Investors” shall mean JHL Capital Group Holdings One LLC, JHL Capital Group Holdings Two LLC, Saratoga Park Ltd., QVT Family Office Onshore LP, Fourth Avenue FF Opportunities LP—Series E, Leshan Shenghe Rare Earth Co, Ltd. and Shenghe Resources (Singapore) International Trading Pte.

“Non-Employee Director” shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

“Nonqualified Stock Option” shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

“Other Stock Award” shall mean an award granted pursuant to Section 3.4 of the Plan.

“Performance Award” shall mean a right to receive an amount of cash, Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.

“Performance Measures” shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder’s interest, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such award, or, in the case of a Restricted Stock Unit Award, Other Stock Award or Performance Award, to the holder’s receipt of the shares of Common Stock subject to such award or of payment with respect to such award. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of the Company (except with respect to the total shareholder return and earnings per share criteria) or individual basis, may be used by the Committee in establishing Performance Measures under this Plan: the attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or such other goals as the Committee may determine whether or not listed herein. Each such goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis, and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a Performance Measure or determining the achievement of a Performance Measure, the Committee may provide that achievement of the applicable Performance Measures may be amended or adjusted to include or exclude components of any

Performance Measure, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time.

“Performance Period” shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

“Restricted Stock” shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

“Restricted Stock Award” shall mean an award of Restricted Stock under this Plan.

“Restricted Stock Unit” shall mean a right to receive one share of Common Stock or, in lieu thereof and to the extent set forth in the applicable Agreement, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

“Restricted Stock Unit Award” shall mean an award of Restricted Stock Units under this Plan.

“Restriction Period” shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award or Other Stock Award shall remain in effect.

“SAR” shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

“Stock Award” shall mean a Restricted Stock Award, Restricted Stock Unit Award or Other Stock Award.

“Subsidiary” shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity.

“Substitute Award” shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an option or SAR.

“Tandem SAR” shall mean an SAR which is granted in tandem with, or by reference to, an option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such option, shares of Common Stock (which may be Restricted Stock) or, to the extent set forth in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such option, or portion thereof, which is surrendered.

“Tax Date” shall have the meaning set forth in Section 5.5.

“Ten Percent Holder” shall have the meaning set forth in Section 2.1(a).

1.3 Administration. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Other Stock Awards; and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, the purchase price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding awards shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding awards shall be deemed to be satisfied at the target, maximum or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Committee may delegate some or all of its power and authority hereunder to the Board (or any members thereof) or, subject to applicable law, to a subcommittee of the Board, a member of the Board, the Chief Executive Officer or other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to a member of the Board, the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys’ fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company’s Certificate of Incorporation and/or By-laws) and under any directors’ and officers’ liability insurance that may be in effect from time to time.

1.4 Eligibility. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, agents, and persons expected to become officers, other employees, Non-Employee Directors, consultants, independent contractors and agents of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee’s selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as otherwise provided for in an Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director, consultant, independent contractor or agent. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during an approved leave of absence. The aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be awarded or granted during any fiscal year of the Company to any Non-Employee

Director shall not exceed $600,000 (or, in the case of the Company’s independent, non-executive Chair of the Board or lead independent director, $800,000).

1.1 Shares Available. Subject to adjustment as provided in Section 5.7 and to all other limits set forth in this Plan, [            ] shares of Common Stock shall initially be available for all awards under this Plan, other than Substitute Awards. Subject to adjustment as provided in Section 5.7, no more than [                ] shares of Common Stock in the aggregate may be issued under the Plan in connection with Incentive Stock Options. The number of shares of Common Stock available under the Plan shall increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2021, and continuing until (and including) the calendar year ending December 31, 2030, with such annual increase equal to the lesser of (i) 2 % of the number of shares of Stock issued and outstanding on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the Board. The number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by the sum of the aggregate number of shares of Common Stock that become subject to outstanding options, outstanding Free-Standing SARs, outstanding Stock Awards and outstanding Performance Awards denominated in shares of Common Stock, other than Substitute Awards.

To the extent that shares of Common Stock subject to an outstanding option, SAR, Stock Award or Performance Award granted under the Plan, other than Substitute Awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such shares of Common Stock shall again be available under this Plan. In addition, shares of Common Stock subject to an award under this Plan shall again be available for issuance under this Plan if such shares are (x) shares that were subject to an option or stock-settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR or (y) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by the Company on the open market with the proceeds of an option exercise shall not again be available for issuance under this Plan.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1 Stock Options. The Committee may, in its discretion, grant options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee. Each option, or portion thereof, that is not an Incentive Stock Option, shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of Shares and Purchase Price. The number of shares of Common Stock subject to an option and the purchase price per share of Common Stock purchasable upon exercise of the option shall be determined by the Committee; provided, however, that the purchase price per share of Common Stock purchasable upon exercise of an option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a “Ten Percent Holder”), the purchase price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of an option that is a Substitute Award, the purchase price per share of the shares subject to such option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b) Option Period and Exercisability. The period during which an option may be exercised shall be determined by the Committee; provided, however, that no option shall be exercised later than ten years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(c) Method of Exercise. An option may be exercised (i) by giving written notice to the Company specifying the number of whole shares of Common Stock to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company’s satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. Any fraction of a share of Common Stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the participant. No shares of Common Stock shall be issued and no certificate representing Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction).

2.2 Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Agreement relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of SARs and Base Price. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of Common Stock of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the option for which the SAR is exchanged or substituted).

Notwithstanding the foregoing, in the case of an SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

(b) Exercise Period and Exercisability. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that (i) no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related option and (ii) no Free-Standing SAR shall be exercised later than ten years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Common Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR.

(c) Method of Exercise. A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing Common Stock shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction).

2.3 Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an option or SAR (i) upon a termination of employment with or service to the Company of the holder of such option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

2.4 No Repricing. The Committee shall have the discretion, without the approval of the stockholders of the Company, to (i) reduce the purchase price or base price of any previously granted option or SAR, (ii) cancel any previously granted option or SAR in exchange for another option or SAR with a lower purchase price or base price or (iii) cancel any previously granted option or SAR in exchange for cash or another award if the purchase price of such option or the base price of such SAR exceeds the Fair Market Value of a share of Common Stock on the date of such cancellation.

2.5 No Dividend Equivalents. Notwithstanding anything in an Agreement to the contrary, the holder of an option or SAR shall not be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such option or SAR.

III. STOCK AWARDS

3.1 Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, a Restricted Stock Unit Award or, in the case of an Other Stock Award, the type of award being granted.

3.2 Terms of Restricted Stock Awards. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder’s name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company’s right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that (i) a distribution with respect to shares of Common Stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of Common Stock that are subject to performance-based vesting conditions, in each case, shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such distribution was made.

3.3 Terms of Restricted Stock Unit Awards. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Unit Award, including the number of shares that are earned upon the attainment of any specified Performance Measures, and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Settlement of Vested Restricted Stock Unit Awards. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents with respect to Restricted Stock Units that are subject to performance-based vesting conditions shall be subject to the same vesting conditions as the underlying awards. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award.

3.4 Other Stock Awards. Subject to the limitations set forth in the Plan, the Committee is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock, including without limitation shares of Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of Common Stock issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Committee. The Committee shall determine the terms and conditions of such awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to Other Stock Awards that are subject to performance-based vesting conditions shall be subject to the same vesting conditions as the underlying awards.

3.5 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

IV. PERFORMANCE AWARDS

4.1 Performance Awards. The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee.

4.2 Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Value of Performance Awards and Performance Measures. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period.

(c) Settlement of Vested Performance Awards. The Agreement relating to a Performance Award shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights as a stockholder of the Company as determined pursuant to Section 3.2(d). Any dividends or dividend equivalents with respect to a Performance Award shall be subject to the same performance-based vesting restrictions as such Performance Award. Prior to the settlement of a Performance Award in shares of Common Stock, including Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company.

4.3 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

V. GENERAL

5.1 Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval at a special meeting of stockholders in 2020 and shall become effective as of the date on which the Plan was approved by stockholders. This Plan shall terminate on the tenth anniversary of its effective date, unless terminated earlier by the Board. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination.

Awards hereunder may be made at any time prior to the termination of this Plan, provided that no Incentive Stock Option may be granted later than ten years after the date on which the Plan was approved by the Board. In the event that this Plan is not approved by the stockholders of the Company, this Plan and any awards hereunder shall be void and of no force or effect.

5.2 Amendments. The Board may amend this Plan as it shall deem advisable; provided, however, that no amendment to the Plan shall be effective without the approval of the Company’s stockholders if (i) stockholder approval is required by applicable law, rule or regulation, including any rule of the New York Stock Exchange, or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment seeks to modify the Non-Employee Director compensation limit set forth in Section 1.3; provided further, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder.

5.3 Agreement. Each award under this Plan shall be evidenced by an Agreement setting forth the terms and conditions applicable to such award. No award shall be valid until an Agreement is executed by the Company and, to the extent required by the Company, executed or electronically accepted by the recipient of such award. Upon such execution or acceptance and delivery of the Agreement to the Company within the time period specified by the Company, such award shall be effective as of the effective date set forth in the Agreement.

5.4 Non-Transferability. No award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such award, to the holder’s family members, a trust or entity established by the holder for estate planning purposes, a charitable organization designated by the holder or pursuant to a domestic relations order, in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an award, each award may be exercised or settled during the holder’s lifetime only by the holder or the holder’s legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

5.5 Tax Withholding. The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such award. An Agreement may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the “Tax Date”), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, in either case equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an option, a cash payment by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate (or, if permitted by the Company, such other rate as will not cause adverse accounting consequences under the accounting rules then in effect, and is permitted under applicable IRS withholding rules). Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder.

5.6 Restrictions on Shares. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.7 Adjustment. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation or any successor or replacement accounting standard) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding option and SAR (including the number and class of securities subject to each outstanding option or SAR and the purchase price or base price per share), the terms of each outstanding Stock Award (including the number and class of securities subject thereto), the terms of each outstanding Performance Award (including the number and class of securities subject thereto, if applicable), the maximum number of securities with respect to which options or SARs may be granted during any fiscal year of the Company to any one grantee, the maximum number of shares of Common Stock that may be awarded during any fiscal year of the Company to any one grantee pursuant to a Stock Award that is subject to Performance Measures or a Performance Award, as set forth in Section 1.6, shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options and SARs in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

5.8 Change in Control.

(a) Subject to the terms of the applicable award Agreements, in the event of a “Change in Control,” the Board, as constituted prior to the Change in Control, may, in its discretion:

(1)

require that (i) some or all outstanding options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the Restriction Period applicable to some or all outstanding Stock Awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the Performance Period applicable to some or all outstanding awards shall lapse in full or in part, and (iv) the Performance Measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target, maximum or any other level;

(2)

require that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control (or a parent corporation thereof) or other property be substituted for some or all of the shares of Common Stock subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Board in accordance with Section 5.7; and/or

(3)

require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (i) a cash payment in an amount equal to (A) in the case of an option or an SAR, the aggregate number of shares of Common Stock then subject to the portion of such option or SAR surrendered, whether or not vested or exercisable, multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the purchase price or base price per share of Common Stock subject to such option or SAR, (B) in the case of a Stock Award or a Performance Award denominated in shares of Common Stock, the number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(a)(i), whether or not vested, multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control, and (C) in the case of a Performance

Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(a)(i); (ii) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control (or a parent corporation thereof) or other property, having a fair market value not less than the amount determined under clause (i) above; or (iii) a combination of the payment of cash pursuant to clause (i) above and the issuance of shares or other property pursuant to clause (ii) above.

(b) For purposes of this Plan, a “Change in Control” shall be deemed to have occurred if:

(1)

any transaction or series of transactions in which any Person becomes the direct or indirect Beneficial Owner, by way of a stock issuance, tender offer, merger, consolidation, other business combination or otherwise, of greater than 35% of the total voting power (on a fully diluted basis as if all convertible securities had been converted and all warrants and options had been exercised) entitled to vote in the election of directors of the Company (“Company Voting Securities”) (including any transaction in which the Company becomes a wholly-owned or majority-owned subsidiary of another corporation); provided, however, that the following acquisitions shall not be deemed to be a Change of Control: (i) acquisitions by the Company or any Subsidiary; (ii) acquisitions by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) acquisitions by any underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) any acquisition pursuant to a transaction described in subparagraph (b) of this definition;

(2)

any merger or consolidation or reorganization of the Company other than a merger, consolidation or reorganization (i) immediately following which those individuals who, immediately prior to the consummation of such merger, consolidation or reorganization, constituted the Board, constitute a majority of the board of directors of the Company or the surviving or resulting entity or any parent thereof, (ii) which results in the Company Voting Securities outstanding immediately prior to such merger, consolidation or reorganization continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, greater than 50% of the combined voting power of the securities of the Company (or such surviving entity or any parent thereof) outstanding immediately after such merger or consolidation, and (iii) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 50% or more of the then outstanding Company Voting Securities;

(3)	any transaction or series of transactions in which all or substantially all of the Company’s assets are sold;

(4)

during any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided that any Person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director.

provided, that with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (1), (2), (3) or (4) also constitutes a “change in control event,” as defined in Treasury Regulation §1.409A-3(i)(5) if required in order for the payment not to violate Section 409A of the Code. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur as a result of the disposition of securities in the Company by the Investors or any affiliates thereof or affiliated funds, including pursuant to any secondary offering of the Company’s equity.

Solely for purposes of this definition, the following terms shall have the meaning specified: (A) “Affiliate” shall have the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act; (B) “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act, except that a Person shall not be deemed to be the Beneficial Owner of any securities which are reflected on a Schedule 13G; and (C) ”Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (w) the Company or any of its Affiliates; (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries; (y) an underwriter temporarily holding securities pursuant to an offering of such securities; or (z) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

5.9 Deferrals. The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the settlement of all or a portion of any award made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

5.10 No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

5.11 Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

5.12 Designation of Beneficiary. To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder’s beneficiary or beneficiaries (both primary and contingent) in the event of the holder’s death or incapacity. To the extent an outstanding option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder’s lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder’s executor, administrator, legal representative or similar person.

5.13 Awards Subject to Clawback. The awards granted under this Plan and any cash payment or shares of Common Stock delivered pursuant to such an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable award Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

5.14 Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

5.15 Foreign Employees. Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside of the United States on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

ANNEX L

July 14, 2020

Board of Directors

SECURE NATURAL RESOURCES LLC

6720 Via Austi Parkway, Suite 450

Las Vegas, NV 89119

Ladies and Gentlemen:

You have requested that we render an opinion to Secure Natural Resources LLC (the “Company”) as to the fairness from a financial point of view to the Company of a proposed business combination transaction (the “Transaction”) among Fortress Value Acquisition Corp. (“FVAC”), the Company, and MP Mine Operations LLC (“MPMO” and together with the Company, “MP Materials”). More specifically, you have asked for our opinion as to whether the SNR Consideration (as defined below) to be paid in the Transaction is fair to the Company from a financial point of view, in light of current market conditions.

In accordance with the Transaction FVAC will acquire both the Company and MPMO for an ascribed equity value to be paid to the equity holders of the Company and MPMO consisting of (i) $200 million (with respect to the Company equity holders) and approximately $719.4 million (with respect to the MPMO equity holders), which will be paid in shares of FVAC stock issued at $10.00 per share at closing, and (ii) the right to receive up to 12,860,000 additional shares of FVAC stock if certain price targets are achieved during the ten year period following the closing, which shares will be distributed pro rata in accordance with the portion of closing consideration payable to each existing equity holder, resulting in the Company’s existing equity holders receiving up to 2,797,429 additional shares. The amount payable to the Company’s existing equity holders shall be referred to as the “SNR Consideration”.

In arriving at our opinion, we have reviewed the following items provided to us by the Company and its advisors: (i) the Company’s audited financial statements for the years ended December 31, 2019 and 2018 audited by RSM US LLP; (ii) the Company’s 2020 budget; (iii) the Company’s balance sheet as of June 30, 2020 and income statement for the six months ended June 30, 2020; (iv) the Project Element Investor Model for the Company and MPMO on a consolidated basis in the Excel file “2020.06.19 Project Element Investor Model vF” (the “Projections”); (v) the summary Element Stage III financial model for the Company and MPMO on a consolidated basis assuming completion of Stage III in the Excel file “2020.06 Element Stage III” ; (vi) the Company’s 2020 budget; (vii) the investor presentation for the Company, MPMO and FVAC prepared by Morgan Stanley, dated June 2020; (viii) the Lease and License Agreement, dated April

3, 2017, by and between the Company and MPMO; (ix) the Letter of Intent, dated June 4, 2020, provided by FVAC to MP Materials; (x) the Agreement and Plan of Merger by and among FVAC, MPMO, the Company and other related entities, dated July [15], 2020 (DRAFT 7/13/20). In addition, we have had discussions with management of the Company and MPMO regarding historical and projected future financial performance, operations, products and customers. The Company’s management has assured us that they are unaware of any facts that would cause the foregoing information to be incomplete or misleading in any material respect as of the date of this opinion.

L-1

Board of Directors

Secure Natural Resources LLC

July 14, 2020

In rendering this opinion, we have used and relied on certain past and current audited and unaudited financial information, projected financial information and other information, data and materials provided, discussed or otherwise made available to us by or on behalf of the Company. We have not independently verified any of this information and have relied on it being complete and accurate in all material respects. Management of the Company has assured us that they are unaware of any facts that would cause the foregoing information to be incomplete or misleading in any material respect as of the date of this opinion. We have relied upon and assumed without independent verification, the accuracy and completeness of all such information and do not assume any responsibility with respect to such information. Without limiting the foregoing, management of the Company has advised us and we have assumed that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of MP Materials and we express no opinion with respect to the Projections. In arriving at our opinion, we have also used and relied upon information contained in various publicly available reports and statements. We do not assume responsibility for the accuracy of such information and we have relied upon it without independent verification.

In preparing this opinion, we have not participated in any negotiations relating to the terms of the Transaction or solicited expressions of interest from any third parties or made any other investigation of any possible alternatives to the Transaction. This opinion is not intended to be and should not be construed as any form of recommendation to the Board of Directors of the Company or any other party relating to the Transaction. We offer no opinion or advice as to legal, regulatory, accounting, insurance or tax matters relating to the Transaction and we assume that such opinions and advice has or will be obtained from appropriate professionals.

This opinion is being furnished solely for the benefit of and use by the Board of Directors of the Company in connection with its consideration of the Transaction and may not be used for any other purpose or relied upon or distributed to any other party; provided, however, that non-reliance information copies of the opinion may be shared with the Board of Directors’ accountants, attorneys and other outside advisors to the extent required in connection with the engagement of such parties so long as they agree not to disseminate the opinion to any third parties. Without limiting the foregoing, this opinion may not be reproduced in or otherwise referred to in any debt placement, offering or other form of document distributed to any third party without our prior written consent.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that the SNR Consideration to be paid in the Transaction, in light of current market conditions, is fair to the Company from a financial point of view.

This opinion is provided as of the date stated above and Murray Devine has no responsibility to update this opinion for any subsequent events or circumstances.

Very truly yours,

MURRAY, DEVINE & CO., INC.

L-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, FVAC’s current certificate of incorporation provides that a director will not be personally liable to FVAC or FVAC’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to FVAC or FVAC’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

FVAC’s current certificate of incorporation provides that FVAC will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

FVAC has entered into indemnification agreements with each of its current directors and executive officers. These agreements require FVAC to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to FVAC, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. FVAC also intends to enter into indemnification agreements with future directors and executive officers.

Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit

2.1	Agreement and Plan of Merger, dated as of July 15, 2020, by and among Fortress Value Acquisition Corp., FVAC Merger Corp. I, FVAC Merger LLC II, FVAC Merger LLC III, FVAC Merger LLC IV, MP Mine Operations LLC and Secure Natural Resources LLC (attached as Annex A to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). (1)**

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2020, by and among Fortress Value Acquisition Corp., FVAC Merger Corp. I, FVAC Merger LLC II, FVAC Merger LLC III, FVAC Merger LLC IV, MP Mine Operations LLC and Secure Natural Resources LLC (attached as Annex A-1 to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). (1)**

3.1	Form of Second Amended and Restated Certificate of Incorporation of Fortress Value Acquisition Corp. (attached as Annex B to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

3.2	Form of Amended and Restated Bylaws of Fortress Value Acquisition Corp. (attached as Annex C to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

5.1	Legal Opinion of Weil, Gotshal & Manges LLP. †

8.1	Tax Opinion of Sidley Austin LLP. *

8.2	Tax Opinion of Simpson Thacher & Bartlett LLP. *

10.1	Form of Subscription Agreement (attached as Annex D to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

10.2	MPMO Support Agreement, dated as of July 15, 2020, by and among Fortress Value Acquisition Corp. and MP Mine Operations LLC (attached as Annex E to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

10.3	SNR Support Agreement, dated as of July 15, 2020, by and among Fortress Value Acquisition Corp. and MP Mine Operations LLC (attached as Annex F to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

10.4	Parent Sponsor Warrant Exchange Agreement, dated as of July 15, 2020, by and among Fortress Value Acquisition Corp., Fortress Value Acquisition Sponsor LLC and the other parties thereto (attached as Annex G to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

10.5	Parent Sponsor Letter Agreement, dated as of July 15, 2020, by and among Fortress Value Acquisition Corp., Fortress Value Acquisition Sponsor LLC and the other parties thereto (originally entered into on July 15, 2020 and amended and restated on August 26, 2020, and attached as Annex H to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

10.6	Form of Amended and Restated Registration Rights Agreement (attached as Annex I to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

10.7	Form of Pre-Closing Reorganization Joinders (attached as Annex J to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

Exhibit

10.8*	Form of Incentive Plan (attached as Annex K to this proxy statement/consent solicitation/prospectus which forms a part of this registration statement). **

10.09	Indemnity Agreement, dated as of April 29, 2020, between the Registrant and Andrew A. McKnight (incorporated by reference to Exhibit 10.6 filed with the Registrant’s current report on Form 8-K filed on May 4, 2020).

10.10	Indemnity Agreement, dated as of April 29, 2020, between the Registrant and R. Edward Albert III (incorporated by reference to Exhibit 10.7 filed with the Registrant’s current report on Form 8-K filed on May 4, 2020).

10.11	Indemnity Agreement, dated as of April 29, 2020, between the Registrant and Joshua A. Pack (incorporated by reference to Exhibit 10.8 filed with the Registrant’s current report on Form 8-K filed on May 4, 2020).

10.12	Indemnity Agreement, dated as of April 29, 2020, between the Registrant and Daniel N. Bass (incorporated by reference to Exhibit 10.9 filed with the Registrant’s current report on Form 8-K filed on May 4, 2020).

10.13	Indemnity Agreement, dated as of April 29, 2020, between the Registrant and Micah B. Kaplan (incorporated by reference to Exhibit 10.10 filed with the Registrant’s current report on Form 8-K filed on May 4, 2020).

10.14	Indemnity Agreement, dated as of April 29, 2020, between the Registrant and Aaron F. Hood (incorporated by reference to Exhibit 10.11 filed with the Registrant’s current report on Form 8-K filed on May 4, 2020).

10.15	Amended and Restated Offtake Agreement, dated as of May 19, 2020, between MPMO and Shenghe Resources (Singapore). **+

23.1	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1) †

23.2	Consent of Sidley Austin LLP (included in Exhibit 8.1) *

23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2) *

23.4	Consent of WithumSmith+Brown, PC. *

23.5	Consent of RSM US LLP *

23.6	Consent of KPMG LLP *

23.7	Consent of SRK Consulting (U.S.), Inc. *

24.1	Power of Attorney (included as part of signature page) **

99.1	Form of Proxy Card for Fortress Value Acquisition Corp. Special Meeting †

99.2	Form of Consent to be used by holders of Secured Natural Resources LLC †

99.3	Form of Consent to be used by holders of MP Mine Operations LLC †

99.4	Consent of Gen. Richard B. Myers to be named as a director **

99.5	Consent of Daniel Gold to be named as a director **

99.6	Consent of Randall Weisenburger to be named as a director **

99.7	Consent of James Litinsky to be named as a director **

99.8	Consent of Andrew A. McKnight to be named as a director **

99.9	Consent of Murray, Devine & Co., Inc. **

99.10	Consent of Maryanne R. Lavan to be named as a director *

99.11	Consent of Connie K. Duckworth to be named as a director *

101.INS XBRL Instance Document**

101.SCH XBRL Taxonomy Extension Schema Document**

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB XBRL Taxonomy Extension Label Linkbase Document**

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document**

†	To be filed by amendment.
*	Filed herewith.
**	Previously filed.
+	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).
(1)	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request.

Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act , each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on the 30th day of September, 2020.

Fortress Value Acquisition Corp.

By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight
Title: Chief Executive Officer

POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Andrew A. McKnight	Chief Executive Officer, Director (Principal Executive Officer)	September 30, 2020
Andrew A. McKnight

/s/ Daniel N. Bass	Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2020
Daniel N. Bass

*	President, Secretary, Director	September 30, 2020
R. Edward Albert III

*	Chief Operating Officer	September 30, 2020
Micah B. Kaplan

*	Director	September 30, 2020
Joshua A. Pack

*	Director	September 30, 2020
Aaron F. Hood

*	Director	September 30, 2020
Carmen A. Policy

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to the Registration Statement on Form S-4 pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of the Registrant and previously filed on behalf of the Registrant.

* By:	/s/ Andrew A. McKnight
Name: Andrew A. McKnight, Attorney-in-Fact